Exhibit 99.11

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE AND URGENT ATTENTION.

THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 901D OF THE COMPANIES ACT 2006 (the **EXPLANATORY STATEMENT**) IN RELATION TO A PROPOSED RESTRUCTURING PLAN BETWEEN HURRICANE ENERGY PLC AND ITS BONDHOLDERS. It is being sent to persons who are believed to be Bondholders or Shareholders at the date of this Explanatory Statement. If you have assigned, sold, or otherwise transferred, or assign, sell or otherwise transfer, your interests as a Bondholder or Shareholder before the Record Time you must forward this Explanatory Statement and the accompanying documents at once to the person or persons to whom you have assigned, sold or otherwise transferred, or assign, sell or otherwise transfer, your interests as a Bondholder or Shareholder. Capitalised terms in this Explanatory Statement have the meanings given to them in the definitions appendix (Appendix A), included at the end of this Explanatory Statement.

This Explanatory Statement, and accompanying documents do not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for any securities in any jurisdiction in which such an offer or solicitation is unlawful and, therefore, persons into whose possession this Explanatory Statement comes should inform themselves about and observe any such restrictions. This Explanatory Statement does not constitute a prospectus or equivalent document and has not been prepared to such standards and has not been approved by any regulatory or supervisory authority.

If you are in any doubt as to the contents of this Explanatory Statement or the documents that accompany it or what action you should take, it is recommended that you seek your own independent financial, legal and/or tax advice immediately from your stockbroker, bank manager, solicitor, tax adviser, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 (as amended) (**FSMA**) or by an appropriate regulatory body, or from another appropriately authorised independent adviser if you are in a territory outside the United Kingdom. The contents of this Explanatory Statement are not to be construed as legal, business or tax advice.

Bondholders and Shareholders considering the Restructuring should form their own view and/or consult their own tax advisers in relation to the tax consequences for them of the Restructuring under the laws of any applicable jurisdiction. No representations are made regarding the tax consequences of the Restructuring for the Bondholders or Shareholders.

This Explanatory Statement is accompanied by an Account Holder Letter for use by Bondholders, the form of which is set out at Appendix D (*Form of Account Holder Letter*). This letter contains, among other things, voting instructions, elections and confirmations in respect of the Restructuring Plan. It is important that you read this Explanatory Statement and the accompanying Account Holder Letter carefully, and, if you are a Bondholder, that you comply with the directions for voting instructions, elections, and confirmations contained in this Explanatory Statement and the Account Holder Letter.

Further copies of this Explanatory Statement and the Account Holder Letter can be obtained by Bondholders by accessing the Plan Website at https://deals.lucid-is.com/hurricane or by contacting the Information Agent via email at hurricane@lucid-is.com. Shareholders can obtain further copies of this Explanatory Statement at www.hurricaneenergy.com.

Neither this Explanatory Statement nor the Account Holder Letter may be taken, transmitted or distributed, directly or indirectly, subject to certain exceptions, into an Excluded Territory or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. Any failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdictions. The distribution of this Explanatory Statement and/or the Account Holder Letter and/or any other accompanying documents into jurisdictions other than the United Kingdom may also be restricted by law and, therefore, persons into whose possession this Explanatory Statement, the Account Holder Letter, and any accompanying documents come should inform themselves about and observe such restrictions.

This Explanatory Statement has been issued in respect of securities of a non-U.S. company. Any offer of securities is subject to disclosure requirements of a country other than the United States that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the Plan Company is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

EXPLANATORY STATEMENT IN RELATION TO THE RESTRUCTURING PLAN

under Part 26A of the Companies Act 2006
between

Hurricane Energy plc

(the **Plan Company**)

and its

Bondholders
(as defined at Appendix A)

DATE: 24 May 2021

The Record Time for determining the Bondholders and Shareholders entitled to vote on the Restructuring Plan will be 5:00 p.m. (London time) on 9 June 2021. For details of Shareholder voting and deadlines, please see Appendix L (*Shareholder Plan Meeting Notice*).

The Bondholder Plan Meeting to consider and vote on the Restructuring Plan will be held virtually at or about 11:00 a.m. (London time) on 11 June 2021. The Shareholder Plan Meeting to consider and vote on the Restructuring Plan will be held virtually at 12:00 p.m. on 11 June 2021, or if later as soon as possible thereafter as the Bondholder Plan Meeting shall have been concluded or adjourned.

You should read this Explanatory Statement, and the information referred to in this Explanatory Statement, in its entirety. In particular, you should read the risk factors set out at Part 9 (*Risk Factors*) of this Explanatory Statement for a discussion of certain risks and other facts that should be considered when deciding what action to take in relation to the terms of the Restructuring Plan.

A summary of the Restructuring Plan is set out at Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement, and the full text of the Restructuring Plan is set out at Appendix F (*Restructuring Plan*) of this Explanatory Statement.

Voting on the Restructuring Plan by Bondholders

Notice of the Bondholder Plan Meeting to be held virtually (the **Bondholder Plan Meeting Notice**) is set out at Appendix C (*Bondholder Plan Meeting Notice*) of this Explanatory Statement.

Bondholders who hold their Bonds in a Clearing System and who wish to vote on the Restructuring Plan (either in person or by proxy) should ensure that they (i) submit Custody Instructions to Euroclear or Clearstream (as applicable) by no later than 5:00 p.m. London time on 8 June 2021 (being the **Custody Instructions Deadline**) and (ii) submit a validly completed Account Holder Letter to the Information Agent, which must be received by the Information Agent by no later than 5:00 p.m. London time on 9 June 2021 (being the **Voting Instructions Deadline**). By submitting Custody Instructions, trading of the Bonds subject to such instructions will be blocked in the Clearing Systems.

More detailed instructions about actions to be taken by Bondholders prior to the Bondholder Plan Meeting are set out at Part 4 (*Summary of action to be taken by Bondholders*) and Appendix B (*Instructions and Guidance to Bondholders*) of this Explanatory Statement.

Voting on the Restructuring Plan by Shareholders

Notice of the Shareholder Plan Meeting to be held virtually (the **Shareholder Plan Meeting Notice**), together with detailed instructions about actions to be taken by Shareholders prior to the Shareholder Plan Meeting, is set out at Appendix L (*Shareholder Plan Meeting Notice*) of this Explanatory Statement.

Documents available

The following documents will be made available for Bondholders, subject to any restrictions relating to persons resident in certain jurisdictions, at https://deals.lucid-is.com/hurricane or by contacting the Information Agent via email at hurricane@lucid-is.com, up to and including the Restructuring Effective Date (together with appendices, where applicable):

(a) the Lock-up Agreement;

(b) the Practice Statement Letter;

(c) this Explanatory Statement (including the Restructuring Plan);

(d) the form of Restructuring Implementation Deed (appended to the Restructuring Plan);

(e) the Account Holder Letter (also appended to this Explanatory Statement).

(f) the form of Guarantor Subsidiary Undertaking (appended to the Restructuring Plan)

(g) the form of undertaking of the Information Agent and Holding Period Trustee to be bound by the Restructuring Plan (appended to the Restructuring Plan);

(h) the form of Holding Period Trust Deed (also appended to this Explanatory Statement);

(i) the form of Amendment and Restatement Agreement relating to the Bond Trust Deed (also appended to this Explanatory Statement);

(j) the form of Amended and Restated Bond Trust Deed (appended to the form of Amendment and Restatement Agreement relating to the Bond Trust Deed);

(k) the form of Amended and Restated Global Bond (appended to the form of Amendment and Restatement Agreement relating to the Bond Trust Deed);

(l) the form of Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement (also appended to this Explanatory Statement);

(m) the form of Amended and Restated Paying, Calculation and Transfer Agency Agreement (appended to the form of Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement);

(n) the form of Deed of Charge (also appended to this Explanatory Statement); and

(o) the Articles of Association (also appended to this Explanatory Statement).

Shareholders can obtain copies of these documents at www.hurricaneenergy.com.

Further important information is set out under Part 1 (*Important Notices*) of this Explanatory Statement.

Contents

Part 1 – IMPORTANT NOTICES

Unless the context otherwise requires, all capitalised terms used in this Explanatory Statement shall have the meanings set out in, and general terms shall be construed in accordance with, Appendix A (*Definitions, Glossary and Interpretation*) of this Explanatory Statement. The appendices to this Explanatory Statement form an integral part of it and, unless expressly stated otherwise, references to this Explanatory Statement shall be construed as references to the Explanatory Statement including the appendices to it.


IMPORTANT SECURITIES LAW NOTICES


No offer or solicitation for Bonds or Exchange Shares or Commission Shares

This Explanatory Statement, including the Account Holder Letter does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for the Bonds or any Exchange Shares or Commission Shares or any other securities in any jurisdiction in which such an offer or solicitation is unlawful or, in any Excluded Territory and, therefore, persons into whose possession this Explanatory Statement comes should inform themselves about and observe any such restrictions. In particular, neither the Bonds nor the Exchange Shares nor the Commission Shares have been, nor will be, registered under the United States Securities Act of 1933, as amended (the **US Securities Act)** or under the securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, resold, transferred or delivered, directly or indirectly, within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. You should ensure that you read the whole of this Explanatory Statement including the information incorporated by reference into this Explanatory Statement and the accompanying Account Holder Letter. Do not just rely on key information or information summarised within it.

No person has been authorised to give any information or make any representations other than those contained in this Explanatory Statement and, if given or made, such information or representations must not be relied on as having been so authorised by the Plan Company, the Directors or any other person.

The statements contained in this Explanatory Statement are made as at the date of this Explanatory Statement, unless another time is specified in relation to them. Neither the delivery of this Explanatory Statement, the Account Holder Letter, nor the implementation of the Restructuring including the amendment of the Bonds or the issue of any Exchange Shares or Commission Shares made pursuant to the Restructuring shall under any circumstances imply that there has been no change in the Plan Company's affairs since the date of this Explanatory Statement nor that the information set forth in this Explanatory Statement is correct subsequent to that date.

None of the Plan Company or any of its representatives, Affiliates, Directors, officers or employees makes any representation to any Bondholder or Shareholder under the laws applicable to such Bondholder or Shareholder. Each Bondholder and Shareholder should consult with his or her own advisers as to the legal, tax, business, financial and related aspects of the matters described in this Explanatory Statement.

This Explanatory Statement is intended for Bondholders and Shareholders only. Any reproduction, distribution or publication of this Explanatory Statement in whole or in part, and any disclosure of its contents or use of any information in this Explanatory Statement for any purpose other than in considering the terms of the Restructuring Plan is, except as required by applicable law or regulation, prohibited. Each Bondholder and Shareholder by accepting delivery of this Explanatory Statement acknowledges and agrees to the foregoing.

United States of America

Neither the Bonds nor the Exchange Shares nor the Commission Shares have been approved or disapproved by the United States Securities and Exchange Commission, any state's securities commission in the United States or any U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Restructuring or the accuracy of adequacy of the information contained in this Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

This Explanatory Statement (and the accompanying documents) are submitted to Bondholders and Shareholders in the United States pursuant to an exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. Any new securities issued or deemed to be issued in connection herewith will be "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act to the same extent as the Bonds as at the date of this Explanatory Statement.

This Explanatory Statement has been issued in respect of securities of a non-U.S. company. Any offer of securities is subject to disclosure requirements of a country other than the United States that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the Plan Company is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

European Economic Area and United Kingdom

This Explanatory Statement, the Account Holder Letter and any document related thereto have been prepared on the basis that any arrangements for the receipt of Exchange Shares or Commission Shares within any Member State of the European Economic Area (the **EEA**) or in the United Kingdom (the **UK**) (each a **Relevant State**) will be made: (i) in the EEA pursuant to an exemption under Article 1(4)(a) of the Prospectus Regulation and/or (ii) in the UK pursuant to an exemption under Article 1(4)(a) of the Prospectus Regulation, as it forms part of the current domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 and secondary legislation made under it, in each case, as amended, including by the European Union (Withdrawal Agreement) Act 2020 (the **UK Prospectus Regulation**) (as applicable), from the requirement to publish a prospectus for the offer of transferable securities to the public. In relation to each Relevant State, no offer of the Exchange Shares or Commission Shares may be made to the public at any time other than (i) in the EEA pursuant to an exemption under the Prospectus Regulation and/or (ii) in the UK pursuant to an exemption under the UK Prospectus Regulation and/or FSMA (as applicable). In any Relevant State, the arrangements for any receipt of Exchange Shares or Commission Shares is only addressed to and directed at qualified investors (**Qualified Investors**) in that Relevant State: (i) in the EEA within the meaning of Article 2(e) of the Prospectus Regulation and/or (ii) in the UK within the meaning of Article 2(e) of the UK Prospectus Regulation; (as applicable). None of the Plan Company, its Affiliates or any person acting on their behalf has authorised, nor do they authorise, the making of any offer of the Exchange Shares or Commission Shares to any person in the EEA and/or UK other than Qualified Investors.

This Explanatory Statement, the Account Holder Letter and any document related thereto is only addressed to and directed at the Bondholders and Shareholders of Hurricane Energy plc and is exempt from the prohibition under section 21 of FSMA pursuant to Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the **FPO**). This Explanatory Statement, the Account Holder Letter and any document related thereto is not, and should not be construed as, an invitation or inducement to engage in investment activity in relation to any securities. In the UK, the information contained in this Explanatory Statement, the Account Holder Letter and any document related thereto is intended only for use by and may only be relied upon by Bondholders and

Shareholders who are Qualified Investors and who are at the relevant time: (i) investment professionals within the meaning of Article 19(5) of the FPO; (ii) high net worth undertakings or persons within the meaning of Article 49(2)(a) to (d) of the FPO; or (iii) persons to whom the communication may otherwise lawfully be communicated (**Permitted Persons**). Any person in the UK that is not a Permitted Person is not, for the purposes of any investment or investment decision, an intended recipient of the information contained in this Explanatory Statement or any document related thereto and should not use, or rely upon, such information in any way. This Explanatory Statement, the Account Holder Letter and any document related thereto should not be distributed, communicated to, or directed at any person in the UK other than a Permitted Person.

OTHER IMPORTANT NOTICES

Information

This Explanatory Statement has been prepared in connection with the Restructuring Plan, being a restructuring plan under Part 26A of the Companies Act between the Plan Company and its Bondholders, solely for the purpose of providing information to Bondholders and Shareholders in relation to the Restructuring Plan.

Nothing in this Explanatory Statement or any other document issued with or appended to it should be relied on for any purpose other than for Bondholders and Shareholders to make a decision on the Restructuring Plan, and Bondholders and Shareholders may not reproduce or issue this Explanatory Statement, in whole or in part, and may not disclose any of the contents of this Explanatory Statement or use any information in this Explanatory Statement for any purpose other than considering and/or making a decision in respect of the Restructuring Plan, except as required by applicable law or regulation. In particular and without limitation, nothing in this Explanatory Statement should be relied on in connection with the purchase or acquisition of any other financial instruments or assets of the Plan Company or any other member of the Group.

Nothing contained in this Explanatory Statement shall constitute a warranty, undertaking or guarantee of any kind, express or implied, and nothing contained in this Explanatory Statement shall constitute any admission of any fact or liability on the part of any of the Plan Company or any other member of the Group with respect to any asset to which it or they may be entitled or any claim against it or them. Without prejudice to the generality of the foregoing, nothing in this Explanatory Statement or the issuance thereof evidences to any person, or constitutes any admission by any of the Plan Company or any other member of the Group, that a liability is owed to any person in respect of any claim (including without limitation any Plan Claim) or that any person is or may be a Bondholder or Shareholder. The failure to issue this Explanatory Statement to any Bondholder or Shareholder shall not constitute an admission or allegation by the Plan Company that such person is not a Bondholder or Shareholder (respectively).

No person has been authorised by the Plan Company or the Information Agent to give any information or make any representations concerning the Restructuring Plan (including concerning the Plan Company or any other member of the Group) which are inconsistent with this Explanatory Statement and, if made, such representations may not be relied upon as having been so authorised. The Information Agent is an agent of the Plan Company and owes no duty to any Bondholder or Shareholder, express or implied.

The information contained in this Explanatory Statement has been prepared based upon information available to the Plan Company prior to the date of this Explanatory Statement. The delivery of this Explanatory Statement does not imply that, unless expressly stated otherwise, the information in this Explanatory Statement is correct as at any time subsequent to the date of this Explanatory Statement. Save as otherwise agreed, or as required by law, neither the Plan Company nor the Information Agent has any obligation whatsoever to update or revise any of the information, forward-looking statements or the conclusions contained in this Explanatory Statement or to reflect new events or circumstances or to correct any inaccuracies which may become apparent subsequent to the date hereof. To the best of the Plan Company's knowledge, information and belief, the information relating to the Plan Company contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information. The Plan Company has taken all reasonable steps to ensure that this Explanatory Statement contains the information reasonably necessary to enable Bondholders and Shareholders to make an informed decision about the effect of the Restructuring Plan on them.

None of the Bondholders (including the Committee) have authorised the content of this Explanatory Statement or any part of it, nor do they accept any responsibility for the accuracy, completeness or reasonableness of the statements contained within it.

The Trustee has not been involved in the negotiation of the terms of the Restructuring or independently verified the statements and information contained in this Explanatory Statement and the Trustee makes no representation or warranty, express or implied, and assumes no responsibility, as to the accuracy, completeness or adequacy of its contents.

In making a decision in respect of the Restructuring Plan, each Bondholder and Shareholder must rely on its own examination, analysis and enquiry of the Plan Company and the terms of the Restructuring Plan including the merits and risks involved. None of the Advisers have verified that the information contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information and each of those persons expressly disclaims responsibility for such information. Each Bondholder and Shareholder acknowledges that:

(a)   it has not relied on the Information Agent or any Advisers in connection with any investigation of the accuracy of any information contained in this Explanatory Statement (including in making any decision in connection with the Restructuring Plan); and

(b)   it has relied only on the information contained or incorporated in this Explanatory Statement.

This Explanatory Statement has not been reviewed, verified or approved by any rating agency or any regulatory authority. Without prejudice to the representations and warranties given by the Plan Company or any other member of the Group or any directors or officers of any member of the Group elsewhere, to the fullest extent permitted by law, neither the Plan Company nor any other member of the Group nor any directors or officers of the Plan Company or any other member of the Group will have any tortious, contractual or any other liability to any person in connection with the use of this Explanatory Statement. None of the Plan Company nor any other members of the Group accepts any liability whatsoever to any person, regardless of the form of action, for any lost profits or lost opportunity, or for any indirect, special, consequential, incidental or punitive damages arising from any use of this Explanatory Statement, its contents or preparation or otherwise in connection with it, even if the Plan Company or any other member of the Group (as applicable) has been advised of, or has advised of, the possibility of such damages. The Information Agent is the agent of the Plan Company and owes no duty to any Bondholder or Shareholder, express or implied.

Website

Except to the extent expressly set out in this Explanatory Statement neither the content of the Plan Website or any other website (including the Group's website), nor the content of any website accessible from hyperlinks on the Plan Website (including the Group's website) or any other website, is incorporated into, or forms part of, this Explanatory Statement.

Rounding

Certain figures contained in this Explanatory Statement or referred to or incorporated by reference into this Explanatory Statement, including financial, statistical and operating information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this Explanatory Statement or referred to or incorporated by reference into this Explanatory Statement may not conform exactly to the total figure given for that column or row.

Tax

In view of the number of different jurisdictions where tax laws may apply to Bondholders or Shareholders, this Explanatory Statement does not discuss the tax consequences for Bondholders or Shareholders arising from the implementation of the Restructuring Plan. Bondholders and Shareholders are liable for their own taxes and have no recourse to the Plan Company, the Information Agent or any other entity or person named in this Explanatory Statement with respect to taxes arising in connection with the Restructuring Plan. Bondholders and Shareholders who are in any doubt as to the effect of implementation of the Restructuring Plan are urged to consult their own professional advisers regarding the possible tax consequences under the laws of the jurisdictions that apply to them.

Electronic Form

If this Explanatory Statement has been sent to you in an electronic form, you are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of the Plan Company or any member of the Group, the Information Agent or any person who controls, or is a director, officer, employee, agent or any Affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Explanatory Statement issued to you in electronic format and the hard copy version available to you on request from the Information Agent.

You are reminded that the Explanatory Statement has been delivered to you on the basis that you are a person into whose possession it may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorised to deliver the Explanatory Statement or any part of it to any other person other than to a person or persons to whom you have assigned, sold or otherwise transferred your interests as a Bondholder or Shareholder before the Record Time. If you are not the named addressee to whom the Explanatory Statement has been delivered, please notify the sender immediately and destroy the Explanatory Statement.

Restrictions

The issuance of this Explanatory Statement may be restricted by law in certain jurisdictions. Neither the Plan Company nor the Information Agent represents that this Explanatory Statement may be lawfully issued in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assumes any responsibility for facilitating such issuance.

The issuance of this Explanatory Statement to or in certain jurisdictions may be restricted by law or regulation in certain jurisdictions and persons into whose possession this Explanatory Statement comes are requested to inform themselves about, and to observe, any such restrictions. Failure to comply with any such restrictions could result in a violation of the laws of such jurisdictions.

Summary Only

The summary of the principal provisions of the Restructuring Plan contained in this Explanatory Statement is qualified in its entirety by reference to the Restructuring Plan itself, the full text of which is set out in Appendix F (*Restructuring Plan*) of this Explanatory Statement. Each Bondholder and each Shareholder is advised to read and consider carefully the text of the Restructuring Plan. This Explanatory Statement has been prepared solely to assist Bondholders in respect of voting on the Restructuring Plan.

IN THE EVENT OF A CONFLICT BETWEEN THE INFORMATION AND TERMS DESCRIBED IN THIS EXPLANATORY STATEMENT AND IN THE RESTRUCTURING PLAN, THE TERMS OF THE RESTRUCTURING PLAN SHALL PREVAIL.

Forward-looking statements

Nothing in this Explanatory Statement shall be deemed to be a forecast, projection or estimate of the future financial performance of the Plan Company and/or any member of the Group except where otherwise specifically stated.

This Explanatory Statement contains statements, estimates, opinions and projections with respect to the Plan Company and members of the Group, and certain plans and objectives of the Plan Company and certain members of the Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could or other words of similar import. These statements are based on numerous assumptions and assessments made by the Plan Company and/or any other member of the Group as appropriate in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors which they believe are appropriate. Although the Plan Company and/or any other member of the Group, as appropriate, believe that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. Such forward-looking statements only speak as at the date of this Explanatory Statement. A number of factors could cause actual results to necessarily differ materially from the results discussed in the forward-looking statements, including, but not limited to, a delay or the failure of the Restructuring Plan to be approved or sanctioned, and the other factors set out or referred to in Part 9 (*Risk Factors*) of this Explanatory Statement. It is up to the recipient of this Explanatory Statement to make its own assessment of the validity of such forward-looking statements and assumptions and no liability is accepted by the Plan Company, the Directors or any other member of the Group in respect of the achievement of such forward-looking statements and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Explanatory Statement.

Risk factors

BONDHOLDERS' AND SHAREHOLDERS' ATTENTION IS DRAWN TO CERTAIN RISKS ASSOCIATED WITH THE RESTRUCTURING PLAN THAT ARE SET OUT OR REFERRED TO IN Part 9 (*RISK FACTORS*) OF THIS EXPLANATORY STATEMENT.

Legal, tax and financial advice

Bondholders and Shareholders should not construe the contents of this Explanatory Statement as legal, tax or financial advice.

This Explanatory Statement has been prepared without taking into account the objectives, financial situation or needs of any particular recipient of it, and consequently, the information contained in this Explanatory Statement may not be sufficient or appropriate for the purpose for which a recipient might use it. Any such recipients should conduct their own due diligence and consider the appropriateness of the information in this Explanatory Statement having regard to their own objectives, financial situation and needs. Bondholders and Shareholders are recommended to consult their own professional advisers as to legal, tax, financial or other matters relevant to the action Bondholders and Shareholders (respectively) should take in relation to the Restructuring Plan, or the implications/consequences of those actions.

Other jurisdictions

The implications of the Restructuring Plan for Bondholders or Shareholders who are residents or citizens of jurisdictions other than the United Kingdom may be affected by the laws of the relevant jurisdictions. Such overseas Bondholders and Shareholders should inform themselves about and observe any applicable legal requirements. Any person outside the United Kingdom who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction should consult independent professional advisers and satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Restructuring Plan, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

Bondholders and Shareholders should consult their own professional advisers with respect to the matters described in this Explanatory Statement, including the legal, financial and tax consequences of the Restructuring Plan in their particular circumstances.

Part 2 – EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

Bondholders should note that the Account Holder Letter must be completed, signed and submitted to the Information Agent, together with the relevant Identification Documents for those wishing to virtually attend the Plan Meeting, as soon as possible and, in any event, so as to be received prior to the Voting Instructions Deadline (5:00 p.m. (London time) on 9 June 2021).

It should be noted that these times and dates are indicative only and may be subject to change. If any of the expected dates change, the Plan Company will give notice of the change to (a) Bondholders via the Plan Website and via the Clearing Systems, and (b) Shareholders via RNS and by notice on www.hurricaneenergy.com.

EVENT	EXPECTED TIME AND DATE
Convening Hearing – Court hearing to convene the Plan Meeting	21 May 2021
Custody Instructions Deadline – the date and time by which Bondholders must submit Custody Instructions to Euroclear or Clearstream (as applicable) to block their Bonds	5:00 p.m. (London time) on 8 June 2021
Voting Instructions Deadline - the latest date and time by which the Information Agent must receive a validly completed Account Holder Letter in order for Bondholders' voting instructions to be taken into account for the purposes of the Bondholder Plan Meeting and for Bondholders to attend virtually the Bondholder Plan Meeting	5:00 p.m. (London time) on 9 June 2021[2]
Record Time - the date and time by reference to which the Bondholders' and Shareholders' entitlements to vote in the Restructuring Plan shall be assessed	5:00 p.m. (London time) on 9 June 2021[3]

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[1] The dates in this timetable and mentioned throughout this Explanatory Statement assume that the Plan Meetings are not adjourned. No recognition proceedings are envisaged.
[2] Custody Instructions Deadline plus one Business Day
[3] Custody Instructions Deadline plus one Business Day

EVENT	EXPECTED TIME AND DATE
Bondholder Plan Meeting – the virtual meeting of the Bondholders to vote on the Restructuring Plan[4]	11:00 a.m. (London time) on 11 June 2021[5]
Shareholder Plan Meeting- the virtual meeting of the Shareholders to vote on the Restructuring Plan	12:00 p.m. (London time) on 11 June 2021[6]
Sanction Hearing – Court hearing to sanction the Restructuring Plan[7]	21 June 2021 (time to be confirmed)
Plan Effective Time – the date and time on which the Plan Company delivers an office copy of the Plan Sanction Order to the Registrar of Companies	Same day, or as soon as practicable following, receipt from the Court of an office copy of the Plan Sanction Order (expected to be 23 or 24 June 2021)
Restructuring Effective Date – subject to the satisfaction or waiver (in accordance with the provisions of the Restructuring Implementation Deed) of the Conditions Precedent, the date of completion of the Restructuring following the occurrence of each of the Implementation Steps as defined and set out in the Restructuring Implementation Deed and the occurrence of the Restructuring Effective Time as provided therein.	Expected to be on or around 29 June 2021
Long-Stop Date – the date by which the Conditions Precedent to the Restructuring Implementation Deed must be satisfied	30 June 2021
Allotment and issue of Exchange Shares and Commission Shares to Bondholders – the date on which, to the extent that a validly completed Account Holder Letter, including a confirmation that the relevant Bondholder (or its Nominated Recipient, as applicable) is eligible to receive the Exchange Shares and Commission Shares, is received by the Information Agent prior to the Voting Instructions Deadline, the Exchange Shares and the Commission Shares (if any) shall be allotted and issued to the relevant Bondholders	Expected to be on or around 29 June 2021[8]

[4] The Bondholder Plan Meeting will be held by way of video conference. Please refer to Appendix B (*Instructions and Guidance to Bondholders*) for how Bondholders may virtually attend the Plan Meeting.
[5] Record Time plus two Business Days
[6] Or as soon as possible thereafter as the Bondholder Plan Meeting shall have been concluded or adjourned.
[7] The Court will be requested to sanction the Restructuring Plan. The date for that hearing is expected to be 21 June 2021. However, if this date changes, the date of the Sanction Hearing will be announced at the Plan Meetings, to the extent known or otherwise notified to the Bondholders and Shareholders. A notice regarding the date and time of the Sanction Hearing will be put on the Plan Website once the hearing has been scheduled. If the date of the Sanction Hearing changes, the Plan Effective Time and the Restructuring Effective Date will also be affected.
[8] To be the same day as the Restructuring Effective Date

EVENT	EXPECTED TIME AND DATE
Admission of the Exchange Shares and Commission Shares to AIM	Expected to be on or around 29 June 2021
Holding Period Trust Expiry Date - the date on which the Holding Period Trust terminates. Non-Responding Bondholders and Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline will be able to claim (or direct the sale of) their Bonds Exchange Entitlement from the Holding Period Trustee by no later than 10 Business Days prior to the Holding Period Trust Expiry Date, expected to be 15 June 2022.	12 months from the Restructuring Effective Date, expected to be on or around 29 June 2022

Part 3 – ARE YOU A BONDHOLDER AND/OR SHAREHOLDER?

1   ARRANGEMENTS THAT ARE SUBJECT TO THE RESTRUCTURING PLAN

1.1   You will be a Bondholder if, as at the Record Time, you are:

(a)   the beneficial owner of an interest in the Bonds for your own account held through an Account Holder, or a broker or other intermediary; or

(b)   an Account Holder in Euroclear or Clearstream in such capacity, and hold an interest in the Bonds for your own account.

Please note that the Bonds are held in global form, and so there are no registered holders of the Bonds who are Beneficial Owners.

1.2   You will <u>not</u> be a Bondholder:

(a)   in respect of any Bonds you hold for the account or on behalf of someone else. You should deliver this Explanatory Statement to anyone on whose account or on whose behalf you hold an interest in the Bonds; or

(b)   if you are the Trustee (to avoid double-counting in respect of the Plan Claims, and as:

(i)   the Plan Company considers that 'Bondholders' for the purpose of the Restructuring Plan are those persons with a beneficial interest in the Bonds at the Record Time and therefore Bondholders have been invited to participate and vote directly at the Plan Meeting; and

(ii)   the Trustee has not been requested to solicit and has not received any instructions in accordance with the Bond Trust Deed to vote,

the Trustee has confirmed to the Plan Company that it does not currently intend to exercise any voting rights to which it may otherwise have been entitled at the Plan Meeting); or

(c)   if you are the Common Depositary.

1.3   Shareholders listed on the Plan Company's register of members as at the Record Time will be entitled to vote at the Shareholder Plan Meeting.

1.4   If you are a Bondholder or Shareholder, you should read this Explanatory Statement (including its Appendices) carefully and in full.

1.5   Bondholders are required, for the purposes of voting on the Restructuring Plan and in order to receive their Bonds Exchange Entitlement on the Restructuring Effective Date, to submit an Account Holder Letter prior to the Voting Instructions Deadline. Bondholders are referred to Part 4 (*Summary of action to be taken by Bondholders*) and Appendix B (*Instructions and Guidance to Bondholders*) of this Explanatory Statement for more information.

2   ARRANGEMENTS THAT ARE NOT SUBJECT TO THE RESTRUCTURING PLAN

Excluded Claims

2.1   Only Plan Claims are subject to the Restructuring Plan and the Restructuring. For the avoidance of doubt:

(a)   no other Claims of Bondholders against the Plan Company (i.e. Excluded Claims) will be compromised by the Restructuring Plan; and

(b)   the claims of the Common Depositary, the Trustee and any Account Holder through whom an interest in the Bonds is held, which correspond to the Plan Claims of Bondholders, will be compromised under the Restructuring Plan.

2.2   If you are in doubt as to the status of your Claim, please contact the Information Agent at hurricane@lucid-is.com.

Part 4 – SUMMARY OF ACTION TO BE TAKEN BY BONDHOLDERS

In order to be implemented the Restructuring requires, among other things, the Restructuring Plan to be approved at the Bondholder Plan Meeting.

The Bondholder Plan Meeting will be held virtually on 11 June 2021 at 11:00 a.m. (London time). In order to participate in the Bondholder Plan Meeting and to receive their Bonds Exchange Entitlements under the Restructuring Plan on the Restructuring Effective Date, Bondholders will need to take certain actions described below.

It is important that as many votes as possible are cast at the Bondholder Plan Meeting, so that the Court may be satisfied that there is a fair representation of the opinion of the Bondholders. Bondholders are therefore strongly urged to complete the steps described below in order to vote on the Restructuring Plan at the earliest opportunity. If you are not sure what action you should take, you should contact your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom, or from another appropriately authorised financial adviser if you are in any territory outside the United Kingdom.

Please read the preceding section "*Are you a Bondholder?"* and Appendix B (*Instructions and Guidance to Bondholders*) of this Explanatory Statement carefully for detailed instructions on the actions to be taken by Bondholders. A summary of such actions is set out below:

(a)   Read this Explanatory Statement as a whole, in conjunction with the documents that accompany it (including the Account Holder Letter and the Restructuring Plan).

(b)   If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to seek your own independent financial, legal and tax advice immediately from your financial, legal and/or tax adviser who is authorised by an appropriate regulatory body.

(c)   If you wish to vote on the Restructuring Plan, whether or not you wish to attend the Bondholder Plan Meeting virtually and/or vote in person or by proxy, you must (i) complete and submit Custody Instructions by no later than 5:00 p.m. (London Time) on 8 June 2021 (being the Custody Instructions Deadline to block your Bonds), and (ii) complete and submit (or, if you hold your interest in the Bonds via an Account Holder, procure that the Account Holder submits) an Account Holder Letter to the Information Agent as soon as possible and, in any event, so as to be received prior to the Voting Instructions Deadline (5:00 p.m. (London time) on 9 June 2021).

(d)   A form of the Account Holder Letter to be used by the Bondholders is enclosed at Appendix D (*Form of Account Holder Letter*) to this Explanatory Statement.

(e)   Account Holder Letters should be submitted in electronic form online via the Plan Website or in pdf format to the Information Agent at hurricane@lucid-is.com.

(f)   If a Bondholder wishes to amend any voting instructions previously submitted in an Account Holder Letter, it may do so by procuring that a new Account Holder Letter is sent to the Information Agent by the Voting Instructions Deadline. The last validly completed Account Holder Letter received by the Information Agent in respect of a Bondholder prior to the Voting Instructions Deadline will take precedence over any earlier validly completed Account Holder Letters received by the Information Agent in respect of that Bondholder.

(g) **Failure to submit a valid Account Holder Letter by or on behalf of a Bondholder by the Voting Instructions Deadline will mean that the relevant Bondholder will, subject to the Chairperson's discretion, not be entitled to (i) attend the virtual Bondholder Plan Meeting, or (ii) vote at the Bondholder Plan Meeting (either in person or by proxy). Any votes purported to be cast by the relevant Bondholder may at the Chairperson's discretion be disregarded.**

(h) Bondholders will require a password to access the Plan Website. A password may be obtained by requesting one via the Plan Website or emailing hurricane@lucid-is.com. Bondholders will be required to provide a custody statement in form satisfactory to the Information Agent in order to obtain a password.

(i) As noted above, with respect to the Restructuring Plan, it is important that as many votes as possible are cast at the Bondholder Plan Meeting so that the Court may be satisfied that there is a fair and reasonable representation of the opinion of the Bondholders. You are therefore strongly urged to sign and submit your Account Holder Letter by no later than 5:00 p.m. (London time) on 9 June 2021 (being the Voting Instructions Deadline), whether or not you intend to attend virtually the Bondholder Plan Meeting. In any case, only one individual person may attend virtually the Bondholder Plan Meeting on behalf of a Bondholder. If a Bondholder wishes to attend the Bondholder Plan Meeting, they will need to provide Identification Documents to the Information Agent with their Account Holder Letter (or, in any event, prior to the Voting Instructions Deadline).

(j) The nominal amount of the Plan Claim for voting purposes of each Bondholder will be the aggregate principal and accrued but unpaid interest owed to the Bondholder in respect of the Bonds it holds as at the Record Time, as determined by the Information Agent in its sole discretion. The Information Agent shall determine such amount based on the Account Holder Letter submitted in respect of each Bondholder and information confidentially provided to the Information Agent by the relevant Clearing System.

(k) Only the Plan Company (including its agents and Advisers) and the Bondholders are entitled to attend the Bondholder Plan Meeting. Only Bondholders are entitled to vote at the Bondholder Plan Meeting (in person or via proxy). Other interested persons and/or their advisers may, at the discretion of the Plan Company, be entitled to attend the Bondholder Plan Meeting, but as observers only.

(l) It is advisable for Bondholders wishing to attend the Bondholder Plan Meeting to log into the meeting (using the details provided by the Information Agent) by no later than 10:30 a.m. on 11 June 2021 to ensure that they are able to access the Bondholder Plan Meeting.

(m) Before the Restructuring Plan can become effective and binding on the Plan Company and the Bondholders it must be (i) approved by the Bondholders, (ii) sanctioned by the Court, and (iii) the Plan Sanction Order must be filed with the Registrar of Companies, as set out in paragraph 1.5 of Part 5 (*Background to and Reasons for the Restructuring Plan*) below.

Instructions about actions to be taken by Shareholders prior to the Shareholder Plan Meeting are set out at Appendix L (*Shareholder Plan Meeting Notice*) of this Explanatory Statement.

Part 5 – BACKGROUND TO AND REASONS FOR THE RESTRUCTURING PLAN

1 INTRODUCTION

1.1 You are being sent this Explanatory Statement as a Bondholder or as a Shareholder. The Plan Company has proposed the Restructuring Plan to the Bondholders in light of its financial difficulties, as described in more detail in paragraph 4 (*Background to the Restructuring Plan and the Restructuring*) of this Part 5.

1.2 There will be one Restructuring Plan between the Plan Company and its Bondholders.

1.3 In the event that the Restructuring Plan:

(a) is not approved by Bondholders and Shareholders at the Bondholder Plan Meeting and Shareholder Plan Meeting, respectively; or

(b) is approved by Bondholders but not by Shareholders, and is not sanctioned by the Court; or

(c) is approved by Bondholders and Shareholders, but is not sanctioned by the Court,

it is likely that there would be a controlled wind-down of the Group's operations followed by insolvent liquidation of the Plan Company. This would result in negative effects for all stakeholders, including the Bondholders. As set out in more detail at Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), the Plan Company, following discussions with its relevant Advisers, considers that:

(a) the Restructuring Plan will be likely to provide better recoveries to the Bondholders than would otherwise likely be available in the relevant alternative scenario, and

(b) no stakeholder is likely to be worse off as a result of the Restructuring Plan than in the relevant alternative scenario.

1.4 In considering the Restructuring Plan and whether to vote in favour of it, you should not rely only on this Part 5 but you should also consider the more detailed information contained in the remainder of the Explanatory Statement (including its appendices) and the terms of the Restructuring Plan itself.

What is a restructuring plan?

1.5 A restructuring plan is a formal procedure under Part 26A of the Companies Act proposed by a company which has encountered, or is likely to encounter, financial difficulties that are affecting, or will or may affect, its ability to carry on business as a going concern. A restructuring plan enables the company to agree with its creditors or a class of its creditors (and/or, where relevant, its members or a class of its members) a compromise or arrangement in respect of its debts or obligations owed to those creditors (and/or, where relevant, members). A restructuring plan requires the following to occur in order to become legally binding:

(a) either:

(i) the approval of a number representing at least 75 per cent. in value of each class of the relevant creditors (and/or, where relevant, members) of the company present in person or by proxy and voting at each meeting convened by the permission of the Court; or

(ii) if the restructuring plan is not approved by a number representing at least 75 per cent. in value of a class of creditors (and/or, where relevant, members) of the company present in person or by proxy and voting at any plan meeting (the **Dissenting Class**):

(A) the Court must be satisfied that, if it were to sanction the restructuring plan, none of the members of the Dissenting Class would be any worse off than they would be under the relevant alternative to the restructuring plan (the relevant alternative being whatever the Court considers would be most likely to occur in relation to the company if the restructuring plan were not sanctioned); and

(B) a number representing at least 75 per cent. in value of a class of creditors (and/or, where relevant, members) present in person or by proxy and voting at the relevant plan meeting who would receive a payment, or have a genuine economic interest in the company in the relevant alternative, must have approved the restructuring plan;

(b) the approval of the Court by the making of an order sanctioning the restructuring plan; and

(c) the delivery of the order sanctioning the restructuring plan to the Registrar of Companies.

1.6 If a restructuring plan is approved by the relevant creditors (and/or, where relevant, members) of the company and sanctioned by the Court and the order sanctioning the restructuring plan is delivered as above, the restructuring plan will bind all the creditors and/or members subject to it, both those creditors (and/or, where relevant, members) who voted in favour of it and those creditors (and/or, where relevant, members) who voted against it or did not vote at all and, in each case, their successors and assigns.

1.7 A restructuring plan cannot be sanctioned by the Court unless the Court is satisfied, among other things, that the restructuring plan is in all circumstances fair and reasonable and the classes of creditors (and/or, where relevant, members) voting in respect of the restructuring plan have been properly constituted.

1.8 As considered more fully from paragraph 5.4 to 5.9 (*Single class of Bondholders and single class of Shareholders*) of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), it is proposed that the Bondholders will form the sole class of creditors and the Shareholders will form the sole class of members under the Restructuring Plan. Shareholders are not parties to the Restructuring Plan. However, Shareholders are being asked to vote on the Restructuring Plan.

1.9 As set out at paragraph 3.3 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) below, if the Restructuring Plan is sanctioned by the Court, the Plan Company considers that the shareholder approvals which would ordinarily be required in connection with the restrictions on the directors' power to allot shares and the application of pre-emption rights of existing shareholders will not apply, pursuant to sections 549(3A) and 566A of the Companies Act. The Plan Company considers this to be fair, as absent the Restructuring the

Shareholders of the Plan Company would have no prospect of obtaining any return on their shares.

The Plan Meetings

1.10   The Court has granted the Plan Company permission to convene (a) a single virtual meeting of the Bondholders and (b) a single virtual meeting of Shareholders, to consider and, if thought fit, approve the Restructuring Plan proposed by the Plan Company.

1.11   The Bondholder Plan Meeting will be held virtually from 11:00 a.m. (London time) on 11 June 2021. The Chairperson will address all Bondholders of the Plan Company, following which the proxy votes delivered by Bondholders will be announced to the Bondholder Plan Meeting. The Shareholder Plan Meeting will be held virtually from 12:00 p.m. (London time) on 11 June 2021 (or, if later, as soon as possible thereafter as the Bondholder Plan Meeting shall have been concluded or adjourned).

Plan Website

1.12   The Plan Documents can be accessed and downloaded by Bondholders from the Plan Website at https://deals.lucid-is.com/hurricane, and by Shareholders from www.hurricaneenergy.com.

1.13   Bondholders will require password details to access the Plan Website. Password details can be obtained via the Plan Website or by emailing hurricane@lucid-is.com. Bondholders will be required to provide a custody statement in form satisfactory to the Information Agent in order to obtain a password. Shareholders do not require password details to access to the Plan Company's website at www.hurricaneenergy.com.

1.14   For any questions regarding access to the Plan Website, or if you encounter any technical difficulties in accessing any Plan Documents via the Plan Website, please contact the Information Agent using the details set out in paragraph 1.15 below. For questions regarding access to the Plan Company's website at www.hurricaneenergy.com, please contact the Plan Company using the details set out at paragraph 1.15(b) below.

1.15   If you have any questions in relation to this Explanatory Statement or the Restructuring Plan generally:

(a)   if you are a Bondholder, please contact the Information Agent using the contact details below:


Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Attention: David Shilson / Sunjeeve Patel
Telephone: + 44 20 7704 0880
Email: hurricane@lucid-is.com


(b)   if you are a Shareholder, please contact the Plan Company by e-mail to communications@hurricaneenergy.com.

2 OVERVIEW OF THE GROUP'S BUSINESS

The Plan Company

2.1 The Plan Company is a public limited company, incorporated and registered in England and Wales on 29 September 2004 with registration number 05245689.

2.2 The Plan Company's shares are listed on the Alternative Investment Market of the London Stock Exchange (**AIM**), and as such the Plan Company is subject to regulation under the AIM Rules by the London Stock Exchange.

The Group

2.3 The **Group** comprises the Plan Company, Hurricane Holdings Limited, Hurricane GLA Limited (**GLA**), Hurricane GWA Limited, Hurricane (Whirlwind) Limited, Hurricane (Strathmore) Limited, Hurricane Group Limited, Hurricane Petroleum Limited and Hurricane Basement Limited, as set out in the below structure diagram:



Hurricane Energy Plc
Hurricane Holdings Limited
100%
Hurricane (Whirlwind) Limited
100%
Hurricane Group Limited[1]
100%
100%
Hurricane GLA Limited
100%
Hurricane GWA Limited
100%
Hurricane (Strathmore) Limited
100%
Hurricane Petroleum Limited
100%
Hurricane Basement Limited

The Business

2.4 The Group operates an oil and gas business based in the UK, and is focused on the exploration and exploitation of hydrocarbon resources in naturally fractured basement reservoirs on the UK Continental Shelf. Fractured basement reservoirs represent a new play on the UK Continental Shelf and the Group is pioneering this play in the UK with a focus on the Atlantic margin, West of Shetland.

Licences

2.5 The Group has a portfolio of contiguous offshore licences on the UK Continental Shelf, West of Shetland. These licences are held by various Group Companies which have been issued

by the OGA, conferring exclusive rights to 'search and bore for and get' petroleum. The Plan Company is the operator under each licence.

2.6   The UK Continental Shelf, West of Shetland area is a proven petroleum basin with a number of large producing oil fields. The Group's licences are focused on the Rona Ridge, a major NE-SW trending basement feature.

2.7   Since first acquiring its licences in 2005, the Group has carried out an extensive work programme drilling eight wells, including two side-tracks, among other works. This drilling campaign has led to a number of significant discoveries in the Plan Company's acreage, including the Lancaster Area from which, at the P6 Well, it is now producing.

2.8   An important asset holder in the Group is GLA, being the licence holder for the Lancaster Area and the counterparty to a number of key asset agreements, including the Bareboat Charter.

Key commercial arrangements

2.9   The Group's key commercial arrangements comprise the following:

(a)   a joint operating agreement with Spirit Energy in respect of licence P1368 (blocks 205/26b P1368S (South Sub-Area)) and P2294 (blocks 204/30b ALL and 205/26D ALL) which relate to acreage that is still in discovery/exploration and appraisal stage and not in production;

(b)   the Bareboat Charter, being a bareboat charter of a FPSO called "the Aoka Mizu" between GLA and Bluewater (Aoka Mizu) B.V.;

(c)   a production, operation and services agreement with Bluewater Lancaster Production (UK) Ltd;

(d)   the BP Sales Agreement, being an agreement for the supply and purchase and marketing of crude oil with BP Oil International Limited; and

(e)   an agreement for the provision of well engineering, well operations management and well operator services with Petrofac Facilities Management Limited.

Joint operating agreement with Spirit Energy

2.10   In September 2018 Spirit Energy acquired 50 per cent. of the Group's interest in licences for areas known as "Lincoln" (P.1368 South sub-area) and "Warwick" (P.2294), these areas together comprising the Greater Warwick Area. The Greater Warwick Area is currently being appraised/developed through the joint venture between Hurricane GWA Limited (50 per cent.) and Spirit Energy (50 per cent.), with the Plan Company as operator. The joint venture drilled three wells on the Greater Warwick Area with limited, if any, success. Two of those wells were plugged and abandoned in 2019, and the remaining well is scheduled to be plugged and abandoned in the summer of 2021. The joint venture is obliged to commence drilling a commitment well on Lincoln on or before 30 June 2022, failing which Lincoln will be relinquished. Spirit Energy holds no interest in the Lancaster Area.

Bareboat Charter

2.11   Pursuant to the Bareboat Charter, GLA leases from Bluewater a FPSO called the "Aoka Mizu", capable of receiving and processing crude oil and storing and exporting such processed stabilised crude oil to a trading tanker. GLA pays a pre-agreed day rate to lease the vessel, an incentive tariff and a production and operating service agreement day rate and management fee. The current day rate is US$25,000 per day and the incentive tariff is 9 per cent. of the net back sales price of crude oil sales. Under the Bareboat Charter, the day rate will increase on 5 June 2021 to US$75,000 per day, which will result in an additional US$1.5 million of monthly operating expenses from that date. Also from that date the incentive tariff will decrease to 8 per cent.

2.12   The initial term of the Bareboat Charter will expire in June 2022, unless, by no later than 4 June 2021, the Group exercises an option to extend for a period of three years, to June 2025. There is no possibility, on the current contractual terms, to extend the Bareboat Charter for a shorter period. As set out further at paragraph 7.6 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) below, the Restructuring Plan is dependent on the Bluewater FPSO continuing to be available to the Group. For the reasons set out at Part 9 (*Risk Factors*), the Plan Company is currently in negotiations with Bluewater in relation to the extension of the Bareboat Charter for a shorter period than is currently contemplated by its terms (i.e. less than three years).

2.13   The position with respect to Bluewater and the extension of the term of the Bareboat Charter is discussed further at Part 9 (*Risk Factors*), and this should be reviewed by Bondholders.

3   THE GROUP'S FINANCING ARRANGEMENTS

3.1   In 2017, the Plan Company successfully completed a fundraising comprising a US$300,000,000 equity placing (a secondary offering to institutional investors, which did not amount to a public offering) and the placement of the Bonds (the **Fundraising**).

3.2   The Group's only source of debt finance derives from the Bonds, which are outstanding in full as at the date of this Explanatory Statement (amounting to US$230,000,000). The Bonds were constituted by the Bond Trust Deed dated 24 July 2017, and have a final maturity date in July 2022.

3.3   The Bondholders represent 95.2 per cent. of the Plan Company's unsecured creditor claims. The remaining unsecured creditors of the Plan Company largely consist of (a) trade creditors and (b) Spirit Energy as a contingent creditor (in respect of a guarantee given by the Plan Company concerning the obligations of Hurricane GWA Limited under its joint venture with Spirit Energy). Aside from the Bondholders, the claims of the other creditors of the Plan Company will not be compromised under the Restructuring Plan.

3.4   The Plan Company provides parent company support to GLA in the form of an intercompany loan, which represents 97.5 per cent. of GLA's unsecured liabilities, and also provides head office functions and other Group services. Bondholders do not have a direct creditor claim into GLA, but indirectly via the Plan Company's creditor claim in respect of the intercompany loan made available to GLA by the Plan Company.

4   BACKGROUND TO THE RESTRUCTURING PLAN AND THE RESTRUCTURING

The Lancaster Area

4.1   On 7 February 2017, the Plan Company announced the results of a technical analysis of wells drilled during 2016, which were interpreted as demonstrating producible oil down to an oil water contact at the Lancaster Area (**Lancaster OWC**) of 1,678m true vertical depth (sub-sea). This "deep" oil water contact in turn supported the Plan Company's estimates of material contingent resources and anticipated reserves for the Lancaster Area, the magnitude of which were supported by an independent competent person's report written by RPS Energy and dated 2 May 2017 (the **Lancaster CPR**), which used a range of OWCs ranging from 1597-1678m TVDSS post the 205/21a-7 well. The Plan Company has made a number of related announcements to the market since this date.

4.2   In successfully completing the Fundraising in the summer of 2017, the Plan Company relied extensively on the technical results of the Lancaster CPR. The Fundraising enabled the Plan Company to commence development work at the Lancaster Area. The equity placing that formed part of the Fundraising was a secondary offering to institutional investors and did not amount to a public offering.

Lancaster Area underperformance

4.3   When oil production commenced at the Lancaster Area in May 2019, some water production began from one EPS well almost immediately, and steadily increased to levels which were inconsistent with the Group's original reservoir model and the Lancaster CPR, which anticipated little or no water production for a number of years. A second EPS well also began to cut water from late 2019. Reservoir pressure also declined at a faster rate than anticipated.

4.4   In late 2019, this early water production was interpreted as coming from a finite "perched water" zone in one well, and that interference between the two EPS wells (which had been drilled relatively close to one another laterally) may be causing a local reservoir pressure decline.

4.5   Water production increased further during the second quarter of 2020, and instability in the flow regime in one well (known as the 205/21a-7Z well) was initially attributed to interference between the wells, which lead to a decision to shut in the 205/21a-7Z well. This was announced to the market on 22 May 2020, and production guidance was suspended.

4.6   On 8 June 2020, the Plan Company announced that it had decided to launch a comprehensive technical review (the **Technical Review**), and commenced a data gathering exercise to review matters relating to the Lancaster Area and its other assets.

4.7   On 11 September 2020, the Plan Company announced 'Half-year Results 2020 & Technical Update' (the **September 2020 RNS**) explaining that the Plan Company had completed a preliminary reassessment of the Lancaster Area.

4.8   The September 2020 RNS announced, amongst other things, that:

(a)   the Lancaster Area field geology was now understood to be more complex than previously thought, and that new technical interpretations of EPS production data and a re-examination of previous data had resulted in recognition that the Lancaster OWC is now considered to be at 1,330m true vertical depth (sub-sea), 267-348m shallower than was previously interpreted in the 2017 Lancaster CPR, and consistent with the early water production observed;

(b)   the Plan Company's unaudited best estimates of reserves and resources from the Lancaster Area were significantly reduced; and

(c)   very low oil prices during 2020, ongoing oil price volatility, and changes to the Plan Company's oil production forecasts resulting from the reserves downgrade, might impact the Plan Company's ability to repay or refinance its Bond debt in full by the maturity date of 24 July 2022, without additional funding and/or potential dilution to shareholders.

4.9 Further technical work is ongoing. Since the September 2020 RNS, Lancaster Area oil production from the single EPS well has continued to decline slowly and water cut continues to increase. The Plan Company is keeping these trends under review, as considerable uncertainty remains as to the future rate of decline of production.

4.10 To further evaluate these trends, the Plan Company commissioned a new competent person's report based on additional data available at 31 December 2020, which was published on 27 April 2021. The results of this report broadly supported the Plan Company's September 2020 estimates.

Oil price movements

4.11 In the first half of 2020, oil prices declined sharply due to supply and demand factors, which included the impact of the COVID-19 pandemic and increases in Saudi Arabian production, with Dated Brent falling from a high of US$69 per barrel in early January to a low of US$13 per barrel in April, before stabilising to the US$40-$45 per barrel range for most of the remainder of the year. The Group had no oil price hedges in place during H1 2020 and purchased put options at an average strike price of US$35 per barrel to cover a proportion of production across July to December 2020, which expired out of the money. Low oil prices during 2020 reduced the level of operating cash flow. The reduction in reserves and resources for the Lancaster Area and other assets led to a material impairment in the value of fixed assets and a reduction in the carrying amount of the Plan Company's deferred tax assets. The lower oil price environment has also had an impact on the Group's forecast investment programme.

Other reasons for underperformance

4.12 As part of the original Lancaster Area development plan approval from the OGA, the Plan Company was required to provide security for its decommissioning liability on the Lancaster Area on a post-tax basis. This had been satisfied by way of a decommissioning bond since February 2019. Following the September 2020 RNS, the decommissioning bond provider has requested that the Plan Company provide cash collateral for 100 per cent. of the bond's value. The decommissioning bond was therefore terminated by mutual agreement, and the Plan Company placed £16.8 million of cash security in trust in order to continue to meet the obligation to provide post-tax security for the estimated cost of decommissioning the production wells, subsea infrastructure and related FPSO costs for the Lancaster EPS.

4.13 In April 2021, BEIS-OPRED informed the Plan Company of its intention to issue a notice under section 38 of the Petroleum Act 1998 to the Plan Company requiring it to provide additional security for the sum of £11.2 million, as BEIS-OPRED considered security should be posted on a pre-tax basis. This means that the Plan Company will shortly be required to place a further £11.2 million of cash in trust. A total of £28 million relating to decommissioning security will therefore now be held in trust, ring fenced for decommissioning costs, and so not available to the Plan Company to repay the Bonds in July 2022.

Impact of COVID-19 on the Group's operations

4.14 The COVID-19 pandemic has posed significant challenges to UK Continental Shelf oil and gas operations. The pandemic has restricted crew movements, limiting offshore manning to essential personnel only since March 2020. The Group has worked closely with its contractors, suppliers and local authorities to manage the impact of these restrictions on its employees and the Group.

4.15   COVID-19 restrictions and requirements have resulted in some incremental costs incurred over and above normal operations (for example, testing, standby emergency response costs and additional accommodation). However, these have not had a material impact on the Group's financial position. The Group has not made use of any UK Government support schemes introduced as a result of COVID-19.

Steps taken to manage liquidity of the Group and current financial position

4.16   At current production levels and oil prices, the Lancaster Area is generating positive cash flow. However, the reduced estimates of the Lancaster Area reserves announced in September 2020, and the impact of producing from only one well with effect from May 2020, have negatively impacted anticipated future cash flows. Furthermore, during the period of severely depressed oil prices in the first half of 2020, the Lancaster Area was operating at or around operational break-even levels, meaning that it was not able to materially contribute to the Group's liquidity for a period of time. The cumulative effect of this will result, the Plan Company anticipates, in a liquidity shortfall as against forecasts. As a consequence, whilst the Plan Company will be able to continue to service interest on the Bonds, it is likely to be unable to repay the Bonds at the final maturity date in July 2022, based on expected future cash flows from the Lancaster Area.

4.17   The Plan Company manages liquidity by maintaining adequate cash and cash equivalents where possible to cover its liabilities as and when they fall due. Methods of achieving this include utilising receivable factoring to accelerate receipt of cash due from crude oil sales (accelerating from due on standard payment terms to receipt within 2-3 working days after lifting), and cash calling amounts in advance from joint operation partners if required. The Plan Company also carries out a treasury function, placing cash on short term deposit to maximise interest, and is careful to spread deposits between a range of deposit takers to mitigate risk of failure by any particular financial institution. For deposits lodged at banks and financial institutions, only those parties with at least investment grade credit ratings assigned by an international credit rating agency are accepted by the Plan Company. Similarly, where the Plan Company enters into factoring arrangements to accelerate the receipt of cash from sales of crude oil, only banks with at least investment grade credit ratings are used. Crude oil price risk is partially mitigated by a proportion of cost of sales (the FPSO incentive tariff) being linked to the price of crude oil sold, although no hedging arrangements in respect of crude oil are currently in place.

4.18   In 2020, the Plan Company generated revenue of US$180 million from the sale of 5.1 million barrels of crude oil over 12 cargoes, at an average realised price of US$35 per barrel. Production for the year averaged 13,900 barrels of oil per day. Cash production costs per barrel (defined as cost of sales under IFRS, less depreciation of oil and gas assets (including right-of-use assets) and accounting movements of crude oil, plus fixed lease payments (payable for leased oil and gas assets) averaged US$18 per barrel for the year. The Plan Company closed the year with a net free cash position (defined as unrestricted cash and cash equivalents, plus current financial trade and other receivables, current oil price derivatives, less current financial trade and other payables) of US$111 million.[9]

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[9] Note: all figures in this paragraph, including those relating to full year 2020, are unaudited and subject to change

4.19   For the first quarter of 2021 (ended 31 March 2021), production averaged 11,200 barrels of oil per day; the decrease versus 2020 being attributable to a decision to reduce production from the P6 Well for reservoir management purposes, natural decline, and the impact of an unscheduled well intervention in March 2021. During the quarter, 0.96 million barrels of crude oil were sold over two cargoes, generating revenue of US$55 million at an average realised price of US$57 per barrel. Cash production costs for the first quarter of 2021 averaged US$25 per barrel, the increase versus the 2020 average noted above reflecting lower production rates and the higher incentive tariff payable due to increased oil prices. The net free cash position (as defined above) as at 31 March 2021 was US$127 million, the increase from 31 December 2020 being attributable to US$33 million cash generated from production operations, with the main cash outflows comprising one quarter interest payments on the Bonds, capital expenditure, and general and administrative costs (which include material non-recurring professional fees incurred in connection with the proposed Restructuring Plan and Restructuring).[10]

4.20   An overview of the Group's assets and liabilities as at 31 March 2021 are set out at pp.16-23 of the Outcome Report.

Negotiations in relation to the Restructuring and the Lock-up Agreement

4.21   For the reasons set out above, the Plan Company has encountered, or at the very least is likely to encounter, financial difficulties that will, or may, affect its ability to carry on business as a going concern.

4.22   Consequently, since September 2020 the Plan Company has engaged in substantive discussions with certain key stakeholders (including the Committee), with a view to (amongst other things) ensuring the Group's solvency and viability through a potential financial restructuring of the Bonds and allowing for consideration of possible further development options for the Lancaster Area.

4.23   The Committee, which consists of certain Bondholders, was formed in September 2020, and has appointed legal, financial and technical advisers. The Committee and its Advisers have been given access to detailed financial and legal information about the Group, and have had extensive discussions and correspondence with the Group's management and its Advisers.

4.24   In the course of those discussions with the Committee and its Advisers, it became apparent that the Group requires a financial restructuring of the Bonds, and also a restructuring of its capital structure, in order to provide a stable platform upon which it can continue to operate its business.

4.25   The ongoing discussions between the Plan Company and the Committee have resulted in the Plan Company proposing the Restructuring Plan to Bondholders in order to implement the Restructuring.

4.26   On 7 April 2021, the Plan Company released an announcement entitled 'Competent Person's Report on West of Shetland Assets & Stakeholder Engagement Update'. This announcement noted that:

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[10] Note: all figures in this paragraph, including those relating to full year 2020, are unaudited and subject to change

(a)   there was a risk of significant dilution to existing shareholders of the Plan Company from a possible restructuring and/or partial equitisation of the Bonds, and of potentially limited or no value being returned to shareholders; and

(b)   if no agreement were to be reached with the Plan Company's stakeholders on additional development activity at the Lancaster Area, the field could continue to produce from the P6 Well before reaching its economic limit, and that the field may then be decommissioned, with potentially limited or no value returned to shareholders.

4.27   In light of the terms of the Restructuring and, in particular, the significant dilution of the Plan Company's existing shareholders which will occur as a result of the Bonds Exchange, since April 2021 the Plan Company has sought to engage with certain large shareholders, in order to ascertain whether they would be willing to engage with the Plan Company in relation to the terms of the Restructuring or otherwise provide financial support to the Plan Company. As at the date of this Explanatory Statement, one major shareholder has held discussions with the Plan Company, but this shareholder has not undertaken, or given any indication that it would be willing, to provide additional financial support sufficient to dispense with the need for the Restructuring. Another major shareholder indicated to the Plan Company's nominated advisor that it would not be prepared to enter into confidential discussions regarding an unnamed company, being the Plan Company, that would involve the sharing of inside information in respect to that company and during which the identity of the Plan Company would have been disclosed. Since the launch of the Practice Statement Letter on 30 April 2021, this major shareholder has requested the resignation of both the chairman and the senior independent Director of the Plan Company. Both Directors retain the full support of the Board.

4.28   On 30 April 2021, the Plan Company, certain other members of the Group, the original Participating Bondholders and the Information Agent entered into the Lock-up Agreement, pursuant to which the parties (except for the Information Agent) committed to support the Restructuring and the Restructuring Plan and its implementation, subject to the terms of the Lock-up Agreement and the appended term sheet. Bondholders who were not a party to the Lock-up Agreement as of the date it became effective are permitted to accede to it. As at the date of this Explanatory Statement, 83.51 per cent. by value of Bondholders have acceded to the Lock-up Agreement. A summary of the key terms of the Lock-up Agreement is set out below at paragraph 2 (*Summary of the Key Terms of the Lock-up Agreement*) of Part 8 (*Summary of the Terms of Certain Restructuring Documents*). The Plan Company entering into the Lock-up Agreement, and the proposal of the Restructuring Plan, constituted an Event of Default and a Potential Event of Default under the terms and conditions of the Bonds (the **Defaults**), and the Plan Company has notified the Bondholders and the Trustee accordingly. As of the date of this Explanatory Statement, the Trustee has not been instructed by the Bondholders to take any action in relation to the Defaults. If approved, the Restructuring Plan includes an instruction to the Trustee to waive any Event of Default or Potential Event of Default which may have arisen from any action taken by the Plan Company or any Group Company in connection with the Restructuring Plan, the Restructuring Documents and/or the Restructuring, including the Defaults.

4.29   No fee or financial or other incentive was or will be given to any Bondholder either to enter into the Lock-up Agreement or vote in support of the Restructuring Plan. In accordance with the terms of the Lock-up Agreement and separate fee agreements, the Plan Company has agreed to pay fees and disbursements incurred by the Advisers to the Committee in connection with the Restructuring Plan and the Restructuring.

Part 6 – OVERVIEW OF THE RESTRUCTURING PLAN, THE RESTRUCTURING AND ITS EFFECTS

This section contains a brief overview of the Restructuring Plan and the Restructuring. The summary information does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by references to, the more detailed information presented elsewhere in this Explanatory Statement and the Restructuring Plan.

1 RESTRUCTURING PLAN OVERVIEW

The purpose of the Restructuring Plan

1.1 The Plan Company is likely to be unable to repay the amount due on the Bonds at maturity. The primary aim of the Restructuring Plan is to facilitate the Restructuring, and thereby reduce, mitigate the effect of, and/or eliminate, the Plan Company's financial difficulties. The Plan Company believes that the Restructuring will:

(a) enable the Plan Company to avoid breaching its repayment obligations upon the maturity of the Bonds by extending the maturity date of the Bonds; and

(b) reduce the amount due upon maturity of the Bonds by approximately US$50,000,000 (subject to rounding), so that the Plan Company possesses a strengthened balance sheet and a more appropriate debt service profile.

1.2 Based on financial forecasts, utilising the Plan Company's technical cases and financial model, which take into account a number of market variables as well as the Plan Company's ordinary course of business, the Plan Company considers that compromising the Plan Claims in the manner contemplated by the Restructuring Plan is likely to maximise value for its stakeholders, including the Bondholders. In particular, the Plan Company, following discussions with its relevant Advisers, considers that under the Restructuring Plan:

(a) Bondholders will have a real prospect of receiving a better return than in the relevant alternative, which is for the Plan Company to enter a controlled wind-down followed by an insolvent liquidation (as set out further below at paragraph 6 (*Consequences if the Restructuring Plan is not sanctioned or the Restructuring is not implemented*)); and

(b) no stakeholder is likely to be worse off as a result of the Restructuring Plan than in the relevant alternative.

1.3 Additionally, by implementing the Restructuring Plan, the outcome for the Plan Company, its business, and its operations and employees is likely to be better than in the event of the relevant alternative.

1.4 Consequently, the Plan Company considers, following discussions with its relevant Advisers, that the implementation of the Restructuring Plan is in the best interests of the Plan Company's stakeholders taken as a whole (including the Bondholders).

1.5 This Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) contains an overview of the key terms of the Restructuring. For a more detailed summary of certain key underlying Restructuring Documents, please see Part 8 (*Summary of the Terms of Certain Restructuring Documents*) of this Explanatory Statement.

The Restructuring and its effect on Bondholders and Shareholders

1.6   The Restructuring comprises a part debt for equity exchange (the **Bonds Exchange**), which shall take place by way of:

   (a)   the pro rata release of approximately US$50,000,000 of the outstanding principal amount of the Bonds (subject to rounding) in consideration for the allotment and issue by the Plan Company of the Exchange Shares (representing in aggregate, together with any Commission Shares, approximately 95 per cent, of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date) to the Bondholders on the Restructuring Effective Date (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders which have not appointed a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee); and

   (b)   the allotment and issue by the Plan Company of the Commission Shares to the Bondholders on the Restructuring Effective Date (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders which have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee) for the reasons set out below at paragraphs 1.19 to 1.20,

such Bonds Exchange to be implemented pursuant to the Restructuring Plan. The Bonds Exchange will substantially dilute the shareholdings of the existing Shareholders of the Plan Company.

1.7   In addition, under the Restructuring, prior to the Bonds Exchange various amendments to the terms and conditions of the Bonds and associated documents will be made, including but not limited to:

   (a)   the extension of the maturity date of the Bonds to 31 December 2024;

   (b)   the amendment of the minimum denomination of the Bonds to U.S$150,000 plus integral multiples of U.S$1 in excess thereof (with any fractions rounded down to the nearest U.S$1);

   (c)   the grant of upstream guarantees (capped at U.S$155,000,000 in the case of GLA, such cap to reduce on a dollar for dollar basis to the extent of cash payments made in respect of the Outstanding Redemption Amount or cash interest under the Bonds following the Restructuring Effective Date and to be increased by way of agreement between the Plan Company and an extraordinary resolution of the Bondholders which is a special quorum matter) and supporting first priority security by the Guarantor Subsidiaries over certain unencumbered assets and undertakings (including, amongst other things, floating charges over certain bank accounts);

   (d)   the grant of first priority security by the Plan Company over certain unencumbered assets and undertakings (including, amongst other things, a fixed charge over a specific bank account restricting the use of certain funds for purposes other than to pay amounts due in respect of the Bonds and floating charges over other bank accounts);

   (e)   an increase in the cash coupon from 7.5 per cent. to 9.4 per cent. per annum and the introduction of an additional payment-in-kind (**PIK**) coupon of 5.0 per cent. per annum. The PIK amount shall be capitalised by being added to the Outstanding Redemption Amount on each Interest Payment Date. The Plan Company in its capacity as issuer shall have the option, in its discretion, to issue PIK Notes on any Interest Payment Date, in accordance with the terms set out in the Trust Deed. The cash and PIK coupons shall both be calculated on the Outstanding Redemption Amount from time to time;

(f)   on each Interest Payment Date, if the Group has an Excess Cash Flow Amount (being the Net Free Cash minus (i) the Cash Sweep Threshold and (ii) the amount of cash interest due on that Interest Payment Date) such Excess Cash Flow Amount shall be applied towards repayment of the Outstanding Redemption Amount of the Bonds in the order of priority set out in the Trust Deed. Net Free Cash is the sum of Cash and Cash Equivalent Investments and Net Current Receivables. The Cash Sweep Threshold is a certain minimum free cash amount that varies over time from U.S$105,000,000 plus any Unprovisioned Decommissioning and Abandonment Liability to U.S$45,000,000 plus any Unprovisioned Decommissioning and Abandonment Liability;

(g)   the introduction of various further restrictive and information covenants, including, but not limited to:

          (i)   a more restrictive negative pledge provision;

          (ii)   a tighter restriction on the incurrence of indebtedness;

          (iii)   restrictions in respect of the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter, the POSA and the BP Sales Agreement, including that no actions are taken which could reasonably be expected to result in a breach of any of the terms of the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter or the BP Sales Agreement;

          (iv)   restrictions on disposals and acquisitions;

          (v)   restrictions on joint ventures;

          (vi)   restrictions on capital and other expenditure;

          (vii)   new announcement obligations;

          (viii)   restrictions on treasury transactions; and

          (ix)   a new financial covenant for the Group to maintain at all times Cash and Cash Equivalent Investments of not less than U.S$45,000,000 until the permanent cessation of all production at the Lancaster Area;

(h)   the constriction of the event of default provisions and the addition of certain new events of default, including but not limited to the following:

          (i)   a failure to pay amounts due on the Bonds;

          (ii)   cross-default;

          (iii)   insolvency and insolvency proceedings;

          (iv)   cessation of business;

(v)   unlawfulness;

(vi)   material litigation;

(vii)   the occurrence of a public announcement in respect of certain negative forecasts contained in a simulation model;

(viii) any event or circumstance occurs which has a Material Adverse Effect (taking into account the Restructuring Business Plan, or if more recent, any Investment Business Plan in respect of an Approved Investment Case);

(ix)   the occurrence of an Average Forecasted Production Event (being where Lancaster Field Production is, over any three consecutive month period, at a level that is 40 per cent. or more below the applicable forecast);

(x)   breaches of the terms of the P1368 Licence or Lancaster Field FDP unless remedied within 30 days; and

(xi)   subject to a 3 month grace period in certain circumstances, the cessation of production from the Lancaster Field on a date which is earlier than the date anticipated under the Restructuring Business Plan, or if more, recent, any Investment Business Plan in respect of an Approved Investment Case, or as otherwise agreed by Bondholders; and

(i)   the removal of the existing Bondholder conversion option, to be replaced by a new conversion option, exercisable by the Plan Company after the extended maturity date of the Bonds, provided that, amongst other things, all production at the Lancaster Area has ceased permanently and all cash realisations of remaining assets of the Plan Company and the Guarantor Subsidiaries have been applied towards outstanding liabilities (including the Amended Bonds) in accordance with the applicable order of priority.

Unless otherwise defined, terms used in this paragraph 1.7 and paragraph 1.8 below shall have the meaning given to then in the Bond Trust Deed as amended and restated as the "First Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed, and the terms "Bond" and "Bond Trust Deed" shall be construed accordingly.

1.8   In light of the Bonds Exchange, the amount due upon the extended maturity of the Bonds shall be approximately U.S$180,000,000.

1.9   In addition, the amendments to the terms and conditions of the Bonds will provide that a Staff Incentive / Retention Plan may be approved by an extraordinary resolution which is a special quorum matter.

1.10   The Amendment and Restatement Agreement to the Bond Trust Deed will further provide that:

(a)   the principal amount of the Bonds being released as consideration for the issuance of the Exchange Shares (being approximately U.S$50,000,000) will be deemed to be equal to such amount in GBP at the Agreed Rate; and

(b)   all amounts of cash pay interest which have accrued up to and excluding the Restructuring Effective Date under the Bond Trust Deed (but remain unpaid on that date) shall be paid on the Interest Payment Date falling in July 2021 at the same time as the interest is paid under the terms of the Amended and Restated Bond Trust Deed and the terms and conditions of the Amended Bonds.

1.11   The key terms of the documents associated with the amendments to the Bonds referred to in paragraph 1.7 above, being the Lock-up Agreement (including the term sheet scheduled thereto), the Amendment and Restatement Agreement relating to the Bond Trust Deed, the Amended and Restated Bond Trust Deed, the Amended and Restated Paying, Calculation and Transfer Agency Agreement and the Deed of Charge, are summarised in Part 8 (*Summary of the Terms of Certain Restructuring Documents*) and each of the foregoing will be available, at https://deals.lucid-is.com/hurricane or by contacting the Information Agent via email at hurricane@lucid-is.com following the Convening Hearing.

The Restructuring Implementation Deed

1.12   The Restructuring will be effected pursuant to the Restructuring Implementation Deed. The purpose of the Restructuring Implementation Deed is to provide a legal framework for the implementation of the Restructuring, setting out the Implementation Steps and sequence in which they must occur in order for the Restructuring Effective Time (as defined in the Restructuring Implementation Deed) to occur.

1.13   Pursuant to the Restructuring Plan, each of the Bondholders (on their own behalf and on behalf of any Nominated Recipient) will:

(a)   authorise the Plan Company (or its agent or nominee) to execute on behalf of the Bondholders any Restructuring Document;

(b)   authorise the Plan Company (or its agent or nominee) to take such steps or actions as may be reasonably necessary or desirable to give effect to the terms of, or otherwise to implement the Bonds Exchange and the other transactions contemplated in, the Restructuring Implementation Deed and the Restructuring Documents; and

(c)   instruct the Trustee to execute the Restructuring Implementation Deed and the associated Restructuring Documents, to provide the waivers and releases contemplated therein, and to take such steps or actions as may be reasonably necessary or desirable to give effect to the terms of, or otherwise to implement the Bonds Exchange and the other transactions contemplated in, the Restructuring Implementation Deed and the Restructuring Documents.

1.14   The Restructuring Implementation Deed is a deed entered into between the Plan Company, the Guarantor Subsidiaries, the Information Agent, the Trustee, the Principal Paying, Calculation and Transfer Agent, the Registrar and the Holding Period Trustee. It is anticipated that the Plan Company will enter into the Restructuring Implementation Deed as soon as practicable following the Plan Effective Time. The Guarantor Subsidiaries, the Information Agent and the Holding Period Trustee will each undertake to the Plan Company and the Court to abide by and be bound by the Restructuring Plan. The Trustee and U.S. Bank Trustees Limited as prospective security trustee will deliver a letter to the Plan Company under cover of which they will indicate their intention to enter into the documents to which they are a party if the Plan Effective Time occurs.

1.15   Once executed, the Restructuring Implementation Deed will govern the steps that will be taken to implement the Restructuring. A complete copy of the Restructuring Implementation Deed is set out as part of the Restructuring Plan at Appendix A (*Restructuring Implementation*

Deed) of the Restructuring Plan and the key provisions of the Restructuring Implementation Deed are summarised in paragraph 3 of Part 8 (*Summary of the Terms of Certain Restructuring Documents*) below.

Releases

1.16   The terms of the Restructuring Plan will also provide that, with effect on and from the Restructuring Effective Date each Bondholder shall:

(a)   waive, release and discharge each and every Liability of the Plan Company and each Group Company, any director, officer and/or employee of the Plan Company or of any other Group Company as at the date of the Sanction Hearing, each Adviser (including the Information Agent), each member of the Committee, the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent, the Principal Paying, Transfer and Conversion Agent, the Registrar and each Bondholder (together, the **Released Parties**) to that Bondholder which each Released Party ever had, or may have or can, shall or may have in relation to or arising out of or in connection with:

(i)   the preparation, negotiation, sanction, execution or implementation of the Restructuring Plan (including, but not limited to the Restructuring Implementation Deed) and/or the Restructuring; and/or

(ii)   any event or circumstances arising in the period from 23 September 2020 to the Restructuring Effective Date which caused or contributed to, directly or indirectly, the requirement for the Restructuring,

provided that no Liability will be released, waived or discharged in respect of:

(A)   gross negligence, wilful misconduct or fraud by any Released Party; and

(B)   any Liability of any Adviser arising under, or relating to, a duty of care owed to such Adviser's client, or arising under a duty of care to another person which has been specifically and expressly accepted or acknowledged in writing by that Adviser; and

(b)   waive any Potential Event of Default or Event of Default (each as defined in (a) the Bond Trust Deed as amended and restated as the "First Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed and (b) the Amended and Restated Bond Trust Deed) which may, in each case, have arisen under Condition 8(F) and Condition 8(G) of the applicable terms and conditions of the Bonds from any action taken by the Plan Company or any Group Company in connection with the Restructuring Plan, the Restructuring Documents and/or the Restructuring.

Conditions to the Restructuring

1.17   The implementation of the Restructuring pursuant to the Restructuring Implementation Deed is conditional upon the satisfaction of each of the Conditions Precedent (unless waived), including:

(a)   the Funds Flow has been delivered by the Plan Company to the Committee's financial adviser;

(b)   confirmation from or on behalf of the Plan Company to the Committee's legal adviser that the Plan Company has submitted to AIM an application for admission of the Exchange Shares and Commission Shares (if any) to AIM as listed securities;

(c)   confirmation from or on behalf of the Plan Company that the Plan Company and GLA have received OGA consent to an amendment to the Lancaster Field FDP to permit production with flowing bottom hole pressure up to 300 psi below the bubble point of the fluid (1605psia at 1240m TVDSS); and

(d)   confirmation from or on behalf of the Plan Company to the Committee's legal adviser that the Plan Sanction Order has been delivered to the Registrar of Companies and that the Plan Effective Time has occurred,

together with certain customary conditions precedent under and in respect of the Amended and Restated Bond Trust Deed, including corporate authorisations for the Plan Company and the Guarantor Subsidiaries and legal opinions.

1.18   Accordingly, if any of the Conditions Precedent are not satisfied by the Long-Stop Date the Restructuring will not be implemented, even if the Restructuring Plan has become effective.

Commission on the Exchange Shares

1.19   The Restructuring Plan provides that the Bondholders shall be entitled to a payment of commission from the Plan Company in respect of their subscription for Exchange Shares as permitted by section 553 of the Companies Act and the Articles of Association. Such commission shall be calculated as £0.001 for every Share that the total number of Exchange Shares is less than 37,845,559,564 Shares and the Plan Company's obligation to pay such commission shall be satisfied by the issuance of the Commission Shares to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee).

1.20   The purpose of this arrangement is to ensure that the Plan Company is able to allot and issue to the Bondholders, credited as fully paid and otherwise in compliance with the requirements of the Companies Act, a total of 37,845,559,564 Shares, which is the number of Shares required to be allotted and issued by the Plan Company in order to achieve the shareholding of approximately 95 per cent described in paragraph 1.6(a) of this Part 6.

2   EFFECTIVENESS OF THE RESTRUCTURING PLAN

Approval of Bondholders, Shareholders and Plan Meetings

2.1   In order to become effective, the Restructuring Plan must be approved by the Bondholders at the Bondholder Plan Meeting. The Restructuring Plan must also be approved by the Shareholders at the Shareholder Plan Meeting, unless the Court is satisfied that the requirements set out by the Court above at paragraph 1.5(a)(ii) of Part 5 (*Background to and reasons for the Restructuring Plan*) are met, in which case the Shareholder class, as a Dissenting Class, will be "crammed down".

2.2   The Bondholder Plan Meeting will be held virtually at or about 11:00 a.m. on 11 June 2021, and the Shareholder Plan Meeting will be held virtually at 12:00 p.m. on 11 June 2021 (or, if later, as soon as possible thereafter as the Bondholder Meeting shall have been concluded or adjourned).

Sanction of the Restructuring Plan by the Court

2.3   The Restructuring Plan also requires the sanction of the Court at the Sanction Hearing. The Sanction Hearing is expected to be held on 21 June 2021.

2.4   The Sanction Hearing will be held virtually via "Microsoft Teams" or similar. Bondholders and Shareholders have the right to attend the Sanction Hearing, in person or through counsel, to support or oppose the sanction of the Restructuring Plan.

Effectiveness of the Restructuring Plan and Plan Effective Time

2.5   Following sanction of the Restructuring Plan by the Court, the Restructuring Plan will become effective in accordance with its terms, and the Plan Effective Time will occur, as soon as an office copy of the Plan Sanction Order is duly delivered to the Registrar of Companies for registration (which is expected to be on the same day as the Plan Company receives an office copy of the Plan Sanction Order from the Court).

2.6   If the Restructuring Plan becomes effective, it will be binding on all Bondholders irrespective of whether or not they attended or voted in favour of the Restructuring Plan at the Bondholder Plan Meeting.

Modifications to the Restructuring Plan

2.7   The Restructuring Plan contains provision for the Plan Company at the Sanction Hearing to consent on behalf of itself and each of the Bondholders to any modification of the Restructuring Plan and/or any of the Restructuring Documents which the Court may think fit to approve or impose which is necessary for the implementation of the Restructuring. The Court would be unlikely to approve any modification of, or addition to, or impose a condition to, the Restructuring Plan which might be material to the interests of Bondholders or Shareholders unless Bondholders and/or Shareholders (as relevant) were informed of such modification, addition, or condition. It would be for the Court to decide, in its discretion, whether or not a further meeting of Bondholders and/or Shareholders should be held to those circumstances. In any event, the Restructuring Plan will provide that, if any proposed modifications could reasonably be expected, directly or indirectly, to have an adverse effect of the rights or interests of Bondholders or impose any additional or new obligation on any Bondholders, such modification will require the prior written consent of that Bondholder.

2.8   None of the Trustee, Security Trustee, Principal Paying, Calculation and Transfer Agent or Registrar will be obliged to enter into any Restructuring Document modified by the Court at the Sanction Hearing where the effect of such modification would have the effect of:

(a)   exposing the Trustee, Security Trustee, Principal Paying, Transfer and Conversion Agent, or Registrar to any liability against which they have not been indemnified and/or secured and/or pre-funded to their satisfaction; or

(b)   increasing the obligations or duties, or decreasing the rights or protection, of the Trustee, Security Trustee, Principal Paying, Transfer and Conversion Agent, or Registrar in the Transaction Documents.

3   PLAN CONSIDERATION

3.1   Each Bondholder which has submitted a validly completed Account Holder Letter (or, during the Holding Period, such other information required by the Holding Period Trustee) within the time periods set out in this Explanatory Statement will be entitled to receive its share of the Plan Consideration.

3.2   The Plan Consideration will be the Exchange Shares and the Commission Shares (if any), together representing 95 per cent. of the issued ordinary share capital of the Plan Company on the Restructuring Effective Date, such Exchange Shares and Commission Shares (if any) being allotted and issued pro rata to Bondholders' holdings of Bonds as at the Record Time (each Bondholders' pro rata share of the Exchange Shares and Commission Shares being their Bonds Exchange Entitlement).

3.3   The issue of the Exchange Shares and any Commission Shares will substantially dilute the shareholdings of the existing Shareholders of the Plan Company. The Plan Company considers that the restrictions on the Directors' power to allot such shares, which would otherwise require approval from Shareholders, and the pre-emption rights of existing Shareholders will not apply in respect of the Exchange Shares and Commission Shares upon sanction of the Restructuring Plan by the Court pursuant to sections 549(3A) and 566A of the Companies Act. There will therefore be no separate meeting of Shareholders to vote on the proposed allotment and issue of Exchange Shares and Commission Shares, nor will Shareholders have a right of pre-emption in relation to the Exchange Shares or Commission Shares. The Plan Company considers this to be fair because, in the absence of the Restructuring, the Shareholders would have no prospect of obtaining any return on their shares.

4   RECEIVING BONDS EXCHANGE ENTITLEMENTS

4.1   In order to receive their Bonds Exchange Entitlement on the Restructuring Effective Date, each Bondholder must submit (or procure that their Account Holder submits on their behalf) a validly completed Account Holder Letter to the Information Agent by no later than the Voting Instructions Deadline.

4.2   If a Bondholder:

(a)   does not submit a validly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline (a **Non-Responding Bondholder**); or

(b)   is an Ineligible Bondholder and does not appoint a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline,

that Bondholder will not be issued their Bonds Exchange Entitlement on the Restructuring Effective Date.

4.3   If a Bondholder is a Non-Responding Bondholder or an Ineligible Bondholder that does not appoint a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline, that Bondholder's Bonds Exchange Entitlement will be issued to a trust (the **Holding Period Trust**) established with Lucid Issuer Services Limited as trustee (in such capacity, the **Holding Period Trustee**). Non-Responding Bondholders and Ineligible Bondholders who appoint a Nominated Recipient after the Voting Instructions Deadline will be able to claim their Bonds Exchange Entitlement from the Holding Period Trustee by liaising separately with the Holding Period Trustee and claiming their Bonds Exchange Entitlement within one year of the Restructuring Effective Date (the last day of such period being the **Holding Period Trust Expiry Date**), in each case in accordance with, and subject to, the terms of the Holding Period Trust Deed.

4.4   Non-Responding Bondholders, and Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person before the Voting Instructions Deadline, will only be able to claim their Bonds Exchange Entitlement in respect of their holdings of the Bonds as at the Record Time, and will be required to evidence such holding and eligibility to receive their Bonds Exchange Entitlement to the satisfaction of the Information Agent and the Holding Period Trustee. As an alternative, Non-Responding Bondholders and Ineligible Bondholders will be able to direct that their Bonds Exchange Entitlement be sold on the open market and the cash proceeds paid to it or its Nominated Recipient by liaising separately with the Holding Period Trustee.

4.5   If Bondholders do not claim their Bonds Exchange Entitlement from the Holding Period Trustee prior to the Holding Period Trust Expiry Date, their Bonds Exchange Entitlement will, without further notice, be returned to the Plan Company for no consideration and cancelled, as more particularly described in the Holding Period Trust Deed.

4.6   Bondholders (including Ineligible Bondholders) may appoint another person who is able to give the confirmations specified in the Account Holder Letter (a **Nominated Recipient**) to receive their Bonds Exchange Entitlement.

Fractional allocations

4.7   Fractions of Exchange Shares and Commission Shares will not be allotted or issued to Bondholders (or their Nominated Recipients, where applicable) under the Restructuring Plan. Any Bondholder who would otherwise have been entitled to a fraction of an Exchange Share or Commission Share under the Bonds Exchange shall have their entitlement reduced to the next whole number of Exchange Shares or Commission Shares (as the case may be).

4.8   Following the Restructuring Effective Date, Bondholders will only be able to hold Amended Bonds in integrals (in excess of the minimum denomination of US$150,000) of US$1 of the principal amount, and any fractions shall be rounded down to the next whole US$.

5   PLAN CLASSES

Principles governing voting classes

5.1   Under the provisions of Part 26A of the Companies Act, for a restructuring plan to become effective:

(a)   either:

(i)   it must be approved by a number representing at least 75 per cent. in value of each class of creditors (and/or, where relevant, members) voting at each plan meeting ordered to be summoned by the Court to consider the restructuring plan; or

(ii)   if the restructuring plan is not approved by a number representing at least 75 per cent. in value of a class of creditors (and/or, where relevant, members) voting at any plan meeting (the creditors or members not approving the restructuring plan being a **Dissenting Class**):

(A)   the Court must be satisfied that, if it were to sanction the restructuring plan, none of the members of such dissenting class would be any worse off than they would be in the event of the relevant alternative to the restructuring plan; and

(B) the restructuring plan must have been approved by a number representing at least 75 per cent. in value of a class of creditors (and/or, where relevant, members) present and voting (either in person or by proxy) at a plan meeting who would receive a payment or have a genuine economic interest in that plan company in the event of the relevant alternative to the restructuring plan; and

(b) in each case:

(i) the restructuring plan must be subsequently sanctioned by the Court at a separate sanction hearing; and

(ii) an official copy of the order sanctioning the restructuring plan must be delivered to the Registrar of Companies for registration.

5.2 As considered more fully below, it is proposed that the Bondholders will form the single class of creditors and that the Shareholders will form the single class of members under the Restructuring Plan.

5.3 As set out in the Practice Statement, it is the responsibility of each company proposing a restructuring plan to formulate the classes of creditors (and/or members, where relevant) for the purposes of convening meetings to consider and, if thought fit, approve the proposed restructuring plan. If the rights of creditors (and/or members, where relevant) affected by that restructuring plan are so dissimilar or would be affected in such a different manner by the restructuring plan as to make it impossible for them to consult together with a view to their common interest, they must be divided into separate classes and a separate meeting must be held for each class of creditor (and/or member, where relevant).

Single class of Bondholders and single class of Shareholders

5.4 It is proposed that the Bondholders will form the sole class of creditors under the Restructuring Plan.

5.5 The Plan Company considers that the rights of the Bondholders are not so dissimilar from each other so as to make it impossible for them to consult together with a view to their common interest and, therefore, the Bondholders should vote together in a single class in respect of the Restructuring Plan. It has reached this conclusion for the following reasons:

(a) the Bondholders' claims against the Plan Company are the same and rank *pari passu* with each other in all scenarios; and

(b) if the Restructuring Plan becomes effective, the rights of each Bondholder will be compromised in the same way, and they will receive the same rights under the Restructuring Plan.

5.6 With respect to the fact that some Bondholders have acceded to the Lock-up Agreement and others have not, the Plan Company is of the view that the rights of the Bondholders that are party to the Lock-up Agreement are not so dissimilar to those that are not a party to it so as to make it impossible for them all to vote together in one class. This is on the basis that:

(a) all Bondholders were given the same opportunity to accede to the Lock-up Agreement; and

(b)   those Bondholders who are party to the Lock-up Agreement are treated under the Restructuring Plan in the same manner as Bondholders who are not party to the Lock-up Agreement.

5.7   As noted above, the Plan Company has agreed to pay the fees and disbursements incurred by legal, financial, and technical advisers to the Committee in connection with the Restructuring Plan and the Restructuring. Such agreements and the level of fees and costs are usual in a restructuring context and it is not considered that this fee coverage is sufficiently material to require any Bondholders to be placed in a separate class for the purpose of voting on the Restructuring Plan. With the exception of the Committee's financial adviser, no success fee or similar is payable to any of the Committee's Advisers. The financial adviser's success fee is payable on a number of outcomes, including the restructuring of the Bonds through a restructuring plan.

5.8   Accordingly, the Bondholders will together constitute a single class and vote on the Restructuring Plan at a single meeting.

5.9   As set out at paragraph 3.3 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) below, the Plan Company considers that sections 549(3A) and 566A of the Companies Act have varied the rights of shareholders such that if the Restructuring Plan is sanctioned by the Court, the shareholder approvals which would ordinarily be required in connection with the restrictions on the Directors' power to allot the Exchange Shares and/or Commission Shares, and the application of pre-emption rights of existing shareholders, will not apply. There is no requirement under either section 549(3A) or section 566A of the Companies Act for the Shareholders to be included as parties to a restructuring plan. However, the Court has ordered that the Shareholders vote on the Restructuring Plan as a single class of members at a single meeting.

6   CONSEQUENCES IF THE RESTRUCTURING PLAN IS NOT SANCTIONED OR THE RESTRUCTURING IS NOT IMPLEMENTED

6.1   All Bondholders (including those who do not vote in favour of the Restructuring Plan or those who do not vote at all at the Bondholder Plan Meeting) will be bound by the terms of the Restructuring Plan, along with the Plan Company, if the Restructuring Plan is sanctioned and the Plan Sanction Order is delivered to the Registrar of Companies. If the Restructuring Plan is sanctioned within the anticipated timetable, the Plan Company expects the Restructuring Effective Date to occur on or around 29 June 2021 (subject to the satisfaction of the Conditions Precedent).

6.2   If:

(a)   the Restructuring Plan is not approved at the Bondholder Plan Meeting;

(b)   the Restructuring Plan is approved by Bondholders but not sanctioned by the Court; or

(c)   the Conditions Precedent are not otherwise satisfied or waived,

the Lock-up Agreement will terminate upon the occurrence of the Long-Stop Date (unless the Long-Stop Date is, for the purposes of the Lock-up Agreement, extended with the agreement of the requisite majority of the Participating Bondholders). The termination of the Lock-up Agreement would result in certain provisions of the Lock-up Agreement ceasing to have effect (including, in particular, the obligations of the Participating Bondholders and the Plan Company to continue to pursue and support the Restructuring).

6.3   Given these circumstances, there would be insufficient time to seek, and it is most unlikely that the Plan Company would be able to obtain, the requisite level of Bondholder consent to implement any alternative transaction outside of a controlled wind-down of the Group's operations, followed by an insolvent liquidation of the Plan Company.

Alternatives to the Restructuring Plan

6.4   No alternative transaction currently exists for the Plan Company to implement and it is not considered likely that there would be any such alternative transaction available between the time of launching the Restructuring Plan and the maturity of the Bonds. In particular, the Plan Company has carefully considered the following:

(a)   a consensual deal with Bondholders;

(b)   further investment by existing shareholders;

(c)   M&A and asset sales;

(d)   investment by Spirit Energy;

(e)   company voluntary arrangement;

(f)   pre-pack sale via administration; and

(g)   refinancing.

The Plan Company has concluded, following discussions with its relevant Advisers, that these are not viable alternatives to the Restructuring Plan, for the reasons given below.

Consensual deal with Bondholders

6.5   As set out in more detail above at paragraph 1.6 (*The Restructuring and its effect on Bondholders and Shareholders*) of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), the Restructuring Plan will involve Exchange Shares being allotted and issued to the Bondholders in exchange for a release of approximately US$50,000,000 of the principal amount of the Bonds. The Restructuring Plan provides a mechanism (subject to sanction by the Court) for the Exchange Shares (and any Commission Shares) to be allotted and issued without, in the view of the Plan Company, the need for a separate meeting of Shareholders to approve such an allotment and for the Shareholders' pre-emption rights not to apply in respect of the Exchange Shares and Commission Shares pursuant to sections 549(3A) and 566A of the Companies Act. These provisions would not be applicable outside the Restructuring Plan and therefore could not be replicated in a consensual deal with the Bondholders on the proposed terms without Shareholder approval.

Further investment by existing Shareholders

6.6   During the course of its discussions with the Committee, the Plan Company has also sought to engage with two large institutional Shareholders in order to ascertain whether they would be willing to enter into discussions with the Plan Company in relation to the terms of the Restructuring and/or to provide financial support to the Plan Company. Whilst the Plan Company made efforts to engage with those Shareholders, only one institutional Shareholder has been prepared to participate in discussions with the Plan Company prior to the signing of the Lock-up Agreement (the **Wall Crossed Shareholder**). The remainder of the Plan Company's shares are generally held by smaller Shareholders in custodian accounts. In light of the Plan Company's regulatory obligations under the Market Abuse Regulations, it was not practicable to engage directly with smaller Shareholders for the purpose of undertaking a market sounding prior to signature of the Lock-up Agreement.

6.7   A detailed presentation and discussion of the potential benefits of potential development options was made available to the Wall Crossed Shareholder. As part of those discussions, the Wall Crossed Shareholder indicated that (i) it is not willing to provide additional financial support to the Plan Company and (ii) whilst the rationale for the Restructuring was understood, it could not actively support it. Another large institutional shareholder was also approached by the Plan Company's nominated adviser in the same manner as the Wall Crossed Shareholder,[11] but indicated that it would not be prepared to enter into confidential discussions on that basis. Consequently, it was not possible to provide a detailed presentation and discussion of the potential benefits of potential development options to that Shareholder.

6.8   In this context, and given (i) feedback received by the Wall Crossed Shareholder and (ii) that the Plan Company was not able to pursue confidential discussions with another large institutional Shareholder, the Plan Company is of the view that it is highly unlikely its institutional Shareholders would be prepared to either (i) provide the significant financial support which would be required to (potentially) avoid the need for the Restructuring (whether as part of a rescue capital raise, or otherwise) and/or (ii) vote to support the Restructuring. The Plan Company is of the view that to undertake such a fundraising from current or other investors would not be feasible as a consequence of:

(a)   the low market capitalisation of the Plan Company when compared to the size of the capital raise which would be necessary; and

(b)   the composition of the Plan Company's existing shareholder base, the Shareholder engagement outlined above, and the likely need for the Plan Company to produce a prospectus, which has significant time and cost implications.

M&A and asset sales

6.9   An M&A transaction involving the Plan Company, one or more of its subsidiaries and/or its underlying assets was considered and ultimately dismissed as being unlikely to produce the best available outcome for the Plan Company's creditors (including Bondholders), in light of (amongst other things):

(a)   the Plan Company's limited resource scale following the large downward reserve and resource revisions in 2020, and its consequential impact of limiting the universe of potential strategic interest (if any) to smaller and generally less well capitalised companies focussed on the UK Continental Shelf;

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[11] Consistent with the Market Abuse Regulations, certain large institutional Shareholders were approached by the Plan Company's nominated adviser to ascertain whether such Shareholders would be prepared to enter into confidential discussions regarding an unnamed company, being the Plan Company, that would involve the sharing of inside information in respect to that company and during which the identity of the Plan Company would be disclosed.

(b)   the adverse effect the large recent downward reserve and resource revisions have had on the market perception of the Plan Company and its asset base;

(c)   the complexity of the Plan Company's asset base and the generally adverse impact this has had on the Plan Company's ability to attract third party investment in the past;

(d)   the potential requirement to invest additional capital to further develop the Plan Company's assets, as well as the risks associated with such investment (especially given the uncertainty surrounding the geology of these assets);

(e)   the Plan Company's historical (and ongoing) operating challenges, including its potential reliance on a single EPS;

(f)   current market perception of the Plan Company as a distressed vendor in light of the September 2020 RNS;

(g)   the fact that no potential purchaser has approached the Plan Company in recent months, notwithstanding public knowledge regarding the Plan Company's financial difficulties and its likely funding requirements.

6.10   The Plan Company therefore considers that:

(a)   it is highly unlikely that a sale process would achieve realisations that (i) allow for par recoveries to the Bondholders and (ii) deliver any equity value to existing Shareholders of the Plan Company; and

(b)   a sales process would likely result in a worse economic outcome for Bondholders than under the Restructuring Plan.

6.11   The Plan Company therefore does not consider that M&A offers a realistic alternative to the Restructuring Plan.

6.12   The poor results of the 2019 drilling programme at the Greater Warwick Area have resulted in very significant downgrades of the potential of the Plan Company's other assets, excluding the Lancaster Area. The joint venture between Hurricane GWA Limited and Spirit Energy drilled three wells on the Greater Warwick Area with limited if any success. Two of those wells were plugged and abandoned in 2019 and the remaining well is scheduled to be plugged and abandoned in the summer of 2021. The prospects for raising cash by selling one or more of these assets is therefore highly unlikely in the short term and by the date of the maturity of the Bonds in 2022.

Investment by Spirit Energy

6.13   The Plan Company considers it is very unlikely that Spirit Energy, the Plan Company's existing industry partner in the Greater Warwick Area, would be willing, or able, to pay any material value for the Plan Company or its assets (including in respect of the Lancaster Area and its operatorship).

6.14   In statements contained in its (i) preliminary results for the year ended December 2020,[12] and (ii) annual report and accounts 2020,[13] the majority owner of Spirit Energy, Centrica Plc, has publicly announced that:

(a)   in light of falling commodity prices and the impact of COVID-19, Spirit Energy has been forced to take mitigating actions to maintain its neutral cash flow position;[14] and

(b)   its stated priorities are to (amongst other things):

(i)   exit oil and gas production and decarbonise its asset portfolio;[15] and

(ii)   divest its 69 per cent. share in Spirit Energy, noting that the sale process it launched previously has been put on hold in light of the uncertain backdrop created by the COVID-19 pandemic.[16]

6.15   Against that backdrop, the Plan Company does not consider that Spirit Energy or its shareholders would have a strategic intention to pursue an investment in (or a purchase of) the Plan Company or its assets.

6.16   The Plan Company therefore does not consider that investment, or a purchase, by Spirit Energy (or its shareholders) of the Plan Company's assets, offer a realistic alternative to the Restructuring Plan.

Company voluntary arrangement

6.17   The Plan Company has considered, throughout the process, the possibility of using a company voluntary arrangement to effect the Restructuring. However, the Restructuring Plan enables the Restructuring to be effected without the approval of the Plan Company's other creditors and Shareholders. As explained above, the Plan Company considers that Shareholder support for the Restructuring is unlikely to be forthcoming, and, as such, would be a serious hurdle to a company voluntary arrangement. Unlike the Restructuring Plan, a company voluntary arrangement is not sanctioned by the Court and so there would remain a level of uncertainty after it is approved, arising from any challenges that could be made.

Pre-pack sale via administration

6.18   A pre-pack sale of the business of the Plan Company, through an administration, was considered and ultimately dismissed as being unlikely to produce the best available outcome for the Plan Company and its stakeholders (including the Bondholders), for two main reasons:

(a)   given that a conventional solvent M&A scenario is unlikely to achieve better economic outcome for Bondholders than under the Restructuring Plan, it is highly unlikely that a

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[12] https://www.centrica.com/media/4748/prelims-announcement-february-2021.pdf
[13] https://www.centrica.com/media/4860/centrica-ar2020.pdf
[14] Quote: "During 2020, in reaction to the fall in commodity prices and the impact of COVID-19, Spirit Energy took measures to maintain a free cash flow neutral position, such as actions to reduce operating costs, capital expenditure and decommissioning spend."
[15] Quote: "Our intention remains to exit oil and gas production in line with our strategic shift to simplify the Group, focus on the customer and decarbonise the Group's portfolio."
[16] Quote: "…in 2019 we announced our intention to divest our 69% shareholding in the Spirit Energy E&P business. We were due to receive initial bids around the end of March 2020. However, we took the decision to pause the disposal process due to the uncertain backdrop created by the Covid-19 pandemic. We still intend to sell the business."

pre-pack scenario would achieve a more favourable outcome, for the same reasons as are set out in paragraphs 6.9 and 6.10 (*M&A and asset sales*); and

(b)   an administration would trigger insolvency clauses in various key contracts of the Plan Company, including the licences to drill for oil, which are crucial to the viability of the Plan Company and the Group. Whilst the licences are not held by the Plan Company, an administration of the Plan Company could create a risk that the licences held by GLA would be jeopardised, as the Plan Company acts as the operator under the licence on behalf of GLA.

Refinancing

6.19   The Plan Company has considered the possibility of refinancing the Bonds, but concluded that a refinancing at par value was unlikely to be achievable given the Plan Company's financial position. The Plan Company has also considered the possibility of a refinancing of the Bonds at below par. However, since this would require the agreement of the Bondholders, and would be tantamount to a restructuring itself, the Plan Company concluded, following discussions with its relevant Advisers, that a refinancing below par value was unlikely to achieve an outcome which would deliver better returns to stakeholders than were available under the term sheet appended to the Lock-up Agreement (which had already been heavily negotiated with the Committee).

6.20   The Plan Company has considered the possibility of buying back the Bonds. However, the Plan Company has concluded that this is not a feasible alternative to the Restructuring Plan as:

(a)   if it went into the market to buy-back the Bonds, this would likely drive up the price of the Bonds;

(b)   such a buy back would deplete the Plan Company's cash reserves; and

(c)   it is highly unlikely that the Plan Company would be able to buy back a sufficient amount of Bonds so as to be able to afford to repay the remaining outstanding Bonds in full on maturity.

Outcome Report and relevant alternative

6.21   The Plan Company does not consider there to be a relevant alternative, the effect of which would be to rescue the Company as a going concern. Accordingly, if the Restructuring Plan is not implemented, the Plan Company, and the Group as a whole, would be forced ultimately to enter into insolvency proceedings.

6.22   The Plan Company has engaged the Restructuring Firm to provide an Outcome Report (the **Outcome Report**) to establish the potential recoveries to the Plan Company's stakeholders in scenarios in which the Restructuring Plan is not implemented. The Outcome Report also models potential recoveries for GLA in a scenario where the Restructuring Plan is not implemented, as GLA is key asset holder in the Group, and the Plan Company has an economic interest in GLA by virtue of its large intercompany balance.

6.23   The Outcome Report was prepared based on the financial and other supporting information provided by the Plan Company as at 6 May 2021, being the most recent practicable date prior to its initial preparation. The Outcome Report also shows how the illustrative recoveries are estimated to change in two scenarios where the Restructuring Plan is not implemented.

6.24   The outcomes modelled in the Outcome Report are based on the Plan Company's knowledge of the value of the Plan Claims and other liabilities already identified by the Plan Company and calculated by reference to the balance sheet data as at 31 March 2021.

6.25   The Outcome Report is appended to this Explanatory Statement at Appendix E (*Outcome Report*) and is subject to the assumptions and disclaimers set out in that document and this Explanatory Statement.

6.26   The Outcome Report sets out the following scenarios:

(a)   Scenario 1 – uncontrolled liquidation (i.e. the immediate insolvent liquidation of the Plan Company); and

(b)   Scenario 2 – controlled wind-down (i.e. a controlled wind-down of the Plan Company, with production continuing at the Lancaster Area until May 2022, followed by insolvent liquidation).

6.27   The Outcome Report provides analysis of the potential recoveries for each of the above scenarios (such recoveries being together, the **Illustrative Recoveries**).

6.28   The Plan Company has considered whether the information that the Restructuring Firm used for the Outcome Report continues to provide a fair assessment of the expectations of management for the business. It was concluded that the supporting information provided by the Plan Company continues to be an accurate and fair representation of the value of the Group.

6.29   In Scenario 1 (an uncontrolled liquidation):

(a)   The Plan Company and Group would cease trading immediately and would seek the appointment of a liquidator to the Plan Company. This would likely result in operating licences terminating immediately and forfeiture of rights under the joint operating agreement with Spirit Energy.

(b)   In addition to the loss of cash generation arising from continued production at the Lancaster Area that would occur on a controlled wind down, the appointment of a liquidator is also likely to crystallise a number of contingent liabilities that would not otherwise arise. In particular, this would include the early termination fee due under the Bareboat Charter and costs arising from the termination of supplier contracts.

6.30   In Scenario 2 (a controlled wind-down) the Plan Company would likely:

(a)   Continue trading outside of any insolvency proceeding until May 2022 (including production at the P6 Well), during which time it is forecast to be cash generative, before ceasing all operations, and exiting the Bareboat Charter at its expiry (in June 2022) with no fee being payable for early termination.

(b)   Fully decommission the assets of GLA following exit from the Bareboat Charter, realise balance sheet assets in an orderly fashion and discharge trading and decommissioning liabilities.

(c)   Take such action as advised to mitigate contingent claims, such as employee consultation, as well as resolve issues such as realising value from unused inventory or clearing tax queries.

(d)   Appoint a liquidator around April 2023 to adjudicate claims and make final distributions.

6.31   The Outcome Report shows the following (undiscounted) Illustrative Recoveries for Bondholders in each of the two scenarios:

	Scenario 1- uncontrolled liquidation	Scenario 2- controlled wind-down
Principal:	$78m (33.9 cents in the US$)	$153.2m (66.6 cents in the US$)
Interest:	No recovery	$21.6m (9.4 cents in the US$)

6.32   The Plan Company therefore considers that an uncontrolled liquidation would result in a worse return for Bondholders than under a controlled wind-down. As a result, the Plan Company considers that if the Restructuring Plan is not approved by Bondholders at the Plan Meeting, or if it is approved by Bondholders but not sanctioned by the Court, the most likely outcome is that the Plan Company and the Group will enter a controlled wind-down, followed by insolvent liquidation, on the basis that this approach will be supported by the requisite numbers of the Bondholders, and that this is therefore the relevant alternative.[17] The Plan Company does not expect there to be any return for Shareholders in the event of an uncontrolled liquidation. Similarly, the Outcome Report shows that there will be no return for Shareholders in the event of the controlled wind-down followed by liquidation, even in the "high case" (which is included in the Outcome Report (together with a "low case") to show indicative outcomes based on alternative favourable assumptions).

7   CONSEQUENCES IF THE RESTRUCTURING AND RESTRUCTURING PLAN ARE IMPLEMENTED

7.1   If the Restructuring is implemented in accordance with the Restructuring Plan, this will enable the Plan Company to undertake an extended wind-down for the benefit of all stakeholders, including the Bondholders (the **Extended Wind Down**). Without the Restructuring, production at the P6 Well would conclude in May 2022. The Extended Wind Down would facilitate production from the P6 Well at the Lancaster Area being continued for an extended period before reaching its economic limit, the timing of which would depend on oil prices, actual production levels delivered, the level of cost savings achievable, and the Bluewater FPSO continuing to be available to GLA under the Bareboat Charter, but is potentially until February 2024. Subject to any further investment, the Lancaster Area would then, at the end of that period, likely be decommissioned. The decommissioning process (of the P6 Well, subsea removal and FPSO clean-up) is estimated to take 3 to 4 months (although there is the potential for unexpected delays in decommissioning). Following decommissioning, the remainder of the Plan Company's business would be wound down and all third party creditor Claims would be settled.

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[17] The Plan Company's assessment of a controlled wind down as the most likely relevant alternative is based on the assumption that the Bondholders would not take enforcement action once the current restrictions on them doing so under the Lock-up Agreement fall away.

7.2   Based on financial forecasts, utilising the Plan Company's technical cases and financial model, which take into account a number of market variables as well as the Plan Company's ordinary course of business, the Plan Company considers that, by enabling a longer period of production at the Lancaster Area, the Restructuring has a real prospect of resulting in a higher level of return for Bondholders than in the event of the relevant alternative. The higher recoveries resulting from the Restructuring Plan are a natural consequence of the Restructuring Business Plan contemplating (i) a continuation of operations for an additional 21 months and (ii) the resultant production of additional barrels of oil, in each case as compared to the relevant alternative. The Group would therefore be able to generate more cash, and higher recoveries, for the benefit of its Bondholders as a result of the Restructuring Plan.

7.3   Under the proposed Restructuring Plan, Bondholder recoveries comprise: (i) cash coupon payments received pursuant to the terms of the Amended and Restated Bond Trust Deed, (ii) Excess Cash Flow Amount(s) received pursuant to the terms of the Amended and Restated Bond Trust Deed, (iii) the final repayment of Bonds (including capitalised PIK interest) pursuant to the terms of the Amended and Restated Bond Trust Deed and (iv) 95% of any cash remaining following end of operations and discharge of the Amended Bonds. Under the relevant alternative, Bondholder returns comprise: (i) cash coupon payments received pursuant to the terms of the Bond Trust Deed through to the unextended maturity date of 24 July 2022, and (ii) a final dividend payment following the winding-up of the Group's assets.

7.4   The Plan Company has sought, in the table below, to illustrate the value to Bondholders of the Extended Wind Down as against the value of recoveries under the relevant alternative. Given that the timing of cash flows differ between the Extended Wind Down and the relevant alternative, the respective recoveries have been compared on a discounted cash flow basis (assuming a range of discount rates between 0% and 30%) to reflect the time value of money. On a discounted cash flow basis, at any given discount rate, the proposed Restructuring Plan is projected to provide better recoveries to the Bondholders than would otherwise be attainable under the relevant alternative. However, following discussions with its relevant Advisers, the Plan Company does not consider that the Extended Wind Down is likely to generate sufficient value to make possible any meaningful return for Shareholders of the Plan Company. Nevertheless the position of Shareholders would be no worse than in the relevant alternative.

7.5   Set out in the table below is an analysis of projected recoveries (in US$) to Bondholders under each of (i) the Restructuring Plan (Extended Wind Down) and (ii) the relevant alternative (being a controlled wind-down).

	Present Value of Bondholder Recoveries Under Restructuring Plan (indicative) ($m)[1][2][3][4][5]						
Discount Rate (%)	*0.0%[6]*	*5.0%*	*10.0%*	*15.0%*	*20.0%*	*25.0%*	*30.0%*
Principal + Accrued PIK[7]	195	180	168	157	147	139	131
Cash Interest	31	30	28	27	26	25	24
Value of Exchange Shares (and any Commission Shares)	9	7	6	5	5	4	3
Total	**235**	**218**	**202**	**189**	**178**	**168**	**159**

	Present Value of Bondholder Recoveries Under Relevant Alternative ($m)[1][2][8][9]						
Discount Rate (%)	0.0%[6]	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
Principal	153	136	122	109	99	89	81
Cash Interest	22	21	20	20	19	19	19
Total	175	157	142	129	118	108	100

(1)   Based on YTD actual Brent price and Forward Curve (as of 05-May-21): $67.4 per barrel for remainder of 2021, $63.8 per barrel in 2022, $61.2 per barrel in 2023, $59.6 per barrel in 2024 and $58.8 per barrel in 2025
(2)   Present value as of 1 June-21
(3)   Calculated as interest payments plus cash sweep payments plus final repayment plus residual equity value due to Bondholders per proposed Restructuring Plan terms; assumes Plan Effective Time of Jun-21
(4)   Assumes FPSO daily rate of $25,000/day and incentive fee of 9% through May-21; assumes FPSO daily rate of $75,000/day and incentive fee of 8% from Jun-21 onwards. GLA and the Plan Company are currently in negotiations with Bluewater in relation to the terms of an extension of the Bareboat Charter
(5)   Figures presented exclude (i) the impact of any staff incentive / retention plan which may be put in place in the future and (ii) potential impact of future tax liabilities
(6)   For illustrative purposes only, included for comparability purposes to PWC Outcome Report
(7) $180m of principal plus $15m of PIK interest
(8)   Assumes FPSO daily rate of $25,000/day and incentive fee of 9% through May-21; assumes FPSO daily rate of $75,000/day and incentive fee of 8% through May-22
(9)   Calculated as contractual interest payments due to Bondholder under current Bonds terms (interest payments due through Jul-22) plus final distribution due to Bondholders under Relevant Alternative scenario ($153m)

7.6   The numbers set out in the 'Present Value of Bondholder Recoveries Under Restructuring Plan (indicative)' table assume that the existing 3 year extension option under the Bareboat Charter is exercised. This scenario has been chosen for illustrating value to Bondholders in the Extended Wind Down case on the basis that it is consistent with the current Bareboat Charter contractual framework. However, as set out in paragraph 2.12 of Part 5 (*Background to and reasons for the Restructuring Plan*) above, the Plan Company does not currently intend to exercise the three year extension option. Instead, the Plan Company is exploring options with Bluewater for a shorter extension period. Subject to commercially acceptable terms being agreed with Bluewater, better recoveries may be achieved for Bondholders than indicated in the table.

7.7   As set out further below at Part 9 (*Risk Factors*):

   (a)   notwithstanding the Restructuring, continued production from the P6 Well after June 2022 will be contingent on the Bluewater FPSO continuing to be available to GLA under the Bareboat Charter; and

   (b)   GLA and the Plan Company are currently in negotiations with Bluewater in relation to the terms of an extension of the Bareboat Charter.

   If agreement is not reached with Bluewater such that the Bareboat Charter is not extended beyond June 2022, then GLA would need to cease operations at the Lancaster Area ahead of the expiry of the Bareboat Charter in June 2022, and the Plan Company considers that the Plan Company and the Group would need to pursue a controlled wind-down. The Plan Company considers that the return to Bondholders in such a scenario would likely be no worse than in the relevant alternative. Nevertheless, as at the date of this Explanatory Statement, the Plan Company believes that there is a reasonable prospect of negotiating an extension of the Bareboat Charter on acceptable terms, thereby allowing for an Extended Wind Down with associated higher recoveries. As such, the Restructuring Plan offers the Bondholders the real possibility of obtaining a better return than that available in the relevant alternative.

7.8   In addition to higher recoveries in the Extended Wind Down, if the Restructuring is implemented, it is also possible that the Plan Company will be able to pursue further investment options, which could result in further increased value for Bondholders. However, the economic viability of these investment options is uncertain, and they cannot be pursued without Bondholder consent, and will require an extension of the Bareboat Charter on acceptable terms. For this reason, the Plan Company has not included these investment options in any valuation of recoveries under the Restructuring Plan.

7.9 Accordingly, the Plan Company considers that each Bondholder would be better off, and in any event no worse off, under the proposed Restructuring Plan than in the relevant alternative. This is based on both an assessment of the Plan Company's projected recovery outcome to its Bondholders and a holistic assessment of the Group's financial position.

7.10 If the Restructuring is implemented, in circumstances where, following the permanent cessation of all production at the Lancaster Area, an amount remains outstanding under the Amended Bonds at maturity and:

(a) prior to 30 June 2025, the Security Trustee (acting on the instructions of the Trustee, itself acting on the instruction of the Bondholders) gives written notice to the Plan Company that it does not intend to enforce the security;

(b) at any time after 30 June 2025, if the Plan Company has requested in writing that the Security Trustee (acting on the instructions of the Trustee, itself acting on the instruction of the Bondholders) confirms whether it intends to enforce the security, and no such enforcement is pursued and no notice of intention to enforce is received, within 6 months of such request; or

(c) the Security Trustee has taken steps to enforce its security before the deadline referred to in (b) and either (in each case, acting on the instructions of the Trustee itself acting on the instruction of the Bondholders):

(i) the Security Trustee confirms in writing that no further cash realisations of remaining assets are likely to be made, or

(ii) following a request in writing from the Plan Company as to whether it intends to take further steps in respect of the security, the Security Trustee either does not pursue further enforcement or fails to confirm an intention to do so within 6 months of such request,

the Amended Bonds will be convertible at the Plan Company's option. This is intended to ensure that upon the implementation of the Restructuring and the conclusion of the Extended Wind Down, a liquidation of the Plan Company following maturity would be solvent.

8 ANTECEDENT TRANSACTIONS

The Plan Company does not consider that it has entered into any transactions which could be set aside by a liquidator in the event of a liquidation of the Plan Company, including any transactions at an undervalue pursuant to section 238 of the Insolvency Act 1986 or any preferences pursuant to section 239 of the Insolvency Act 1986.

9 JURISDICTIONAL CONSIDERATIONS

The Plan Company considers that the Court has jurisdiction in relation to the Plan Company and to sanction the Restructuring Plan, and that the Court should exercise such jurisdiction, for the following reasons:

(a)   the Plan Company is incorporated and registered in England under the laws of England and Wales;

(b)   the Bond Trust Deed is governed by English law and the English Courts have exclusive jurisdiction to settle any disputes which may arise out of or in connection with the Bond Trust Deed and the Bonds;

(c)   the Plan Company has encountered, or is likely to encounter, financial difficulties that are affecting or will or may affect its ability to carry on business as a going concern;

(d)   the Restructuring Plan contains the necessary elements of "give and take" in order to constitute an "arrangement" between the Plan Company and the Bondholders, as required by the Companies Act; and

(e)   the purpose of the Restructuring Plan is to eliminate, reduce or mitigate the effect of the Plan Company's financial difficulties.

10   ADDITIONAL INFORMATION RELATING TO THE RESTRUCTURING PLAN

Material interests of Directors

10.1   Directors of the Plan Company:

(a)   The Plan Company is managed by the Board. The current directors of the Plan Company and their functions and shareholdings are as follows:

Name	Position	Shareholding
Anthony Maris	Chief Executive Officer	169,084
Richard Chaffe	Chief Financial Officer	140,558
Steven McTiernan	Chairman (NED)	625,000
Dr David Jenkins	Senior Independent Director (NED)	400,000
John van der Welle	Independent Non-Executive Director (NED)	354,159
Sandy Shaw	Independent Non-Executive Director (NED)	208,771
Beverley Smith	Independent Non-Executive Director (NED)	334,448

(b)   Richard Chaffe and Anthony Maris are also directors of all other Group Companies.

(c)   Under the terms of the Restructuring Plan, the Directors will benefit from certain releases, as set out in more detail at paragraph 1.16 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*).

(d)   A staff incentive / retention plan is being considered.

(e)   Aside from the shareholdings, appointments, releases and other matters set out above, none of the Directors has any material interest (whether as a director, member, creditor or otherwise) in the Restructuring Plan. Save as disclosed in this paragraph 10, the effect of the Restructuring Plan on interests of the Directors will not be different from the effect on similar interests of other persons.

Director confirmations

10.2   As at the date of this Explanatory Statement none of the Directors has at any time within at least the past five years:

(a)   had any convictions in relation to fraudulent offences (whether spent or unspent);

(b)   been adjudged bankrupt or entered into an individual voluntary arrangement;

(c)   been a director of any company at the time of, or within 12 months preceding, any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(d)   been a partner in a partnership at the time of, or within 12 months preceding, any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e)   had their assets form the subject of any receivership or been a partner of a partnership at the time of, or within 12 months preceding, any assets thereof being the subject of a receivership;

(f)   been subject to any official public incrimination and/or sanctions by any statutory or regulatory authority (including any designated professional body); or

(g)   been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Material Intragroup Agreements

10.3   The Plan Company, in its capacity as licence operator for licences held by GLA and Hurricane GWA Limited, incurs costs on behalf of the licence owners. The costs incurred by the Plan Company on behalf of GLA or Hurricane GWA Limited are invoiced to each of the licence owners on a monthly basis. Where these parties are Group Companies and are able to pay these costs in cash, payment has historically been made in the month of receipt of the invoice. Where the party is a Group Company and is unable to pay the costs due to insufficient cash, the amount owed is accrued as part of the intercompany loan between the relevant entity and the Plan Company.

10.4   Pursuant to the Lock-Up Agreement, each of the Plan Company and GLA has undertaken, and pursuant to the Amended and Restated Bond Trust Deed each of them will undertake, to comply with the Intra-Group Funding Policy. Under the Intra-Group Funding Policy, GLA may not request any intercompany loan (whether by way of a new loan or an increase in any existing loan) from the Plan Company unless it has first applied all of its unrestricted cash holdings to fund its business, operations and licence or decommissioning obligations, and there remains a funding shortfall. To the extent GLA is legally able to do so, it must repay each intercompany loan made after the adoption of the Intra-Group Funding Policy and reimburse the Plan Company for its share of general, administrative and employee costs and expenses incurred by the Plan Company in relation to GLA's business, operations, licence or decommissioning obligations, Such costs incurred by the Plan Company on behalf of GLA are invoiced on a monthly basis (invoices being payable within 14 days of the relevant month end). In addition, the Plan Company has undertaken, and will undertake, not to provide any funding to any Group Company other than in accordance with the Intra-Group Funding Policy, as set out in certain agreed business plans, as otherwise permitted under the Amended and Restated Bond Trust Deed or the payment of employee costs and expenses of Hurricane Group Limited.

10.5   The Plan Company also guarantees a joint venture with Spirit Energy.

10.6   In addition to the above, all employment contracts within the Group are held by Hurricane Group Limited. All cost and liabilities relating to the employment contracts are borne by the Plan Company.

10.7   Aside from these arrangements, the Plan Company is not a party to any material intragroup agreements.

Litigation

10.8   The Plan Company is not aware that it is a party to any litigation, material or otherwise.

10.9   On 10 May 2021 the FCA's Market Oversight Department requested that the Plan Company provide information in relation to historic announcements made by the Plan Company and recent developments in relation to the proposed restructuring. The Plan Company is not under formal investigation, and is responding to the FCA's enquiries, which are at a preliminary stage, on a voluntary basis.

Part 7 – TAXATION

1   UK TAXATION

The following is a summary of certain United Kingdom taxation considerations relating to the Restructuring.

The statements set out below are based on current United Kingdom law and published HMRC practice (which may not be binding on HMRC), as at the date of this Explanatory Statement, which may be subject to change, possibly with retroactive effect. They are intended as a general guide and apply only to Bondholders who are individuals resident and domiciled in (and only in) the United Kingdom for United Kingdom tax purposes, who hold Bonds as an investment (other than under an individual savings account) and who are the absolute beneficial owners of the Bonds and any interest paid on them. The discussion does not address all possible tax consequences relating to the Restructuring Plan for Bondholders, the Plan Company or the Group. The statements are not addressed to: (i) special classes of Bondholders such as, for example, dealers in securities, broker-dealers, intermediaries, insurance companies and collective investment schemes; (ii) Bondholders who hold Bonds as part of hedging transactions; (iii) Bondholders who have (or are deemed to have) acquired their Bonds by virtue of an office or employment; (iv) Bondholders who hold Bonds in connection with a trade, profession or vocation carried on in the United Kingdom (whether through a branch or agency or otherwise); or (v) Shareholders. Bondholders are liable for their own taxes and shall have no recourse to the Plan Company or any other Group Company or any other entity or person named in this Explanatory Statement with respect to taxes arising in connection with the Restructuring.

Bondholders and Shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, or who are not individuals, should consult their own professional advisers immediately.

1.1   Consequences of the Restructuring

Exchange of Bonds for Exchange Shares pursuant to the Restructuring Plan

Taxation of Income and Chargeable Gains

The Bonds are expected to constitute a "security" within the meaning of section 132 of the Taxation of Chargeable Gains Act 1992 (**TCGA 1992**) that are not "qualifying corporate bonds" within the meaning of section 117 of the same act. As such, and subject to the comments which follow, the release of a principal amount of the Bonds by an individual in consideration for Exchange Shares pursuant to the Restructuring Plan should be treated by virtue of s132 of TCGA 1992 as a tax neutral reorganisation not giving rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains. This means that for capital gains tax purposes, the Exchange Shares will be treated as having been acquired at the same cost and at the same time as the Bonds and a capital gains tax event will only arise on a subsequent disposal of the Exchange Shares.

It is likely that accrued interest on the Amended Bonds will be chargeable to tax as income. There should be no requirement to deduct or withhold amounts for or on account of United Kingdom tax in relation to accrued interest on the Amended Bonds, provided that the Amended Bonds are and remain listed on a "recognised stock exchange" within the meaning of section 1005 of the Income Tax Act 2007. The International Stock Exchange is a recognised stock exchange for these purposes.

Stamp duty and stamp duty reserve tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable by a Bondholder as a result of the Restructuring Plan. In particular, no United Kingdom stamp duty or stamp duty reserve tax should be payable by a Bondholder in respect of the issue of the Exchange Shares or Commission Shares, or any subsequent transfers of the Exchange Shares or Commission Shares, provided in each case that the Exchange Shares or Commission Shares are admitted to trading on AIM (and are not listed on any other exchange) at the time of the relevant issue or transfer.

1.2   United Kingdom tax treatment of the Exchange Shares and Commission Shares

    (a)   Dividends

        General

        The Plan Company is not required to deduct or withhold amounts for or on account of United Kingdom tax when paying a dividend on Exchange Shares or Commission Shares.

        The amount of any liability to United Kingdom tax on dividends paid by the Plan Company will depend upon the individual circumstances of the shareholder.

        United Kingdom resident individuals

        All dividends received by a United Kingdom resident individual holder of Exchange Shares or Commission Shares from the Plan Company or from other sources will form part of that individual's total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the shareholder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5 per cent. to the extent that the excess amount falls within the basic rate tax band, 32.5 per cent. to the extent that the excess amount falls within the higher rate tax band and 38.1 per cent. to the extent that the excess amount falls within the additional rate tax band.

    (b)   Chargeable gains

        A disposal or deemed disposal of Exchange Shares or Commission Shares by an individual who is resident for tax purposes in the United Kingdom may, depending on the shareholder's circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

1.3   FATCA withholding – Foreign Pass Thru Payments

Pursuant to certain provisions of the US Internal Revenue Code of 1986, commonly known as FATCA, a "foreign financial institution" may be required to withhold on certain payments it makes ("foreign pass thru payments") to persons that fail to meet certain certification, reporting, or related requirements. A number of jurisdictions (including the United Kingdom) have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (**IGAs**), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Exchange Shares or Commission Shares, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to foreign pass thru payments on instruments such as the Exchange Shares or Commission Shares, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to foreign pass thru payments on instruments such as the Exchange Shares or Commission Shares, such withholding would not apply until two years after the publication of final regulations that define the term "foreign pass thru payment". Investors should consult their own tax advisors regarding how these rules may apply to their investment in the Exchange Shares and Commission Shares.

Part 8 – SUMMARY OF THE TERMS OF CERTAIN RESTRUCTURING DOCUMENTS

1 INTRODUCTION

1.1 This Part 8 (*Summary of the Terms of Certain Restructuring Documents*) contains detailed summaries of the key Restructuring Documents in substantially final form. It is not intended to summarise all of the documents or arrangements required as part of the Restructuring. The below summaries are not intended to be exhaustive and are not intended to be a substitute for a full review of the relevant documents.

1.2 In addition, Part 6 (*Overview of the Restructuring Plan, the Restructuring, and its effects*) of this Explanatory Statement contains a high level overview of the Restructuring and the Restructuring Plan.

1.3 For a more complete understanding of the Restructuring Implementation Deed, please refer to the Restructuring Implementation Deed set out in substantially final form at Appendix A (*Restructuring Implementation Deed*) of the Restructuring Plan.

1.4 This section contains a summary of the following documents listed below:

   (a)   the Lock-up Agreement;

   (b)   the form of Restructuring Implementation Deed;

   (c)   the form of Holding Period Trust Deed;

   (d)   the form of Amendment and Restatement Agreement relating to the Bond Trust Deed;

   (e)   the form of Amended and Restated Bond Trust Deed;

   (f)   the form of Amended and Restated Paying, Calculation and Transfer Agency Agreement;

   (g)   the form of Amended and Restated Global Bond;

   (h)   the form of Deed of Charge; and

   (i)   the forms of Guarantor Subsidiary Undertakings.

1.5 Copies of the documents referred to in paragraph 1.4 above can be accessed following the Convening Hearing at the Plan Website at https://deals.lucid-is.com/hurricane, and, for Shareholders, at www. www.hurricaneenergy.com.

1.6 All other documents relevant to the Restructuring may be made available from time to time. Any Bondholder wishing to receive a copy of any document should check the Plan Website or email the Information Agent at hurricane@lucid-is.com, and any Shareholder should check www. www.hurricaneenergy.com. Bondholders and Shareholders are recommended to review these documents and, when they feel it is appropriate or relevant, to consult with their legal and tax advisers.

1.7 The operative terms of the Restructuring Plan and any non-contractual obligations arising out of or in connection with the Restructuring Plan shall be governed by and construed in accordance with the laws of England and Wales. Pursuant to the Restructuring Plan, the

Bondholders and Shareholders agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which arises out of or in connection with the terms of the Restructuring Plan or its implementation or out of any action taken or omitted to be taken under the Restructuring Plan or in connection with the administration of the Restructuring Plan and for such purposes the Bondholders and Shareholders irrevocably submit to the jurisdiction of the Court, provided, however, that nothing in this paragraph shall affect the validity of other provisions determining governing law and jurisdiction as between the Plan Company and any of the Bondholders, whether contained in contract or otherwise.

1.8   As soon as practicable following the Plan Effective Time, the Plan Company will enter into the Restructuring Implementation Deed substantially in the form set out in Appendix A (*Restructuring Implementation Deed*) of the Restructuring Plan, along with any other parties to that deed.

1.9   The form of the Restructuring Plan shall be substantially in the form set out at Appendix F (*Restructuring Plan*).

2   SUMMARY OF THE KEY TERMS OF THE LOCK-UP AGREEMENT

2.1   Pursuant to the terms of the Lock-up Agreement, the Plan Company, Hurricane Holdings Limited, GLA, Hurricane GWA Limited and the Participating Bondholders have each undertaken to (and the Plan Company has undertaken to procure that each other Group Company will) take all actions reasonably requested by the Plan Company or the requisite majority of Participating Bondholders in order to support, facilitate, implement, consummate, or otherwise give effect to the Restructuring including (among other things):

(a)   preparing, executing and delivering those Restructuring Documents to which it will be a party;

(b)   executing and delivering any other document and giving any notice, order, instruction or direction, and making any application or announcement, which may be necessary or desirable to support, facilitate, implement, consummate or otherwise give effect to the Restructuring;

(c)   providing confirmation that it fully supports the Restructuring;

(d)   preparing and filing for any legal process or proceedings contemplated by the Lock-up Agreement or the term sheet appended to it (or the steps plan to be produced in accordance with its terms) or which are necessary or desirable to support, facilitate, implement, consummate or otherwise give effect to the Restructuring, including a restructuring plan under Part 26A of the Companies Act;

(e)   voting (or causing the relevant person to vote, to the extent it is legally entitled to cause that person to vote) and exercising any powers or rights available to it irrevocably and unconditionally in favour of:

(i)   any matter requiring approval under the Bond Trust Deed, including instructing the Trustee;

(ii)   any other matter requiring a resolution, instruction, waiver, amendment, consent or other proposal; and

(iii) a composition, compromise, assignment or arrangement in respect of any Group Company or a restructuring plan under Part 26A of the Companies Act,

in each case, which is consistent with and reasonably necessary or desirable to implement and consummate the Restructuring;

(f) instructing the Committee's legal counsel and/or the Plan Company's Solicitors (as applicable) to support petitions or applications to any court to facilitate, implement, consummate or otherwise give effect to the Restructuring;

(g) providing any other necessary instructions to the Committee's Advisers and/or the Plan Company's Advisers to implement and consummate the Restructuring; and

(h) (in the case of the Group Companies) using their respective reasonable endeavours to complete each of the milestone actions set out in the Lock-up Agreement within the timeframe it specifies.

2.2 Each Participating Bondholder has agreed not to (whether directly or through a market-maker in relation to the Bonds) assign any of its rights or transfer any of its rights or obligations in respect of, or declare or create any trust of any of its rights, title, interest or benefits in respect of, its Bonds which are the subject of the Lock-up Agreement other than to a person which is either a Participating Bondholder or has agreed to accede to the Lock-up Agreement.

2.3 Under the Lock-up Agreement, certain restrictions have been imposed on the conduct of the Group's business, including restrictions on the movements of funds between members of the Group and on making payments which are not contemplated by an agreed business plan.

2.4 The Lock-up Agreement will terminate automatically on the earlier of the Restructuring Effective Date and 11.59 p.m. on 30 June 2021 (being the Long-Stop Date under the Lock-up Agreement, unless that Long-Stop Date is, for the purposes of the Lock-up Agreement, extended with the agreement of the requisite majority of the Participating Bondholders).

2.5 The Lock-up Agreement will also terminate automatically if any of certain specified insolvency events occur in relation to the Plan Company, Hurricane Holdings Limited, Hurricane GWA Limited or GLA other than with the consent of the requisite majority of Participating Bondholders or as expressly set out in the steps plan prepared in accordance with the terms of the Lock-up Agreement.

2.6 The Lock-up Agreement can also be terminated in certain other circumstances, including:

(a) by the mutual written consent of the requisite majority of the Participating Bondholders and the Plan Company;

(b) at the election of the requisite majority of the Participating Bondholders upon the occurrence of a certain events, including:

(i) that the Plan Company, Hurricane Holdings Limited , GLA or Hurricane GWA Limited fails to comply in any material respect with any of the undertakings given by it under the Lock-up Agreement (unless, if capable of remedy, such failure to comply is not remedied within 10 Business Days of being given written notice of such failure by the Committee or any of the Committee's Advisers);

(ii)   failure to achieve within the specified timescales any of the milestone events set out in the Lock-up Agreement;

(iii)   an Event of Default under the terms of the Bonds (excluding certain events and circumstances in relation to the financial position of the Group and the steps taken to implement the Restructuring); and

(iv)   if at a restructuring plan meeting convened by the Plan Company at which a vote takes place, the restructuring plan is not approved by the requisite majorities of Bondholders or, notwithstanding such approval, the restructuring plan is not duly sanctioned by the court.

2.7   The Lock-up Agreement does not amend or waive the rights of any of the parties to it under the Bond Trust Deed (including any Events of Default thereunder which were continuing when the Lock-up Agreement was entered into or which occur upon its entry or arising from steps taken to implement the Restructuring).

3   SUMMARY OF THE KEY TERMS OF THE RESTRUCTURING IMPLEMENTATION DEED

3.1   The Restructuring Implementation Deed will be entered into between, among others, the Plan Company, the Guarantor Subsidiaries, the Information Agent, the Holding Period Trustee and the Trustee.

3.2   The parties to the Restructuring Implementation Deed will agree to sign various contractual documents required to implement the Restructuring. Those documents are to be released, dated and completed in accordance with the Implementation Steps set out, and as defined, in the Restructuring Implementation Deed.

3.3   None of the Implementation Steps will occur unless, on or before the Long-Stop Date, the Conditions Precedent specified in the Restructuring Implementation Deed are satisfied or waived. These include that:

(a)   the Funds Flow has been delivered by the Plan Company to the Committee's financial adviser;

(b)   confirmation from or on behalf of the Plan Company to the Committee's legal adviser that the Plan Company has submitted to AIM an application for admission of the Exchange Shares and Commission Shares (if any) to AIM as listed securities;

(c)   the Plan Company and GLA have received OGA consent to an amendment to the Lancaster Area development plan to permit production with flowing bottom hole pressure up to 300 psi below the bubble point of the fluid (1605psia at 1240m TVDSS); and

(d)   the Plan Company has confirmed to the Committee's legal adviser that the Plan Sanction Order has been delivered to the Registrar of Companies and that the Plan Effective Time has occurred.

3.4   The Implementation Steps will then be taken in the order set out in the Restructuring Implementation Deed. None of these steps will take place unless the immediately prior step has been completed in full or waived in accordance with the terms of the Restructuring Implementation Deed. The steps are inter-conditional, such that if any step does not occur (and is not duly waived), each of the steps will be deemed never to have become effective.

3.5   The principal Implementation Steps are summarised below:

(a) the documents implementing the amendment of the Bonds (including the Amended and Restated Trust Deed and its documentary conditions precedent) and the Deed of Charge will be released and completed;

(b) the release of approximately U.S$50,000,000 of the outstanding principal amount of the Bonds (subject to rounding);

(c) the allotment and issue (conditional on admission to trading on AIM) by the Plan Company of the Exchange Shares (representing together with any Commission Shares in aggregate approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date) to the Bondholders (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders which have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee); and

(d) the allotment and issue (conditional on admission to trading on AIM) by the Plan Company of the Commission Shares (if any) to the Bondholders (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders which have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee);

(e) the adoption by the Plan Company of the QCA Corporate Governance Code and establishment of nomination, audit and remuneration committees by the Plan Company and execute the Deed Poll;

(f) the payment by the Plan Company of the amounts, including fees, costs and expenses, which are set out in the Funds Flow; and

(g) the Intercompany Loan Capitalisation will occur.

3.6 Immediately following completion of all the Implementation Steps, the Plan Company shall issue a notice confirming that the Restructuring Effective Time (as defined in the Restructuring Implementation Deed) has occurred (including to the Information Agent, for distribution to the Bondholders).

3.7 The Restructuring Implementation Deed will terminate (and certain of its provisions, including those requiring the Implementation Steps to be taken, will cease to have effect) if the Restructuring Effective Date has not occurred by the Long-Stop Date (or if the Lock-up Agreement has terminated otherwise than upon the successful completion of the Restructuring).

4 SUMMARY OF THE KEY TERMS OF THE FORM OF HOLDING PERIOD TRUST DEED

4.1 The Holding Period Trust Deed will be entered into between the Plan Company and Lucid Issuer Services Limited in its capacities as Information Agent and Holding Period Trustee.

4.2 The Holding Period Trustee is entering into the Holding Period Trust Deed in order to create, and the Information Agent is entering into the Holding Period Trust Deed to facilitate, the holding period trust arrangement contemplated by the Restructuring Plan. The Holding Period Trust Deed sets out the terms on which the Holding Period Trustee will hold on trust any Bonds Exchange Entitlements of:

(a) Non-Responding Bondholders; and

(b) Ineligible Bondholders who have not appointed a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline, for the Holding Period, which will last for one year from the Restructuring Effective Date.

4.3 Non-Responding Bondholders (and Ineligible Bondholders, who wish to appoint a Nominated Recipient) must provide evidence of their holding of the Bonds as at the Record Time, and provide the other information and confirmations required by the Holding Period Trustee in accordance with the Holding Period Trust Deed, in order to receive their Bonds Exchange Entitlement or direct that their Bonds Exchange Entitlement be transferred to their Nominated Recipient (as applicable). As an alternative, Non-Responding Bondholders and Ineligible Bondholders will be able to direct that their Bonds Exchange Entitlement be sold on the open market and the cash proceeds paid to it or its Nominated Recipient by liaising separately with the Holding Period Trustee, directing the Holding Period Trustee to sell their Bonds Exchange Entitlement and providing evidence of their holding of the Bonds as at the Record Time. In each case, the instructions must be provided to the Holding Period Trustee no later than 10 Business Days prior to the Holding Period Trust Expiry Date, and in accordance with, and subject to, the terms of the Holding Period Trust Deed.

4.4 Once the Holding Period has expired, the Exchange Shares and the Commission Shares (if any) that are held by the Holding Period Trustee will be transferred to the Plan Company for no consideration, and the Plan Company shall promptly following such transfer cancel such Exchange Shares and Commission Shares.

5 SUMMARY OF THE KEY TERMS OF THE FORM OF THE AMENDMENT AND RESTATEMENT AGREEMENT RELATING TO THE BOND TRUST DEED

5.1 The Amendment and Restatement Agreement relating to the Bond Trust Deed is the document under cover of which the Bond Trust Deed will, amongst other things, be amended and restated as the Amended and Restated Bond Trust Deed.

5.2 The Amendment and Restatement Agreement relating to the Bond Trust Deed shall:

(a) provide that payment by way of the issue of Exchange Shares in an aggregate amount equal to US$50,000,000 in GBP at the Agreed Rate shall result in the release of US$50,000,000 in principal amount of the Bonds;

(b) provide that all amounts of cash pay interest which have accrued up to and excluding the Restructuring Effective Date under the Bond Trust Deed (but remain unpaid on that date) shall be paid on the Interest Payment Date falling in July 2021 at the same time as the interest is paid under the terms of the Amended and Restated Bond Trust Deed and the terms and conditions of the Amended Bonds; and

(c) amend and restate the Bond Trust Deed as the Amended and Restated Bond Trust Deed as described at paragraph 6 below.

6 SUMMARY OF THE KEY TERMS OF THE FORM OF AMENDED AND RESTATED BOND TRUST DEED

6.1 The Bond Trust Deed is dated 24 July 2017 and was entered into between the Plan Company in its capacity as issuer and U.S. Bank Trustees Limited in its capacity as Trustee.

6.2 The terms and conditions of the Amended Bonds are appended in Schedule 4 to the Amended and Restated Bond Trust Deed. All terms not defined in the paragraph 6 are as defined in the Amended and Restated Bond Trust Deed.

6.3 Pursuant to the terms of the Amended and Restated Bond Trust Deed, the Trustee agrees to hold certain trust property on trust for the Bondholders.

6.4 The Amended and Restated Bond Trust Deed will also contain covenants by the Plan Company in its capacity as issuer to perform its duties (and for the Plan Company to procure that members of the Group perform their duties) under the terms and conditions of the Amended Bonds, including to pay amounts due by it under the Amended Bonds. The Amended and Restated Trust Deed also sets out the Trustee's obligations, powers and functions under the terms and conditions of the Amended Bonds, as well as indemnity and remuneration provisions for the benefit of the Trustee.

6.5 Under the Amended and Restated Trust Deed and terms of conditions of the Amended Bonds, the Plan Company in its capacity as issuer also covenants that it will, among other things:

(a) keep, and ensure that each other member of the Group keeps, proper books of account;

(b) notify the Trustee in writing immediately upon becoming aware of the occurrence of an event of default or potential event of default under the Amended and Restated Trust Deed and the terms and conditions of the Amended Bonds;

(c) give to the Trustee such information as it reasonably requires for the performance of its duties;

(d) deliver the consolidated audited annual financial statements and consolidated unaudited semi-annual financial statements of the Group (and associated compliance certificates) to the Trustee and ensure that such financial statements are prepared in accordance with the applicable accounting principles;

(e) use all reasonable endeavours to maintain a listing and admission to trading of the Amended Bonds on The International Stock Exchange (or another "recognised stock exchange" within the meaning of section 1005 of the Income Tax Act 2007);

(f) comply (and use reasonable endeavours to procure compliance) with the terms of the Amended and Restated Bond Trust Deed and the other Transaction Documents, and maintain the appointment of a Paying, Calculation and Transfer Agent and a Registrar;

(g) make certain public announcements including, amongst other things:

(i) monthly announcements in relation to production, average water cut and bottom hole pressure for the preceding month split between each producing well, estimated revenue generated and estimated average sales price for the month prior to the preceding month, confirmation of compliance with the minimum liquidity covenant for the month prior to the preceding month, and confirmation of the aggregate balances held in the fixed and floating charged accounts as at the end of the preceding month, in each case as set out in the terms and conditions of the Amended Bonds;

(ii) prior to each Interest Payment Date, an announcement of the Excess Cash Flow Amount that will be paid to the Bondholders on that Interest Payment

Date at the same time as the payment and capitalisation (as applicable) of the relevant interest amount;

(iii) no later than the date on which a notice of meeting is sent to Bondholders at which they will consider an investment case, the details of such investment case relating to proposed capital expenditure;

(iv) upon the occurrence of a Simulation Model Event, being where a simulation model contains a forecast or other production estimates which could reasonably be expected to result in a breach of the Lancaster Field FDP within certain parameters, as more fully defined and set out in the Amended and Restated Bond Trust Deed;

(v) on or prior to the last Business Day in March and September in each year, the forecast for Lancaster Field Production for the following six months; and

(vi) in circumstances where the Plan Company reasonably expects that there will be an Average Forecasted Production Event (being where Lancaster Field Production is over any three consecutive month period, at a level that is 40 per cent. or more below the relevant forecast for each respective month), upon the occurrence of a pump failure that continues for 14 days, or in circumstances where the Lancaster Field is flowing under natural flow for 14 days, or upon any other event impacting production which continues for 14 days.

6.6 The procedures for convening Bondholder meetings and passing Bondholder resolutions are set out in Schedule 3 to the Amended and Restated Bond Trust Deed and are summarised in the terms and conditions of the Amended Bonds.

6.7 The Amended Bonds are in registered form and in principal amounts of U.S$150,000 and integral multiples of $1. The maturity date of the Amended Bonds is 31 December 2024.

6.8 The terms and conditions of the Amended Bonds include an ability for the Plan Company to, with the prior approval of an extraordinary resolution of the Bondholders which is a special quorum matter, implement a Staff Incentive / Retention Plan.

6.9 The terms and conditions of the Amended Bonds include but are not limited to the following (all terms not defined this paragraph 6 are as defined in the Amended and Restated Bond Trust Deed):

(a) the grant of upstream guarantees (capped at U.S$155,000,000 in the case of GLA, such cap to reduce on a dollar for dollar basis to the extent of cash payments made in respect of the Outstanding Redemption Amount or cash interest under the Amended Bonds following the Restructuring Effective Date and may be increased by way of agreement between GLA and an extraordinary resolution of the Bondholders which is a special quorum matter) and supporting first priority security by the Guarantor Subsidiaries over certain unencumbered assets and undertakings;

(b) the grant of first priority security by the Plan Company over certain unencumbered assets and undertakings (including, amongst other things, a fixed charge over a specific bank account restricting the use of certain funds for purposes other than to pay amounts due in respect of the Amended Bonds and floating charges over other bank accounts);

(c)   a cash coupon under the Amended Bonds of 9.4 per cent. per annum and the introduction of an additional PIK coupon of 5.0 per cent. per annum. The PIK amount shall be capitalised by being added to the Outstanding Redemption Amount on each Interest Payment Date. The Plan Company in its capacity as issuer shall have the option, in its discretion, to issue PIK Notes on any Interest Payment Date, in accordance with the terms set out in the Amended and Restated Bond Trust Deed. The cash and PIK coupons shall both be calculated on the Outstanding Redemption Amount from time to time;

(d)   on each Interest Payment Date, if the Group has an Excess Cash Flow Amount (being the Net Free Cash minus (i) the Cash Sweep Threshold and (ii) the amount of cash interest due on that Interest Payment Date), such Excess Cash Flow Amount shall be applied towards repayment of the Outstanding Redemption Amount of the Amended Bonds in the order of priority set out in the terms and conditions of the Amended and Restated Bond Trust Deed. Net Free Cash is the sum of Cash and Cash Equivalent Investments and Net Current Receivables. The Cash Sweep Threshold is a certain minimum free cash amount that varies over time from U.S.$105,000,000 plus Unprovisioned Decommissioning and Abandonment Liability to U.S.$45,000,000 plus Unprovisioned Decommissioning and Abandonment Liability after the permanent cessation of production from the Lancaster Area;

(e)   a negative pledge restricting the Plan Company in its capacity as issuer (and requiring the Plan Company to procure the same in respect of the members of the Group) from creating or having outstanding certain Security Interests (as defined in the Amended and Restated Bond Trust Deed) subject to certain carve outs, including Security Interests (i) arising under Transaction Security, (ii) in relation to any Decommissioning / Abandonment Obligations, (iii) arising out of the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case, (iv) arising by operation of law and in the ordinary course of business, (v) in respect of any rent deposit arrangements in an aggregate amount of not more than U.S.$300,000, and (vi) granted in connection with a full refinancing of the Amended Bonds;

(f)   restrictions on the incurrence of Indebtedness by the Plan Company and other members of the Group, subject to certain carve outs, including Indebtedness (i) in respect of certain Finance Leases up to an aggregate amount of U.S.$20,000,000, (ii) in respect of certain liabilities in relation to the Bareboat Charter, (iii) in relation to Decommissioning / Abandonment Obligations, (iv) in respect of certain intra-group indebtedness between the Plan Company and GLA or the Plan Company and Hurricane GWA Limited where such indebtedness is in accordance with the Intra-Group Funding Policy or otherwise provided for in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case and where subject to the Transaction Security, (v) in respect of certain intra-group indebtedness between the Plan Company and Hurricane GWA Limited where this is in respect of Permitted Greater Warwick Area Expenditure and where, in each case, subject to the Transaction Security; (vi) in respect of permitted Treasury Transactions and (vii) incurred in connection with a full refinancing of the Amended Bonds;

(g)   restrictions on certain actions in respect of the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter, the POSA and the BP Sales Agreement, including that no actions are taken which could reasonably be expected to result in a breach of any of the terms of the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter, the POSA or the BP Sales Agreement and, subject to certain carve outs, that no amendments, waivers, consents, or extensions are agreed in respect of the provisions of the Bareboat Charter or the POSA or amendments in respect of the Intra-Group Funding Policy, the DSA or the DSA Trust Deed;

(h)   a requirement to maintain a simulation model;

(i)   certain restrictions on:

      (i)   disposals and acquisitions by the Plan Company and the Group save where required in the ordinary course of business or set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case;

      (ii)   joint ventures save where set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case;

      (iii)   capital expenditure (x) in relation to any activities to further develop, drill, sidetrack or in respect of any similar action or steps in the Lancaster Field save where set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case (or otherwise approved by an extraordinary resolution of the Bondholders which is a special quorum matter) and (y) other than any capital expenditure falling under paragraph (x) above up to an aggregate amount of U.S.$2,000,000 over the life of the Bonds save where set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case (or otherwise approved by an extraordinary resolution of the Bondholders);

      (iv)   capital expenditure and other expenditure in respect of the Greater Warwick Area save where (x) set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case, (y) in the ordinary course up to U.S.$1,000,000 per financial year or (y) such expenditure is financed through limited recourse or equity financing as approved by an extraordinary resolution of the Bondholders;

      (v)   hedging other than ordinary course currency hedging with a limit on the aggregate notional amount hedged of £30,000,000 and other requirements as to the terms of such hedging;

      (vi)   the use of certain of the Group's bank accounts, including a monthly requirement to transfer any amounts from any bank accounts subject to the floating charge in excess of the Floating Charge Accounts Available Amount (being U.S.$60,000,000 plus Unprovisioned Decommissioning and Abandonment Liability, reducing to U.S.$45,000,000 plus Unprovisioned Decommissioning and Abandonment Liability following the permanent cessation of production from the Lancaster Field) to an account subject to fixed charge security;

(j)   a financial covenant for the Group to maintain at all times Cash and Cash Equivalent Investments of not less than U.S$45,000,000 until the permanent cessation of all production at the Lancaster Area;

(k)   detailed event of default provisions, including but not limited to the following:

(i)   a failure to pay amounts of principal, interest and other amounts when due;

(ii)   a failure to comply with the terms of the Amended and Restated Bond Trust Deed, the terms and conditions of the Amended Bonds and the other Transaction Documents (with grace periods for certain breaches);

(iii)   a cross-default in respect of an amount equal to or in excess of £15,000,000 (or its equivalent in any other currency or currencies);

(iv)   insolvency events and insolvency proceedings in respect of the Group;

(v)   the occurrence of any expropriation, distress, sequestration, attachment, execution or other legal process in respect of an amount equal to or in excess of £15,000,000 (or its equivalent in any other currency or currencies) subject to a grace period;

(vi)   cessation of business;

(vii)   unlawfulness;

(viii)   the commencement of any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes in respect of any member of the Group which are reasonably likely to be adversely determined and, if so adversely determined, are reasonably likely to have a Material Adverse Effect;

(ix)   any event or circumstance occurs which has a Material Adverse Effect (taking into account the Restructuring Business Plan, or if more recent, any Investment Business Plan in respect of an Approved Investment Case);

(x)   the occurrence of an Average Forecasted Production Event (being where Lancaster Field Production is, over any three consecutive month period, at a level that is 40 per cent. or more below the relevant forecast for each respective month);

(xi)   the occurrence of a public announcement in respect of certain negative forecasts contained in a simulation model;

(xii)   breaches of the terms of the P1368 Licence or Lancaster Field FDP unless remedied within 30 days; and

(xiii)   subject to a 3 month grace period in certain circumstances, the cessation of production from the Lancaster Field on a date which is earlier than the date anticipated under the Restructuring Business Plan, or if more, recent, any Investment Business Plan in respect of an Approved Investment Case, or as otherwise agreed by Bondholders; and

(xiv)   commencement of any process or action for expropriation, termination or revocation of the P1368 Licence is commenced by the OGA or any other regulatory authority, save where the consequences would be immaterial; and

(l)   a conversion option in respect of the Amended Bonds exercisable by the Plan Company after the extended maturity date of the Amended Bonds and following the permanent cessation of all production at the Lancaster Area and where the following requirements are satisfied:

(i)   prior to 30 June 2025, the Security Trustee (acting on the instructions of the Trustee, itself acting on the instruction of the Bondholders) gives written notice to the Plan Company that it does not intend to enforce the security;

(ii)   at any time after 30 June 2025, the Plan Company has requested in writing that the Security Trustee (acting on the instructions of the Trustee, itself acting on the instruction of the Bondholders) confirms whether it intends to enforce the security, and no such enforcement is pursued and no notice of intention to enforce is received, within 6 months of such request; or

(iii)   if the Security Trustee has taken steps to enforce its security before the deadline referred to in (ii) and either (in each case, acting on the instructions of the Trustee itself acting on the instruction of the Bondholders):

(A)   the Security Trustee confirms in writing that no further cash realisations of remaining assets are likely to be made, or

(B)   following a request in writing from the Plan Company as to whether it intends to take further steps in respect of the security, the Security Trustee either does not pursue further enforcement or fails to confirm an intention to do so within 6 months of such request.

This is intended to ensure that upon the implementation of the Restructuring and the conclusion of the Extended Wind Down, a liquidation of the Plan Company following maturity would be solvent.

7   SUMMARY OF THE KEY TERMS OF THE FORM OF AMENDED AND RESTATED PAYING, CALCULATION AND TRANSFER AGENCY AGREEMENT

7.1   The Bond Paying, Transfer and Conversion Agency Agreement was entered into on 24 July 2017 between the Plan Company, U.S. Bank Trustees Limited in its capacity as Trustee, Elavon Financial Services DAC, UK Branch in its capacity as Principal Paying, Transfer and Conversion Agent and Elavon Financial Services DAC in its capacity as Registrar.

7.2   Pursuant to the Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement, the Bond Paying, Transfer and Conversion Agency Agreement will be amended and restated (and renamed) as the Amended and Restated Paying, Calculation and Transfer Agency Agreement.

7.3   Pursuant to the Amended and Restated Paying, Calculation and Transfer Agency Agreement, the Plan Company appoints (i) the Principal Paying, Calculation and Transfer Agent as its agent for making payments in respect of the Amended Bonds, (ii) the Principal Paying, Calculation and Transfer Agent and the Registrar as its agents in relation to any transfer of the Amended Bonds at their respective offices, and (iii) the Principal Paying, Calculation and Transfer Agent to make certain calculations and determinations in respect of the PIK Interest and the Outstanding Redemption Amount under the Amended Bonds.

7.4   The Principal Paying, Calculation and Transfer Agent will receive payments due to the Bondholders from the Plan Company and pay the relevant interest or principal to the

Bondholders and will carry out other administrative functions, such as keeping records of payments that have been made on the Amended Bonds.

7.5   The Plan Company may, with the prior written consent of the Trustee, appoint additional Principal Paying, Calculation and Transfer Agents and the Registrar and/or terminate the appointment of the Principal Paying, Calculation and Transfer Agent and the Registrar.

8   SUMMARY OF THE KEY TERMS OF THE FORM OF AMENDED AND RESTATED GLOBAL BOND

8.1   The Form of Amended and Restated Global Bond is contained as a schedule to the Amendment and Restatement Agreement relating to the Bond Trust Deed and will be produced as a separate document as part of the implementation of the Restructuring. It will be signed by the Plan Company and authenticated by the Registrar.

8.2   The Bondholders hold a beneficial interest in the global bond while the legal interest in the global bond will be held in the name of a nominee for a common depositary to both Euroclear and Clearstream, Luxembourg.

9   SUMMARY OF THE KEY TERMS OF THE FORM OF DEED OF CHARGE

9.1   The Deed of Charge will be entered into between (1) the Plan Company, GLA and Hurricane Holdings Limited together as Chargors; (2) GLA and Hurricane Holdings Limited as Guarantors; and (3) U.S. Bank Trustees Limited as Security Trustee and in its capacity as the Trustee under the Amended and Restated Bond Trust Deed. All terms not defined herein are as defined in the Deed of Charge.

9.2   Pursuant to the terms of the Deed of Charge, each Chargor grants the following security in favour of the Security Trustee:

(a)   first fixed charge with all its rights, title and interest from time to time over:

(i)   the shares owned by the Chargors in Hurricane Holdings Limited, GLA and Hurricane GWA Limited and all other shares in a subsidiary issued to a Chargor at any time and all rights in respect thereof;

(ii)   the "Fixed Charge Issuer Account" detailed in the Deed of Charge and all rights in respect thereof;

(iii)   all intercompany receivables owing to a Chargor and all rights in respect thereof;

(iv)   key commercial agreements including the Bareboat Charter, the POSA and the BP Sales Agreement;

(v)   the interest in the P1368 Licence (to the extent relating to the Lancaster Sub-Area) and all rights in respect thereof;

(vi)   the insurance policies and all rights in respect thereof;

(vii)   amounts held by the Paying, Calculation and Transfer Agent in respect of the Bonds; and


(viii) subject to the terms of the DSA Trust Deed, any amounts which may be paid or transferred to GLA, the Plan Company or any other member of the Group, or to which GLA, the Plan Company or any other member of the Group may be beneficially entitled, in each case under or in connection with the DSA and/or the DSA Trust Deed;

(b) assignment, subject to a proviso for reassignment on irrevocable discharge in full of the Secured Obligations (as defined therein) of:

(i) all intercompany receivables owing to an Obligor and all rights in respect thereof;

(ii) key commercial agreements as detailed in sub paragraph (iv) of paragraph 9.2(a) above and all related rights in respect thereof;

(iii) the insurance policies and all rights in respect thereof; and

(iv) amounts held by the Principal Paying, Calculation and Transfer Agent under or pursuant to the Paying, Calculation and Transfer Agency Agreement

(c) floating charges over all of its present and future assets, property, rights and undertakings, including the Floating Charge Accounts.


9.3 Pursuant to the terms and conditions of the Amended Bonds and the Deed of Charge, the Floating Charge Accounts held by the Chargors are subject only to the floating charge, and subject to the Deed of Charge and the Amended and Restated Bond Trust Deed, the Chargors shall be entitled to receive, withdraw or otherwise transfer any credit balance from time to time on any Floating Charge Account to discharge all reasonable obligations of the Plan Company which are properly incurred in the ordinary course of business. The amounts standing to the credit of the Fixed Charge Issuer Account may not be used by the Plan Company for any purpose, other than to be applied towards cash amounts which are payable in respect of the Amended Bonds in respect of interest and any Excess Cash Amount(s) pursuant to the terms and conditions of the Amended Bonds or otherwise with the prior written consent of the Security Trustee. The bank accounts held with the Plan Company in respect of the joint venture between Hurricane GWA Limited and Spirit Energy are not subject to the Transaction Security.

9.4 Pursuant to the terms of the Deed of Charge, and except as permitted by the Amended and Restated Bond Trust Deed, each Chargor agrees not to create, agree to create or allow to exist any Security on, over any of the assets subject to the security being granted in favour of the Security Trustee.

9.5 Each Chargor undertakes that it shall not sell, transfer, lease, licence, assign or otherwise dispose of all or any of the assets subject to the security being granted in favour of the Security Trustee.

9.6 The Security Trustee may, in its absolute discretion, and shall if so instructed by the Trustee (itself acting on the instructions of the Bondholders, and subject to the Security Trustee being indemnified and/or secured and/or prefunded to its satisfaction in accordance with the Deed of Charge) without notice to any Chargor enforce all or any party of the security or guarantees granted in its favour from the date on which the Trustee exercises any of its rights under the Amended and Restated Bond Trust Deed upon the occurrence of an Event of Default.

9.7   All amounts received by the Security Trustee or any receiver must be applied firstly in payment of fees, costs, charges, expenses and liabilities incurred by the Security Trustee, the Trustee, or any receiver or appointees in carrying out their role under the Transaction Documents (as defined in the Amended and Restated Bond Trust Deed); secondly in payment of amounts payable to the Principal Paying, Calculation and Transfer Agent and the Registrar; thirdly in payment of amounts due to the Bondholders; and fourthly in payment of the balance to the Plan Company and other Chargors as applicable.

9.8   Pursuant to the terms of the Deed of Charge, each of GLA and Hurricane Holdings Limited will grant upstream guarantees, in the case of GLA, capped at U.S$155,000,000 (such cap to reduce on a dollar for dollar basis to the extent of cash payments made in respect of the Outstanding Redemption Amount or cash interest under the Amended Bonds following the Restructuring Effective Date and may be increased by way of agreement between GLA and an extraordinary resolution of the Bondholders which is a special quorum matter). For the avoidance of doubt, the aforementioned cap relates to all liabilities of GLA under the Transaction Documents.

10   SUMMARY OF THE KEY TERMS OF THE GUARANTOR SUBSIDIARY UNDERTAKINGS

Pursuant to the Guarantor Subsidiary Undertakings, the Guarantor Subsidiaries will each undertake to the Plan Company:

(a)   to be bound by and to perform their obligations under the Restructuring Plan as if they were a party to the Restructuring Plan;

(b)   to execute all documents to be entered into by them under the terms of the Restructuring Plan, and to take any other steps that are reasonably required by the Plan Company in order for the Restructuring Plan to become effective; and

(c)   not to challenge any of the releases or waivers granted by any party under the Restructuring Plan.

Part 9 – RISK FACTORS

In addition to the other information contained in this Explanatory Statement, Bondholders and Shareholders should carefully consider the following risk factors in connection with the Restructuring, the proposed Restructuring Plan, the Group's business and the industry in which the Group operates. The risks and uncertainties the Group describes below are not the only ones it faces. Additional risks and uncertainties of which the Group is not aware or that it currently believes are immaterial may also adversely affect its business, prospects, financial condition and results of operations. If any of the possible events described below were to occur, the Group's business, prospects, financial condition and results of operations could be materially and adversely affected. All statements in this Explanatory Statement are to be read subject to, and are qualified in their entirety by, the matters referred to in this section. The order in which risks are presented is not indicative of any increased likelihood of the risks materialising, their potential significance or the scope of any potential harm to the Group's business, operating results and financial condition or prospects.

Risks relating to the Restructuring Plan

The implementation of the Restructuring faces a number of significant hurdles and risks. In particular, it relies on the Restructuring Plan being approved by Bondholders at the Bondholder Plan Meeting and sanctioned by the Court. Delay or failure of the Restructuring Plan to be approved by the requisite majority of Bondholders or to be sanctioned by the Court may materially adversely affect the interests of the Bondholders and the Group's financial condition and liquidity.

If the Restructuring Plan is approved by Bondholders at the Bondholder Plan Meeting but not approved by Shareholders at the Shareholder Plan Meeting, then, unless the Court is satisfied that the requirements set out by the Court above at paragraph 1.5(a)(ii) of Part 5 (*Background to and reasons for the Restructuring Plan*) are met, the Court will not sanction the Restructuring Plan.

Approval of the Restructuring Plan by a sufficient number of votes of Bondholders is required

If sufficient votes in favour of the Restructuring Plan are not obtained from Bondholders at the Bondholder Plan Meeting then the Restructuring Plan will be withdrawn and will not become effective and neither the compromise nor arrangement contemplated by the Restructuring Plan, nor the Restructuring, will be implemented.

As set out at paragraph 6 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), the Plan Company considers that if the Restructuring Plan is not approved by Bondholders at the Bondholder Plan Meeting or sanctioned by the Court, the Plan Company would likely undertake a controlled wind-down followed by insolvent liquidation. If that were to be the case, the Lock-up Agreement may be terminated and it is likely that an event of default under the terms and conditions of the Bonds would be triggered on the basis that the Plan Company is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts as they fall due. Upon the occurrence of an event of default, the Trustee would be entitled, either acting on its own discretion or upon the request of the holders of at least one-quarter in principal amount of the Bonds then outstanding, to accelerate the Bonds. In the event of an acceleration of the Bonds, the Plan Company may enter an immediate, insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

If the Restructuring Plan is approved by a sufficient number of votes of Bondholders, persons with an interest can challenge its sanction

If the Restructuring Plan is approved by Bondholders at the Bondholder Plan Meeting, it is still possible for a person with an interest in the Restructuring Plan (whether a Bondholder, Shareholder or otherwise) to object to the Restructuring Plan and to attend or be represented at the Sanction Hearing in order to make representations that the Restructuring Plan should not be sanctioned or to subsequently appeal against the granting of the Plan Sanction Order. Therefore, it is possible that objections will be made at or before the Sanction Hearing or that an appeal will be made subsequently against the granting of the Plan Sanction Order by the Court.

Any such objections or appeal could delay or possibly ultimately prevent the Restructuring being implemented before the Long-Stop Date and/or being implemented at all. In such circumstances, unless the Long-Stop Date were extended, the Plan Company would likely have no alternative but to undertake a controlled wind-down followed by insolvent liquidation.

As such, if the sanction of the Restructuring Plan is successfully challenged in Court, the Lock-up Agreement may be terminated and it is likely that an event of default under the terms and conditions of the Bonds would be triggered on the basis that the Plan Company is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts as they fall due. Upon the occurrence of an event of default, the Trustee would be entitled, either acting on its own discretion or upon the request of the holders of at least one-quarter in principal amount of the Bonds then outstanding, to accelerate the Bonds. In the event of an acceleration of the Bonds, the Plan Company may enter an immediate, insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

The Court has discretion to sanction the Restructuring Plan

In order for the Restructuring Plan to become effective under English law, it must receive the sanction of the Court and the Plan Sanction Order must be lodged with the Registrar of Companies. The Court will not sanction the Restructuring Plan unless it is satisfied that: (i) the class of Bondholders and the class of Shareholders have been properly constituted; and (ii) as a matter of discretion, the Court considers that it is proper to sanction the Restructuring Plan. There can be no assurance that the Court will sanction the Restructuring Plan. If the Court does not sanction the Restructuring Plan, or approves it subject to conditions or amendments which: (i) the Plan Company and other relevant parties deem unacceptable; or (ii) would have (directly or indirectly) a material adverse effect on the interests of any Bondholders and such conditions or amendments are not approved by the Bondholders, the Restructuring Plan will not become effective and it is unlikely that the Restructuring will be implemented.

If the Restructuring Plan does not become effective this could have a destabilising effect on the business of the Group. As a result, the financial condition and liquidity of the Group would be materially adversely affected and/or the Plan Company would be unable to repay all amounts due under the Bonds in full at maturity. As set out at paragraph 6 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*), the Plan Company considers that if the Restructuring Plan is not sanctioned by the Court, the Plan Company would likely undertake a controlled wind-down followed by insolvent liquidation.

As such and as noted above, if the Restructuring Plan is not sanctioned by the Court, the Lock-up Agreement may be terminated and it is likely that an event of default under the terms and conditions of the Bonds would be triggered on the basis that the Plan Company is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts as they fall due. Upon the occurrence of an event of default, the Trustee would be entitled, either acting on its own discretion or upon the request of the holders of at least one-quarter in principal amount of the Bonds then outstanding, to accelerate the Bonds. In the event of an acceleration of the Bonds, the Plan Company may enter an immediate, insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

Even if the Restructuring Plan is sanctioned, there is a risk of delay to implementation of the Restructuring

Delay in implementing the Restructuring for whatever reason will prolong the period of uncertainty for the Group and may: (i) result in the accrual of additional costs without any of the potential benefits of the Restructuring having been achieved; and (ii) have a destabilising effect on the business of the Group. As a result, the financial condition and liquidity of the Group may be materially adversely affected and/or the Plan Company may be unable to repay all amounts due under the Bonds in full at maturity.

If such delay resulted in the Restructuring not being implemented before the Long-Stop Date, unless the Long-Stop Date were extended, the Lock-up Agreement would terminate and the Plan Company would likely have no alternative but to undertake a controlled wind-down followed by insolvent liquidation. In such a situation it is likely that there would be an event of default under the terms and conditions of the Bonds. If the Bonds are accelerated as a result, the Plan Company would likely enter an immediate insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

The Restructuring is conditional upon certain conditions which may not be satisfied (or waived, where applicable), as a result of which the Restructuring would not be implemented

The Restructuring is subject to the satisfaction (or waiver, where applicable) of the Conditions Precedent. There is no guarantee that these Conditions Precedent will be satisfied (or waived, if applicable), in which case the Restructuring would not be implemented on its current terms or possibly at all. In such circumstances, the Plan Company would likely have no alternative but to undertake a controlled wind-down followed by insolvent liquidation.

As such, if the Restructuring is not implemented, the Lock-up Agreement may be terminated and it is likely that there would be an event of default under the terms and conditions of the Bonds on the basis that the Plan Company is (or is, or could be, deemed by law or a court to be) insolvent or unable to pay its debts as they fall due. Upon the occurrence of an event of default, the Trustee would be entitled, either acting on its own discretion or upon the request of the holders of at least one-quarter in principal amount of the Bonds then outstanding, to accelerate the Bonds. In the event of an acceleration of the Bonds, the Plan Company may enter an immediate, insolvent liquidation. If the Restructuring is not implemented, Bondholders will rank as unsecured creditors in any liquidation of the Plan Company.

The Restructuring Plan and the Restructuring Business Plan are based on underlying assumptions that are subject to risks and uncertainties

The Bondholder recoveries under the Restructuring Plan set out above at paragraph 7.5 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) are indicative only. The Restructuring Business Plan includes key assumptions on which the proposed actions and targets contained within it are premised. If actual operating results differ from those targeted or the assumptions underlying the Restructuring Business Plan prove to be incorrect, the Plan Company may be unable to take management actions to address these differences effectively. There is a risk that the Plan Company will be unable to implement the Restructuring Business Plan as described, or as assumed or expected, or at all.

Furthermore, the forward-looking actions and targets in the Restructuring Business Plan are not statements of historical fact, nor are they guarantees of future performance. Rather, they are based on current management views and assumptions that involve known and unknown risks, uncertainties and other factors that are subject to change and which may cause the actual results, performance, achievements or developments of the Plan Company or the industry in which it operates to differ materially from any targeted future results, performance, achievements or developments expressed or implied from the forward-looking targets. The forward-looking targets of the Restructuring Business Plan have not been subject to an audit by the Plan Company's accountants or any other professional advisers.

The Group's ability to deliver the strategy and achieve the targets in the Restructuring Business Plan is also influenced by external factors which may mean that the underpinning internal assumptions of the Group may be incorrect and negatively impact the Group's performance. For example, in preparing the Restructuring Business Plan, the Group relied on forecast oil and water production rates derived from its reservoir modelling simulations, crude prices based on the most recent practicably available Dated Brent forward curve, sales differentials to Dated Brent based on average differentials experienced to date, production uptime based on facilities availability experienced to date adjusted for planned periods of scheduled maintenance and contingency for unplanned outages, foreign exchange rates based on those rates prevailing at the time of preparation of the Restructuring Business Plan, rates and quotes for services and equipment (for example, rig hire costs) based on previously agreed costs or terms agreed in principle but not yet contracted for, and assumptions for operating expenditure and general and administrative costs for 2022 and thereafter based on the 2021 approved budgeted costs. If the Group's assumptions prove to be materially incorrect either individually or in aggregate, there is a risk that this would impact the Group's business, operating results, financial condition, prospects and its ability to achieve the targets set out in the Restructuring Business Plan. Another key external factor is the negotiation of an extension to the Bareboat Charter discussed further below in the risk factor entitled "*Bareboat Charter extension risks*".

There remain a number of further actions that the Group needs to undertake in order to be able to deliver its strategy under the Restructuring Business Plan. The successful development and implementation of the Group's strategy may require subjective and complex judgements including those relating to a range of factors which are not within the Group's control or influence, for example, forecasts of economic conditions, including oil price. In addition, unanticipated events may adversely affect the Group's actual results of operations in future periods, whether or not the assumptions in the Restructuring Business Plan otherwise prove to be correct. Historically, the Group has experienced material variances to internal forecasts and budgets. There is, therefore, a risk that the Group's actual results of operations could differ from those expressed or implied by any forward-looking statements or targets as a result of such factors, many of which may be outside of the Group's control, and these differences could be material. Such forward-looking statements and targets should, therefore, be read in this context and construed accordingly, and undue reliance should not be placed on them.

The Restructuring, if implemented, may be insufficient

Whether or not the Restructuring Plan is successful, there is a risk that delivery by the Group of the Restructuring may be insufficient to address the Group's requirements or deliver the projected benefits, either because of factors beyond its control or internal factors relating to the Group. Even if the Restructuring is successful and the Extended Wind Down is implemented, Bondholders may not recover the full amount they are due under the Bonds.

If the Restructuring does not succeed, the Plan Company believes the most likely outcome is that it will need to enter into a controlled wind-down followed by an insolvent liquidation. In such a scenario, the Plan Company believes that shareholders of the Plan Company will receive no recovery in respect of the shares that they hold, and that on maturity Bondholders will receive less than the amount they are due under the Bonds.

Risks relating to options for the Lancaster Area

Bondholders should note the specific risks relating to each of the possible options for the Lancaster Area, including the "No Further Activity" (**NFA**) case and the various incremental development options as outlined below.

Risks in relation to the NFA case

The Restructuring Business Plan is based on the NFA case, which assumes no further development of the Lancaster Area, continuing operations as at present, and reliance on extended production from the P6 Well.

In the NFA case, the Plan Company continues to produce from a single well, the P6 Well, supported by artificial lift from electric submersible pumps (**ESP**). There are two ESPs in the P6 Well (an upper and lower ESP). Production is currently supported by the upper ESP only as the lower ESP is currently inoperable, and will likely remain inoperable without a workover of the well. Should the upper ESP fail and the Plan Company be unable to utilise the lower ESP, there is a material risk that the Plan Company would need to produce from the P6 Well at a reduced rate. This would impact cash flow and reserve recovery from the well.

Relying on production from a single well as the Plan Company's only source of revenue until potentially February 2024 creates several risks around well failure including risk of ESP failure (associated with run time) and multiple single point of failure risks which may only be mitigated by additional well stock and/or remedial action. If an issue occurs with the P6 Well, the Plan Company may be required to incur additional costs to restart the well or remedy an issue, including the potential cost and delay associated with an unscheduled workover of the P6 Well. If the P6 Well fails completely and the Plan Company is unable to remediate and restart the well, the Plan Company may be required to consider alternatives to recovering remaining oil from the Lancaster Area. Such a production failure would have a potentially serious negative effect on the Plan Company's financial position and would result in the incurrence of additional cost and, depending on oil price and an assessment of economic viability, it may result in early cessation of the field. Such a production failure would potentially prevent the Restructuring from achieving its purpose fully, depending on the severity of the failure and its timing, and could, in a worst case scenario, result in the Plan Company entering into insolvent liquidation without a controlled wind-down. The NFA case currently assumes a production profile based on the Plan Company's technical assessment of the P6 Well. There is a risk of reservoir performance being lower than expected, including an increased risk of a greater than anticipated water cut and/or gas break through. If actual performance deviates from this projection, ultimate recovery under the NFA case will differ from the Restructuring Business Plan.

Bareboat Charter extension risks

Under the NFA case, continued production from the single P6 Well is dependent on the Bluewater FPSO continuing to be available to the Group. The Bluewater FPSO is chartered by GLA under the Bareboat Charter. The initial term of the Bareboat Charter will expire in June 2022 unless, by no later than 4 June 2021, the Plan Company exercises an option to extend the initial term. The Bareboat Charter currently provides that, if the option is exercised, the term may only be extended for three years, and there is no possibility of a shorter extension.

The Plan Company does not currently intend to exercise the option to extend for three years and is, instead, currently in discussions with Bluewater with respect to a shorter extension of the term of the Bareboat Charter which allows for production to continue after June 2022.

There can be no guarantee that agreement will be reached with Bluewater in respect of a shorter extension of the Bareboat Charter. However, as at the date of this Explanatory Statement, the Plan Company has a reasonable belief that terms will be agreed with Bluewater which would allow the Group to continue to produce beyond June 2022 and for a longer period than would be possible in a controlled wind-down. However, if agreement cannot be reached with Bluewater on a shorter extension period, a further period of production beyond June 2022 may not be possible.

Risks in relation to incremental development options

The Group has also considered several potential, incremental developments, including the drilling of a second production well (the "Central Attic" or "P8" well) and the drilling of a water injection well in the northwest of the field.

Both cases, the P8 investment case and the P8 plus water injection investment case are each, if proposed, subject to and conditional on obtaining Bondholder approval at the relevant time. There is a risk that the Plan Company is unable to recommend either of these investment cases to the Bondholders due to various factors which may be beyond its control (including but not limited to economic, regulatory or legal considerations which may impact the Group). Even if the Plan Company is in a position to and does recommend either of the investment cases to Bondholders, there is a risk that the Bondholders will not approve either investment case. The Plan Company may then be solely reliant on production from the single P6 Well, and the risks as set out in the above risk factor entitled "*Risks in relation to the NFA case*" would continue to apply. Furthermore, there can be no guarantee that either or both of these projects, if approved by Bondholders and progressed, would and/or could be delivered on time and at the costs forecast.

Risks in relation to the P8 case

The "Central Attic" or "P8" case assumes that the Plan Company drills a second production well in 2022. The well will be a side track of the P7z well – utilising the existing tophole, as well as the existing manifold and flowline system. This would diversify production in the Lancaster Area and may help mitigate some of the risks associated with production from a single well.

However, there can be no guarantee that this well would be delivered on time and would be drilled and completed at the costs forecast. In addition, the Plan Company will be required to purchase long-lead items in advance of the development meaning that a material portion of capital will be at risk from the point of project sanction.

A further key risk is underperformance of the P8 well, if drilled. The Plan Company has evaluated the potential production profile from P8 but there can be no guarantee that the well will perform in line with this assessment and underperformance will result in lower production, reserves recovery and cash generation from the project.

Risks in relation to the P8 plus water injection case

The "Central Attic" or "P8" plus water injection case assumes that the Plan Company drills a second production well in 2022 and follows this with a water injection well in the summer of 2023 to improve the sweep efficiency of the Lancaster Area's reservoir and support reservoir pressure. The risks that apply to the P8 case also apply to the P8 plus water injection case. In addition, there is a further key risk that the Plan Company's placement of the water injection well does not deliver optimal sweep and/or pressure support. This would result in lower production, reserves recovery and cash generation from the project.

A seismic campaign in 2022 may help to refine the Group's understanding of the optimal location for the water injection well. While the seismic campaign could help the Group refine the location of the water injection, it will incur additional cost to shoot and process the resultant data. There is no guarantee that this will improve the Group's understanding of the well location or the potential impact of water injection.

Adding a water injection would also require a number of modifications at the Bluewater FPSO and associated infrastructure. There is no guarantee that this will successfully support water processing and there is a risk of technical and mechanical failure inhibiting or limiting the amount of water available for reinjection. Should the Plan Company not be able to inject water at the rate assumed, it will lead to a deviation from its current estimates of production and reserves recovered from the P8 plus water injection case.

Other development options

The Group may also consider other development options in the course of its evaluation of the Lancaster Area. Further, the Group will be required to purchase long-lead items in advance of any development(s) and a material portion of capital will be at risk from the point of project sanction. All further development is subject to approval from the Bondholders and will also require support from other stakeholders including the OGA and Bluewater. Oil and gas developments are inherently risky and underperformance is not uncommon, hence there can be no certainty that the reserves, resources or cash flow recovered from any of the developments will in actuality be similar to the Group's estimates. With all further investments there is a risk of material loss of capital from underperformance.

Risks relating to the Amended Bonds

The following are some of the material risks which will relate to the Amended Bonds, as opposed to the Bonds in their current un-amended form. Unless otherwise defined, terms used in this section shall have the meaning given to them in the Amended and Restated Bond Trust Deed.

Even if the Restructuring Plan is implemented, the Plan Company's leverage may make it difficult for the Plan Company to service its debts, including the Amended Bonds

Notwithstanding the implementation of the Restructuring Plan, the degree to which the Plan Company is leveraged could have important consequences for the holders of the Amended Bonds, including, but not limited to:

(a)   making it difficult for the Plan Company to satisfy its obligations with respect to the Amended Bonds;

(b)   increasing the Plan Company's vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

(c)   requiring the dedication of the Group's cash flow from operations to the payment of the cash pay interest (the rate of which will have increased from 7.5 per cent. to 9.4 per cent. as a result of the Restructuring), and any Excess Cash Flow Amount towards the reduction of the Outstanding Redemption Amount of the Amended Bonds on each Interest Payment Date, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate purposes; and

(d)   limiting the Group's flexibility in planning for, or reacting to, changes in its business, the competitive environment and the industry in which it operates.

Any of these or other consequences or events could have a material adverse effect on the Group's ability to continue to satisfy its obligations under the Amended Bonds, and the guarantees in respect of the Amended Bonds.

The Amended Bonds impose certain restrictive covenants on the Group which may limit its ability to finance its future operations and capital needs and to pursue business opportunities and activities

The Amended Bonds contain covenants that limit the ability of the Plan Company and the Group to take certain actions. These restrictions may limit the way in which the Plan Company and the Group operate their business and may limit the Group's ability to enhance its operations or take advantage of potential business opportunities as they arise. Among other covenants and obligations, the terms and conditions of the Amended Bonds, as more fully described therein:

(e)   restrict the creation of, or the ability to have outstanding, any mortgage, charge, lien, pledge or other security interest, subject to certain limited exceptions;

(f)   restrict the incurrence, assumption or existence of additional indebtedness, subject to certain limited exceptions;

(g)   restrict actions in relation to the P1368 Licence, the Lancaster Field FDP, the Bareboat Charter, the POSA, and the BP Sales Agreement, including breaches of those licences or agreements, which would give the counterparties of those licences or agreements rights to terminate or revoke, and restricting the Group's ability to amend any such licences or agreements in any material way without the approval of Bondholders;

(h)   restrict the ability of the Group to make amendments to its Intra-Group Funding Policy;

(i)   restrict the acquisition or disposal of a company, shares, securities or a business or undertaking, except in the ordinary course of business or where contained in the Group's business plan;

(j)   restrict the entry into, and investment in or transfer of assets to any joint ventures subject to certain limited exceptions;

(k)   restrict the Group from incurring any capital expenditure, subject to certain limited exceptions and requirements, including requirements to seek Bondholder approval to incur expenditure to further develop, drill in, or sidetrack in the Lancaster Area;

(l)   restrict the Group from entering into hedging transactions apart from ordinary course currency hedging limited to an aggregate nominal amount hedged not exceeding £30,000,000;

(m)   require the Plan Company to consult with the Bondholders following certain events impacting production; and

(n)   require the Group to maintain at all times Cash and Cash Equivalent Investments (each as defined in the Amended and Restated Bond Trust Deed) of not less than US$45,000,000 until the permanent cessation of all production at the Lancaster Area.

These covenants could limit the Group's ability to efficiently and effectively operate and finance its future operations and capital needs and its ability to pursue business opportunities and activities that may be in the Group's interest as well as effectively implement the Extended Wind Down.

If the Group breaches any of these covenants, it may be in default under the Amended and Restated Bond Trust Deed. The Amended Bonds may then be accelerated and become due and payable. The Group may not have, or be able to obtain, sufficient funds to make these accelerated payments.

The Amended Bonds are subject to a conversion into ordinary shares after maturity at the option of the Plan Company and may result in less than full repayment of principal, capitalised PIK interest and any other amounts due under the Amended Bonds, or no repayment of principal capitalised PIK interest and any other amounts due

The Amended Bonds contain a conversion option, exercisable by the Plan Company, after the extended maturity date of the Amended Bonds, provided that, amongst other things, all production at the Lancaster Area has ceased permanently and all cash realisations of remaining assets of the Plan Company and the Guarantor Subsidiaries have been applied towards outstanding liabilities (including the Amended Bonds), in accordance with the applicable order of priority. In the event that the conversion option is exercised by the Plan Company, a holder of the Amended Bonds will receive one Share per US$150,000 principal amount of Amended Bonds. In addition, if the conversion option is exercisable, it is likely that the Shares would have little or no value, and accordingly upon the exercise of the conversion option, a holder of the Amended Bonds can expect to have received less than full repayment of principal, capitalised PIK interest and any other amounts owing under the Amended Bonds, or even no repayment of principal, capitalised PIK interest, and any other amounts owing under the Amended Bonds at all.

There can be no guarantee that the operations of the Group will result in any Excess Cash Flow Amounts and thus there can be no guarantee that there will be any payments of Excess Cash Flow Amounts to reduce the Outstanding Redemption Amount of the Amended Bonds during their life

The cash position and operational performance of the Group will impact the Net Free Cash of the Group and therefore the Excess Cash Flow Amounts. There can be no guarantee that the cash position and operational performance of the Group will generate any Excess Cash Flow Amounts during the life of the Amended Bonds. Therefore payments of Excess Cash Flow Amounts during the life of the Amended Bonds are inherently uncertain, if they occur are likely to be highly variable, and there is no guarantee that any payments of Excess Cash Flow Amounts will be made at all.

The value of the assets securing the Amended Bonds may not be sufficient to satisfy the Plan Company's obligations under the Amended Bonds, and the Guarantor Subsidiaries' obligations under the upstream guarantees, and any value of the assets securing the Amended Bonds may be reduced or diluted under certain circumstances

The Amended Bonds will be secured by first priority security interests over the Secured Property (as defined in Condition 2.2(A) of the terms and conditions of the Amended Bonds, being those assets, undertakings, property, interests and rights of the Plan Company, Hurricane Holdings Limited and GLA which are secured by the Deed of Charge), granted by the Plan Company and the Guarantor Subsidiaries. The value of the Secured Property may not be sufficient to satisfy the obligations under the Amended Bonds, and in particular the value of certain elements of the Secured Property is subject to payments first being made pursuant to the decommissioning security agreement dated 2 July 2018 between, among others, the Plan Company, GLA and BEIS-OPRED. The value of the Secured Property and where relevant the amount to be received upon a sale of Secured Property will depend on many factors, including, among others, the ability to dispose of the relevant Secured Property in an orderly manner, macroeconomic conditions at the time of sale, the availability of buyers and other factors. The book value of the Secured Property should not be relied on as a measure of realisable value for such assets. Portions of the Secured Property may be illiquid and have no readily ascertainable market value. In the event of a liquidation, the enforcement of security or similar proceeding, there can be no assurance as to whether the Secured Property and the proceeds from any distressed sale or liquidation or enforcement of the security would be sufficient to discharge the obligations due under the Amended Bonds.

The security interests in the Secured Property will be granted to the Security Trustee rather than directly to the holders of the Amended Bonds. The ability of the Security Trustee to enforce certain of the Secured Property may be restricted by Scots law

The security interests in the Secured Property will not be granted directly to the holders of the Amended Bonds but will be granted only in favour of the Security Trustee. The Deed of Charge will provide that only the Security Trustee has the right to enforce the security. As a consequence, holders of the Amended Bonds will not have direct security interests and will not be entitled to take enforcement action in respect of the Secured Property, except through the Trustee, who will (subject to the applicable provisions of the Amended and Restated Trust Deed) provide instructions in respect of the Secured Property to the Security Trustee, who may take enforcement action subject to the terms of the Deed of Charge.

In addition, the security over the Secured Property is granted under English law. Certain of the Secured Property relates to property located in Scotland and other Secured Property might be or become located in other jurisdictions. English law security over assets located outside of England and Wales might not be recognised as valid in the relevant jurisdictions and /or enforcement of that security may be difficult. In particular, English fixed charges expressed to be in respect of the licences over the assets which are located in the Scottish sector of the North Sea may not be valid or not easily enforceable.

The holders of the Amended Bonds may not be able to realise any value from the security interests over the Group's licences due to the requirements for various OGA permissions and the impact of decommissioning liabilities

The enforcement of security over the Group's licences would amount to an assignment of the licences. Assignment of the licences requires the permission of the OGA. Failure to obtain permission to such assignment would be a revocation event (the OGA has an additional right to revoke the licences if the licensee is insolvent). It is not possible to say the likelihood of the OGA giving or withholding its permission to such assignment as the OGA reserves its right to exercise its discretion in each case (the OGA would consider a range of factors, including most notably the financial and technical capability of the proposed licensee, as well as decommissioning costs and the effect on operatorship arrangements). It is also worth noting that any assignee of the licences may be exposed to decommissioning liabilities under the licences. Therefore, the holders of the Amended Bonds may not be able to realise any value from the security interests in the licences, and any value that may be realised may be subject to any decommissioning liabilities under the licences.

The amount of the upstream guarantee provided by GLA is not sufficient to cover the initial principal amount of the Amended Bonds and is subject to a reducing cap and therefore Bondholders should not rely on the GLA guarantee in respect of the full amount of the Amended Bonds that are outstanding

As at the Restructuring Effective Date, the upstream guarantee provided by GLA will be insufficient to cover the full principal amount of the Amended Bonds due to the US$155,000,000 cap applied to the GLA guarantee. In addition, even though the amount due on repayment of the Amended Bonds may increase above the amount due on the Restructuring Effective Date, due to the capitalisation of PIK interest, the GLA cap will automatically reduce on a dollar for dollar basis to the extent of cash payments made in respect of the Outstanding Redemption Amount and cash pay interest payments made. Therefore, a portion of the initial principal amount of the Amended Bonds, all of the capitalised PIK interest, all of the cash pay interest and any other amounts due under the Amended Bonds will never by covered by the GLA guarantee, unless the GLA guarantee cap is increased. There can be no assurance that GLA would consent to any increase to the GLA guarantee cap.

Holders may be unable to sell their Amended Bonds if a trading market for the Amended Bonds does not develop

The Amended Bonds terms and conditions are substantially different to those of the existing Bonds. There can be no assurance as to whether a liquid market for the Amended Bonds will develop. The liquidity of the trading market in the Amended Bonds, and the market price quoted for the Amended Bonds, may be adversely affected by changes in the overall market for similar restructured securities, interest rates and the Group's financial performance or prospects or in the prospects for companies in the UK oil and gas industry generally. As a result, an active trading market for the Amended Bonds may not develop or be maintained.

Payments of interest on the Amended Bonds may be subject to UK withholding tax if such notes are not listed on a "recognised stock exchange" and in the event no other relief is available

It is intended that the Amended Bonds will continue to be listed and admitted to trading on The International Stock Exchange (**TISE**). Such listing and admission to trading will permit payments of interest on the Amended Bonds to continue to be made free from UK withholding tax. If for whatever reason the Amended Bonds cease to be listed and admitted to trading on TISE, in the event that: (i) an alternative listing and admission to trading on a "recognised stock exchange" (as defined in section 1005 of the Income Tax Act 2007) is not obtained; and (ii) a holder is not able to rely on another domestic exemption from UK withholding tax or claim relief from UK withholding tax at source under a relevant double tax treaty, payments of interest on the Amended Bonds to that holder will be subject to UK withholding tax, the rate of which is currently 20 per cent.

After any implementation of the Restructuring Plan, the Bondholders may have a lesser degree of alignment over matters requiring Bondholder approval

Although the Restructuring Plan requires the approval of at least 75 per cent. by value of the Bondholders, there can be no assurance that Bondholders will be similarly aligned in regard to any future matters that require Bondholder approval under the terms and conditions of the Amended Bonds. In addition, as a tradeable instrument, the composition of the Bondholders can change over time and the views of such future Bondholders may not be aligned to the views of the Bondholders who approved the Restructuring Plan. The ongoing operation of the Plan Company and the Group may require seeking Bondholder approval for certain actions, including without limitation: (i) approving the incurrence of any capital expenditure by any member of the Group in excess of the Capital Expenditure Maximum Amount (as defined in the Amended and Restated Bond Trust Deed) or in respect of any Lancaster Field Activities (as defined in the Amended and Restated Bond Trust Deed); (ii) approving any Investment Case (as defined in the Amended and Restated Bond Trust Deed) proposed by the Plan Company or approving an amendment or variation to any Approved Investment Case (as defined in the Amended and Restated Bond Trust Deed); or (iii) approving any amendments, variations, consents or waivers in respect of the Bareboat Charter or the POSA.

There can be no assurance that when the Plan Company wishes to seek Bondholder approval for such matters in relation to the ongoing operations of the Plan Company and the Group, that the Bondholders at the relevant time would be supportive of the proposal being put to them, and therefore, the Plan Company and the Group may be subject to additional costs required to seek approval, and/or delays due to the process for requiring Bondholder approval, and/or may not be able to be implement any such proposals, either in full or at all.

Risks relating to the Exchange Shares and Commission Shares

As an equity security, the Shares (including Exchange Shares and Commission Shares) rank lower in the priority of payment on a winding up than the Amended Bonds and may therefore have very little or no value unless and until all amounts due in respect of the Amended Bonds are satisfied in full. On the basis of the Restructuring Business Plan, there is no current prospect of making dividend payments on any of the Shares (including the Exchange Shares and Commission Shares) and returns are entirely dependent on the Plan Company having residual value after the claims of all creditors are satisfied (including the holders of the Amended Bonds), on an Extended Wind Down scenario

In practical terms, the Shares (including the Exchange Shares and the Commission Shares) will be highly subordinated to the Amended Bonds. Even if the Restructuring is successful and the Extended Wind Down is implemented, Bondholders may not recover the full amount they are due under the Amended Bonds.

Any Excess Cash Flow Amounts during the life of the Amended Bonds will be applied pursuant to (and in the order of priority set out in) the terms and conditions of the Amended Bonds to reduce the Outstanding Redemption Amount of the Amended Bonds. There is no intention for the Plan Company to declare or pay any dividends in respect of the Shares (including the Exchange Shares and Commission Shares) in an Extended Wind Down. Accordingly, in an Extended Wind Down, any return to the holders of the Shares (including the Exchange Shares and the Commission Shares) will be entirely dependent on the Plan Company being first able to satisfy its priority creditors, including but not limited to the holders of the Amended Bonds in full, and its other unsecured creditors in full, before any final distribution and return of value will be made to the holders of the Shares (including the Exchange Shares and Commission Shares). If, having implemented the Restructuring Plan, operational results and/or financial performance, and/or market conditions, and/or any other factors result in the Restructuring Plan providing lower than expected returns, it is likely that the creditors of the Plan Company, including the holders of the Amended Bonds, will be unable to be fully repaid, and the Shares (including the Exchange Shares and Commission Shares) would have no value in such a scenario.

Following the issuance of the Exchange Shares and the Commission Shares, the shareholdings of the existing Plan Company's shareholders will be diluted by 95 per cent.

The aggregate percentage shareholding of existing shareholders of the Plan Company will be diluted by the issuance of the Exchange Shares and the Commission Shares. Following the issuance of the Exchange Shares and the Commission Shares, existing shareholders' ownership will be reduced from 100 per cent. to five per cent. and the collective voting power of existing shareholders will also be reduced accordingly.

Pre-emption rights may not be available to overseas holders of Shares (including Exchange Shares and Commission Shares)

In the case of certain increases in the Plan Company's issued share capital, holders of Shares (including Exchange Shares and Commission Shares) have the benefit of statutory pre-emption rights to subscribe for such shares, unless shareholders waive such rights by a resolution passed at a shareholders' meeting, or in certain other circumstances. United States and certain other overseas holders of Shares are very likely to be excluded from exercising any such pre-emption rights they may have, unless a registration statement under the US Securities Act is effective with respect to those rights, or an exemption from the registration requirements under the US Securities Act is available. The Plan Company is unlikely to file any such registration statement, and the Plan Company cannot assure a holder of Shares (including a Bondholder as a holder of Exchange Shares and Commission Shares) that any exemption from those registration requirements would be available to enable United States or other overseas holders to exercise such pre-emption rights or, if available, that the Plan Company will utilise any such exemption.

The Exchange Shares and the Commission Shares are expected to be listed on AIM but there is no guarantee that the admission of the Plan Company's Shares to trading will continue on AIM or on any other exchange

If the Plan Company's Shares ceased to be traded on AIM and/or other appropriate exchanges then the lack of liquidity in the Plan Company's Shares and the inability to trade those shares freely could have a material adverse impact on the Plan Company's Shares.

There is no public market for the securities of the Plan Company in the United States or elsewhere outside the United Kingdom

The Exchange Shares and the Commission Shares to be issued pursuant to the Restructuring Plan will not be registered under the US Securities Act or the relevant laws of any state or other jurisdiction of the United States or those of any restricted jurisdictions and Exchange Shares and Commission Shares may not be resold, transferred or delivered, directly or indirectly, within such jurisdictions except pursuant to an applicable exemption from the registration requirements of the US Securities Act and any applicable state securities laws, and in compliance with any other applicable securities laws. In addition, the Exchange Shares and the Commission Shares may be 'restricted securities' within the meaning of Rule 144(a)(3) of the US Securities Act.

Risks relating to the Group and its business

Risks relating to the Group's pursuit of a phased development approach of the Lancaster Area

The risk factor entitled "*Risks relating to options for the Lancaster Area*" sets out risks in relation to each of the NFA case plus the various incremental development options for the Lancaster Area.

Additionally, there is also a risk that changes in the regulatory environment affect the Plan Company's ability to carry out planned programmes and/or the returns expected to be achieved from the Plan Company's assets. Production from the Lancaster Area requires OGA approval for production to continue below bubble point. The Plan Company is confident it will obtain approval for an updated FDPA providing the Group with a rolling 3-month consent for production below bubble point, but this will be based on ongoing review of gas liberated within the reservoir and produced from the field. If the Group produces gas liberated from within the reservoir, it expects its production consent to be withdrawn.

The Plan Company, through its licences, has undertaken certain obligations in respect of the decommissioning of its wells, fields and related infrastructure. These liabilities are derived from legislative and regulatory requirements. It is difficult to accurately forecast the costs that the Plan Company will incur in satisfying its decommissioning obligations.

As set out in the risk factor entitled *"Bareboat Charter extension risks"* above, the Group's operations are dependent on the availability of the FPSO, rigs, equipment, and offshore services, leased or contracted from third party providers and suppliers. As a result, there is a risk the Plan Company is unable to secure or extend third party services. In particular, as set out above, the FPSO is hired from Bluewater pursuant to the Bareboat Charter and the Group is currently in discussions with Bluewater in relation to an extension of the term of that arrangement. If the Group is unable to reach agreement with Bluewater on the extension of the term of the Bareboat Charter, production from the Lancaster Area beyond June 2022 may not be possible, which could result in decommissioning of the Lancaster Area and possibly the liquidation of GLA.

Depending on the contract environment in which investment decisions are made and materials procured, fluctuations in oil price could lead to production falling below levels required to cover field running costs. Oil prices can be volatile and subject to fluctuation in response to relatively minor changes in the supply of, and demand for, oil, market uncertainty and a variety of additional factors that are beyond the control of the Group. It is not possible to accurately predict the timing and direction of future oil price movements and there is a risk that oil prices may not remain at their current levels.

The Group is fully exposed to fluctuations in the oil price and is unable to hedge against oil price fluctuation due to the covenants in the Amended Bonds

Certain covenants in relation to the Amended Bonds prevent the Group entering into any hedging in relation to oil price. The Group's future revenues, profitability, cash flows and the ability to implement the Restructuring Business Plan, repay the Plan Company's creditors (including the holders of the Amended Bonds), and make any final distribution on an Extended Wind Down to the holders of the ordinary shares, depends heavily on prevailing oil prices. Oil sales have been and are expected to continue to be the Group's primary source of revenue. Historically, oil prices have been highly volatile. According to Bloomberg, the spot price of Brent crude oil averaged approximately US$71.7 per barrel in 2018, US$64.2 per barrel in 2019 and US$43.2 per barrel in 2020. Prices have varied between a low of approximately US$51.1 per barrel and a high of approximately US$69.6 per barrel in the first four months of 2021 and have averaged US$62.3 per barrel.

Prices for oil are subject to large fluctuations in response to a variety of factors beyond the Group's control, including:

(a) the condition of the world economy and geopolitical events, including the ongoing impact of the COVID-19 pandemic and the potential economic recovery from the economic disruption resulting from the pandemic;

(b)   changes in the global and regional supply of and demand for commodities and expectations regarding future supply and demand;

(c)   market uncertainty and speculative activities by those who buy and sell commodities on the world markets or fluctuations in currencies, particularly the U.S. Dollar;

(d)   weather, natural disasters and general economic conditions;

(e)   actions of OPEC, and other nations exporting petroleum products, to set and maintain specified levels of production and prices;

(f)   governmental regulation in the United Kingdom and elsewhere;

(g)   political stability in countries and regions exporting petroleum products;

(h)   technical advances affecting energy consumption and extraction methods;

(i)   advances in shale oil and gas production in the United States, which facilitated the monetization of resources that were previously considered non-commercial; and

(j)   prices and availability of alternative and competing fuel sources.

Accordingly, the Group may not continue to receive the same prices for its products as it currently receives or historically has received. Any decline in oil prices and/or any curtailment in the Group's overall production volumes could result in a reduction in net income, could impair the Group's ability to fully implement the Restructuring Business Plan, make planned capital expenditures and to incur costs necessary for the development of the Group's business and its fields, and could materially and adversely affect the Group's business, prospects, financial condition, cash flows and results of operations.

The Group is exposed to fluctuations in the USD/GBP exchange rate and the covenants in the Amended Bonds limit the Group's ability to hedge against USD/GBP exchange rate fluctuation

The Group sells oil at prices quoted in U.S. Dollars and cash payment to the Group is made in U.S. Dollars. In 2020, approximately 60 per cent. of the Group's expenses were denominated in GBP and hence were subject to fluctuations of the USD/GBP exchange rate. If the value of the U.S. Dollar falls against GBP, then the Group will have less GBP available to pay its GBP expenses and its results will be adversely affected.

The covenants relevant to the Amended Bonds limit the Group's ability to enter into treasury transactions to ordinary course USD/GBP hedging, meaning such transactions are only permitted where undertaken solely for the purpose of hedging GBP costs of the Group and only if (i) documented on the terms of the ISDA Master Agreement (being the 2002 (or any later) version of the master agreement published by the International Swaps and Derivatives Association together with the schedule to the master agreement and confirmations of any transaction), (ii) no premium or other ongoing scheduled payments are payable by any member of the Group, (iii) entered into on an unsecured basis, (iv) the aggregate notional amount hedged does not exceed £30 million; and (v) the tenor does not exceed 6 months. There can be no guarantee that the currency hedging permitted by the covenants of the Amended Bonds will be sufficient to allow the Group to protect itself from adverse USD/GBP exchange rate fluctuations, or that the Group will enter into any such hedging at all, or if the Group wishes to enter into any such hedging, that such hedging contracts will be available on commercially acceptable terms.

Negative market sentiment

There is a risk that trade and credit counterparties may negatively assess the Group's creditworthiness and financial standing in light of the Restructuring Plan. Any such negative market sentiment with respect to the Group may have an adverse effect on the Group's ability to implement its strategy under the Restructuring Plan and on its business.

Governance changes

If the Restructuring Plan is successfully implemented, the Plan Company will be subject to a number of financial, information and restrictive covenants which may have an impact on the governance, oversight and management of the Group. It remains to be seen to what extent these changes will affect the Plan Company's current strategy, the Restructuring Plan or the Plan Company's implementation of that strategy.

There is no guarantee that strategic decisions taken by the Group, whether pursuant to the Restructuring Business Plan and/or with the consent of the Bondholders and shareholders, will be capable of being implemented due to risks related to the limited availability of equipment, long lead times for delivery and reliance on third suppliers core to the Group's business

The Group's activities and business model of field development are dependent upon the current and future availability of third party infrastructure which if it fails, or is not, or ceases to be, available on reasonable commercial terms, or at all, may result in delays to field development and production or impossibility of field development and production which would result in delayed, lower than expected or no cash generation by the Group. This would have a material adverse effect on the Group's business, prospects, financial condition and operations.

The Group's operations are dependent on the availability of vessels, rigs, long lead items and equipment, and offshore services, including third party services in the UK Continental Shelf. The Group contracts or leases services and equipment from third party providers and suppliers. Such equipment and services may be scarce and may not be readily available at the times and places required and/or the specific service providers that the Group wishes to engage with may not be available at the relevant times.

In addition, different types of fields require different types of vessels or rigs - the availability of which is, amongst other things, linked to the vessel or rig specifications. Even where the Group has secured vessels or rigs under a contract, the vessels or rigs will usually only be available for use after the previous user has finished its work programme. If there are delays in the completion of the previous user's work programme, the Group could be delayed in procuring contracted vessels or rigs. Under the terms of its licences, the Group may have a work commitment to be carried out within a certain time frame. The Group, therefore, risks losing licences if it is delayed in obtaining, or fails to obtain, vessels or rigs and thus fails to meet its licence commitments.

The scarcity of third party services and equipment (specifically, vessels, rigs and long lead items) as well as any increases in their costs, together with the failure of a third-party provider or supplier to perform its contractual obligations, or an inability to achieve a commercially viable contract with a third-party provider or supplier could delay, restrict or lower the profitability and viability of the Group's activities. This could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

In particular it must be noted that there is a risk that the limited availability and pricing of equipment and services for the P8 well could render a P8 well uneconomic or undeliverable.

Undertaking the Restructuring Plan may have a negative on the Group's credit assessments and perceived credit worthiness, which may negatively impact its dealings with third party suppliers

In the context of the Group's dependence on and dealings with third party suppliers, there is a risk that the Plan Company undertaking the Restructuring Plan has a negative impact on the Group's credit assessments and perceived creditworthiness. This may result in the Group being subject to more onerous payment terms in its third party dealings, or it may be more difficult for the Group to engage with third party suppliers on reasonable commercial terms, or to secure credit on reasonable commercial terms, or at all. Such factors could reduce the Group's available cash and increase the Group's costs of capital. Additionally, the Group may have a smaller pool of third party suppliers available or willing to deal with the Group, thereby reducing resources available to the Group (which may already be scarce or not readily available), and the costs of those resources may be higher.

Estimation of reserves, resources and production profiles is not exact

The estimation of oil and gas reserves, and their anticipated production profiles, involves subjective judgements and determinations as stated in the ERCE CPR and underpinning the Restructuring Business Plan, are a number of variable factors and assumptions, such as expected reservoir characteristics based on geological, geophysical and engineering assessments, future production rates based on historical performance and expected future operating investment activities, future oil and natural gas prices and quality differentials, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, tax rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. They are not exact determinations and are inherently uncertain. In addition, these judgements may change based on new information from production or drilling activities or changes in economic factors, as well as from developments such as acquisitions and disposals, new discoveries and extensions of existing fields and the application of improved recovery techniques. Published reserve estimates are also subject to correction for errors in the application of published rules and guidance.

If the assumptions upon which the estimates of the Group's reserves, resources or production profiles have been based prove to be incorrect, the Group may be unable to recover and produce the estimated levels or quality of oil and gas and this may have a material adverse effect on the Group's business.

The Group is subject to material impairment risks

In April 2021, an independent competent persons report of the Plan Company's reserves written by ERC Equipoise Ltd's (**ERCE**) was published (**ERCE CPR**). The ERCE CPR estimated 2P Reserves remaining at 7.1 million barrels as at 1 January 2021 based on the Plan Company continuing to rely on production from the P6 Well. The ERCE CPR also recognised and classified further contingent resources at the Lancaster Area and in the Greater Warwick Area, but attributed nil resources to the Halifax area. The ERCE CPR produces a materially different view of reserves to be recovered from the Lancaster Area when compared to previous independent assessment of the Plan Company's reserves and resources, leading to an impairment of oil and gas assets, and a full impairment of exploration and evaluation assets relating to Halifax, expected to be recognised in the Plan Company's 2020 accounts. There is a risk of further downgrades to reserves and resource estimates depending on performance of the Plan Company's assets and its ability to finance potential further development. The carrying value of the Plan Company's oil and gas assets (which comprise capitalised spend on the Lancaster Area), and exploration and evaluation assets (which comprise capitalised spend on the Lincoln and Warwick areas) on the balance sheet is currently supported by future cash flow projections that include, in part, assumptions on carrying out future development plans, renewal of licences, and continuation of the joint venture between Hurricane GWA Limited and Spirit Energy. Should no support or sanction be forthcoming for future development business cases at the Lancaster Area, it is highly probable that the carrying value of oil and gas assets would be subject to further impairment; and should no sanction be forthcoming on expenditure on the Lincoln subarea (in particular the Lincoln commitment well, currently required to be drilled on or before 30 June 2022 as a licence condition). It is a condition of the licence for the Lincoln subarea that, where the Lincoln commitment well is not drilled, the Lincoln subarea be relinquished by the joint venture partners. In the event of a relinquishment, the carrying value of exploration and evaluation assets are written off in full.

Development, exploration and appraisal projects do not necessarily result in a profit on the investment or the recovery of costs

Development, exploration and appraisal activities are capital intensive and inherently uncertain in their outcome. The Group's oil and gas development, exploration and appraisal projects may involve unprofitable efforts, either from dry wells or from wells that are productive but do not produce sufficient net revenues to return a profit after development, operating and other costs. Completion of a well does not guarantee a profit on the investment or recovery of the costs associated with that well. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity, adverse geological conditions and technical and operational difficulties as a result of the water depth and strata depth of the drilling environment (including operational difficulties in avoiding drilling fluid losses and preventing substantial formation damage during drilling) and other factors. While diligent well supervision, reservoir management and effective maintenance operations can contribute to maximising production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and may adversely affect the Group's business, financial condition, results of operations and prospects.

Production and weather related operational risks

There are many production-related operational risks. These mainly relate to, but are not limited to, the risk of unplanned downtime of production facilities. This may be the result of mechanical issues, unfavourable weather leading to delays in operations, availability of personnel, and/or other issues.

The operations of the Group have historically been seasonal due to weather conditions affecting its assets. In particular, implementation of its offshore and field development activities and well programmes in the West of Shetland area may be restricted outside the April to September weather window due to the adverse weather conditions outside of these months. In the event the Group and its contractors are unable to undertake such activities during the April to September weather window, there is a risk that such activities could be delayed until the next favourable weather window resulting in a delay to the commencement of production of hydrocarbons, which may increase the costs and lower the overall profitability of the Group, restricting the Plan Company's future revenues and operational activities.

The FPSO, vessels, rigs, infrastructure and equipment utilised by the Group are exposed to a higher risk of non-productive time, damage, wear and tear, as a result of adverse weather conditions West of Shetland, in particular during the winter months. The FPSO, vessels and rigs utilised by the Group may be required to suspend or cease operations and/or move location to the extent that adverse weather conditions exceed their operating limits, resulting in a shut-in of wells and/or suspension or cessation of production. Accordingly, weather conditions could impede the Group's offshore activities and well programmes for its assets and otherwise have a material adverse effect on its business, financial condition, results of operations and prospects.

OGA production consent risks

Continued production from the Lancaster Area requires OGA approval for production to continue below bubble point. Whilst the Plan Company is confident it will obtain approval to an updated FDPA to allow for production below bubble point, this will be based on ongoing review of production of gas liberated from within the reservoir. If production below bubble point results in production of gas liberated from within the reservoir, the Plan Company expects its production consent to be withdrawn.

Licences, permits and other regulatory approvals necessary for operations

The ability of the Group to develop and exploit oil and gas reserves and resources depends on the Group's continued compliance with the obligations in its current licences and the Group's ability to move into the production phase of each licence. The Group depends on licences whose grant and renewal is subject to the discretion of the relevant governmental authorities and cannot be assured.

It is also possible that the Group may be unable or unwilling to comply with the terms or requirements of the licences it holds, including the meeting of specified deadlines for prescribed tasks and other obligations set out in the work programmes attached to the licences. Non-compliance with these obligations may lead to revocation of the licence. Whilst in certain circumstances the relevant authority may agree to an extension of time to enable the licensee to agree to the obligation in question there is no guarantee that an extension will be given.

From time to time the OGA may review the financial health of an offshore or onshore licensee or infrastructure owner between licence events and may, in certain circumstances, make further information requirements of that licensee and infrastructure owner unconnected to a specific licence event. The output of this financial assessment will normally be a risk-based assessment of the applicant's financial capability and a recommendation to the OGA decision maker as to how to proceed. These OGA powers, which include the authority to demand additional financial security for the costs of decommissioning, impact the ability of the Group to carry on operations if the financial assessment is not at the level required. One key element of financial capability for the Group is the successful implementation of the Restructuring Plan.

As mentioned above, the OGA has the power of revocation of licences in the case of insolvency of the relevant licensee. The Group's structure is that its licences are held by each relevant individual subsidiary, with the Plan Company being the designated operator for the Group. The Restructuring Plan is to be undertaken at the Plan Company level and not at the individual licensee level. Therefore, this does not trigger the revocation for insolvency provisions of the licence, which would have been triggered if the Restructuring Plan had been undertaken at the relevant licensee level. One consequence of this is that the interrelationship of the Plan Company and GLA may come under more scrutiny by the OGA as typically licensees and operators are the same entity, and in any event the OGA will need to be satisfied that since the Plan Company is the operator there is no adverse impact from the Restructuring Plan on the continued support required by the Plan Company to each licensee, and in particular GLA.

Development project delivery

Development projects are subject to various risks including availability of third-party services and manufacturing slots, solvency of major contractors, correct fabrication of key components to specification, incident-free installation operations, installation windows, permits, consents and weather. Problems with any of the above can cause project delays that would impact both the timing for completion of the project, as well as the cost. This can have a material impact on the projected cash flow from the project and the funding required.

The Group's operations expose it to significant compliance costs and liabilities in respect of EHS matters

The Group's operations and assets are affected by numerous laws and regulations concerning EHS matters including, but not limited to, those relating to discharges of hazardous substances into the environment, the handling and disposal of waste, the health and safety of employees, and associated compliance costs. Any failure to comply with EHS laws and regulations may result in regulatory action (which strict, joint and several liability can include statutory orders requiring steps to be taken or prohibiting certain operations), the imposition of fines or the payment of compensation to third parties. All of these liabilities and any other regulatory actions could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

A violation of EHS requirements and the occurrence of any accidents could disrupt the Group's operations and increase operating costs

EHS authorities such as the Department for Business, Energy & Industrial Strategy, the Health and Safety Executive and the Offshore Safety Directive Regulator have extensive enforcement powers under EHS laws. These powers extend to statutory notices to require operational steps and to prohibit certain activities or operations until compliance is achieved. A violation of EHS laws or failure to comply with the instructions of the relevant EHS authorities could therefore lead to, among other things, a temporary shutdown of all, or a portion of, the Group's facilities and the imposition of costly compliance procedures. If EHS authorities shut down all, or a portion of, the Group's facilities or impose costly compliance measures, the Group's business, financial condition, results of operations and prospects would be materially and adversely affected. Although the Group considers it conducts its operations in a way that does not violate EHS laws and in compliance with instructions of the relevant EHS authorities and has in place appropriate systems for identifying and managing potential EHS requirements, there can be no assurance that the Group has identified and is addressing all EHS requirements, will not incur costly compliance measures, and/or that the Group's facilities will not be shut down (in whole or in part).

The nature of the Group's operations creates a risk of accidents and fatalities among its workforce, and the Group may be required to pay compensation or suspend operations as a result of such accidents or fatalities, which could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Climate change, energy transition, and the OGA's Net Zero Stewardship Expectation

Concerns relating to the potential impact of climate change are driving a societal transition towards a low-carbon future. Governments, including in the United Kingdom, are developing their fiscal policy and regulatory frameworks in response to these rising concerns, which could affect the ability of the Group to carry out planned work programmes, the economics of its assets and its cost and availability of capital. This includes, in particular, the OGA's Net Zero Stewardship Expectation strategy setting out how the oil and gas industry should progress towards zero routine flaring and venting for non-safety reasons and should reduce its greenhouse gas emissions in support of the delivery of the UK's net zero target. The technical requirements of these laws and regulations are becoming increasingly complex, stringently enforced and expensive to comply with and this trend is likely to continue. Any failure to comply with such laws and regulations may result in regulatory action (which strict, joint and several liability can include statutory orders requiring steps to be taken or prohibiting certain operations), the imposition of fines or the payment of compensation to third parties. All of these liabilities and any other regulatory actions could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

There is a risk that global views relating to climate change and energy transition will have an adverse impact on oil price. Declines in oil prices may adversely affect the cash flows generated from production and may also adversely affect the cost of capital for oil and gas companies and the market value attached to oil and gas assets.

Climate change could increase the frequency and intensity of severe weather which could represent physical risk to the Group's personnel and operations.

It is possible that the Group's operations, as it is in the oil and gas sector, may be targeted by environmental activist initiatives. Any such initiatives could be unpredictable and could have a negative impact on the Group's reputation and business.

Compliance with ethical standards

There is a risk of a major breach of the Group's business or ethical conduct standards due to unethical behaviour or breaches of anti-corruption laws, resulting in investigations, fines, loss of reputation and loss of assets.

Joint venture partners

Operations in the oil and gas industry are often conducted through joint ventures to spread cost and risk. However, there can be a risk that joint venture partners in assets are not aligned in their objectives and drivers, which may lead to inefficiencies and delays.

The Greater Warwick Area is currently being appraised/developed through a 50/50 joint venture between Hurricane GWA Limited and Spirit Energy, with the Plan Company as operator. Spirit Energy and Hurricane GWA Limited have a commitment under the relevant licence to drill a well on or before 30 June 2022. Spirit Energy and Hurricane GWA Limited have not yet reached an agreement on whether to drill the commitment well and/or whether the relevant licences should be relinquished to the OGA. The Plan Company has issued a parent company guarantee in favour of Spirit Energy in respect of Hurricane GWA Limited's obligations under the joint operating agreement.

Key personnel

The Group's success depends, to a large extent, on certain of its key personnel having expertise in the areas of exploration and development, operations, engineering, business development, oil and gas marketing, finance and accounting. The loss of the services of any key personnel could have a material adverse effect on the Group.

The Group does not maintain, nor does it plan to obtain, insurance against the loss of any of its key personnel. In addition, the competition for qualified personnel in the oil and gas industry is intense. There can be no assurance that the Group will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Breach of obligations

There is a risk that the proposal or the implementation of the Restructuring Plan, or the taking of any steps required to implement the Restructuring Plan, may constitute a breach of the Group's contractual obligations under one or more agreements. The consequences of such a breach may include the termination of such agreements and may adversely affect the results of operations and financial condition of the Group.

In particular, the entry into the Lock-up Agreement constituted an event of default under Condition 10(F) of the terms and conditions of the Bonds, as the Lock-up Agreement represents a proposal or agreement "for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts". Although the Plan Company reasonably believes, based on the fact that over 75 per cent. of the Bondholders by value have signed or acceded to the Lock-up Agreement as at 21 May 2021, and the Lock-up Agreement contains certain forbearances and an agreement not to take or encourage any action which would, or would reasonably be expected to, delay, frustrate, impede or prevent the implementation or consummation of the Restructuring Plan, and no further action in relation to the event of default will be taken whilst the Lock-up Agreement is in force, it cannot be excluded that Bondholders representing at least one-quarter in principal amount of the Bonds currently outstanding may instruct the Trustee to accelerate the Bonds in accordance with the terms and conditions. If such acceleration were to occur, the Plan Company would be unable to proceed with the Restructuring Plan and would likely need to enter immediate insolvent liquidation.

Risk relating to any termination of the BP Sales Agreement, the Group's key contract for the supply and purchase and marketing of crude oil

The BP Sales Agreement, being the Group's key contract for the supply and purchase and marketing of crude oil between GLA and BP Oil International Limited, could be terminated early in the event of cessation of production from the Lancaster Area with no penalty or fee payable by either party. In addition, BP Oil International Limited may also terminate the agreement upon: (i) a GLA insolvency event or if GLA enters into an arrangement with its creditors or (ii) on a direct or indirect change of control in GLA, where a third party or third parties, which does do not meet BP Oil International Limited's internal requirements, acquire control of 50 per cent. or more of the voting shares or equivalent rights. No termination fee is payable by either party in such circumstances. In the event of termination, there is no guarantee GLA will be able to obtain a replacement marketing arrangement facilitating crude oil sales on acceptable terms. There is a risk that GLA may have to curtail production temporarily or indefinitely until a replacement marketing arrangement is put in place which may adversely impact the financial viability of GLA and the Group.

Litigation and regulatory risk

The Group is subject to an elevated risk of litigation and regulatory investigation. The Plan Company is not aware of any current investigations or litigation relating to or any adverse findings against the Plan Company or any of its directors, employees, officers or joint venture partners.

On 10 May 2021 the FCA's Market Oversight Department requested that the Plan Company provide information in relation to historic announcements made by the Plan Company and recent developments in relation to the proposed restructuring. The Plan Company is not under formal investigation, and is responding to the FCA's enquiries, which are at a preliminary stage, on a voluntary basis. There is a risk that the FCA could seek to object to the Restructuring Plan which, if successful, would result in a worse outcome for Bondholders and all other stakeholders than would be the case if the Restructuring Plan is approved.

If any investigations or litigation are started and substantiated in the future against the Plan Company, its directors, officers, employees or potentially its joint venture partners, this could result in a finding of liability and requirement to pay redress or criminal or civil penalties, including substantial monetary fines, against the Plan Company, its directors, officers or employees. Any such outcomes in the future could damage the Plan Company's reputation and its ability to do business and could adversely affect its financial condition and results of operations and prospects.

Furthermore, specific litigation seeking to challenge the implementation of the Restructuring or certain aspects of it could materially impact or prevent the successful implementation of the Restructuring.

As such, the Plan Company could become involved in litigation from parties challenging the terms, or validity of the Restructuring. While the Plan Company believes that the Restructuring is valid and in compliance with applicable law, and necessary in the context of the existing indebtedness of the Group, there can be no assurance that the Plan Company would prevail in any such litigation. Moreover, any litigation could lead to delay, amendment, withdrawal or termination of the Restructuring Plan.

Future decommissioning liabilities

The Group, through its licences, expects to assume certain obligations in respect of the decommissioning of its wells, fields and related infrastructure. These liabilities are derived from legislative and regulatory requirements concerning the decommissioning of wells and production facilities and require the Group to make provisions for and/or underwrite the liabilities relating to such decommissioning. It is difficult to accurately forecast the costs and any estimates of such costs are and subject to further revision to take account of prevailing market conditions and could potentially increase significantly, reducing monies otherwise available to the Group. When its decommissioning liabilities crystallise, the Group will be liable either on its own or jointly and severally liable for them with any other former or current partners in the field. In the event that it is jointly and severally liable with other partners and such partners default on their obligations, the Group will remain liable and its decommissioning liabilities could be magnified significantly through such default. Any significant increase in the actual or estimated decommissioning costs that the Group incurs may adversely affect its financial condition.

The Group's operations are subject to a number of risks and hazards that may result in material losses in excess of insurance proceeds

Oil and gas exploration, development and production operations are inherently risky and hazardous. Risks typically associated with these operations include unexpected formations or pressures, premature decline of reservoirs, drilling damage (which can lead to reduced productivity), early water encroachment and the intrusion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on the Group's business, financial position, results of operations and prospects. Hazards typically associated with offshore oil and gas exploration, development and production operations include fires, explosions, blowouts, marine perils (including severe storms and other adverse weather conditions which may restrict the periods in which the Group can implement its drilling programme), vessel collisions, gas leaks and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property and the environment or in personal injury or could result in government intervention which could in turn negatively impact on the Group's operations. Oil and gas installations are also known to be likely objects, and even targets, of military operations and terrorism.

Although the Group exercises due care in the conduct of its business and obtains insurance prior to drilling in accordance with industry standards to cover certain of these risks and hazards, insurance is subject to limitations on liability and, as a result, may not be sufficient to cover all of the Group's losses. In addition, the risks or hazards associated with the Group's operations may not in all circumstances be insurable or, in certain circumstances, the Group may elect not to obtain insurance to deal with specific events due to the high premiums associated with such insurance or for other reasons. The occurrence of a significant event against which the Group is not fully insured, or the insolvency of the insurer of such event, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

COVID-19

As a result of the ongoing COVID-19 pandemic, there is an increased risk to operations arising from key offshore or onshore personnel potentially having to undergo periods of self-isolation and/or restrictions on offshore travel being imposed, which could reduce operational uptime and disrupt wider business activity. In particular, this could result in constraints on available personnel due to illness, and/or down-manning for the purposes of ensuring that the Group's operations are compliant with updated COVID-19 rules, regulations and guidance. The Group's operations may also be subject to disruptions and unscheduled shutdowns, which may have a negative impact on the Group's performance, business and operating results.

The Group's tax liability could increase substantially as a result of changes in, or new interpretations of, tax laws in the United Kingdom

The Group is subject to taxation in the United Kingdom where it is faced with increasingly complex tax laws. The amount of tax the Group pays could increase substantially as a result of changes in, or new interpretations of, these laws, which could have a material adverse effect on its liquidity and results of operations. During periods of high profitability in the oil and gas industry, there are often calls for increased or windfall taxes on oil and gas revenue. Taxes have increased or been imposed in the past and may increase or be imposed again in the future. Levels of taxation relief may also decrease or be no longer available to the Group due to changes in, or new interpretations of, tax laws. In addition, taxing authorities could review and question the Group's tax returns leading to additional taxes and penalties which could be material. The Group is not subject to any current or threatened investigation into the Group's tax returns. The tax treatment of decommissioning expenditure (where relevant) could also have a material impact on the economics of the Group's assets.

Risk of crime and corruption

Oil and gas companies have been known to experience high levels of criminal activity and governmental and business corruption. They may be particular targets of criminal or terrorist actions. Criminal, corrupt or terrorist action against the Group and its directly or indirectly held assets or facilities could have a material adverse impact on the Group's business, results of operations or financial condition. In addition, the fear of criminal or terrorist actions against the Group could have an adverse effect on the ability of the Group to adequately staff and/or manage its operations or could substantially increase the costs of doing so.

The Plan Company is not aware of any current or threatened investigations or proceedings relating to or any adverse findings against the Plan Company or any of its directors, employees, officers or joint venture partners. If any such proceedings or investigations are started and substantiated in future against the Plan Company, its directors, officers, employees or potentially its joint venture partners, or such persons are found to be involved in corruption or other illegal activity, this could result in penalties, including substantial monetary fines, against the Plan Company, its directors, officers or employees. Any such outcomes in the future could damage the Plan Company's reputation and its ability to do business and could adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by any joint venture partners of the Plan Company, or others with whom the Plan Company directly or indirectly conducts business, could also damage the Plan Company's reputation and business and adversely affect the Plan Company's financial condition, results of operations and prospects.

The Group is subject to cyber risk

The Group is at risk of financial loss, reputational damage and general disruption from a failure of its IT systems or an attack for the purposes of espionage, extortion, terrorism or to cause embarrassment. Any failure of, or attack against, the Group's IT systems may be difficult to prevent or detect, and the Group's internal policies to mitigate these risks may be inadequate or ineffective. The Group may not be able to recover any losses that may arise from a failure or attack.

The Group faces risks relating to the UK's exit from the European Union and a possible future independence referendum in Scotland

The UK left the European Union on 31 January 2020. The transition period that was in place ended on 31 December 2020, and the rules governing the new relationship between the European Union and UK took effect on 1 January 2021. The consequences that may flow from exiting the European Union are at this stage uncertain.

There will also be potential uncertainty in the case of any future vote on independence in Scotland. It is uncertain whether the consequences of independence in Scotland would have a positive or negative impact on the Group's business and prospects, for example on the Group's ability to obtain services from Scottish companies and on the economic rates at which the Group may be able to deliver hydrocarbons into Scotland in future.

Other risks

Bondholders and Shareholders are responsible for complying with the procedures set out in this Explanatory Statement

Bondholders and Shareholders are solely responsible for complying with, or (in the case of Bondholders) instructing their Nominated Recipients (if applicable) to comply with, all of the administrative and procedural requirements in connection with the Restructuring Plan including, but not limited to, submitting Account Holder Letters in accordance with the instructions and information provided to Bondholders in this Explanatory Statement, as applicable. Further details on voting at the Bondholder Plan Meeting are set out in Appendix B (*Instructions and Guidance to Bondholders*) of this Explanatory Statement. Further details on voting at the Shareholder Plan Meeting are set out at Appendix L (*Shareholder Plan Meeting Notice)*.

Bondholders and Shareholders are responsible for assessing the merits of the Restructuring Plan

Each of the Bondholders and Shareholders is responsible for independently assessing the merits of the Restructuring Plan. This Explanatory Statement has been prepared without taking into account the objectives, financial situation or needs of any particular recipient of it and, consequently, the information contained in this Explanatory Statement may not be sufficient or appropriate for the purpose for which a recipient might use it. Any such recipient should conduct its own due diligence and consider the appropriateness of the information in this Explanatory Statement having regard to its own objectives, financial situation and needs and making an assessment of how this Explanatory Statement and the Restructuring Plan will affect it.

Appendix A – Definitions, Glossary and Interpretation

1   Definitions

1.1   In this Explanatory Statement, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

Account Holder means each person who is shown in the records of Euroclear or Clearstream as a holder of an interest in the Bonds.

Account Holder Letter means a letter in substantially the same form as set out at Appendix D (*Form of Account Holder Letter*) to this Explanatory Statement.

Advisers means:

(a)   the Plan Company's Solicitors;

(b)   the Restructuring Firm;

(c)   Evercore Partners International LLP, financial adviser to the Plan Company;

(d)   Lucid Issuer Services Limited as Information Agent to the Plan Company;

(e)   Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, legal advisers to the Committee;

(f)   Houlihan Lokey EMEA LLP, financial adviser to the Committee;

(g)   Ulysses Petroleum Limited, technical adviser to the Committee;

(h)   Hogan Lovells International LLP, legal adviser to the Trustee, the Security Trustee, the Principal Paying, Transfer and Conversion Agent, the Principal Paying, Calculation and Transfer Agent and the Registrar; and

(i)   any of the foregoing's partners, employees, affiliated partnerships, and the partners and employees of such affiliated partnerships and their respective subsidiaries and holding companies, and any local counsel engaged.

Affiliates means in respect of a person or entity, a subsidiary of that person or entity or a holding company of that person or entity or any other subsidiary of such a holding company.

Agreed Rate means either GBP1: US$1.40 being the Sterling:US Dollar rate of exchange quoted by Barclays as at 11.00 a.m. (London Time) on 13 May 2021 or where the Sterling:US Dollar rate of exchange quoted by Barclays as at 5.00 p.m. (London Time) on the day which is two days immediately prior to the Restructuring Effective Time (as ascertained by the Plan Company acting reasonably) is more favourable to the holders of US Dollars, such later rate of exchange.

AIM has the meaning given to it at paragraph 2.2 of Part 5 (*Background to and reasons for the Restructuring Plan*) of this Explanatory Statement.

AIM Rules means the AIM Rules for Companies published by the London Stock Exchange, as in force from time to time.

Allocation and Entitlement Table has the meaning given to it in the Restructuring Implementation Deed.

Amended Bonds means the Bonds which, following the Restructuring Effective Date, will be subject to the terms of, and constituted under, the Amended and Restated Bond Trust Deed.

Amended and Restated Bond Trust Deed means the Bond Trust Deed as amended and restated as the "Second Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed.

Amended and Restated Global Bond means the amended and restated global bond to be signed by the Plan Company on the Restructuring Effective Date.

Amended and Restated Paying, Calculation and Transfer Agency Agreement means the Bond Paying, Transfer and Conversion Agency Agreement as amended and restated pursuant to the Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement.

Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement means the amendment and restatement agreement to be entered into between the Plan Company, the Trustee, the Security Trustee, Elavon Financial Services DAC, UK Branch and Elavon Financial Services DAC on the Restructuring Effective Date and pursuant to which the Bond Paying, Transfer and Conversion Agency Agreement shall be amended and restated as the Amended and Restated Paying, Calculation and Transfer Agency Agreement.

Amendment and Restatement Agreement relating to the Bond Trust Deed means the amendment and restatement agreement to be entered into between the Plan Company, GLA, Hurricane Holdings Limited, the Trustee and the Security Trustee on the Restructuring Effective Date, and pursuant to which the Bond Trust Deed shall be amended and restated as the Amended and Restated Bond Trust Deed.

Articles of Association means the articles of association of the Plan Company.

Bareboat Charter means the agreement dated 23 June 2017, as amended and restated on 8 November 2019, between GLA and Bluewater (Aoka Mizu) B.V. in relation to the lease of the Bluewater FPSO.

BEIS-OPRED means the Offshore Petroleum Regulator for Environment and Decommissioning responsible for regulating environmental and decommissioning activity for offshore oil and gas operations in the UK, OPRED being a part of the Department for Business, Energy & Industrial Strategy.

Beneficial Owner means a beneficial owner of the Bonds.

Bluewater means Bluewater (Aoka Mizu) B.V. and Bluewater Lancaster Production (UK) Limited.

Bluewater FPSO means the Curacao flag FPSO with registration number IMO 9190028, and known as the "Aoka Mizu".

Board means the board of directors of the Plan Company.

Bond Paying, Transfer and Conversion Agency Agreement means the agreement dated 24 July 2017 between the Plan Company, the Trustee, Elavon Financial Services DAC, UK Branch and Elavon Financial Services DAC.

Bond Trust Deed means the trust deed dated 24 July 2017 between the Plan Company as issuer and U.S. Bank Trustees Limited as trustee in connection with the Bonds.

Bondholder means a person with a Book Entry Interest as at the Record Time.

Bondholder Plan Meeting means a meeting to be convened between the Plan Company and the Bondholders for the purpose of considering and, if thought fit, approving the Restructuring Plan proposed by the Plan Company (subject to any necessary permission having first been obtained at the Convening Hearing).

Bondholder Plan Meeting Notice means the notice of the Bondholder Plan Meeting appended to this Explanatory Statement at Appendix C (*Bondholder Plan Meeting Notice*) of this Explanatory Statement.

Bonds means US$230,000,000 7.5% convertible bonds due 2022 issued by the Plan Company, and constituted by the Bond Trust Deed.

Bonds Exchange means the part debt for equity exchange to be implemented in accordance with the Restructuring Plan, involving:

(a)   the pro rata release of approximately U.S$50,000,000 of the outstanding principal amount of the Bonds (subject to rounding) in consideration for the allotment and issue by the Plan Company of the Exchange Shares (representing in aggregate, together with any Commission Shares, approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date) to the Bondholders (or their Nominated Recipient, or in the case of Non-Responding Bondholders or Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee); and

(b)   the allotment and issue by the Plan Company of any Commission Shares to the Bondholders (or their Nominated Recipients or in the case of (i) Non-Responding Bondholders or (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee), which together with the Exchange Shares shall represent in aggregate approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date.

Bonds Exchange Entitlement means the number of Exchange Shares and Commission Shares that a Bondholder will receive under the Restructuring Plan, calculated to reflect the pro rata share of the outstanding Bonds held by that Bondholder as at the Record Time.

Book Entry Interest means, in relation to the Bonds, a beneficial interest as principal in a global bond held through and shown on, and transferred only through, records maintained in book entry form by Euroclear and Clearstream, as applicable, and their respective nominees and successors, acting through themselves or the Common Depositary.

BP Sales Agreement has the meaning given it in the Amended and Restated Bond Trust Deed.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London.

Cash has the meaning given it in the Amended and Restated Bond Trust Deed.

Cash Equivalent Investments has the meaning given it in the Amended and Restated Bond Trust Deed.

Cash Sweep Threshold has the meaning given it in the Amended and Restated Bond Trust Deed.

Chairperson means the chairperson appointed by the Court to act as chairperson of the Plan Meetings and to report the results of the Plan Meetings to the Court, which is anticipated to be Antony Maris or, failing him, Richard Chaffe.

Claim means any claim in respect of a Liability of the Plan Company.

Clearing System means Clearstream and Euroclear and, in each case, any successor thereof.

Clearstream means Clearstream Banking S.A.

Commission Shares means the Shares which may be allotted by the Plan Company and issued to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee) as commission in respect of the Bondholders' subscription for the Exchange Shares under section 553 of the Companies Act and article 11 of the Articles of Association in an amount (if any) equivalent to the number of Shares equal to the difference between (x) the number of Exchange Shares issued as a result of the operation of the Amendment and Restatement Agreement relating to the Bond Trust Deed and this Restructuring Plan and (y) 37,845,559,564 Shares.

Committee means the ad hoc committee of Bondholders holding approximately 69 per cent. of the outstanding Bonds as at the date of the Lock-up Agreement.

Common Depositary means Elavon Financial Services DAC as common depositary for Euroclear or Clearstream in respect of the Bonds.

Companies Act means the Companies Act 2006.

Conditions Precedent has the meaning given to it in the Restructuring Implementation Deed.

Convening Hearing means the hearing held on 21 May 2021 for an order granting certain directions in relation to the Restructuring Plan.

Court means the High Court of Justice in England and Wales.

COVID-19 means severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2), the coronavirus disease and/or any outbreak or mutation thereof.

CREST means the relevant system, as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755) in respect of which Euroclear UK & Ireland Limited (previously

CREST Co Limited) is the operator (as defined in the Uncertificated Securities (Amendment and EU Exit) Regulations 2019 (SI 2019/679)).

Custody Instructions means custody instructions delivered to Euroclear or Clearstream, as applicable, which will "block" from trading the Bonds identified in an Account Holder Letter as being held in such Clearing System.

Custody Instructions Deadline means no later than 5:00 p.m. (London time) on 8 June 2021, or if the date of the Plan Meetings changes, 5:00 p.m. (London Time) on the date which is three Business Days before the Plan Meeting.

Dated Brent means quotations for Dated Brent as published from time to time in S&P Global Platts Crude Oil Marketwire under code PCAAS00; being the benchmark against which Hthe Group's crude oil cargoes are priced.

Deed of Charge means the deed of charge to be entered into by the Plan Company, Hurricane Holdings Limited and GLA (as chargors), Hurricane Holdings Limited and GLA (as guarantors), the Security Trustee and the Trustee on the Restructuring Effective Date.

Directors means those individuals set out at paragraph 10.1(a) of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

EEA has the meaning given to it under the heading 'European Economic Area and United Kingdom' at Part 1 (*Important Notices*) of this Explanatory Statement.

EHS means environment, health and safety.

Eligible Person means a Bondholder or a Nominated Recipient who has provided the confirmations, warranties and undertakings in Annexes A and B of Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) of the Account Holder Letter.

EPS means early production system.

ERCE means ERC Equipoise Ltd.

ERCE CPR means the independent competent persons report of the Plan Company's reserves written by ERCE published in April 2021.

Euroclear means Euroclear Bank SA/NV.

Event of Default means an event of default under the terms of the Bonds.

Excess Cash Flow Amount means the excess cash flow amount of the Group (calculated as the Net Free Cash minus (i) the Cash Sweep Threshold and (ii) the amount of cash interest due on that Interest Payment Date).

Exchange Shares means the up to 37,845,559,564 ordinary Shares of £0.001 each to be allotted and issued by the Plan Company to the Bondholders (and, where relevant, to the Nominated Recipients, and in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline, to the Holding Period Trustee) in consideration for the release of approximately US$50,000,000 of the outstanding principal amount of the Bonds pursuant to the Restructuring Plan, and which, together with the Commission Shares (if any), shall total 37,845,559,564 Shares of £0.001 each in the aggregate.

Excluded Claim means a Claim that is not a Plan Claim.

Excluded Territory means Australia, Canada, Hong Kong, Japan, New Zealand, South Africa, Switzerland and any other jurisdiction where the delivery of the Explanatory Statement or an Account Holder Letter to a Bondholder or Nominated Recipient (as applicable) resident in, such jurisdiction would breach any applicable law or regulation.

Extended Wind Down has the meaning given to it at paragraph 7.1 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

FCA means the Financial Conduct Authority.

FPSO means a floating production storage and offloading vessel.

Fundraising has the meaning given to it at paragraph 3.1 of Part 5 (*Background to and reasons for the Restructuring Plan*) of this Explanatory Statement.

Funds Flow has the meaning given to it in the Restructuring Implementation Deed.

GLA means Hurricane GLA Limited.

Greater Warwick Area means the area located in and covered by licences P2294 and P1368 South sub-area.

Group means, together, the Plan Company, Hurricane Holdings Limited, GLA, Hurricane GWA Limited, Hurricane (Whirlwind) Limited, Hurricane (Strathmore) Limited, Hurricane Group Limited, Hurricane Petroleum Limited and Hurricane Basement Limited.

Group Company means any company that is a member of the Group.

Guarantor Subsidiary Undertakings means the undertakings to be given by the Guarantor Subsidiaries to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, among other things, be bound by the terms of the Restructuring Plan.

Guarantor Subsidiaries means Hurricane Holdings Limited and GLA.

HMRC means Her Majesty's Revenue and Customs.

Holding Period means the one year period following the Restructuring Effective Date.

Holding Period Trust has the meaning given to it at paragraph 4.3 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Holding Period Trust Deed means the trust deed to be entered into between the Plan Company, the Holding Period Trustee and the Information Agent setting out the terms on which the Holding Period Trustee will hold the Exchange Shares and Commission Shares relating to the Non-Responding Bondholders and Ineligible Bondholders who have not appointed a Nominated Recipient who is an Eligible Person by the Voting Instructions Deadline on bare trust for the Non-Responding Bondholders and the Ineligible Bondholders, respectively.

Holding Period Trustee means Lucid Issuer Services Limited in its capacity as holding period trustee under the Holding Period Trust Deed or any replacement trustee of the Holding Period Trust that is appointed from time to time.

Holding Period Trust Expiry Date has the meaning given to it at paragraph 4.3 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Identification Documents means a certified copy of the passport of the Bondholder or authorised representative wishing to attend the Bondholder Plan Meeting.

Illustrative Recoveries has the meaning given to it at paragraph 6.27 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Implementation Steps has the meaning given to it in the Restructuring Implementation Deed.

Ineligible Bondholder means a Bondholder (a) to whom the allotment and issue of the Exchange Shares or Commission Shares would or might infringe the laws of any jurisdiction or would or might require the Plan Company to observe any governmental or other consent or effect any registration, filing or other formality with which, in the opinion the Plan Company, it would be unable to comply or which it regards as unduly onerous, and/or (b) who has not provided the requisite confirmations and undertakings in their Account Holder Letter.

Information Agent means Lucid Issuer Services Limited in its capacity as Information Agent in respect of the Plan Company.

Intercompany Loan Capitalisation has the meaning given to it in the Restructuring Implementation Deed.

Interest Payment Date has the meaning given to it in the Amended and Restated Bond Trust Deed.

Intra-Group Funding Policy means a policy under which (i) GLA is required to first apply all of its cash holdings (if any) to fund its business, operations and licence or decommissioning obligations (to the extent that those cash holdings are not restricted from being applied for such purpose), and only request intercompany loans from the Plan Company to the extent of any shortfall and on the condition that it shall (without prejudice to any intercompany loans made prior to the date of the Lock-up Agreement) repay each intercompany loan made on or after the date of the Lock-up Agreement; and (ii) GLA shall reimburse the Plan Company for its share of general, administrative and employee costs and expenses incurred by the Plan Company, in each case within 14 days of being invoiced by the Plan Company (and the Plan Company shall issue an invoice for such amounts within 14 days of the end of the calendar month in which the amounts were advanced or incurred).

Lancaster Area means the Lancaster oil field 572, located within Blocks 205/21a, 205/22a and 205/26b in Seaward Production Licence P1368.

Lancaster CPR has the meaning given to it at paragraph 4.1 of Part 5 (*Background to the Restructuring Plan*) of this Explanatory Statement.

Lancaster EPS means the Lancaster Area early production system.

Lancaster Field FDP has the meaning given it in the Amended and Restated Bond Trust Deed.

Lancaster OWC has the meaning given to it at paragraph 4.1 of Part 5 (*Background to the Restructuring Plan*) of this Explanatory Statement.

Liability or **Liabilities** means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or any other jurisdiction, or in any manner whatsoever and any amounts which would be included but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

Lock-up Agreement means a lock-up agreement entered into between the Plan Company, certain other Group Companies, the original Participating Bondholders and the Information Agent dated 30 April 2021.

Long-Stop Date means 11.59 p.m. (London time) on 30 June 2021 (or such later date as may be agreed with the consent of the requisite majority of Participating Bondholders under the Lock-up Agreement).

Market Abuse Regulations means the UK version of the Market Abuse Regulation (EU) No 596/2014, which came into effect on 1 January 2021 when the EU Market Abuse Regulation (EU) No 596/2014 was incorporated into UK domestic law by the European Union (Withdrawal) Act 2018, with certain modifications.

Net Free Cash has the meaning given to it in the Amended and Restated Bond Trust Deed.

Nominated Recipient has the meaning given to it at paragraph 4.6 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Non-Responding Bondholder has the meaning given to it at paragraph 4.2 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

OGA means the Oil and Gas Authority.

OPEC means the Organisation of Petroleum Exporting Countries.

Outcome Report has the meaning given to it at paragraph 6.22 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Outstanding Redemption Amount as more fully described in the Amended and Restated Bond Trust Deed, means, as at any date: the aggregate outstanding principal amount of the Amended Bonds; plus any then outstanding Capitalised PIK Interest thereon less any Excess Cash Flow Amounts applied pursuant to the Amended and Restated Bond Trust Deed.

P6 Well means the 205/21a-6 well.

P1368 Licence has the meaning given it in the Amended and Restated Bond Trust Deed.

Participating Bondholder means a Bondholder which is party (whether as an original party or by way of subsequent accession) to the Lock-up Agreement.

PIK means payment-in-kind.

Plan Claims means any Claim arising out of or in connection with the Bonds owed to Bondholders by the Plan Company in respect of principal and accrued but unpaid interest, as at the Record Time.

Plan Company means Hurricane Energy plc, a public limited company, incorporated and registered in England and Wales on 29 September 2004 as Blakedew 531 Limited, with registration number 05245689.

Plan Company's Solicitors means Dentons UK and Middle East LLP.

Plan Consideration means the consideration under the Restructuring Plan, being the Exchange Shares and the Commission Shares (if any).

Plan Documents means each of:

(a)   the Practice Statement Letter;

(b)   this Explanatory Statement (including the notice setting out the relevant details for the Plan Meeting);

(c)   the Restructuring Plan; and

(d)   the Account Holder Letter.

Plan Effective Time means the date and time on which the Plan Company delivers an office copy of the Plan Sanction Order to the Registrar of Companies.

Plan Meetings means the Bondholder Plan Meeting and the Shareholder Plan Meeting.

.

Plan Sanction Order means the order of the Court sanctioning the Restructuring Plan.

Plan Website means the website at https://deals.lucid-is.com/hurricane.

POSA has the meaning given to it in the Amended and Restated Bond Trust Deed.

Practice Statement means the Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act) issued on 26 June 2020 by the Court.

Practice Statement Letter means the letter dated 30 April 2021 from the Plan Company to its Bondholders in accordance with the Practice Statement.

Principal Paying, Transfer and Conversion Agent means Elavon Financial Services DAC, UK Branch.

Principal Paying, Calculation and Transfer Agent means Elavon Financial Services DAC, UK Branch.

Prospectus Regulation means Regulation (EU) 2017/1129 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as applied in the EEA.

Record Time means 5:00 p.m. (London time) on 9 June 2021, or if the date of a Plan Meetings changes, 5:00 p.m. (London Time) on the date which is two Business Days before the relevant Plan Meeting.

Registrar means Elavon Financial Services DAC.

Registrar of Companies means the Registrar of Companies of England and Wales.

Released Parties has the meaning given to it paragraph 1.16 of Part 6 (*Overview of the Restructuring Plan, the Restructuring and its effects*) of this Explanatory Statement.

Restructuring means the financial restructuring of the Plan Company in accordance with and as implemented through the Restructuring Plan and the Restructuring Documents.

Restructuring Business Plan means the Plan Company's business plan to be finalised on or before 21 May 2021.

Restructuring Documents has the meaning given to it in the Restructuring Implementation Deed.

Restructuring Implementation Deed means the deed which provides for the implementation of the Restructuring, to be entered into by, among others, the Plan Company and the Bondholders, the form of which is set out at Appendix A (*Restructuring Implementation Deed*) of the Restructuring Plan (with or subject to any modification, addition or condition approved or imposed by the Court or approved in accordance with the terms of the Restructuring Plan).

Restructuring Effective Date means, subject to the Conditions Precedent having been satisfied or waived (as the case may be), the date of completion of the Restructuring, following the occurrence of each of the Implementation Steps in accordance with the Restructuring Plan and Restructuring Implementation Deed, and which is currently expected to be on or around 29 June 2021.

Restructuring Firm means PricewaterhouseCoopers LLP.

Restructuring Plan means the Restructuring Plan proposed by the Plan Company under Part 26A of the Companies Act in the form set out in Appendix F (*Restructuring Plan*) of this Explanatory Statement (with or subject to any modification, addition or condition approved or imposed by the Court or approved in accordance with the terms of the Restructuring Plan).

RNS means an announcement issued by the Regulatory News Service.

Sanction Hearing means the hearing of the Court for the purpose of sanctioning the Restructuring Plan pursuant to Section 901F of the Companies Act, anticipated to be held on 21 June 2021.

Secured Property has the meaning given to it in the Amended and Restated Bond Trust Deed.

Security Trustee means U.S. Bank Trustees Limited, as proposed security trustee under the Transaction Security Documents.

September 2020 RNS has the meaning given to it at paragraph 4.7 of Part 5 (*Background to and reasons for the Restructuring Plan*) of the Explanatory Statement.

Shareholder means a registered holder of Shares.

Shareholder Plan Meeting means a meeting to be convened between the Plan Company and the Shareholders for the purpose of considering and, if thought fit, approving the Restructuring Plan proposed by the Plan Company (subject to any necessary permission having first been obtained at the Convening Hearing).

Shareholder Plan Meeting Notice means the notice of the Bondholder Plan Meeting appended to this Explanatory Statement at Appendix L (*Shareholder Plan Meeting Notice*) of this Explanatory Statement.

Shares means ordinary shares with a nominal value of £0.001 each in the capital of the Plan Company.

Spirit Energy means a company incorporated in England under no.10854461 whose registered office is at Millstream, Maidenhead Road, Windsor, Berkshire, SL4 5GD.

Technical Review has the meaning given to it at paragraph 4.6 of Part 5 (*Background to and reasons for the Restructuring Plan*) of this Explanatory Statement.

TISE means The International Stock Exchange.

Transaction Documents has the meaning given to it in the Amended and Restated Bond Trust Deed.

Trustee means U.S. Bank Trustees Limited, as trustee in respect of the Bonds and the Amended Bonds.

Trustee Release Letter has the meaning given to it in the Restructuring Implementation Deed.

UK Continental Shelf means the United Kingdom Continental Shelf.

UK Prospectus Regulation has the meaning given to it under the heading 'European Economic Area and United Kingdom' at Part 1 (*Important Notices*) of this Explanatory Statement.

Unprovisioned Decommissioning and Abandonment Liability has the meaning given to it in the Amended and Restated Bond Trust Deed.

US Securities Act means the United States Securities Act of 1933, as amended.

Voting Instructions Deadline means 5:00 p.m. on 9 June 2021, or if the date of the Bondholder Plan Meeting changes, 5:00 p.m. (London Time) on the date which is two Business Days before the Bondholder Plan Meeting.

2   **Glossary**

In this Explanatory Statement, unless inconsistent with the subject or context, the following glossary terms shall have the following meanings:

2P Reserves proved plus probable reserves under the Society of Petroleum Engineers' Petroleum Resources Management System

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable owing to one or more contingencies.

ESP electric submersible pumps

FDPA Field Development Plan Addendum

hydrocarbons are chemical compounds consisting wholly of hydrogen and carbon molecules.

licence an exclusive right to explore for petroleum, usually granted by a national governing body.

oil a mixture of liquid hydrocarbons of different molecular weight.

OWC oil water contact.

petroleum a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain nonhydrocarbon compounds, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide, and sulfur. In rare cases, non-hydrocarbon content of petroleum can be greater than 50%.

reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining (as of a given date) based on the development project(s) applied.

reservoir is a subsurface rock formation that contains an individual and separate natural accumulation of petroleum that is confined by impermeable barriers, pressure systems, or fluid regimes (conventional reservoirs), or is confined by hydraulic fracture barriers or fluid regimes (unconventional reservoirs).

resources is a term used to encompass all quantities of petroleum (recoverable and unrecoverable) naturally occurring in an accumulation on or within the Earth's crust, discovered and undiscovered, plus those quantities already produced. Further, it includes all types of petroleum whether currently considered conventional or unconventional.

shut-in a well which is capable of producing but is not presently producing. Reasons for a well being shut in may be lack of equipment, market or other.

3   Interpretation

3.1   In this Explanatory Statement, unless the context otherwise requires or otherwise expressly provides for:

   (a)   references to a person include a reference to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

   (b)   references to any person shall include references to his or her successors, transferees and assigns and any person deriving title under or through him or her;

(c)   a reference to this Explanatory Statement includes a reference to the preliminary section and appendices of this Explanatory Statement;

(d)   references to a statute, statutory provision or regulatory rule or guidance include references to the same as subsequently modified, amended or re-enacted from time to time;

(e)   references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(f)   the singular includes the plural and *vice versa* and words importing one gender shall include all genders;

(g)   references to including shall be construed as references to including without limitation and include, includes and included shall be construed accordingly;

(h)   references to a period of days shall include Saturdays, Sundays and public holidays and where the date which is the final day of a period of days is not a Business Day, that date will be adjusted so that it is the first following day which is a Business Day;

(i)   references to the UK and United Kingdom are to the United Kingdom of Great Britain and Northern Ireland;

(j)   references in this Explanatory Statement to "GBP", "pounds sterling", "sterling", "£", "pence", or "p" are to the lawful currency of the United Kingdom; all references to "US dollars", "dollars", "USD", "US$" or "cents" are to the lawful currency of the United States; and all references to "Euro" or "euro" are to the currency introduced at the start of the third stage of European economic and monetary union, and as defined in Article 2 of Council Regulations (EC) No. 974/98 of 3 May 1998 on the introduction of the euro, as amended;

(k)   references to time shall be to London time (Greenwich Mean Time or British Summer Time, as appropriate); and

(l)   where any amount is specified in this Explanatory Statement (including in any definition) in respect of any Plan Consideration, that amount is subject to rounding down of any fractional entitlements in accordance with the terms of this Restructuring Plan.

Appendix B – Instructions and Guidance to Bondholders

Please take the action requested of you in these instructions as soon as possible. There is only a limited period of time within which each Bondholder or Account Holder can return an Account Holder Letter in order to vote at the Bondholder Plan Meeting.

Instructions and guidance to Shareholders is included at Appendix L (*Shareholder Plan Meeting Notice)*

1   COMPLETION OF THE ACCOUNT HOLDER LETTER

1.1   A form of Account Holder Letter is enclosed at Appendix D (*Form of Account Holder Letter*) to this Explanatory Statement. The Account Holder Letter is relevant to all Bondholders.

1.2   If you hold an interest in the Bonds for your own account via an Account Holder, a broker or other intermediary, you should contact your Account Holder, broker or other intermediary (as applicable) in connection with the submission of your Account Holder Letter. In order to vote and/or attend the Bondholder Plan Meeting you will need to:

(a)   submit Custody Instructions, or ensure that your intermediary submits Custody Instructions, to the relevant Euroclear or Clearstream Account Holder, by no later than 5:00 p.m. (London time) on 8 June 2021 (being the Custody Instructions Deadline). This will "block" the Bonds which are the subject of the Custody Instructions from trading in the Clearing Systems; and

(b)   procure that the Account Holder through which you hold your interest in the Bonds submits a validly completed Account Holder Letter to the Information Agent by no later than 5:00 p.m. (London time) on 9 June 2021 (being the Voting Instructions Deadline). In order to be validly completed, the Account Holder Letter must specify the applicable Custody Instruction Reference Number corresponding to your Custody Instructions.

Bondholders are advised to check with the relevant Clearing System, bank, securities broker or other intermediary through which they hold their Bonds when such intermediary would need to receive instructions from a Bondholder in order to comply with these deadlines.

1.3   If you are an Account Holder in Euroclear or Clearstream, and hold an interest in the Bonds in your capacity as such for your own account, in order to vote and/or attend the Bondholder Plan Meeting you will need to:

(a)   submit Custody Instructions to Euroclear or Clearstream (as appropriate), by no later than 5:00 p.m. (London time) on 8 June 2021 (being the Custody Instructions Deadline). This will "block" the Bonds which are the subject of the Custody Instructions from trading in the Clearing Systems; and

(b)   submit a validly completed Account Holder Letter to the Information Agent by no later than 5:00 p.m. (London time) on 9 June 2021 (being the Voting Instructions Deadline). In order to be validly completed, the Account Holder Letter must specify the applicable Custody Instruction Reference Number corresponding to your Custody Instructions.

1.4   If you hold interests in the Bonds through more than one Account Holder, you will need to submit separate Custody Instructions in respect of each of your positions, and each Account Holder will need to submit a separate Account Holder Letter. The Information Agent will aggregate each Account Holder Letter for the purposes of voting on the Restructuring Plan, so that Bondholders will not be able to vote more than once.

1.5 After submitting Custody Instructions to a Clearing System, a Bondholder's position will be blocked until the occurrence of any of the following events and cannot be transferred or sold until the occurrence of such event:

(a) the Restructuring Plan is not approved by the requisite majority of Bondholders at the Bondholder Plan Meeting;

(b) the earlier of the Restructuring Effective Date and the Long-Stop Date; or

(c) the Plan Company gives the Bondholder written notice of an intention not to proceed with the Restructuring Plan.

1.6 If you have submitted Custody Instructions before the Custody Instructions Deadline, but you do not submit an Account Holder Letter before the Voting Instructions Deadline, you may be permitted to submit an Account Holder Letter to the Chairperson prior to the Bondholder Plan Meeting. The Chairperson will have discretion to accept an Account Holder Letter submitted after the Voting Instructions Deadline but prior to the Bondholder Plan Meeting, but only if he is satisfied that it is validly completed, including that it contains a valid Custody Instruction Reference Number, in respect of all of the Bonds that a Bondholder intends to vote in relation to at the Bondholder Plan Meeting.

1.7 **In all cases, the Chairperson's determination as to whether an Account Holder Letter has been validly completed and submitted for the purposes of voting on the Restructuring Plan will be final.**

2 PLAN CONSIDERATION

2.1 Bondholders are strongly encouraged to vote at the Bondholder Plan Meeting by completing the Account Holder Letter and choosing to appoint the Chairperson as their proxy, whether or not they intend to attend virtually the Bondholder Plan Meeting.

2.2 Under the terms of the Restructuring Plan (if implemented), Bondholders will automatically have the terms of their Bonds amended irrespective of whether they vote at the Bondholder Plan Meeting or not.

2.3 Bondholders who wish to receive their Bonds Exchange Entitlement on the Restructuring Effective Date must submit (or procure that their Account Holder submits on their behalf) a validly completed Account Holder Letter to the Information Agent by no later than the Voting Instructions Deadline.

2.4 Bondholders may appoint a Nominated Recipient to receive their Bonds Exchange Entitlement.

2.5 If a Bondholder:

(a) does not submit a validly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline (a **Non-Responding Bondholder**); or

(b) is an Ineligible Bondholder who has not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, that Bondholder will not be issued their Bonds Exchange Entitlement on the Restructuring Effective Date.

2.6   If a Bondholder is a Non-Responding Bondholder or an Ineligible Bondholder who has not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, that Bondholder's Bonds Exchange Entitlement will be issued to the Holding Period Trust established with the Holding Period Trustee as trustee. Non-Responding Bondholders, and Ineligible Bondholders who appoint a Nominated Recipient, will be able to claim their Bonds Exchange Entitlement from the Holding Period Trustee by liaising separately with the Holding Period Trustee and claiming their Bonds Exchange Entitlement within one year of the Restructuring Effective Date (the last day of such period being the Holding Period Trust Expiry Date), in each case in accordance with, and subject to, the terms of the Holding Period Trust Deed. As an alternative, Non-Responding Bondholders and Ineligible Bondholders will be able to direct that their Bonds Exchange Entitlement be sold on the open market by liaising separately with the Holding Period Trustee and directing the Holding Period Trustee to sell their Bonds Exchange Entitlement by the Holding Period Trust Expiry Date, in accordance with, and subject to, the terms of the Holding Period Trust Deed.

2.7   Non-Responding Bondholders and Ineligible Bondholders (or, where applicable, their Nominated Recipient) will only be able to claim their Bonds Exchange Entitlement, or direct that their Bonds Exchange Entitlement be sold on the open market, in respect of their holdings of the Bonds as at the Record Time, and will be required to evidence such holding and their (or their Nominated Recipient's) eligibility to receive their Bonds Exchange Entitlement to the satisfaction of the Holding Period Trustee.

2.8   If a Non-Responding Bondholder or Ineligible Bondholder (or, where applicable, their Nominated Recipient) does not claim their Bonds Exchange Entitlement from the Holding Period Trustee, or direct that their Bonds Exchange Entitlement be sold, prior to the Holding Period Trust Expiry Date, their Bonds Exchange Entitlement will, without further notice, be returned to the Plan Company and cancelled, as more particularly described in the Holding Period Trust Deed.

2.9   If you are a Bondholder and you have any questions in relation to the Restructuring Plan, or the completion and return of the Account Holder Letter, please contact the Information Agent using the following details:


Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Attention: David Shilson / Sunjeeve Patel
Telephone: + 44 20 7704 0880
Email: hurricane@lucid-is.com


2.10   Please note that the Information Agent cannot provide financial advice on the merits of the Restructuring, nor whether or how Bondholders should vote in respect of the Restructuring Plan.

3 VOTING AT AND ATTENDING THE BONDHOLDER PLAN MEETING

3.1 Only the Plan Company (including its agents and advisers), the Bondholders as at the Record Time and the Trustee are entitled to attend the Bondholder Plan Meeting. Only Bondholders as at the Record Time are entitled to vote at the Bondholder Plan Meeting (in person or via proxy). Other interested persons and/or their advisers may, at the discretion of the Plan Company, be entitled to attend the Bondholder Plan Meeting, but as observers only.

3.2 The Plan Company suggests that Bondholders appoint the Chairperson as their proxy to vote at the Bondholder Plan Meeting. If a Bondholder is a corporate person and wishes to appoint a proxy other than the Chairperson, it must provide evidence to the Information Agent of the authority granted to the proxy by the Voting Instructions Deadline.

3.3 **Bondholders' entitlements to vote will be determined by reference to their Plan Claims, as at the Record Time. For the avoidance of doubt, any Bonds acquired after this time will not increase a Bondholder's entitlement to vote.**

3.4 A Bondholder wishing to attend the Bondholder Plan Meeting must indicate this in their Account Holder Letter, and must submit the relevant Identification Documents as soon as possible and, in any event, prior to the Voting Instructions Deadline. Instructions for joining the Bondholder Plan Meeting will then be provided to the Bondholder by the Information Agent.

Appendix C – Bondholder Plan Meeting Notice

NOTICE OF THE BONDHOLDER PLAN MEETING

IN THE HIGH COURT OF JUSTICE   **Claim No. CR-2021-000852**
BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES
COMPANIES COURT (ChD)

IN THE MATTER OF
HURRICANE ENERGY P.L.C.
(the **Plan Company**)
AND
IN THE MATTER OF THE COMPANIES ACT 2006

_____

NOTICE OF RESTRUCTURING PLAN MEETING FOR BONDHOLDERS

_____

NOTICE IS HEREBY GIVEN that by an order dated 21 May 2021 made in the above matter, the High Court of Justice of England and Wales (the **Court**) has directed that a meeting of the Bondholders specified therein shall be convened for the purpose of considering and, if though fit, approving (with or without modification) the restructuring plan proposed by the Plan Company pursuant to Part 26A of the Companies Act 2006 (the **Restructuring Plan**) as set out at Appendix F of the explanatory statement dated 21 May 2021 in relation to the Restructuring Plan (the **Explanatory Statement**).

NOTICE IS HEREBY GIVEN that such meeting will be held via webinar on 11 June 2021 at or about 11:00 a.m. (London time) (the **Bondholder Plan Meeting**).

Capitalised terms used in this notice and not otherwise defined shall have the meaning given to them in the Explanatory Statement.

1. The purpose of the Bondholder Plan Meeting will be to consider and, if though fit, to approve (with or without modification) the Restructuring Plan.

2. Account Holder Letters must be properly completed and submitted to Lucid Issuer Services Limited online via https://deals.lucid-is.com/hurricane , or by email: hurricane@lucid-is.com, by no later than the Voting Instructions Deadline (being 5:00 p.m. (London time) on 9 June 2021) in accordance with the instructions set out in the Account Holder Letter.

3. Subject to submitting a properly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline, each Bondholder may attend virtually and vote at the Bondholder Plan Meeting, or it may appoint a proxy to attend the virtual Bondholder Plan Meeting and vote on its behalf. Bondholders are strongly encouraged to appoint the Chairperson as their proxy whether or not they intend to attend the virtual Bondholder Plan Meeting.

    The Plan Company may, but it is not obliged to, permit the virtual attendance of persons who are not Bondholders at the Bondholder Plan Meeting.

4. The Restructuring Plan will be binding on all Bondholders if:

   a. 75 per cent. in value of all Bondholders present and voting either in person or by proxy at the Bondholder Plan Meeting votes in favour of the Restructuring Plan;

   b. the Court sanctions the Restructuring Plan (including, if the Restructuring Plan is not approved by Shareholders at the Shareholder Plan Meeting, by cramming down the Shareholder class as a dissenting class); and

   c. an office copy of the Plan Sanction Order is delivered to the Registrar of Companies.

5. All relevant documentation, including the Explanatory Statement with its appendices, may be found at https://deals.lucid-is.com/hurricane.

6. By the said order, the Court has directed Antony Maris to act as Chairperson of the Bondholder Plan Meeting, or if, for any reason, they are unable to act, Richard Chaffe, and has directed the Chairperson to report the result of the Bondholder Plan Meeting to the Court.

7. In the event that the Bondholders vote in favour of the Restructuring Plan, it will be subject to the subsequent approval of the Court. The Plan Company may, at the Court hearing held to consider sanctioning the Restructuring Plan, consent on behalf of all Bondholders to any modification to the Restructuring Plan (including it annexes and schedules) that the Court may see fit to approve or impose, provided that if any such modification would have an adverse effect on the rights or interests of a Bondholder or impose any new or additional obligation of any Bondholder, such modification will require the prior written consent of that Bondholder.

Dated: 24 May 2021

Appendix D – Form of Account Holder Letter

**For use by Account Holders in respect of US$230,000,000 7.5%
Bonds due 2022 (ISIN: XS1641462277)
(the Bonds)**

Issued by

**HURRICANE ENERGY PLC
(the Plan Company)**

In relation to

The Restructuring Plan proposed by the Plan Company to certain of its
creditors under Part 26A of the Companies Act 2006 (the **Restructuring Plan**)

The Restructuring Plan will, if implemented, materially affect and become binding on all Bondholders, irrespective of whether a Bondholder has voted in favour, abstained or voted against the Restructuring Plan.

If you are a Bondholder, you are strongly advised to read the explanatory statement issued in connection with the Restructuring Plan (the **Explanatory Statement**) before you complete the Account Holder Letter. All relevant documentation can be found on the Plan Website at https://deals.lucid-is.com/hurricane. Capitalised terms used in this Account Holder Letter but not defined in it have the same meaning as given to them in the Explanatory Statement, subject to any amendments or modifications made by the Court.

Who should complete and submit this Account Holder Letter?

With the exception of Part 4 (*Bondholder Confirmations and Securities Confirmation Form)* (see below), this Account Holder Letter should be completed and submitted only by Account Holders (in each case on the instructions of a Bondholder). Bondholders should only submit an Account Holder Letter in respect of themselves if they are an Account Holder and hold their Bonds in such capacity.

Account Holders should complete a separate Account Holder Letter:

- In respect of the Bonds (if any) which they hold as Beneficial Owner.

- For each Beneficial Owner on whose behalf they hold an interest in the Bonds.

For a Bondholder to:

(a) vote at the Bondholder Plan Meeting (either in person or by proxy); and/or

(b) receive their Bonds Exchange Entitlement, being their pro rata share of the Plan Consideration (in the form of Exchange Shares and Commission Shares (if any)), on the Restructuring Effective Date,

their validly completed Account Holder Letter must be submitted to the Information Agent online via https://deals.lucid-is.com/hurricane or by email to the Information Agent (hurricane@lucid-is.com) by the Voting Instructions Deadline (being 5:00 p.m. (London time) on 9 June 2021). Account Holder Letters received by the Information Agent after the Voting Instructions Deadline will not constitute valid voting instructions for the purposes of the Restructuring Plan (please note in that regard that the Chairperson will have a discretion to accept late Account Holder Letters only in the limited circumstances set out at paragraph 1.6 of Appendix B (*Instructions and Guidance to Bondholders*) to the Explanatory Statement).

If a Bondholder holds its interests in the Bonds through more than one Account Holder, each Account Holder will need to submit a separate Account Holder Letter. The Information Agent will aggregate each Account Holder Letter for the purposes of voting on the Restructuring Plan, so that Bondholders will not be able to vote more than once.

No Bondholder (or its Nominated Recipient, as applicable) will be entitled to receive its Bonds Exchange Entitlement on the Restructuring Effective Date if it is an Ineligible Bondholder who has not appointed a Nominated Recipient by the Voting Instructions Deadline, or if its Account Holder Letter does not include a confirmation that it (or its Nominated Recipient, as applicable) is an Eligible Person.

A Bondholder may, prior to the Voting Instructions Deadline, submit a revised Account Holder Letter to the Information Agent. The last validly completed Account Holder Letter received by the Information Agent in respect of a Bondholder prior to the Voting Instructions Deadline will take precedence over any earlier validly completed Account Holder Letter(s) received by the Information Agent in respect of that Bondholder.

"Validly completed" in relation to an Account Holder Letter means an Account Holder Letter which, to the satisfaction of the Information Agent in its sole discretion:

(a) has had each relevant part and section completed (including the required blocking information);

(b) gives all relevant authorisations, confirmations and undertakings (including, if a Bondholder (or its Nominated Recipient, if applicable) wishes to receive its Bonds Exchange Entitlement on the Restructuring Effective Date, pursuant to Part 4 (*Bondholder Confirmations and Securities Confirmation Form*); and

(c) is executed by the Account Holder and the relevant Bondholder (and its Nominated Recipient, if applicable) in accordance with the instructions in the Account Holder Letter.

Custody Instructions

The Bonds identified in this Account Holder Letter must be "blocked" from trading in Euroclear or Clearstream (by submission of Custody Instructions).

Account Holders must ensure that Custody Instructions are submitted via the relevant Clearing System with respect to Bondholders who wish to attend the virtual Bondholder Plan Meeting and/or vote on the Restructuring Plan (in person or via proxy), by no later than 5:00 p.m. (London time) on 8 June 2021 (being the Custody Instructions Deadline).

Account Holders must include the required custody information in Part 1, Section 2 (*Holding Details*) in this Account Holder Letter or an Account Holder Letter will be invalid for the purposes of voting and for receiving any Bonds Exchange Entitlement.

Non-Responding Bondholders and Ineligible Bondholders

A Bondholder who did not complete and provide this Account Holder Letter to the Information Agent by the Voting Instructions Deadline is a Non-Responding Bondholder. The Bonds Exchange Entitlements of all Non-Responding Bondholders and Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline will be issued to the Holding Period Trustee on the Restructuring Effective Date. In order to receive their Bonds Exchange Entitlement from the Holding Period Trustee, a Non-Responding Bondholder and an

Ineligible Bondholder who wishes to appoint a Nominated Recipient which is an Eligible Person after the Restructuring Effective Date is required, in addition to the requirements and conditions of the Holding Period Trust Deed, to liaise separately with the Information Agent and claim their Bonds Exchange Entitlement by not later than the Holding Period Trust Expiry Date. As an alternative, Non-Responding Bondholders and Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person will be able to direct that their Bonds Exchange Entitlement be sold on the open market by liaising separately with the Holding Period Trustee and directing the Holding Period Trustee to sell their Bonds Exchange Entitlement by the Holding Period Trust Expiry Date, in accordance with, and subject to, the terms of the Holding Period Trust Deed.

Governing Law

This Account Holder Letter and any non-contractual obligation arising out of or in relation to this Account Holder Letter shall be governed by, and interpreted in accordance with English law.

For further information and assistance contact the Information Agent at:

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London
WC1H 8HA
United Kingdom

Attention: David Shilson / Sunjeeve Patel

Telephone: + 44 20 7704 0880
Email: hurricane@lucid-is.com

INSTRUCTIONS FOR THE COMPLETION AND SUBMISSION OF THE ACCOUNT HOLDER LETTER

THIS ACCOUNT HOLDER LETTER HAS 5 PARTS.

IN ALL CASES THE FOLLOWING PARTS MUST BE VALIDLY COMPLETED:

- **Part 1 (*Bondholder, Account Holder and Holding Details*)**

- **Part 5 (*Execution of Account Holder Letter by Account Holder*)**

IN ADDITION:

- **In order to vote at the Bondholder Plan Meeting (either in person or by proxy), Part 2 (*Voting*) of this Account Holder Letter must be validly completed, and the Bonds identified in this Account Holder Letter must be 'blocked' before delivery of this Account Holder Letter to the Information Agent.** In order to "block" Bonds, Account Holders must ensure that Custody Instructions are submitted via the relevant Clearing System by no later than 5:00 pm (London time) on 8 June 2021.

- **In order for a Bondholder to receive Exchange Shares and Commission Shares (if any) on the Restructuring Effective Date, the following part must be validly completed:**

    - **Part 4 (*Bondholder Confirmations and Securities Confirmation Form*)**

- **In order for a Bondholder to appoint a Nominated Recipient to receive Exchange Shares and Commission Shares (if any) on its behalf on the Restructuring Effective Date, the following parts must be validly completed:**

    - **Part 3 (*Nominated Recipients*)**

    - **Part 4 (*Bondholder Confirmations and Securities Confirmation Form*)**

PART 1: BONDHOLDER, ACCOUNT HOLDER AND HOLDING DETAILS

SECTION 1: BONDHOLDER DETAILS

Please identify the Bondholder on whose behalf you are submitting this Account Holder Letter.

To be completed for all Bondholders:

Full Name of Bondholder …………………………………………………………………….

Country of Residence/
Headquarters ……………………………………………………………………….

Email Address ……………………………………………………………………………….

Telephone Number
(with country code) ……………………………………………………………………….

To be completed if the Bondholder is an institution:

Jurisdiction of incorporation of Bondholder: …………………………………………………….

Name of Authorised Employee Contact:…………………………………………………….

………

SECTION 2: HOLDING DETAILS

The Account Holder, on behalf of the Bondholder identified in Part 1, Section 1 (*Bondholder Details*) above, holds the following Bonds to which this Account Holder Letter relates, and which have been 'blocked' though delivery of Custody Instructions to Euroclear or Clearstream (as applicable), the number in relation to which (the **Custody Instruction Reference Number**) is identified below.

Account Holders must ensure that Custody Instructions are submitted via the relevant Clearing System by the relevant deadline in order to block the Bonds and must include the Custody Instruction Reference Number(s) below.

ISIN	Amount blocked (US$)[18]	Euroclear or Clearstream	Clearing System Account Number	Custody Instruction Reference Number(s)[19]

---

[18] The amount entered should be the entire amount of Bonds in respect of which the Account Holder is giving instructions on behalf of the relevant Bondholder pursuant to this Account Holder Letter.

[19] Corresponding to the Custody Instructions submitted by the Account Holder on behalf of the Bondholder.

SECTION 3: RECEIPT OF BONDS EXCHANGE ENTITLEMENT

Subject to the nomination of a Nominated Recipient in Part 3 (*Nominated Recipients*) below, the Exchange Shares and Commission Shares (if any) will be credited to the Clearing System Account Number specified in Section 2 (*Holding Details*) above on the Restructuring Effective Date.

SECTION 4: ACCOUNT HOLDER CONFIRMATIONS

Account Holders should complete paragraphs A and B below.

The Account Holder named below in Part 5 (*Execution of Account Holder Letter by Account Holder*) for itself hereby confirms to the Plan Company and the Information Agent as follows (select 'yes' or 'no' as appropriate for each item):

A.   That all authority conferred or agreed to be conferred pursuant to this Account Holder Letter and every obligation of the Account Holder under this Account Holder Letter (including any elections made in this Account Holder Letter) shall be binding upon the successors and assigns of the Account Holder (in the case of a corporation or institution) or the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the Account Holder (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of the Account Holder and that all of the information in this Account Holder Letter is complete and accurate.

	Yes
	No

B.   That the Account Holder has, on or prior to the Custody Instructions Deadline, irrevocably instructed the Clearing System pursuant to Custody Instructions, as the case may be, to block the Bonds identified in Part 1, Section 2 (*Holding Details*) of this Account Holder Letter and that Custody Instruction Reference Number(s) for each such Custody Instruction(s) appears in this Account Holder Letter under 'Custody Instruction Reference Number(s)' in Section 2 (*Holding Details*) of Part 1 of this Account Holder Letter.

	Yes
	No

An Account Holder who is unable to confirm 'yes' in respect of paragraphs A and B above should contact the Information Agent using the contact details set out in this Account Holder Letter for assistance.

PART 2: VOTING

To vote in respect of the Restructuring Plan, this Part 2 (*Voting*) must be delivered to the Information Agent no later than the Voting Instructions Deadline. Account Holder Letters received by the Information Agent after the Voting Instructions Deadline will not constitute valid instructions for the purposes of voting on the Restructuring Plan (other than in the limited circumstances set out at paragraph 1.6 of Appendix B (*Instructions and Guidance to Bondholders*) to the Explanatory Statement).

The Bonds identified in this Account Holder Letter must be "blocked" by the Account Holder before delivery of this Part 2 (*Voting*) of this Account Holder Letter to the Information Agent. Account Holders must ensure that Custody Instructions are submitted via the relevant Clearing System by no later than the Custody Instructions Deadline.

You must tick only ONE box in Section A below AND only ONE box in Section B below. Where the Chairperson of the Bondholder Plan Meeting is appointed as proxy, Section B constitutes binding voting instructions. In all other cases, Section B is indicative only.

As explained in Appendix B (*Instructions and Guidance to Bondholders*) to the Explanatory Statement, the Bondholder Plan Meeting will be held by way of video conference and therefore references in this document to attending the meeting in person should be read as joining such video conference.

(A)   Attendance at the Bondholder Plan Meeting (*tick only ONE of the boxes below*)

The Account Holder (or if different, the Bondholder identified in Part 1 (*Bondholder, Account Holder and Holding Details*) of this Account Holder Letter) wishes to:

☐   appoint the Chairperson of the Bondholder Plan Meeting as its proxy to attend and vote on its behalf at the Bondholder Plan Meeting;

☐   appoint the following individual (being a person other than the Chairperson of the Bondholder Plan Meeting) as its proxy to attend and vote on its behalf at the Bondholder Plan Meeting;

Name: _____

Passport Country and number/identification number:

_____

(*if the Account Holder (or if different, the Bondholder) is a corporate person, please enclose evidence of the authority granted to the above-named individual as proxy*)

☐   attend and vote at the Bondholder Plan Meeting

in person Name: _____

Passport Country and number/identification

number:

_____

(*if attending in person, Identification Documents will need to be submitted to the Information Agent with this Account Holder Letter and, in any event, prior to the Voting Instructions Deadline*)

(B)   Indication of voting intention (*tick only ONE of the boxes below*)

The Account Holder (or if different, the Bondholder identified in Part 1 (*Bondholder, Account Holder and Holding Details*) of this Account Holder Letter) wishes to vote (or to instruct its proxy to vote) at the Bondholder Plan Meeting as follows:

☐   **FOR the Restructuring Plan**; or

☐   **AGAINST the Restructuring Plan**.

PART 3: NOMINATED RECIPIENTS

Any Bondholder who wishes to appoint a Nominated Recipient to receive its Bonds Exchange Entitlement on the Restructuring Effective Date may appoint such Nominated Recipient at any time prior to the Voting Instructions Deadline.

Any Nominated Recipient appointed below must be, and must be at the Restructuring Effective Date, an Eligible Person.

If a Bondholder wishes to appoint more than one Nominated Recipient, a validly completed Securities Confirmation Form (as set out at Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) of this Account Holder Letter) must be validly completed and submitted to and received by the Information Agent for each Nominated Recipient.

By nominating a Nominated Recipient, an Ineligible Bondholder must represent and warrant to the Plan Company in paragraph 1(b) of Annex A to Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) of this Account Holder Letter that it will retain no beneficial interest in the Exchange Shares or Commission Shares to be received by the Nominated Recipient.

Details of Nominated Recipient	*CREST/Euroclear/ Clearstream Account Details of Nominated Recipient*	*Percentage of Bonds Exchange Entitlement*
Name: ……………………………………………………………… …………… Contact name: ……………………………………………………………….. Tel: ……………………………………………………………… Email: ……………………………………………………………… Country of Residence/Registered Address ……………………………………………………………… ………………………………………………………………	[TBC: CREST Participant ID and CREST Member ID or Euroclear/ Clearstream Account Number]	%
Name: ……………………………………………………………… …………… ………………………………………………		%

Contact name:		
……………………………………………………………………		
Tel:		
……………………………………………………………………		
Email:		
……………………………………………………………………		
Country of Residence/Registered Address		
…………………………………………….…………………………		
……………………………………………………………..		

Please use as many sheets as required.

PART 4: BONDHOLDER CONFIRMATIONS AND SECURITIES CONFIRMATION FORM

A Bondholder (and Nominated Recipient, where applicable) must make the confirmations set out in Annex A and Annex B by ticking the box on its signature page in order to receive its Bonds Exchange Entitlement.

For the avoidance of doubt, a Bondholder does not have to complete a Securities Confirmation Form in order to vote on the Restructuring Plan.

Bondholders need only submit one Securities Confirmation Form in respect of all of their Bonds Exchange Entitlement, which must be signed for or on behalf of it in each of its capacities.

Original paper copies of signed Account Holder Letters and Securities Confirmation Forms should not be sent to the Information Agent. Account Holders are requested to submit Account Holder Letters and full and complete copies of the Securities Confirmation Form to the Information Agent online via https://deals.lucid-is.com/hurricane.

SECURITIES CONFIRMATION FORM

THIS DEED is made by:

(1)   [[BONDHOLDER], a [insert nature of legal entity, (e.g. company, partnership)] resident in [JURISDICTION] whose registered office is at [ADDRESS] (the **Bondholder**).][20]

(1)   [[BONDHOLDER], acting in its capacity as a Bondholder (the **Bondholder**).][21]

[AND]

(2)   [[NOMINATED RECIPIENT], a company incorporated under the laws of and registered in [JURISDICTION] with company number [COMPANY NUMBER] and whose registered office is at [ADDRESS] (the **Nominated Recipient**).][22]

(2)   [[NOMINATED RECIPIENT] (the **Nominated Recipient**).][23]

FOR THE BENEFIT OF

(3)   HURRICANE ENERGY P.L.C. (THE **PLAN COMPANY**)

(4)   EACH RELEASED PARTY (AS DEFINED BELOW) and

(5)   EACH RELYING PERSON (AS DEFINED BELOW)

[.] 2021[24]

1   This Securities Confirmation Form is intended to be executed as a deed and shall take effect and be delivered as a deed on the date stated above.

2.   Capitalised terms used but not defined in this Securities Confirmation Form and the Annexes hereto shall bear the meanings given to them in the explanatory statement published by the Plan Company on or around 21 May 2021 (the **Explanatory Statement**) in respect of the restructuring plan (the **Restructuring Plan**) proposed by the Plan Company pursuant to part 26A of the Companies Act 2006.

3.   Each Bondholder (or its Nominated Recipient, as applicable) gives the confirmations, warranties and undertakings set out in Annex A (*Bondholder Confirmations, Warranties and Undertakings*) and Annex B (*Securities Law Confirmations and Undertakings*) hereto in favour of the Plan Company and each Relying Person:

        (a) if the Bondholder has voted in favour of the Restructuring Plan, as at the date on which this Securities Confirmation Form is delivered to the Information Agent, on the

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[20] To be completed if the Bondholder is an institution. Delete if the Bondholder is not an institution.
[21] To be completed if the Bondholder is an individual. Delete if the Bondholder is not an individual.
[22] To be completed if the Bondholder has appointed a Nominated Recipient in Part 3 (*Nominated Recipient*) of its Account Holder Letter and that Nominated Recipient is an institution. Delete if the Bondholder has not appointed a Nominated Recipient at all or if the Bondholder has appointed a Nominated Recipient that is an individual.
[23] To be completed if the Bondholder has appointed a Nominated Recipient in Part 3 (*Nominated Recipient*) of its Account Holder Letter and that Nominated Recipient is an individual. Delete if the Bondholder has not appointed a Nominated Recipient at all or if the Bondholder has appointed a Nominated Recipient that is an institution.
[24] Please write the date on which this Securities Confirmation Form is being signed.

Voting Instructions Deadline, the Restructuring Effective Date and the date on which the Plan Company issues the relevant Exchange Shares and Commission Shares (if any) to the Bondholder (or its Nominated Recipient (as applicable)); and

(b) if the Bondholder has voted against the Restructuring Plan, with effect from the Plan Effective Time.

5. This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by, and this Deed shall be construed in accordance with, the laws of England and Wales. The courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of or in connection with this Deed or any non-contractual obligations arising out of or in connection with this Deed and, for such purposes, each signatory hereto irrevocably submits to the jurisdiction of the courts of England.

6. By signing below, the Bondholder and, if the Bondholder has appointed a Nominated Recipient, the Nominated Recipient, represents that it has complied with all formalities applicable to it (whether under its organisational or constitutional documents, applicable law, or otherwise) in relation to the execution of this Securities Confirmation Form.[25]

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[25] Bondholders and Nominated Recipients must ensure that they comply with any applicable requirements in relation to the execution of documents (and in particular, and if different, deeds) when executing this Securities Confirmation Form.

SECURITIES CONFIRMATION FORM

Bondholders wishing to receive their Bonds Exchange Entitlements should tick this box

☐ | By ticking this box, the Bondholder (or its Nominated Recipient, as applicable) makes the confirmations, warranties and undertakings set out in Annex A and Annex B to this Securities Confirmation Form to the Plan Company, and in so doing, the Bondholder shall be entitled to (i) attend the Bondholder Plan Meeting and vote on the Restructuring Plan (provided Part 2 (*Voting*) of the Account Holder Letter is validly completed and received by the Information Agent prior to the Voting Instructions Deadline) and (ii) receive (or its Nominated Recipient shall be entitled to receive) its Bonds Exchange Entitlement (provided the remaining relevant parts of this Account Holder Letter are validly completed).

If this box is not ticked, the Bondholder shall be entitled to attend the Bondholder Plan Meeting and vote on the Restructuring Plan (provided Part 2 (*Voting*) of the Account Holder Letter is validly completed and received by the Information Agent prior to the Voting Instructions Deadline) but the Bondholder (or its Nominated Recipient, if applicable) will not be entitled to receive its Bonds Exchange Entitlement which will instead be issued to the Holding Period Trustee.

SIGNATURE PAGE OF BONDHOLDER

[26][EXECUTED as a DEED for and on behalf of)
[BONDHOLDER],   )
a [insert nature of legal entity, (e.g. company,   )
partnership)] resident in [JURISDICTION], by [NAME[S]   )
OF PERSON SIGNING], being [a] person[s] who, in   )
accordance with the laws of that jurisdiction, and the   )
laws of any other applicable jurisdiction, [is OR are]   )
acting under the authority of that [insert nature of legal)
entity, (e.g. company, partnership)] in each of the   )
following capacities:

Bondholder   )

……………………………………………………………………
Authorised signatory

……………………………………………………………………
[Authorised signatory][27]

in the presence of:

………………………………………………………   ………………………………………………………………

Signature of Witness[28]   Name of Witness (print)

………………………………………………………   ………………………………………………………………..

Address of Witness   [Occupation of Witness]

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[26] To be signed if the Bondholder is an institution. Delete if the Bondholder is not an institution.
[27] The signature of a second authorised signatory is required if the Bondholder is a company or other entity incorporated in the United Kingdom.
[28] The witness must be present when the Securities Confirmation Form is signed. The witness must be a person over the age of 18 who is not a party to the Securities Confirmation Form.

[29][EXECUTED as a DEED by   )
[BONDHOLDER]   )

in each of the following capacities:)

Bondholder   )

……………………………………………………

Name (print)

……………………………………………………

a resident of (jurisdiction)

in the presence of:

……………………………………………   ……………………………………………………..

Signature of Witness[30]   Name of Witness (print)

……………………………………………   ……………………………………………………..

Address of Witness   Occupation of Witness]

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[29] To be signed if the Bondholder is an individual. Delete if the Bondholder is not an individual.
[30] The witness must be present when the Securities Confirmation Form is signed. The witness must be a person over the age of 18 who is not a party to the Securities Confirmation Form.

SIGNATURE PAGE OF NOMINATED RECIPIENT

[EXECUTED as a DEED for and on behalf of   )
[NOMINATED RECIPIENT],   )
a [insert nature of legal entity, (e.g. company,   )
partnership)] resident in [JURISDICTION], by [NAME[S])
OF PERSON SIGNING], being [a] person[s] who, in   )
accordance with the laws of that jurisdiction, and the)
laws of any other applicable jurisdiction, [is OR are])
acting under the authority of that [insert nature of legal)
entity, (e.g. company, partnership)]   )

Authorised signatory

…………………………………………………………………………

[Authorised signatory][31]

in the presence of:

…………………………………………………   …………………………………………………………………

Signature of Witness[32]   Name of Witness (print)

…………………………………………………   …………………………………………………………..

Address of Witness   [Occupation of Witness]

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[31] The signature of a second authorised signatory is required if the Nominated Recipient is a company
or other entity incorporated in the United Kingdom.

[32] The witness must be present when the Securities Confirmation Form is signed. The witness must
be a person over the age of 18 who is not a party to the Securities Confirmation Form.

ANNEX A

BONDHOLDER CONFIRMATIONS, WARRANTIES AND UNDERTAKINGS

1.   The Bondholder and, if the Bondholder has appointed a Nominated Recipient, each of the Bondholder and the Nominated Recipient, confirms to the Plan Company that:

(a)   it has complied in all material respects with all laws and regulations applicable to it in any jurisdiction with respect to the Restructuring Plan and this Account Holder Letter;

(b)   if it has appointed a Nominated Recipient, it will retain no beneficial interest in any Exchange Shares or Commission Shares nominated to be held by any Nominated Recipient (if applicable) if it is an Ineligible Bondholder;

(c)   it has received and reviewed the Restructuring Plan and the Explanatory Statement and accepts and acknowledges the statements made in the "Important Notices" section of the Explanatory Statement, and acknowledges, in its capacity as Bondholder, that, in completing and submitting this Account Holder Letter (including this Securities Confirmation Form), it has made its own independent decision as to how to vote (or instructed its proxy to vote) at the Plan Meeting, in consultation with its own agents and professional advisers to the extent it has considered it necessary to do so;

(d)   it acknowledges that, to the extent that the relevant parts of this Account Holder Letter have been validly completed, the submission of this Account Holder Letter constitutes its written consent to the Restructuring Plan and the other matters contained herein;

(e)   it undertakes to be bound by and perform each of the obligations set out in the Restructuring Plan and each of the Restructuring Documents as if set out in full in this Account Holder Letter;

(f)   it shall promptly take all such action and provide all such information as may be necessary to complete any blanks, update any schedules, complete any signature blocks or to make any other amendments to the Restructuring Documents as the Plan Company may reasonably consider is required in order to ensure they reflect the terms of the Restructuring Plan and document the rights and obligations of the Bondholders (and their Nominated Recipients) under the Restructuring Plan;

(g)   it acknowledges that all authority conferred or agreed to be conferred pursuant to this Account Holder Letter and each obligation and the authorisations, instructions and agreements given by it shall be binding upon its successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and shall survive, its death or incapacity and that all of the information in this Account Holder Letter is true, complete and accurate as at the date of this Account Holder Letter;

(h)   it acknowledges and agrees that the Plan Company may, between the date on which the Explanatory Statement is issued and the Restructuring Effective Date, make any modifications of, or additions to, the Restructuring Plan and/or the Restructuring Documents which the Court may think fit to approve or impose which is necessary for the implementation of the Restructuring, provided that if any such modification would have an adverse effect on the rights or interests of a Bondholder or impose any new or additional obligation on any Bondholder, such modification will require the prior written consent of that Bondholder;

(i)   in its capacity as a Bondholder (on its own behalf and on behalf of any Nominated Recipient), it authorises, empowers and appoints the Plan Company and the Trustee to do all things necessary as set out in clause 3 of the Restructuring Plan;

(j)   with effect on and from the Restructuring Effective Date

    (i)   subject to paragraph (j)(ii) below and to the extent it has not already done so, the Bondholder waives, releases and discharges each and every Liability of the Plan Company, each Group Company, any director, officer and/or employee of the Plan Company or of any other Group Company as at the date of the Sanction Hearing, each Adviser (including the Information Agent), each member of the Committee, the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent, the Principal Paying, Transfer and Conversion Agent, the Registrar and each Bondholder (together, the **Released Parties**) to that Bondholder which the Released Parties ever had, may have or hereafter can, shall or may have in relation to or arising out of or in connection with:

        (A)   the preparation, negotiation, sanction, execution or implementation of the Restructuring Plan (including, but not limited to, the Restructuring Implementation Deed and each other Restructuring Document) and/or the Restructuring; and

        (B)   any event or circumstance arising in the period from 23 September 2020 to the Restructuring Effective Date which caused or contributed to, directly or indirectly, the requirement for the Restructuring;

    (ii)   paragraph (j)(i) shall not apply to any Liability:

        (A)   in respect of gross negligence, wilful misconduct or fraud by any Released Party; or

        (B)   of any Adviser arising under, or relating to, a duty of care owed to such Adviser's client or arising under a duty of care to another person which has been specifically and expressly accepted or acknowledged in writing by that Adviser;

(k)   it empowers, authorises, requests and instructs the Plan Company, the Information Agent, the Trustee, the Principal Paying, Calculation and Transfer Agent, the Registrar, the Committee and the Advisers and any of their officers, employees, agents or advisers (each a **Relying Person** and together the **Relying Persons**) (to the fullest extent that it is entitled to do so) to do all such other things as may be necessary or expedient to carry out and give effect to the Restructuring Plan and the Restructuring Documents;

(l)   it declares and acknowledges that:

    (i)   none of the Relying Persons will be held responsible for any liabilities or consequences arising as a result of acts taken by it or pursuant to the terms of the Restructuring Plan or the Restructuring Documents (other than by reason of their fraud, gross negligence or wilful default, which will not be the case if any Relying Person acts in accordance with the steps and instructions contemplated by the Restructuring Plan or in the Restructuring Documents) and it further declares that none of the Relying Persons have responsibility for the terms of the Restructuring Plan or the Restructuring Documents; and

(ii) it will not take any action or commence or pursue any proceeding or claim against any Relying Person in respect of any claim it might have against any of them or in respect of any act or omission of any kind by any Relying Person in relation to the Restructuring Plan or the Restructuring Documents or the transactions contemplated thereby (other than by reason of their fraud, gross negligence or wilful default, which will not be the case if any Relying Person acts in accordance with the steps and instructions contemplated by the Restructuring Plan or in the Restructuring Documents), and it hereby expressly and unreservedly waives its rights to take such proceedings,

and, in each case, it acknowledges that each Relying Person may each rely on and enforce such authority, acknowledgement and waiver directly against it.

(m) it acknowledges that none of the Restructuring Plan or the transactions contemplated by the Explanatory Statement shall be deemed to be investment advice or a recommendation as to a course of conduct by any of the Relying Persons, or any of their partners, officers, directors, employees, or agents, and that, in directing the execution and delivery of this Account Holder Letter, it has made an independent decision in consultation with its agents and professional advisers to the extent that it considers it necessary; and

(n) it acknowledges that no information on which it may rely has been provided to it by any of the Relying Persons, with regard to the tax consequences arising from the receipt of the Bonds Exchange Entitlement or participation in the Restructuring Plan, and acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Restructuring Plan (including its receipt, if any, of its Bonds Exchange Entitlement) and agrees that it will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against any of the Relying Persons, or any other person, in respect of such taxes and payments, unless such person has expressly and separately acknowledged and accepted liability in respect thereof.

2. The Bondholder hereby acknowledges and agrees that the confirmations, authorisations, acknowledgements and waivers made by it in paragraph 1 above are also given in favour of each relevant Relying Person who, in each case, shall be entitled to enforce and enjoy the benefit of any terms contained therein.

3. The Bondholder and, if the Bondholder has appointed any Nominated Recipient, each Nominated Recipient, hereby irrevocably and unconditionally authorises and appoints the Plan Company as its true and lawful agent and attorney (acting by its Directors or other duly appointed representatives) to:

(a) sign, enter into, execute and deliver (whether as a deed or otherwise) each Restructuring Document to which it will be a party for and on behalf of that Bondholder, such that each Bondholder will become a party to and be bound by those Restructuring Documents;

(b) sign, enter into, execute and deliver all such deeds, documents, agreements, instruments, transfers, notices, confirmations, consents, orders, directions or instructions scheduled to, referred to in and/or contemplated by the Restructuring Implementation Deed, including all other Restructuring Documents, in each case which are required to be executed and/or delivered by or on its behalf;

(c) take any such steps or actions as may be reasonably necessary or desirable to give effect to the terms of the Restructuring Plan, the Restructuring Implementation Deed and the other Restructuring Documents, including, without limitation, giving any instructions to the Holding Period Trustee to the extent required in order to give effect to the terms of the Restructuring Plan, the Restructuring Implementation Deed and those other Restructuring Documents;

(d) agree on its behalf (and following consultation with the relevant Advisers) to any amendments to the Restructuring Implementation Deed and the other Restructuring Documents, provided that (i) those amendments are not inconsistent with the terms of the Lock-up Agreement or the Restructuring Implementation Deed and (ii) in each case, which the Attorney and (if applicable) the other person(s) to be party to the relevant Restructuring Documents may deem (acting reasonably and in good faith) necessary or desirable in order to:

(i) ensure that the information and categories of information contained, or referred to, in the Allocation and Entitlement Table, any schedule, annex or similar, signature blocks, lists of parties and parties provisions, notice details legal entity names or registration numbers or blanks or placeholders in those Restructuring Documents reflect the relevant information and categories of information as at the applicable date (and the elections made in the Account Holder Letters delivered by Account Holders on behalf of the Bondholders);

(ii) complete any blanks (including, without limitation, any dates, times, bank account details, notice provisions or legal entity name), lists of parties and/or signature blocks;

(iii) correct any manifest error;

(iv) ensure that those Restructuring Documents may be duly executed and delivered;

(v) ensure that those Restructuring Documents are legal, valid, binding and enforceable upon the parties to them in accordance with the terms of this Restructuring Plan and their terms; and/or

(vi) take into account any modification of, or addition to, this Restructuring Plan and/or any other Restructuring Documents approved or imposed by the Court

4. The Bondholder hereby irrevocably and unconditionally authorises and instructs the Trustee to:

(a) enter into, execute and deliver (whether as a deed or otherwise) the Restructuring Implementation Deed and the other Restructuring Documents to which they are a party;

(b)   provide the waivers and releases expressed to be given by or on behalf of the Trustee in the Trustee Release Letter and each other Restructuring Document;

(c)   take each step under the Restructuring Implementation Deed and other Restructuring Documents expressed to be taken by or on behalf of the Trustee; and

(d)   do or procure to be done all such acts and things as may be reasonably necessary or desirable for the purposes of giving effect to the Restructuring Plan and the Restructuring.

ANNEX B

SECURITIES LAW CONFIRMATIONS AND UNDERTAKINGS

1.   The Bondholder or, if the Bondholder has appointed a Nominated Recipient, the Nominated Recipient, confirms to the Plan Company that

      (a)   it will accept its Bonds Exchange Entitlement on the terms set out in the Restructuring Plan and it agrees to be irrevocably and unconditionally bound by the Restructuring Plan;

      (b)   it has obtained all necessary governmental and regulatory approvals, including but not limited to change of control approvals, to receive its Bonds Exchange Entitlement and such receipt would require any such approval;

2.   The Bondholder or, if the Bondholder has appointed a Nominated Recipient, the Nominated Recipient hereby acknowledges and undertakes that, if the Restructuring Plan is approved by Bondholders at the Bondholder Plan Meeting and sanctioned by the Court, it (or its Nominated Recipient, where applicable) will receive Exchange Shares and Commission Shares as its Bonds Exchange Entitlement to the account as nominated in the Account Holder Letter.

3.   The Bondholder hereby acknowledges the Plan Company may in its sole and absolute discretion treat as invalid any election or purported election in respect of the Bonds Exchange Entitlement pursuant to this Account Holder Letter which appears to the Plan Company or the Information Agent to have been executed, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if they believe that the same may violate applicable legal or regulatory requirements or if the Account Holder Letter states that the address of a Bondholder or, if applicable, its Nominated Recipient, is located in an Excluded Territory (as defined below) or any other jurisdiction outside the UK in which it would be unlawful to deliver the Bonds Exchange Entitlement (or any part thereof), or if the Plan Company or the Information Agent believes that the same may violate applicable legal or regulatory requirements in each case subject to certain exemptions.

4.   The Bondholder and, if the Bondholder has appointed a Nominated Recipient, each of the Bondholder and the Nominated Recipient, further confirms to the Plan Company that:

      (a)   it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of receiving the Exchange Shares and Commission Shares, and is experienced in investing in capital markets and is able to bear the economic risk of exchanging its Bonds for Exchange Shares and Commission Shares in accordance with the Bonds Exchange, and has adequate means of providing for its current and contingent needs, has no need for liquidity with respect to its investment in its Exchange Shares and Commission Shares, and is able to sustain a complete loss of its investment in its Exchange Shares and Commission Shares;

      (b)   in making its decision to approve the Restructuring Plan and receive the Exchange Shares and Commission Shares, it has made its own investment decision regarding its Exchange Shares and Commission Shares (including, without limitation, the income tax consequences of purchasing, owning or disposing of its Exchange Shares and Commission Shares in light of its particular situation and tax residence(s) as well as any consequences arising under the laws of any taxing jurisdiction) based on its own knowledge (and information such person may have or which is publicly available, including by way of the Explanatory Statement) with respect to the Plan Company and the other members of the Group and the Exchange Shares and Commission Shares;

(c)   either (i) it is the beneficial owner of, and has full power to vote in respect of and to dispose of (free and clear of any and all encumbrances of whatsoever nature) (or is able to direct the legal and beneficial owner of) that principal amount of Bonds set forth in section 2 of Part 1 (*Holding Details*) of this Account Holder Letter; or (ii) it has been engaged to perform investment management services on behalf of the beneficial owner of, and has full power to vote in respect of and to dispose of (free and clear of any and all encumbrances of whatsoever nature) that principal amount of Bonds set forth in section 2 of Part 1 (*Holding Details*) of this Account Holder Letter;

(d)   it acknowledges that to the extent permitted by law, all representations, warranties and conditions, express or implied and whether statutory or otherwise (including, without limitation, pre-contractual representations but excluding any fraudulent representations), are expressly excluded in relation to the Exchange Shares and Commission Shares; and

(e)   it acknowledges that any rights and remedies of the Plan Company hereunder are in addition to any rights and remedies which would otherwise be available to any of them, and the exercise or partial exercise of one will not prevent the exercise of others.

5.   The Bondholder or, if the Bondholder has appointed a Nominated Recipient, the Nominated Recipient, confirms to the Plan Company that:

(a)   it does not have its registered address in, and is not resident or located in, Australia, Canada, Hong Kong, Japan, New Zealand, South Africa, Switzerland and any other jurisdiction where the delivery of the Explanatory Statement or an Account Holder Letter to a Bondholder or Nominated Recipient (as applicable) resident in, such jurisdiction would breach any applicable law or regulation (each an **Excluded Territory**);

(b)   it is not resident, domiciled or has a registered office in the UK, or if it or any entity, person or account for whom it is acting is resident domiciled or has a registered office in the UK:

    (i)   it is a "qualified investor" within meaning of section 86(7) of FSMA; and

    (ii)   it has not offered or sold or will not offer or sell any Exchange Shares or Commission Shares to any entity, person or account resident, domiciled or with a registered office in the UK in connection with the issue of the Exchange Shares or Commission Shares except to qualified investors within the meaning of section 86(7) of FSMA in circumstances where it is permitted to do so under FSMA;

(c)   it is not resident, domiciled or has a registered office in any Member State of the EEA, or if it or any entity, person or account for whom it is acting is resident, domiciled or has a registered office in a Member State of the EEA:

(i) it is a "qualified investor" within the meaning of Article 2(e) of the Prospectus Regulation; and

(ii) it has not offered or sold or will not offer or sell any Exchange Shares or Commission Shares to any entity, person or account resident, domiciled or with a registered office in any Member State of the EEA in connection with the issue of the Exchange Shares or Commission Shares except to qualified investors within the meaning of Article 2(e) of the Prospectus Regulation;

(d) if it is in the United States, it understands that the Exchange Shares and Commission Shares are "restricted securities" as defined in Rule 144(a)(3) under the US Securities Act to the same extent as the Bonds. In addition, it agrees that it will only transfer such Exchange Shares and/or Commission Shares if:

(i) there is an effective registration statement under the US Securities Act and such transfer is registered pursuant to, exempt from or not subject to any other applicable securities laws covering such securities;

(ii) the transfer is made to a person that the transferor, and any person acting on its behalf, reasonably believes is a "qualified institutional buyer" (**QIB**), as defined in Rule 144A, purchasing for its own account or for the account of one or more QIBs;

(iii) the transfer is made in accordance with Rule 144 (**Rule 144**) under the US Securities Act, and the Plan Company receives evidence reasonably satisfactory to it that the provisions of Rule 144 have been complied with;

(iv) the transfer is made in accordance with another exemption from registration under the US Securities Act and if requested, the Plan Company receives an opinion of counsel from the holder of these securities to such effect, reasonably satisfactory to it;

(v) the transfer is made in an offshore transaction in accordance with Regulation S; or

(vi) the transfer is made to the Plan Company, or one of its subsidiaries, in each case in accordance with any applicable securities laws of any State of the United States;

(e) if it is in the United States, it understands and acknowledges that the Plan Company and its respective agents shall not be obligated to recognise any resale or other transfer of the Exchange Shares or Commission Shares made other than in compliance with the restrictions set forth in paragraph 6(d) of this Annex B;

(f) if it is in the United States, it and any subsequent holder of Exchange Shares or Commission Shares will notify any person to whom it subsequently re-offers, resells, pledges, transfers or otherwise disposes of the Exchange Shares or Commission Shares of the foregoing restrictions on transfer set forth in paragraph 6(d) of this Annex B;

(g) if it is in the United States, it understands that the offer to it of Exchange Shares or Commission Shares has not been registered under the US Securities Act and that such offer is being made to it and a Nominated Recipient in reliance on an exemption from, or in transactions not subject to, the registration requirements of the US Securities Act. As a result, the Exchange Shares and Commission Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States;

(h) it understands that any subsequent transfer of Exchange Shares or Commission Shares by it is subject to the restrictions and conditions set forth in the constitutional documents of the Plan Company and it agrees to be bound by, and not to resell, pledge or otherwise transfer any Exchange Shares or Commission Shares except in compliance with such restrictions;

(i) it satisfies any and all standards for investors making an investment in the Exchange Shares or Commission Shares imposed by the jurisdiction of its residence or otherwise;

(j) it is empowered, authorised, and qualified to receive Exchange Shares and Commission Shares;

(k) it will comply with all laws that apply to it in any place in which it accepts, holds or sells any of its Exchange Shares and Commission Shares. Such person or Nominated Recipient has obtained all consents or approvals that it needs in order to receive its Exchange Shares and Commission Shares, and the Plan Company is not responsible for compliance with these legal requirements;

(l) it has complied with all of its obligations in connection with money laundering and terrorist financing, including, without limitation under the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, the UK Criminal Justice Act 1993, the UK Money Laundering Regulations 2007 and it complies with the UK Bribery Act 2010; and it is not currently subject to any US sanctions administered by the Office of Foreign Assets Control of the US Treasury Department;

(m) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Exchange Shares and Commission Shares in, from or otherwise involving the United Kingdom;

(n) it is entitled to receive its Exchange Shares and Commission Shares under the laws of all relevant jurisdictions which apply to it and it has fully observed such laws and obtained all such governmental and other guarantees and other consents which may be required thereunder and complied with all necessary formalities;

(o) it acknowledges that the Exchange Shares and Commission Shares have not been and will not be registered under the securities legislation of any Excluded Territory and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within any Excluded Territory;

(p) it authorises the Plan Company or any person authorised by them, as their agent, to do all things necessary to effect registration of any of the Exchange Shares and/or Commission Shares received by it into its name(s) and authorises any representative of the Plan Company to execute and/or complete any document required for that purpose; and

(q) it has not and will not solicit offers for, or offer or sell, Exchange Shares or Commission Shares by any form of general solicitation or general advertising (as those terms are used in Regulation D under the US Securities Act) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the US Securities Act.

PART 5: EXECUTION OF ACCOUNT HOLDER LETTER BY ACCOUNT HOLDER

Full name of Account Holder
(as applicable)……………………………………………………………………………………………

Account Number of Account Holder at Euroclear or
Clearstream……………………………………………………………………………………………..

Authorised Employee of Account Holder……………………………………………………………….
(print name)

Telephone no. of Authorised Employee (with country code)……………………………………………

E-mail of Authorised Employee……………………………………………………………………..

Authorised Employee Signature ……………………………………………………………………
(sign)

Date……………………………………………………………………………………………….

Before returning this Account Holder Letter or any part of this Account Holder Letter, please make certain that you have provided all the information requested.

Original paper copies of signed Account Holder Letters and Securities Confirmation Forms should not be sent to the Information Agent. Account Holders are requested to submit pdf copies of the Account Holder Letters and the Securities Confirmation Form to the Information Agent either online via the Plan Website (https://deals.lucid-is.com/hurricane) or via email to hurricane@lucid-is.com.

Appendix E – Outcome Report

Restructuring Advisory

Project Florida II
Restructuring Plan Relevant
Alternative Scenarios

12 May 2021





Important notice

This document is provided solely in connection with Project Florida II under the terms of our engagement letter dated 3 November 2020, as varied by our letter dated 18 March 2021 (see Appendix).

This document is provided on the basis that PwC accepts no liability (whether in contract, tort, including negligence, or otherwise) to the parties or any other person in respect of Project Florida II, other than our Client.

This document must not be made available or copied in whole or in part to any other person without PwC's express written consent.

This document contains information obtained or derived from a variety of sources, as indicated within the document. PwC has not sought to establish the reliability of those sources or verified the information so provided.

Accordingly, no representation or warranty of any kind (whether express or implied) is given by PwC to any person (except to our Client under the relevant terms of the Engagement Contract) as to the accuracy or completeness of the document.

Our work has been based on a review of the Company corporate model, "210505 - HUR Model vShared (Updated FWC)" and the group unaudited balance sheet as at 31 March 2021. Use of additional company information has been referenced where relevant.

The range of possible cash and recoveries to Creditors included in this paper represent illustrative recoveries only, in the context of the hypothetical scenarios we outline which reflect an uncontrolled liquidation and a controlled wind down.

We reserve the right to update our analyses as appropriate if the new additional data becomes available after the delivery of this document.

We have not performed an audit, market study, due diligence on Management's assumptions and model nor a review of the market as part of our work. Our work does not constitute an opinion or assurance.

COVID-19

It is not possible for us to assess with any certainty the implications of COVID-19 on Hurricane Energy Plc, either in terms of how long the current crisis may continue or in terms of its impact, potential or actual, on Hurricane Energy Plc's business. For example, Hurricane Energy Plc is likely to face significant operational issues where the authorities have implemented, or may implement, measures to contain and/or prevent the spread of COVID-19. In relation to the controlled wind down, we note that the potential variation between projected and actual results is likely to be materially greater than it might otherwise have been. We take no responsibility for the achievement of projected or predicted results or balances.



Hurricane Energy Plc

The Wharf,
Abbey Mill Business Park,
Lower Eashing,
Godalming,
GU7 2QN

For the attention of Richard Chaffe

Dear Sirs

We report on Hurricane Energy Plc ("the Company" or "Plc") in accordance with our agreement dated 3 November 2020, as varied by our letter dated 18 March 2021.

The Board is considering presenting a Restructuring Plan to court and certain creditors and has sought an update to our previous work on the potential hypothetical outcomes that may arise in a counterfactual situation. We have prepared this report based on two scenarios requested by Management. We understand that the Board will include this report as part of its wider consideration of an appropriate alternative scenario for the Restructuring Plan proposal, alongside input from its other advisers and its own views.

This document has been prepared based on a model provided by Management on 6 May 2021 and on scenarios discussed between Management and its advisers between then and 12 May 2021.

We draw your attention to important comments regarding the scope and process of our work, set out in the Appendix.

Save as described in the agreement or as expressly agreed by us in writing, we accept no liability (including for negligence) to anyone else or for any other purpose in connection with this analysis, and it may not be provided to anyone else except as set out on pages 48 and 49 and to your legal advisors (Dentons) and other financial advisors (Evercore) on a hold harmless basis.

Yours faithfully,

[signature]

PricewaterhouseCoopers LLP

Any reference in this report to Dentons' advice is to advice provided to the Company in accordance with Dentons' terms of engagement. The advice has been shared on the basis of common interest privilege, and privilege in the advice has not been waived.

Jason Higgs
Partner
jason.c.higgs@pwc.com
+44 7841 568922

Rob Turner
Partner
robert.m.turner@pwc.com
+44 7590 351990



Contents



At a glance

1

Management is proposing a Restructuring Plan to implement an extended wind down to the benefit of creditors.

1   The group faces significant challenges

Whilst production from fractured reservoirs is common globally, the group was the first operator to target and develop such reservoirs on the UK continental shelf.

The group drilled wells in six fields of which only Lancaster reached production. Following poor production data, 2P reserves in Lancaster were downgraded from 37m to 16m barrels in 2020 (and have since been downgraded further to 7.1m barrels in Apr-21). Contingent resources were also downgraded.

The group's financial position deteriorated in 2020 following a decision to cease production from the 7Z well as a result of increasing water cut, and crude price fluctuation.

$230m of bonds are due to mature in Jul-22. The bondholders have formed an ad-hoc group (representing 69% of bonds) and have entered into a lockup agreement with the group with a view to implementing a restructuring.

2   The Restructuring Plan

Management is proposing a Restructuring Plan ("RP") with the support of its advisers. The RP base case proposes amending the terms of the existing bonds whilst the group continues to trade with the aim of improving returns to certain creditors: this is an extended wind down case.

In support of the RP, Management has requested PwC's estimate of the outcome for creditors in two certain alternative scenarios. The two scenarios are presented as i) the "controlled wind down" and ii) the "uncontrolled liquidation". We understand that Management will present these alternative scenarios to the Court and to creditors to demonstrate that the extended wind down case represents an appropriate route forward.

This report presents the analysis of the two alternative scenarios that have been chosen by Management and does not comment on the merits of the extended wind down case or other options that Management has considered.

3   i) Management's controlled wind down scenario

The FPSO, the Lancaster production facility, is operated under a lease with Bluewater. The initial term of the lease expires on 4 Jun-22, with notice for extension due by 4 Jun-21. This provides the economic breakpoint around which Management has built the controlled wind down scenario, and a period of production which is expected to improve creditor returns whilst avoiding the costs of an earlier termination.

Accordingly, Management's plan foresees production ending in May-22 with decommissioning following immediately over 3-4 months, with remaining matters being finalised by Mar-23, at which point a liquidator would be appointed.

The plan benefits from avoiding a significant FPSO early termination fee of up to $22.0m and from using the current Management team for operations and decommissioning.

We have reviewed, challenged, and understood Management's commercial judgements, however, where scenarios rely on matters of a technical, geological or engineering nature, we have not sought to challenge assumptions as this is outside of our scope.

4   Risks to the controlled wind down scenario

Whilst we would not propose to amend Management's assumptions, there are a number of variables that are outside its control. In particular, we highlight the oil price, which is modelled based on a forward curve dated 5 May-21, and production, which is modelled as a steady slow decline. These and other core assumptions may vary significantly (positively or negatively), materially impacting the outcome for creditors.

There are several stakeholders whose input is important for the success of the controlled wind down:
- regulators;
- employees
- bondholders;
- Bluewater;
- Spirit Energy;
- shareholders; and
- the Directors.

We assume that these stakeholders would act in their own best interests.

The bondholder and other Plc unsecured creditor outcome is variable (based on factors including oil price) but is estimated to be greater in a controlled wind down (66.6c/$ v 33.9c/$).

5	Successful controlled wind down

A successful controlled wind down is intended by Management to result in fully decommissioned assets with the balance sheet assets being realised in an orderly fashion, trading and decommissioning liabilities being discharged or fully provided for whilst the Directors would be able to maintain close monitoring of the position. During this period interest on bonds is projected by Management to continue to be serviced. The final outcome would be a residual cash balance for the benefit of certain residual creditors, substantially the bondholders.

During this period the Directors may be able to take action to mitigate contingent claims such as employee consultation and to resolve issues such as realising value from unused inventory or clearing tax queries.

The Directors would then seek to appoint an insolvency practitioner who is not the official receiver (given the decommissioning liability would be cleared or covered) at lower cost and with the ability to achieve a quicker liquidation process in order to distribute funds.

6	ii) Uncontrolled liquidation

If creditors (most likely bondholders) seek to take enforcement action prior to wind down or do not agree with the wind down strategy, there may be significant funds in hand but the Directors would be unable to make a partial repayment to the bondholders at that stage given the uncertainty of the insolvency outcome.

To reduce the risk of enforcement action during the wind down process, the Directors may consult their legal advisers on whether or not some form of agreement with creditors and or bondholders is feasible.

The Directors would likely have to petition for the appointment of a liquidator which would probably be the official receiver ("OR") given the inherent uncertainty in quantifying the decommissioning liabilities and other unknowns. **The OR would then likely run a similar decommissioning process, but with additional costs, incremental challenges retaining essential skilled resource, and close regulatory scrutiny (as the Company would still require a licence).**

7	Creditor outcome

We have estimated the outcome for the creditors of the two key entities, Hurricane Energy Plc Limited ("Plc") and Hurricane GLA Limited ("GLA") under the two alternative scenarios based on Management's projections. These entities are key as GLA is the main trading entity and Plc has the economic interest in GLA by virtue of its large intercompany balance.

In an uncontrolled liquidation, the recovery for creditors is estimated to be 4.2c/$ in GLA and 33.9c/$ in Plc. In a controlled wind down, the recovery is estimated to increase to 23.6c/$ in GLA and 66.6c/$ in Plc, mainly due to the increased cash from trading. In addition, the bondholders are forecast to receive 9.4c/$ interest in the controlled wind down (post amount paid Apr-21).

As noted above there are significant variables that could impact the outcome for creditors. In our high and low sensitised cases of the controlled wind down scenario, the recovery for Plc creditors could be between 79.5c/$ and 36.9c/$, which is still more than the uncontrolled liquidation. **Neither scenario realises value for shareholders.**

Estimated outcome analysis*	Illustrated High (page 34)		Forward Curve (pages 36, 37)		Illustrated Low (page 34)	
$	Plc	GLA	Plc	GLA	Plc	GLA
Uncontrolled liquidation						
Recovery (excluding interest) - cents in the dollar	n/a	n/a	33.9	4.2	n/a	n/a
Interest recovery to bondholders - cents in the dollar	n/a	n/a	-	-	n/a	n/a
Controlled wind down						
Recovery (excluding interest) - cents in the dollar	79.5	28.7	66.6	23.6	36.9	12.0
Interest recovery to bondholders - cents in the dollar	9.4	-	9.4	-	9.4	-

*The outcomes have not been discounted e.g. for time value of money.
Note: high/low cases have not been presented for the uncontrolled liquidation because the outcome is less dependent on variables such as oil price, production levels.

If the controlled wind down is not completed, Management may, in due course, implement a later uncontrolled liquidation, the outcome of which could be between an immediate liquidation and a controlled wind down.

8	Risks

Whilst the outcome from a controlled wind down is estimated to be greater than an uncontrolled liquidation, it carries some risk in terms of the likelihood of it being successfully achieved and in terms of the Directors' position.

The key risks to the outcome are highlighted on the previous pages and the Board is taking independent legal advice in respect of its own position.

Notwithstanding the apparent benefit of the controlled wind down to the outcome for creditors and the proposed completion of decommissioning works, there is a potential risk that the regulator uses its powers to take action against PLC or GLA prior to the completion of the controlled wind down. This poses the risk of a complete loss of the license and therefore economic value to the creditors.

9	Possible response by Directors if risks crystalise

In the event that either: the risk from trading and decommissioning increases such that it is no longer likely to deliver a better result for creditors; or if the Directors reach the conclusion that continuing to implement the controlled wind down exposes them to significant personal risk, the option would remain to revert to the uncontrolled liquidation i.e. by the Directors appointing the OR on the basis that such an appointment could be less disruptive and could result in a better outcome for creditors than if a third party took action.

Whilst this may not achieve the full estimated controlled wind down recovery quantum, any additional funds generated from trading up to that point would likely be available to benefit creditors, and plans towards ultimate decommissioning would likely have been progressed, and therefore it is likely that an uncontrolled liquidation at a future date would have a better outcome than an immediate uncontrolled liquidation.



Introduction

2

Introduction

The purpose of this report is to assess the outcome of two liquidation scenarios, illustrating the impact of these scenarios on recoveries to the group's creditors ("Restructuring Plan Creditors") which primarily comprise the Jul-22 Unsecured Bondholders, other trading creditors and shareholders

In support of the group's proposed Restructuring Plan we have been engaged to evaluate and illustrate the impact on recoveries to the Restructuring Plan Creditors in the event of two scenarios:
1) an uncontrolled liquidation or
2) a controlled wind down.

This report gives an overview of the key considerations, assumptions and risks attributable to both scenarios as well as concluding on the expected recoveries to creditors under each.

The two alternative scenarios (and the extended wind down case presented in the Restructuring Plan) project that production and trading will cease, and there will not be a residual going concern entity. However, the different scenarios result in different outcomes for the body of creditors, with Management projecting increasing group net cash balances from the continuation of trade.



Scope

We have identified the key operating entities within the group which contain the material assets, interests and related liabilities; Plc and GLA

Work performed

We have performed an illustrative desktop recoveries analysis on the key operating entities as well as a wider balance sheet review of these entities

Information

We have relied on financial information included in Management's financial model as well as Management's unaudited balance sheet information dated 31 Mar-21

Scenarios

We have produced illustrative outcome statements for creditors of all key operating entities under two scenarios: 1) an uncontrolled liquidation and 2) a controlled wind down

The alternative scenarios

The two scenarios are an uncontrolled liquidation or a controlled wind down of the group

1st choice	Restructuring *(extended wind down)*	This plan is being proposed by Management and its advisors. We note that although the current Business Plan is cash generative, Management does not expect that Plc will be in a position to redeem the bonds of $230m when they mature in Jul-22.

2nd choice — Alternative scenarios

Scenario 1 - uncontrolled liquidation

Group enters liquidation and the OR is appointed - all trading ceases

Present

Liquidation

The OR is appointed and liquidates the key operating entities immediately in order to recover as much cash as possible, maximising creditor returns

OR-led decommissioning

Decommissioning of GLA would fall to the OR which would be a longer and more costly process due to the OR's lack of sector expertise and the requirement to appoint third party specialists or retain the existing Management team at additional cost

Scenario 2 - controlled wind down

Business operates as usual up until the Bluewater contract expires on 4 Jun-22, at which point Management winds down the remaining operations and then appoints a liquidator.

Present

Wind down the business

Production at GLA continues until May-22, shorty after which the Bluewater contract expires with no additional costs and operations begin to wind down

Management-led decommissioning

Decommissioning of GLA begins in Jul-22 and is implemented by current Management team

Liquidation

A liquidator is appointed to Plc and GLA from Apr-23 to wind down the entities

Notes: 1) Timelines are illustrative, they do not show which option will lead to faster completion of liquidation

Scenario summary

The scenarios presented in this report reflect the situation whereby a restructuring process cannot be implemented and the group is seeking alternative routes to maximise returns to its stakeholders whilst remaining mindful of its regulatory obligations with respect to its future decommissioning liabilities. We have calculated the illustrative impact on Creditors in two scenarios

Scenario 1 - uncontrolled liquidation

- The impact of this process has been **calculated on the basis that this is an accelerated and uncontrolled liquidation** with cessation of trade in Mar-21. Mar-21 has been used as the outcome statement relies on actual management account balances and Mar-21 was the latest available set of Management results as the time of writing this report.
- **In this scenario we assume simultaneous liquidations** of Plc and GLA, resulting in the OGA terminating operating licences, as well as forfeiture of all rights under the Joint Operating Agreements.
- **The Directors of the Company would appoint the OR** as liquidator. The OR would then assume all executive authorities and would immediately freeze bank accounts, make all staff redundant apart from those essential to service the decommissioning and wind down, realise the stock and debtor assets, seek to complete any outstanding decommissioning, adjudicate creditor claims and make distributions, before dissolving the companies.
- **There are a number of contingent liabilities** that we would expect to crystallise and dilute creditor recoveries in this scenario:
    - **The termination fee due to Bluewater** under the current FPSO contract would become payable (see notes in the Estimated Outcome Statements on page 37).
    - **Termination of supplier contracts** - potential costs could arise for expenses incurred by or on behalf of the group prior to provision of the termination notice.
- **If liquidation occurred before Oct-21** (being the date Management forecasts the completed decommissioning of the Lincoln site), the OGA may require Spirit Energy (50% JV share on Lincoln) to perform the decommissioning of the Lincoln site. Spirit Energy would then have an unsecured claim into Plc for the Company's share of the $12.9m gross decommissioning costs (Plc share being $6.5m).

Scenario 2 - controlled wind down

- The impact of this process has been **calculated on the basis that the group continues to produce oil until May-22**, during which time it is forecast to be cash generative, before ceasing all operations, exiting the FPSO contract at the contractual break point (for no additional fee) and winding down the remaining operations in a controlled manner.
- **This assumes that the Company maintains control** of the business to Mar-23, e.g. it completes the:
    - final production and doesn't extend the Bluewater lease;
    - staff redundancy process, including making retention bonus payments to keep essential staff required for the decommissioning and wind down;
    - decommissioning of GLA June to Sep-22; and
    - final collection of debts and payment of trade and other payables.
- **At which point it would then appoint a liquidator**, who would assume all executive authorities, adjudicate claims and make the final distributions.
- **This assumes that the Bondholders** grant an extension to the bond maturity until Mar-23 or provide a waiver for the Jul-22 maturity repayment i.e. do not enforce in Jul-22 and allow Management to complete the controlled wind down.
- **The decommissioning process could potentially be longer** than currently forecast in both the controlled wind down and uncontrolled liquidation. This would result in an extended period of general and administrative costs which will further diminish returns to creditors. The duration of any such extended period is inherently uncertain and so has not been modelled.

For both scenarios, the tax affairs of the group are outside the scope of our work and we have assumed that the tax positions for the key entities do not create significant additional issues and could be finalised within the time allowed.

**BEIS may seek to appoint the OR in the event it believes the Company is insolvent and its licence is forfeited. However we believe it is likely the Directors would appoint the OR prior to this on the basis that such an appointment could be less disruptive and could result in a better outcome for creditors.*

Illustrative dividend timeline

The diagram below illustrates how an earlier but uncontrolled liquidation may result in a later dividend payment to creditors due the extended decommissioning period under the OR





Asset overview

3

Group structure

In order to assess the viability of the two alternative insolvency scenarios, we have reviewed and presented estimated outcome statements for the following entities:

1 Hurricane Energy Plc

2 Hurricane GLA Limited

We have identified these as the Key Operating Entities which contain, in aggregate, materially all of the group's assets and liabilities. We have presented an overview of these assets and liabilities on the following pages as they drive the estimated outcome statement recoveries presented on page 36 and 37.

Decommissioning funding	Entity	Est. liability ($m) - Dec-20
Lancaster EPS	Hurricane GLA Ltd	$39.6m
Lancaster 4Z	Hurricane GLA Ltd	$1.5m
Lincoln 14	Hurricane GWA Ltd - assume GLA & Spirit Energy will fund the liability unless GLA is liquidated	$6.5m ($12.9m total, GWA liable for 50% under JV)
Whirlwind well	Hurricane (Whirlwind) Ltd - assume Plc will fund the liability	$0.4m



Assets - licences

Overview of licences	
P1368 - Lancaster and Lincoln	• Lancaster sub-area owned by GLA, Lincoln sub-area owned in part by GWA (50%) and Spirit Energy (50%); term ends 21 Dec-24 • Lancaster has one well currently producing, and another well suspended due to water cut • Lincoln is not currently producing, but has one suspended well that the OGA requires to be plugged and abandoned by Oct-21 • Lincoln field development plan (FDP) is due in Sep-24 • Sub-areas Lancaster and Lincoln must progress between field development phases at the same time as they are under one licence: Lincoln must be ready to move to the production phase before Lancaster can do so
P2294 - Warwick	• Owned by GWA, term expiring 31 Aug-23 • No current or planned production - both wells have been fully plugged & abandoned • No further decommissioning liabilities unless there is further activity, per Management
P2308 - Halifax	• Owned by GLA, term expiring 13 Nov-24 • No current or planned production - well has been fully plugged and abandoned • No further decommissioning liabilities unless there is further activity, per Management • 2021 CPR attributes no reserves to Halifax, capitalised expenditure thus all impaired at 31 Dec-20

Issues to be considered

Plc is the operator of three licences - of which licence P1368 is the primary focus as the only licence in which Hurricane is currently producing, through the Lancaster EPS.

The key considerations regarding Hurricane's licences are:

(1) Risk of delays in the progression of the Lincoln sub-area

Progression into the production phase for Lincoln relies on the submission of the FDP by 22 Sep-24. This is subject to the approval of the OGA. If the Lincoln FDP is not approved by this date, the Lancaster EPS will only be able to move into the next phase of extended production (assuming that Lancaster is still producing) if Lincoln is relinquished.

However, if the OGA considers sufficient progress has been made on Lincoln's development (even without an approved FDP) it may grant dispensation to extend the term of the current phase of the licence or move into the production phase early.

(2) Risk of licences being revoked by the OGA, on the basis of insolvency

The OGA has the right to revoke a licence if an operator becomes insolvent. Most relevantly, per Dentons, this considers insolvency contexts in which the operator is "unable to pay its debts as they fall due", where this includes debts that fall due "in the reasonably near future, which depends on context".

The OGA's actions will therefore play a pivotal role in any process for Hurricane. Typically, the OGA tends to prefer to avoid revoking licences, as doing so entails an additional tender process. Note that there may be partial revocation of the licences shared with Spirit Energy.

In case of insolvency, funds for much of Hurricane's decommissioning obligations are already held in trust and any additional sums may rank as an expense of an insolvency.

Assets - Tangible as at 31 Mar-21

Tangible asset	Description	Hurricane Energy Plc ($m)	Hurricane Energy GLA Ltd ($m)
Cash and cash equivalents	Cash is the largest tangible asset on the balance sheet and comprises total cash in bank of $179.5m (gross of $12.3m working capital adjustment) of which $63.5m is restricted, leaving $116.0m unrestricted cash. The Directors ensure that surplus cash is retained in the GLA bank account rather than being swept into Plc, to ensure that no particular creditor is being preferred.	64.6	51.4
Restricted cash	The restricted element of cash relates to: 1. $22.0m for the Bluewater FPSO termination fee ($18.7m in escrow, $3.3m held in reserve but not in a separate escrow account, and has been treated as restricted cash); 2. $25.8m in escrow for the decommissioning liability ($23.5m for Lancaster which is held by Law Debenture Trust and $2.3m for Lancaster 4Z); and 3. Additional Lancaster liability of $15.7m which represents the liability gross of tax which is not in escrow but in the uncontrolled liquidation, it is treated as a restricted cash balance. *Note that the amount lodged with Law Debenture Trust has now been placed in a 6 month investment deposit.*	-	63.5
FPSO Lease	The FPSO lease is discussed on page 19 and is held on the balance sheet under IFRS 16.	-	19.6
Trade and other receivables	Most of the balance in Plc (c.75%) relates to JV invoices/accrued amounts due from Spirit Energy (50% GWA JV partner).These balances are adjusted for as part of the WC adjustment (per slide 41). The balance in GLA relates to prepayments (insurance invoices) and debtors comprising true-up payments due from BP following actualisation of final pricing of cargoes.	13.5	1.0
Inventory	The inventory comprises of $7.9m crude inventory in GLA and $7.3m in Plc of spare parts, supplies for drilling and a trivial amount of fuel/chemical inventory.	7.3	7.9
Deferred tax assets	An accounting tax balance which per Management, is expected to be written off as at 31 Dec-21	0.1	-
Leased property	Plc leases 2 properties and is held on the balance sheet under IFRS 16: An office in Aberdeen, sub-leased from Petrofac (the 3rd party well manager). Two floors leased for the operations team, but located in two seperate buildings in Surrey (where the HQ is also located).	2.0	-
Property, plant and equipment	The property, plant and equipment on the balance sheet relates to office fixtures and fittings and equipment.	0.1	0.2
	Source: Mar-21 balance sheets - note the above table excludes investments, intercompany balances, intangible assets (licences) and capitalised oil & gas assets, and a number of other insignificant lines (combined value < $180k).	**87.6**	**143.6**



Liability overview

4

Liabilities - FPSO

Lease overview	
Contract length	10 years inclusive of options to extend at three years (Jun-22) and six years (Jun-25)
Day rate	• $25k/day until 4 Jun-21 • $75k/day from 5 Jun-21 onwards
Incentive tariff	Charged on the net sales price per barrel of oil; • 9% until 4 Jun-21 • 8% from 5 Jun-21 onwards
POSA day rate and management fee	Operating costs and profit element charged based on agreed contract prices covering; • Staff salaries • Food • Vessel maintenance • Insurance
Shortfall charges	If production falls below 6,000 barrels a day for six consecutive months, the group is charged the incentive tariff on the basis of 6,000 barrels at $50/barrel (note: forecast production never drops below 8,700 barrels a day). If production falls below 6,000 barrels per day for reasons solely attributable to the performance of the reservoir(s) at the Greater Lancaster Area, GLA has the right to terminate the Charter, unless GLA agrees to pay the shortfall charge.
Termination fee	Two break points. Exiting the lease outside of either break point incurs a fee. Maximum charge of $56m reducing on a linear basis over the remaining term of the options period. Total fee at the end of Mar-21: $22.0m

Lease overview

In order to retrieve and transport the crude oil produced by the wells in the Greater Lancaster Area, GLA leases a floating production storage and offloading (FPSO) vessel from Bluewater, an FPSO vessel operator.

Under the contract, GLA pays a pre-agreed day rate to lease the vessel, an incentive tariff and a production and operating service agreement ("POSA") day rate and management fee.

The current day rate is $25k per day, equating to an average monthly cost of $0.8m between Apr-20 and Mar-21.

Under the current lease agreement, the day rate increases on 5 Jun-21 by $50k/day to $75k/day, resulting in an additional c.$1.5m of monthly opex from that point. It should be noted that the incentive fee also decreases one percentage point at the same date which will result in c.$0.1m saving per month.

The incentive tariff is based on a pre-agreed percentage of the net sales amount, and between Apr-20 and Mar-21 this equated to 9%, $16.6m in total, or an average of $1.4m per month.

The POSA day rate and management fee covers the operational costs (and profit element due to the operator) of running the vessel e.g. staff salaries, food and maintenance. The POSA day rate and management fee equated to $0.3m a month over the same period.

If the group wishes to activate the lease extension option (at Jun-22, Jun-25), it must do so with one year's notice to Bluewater, therefore, if the vessel is -

-required from Jun-22 onwards the group will need to commit to a lease extension no later than 4 Jun-21. Consideration must be given to the contractual cost increase of the lease from Jun-21 onwards.

Termination escrow overview

GLA is required to keep cash in an escrow and in reserve in order to meet a potential early termination fee should it choose to exit the lease outside of the break dates. The requirement effectively restricts the cash from group operations. The fee is based on a maximum amount of $56m decreasing on a linear basis over the duration of the lease. The termination fee begins on the date of entering into the lease and then reduces each month on a straight line basis.

At Mar-21 the termination fee is $22m, of which $18.7m is held in an escrow account and $3.3m is held in reserve (but not in a separate escrow account).

As the lease term progresses, the fee reduces and cash can be released from the reserve account. The funds remain in escrow until the Company elects not to exercise its option to extend its charter period or at the expiry of the charter period.

We understand that the cash held in the reserve account is not restricted and it would be available to any liquidator on insolvency. The monies held in escrow may be subject to a claim by a liquidator on insolvency.

Liabilities - Bonds

Bond overview	
Quantum	$230m
Conversion price	Conversion price of $0.52 per share
Coupon	7.5% paid quarterly on; 24 Jan, 24 Apr, 24 Jul and 24 Oct
Maturity	24 Jul-22
Issuing entity	Hurricane Energy Plc
Security	First fixed charge over the Issuer bank account (different to entity bank accounts)
Covenants	None
Events of default	• Interest owed under the bond's coupon is not met for 14 consecutive days of the contractual payment date; or • The final redemption cannot be met
Change of control clause	The issuing entity must inform bondholders within 14 days of a change of control at which point bondholders may request redemption at par
Purchase	The group has the right to purchase an unlimited quantum of the bonds on the open market

Bond overview

In 2017, Plc issued a $230m convertible bond from the Plc entity in order to fund its exploration of the Greater Lancaster Area, west of Shetland following the receipt of a licence from the OGA to drill at the site.

The bonds mature on 24 Jul-22 and attract an annual coupon of 7.5%, with the group having met all quarterly payments up to and including the amount due in Apr-21.

Upon issuance of the bonds, the group was required to prepay eight quarters worth of interest into an Issuer Bank Account over which the bondholders were granted a fixed charge. The final interest payment from this account was made in Jul-19 and as such the account contains no funds. The bondholders hold no other security and so are classed as unsecured, ranking pari passu with all other unsecured creditors.

The terms and conditions of the bonds contain a restriction on incurring indebtedness, as well as a negative pledge, but there are no financial covenants included apart from an event of default clause. This clause states that if the group is unable to meet its interest payment obligations under the contract for 14 consecutive days then the bonds become immediately repayable in full.

In the event that there is a change of control of the group, or the group delisted from the AIM stock market, bondholders have the right to request redemption of the bonds' principal amount 14 days after either event. The redemption would also include any accrued but unpaid interest.

Bondholders have the right to convert their bonds at any date up until 14 Jul-22, subject to compliance with the bond trust deed, for a conversion price of $0.52.

Key considerations

Based on the multiple operating scenarios produced by the group it does not appear that the bond redemption at par can be met in Jul-22 and as such a deal will need to be reached in conjunction with them if the group is to continue operating for any extended period of time.

The bondholders will use the forecast recoveries within this report as a delta to any potential deal proposed by Management and therefore, any deal will need to show an improved return in order to elicit their support.

The bondholders represent 98.4% of Plc's unsecured creditors and so would be the main beneficiary of the realisations in any Plc insolvency scenario. No current operating scenario proposed by Management can meet the bondholders redemption due in Jul-22.

The bonds do not have a direct creditor claim into GLA (the key operating entity of the group) but indirectly via an intercompany loan from Hurricane Energy Plc which represents 97.8% of GLA's unsecured creditors.

Liabilities - Decommissioning provision

Decommissioning liability	Overview	Liability estimate (Latest Dec-20*)	Considerations

Lancaster EPS	• Total liability per the latest estimate in Dec-20 was $39.6m (£30.5m) which is made up of;
	  – Wells: $18.5m - plug and abandon (P&A) the producing Lancaster well, other wells already undergone P&A
	  – SURF: $14.7m - removal of subsea umbilicals, risers and flowlines
	  – FPSO: $4.5m - disconnection and removal of the FPSO, which is Bluewater's responsibility once 500m from the site
	  – Other: $1.9m
	• Per OPRED requirements, cash equal to the agreed estimate liability is held in trust, net of tax, to meet the future decommissioning costs
	• At the last estimate date, Plc has placed £16.8m ($23.0m) in trust against this liability, being net of assumed 40% tax on the previously agreed total liability of £30.5m ($39.6m)
	  – In Jul-20, OPRED requested GLA deposit the remaining £11.2m ($15.7m) liability amount in trust i.e. on a pre-tax basis.
		Total: $39.6m	• The cash held in trust against this liability is subject to the Petroleum Act 1998 which disapplies the Insolvency Act 1986 in any wind down and so is treated as restricted in all recovery analysis
			• GLA currently post the liability in trust net of a 40% tax rate. OPRED has requested this balance be posted gross of tax ($15.7m) In the event that GLA conclude on implementing a contingency plan to wind down there is a high probability that OPRED will ask for monies in trust to be increased to 150% of the liability to ensure costs are covered. The group has sufficient cash for these liabilities but OPRED may seek the funding from whoever has sufficient funds

Lancaster 4Z Well	• Latest estimate of the liability in Dec-20 is $1.5m (£1.1m) versus $2.3m (£1.7m) held in trust	Total: $1.5m	• Potential excess funds to be released to GLA based on latest estimate
Lincoln 14	• Latest estimate of the liability in Dec-20 is $13.0m (£10.0m) • This cost will be split 50/50 with Spirit Energy as it relates to the South Lincoln licence which is held in the GWA joint venture • GWA has no cash in trust to cover this amount and is required by the OGA to complete the clean up by Oct-21	Total: $6.5m	• The OGA may exert power elsewhere in the group e.g. GLA to push Directors into reserving additional cash
Whirlwind well	• Hurricane Whirlwind Ltd's well was decommissioned earlier in FY20 but there is a small amount of clean up required at the site	Total: $0.4m	• The OGA may exert power elsewhere in the group e.g. Hurricane (Whirlwind) Limited to push Directors into reserving additional cash

Decommissioning estimates are formally revised every 6 months. The latest estimates performed were at Dec-20.

Liabilities - Others

Liability	Description	Liability quantum (31 Mar-21)	Considerations

Property leases	• Plc holds two leases which cover three sites;
	  – Head office, two floors held under two leases in Eashing, Surrey
	    • Lease term of ten years until 24 Mar-29 with no early termination clause
	    • Two separate annual rental amounts;
	      – The Wharf: £164.0k
	      – The Mill: £92.3k
	  – Two floors for operational functions held under a single lease in Aberdeen
	    • Leased term of eight years (Dec-26) with an early break clause at 11 Nov-23.
	    • Annual rent of £113.6k
		Total: $2.7m
		• Current: $0.4m
		• Non-current: $2.3m
		  ○ This element would likely be submitted as an unsecured claim in the event of a controlled wind down
			• The office in Aberdeen is leased from Petrofac who are the group's third party well management contractor and so any potential compromise of the lease liability could impact negotiations around ongoing operations
			• In an insolvency scenario, given the long lease terms, Plc faces a potential future lease claim of c.$2m which would equate to materially all of the non-current element of the lease
			• External property advice could be sought to explore potential sub-lease arrangements, particularly given the location of the Eashing properties, which could reduce any landlord claim

Trade and other payables	• This balance is predominantly related to the group's suppliers who provide them with all ancillary drilling services such as; transport of staff to and from the sites, provision of support vessels and operation of the wells
	• As at Mar-21 the balance of trade and other payables was split
	  – Trade payables: $0.2m
	  – Other payables: $17.5m
	• Included in other payables are $5.8m corporate accruals and $0.5m other creditors in Plc, $6.7m Opex and $4.5m Capex accruals in GLA
		Total: $17.7m
		• Current: $17.7m
			• The suppliers are key to the group's continuing operation and so agreements will need to be reached in order to continue to meet forecast production
			• Continued payment to terms will be necessary to ensure uninterrupted supply of services - the group's current creditors are all aged under 45 days

Liabilities - Contingent liabilities

Liability	Description	Liability quantum (31 Mar-21)	Considerations
FPSO lease termination fee	• As covered in page 19 the FPSO lease contract has an early termination clause included which activates if GLA terminates the contract outside of pre-defined periods. • At 31 Mar-21 this liability stood at $22.0m	$22.0m	• The first three year period of the lease ends on 4 Jun-22 and if Management intends to extend the lease into the second period they will need to formally do so by 4 Jun-21 • Any decision on a stop date for production will need to include any financial implications from cessation of the lease
Supplier contracts	• The group has eight supplier contracts that are deemed material (greater than $2m in value) which covers the operation of their wells, transport of staff to wells, treatment/offtake of by products and provision of support vessels • Contracts are generally based on generic 'LOGIC' T&C's, where a contract can be terminated by Management with no termination penalty, the only potential cost to the group would be for expenses incurred by a contractor on behalf of the group prior to provision of the termination notice.	N/A	• Early consultation with suppliers will provide them the best opportunity to find replacement business and the group an opportunity to reduce any additional costs for cancellation of services • Directors must ensure that if any contingency plan is put in motion creditor balances are not built up without intention to satisfy the costs as such actions may have Director duties implications
Employees	• Any wind down scenario will give rise to statutory and contractual employee costs such as holiday and redundancy pay • This will require a 30 day consultation period with employees prior to the launch of a redundancy process • Key staff would need to be retained in order to achieve an orderly controlled wind down of the group would would require additional retention amounts to be paid	$1.3m*	• Consultation period will need to be factored in to the controlled wind down scenario and timeline • Key personnel need to be identified early in the process to ensure the right people are retained through any wind down process

*note this does not include Management's forecast retention bonuses



Commercial

5

Approach of the Commercial section

The controlled wind down scenario is forecast to generate additional material funds from continued operations, which is one of the primary drivers of higher recoveries in the controlled wind down compared with the uncontrolled liquidation. However, there are (potentially material) risks associated with ongoing operations and future cash flow generation. Therefore in this section, we assess potential sensitivities to this free cash from operations in the controlled wind down case. Our analysis suggests that across a range of scenarios the business will be cash generative during the production period to May-22, short of a well failure or dramatic collapse in Brent price.

1 **Management's forecasts in controlled wind down**

Show Management's forecasts for production rate and free cash from operations in the controlled wind down scenario

2 **Sensitivities to free cash from operations in Management's controlled wind down case**

Outline sensitivities to Management's controlled wind down case and assess the effects on free cash from operations

3a **Brent price**

Present different Brent price forecasts and explore the effects of these different prices on free cash from operations

3b **Production rate**

Assess the reasonableness of Management's forecasts relative to third-party ERCE forecasting

4 **PwC high and low cases compared to Management's forecasts**

Use a combination of sensitivities to create PwC high and low cases

The controlled wind down case - key operational assumptions

There are three key assumptions underpinning Management's free cash from operations forecast: Brent price, production rate and the assumption that production will cease in May-22 when the Bluewater contract ends

Assumption 1
Cessation of production and commencement of decomm in May-22 at the end of the Bluewater contract

Assumption 2
5 May Forward Curve used as input for Brent price; production is sold on a formula at a slight discount to Brent

Nominal Brent price in the controlled wind down scenario
US$/bbl, Jan-20 to Jan-23


Forecast
70
60
50
40
30
20
10
0
Jan-20 Mar-20 May-20 Jul-20 Sep-20 Nov-20 Jan-21 Mar-21 May-21 Jul-21 Sep-21 Nov-21 Jan-22 Mar-22 May-22 Jul-22 Sep-22 Nov-22 Jan-23
The forward curve Management has used gives the price of Brent peaking at c.$69.4/bbl in Mar-21 before gradually declining to c.$61.7/bbl in May-22. The position is not hedged.

Assumption 3
Production is based on Management's production simulation modelling, assuming 90% uptime; production rate assumed to gradually decline as well pressure falls

Production rate in the controlled wind down scenario
bpd, Jan-20 to Jan-23


20,000
15,000
10,000
5,000
0
Jan-20 Mar-20 May-20 Jul-20 Sep-20 Nov-20 Jan-21 Mar-21 May-21 Jul-21 Sep-21 Nov-21 Jan-22 Mar-22 May-22 Jul-22 Sep-22 Nov-22 Jan-23
This production scenario is contingent on OGA approval to produce below bubble point. The OGA has stated that they are likely to approve this request as long as Management can produce within the flaring consent. To formalise this, Management's next step is to submit the field development plan addendum.
In Mar-21, pressure variability was observed in the P6 well while utilising the lower ESP, with subsequent investigations suggesting a potential partial obstruction to fluid flow above the lower ESP. Production was restored to prior rates after a well intervention which switched over to utilising the upper ESP in the well. Investigations are still ongoing into the cause of this issue. Should the upper ESP in the P6 well fail in the future, there is a risk that the lower ESP cannot be restored to full function, in which case the Company might need to flow the well at lower rates.

Source: Management Information

Unrestricted cash in the controlled wind down scenario

The controlled wind down scenario forecasts cash generation of $89.3m to the end of the FPSO licence. Plc could continue to make bond interest and other trading payments throughout the period to the end of the controlled wind down in May-23, if such an agreement was reached with the bondholders. During the decommissioning and wind down period the cash balance reduces significantly to $154.0m in May-23.



Controlled wind down case - unrestricted cash balance over time ($m)

Cessation of production May-22

$230m bond maturity Jul-22

Production

Decommissioning

Management believe that four months is a reasonable estimate for a relatively small decommissioning process, but we note the risk of unexpected delays which could push the process into the following year, as certain decommissioning activities may not be able to be undertaken during the winter months

Wind down

Source: Management Information

Wind down activities
- *Clear supplier payments and collect receivables*
- *Sell residual crude and other inventory*
- *Notify suppliers of contract termination in May-22*
- *Confirm decommissioning liabilities satisfied*

- *Return licences with a month notice following the completion of the decommissioning process*
- *Crystalise contingent claims*
- *Final tax returns*
- *Employee consultation*
- *Once the above are complete, hand business over to a liquidator to perform adjudication of final claims and make distributions.*

Cash available to a liquidator in Mar-21 versus Mar-23

Liquidation at Mar-23 shows an increase of $43.1m in unrestricted cash relative to Mar-21 due to cash generation from operations to the end of the production period in May-22. This scenario could facilitate continued debt service via $25.9m of coupon payments whilst reducing forecast creditor claims and liquidation expenses as analysed later in the report.



$18.7m held in escrow against the early termination fee

$22.7m wind down costs consist of;
- $17.8m costs to facilitate the decommissioning work and continued operation of the group
- $5.3m GLA decommissioning increase
- Less $0.4m in staff cost savings

Cumulative coupon payments of $25.9m contribute to interest recovery of 11.3c in the $ in the controlled wind down scenario (The recovery reduces to 9.4c in the $ after the Apr-21 coupon payment)

Release of both the amounts in escrow ($18.7m) and reserve ($3.3m)

$15.7m required to fund decommissioning not previously held in trust as amount was post-tax relief (40%)

Source: Management Information

Cash from operation sensitivities discussed on next page

*in the uncontrolled liquidation, it is assumed that the Lincoln decommissioning liability of $6.5m (50% of total liability under JV with Spirit Energy) will be settled.
**Forecast assumes GBP:USD FX rate of 1.4 whereas Group cash at Mar-21 is at actual FX rates

Unrestricted cash commercial sensitivities

Variation in Brent price and production rate introduces significant variability in the post-wind down available cash

Net impact on unrestricted cash, controlled wind down case, Apr-21 to Mar-23[1]
$m



Cash from operations is calculated as sales revenue less opex (FPSO costs and overheads) and capex. Total cash from ops in Management's controlled wind down scenario is $89.3m from Apr-21 to Mar-23, based on:

- Brent price estimate follows forward curve
- Average production rate of 9,316 bpd between Apr-21 and May-22
- Opex (FPSO costs and overheads excl. wind-down costs) of $163.3m
- Total non-decomm capex of $7.2m
- There is an additional $54.6m capex on decommissioning of GLA and GWA, though this is not included in cash from operations

However, each of these assumptions involves some market or operational risk. We have calculated the net impact on Hurricane's cash generation, and thus available cash, of sensitivities within a reasonable range of uncertainty:

- Brent price varying by ±$10/bbl on the forward curve
- Consensus Economics's mean Brent price forecast (published 19 Apr-21) instead of the forward curve (published 5 May-21)
- Average production rate variation of 10% (8,384 or 10,248 bpd)
- Opex variation of 10% ($147.0m or $179.6m)
- Non-decomm capex variation of 30% ($5.0m or $9.4m)
- Decomm capex variation of 30% ($38.2m or $71.0m)

This exercise demonstrates that unrestricted cash is particularly sensitive to Brent price and production rate.

Risk: well failure

Well failure is a potentially significant operational risk in any upstream business - for instance water coning causing excess water production.

Management has informed us that it does not consider there to be a significant risk of well failure or other production stoppage, however it acknowledges the risk of other production issues arising which result in lower than expected production rates; Management's production rates assume 10% average downtime."

Upside: maintaining degree of optionality

Continued operation maintains the optionality for the business to identify and act upon further investment opportunities in the future, or to pursue the option of a sale or refinancing.

Winding the business down now eliminates the possibility of accessing any of these upside options.

Project Florida II | 12 May 2021

Notes: 1) Variations of Brent price and production rate affect opex through variable costs
Source: Consensus Economics, EIA, Management Information, PwC Analysis

29

Brent price forecasts

Management's case uses the 5 May-21 forward curve as Brent price assumption which is broadly in line with Consensus Economics's forecasts from 19 Apr-21

Nominal Brent price, by forecast
US$/bbl, Apr-21 to Mar-23


Production ceases
(May-22)
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
Management's case (forward curve (5 May 21))
+$10/bbl on Management's case
-$10/bbl on Management's case
Consensus Economics range (19 Apr 21)
Consensus Economics interquartile (19 Apr 21)
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23

Brent price is a key factor in determining the unrestricted cash generation of the business. To test the reasonableness of Management's forecasts, we sought a range of Brent price forecasts, using Consensus Economics (CE), a market forecast aggregator, to compare against Management's Brent price forward curve.

We note that Management's Brent price forecast is broadly in line with the average of CE's forecasts across the production period.

We present sensitivities in this section using the 25% and 75% interquartile ranges of the CE forecasts as assumptions to feed into our high and low cases.

Brent price scenario	Avg. delta to Management case (US$/bbl)
+$10/bbl	10.0
-$10/bbl	(10.0)
CE 75% quartile	3.6
CE 25% quartile	(4.7)

Source: Consensus Economics, EIA, Management Information

Unrestricted cash sensitivity to Brent price

Unrestricted cash is highly sensitive to Brent price, with a $10/bbl shift in Brent representing c.$34m in unrestricted cash generation across the production period

Unrestricted cash as Brent price changes in the controlled wind down case
$m, Apr-21 to Mar-23



Brent price scenario	Mar-23 unrestricted cash delta to Management's case (USDm)
+$10/bbl	34.0
-$10/bbl	(34.0)
CE 75% quartile	10.7
CE 25% quartile	(16.3)

Source: Consensus Economics, EIA, Management Information

Breakeven Brent price

Despite the significant impact of Brent price on unrestricted cash, Hurricane's breakeven Brent price, assuming wind down production, is below forward curve and the consensus forecasts across the production period

Hurricane's breakeven price against Consensus Economics Brent price forecasts (as at 19 Apr-21)
US$/bbl, Jan-20 to May-22



The breakeven Brent price is the market price required for the business to be cash neutral from continuing operations.

The breakeven Brent price excl. FPSO lease termination is calculated as the Brent price required for sales revenue to equal opex and general and administrative costs, assuming:

- Monthly opex and general and administrative costs as per Management's controlled wind-down scenario
- Production and discount to Brent as per Management's controlled wind-down scenario
- Uses monthly production rather than monthly sales, to avoid misleading spikes in breakeven due to the requirement to build bulk for sales

This breakeven price does not include capex or coupon payments.

The breakeven Brent price incl. FPSO lease termination further incorporates the c.$2m of reserved cash is freed up each month as the early termination fee reduces towards zero in Jun-22 (from $56m at the start of the lease).

In practice therefore, the diminishing lease termination fee entails a lower breakeven Brent price.

Source: Consensus Economics, EIA, Management Information, PwC Analysis

Management vs ERCE forecasts

ERCE's third-party production outlook base case broadly matches Management's forecast

Production rate in the controlled wind down scenario, by forecaster
bpd, Jan-20 to Jan-24


Management's case
ERCE base case
ERCE high case
ERCE low case
Forecast
20,000
15,000
10,000
5,000
0
Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22 Oct-22 Jan-23 Apr-23 Jul-23 Oct-23 Jan-24
ERCE expects the production rate to decline more quickly than Management predicts, reaching 7,579 bpd in May-22 in the base case. Across the forecast period from Jan-21, ERCE predicts a production rate of c.96% of Management's forecast in the base case.

Unrestricted cash (end) in the controlled wind down scenario, by forecaster
$m, Jan-20 to Jan-24


220
200
180
160
140
120
100
80
60
40
20
0
Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Jul-21 Oct-21 Jan-22 Apr-22 Jul-22 Oct-22 Jan-23 Apr-23 Jul-23 Oct-23 Jan-24
ERCE forecasts c.$10m less unrestricted cash in the base case controlled wind down scenario than Management, from May-22 and beyond – a c.5% reduction from Management's forecast

Source: Management Information, ERCE

Management has forecasted production rate using production simulation modelling. We understand this to be a commonly used methodology within the industry, however we have not reviewed the operational model directly.

We understand that the model calculates production rate by taking into account a number of factors. These include historical production rate, well pressure, well temperature, pressure support from the pumps, porosity and permeability of the rocks, etc.

ERCE, a third-party engineering consultant, has conducted an independent review of the assets. ERCE has created a report and published a production rate forecast which Management has shared with us. We understand that it is typical for independent engineering consultants to forecast a 10-15% difference in production rate from the Management's estimates. In this case, ERCE has forecasted a base case of c.4% difference so Management's estimates can be said to be reasonably prudent.

Unrestricted cash outcomes of price & production sensitivities

Our High and Low cases imply +$29m or -$68m, driven by assumptions on production rate and Brent price

Unrestricted cash (end) in the controlled wind down scenario, by sensitised case
$m, Apr-21 to Apr-23


PwC low to high range
Management case
$28.8m
$68.3m
240
220
200
180
160
140
120
100
80
60
40
20
0
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23

($m)	Management case	PwC high case	PwC low case
Cash from operations (Apr-21 - May-22)	89.3	119.1	21.0
Delta to Management case	-	28.8	(68.3)
Delta due to Brent price	-	10.1	(17.0)
Delta due to production rate	-	18.2	(55.5)
Mix effect	-	0.6	4.2

We have sensitised Management's forecasts to demonstrate a range of possible unrestricted cash outcomes. Our range extends from +$29m to -$68m relative to Management's forecast.

The high case holds all assumptions as per Management except:

- Brent price: Consensus Economics's 75% quartile
- Production rate: ERCE High Case

The low case holds all assumptions as per Management except:

- Brent price: Consensus Economics's 25% quartile
- Production rate: ERCE's Low Case

Source: Management Information, ERCE



Estimated Outcome Statements

6

Outcome statements - Hurricane Energy Plc

$m	Book value	Realisable values: Uncontrolled liquidation (Mar-21)	Realisable values: Controlled wind down (Mar-23)	Assumptions
Non-current assets				
Property, plant and equipment	0.1	-	-	Insignificant value, no recovery assumed
Leased Property	2.0	-	-	Leases are accounted for on balance sheet under IFRS 16 and therefore no assumed recovery
Investment in subsidiaries	130.1	-	-	No assumed recovery as no equity value assumed in subsidiaries.
Amounts due from subsidiary undertakings	174.1	24.7	139.0	Amount receivable from GLA on liquidation
Other receivables	0.3	-	-	Insignificant value, no recovery assumed.
Current assets				
Inventory	7.3	3.9	-	Spare parts, 54% recovery assumed, based on Management's calculation. Assumed nil on wind down as inventory already realised in projections.
Cash and Cash equivalents	71.3	71.3	14.6	Gross cash balance in Plc is $64.6m, plus the working capital adjustment ($6.7m) reconciles to the uncontrolled liquidation balance. Full recovery assumed. Mar-23 forecast is $14.6m per Management's model.
Total assets	**385.2**	**100.0**	**153.6**	
Costs of realisation				
Official receiver fees		(15.0)	-	In Mar-21, the OR would perform the liquidation and charge fees of 15% of total asset realisations.
Legal fees		(1.8)	(0.1)	It is assumed that legal fees will be 50% of special manager / licensed insolvency practitioner fees in both scenarios.
Special manager / licensed insolvency practitioner fees		(3.5)	(0.3)	A special manager would be appointed to support the OR in an uncontrolled liquidation and we have assumed a fee of $3.5m, or $0.3m in a controlled wind down scenario.
Available to preferential creditors		**79.8**	**153.2**	
Employees		(0.06)	-	Assumed latest headcount of 51 staff at £800 per person. Nil by Mar-23
Crown preference		(0.4)	-	No VAT on crude sales, therefore the only HMRC liabilities are the PAYE and NIC (Mar-21 actualised). Assumptions: (1) no outstanding holiday balance, (2) Plc bears the liability as they pay the wages (though Hurricane group Ltd is the employer).
Available to unsecured creditors		**79.3**	**153.2**	
Bond holders		(230.0)	(230.0)	$230m of bond liability matures in Jul-22, currently not forecast to be paid.
Contingent liabilities		(3.6)	-	Office lease costs ($2.3m) and staff redundancies ($1.3m). All other liabilities are assumed to be settled as described on page 41, 'Modelling - net working capital' section. Assumed nil at Mar-23 as costs will have been paid.
Surplus/(deficit)		**(154.3)**	**(76.8)**	
Recovery cents in the $		*33.9*	*66.6*	

Source: Management Information

Outcome statements - Hurricane GLA Limited

$m	Book value	Realisable values: Uncontrolled liquidation (Mar-21)	Realisable values: Controlled wind down (Mar-23)	Assumptions
Non-current assets				
Intangible assets	223.5	-	-	No value on liquidation of business
Property, plant and equipment	0.2	-	-	Insignificant value, no recovery assumed
FPSO lease	19.6	-	-	FPSO lease included on balance sheet per IFRS 16, no realisable value
Restricted cash (held in trust/escrow)	55.6	-	-	At Mar-21, there is $47.8m of restricted cash held against the FPSO termination fee and decommissioning liability. An additional amount of $15.7m has been included, to top up to decommissioning trust account to cover 100% of the Lancaster liability, and deducted $7.9m relating to the FPSO lease which the group may be able to claim on liquidation. Nil at Mar-23.
Current assets				
Inventory	7.9	7.9	-	Crude inventory balance, full recovery assumed. Nil at Mar-23 in the controlled wind down case.
FPSO early termination assets	4.7	4.7	-	Release of 25% of the $18.7m in the FPSO escrow as a portion of this may be realisable given Bluewater have no security per the FPSO agreement. 25% is an estimated net recovery based on a reasonable assessment of the outcome of any dispute relating to the recourse to the funds in this account.
FPSO early termination cash	3.3	3.3	-	$3.3m of cash held in a reserve account which legal advice states is not in a valid trust and would be realisable as cash in liquidation.
Cash and Cash equivalents	32.3	32.3	139.4	Mar-21 position assumes that trade receivables from BP (per the factoring agreement) and Spirit Energy have been 100% collected. Cash at Mar-23 is per Management's model.
Total assets	**346.9**	**48.2**	**139.4**	
Costs of realisation				
Official receiver fees		(7.2)	-	In Mar-21, the OR would perform the liquidation and charge 15% of total asset realisations as a fee.
Legal fees		(1.8)	(0.1)	It is assumed that legal fees will be 50% of special manager / licensed insolvency practitioner fees in both scenarios.
Special manager fees		(3.5)	(0.3)	A special manager would be appointed to support the OR in an uncontrolled liquidation and we have assumed a fee of $3.5m. $0.3m has been estimated for liquidator fees in a controlled wind down scenario.
Additional decommissioning costs		(10.4)	-	Decommissioning costs are assumed fully provided for based on current estimates, however we have included an estimate of additional contingency ($5.3m), plus an amount ($5.1m) which the OR may require to fund the Management of the decommissioning process. The $5.3m is based on Management calculations and the $5.1m is the estimated incremental payroll cost for the period of decommissioning, plus 50% to account for delays and staff retention during the process.
Available to unsecured creditors		**25.3**	**139.0**	
Contingent FPSO early termination fee		(7.9)	-	FPSO early termination fee is the total liability at Mar-21, less the amount remaining in escrow after the amount the group are likely to be able to realise from the escrow and reserve account. Nil by Mar-23.
Other third party creditors		(5.0)	-	Other creditors include gas export liability estimated at $2.2m and $2.8m due to Technip. Assumed all supplier liabilities settled to Mar-23.
Intercompany liabilities		(587.7)	(587.7)	
Surplus/(deficit)		**(575.4)**	**(448.7)**	
Recovery cents in the $		*4.2*	*23.6*	

Source: Management Information

Key outcome statement assumptions

There are many variables in estimating the outcome of any scenario, but the key matters are set out below.

Area	Description	Risk to outcome being achieved			
		Uncontrolled liquidation		Controlled wind down	
Balance sheet date	Our analysis is based on the 31 Mar-21 unaudited balance sheet position as presented in the group's financial model. Our analysis does not make any adjustment to cash or working capital to reflect any movement that may occur between this balance sheet date and the date of the report's issuance (12 May-21) and does not consider the impact on the position of the group at the point of any hypothetical liquidation.	L	🟢	L	🟢
Trading delivery	An uncontrolled liquidation provides certainty over trading delivery as all production is assumed to cease. The outcome of the controlled wind down is dependent on Management delivering production levels in line with operating projections as noted in the commercial section.	L	🟢	M	🔴
Decommissioning	In an uncontrolled liquidation the OR would be responsible for performing the decommissioning with the help of Management assuming that their employment can be secured. In this scenario the variability of the outcome not being achieved is higher given the OR's lack of knowledge of the business and its processes and uncertainty regarding retention of existing Management team to support the process. The uncontrolled liquidation outcome assumes that: ● the full decommissioning liability for GLA is put into a trust account but the OGA does not seek an increase to e.g.150% of the liability (which is within their power); ● the decommissioning costs are in line with Management's estimates; and ● the trust accounts are not vulnerable to challenge. The expectation for the Lincoln sub-area, which is owned in part by GWA (50%) and Spirit Energy (50%), is that the OGA would approach Spirit Energy rather than claim against Plc, although we note that Spirit Energy can claim against Plc based on the JV agreement guarantee for GWA plug and abandonment costs. In the uncontrolled liquidation, this claim is included in the working capital adjustment which reduces unrestricted cash. If the OGA were to claim against Plc, it is expected that decommissioning costs would rank as an expense of an insolvency process (cost of realisation). There would be no impact on the recovery for creditors because it would not impact the amount available to unsecured creditors. Management is not aware of any other potential guarantee claims against Plc. A controlled wind down assumes that Management performs the decommissioning, which reduces the variability of the outcome given their experience of the business and site in particular. However, this plan would still need to be submitted to and approved by the OGA. Decommissioning is scheduled to take place over a period of 4 months between Jun-22 and Sep-22 (excluding Lincoln 14 which is due to take place Summer 2021).Delays into winter 2022-23 (therefore effectively pushing the phase of decommissioning into 2023) could result in significant cost increases which have not been modelled.	H	🟠	M	🟠

Key: Value impact of assumption   🟢 Low   🟠 Medium   🔴 High

Likelihood of assumption being different   "L" = Low   "M" = Medium   "H" = High

Key outcome statement assumptions cont.

There are many variables in estimating the outcome of any scenario, but the key matters are set out below

Area	Description	Risk to outcome being achieved			
		Uncontrolled liquidation		Controlled wind down	
OGA	In the controlled wind down scenario, we assume that OGA approval remains in place for the the continued operation at the Lancaster site up until May-22 when production ceases as the continued production at the site supports the goal of maximising economic recoveries. The OGA has the power to revoke the licence from companies that enter a liquidation process. Whilst is is not certain we have assumed that the OGA utilises these powers under an accelerated liquidation scenario and that the OR would not be inclined to accept the risk of ongoing trading.	L	🟢	L	🔴
FPSO ring fencing	The uncontrolled liquidation outcome assumes that: ● the escrow account for the FPSO termination fee is open to challenge and that 25% of the balance is recovered by GLA. This outcome could vary significantly. Therefore Bluewater would need to submit an unsecured claim for this 25% on liquidation; and ● the cash held by GLA in the reserve account for the FPSO liability is not legally separate (or subject to an escrow agreement) from other GLA funds and would be realised as cash on liquidation. Under the terms of the escrow account, the remaining balance will be released to GLA on 4 June-21 if Management elects to not exercise the option to extend the charter period. This would result in an additional $14m being available for unsecured creditors of GLA in an uncontrolled liquidation at that date, and the recovery for unsecured creditors of Plc increasing by c.4c in the $. There is no FPSO termination fee in the controlled wind down due to the alignment of the FPSO contract extension clause and cessation of production. Therefore there is no realisation or claim in the controlled wind down.	H	🟠	N/A	

Key: Value impact of assumption   🟢 Low   🟠 Medium   🔴 High

Likelihood of assumption being different   "L" = Low   "M" = Medium   "H" = High

Key outcome statement assumptions cont.
There are many variables in estimating the outcome of any scenario, but the key matters are set out below

Area	Description						Risk to outcome being achieved	
							Uncontrolled liquidation	Controlled wind down
Liquidation costs* *Note: this area has been considered in the context of the risk to that area in insolation in that scenario rather than the impact where that scenario is not delivered.	**$m**	**Description**	**Uncontrolled liquidation**		**Controlled wind down**		H 	L 
			PLC	GLA	PLC	GLA		
	Official receiver fees	*15% fee on all realisations (Plc: $100.0m, GLA $48.2m) based on previous experience on similar projects.*	15.0	7.2	-	-		
	Legal fees	*In both cases it is assumed that legal fees will be 50% of special manager / insolvency practitioner fees.*	1.8	1.8	0.15	0.15		
	Special manager fees*	*The OR will appoint a special manager to oversee the decommissioning process.*	3.5	3.5	-	-		
	Administrator fees**		-	-	0.3	0.3		
	Additional Management costs	*The OR will either retain key Management or hire external Management to oversee the decommissioning process.*	-	5.1	-	-		
	Additional decommissioning costs	*Decommissioning costs are assumed fully provided for based on current estimates, however we have included an estimate of additional contingency ($5.3m) based on Management's calculation.*	-	5.3	-	-		
	Total		**20.3**	**22.9**	**0.5**	**0.5**		

* The special manager fees have been estimated after considering statutory costs, costs of liaising with the OR, employee matters (51 employees), unsecured creditor claim adjudications (c. 35 creditors) and the payment of dividends in both entities. Note that these estimates are subject to significant variation depending on the input required by the special managers when assisting the OR. It is estimated that costs will be high at the beginning of the liquidation and at this time subject to highest variability, before reducing as the controlled wind down progresses.
** Administrator fees are based on an estimate of a formal controlled wind down process, assuming costs for the distribution of residual cash, no legal claims or challenges, a single distribution to c.12 bondholders and the discharge of any remaining other creditors (assumption is there are no assets nor employees at the time of appointment).

Key: Value impact of assumption   ● Low   ● Medium   ● High

Likelihood of assumption being different   "L" = Low   "M" = Medium   "H" = High

Key outcome statement assumptions cont.

There are many variables in estimating the outcome of any scenario, but the key matters are set out below

Area	Description	Risk to outcome being achieved			
		Uncontrolled liquidation		Controlled wind down	
Employees	Whilst Hurricane group Limited is the employer per the employee contracts, given the entity is not currently trading and Plc's ongoing payment of employee costs, it is assumed that employees claim successfully against Plc, where there are assets. This would depend on employees and BEIS "Department for Business, Energy & Industrial Strategy" (via Insolvency Service) making such a claim and being able to demonstrate relevant facts.	M	🟢	M	🟢
Modelling - net working capital	Management has prepared its financial model on a consolidated basis, with separate balance sheets. Outcome assumptions have been estimated by PwC, taking into account the projected location of cash by entity. The model is prepared on a "cash net of working capital basis" implying that all book debts are paid and all trading liabilities are settled, which we have assumed for both of our outcomes. In the uncontrolled liquidation scenario, we have assumed working capital adjustments of -$12.3m as per Mar-21 Management Information, adjusting the cash balance to assume payment of 50% of the Lincoln decommissioning liability (-$6.5m), +$15.3m of receivables (of which $9.8m is Spirit related), -$3.4m prepayments and -$17.7m of creditors and accruals.	M	🟠	L	🟢
Intercompany payments*	Management has assumed that, going forward, GLA pays Plc for any opex costs Plc has settled on its behalf and an element of the general and administrative costs, but not for any capex. For the purpose of our model, we have assumed that going forward: ● GLA is able to make 100% of the opex and capex payments ● Movements in the trust accounts for decommissioning and the escrow account for FPSO costs are also dealt with by GLA (assuming that GLA controls those bank accounts, which is understood to be the case). ● Plc continues to pay 100% of the group general and administrative costs and interest payments on the bonds through to the Jul-22 maturity. ● In order to continue with the controlled wind down to Mar-23, the bondholders would need to agree to an extension to the maturity and not take enforcement action on Jul-22. The intercompany balance due from GLA to Plc is based on value in the Mar-21 management accounts. Management is considering converting part of this loan balance to equity.	L	🟢	L	🟢

*Note: Intercompany payments have been considered in the context of the risk to that area
in insolation in that scenario rather than the impact where that scenario is not delivered.

Key: Value impact of assumption   🟢 Low   🟠 Medium   🔴 High

Key outcome statement assumptions cont.

There are many variables in estimating the outcome of any scenario, but the key matters are set out below

Area	Description	Risk to outcome being achieved			
		Uncontrolled liquidation		Controlled wind down	
FX rates	All group information is presented in USD and hence we have taken this as presented Where conversion is required, we have used the exchange rate used by the group for the 31 Mar-21 balance sheet equal to (GBP:USD 1.4000 EUR:USD 1.200)	L	🟢	M	🟠
Tax	We have not performed detailed tax work as this is outside of our scope. Hurricane Plc has signficant brought forward UK tax losses. Entity sales in UK would be able to utilise tax losses.	L	🟢	L	🟢
Preferential creditors	We have assumed that certain estimated employee and tax claims have preferential status.	L	🟢	L	🟢
Management information	We have not performed detailed review or audit of the balance sheet information provided. Our analysis assumes that assets and liabilities are as presented and feed into the realisation analysis unless otherwise specified in our detailed assumptions.	L	🟢	L	🟢
Time value of money	Our recovery analysis takes no account of the time value of money. An insolvency process of this size is likely to take several years and involve multiple distributions to creditors. We have not taken into account any interest that may accrue during this time on creditor claims.	L	🟢	L	🟢

Key: Value impact of assumption   🟢 Low   🟠 Medium   🔴 High

Likelihood of assumption being different   "L" = Low   "M" = Medium   "H" = High

Liquidation analysis methodology

Methodology	Key consideration
Entity balance sheets converted into a common currency	All balance sheets have been converted into dollars at a rate of £1.00 : $1.40
Review balance sheet assets	We have worked with the group's Chief Financial Officer, Richard Chaffe and Financial controller, Andy Cosstick, to understand all entity balance sheets within the group as well as review underlying information for each group entity, both wholly owned or in which the group has a controlling interest.
Review balance sheet liabilities and group guarantees	As part of our liquidation analysis, which is presented in the Estimate Outcome Statement summary on page 7, including detailed statements on pages 36 and 37, we have presented all liabilities of Plc and GLA as per the balance sheet values dated 31 Mar-21. Further information on these liabilities is presented in section 4 of the report.
Estimated recovery assumptions	Through our analysis and in combination with Management discussions, we have concluded on a potential range of recoveries. The assumptions for these values and the recovery percentages applied and detailed on pages 38 to 42.
Insolvency waterfall	As no single creditor holds security we have assumed creditors are unsecured and therefore their claims rank pari passu within each entity, including intercompany claims. Exceptions to this are the decommissioning, where it has been considered as an expense of the liquidation and also the preferential claims of employees (£800 per person) and HMRC for PAYE and NIC. These expenses and preferential claims have been satisfied before any residual balances are made available to the remaining unsecured creditors in the waterfall analysis.
Timing	Our recovery analysis has been performed at Mar-21 and Mar-23 to highlight the range of recovervies available under different insolvency scenarios.



Appendices

7

Bank accounts 31 Mar-21

Account Name	Entity	Restricted	Bank	Balance (local currency)	Balance ($m)
GBP Current Account	Hurricane Energy Plc	No	HSBC	£98	0.0
GBP Deposit Account	Hurricane Energy Plc	No	HSBC	£9,255,446	13.0
GBP LTIP (Sanne Trust) Account	Hurricane Energy Plc	No	RBS	£1,449	0.0
GBP SIP Account	Hurricane Energy Plc	No	Lloyds TSB	£87	0.0
USD Deposit Account	Hurricane Energy Plc	No	HSBC	$13,294,633	13.3
BES EPC Escrow Computershare	Hurricane Energy Plc	Yes	Computershare	$5,752	0.0
Liquidity Fund USD	Hurricane Energy Plc	No	JP Morgan	$17,000,000	17.0
USD Fixed Term Deposit	Hurricane Energy Plc	No	Santander	$20,000,000	20.0
EUR Current Account	Hurricane Energy Plc	No	HSBC	€ 1,082,511	1.3
Hurricane Energy Plc subtotal					**64.6**
Lancaster Decommissioning	Hurricane GLA Ltd	No	Law Debenture Trust	£16,293,854	22.8
Lancaster 4Z Escrow	Hurricane GLA Ltd	Yes	Computershare	£1,653,000	2.3
Bluewater Escrow	Hurricane GLA Ltd	Yes	Computershare	$18,670,000	18.7
Bluewater Reserve	Hurricane GLA Ltd	Yes	JP Morgan	$3,269,726	-
USD GLA Account	Hurricane GLA Ltd	No	HSBC	$44,584,410	71.1
Hurricane GLA Ltd subtotal					**114.9**
GBP Current Account GWA JV	Hurricane GWA Ltd	No	HSBC	£66	0.0
USD Current Account GWA JV	Hurricane GWA Ltd	No	HSBC	$84	0.0
EUR Current Account GWA JV	Hurricane GWA Ltd	No	HSBC	€ 100	0.0
Hurricane GWA Ltd subtotal					**0.0**
Total					**179.5**

*restricted refers to Management's classification of the cash balance as does not necessarily indicate those funds being held in a designated trust account

Assets - overview of licences

Licences	P1368 (Central)	P1368 (South)	P2294	P2308
Region	Lancaster	Lincoln	Warwick	Halifax
Commenced on	22 Dec 2005	22 Dec 2005	1 Sep 2015	14 Nov 2016
Current term	Third	Third	Second	Second
Current status	Production	Discovery and appraisal	Exploration and appraisal	Exploration and appraisal
Expiry date for current term	21 Dec 2024	21 Dec 2024	31 Aug 2023	13 Nov 2024
Beneficial ownership	Hurricane GLA	50% Hurricane GWA 50% Spirit Energy	50% Hurricane GWA 50% Spirit Energy	Hurricane GLA
Licence operator	Hurricane Energy Plc	50% Hurricane Energy Plc 50% Spirit Energy	50% Hurricane Energy Plc 50% Spirit Energy	Hurricane Energy Plc
Well operator	Petrofac Facilities	Petrofac Facilities	Petrofac Facilities	Petrofac Facilities
Installation operator	Bluewater	N/A	N/A	N/A
Rental fee[1] (£/ square km)	7,500	7,500	300	150
Estimate of 2P reserves[3] (Mmstb)	Apr 2021: 7.1 Sep 2020: 16 May 2017: 37	N/A	N/A	N/A
Estimate of contingent resources[4] (Mmstb)	Apr 2021: 37.9[5] Sep 2020: 58 May 2017: 486	Apr 2021:36.9 Sep 2020: 45 Dec 2017: 566	Apr 2021: 50.9 Dec 2017: 935	Apr 2021: nil Dec 2017: 1,157
Conditions for progression	• None, extension from OGA possible if production is not completed by Dec 2024	• Well P&A by Jun 2021 • FDP by Sep 2024	• FDP by Aug 2023	• FDP by Nov 2024

Notes: (1) Most recent rental status as of 12 Nov 2020; (2) Lancaster and Lincoln are under the same licence and hence must progress into the next term simultaneously; (3) 2P, proved plus probable volumes; (4) 2C – best estimate of gross Contingent Resources; (5) Classified between 3.2mmbbl "development pending" and 34.7mmbbl "development unclarified"

Scope and process

Scope	Process
Access to Management	In general, we have had reasonable access to Management, Richard Chaffe (Chief Financial Officer) and Andy Cosstick (Financial Controller) via email and on calls to provide information and explanations.
Management representation	We have shown a draft of this report, issued 10 May 2021 and titled 'Florida - RP draft alt scen 100521' plus supporting appendices, to the group Chief Financial Officer, Richard Chaffe. Management has confirmed that, to the best of its knowledge and belief, the report does not contain any material error of fact, there has been no material omission and it fairly sets out the recent results, state of affairs and prospects of the group. To the extent that we consider appropriate, we have incorporated Management's comments in this report.
Access to information	Our work has comprised a review and analysis of the financial and other information provided to us by the group and discussions with Management. We have assumed that this information and Management's explanations and representations are complete, accurate and reliable.
Clarity of information	The information provided to us, together with our access to Management, has allowed us to gain insight and understanding into some of the more significant risks, trends and issues faced by the group.
Review process	Our work was performed over a 2 week period commencing 18 Mar-21 with an update for March actuals performed over a 6 day period commencing 6 May-21. Due to the travel restrictions imposed by COVID-19, we did not visit any of the group offices.
Complexity of group structure	The group has a relatively simple structure, with one trading entity (GLA), a listed holding company (Plc) and a number of other non-trading and dormant entities. The business produces a sufficient amount of financial information for internal and entity reporting requirements.
Exclusions from scope	We have not provided a full-scope commercial and operational diligence, instead only considering key sensitivities to Management's sales forecast. Additionally, our scope does not cover; an operational review, view on tax, pension arrangements, environmental issues, market analysis or the valuation of any part of the group.
Financial projections and short-term cash flow forecast: Prospective Financial Information ("PFI")	Any underlying PFI referred to in this report was not prepared or developed by us and we have not restated any PFI or made assumptions or projections relating to PFI. Management has full responsibility for the judgements involved in, and results of, its PFI preparation processes. While we may have performed sensitivity analyses on PFI and underlying assumptions, any tables aggregating our comments or observations of vulnerabilities and sensitivities do not represent restatements of or revisions to PFI; they are only a summary of our analysis to assist you with your evaluation of PFI. It is your responsibility to consider our analysis and make your own decisions. As events and circumstances frequently do not occur as expected, there may be material differences between PFI and actual results and cash flows. See also our comment below re BREXIT. We take no responsibility for the achievement of predicted results.
BREXIT	The UK left the European Union on 31 January 2020 and the Transition Period ended on 31 December 2020. The UK and EU have negotiated new rules on trade, travel and business. As the regime of trading arrangements is new, there is uncertainty about what the implications will be for businesses that conduct activities with counterparties in the EU or in other third countries. As a result, our work may not have identified, or reliably quantified the impact of, all such uncertainties and implications.

Engagement contract



pwc

PRIVATE AND CONFIDENTIAL

Hurricane Energy Plc

The Wharf,
Abbey Mill business park,
Lower Eashing,
Godalming,
GU7 2QN

For the attention of Richard Chaffe

18 March 2021

Dear Sir,

Project Florida

We refer to the letter dated 3 November 2020 and its attached terms of business (version ToB 07/20), which forms the agreement under which we were engaged by you to provide services.

You have asked us to provide the additional services set out in this letter. This letter forms part of the agreement.

Background and purpose

We understand that you may present a restructuring plan to the court that would address the relative positions of creditors and shareholders.

Whilst this process will be led by your legal advisers, Dentons, you will require support from us for papers being presented to court and creditors.

The additional services

You have instructed us to provide the following additional financial advisory services in relation to the restructuring plan:

Part 1) Update recovery analysis for certain alternative scenarios

Based on the proposed restructuring plan and using your model, we will provide an update to our recovery analysis for the certain alternative scenarios described below and for January 2021 management information as part of the documents being presented to the court.

The illustrations prepared will include the following bases:



PricewaterhouseCoopers LLP, 7 More London, Riverside London, SE1 2RT
www.pwc.co.uk

pwc

i) An immediate liquidation of Hurricane Energy plc ("plc") and Hurricane GLA Limited ("GLA") where the Official Receiver is appointed as liquidator with the support of a special manager.

ii) A controlled wind down of plc and GLA, where production ceases at the end of the first Bluewater contract term in July 2022 and decommissioning is completed prior to a licensed insolvency practitioner being appointed as liquidator.

iii) A hybrid of i) and ii) where production ceases at the end of the first Bluewater contract term in July 2022 but decommissioning is not completed prior to any insolvency and the Official Receiver is appointed as liquidator with the support of a special manager.

Part 2) If specifically requested, update recovery analysis for a liquidation scenario under an extended controlled wind down

As in part 1, based on the proposed restructuring plan and using your model, we will provide an update to our recovery analysis to include a scenario iv) as described below and for January 2021 management information as part of the documents being presented to the court. This illustration will cover the following basis:

iv) A controlled wind down of plc and GLA , but where the Bluewater contract is extended for c.1 year, all creditors are paid in full and the balance of any outstanding bondholder debt is converted to equity resulting in solvent entities.

We understand that the analysis prepared in part 2) may be required and referred to by the plc board when providing evidence to the court in support of the restructuring plan.

3) Ad hoc advice and assistance

We will continue to provide you with financial advice during your negotiations with stakeholders on communication strategy, solvency matters and the proposed restructuring plan.

The deliverables in respect of scope item 1) and if required, item 2), will be a PwC branded written output and oral advice in respect of scope item 3).

Fees



[redacted]

PricewaterhouseCoopers LLP, 7 More London, Riverside London, SE1 2RT
www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH.PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business and by the Solicitors Regulation Authority for regulated legal activities

Engagement contract



Our estimates are also based on the timely provision of detailed information by you and your advisers, and on the level of complexity of affairs apparent to us from our discussions to date.

Confirmation of agreement

Please confirm your acceptance of this agreement by signing the enclosed copy and returning it to us.

Yours faithfully

Jason Higgs

for and on behalf of PricewaterhouseCoopers LLP

Copy letter to be returned to PricewaterhouseCoopers LLP

I accept the terms of this agreement for and on behalf of Hurricane Energy Plc and its subsidiaries listed in schedule 1 of the agreement.

Signed

Richard Chaffe

Position

19/03/21

Date

Schedule 1 - Group Subsidiaries

- HURRICANE (STRATHMORE) LIMITED
- HURRICANE (WHIRLWIND) LIMITED
- HURRICANE GROUP LIMITED (Dormant)
- HURRICANE BASEMENT LIMITED (Dormant)
- HURRICANE PETROLEUM LIMITED (Dormant)
- HURRICANE HOLDINGS LIMITED (Dormant)
- HURRICANE GLA LIMITED
- HURRICANE GWA LIMITED

PricewaterhouseCoopers LLP, 7 More London, Riverside London, SE1 2RT
www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business and by the Solicitors Regulation Authority for regulated legal activities

Glossary

Our report includes a number of terms and short descriptions, which we define below.

Term	Definition
AIM	Alternative Investment Market
BBL	Barrel
BEIS	Department for Business, Energy & Industrial Strategy
BP	British Petroleum revenue contract with Hurricane GLA Limited
BPD	Barrels per day
CPR	Competent person's report
CVA	Company Voluntary Arrangement
DSA	Decommissioning security agreement
EPS	Lancaster Early Production System
EIS	Environmental impact survey
ERCE	Energy Regulatory Commission Evolution (global leader in energy consulting)
FDP	Field development plan
FPSO	Aoka Mizu Floating Production Storage and Offloading vessel
GLA	Hurricane GLA Limited
GWA	Hurricane Energy GWA Limited
group Limited	Hurricane group Limited
IP	Insolvency practitioner
JV	Joint Venture with Spirit Energy
JOA	Joint operating agreement
JSA	Joint service agreement

Term	Definition
MER UK	The Maximising Economic Recovery Strategy for the UK
MMBBL	One million barrels
MMSTB	Million Stock Tank Barrels
OPRED	Offshore Petroleum Regulator for Environment
OGA	Oil & Gas Authority
OR	Official Receiver
P&A	Plug and abandon
PFI	Prospective financial information
POSA	Provision of services agreement
Plc	Hurricane Energy Plc
RP	Restructuring plan
2P reserves	Proven and probable reserves



Appendix F – Restructuring Plan

THE RESTRUCTURING PLAN

Case No. CR-2021-000852

IN THE HIGH COURT OF JUSTICE
BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES
COMPANIES COURT (ChD)

IN THE MATTER OF

HURRICANE ENERGY PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

RESTRUCTURING PLAN
(under Part 26A of the Companies Act 2006)

between

HURRICANE ENERGY PLC

a n d

THE BONDHOLDERS
(as defined herein)

Contents

RECITALS

(A)   The Plan Company is a public limited company, incorporated and registered in England and Wales on 29 September 2004, with company number 05245689.

(B)   The Plan Company's Shares are listed on AIM and the Plan Company is therefore subject to the AIM Rules and regulation by the London Stock Exchange.

(C)   The Plan Company and its Group operate an oil and gas business based in the UK, focused on the exploration and exploitation of hydrocarbon resources in naturally fractured basement reservoirs on the UK Continental Shelf, with a focus on the Atlantic margin, West of Shetland.

(D)   The Group's sole source of debt finance derives from the Bonds, which are outstanding in full and have a final maturity date in July 2022.

(E)   The Plan Company has encountered, or at the very least is likely to encounter, financial difficulties that will, or may, affect its ability to carry on business as a going concern.

(F)   The purpose of this Restructuring Plan is to effect a compromise and arrangement between the Plan Company and the Bondholders pursuant to Part 26A of the Companies Act on and subject to the terms of this Restructuring Plan in order to restructure the Plan Company's debt finance and capital structure and thereby provide a stable platform for the Plan Company to continue to operate its business.

1   DEFINITIONS AND INTERPRETATION

1.1   In this Restructuring Plan, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

Account Holder means each person who is shown in the records of Euroclear or Clearstream as a holder of an interest in the Bonds.

Account Holder Letter means the account holder letter to be submitted to the Information Agent by a Bondholder (or by an Account Holder on behalf of an Bondholder) on or before the Voting Instructions Deadline for the purposes of voting on the Restructuring Plan at the Bondholder Plan Meeting and in connection with the receipt of Plan Consideration on the Restructuring Effective Date, in substantially the same form as set out at Appendix D (*Account Holder Letter*) to the Explanatory Statement.

Advisers means:

(a)   the Plan Company's Solicitors;

(b)   the Restructuring Firm;

(c)   Evercore Partners International LLP financial adviser to the Plan Company;

(d)   the Information Agent, information agent for the Plan Company;

(e)   Akin Gump LLP and Akin Gump Strauss Hauer & Feld LLP, legal adviser to the Committee;

(f)   Houlihan Lokey EMEA LLP, financial adviser to the Committee;

(g)   Ulysses Petroleum Limited, technical adviser to the Committee;

(h)   Hogan Lovells International LLP, legal adviser to the Trustee, the Security Trustee, the Principal Paying, Transfer and Conversion Agent, the Principal Paying, Calculation and Transfer Agent and the Registrar; and

(i)   any of the foregoing's partners, employees, affiliated partnerships, and the partners and employees of such affiliated partnerships and their respective subsidiaries and holding companies, and any local counsel engaged.

Affiliates means in respect of a person or entity, a subsidiary of that person or entity or a holding company of that person or entity or any other subsidiary of such a holding company.

Agreement to Deliver Documents means a letter from the Trustee and U.S. Bank Trustees Limited as prospective security trustee, signed and delivered to the Plan Company on or before the Sanction Hearing, and under cover of which the Trustee and the prospective security trustee agree, subject to the occurrence of the Plan Effective Time, to enter into the Restructuring Documents to which they are party, in the form set out at Appendix B *(Form of Agreement to Deliver Documents)* to this Restructuring Plan.

AIM means the Alternative Investment Market of the London Stock Exchange.

AIM Rules means the AIM Rules for Companies published by the London Stock Exchange, as in force from time to time.

Allocation and Entitlement Table has the meaning given to it in the Restructuring Implementation Deed.

Amended and Restated Bond Trust Deed means the Bond Trust Deed as amended and restated at the "Second Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed.

Amendment and Restatement Agreement relating to the Bond Trust Deed means the amendment and restatement agreement to be entered into between the Plan Company, GLA, Holdings, the Trustee and the Security Trustee on the Restructuring Effective Date and pursuant to which the Bond Trust Deed shall be amended and restated as the Amended and Restated Bond Trust Deed.

Bond Trust Deed means the trust deed dated 24 July 2017 between the Plan Company as issuer and U.S. Bank Trustees Limited as trustee in connection with the Bonds.

Bondholder means a person with a Book Entry Interest as at the Record Time.

Bondholder Plan Meeting means a meeting of the Bondholders convened by the Plan Company pursuant to the order of the Court at the Convening Hearing for the purpose of considering and, if thought fit, approving the Restructuring Plan proposed by the Plan Company.

Bonds means US$230,000,000 7.5% convertible bonds due 2022 issued by the Plan Company, and constituted by the Bond Trust Deed.

Bonds Exchange means the part debt for equity exchange to be implemented in accordance with this Restructuring Plan, involving:

(a)   the pro rata release of approximately U.S$50,000,000 of the principal amount of the Bonds (subject to rounding) in consideration for the allotment and issue by the Plan Company of the Exchange Shares (representing up to, in aggregate, together with any Commission Shares, approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date) to the Bondholders (or their Nominated Recipients or in the case of (i) Non-Responding Bondholders or (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee); and

(b)   the allotment and issue of any Commission Shares to the Bondholders (or their Nominated Recipients or in the case of (i) Non-Responding Bondholders or (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee), which together with the Exchange Shares shall represent in aggregate approximately 95 per cent. of the total number of fully-diluted issued Shares of the Plan Company immediately following the Restructuring Effective Date.

Bonds Exchange Entitlement means the number of Exchange Shares and Commission Shares that a Bondholder will receive under the Restructuring Plan, calculated to reflect the pro rata share of the outstanding Bonds held by that Bondholder as at the Record Time.

Book Entry Interest means, in relation to the Bonds, a beneficial interest as principal in the Global Bond held through and shown on, and transferred only through, records maintained in book entry form by Euroclear and Clearstream, as applicable, and their respective nominees and successors, acting through themselves or the Common Depositary.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London.

Claim means any and all actions, demands, causes or rights of action, claims, claims for specific performance, counterclaims, suits, or rights whatsoever or howsoever arising, including, without limit, whether or not involving the payment of money or the performance of an act or obligation or any failure to perform any obligation or any omission, whether for negligence, breach of duty, breach of trust or misrepresentation or otherwise, whether arising by contract, at common law, in equity or by statute in or under the laws of England and Wales or under any other law in any other jurisdiction howsoever arising and **Claims** shall be construed accordingly.

Clearstream means Clearstream Banking S.A.

Commission Shares means the Shares which may be allotted by the Plan Company and issued to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee) as commission in respect of the Bondholders' subscription for the Exchange Shares under section 553 of the Companies Act and article 11 of the Plan Company's articles of association in an amount (if any) equivalent to the number of Shares equal to the difference between (x) the number of Exchange Shares issued as a result of the operation of the Amendment and Restatement Agreement relating to the Bond Trust Deed and this Restructuring Plan and (y) 37,845,559,564 Shares.

Committee means the ad hoc committee of Bondholders holding approximately 69 per cent. of the outstanding Bonds as at the date of the Lock-up Agreement.

Common Depositary means Elavon Financial Services DAC as common depositary for Euroclear or Clearstream in respect of the Bonds .

Companies Act means the Companies Act 2006.

Conditions Precedent has the meaning given to it in the Restructuring Implementation Deed.

Convening Hearing means the hearing held on 21 May 2021 for an order granting certain directions in relation to this Restructuring Plan.

Court means the High Court of Justice in England and Wales.

Eligible Person means a Bondholder or a Nominated Recipient who has provided the confirmations, warranties and undertakings in Annexes A and B of Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) of the Account Holder Letter.

Euroclear means Euroclear Bank SA/NV.

Exchange Shares means the up to 37,845,559,564 Shares of £0.001 each to be allotted and issued by the Plan Company to the Bondholders (and, where relevant to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person before the Voting Instructions Deadline, the Holding Period Trustee) in consideration for the release of approximately US$50,000,000 of the outstanding principal amount of the Bonds pursuant to this Restructuring Plan and the terms of the Amendment and Restatement Agreement relating to the Bond Trust Deed, and which, together with the Commission Shares (if any), shall total 37,845,559,564 Shares of £0.001 each in the aggregate.

Explanatory Statement means the explanatory statement in relation to this Restructuring Plan issued by the Plan Company on 24 May 2021 pursuant to section 901D of the Companies Act 2006 and uploaded to the Plan Website, explaining (among other things) the effect of the compromise and arrangement proposed by this Restructuring Plan.

GLA means Hurricane GLA Limited.

Global Bond means the global bond representing the Bonds and registered in the name of the nominee for the Common Depositary.

Group means, together, the Plan Company, Hurricane Holdings Limited, GLA, Hurricane GWA Limited, Hurricane (Whirlwind) Limited, Hurricane (Strathmore) Limited, Hurricane Group Limited, Hurricane Petroleum Limited and Hurricane Basement Limited.

Group Company means any company that is a member of the Group.

Guarantor Subsidiaries means Hurricane Holdings Limited and GLA.

Guarantor Subsidiary Undertakings means the irrevocable undertakings from each of the Guarantor Subsidiaries to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, among other things, be bound by the terms of this Restructuring Plan, in the form set out at Appendix C *(Form of Guarantor Subsidiary Undertaking)* to this Restructuring Plan.

Holding Period means the one (1) year period following the Restructuring Effective Date.

Holding Period Trust Deed means a trust deed to be entered into between the Plan Company, the Holding Period Trustee and the Information Agent setting out the terms of the bare trust on which the Holding Period Trustee will hold all Exchange Shares and Commission Shares issued to the Holding Period Trustee in accordance with Clause 7.3 *(Holding Period Trust in relation to Plan Consideration)* of this Restructuring Plan, together with the Accruals (as defined in the Holding Period Trust Deed).

Holding Period Trust Expiry Date means the last day of the Holding Period.

Holding Period Trustee means Lucid Issuer Services Limited in its capacity as holding period trustee under the Holding Period Trust Deed or any replacement trustee of the Holding Period Trust that is appointed from time to time.

Holding Period Trustee Undertaking means the irrevocable undertaking from the Holding Period Trustee to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, among other things, be bound by the terms of this Restructuring Plan, in the form set out at Appendix D *(Form of Holding Period Trustee Undertaking)* to this Restructuring Plan.

Implementation Steps means each of the steps and transactions to implement the Restructuring as detailed in clause 7 *(Implementation Steps)* of the Restructuring Implementation Deed.

Ineligible Bondholder means a Bondholder (a) to whom the allotment and issue of the Exchange Shares or Commission Shares would or might infringe the laws of any jurisdiction or would or might require the Plan Company to observe any governmental or other consent or effect any registration, filing or other formality with which, in the opinion the Plan Company, it would be unable to comply or which it regards as unduly onerous, and/or (b) who has not provided the requisite confirmations and undertakings in their Account Holder Letter.

Information Agent means Lucid Issuer Services Limited, in its capacity as information agent for the Plan Company.

Information Agent Undertaking means the irrevocable undertaking from the Information Agent to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, amongst other things, be bound by the terms of this Restructuring Plan, in the form set out at Appendix E *(Form of Information Agent Undertaking)* to this Restructuring Plan.

Liability or **Liabilities** means any debt, liability or obligation of a person whether it is present, future, prospective, actual or contingent, whether it is fixed or undetermined, whether incurred solely or jointly or as principal or surety or in any other capacity, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or any other jurisdiction, or in any manner whatsoever and any amounts which would be included but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

Lock-up Agreement means a lock-up agreement entered into between the Plan Company, certain other Group Companies, the members of the Committee and the Information Agent dated 30 April 2021.

Long-Stop Date means 11.59 p.m. (London time) on 30 June 2021 (or such later date as may be agreed with the consent of the Majority Participants).

Majority Participants has the meaning given to it in the Lock-up Agreement.

Nominated Recipient means a person appointed by a Bondholder to receive that Bondholder's Bonds Exchange Entitlement and who is able to give the confirmations specified in the Account Holder Letter.

Non-Responding Bondholder means a Bondholder who has not procured the delivery of a validly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline.

OGA means the Oil and Gas Authority.

Open Market means a sale in any market to a third party on arm's length terms, provided that to do so would not constitute a violation of, or require any registration or qualification under, the relevant laws of such jurisdiction.

Plan Claims means any Claim arising out of or in connection with the Bonds owed to Bondholders by the Plan Company in respect of principal and accrued but unpaid interest, as at the Record Time.

Plan Company means Hurricane Energy plc, a public limited company, incorporated and registered in England and Wales on 29 September 2004, as Blakedew 531 Limited, with registration number 05245689.

Plan Company's Solicitors means Dentons UK and Middle East LLP, as legal advisers to the Plan Company, the Guarantor Subsidiaries and Hurricane GWA Limited.

Plan Consideration means the consideration under the Restructuring Plan, being the Exchange Shares and the Commission Shares (if any).

Plan Effective Time means the date and time on which the Plan Company delivers an office copy of the Plan Sanction Order to the Registrar of Companies for registration.

Plan Meetings means the Bondholder Plan Meeting and the Shareholder Plan Meeting.

Plan Sanction Order means the order of the Court sanctioning the Restructuring Plan.

Plan Website means the website at https://deals.lucid-is.com/hurricane.

Principal Paying, Calculation and Transfer Agent means Elavon Financial Services DAC, UK Branch.

Principal Paying, Transfer and Conversion Agent means Elavon Financial Services DAC, UK Branch.

Proceeding means any Claim, process, suit, action, legal or other proceeding, including without limitation any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, restraint, forfeiture, re-entry, seizure, lien, enforcement of judgment or enforcement of any security.

Record Time means 5:00 p.m. on 9 June 2021 or if the date of a Plan Meeting changes, 5:00pm (London Time) on the date which is two Business Days before the relevant Plan Meeting.

Registrar means Elavon Financial Services DAC.

Registrar of Companies means the Registrar of Companies of England and Wales.

Released Parties means:

(a)   the Plan Company;

(b)   each Group Company;

(c)   any director, officer and/or employee of the Plan Company or of any other Group Company as at the date of the Sanction Hearing;

(d)   each Adviser;

(e)   the Trustee;

(f)   the Security Trustee;

(g)   the Principal Paying, Calculation and Transfer Agent

(h)   the Principal Paying, Transfer and Conversion Agent;

(i)   the Registrar;

(j)   each member of the Committee; and

(k)   each Bondholder.

Restructuring means the financial restructuring of the Plan Company in accordance with and as implemented through this Restructuring Plan.

Restructuring Documents has the meaning given to it in the Restructuring Implementation Deed.

Restructuring Effective Date has the meaning given to it in the Restructuring Implementation Deed.

Restructuring Firm means PricewaterhouseCoopers LLP.

Restructuring Implementation Deed means the deed which provides for the implementation of the Restructuring, to be entered into by, among others, the Plan Company and the Trustee, the form of which is set out at Appendix A (*Restructuring Implementation Deed*) to this Restructuring Plan.

Restructuring Plan means this restructuring plan under Part 26A of the Companies Act proposed by the Plan Company with its Bondholders in its present form or with or subject to any modification, addition or condition approved or imposed and sanctioned by the Court or otherwise made in accordance with its terms.

Sanction Hearing means a hearing of the Court for the purpose of sanctioning this Restructuring Plan pursuant to section 901F of the Companies Act, anticipated to be held on 21 June 2021.

Security Trustee means U.S. Bank Trustees Limited, as proposed security trustee under the Transaction Security Documents.

Shareholder means a registered holder of Shares.

Shareholder Plan Meeting means a meeting of the Shareholders convened by the Plan Company pursuant to the order of the Court at the Convening Hearing for the purpose of considering and, if thought fit, approving the Restructuring Plan proposed by the Plan Company.

Shares means ordinary shares with a nominal value of £0.001 each in the capital of the Plan Company.

Transaction Documents has the meaning given to it in the Amended and Restated Bond Trust Deed.

Transaction Security Documents has the meaning given to it in the Amended and Restated Bond Trust Deed.

Trustee means U.S. Bank Trustees Limited, as trustee in respect of the Bonds.

Trustee Release Letter means the document entitled "Trustee Release Letter" to be entered into by the Trustee, pursuant to which the Trustee grants the releases, waivers and standstill granted by the Bondholders under Clause 9.2 to 9.4 (inclusive) (*Releases*), Clause 9.6 (*Waivers*), and Clauses 9.7 to 9.8 (inclusive) (*Standstill*) of this Restructuring Plan .

UK Continental Shelf means the United Kingdom Continental Shelf.

Undertakings means the Guarantor Subsidiary Undertakings, the Information Agent Undertaking and the Holding Period Trustee Undertaking.

validly completed in relation to an Account Holder Letter means an Account Holder Letter which, to the satisfaction of the Information Agent, in its sole discretion:

(a)   has had each relevant part and section completed (including the required blocking information);

(b)   gives all required authorisations, confirmations and undertakings (including, if a Bondholder (or its Nominated Recipient, if applicable) wishes to receive its Bonds Exchange Entitlement on the Restructuring Effective Date, pursuant to Part 4 (*Bondholder Confirmations and Securities Confirmation Form*)); and

(c)   is executed by the Account Holder and the relevant Bondholder (and its Nominated Recipient, if applicable) in accordance with the instructions in the Account Holder Letter.

Voting Instructions Deadline means 5:00 p.m. on 9 June 2021, or if the date of the Bondholder Plan Meeting changes, 5:00 p.m. (London Time) on the date which is two Business Days before the Bondholder Plan Meeting.

1.2   In this Restructuring Plan, unless the context otherwise requires or as otherwise expressly provided, references to:

(a)   Recitals, Clauses and Appendices are references to recitals and clauses of and an appendices to this Restructuring Plan;

(b)   a **person** include a reference to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency and shall be construed as to include that person's successors in title, permitted transferees and permitted assigns and any person deriving title under or through that person;

(c)   a statute, statutory provision or regulatory rule or guidance include references to the same as subsequently modified, amended or re-enacted from time to time;

(d)   an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed under or in connection with it;

(e)   the singular includes the plural and *vice versa* and words importing one gender shall include all genders;

(f)   including shall be construed as references to including without limitation and **include**, **includes** and **included** shall be construed accordingly;

(g)   a period of days shall include Saturdays, Sundays and public holidays and where the date which is the final day of a period of days is not a Business Day, that date will be adjusted so that it is the first following day which is a Business Day;

(h)   the UK and **United Kingdom** are to the United Kingdom of Great Britain and Northern Ireland;

(i)   GBP, **pounds sterling**, **sterling** or **£** are to the lawful currency of the United Kingdom;

(j)   US **dollars**, **dollars**, **USD** or **US$** are to the lawful currency of the United States;

(k)   time shall be to London time (Greenwich Mean Time or British Summer Time, as appropriate); and

(l)   any amount specified in this Restructuring Plan (including in any definition) in respect of any Plan Consideration, includes the rounding down of any fractional entitlements in accordance with the terms of this Restructuring Plan.

2   RESTRUCTURING PLAN EFFECTIVENESS

2.1   This Restructuring Plan provides for a compromise and an arrangement between the Plan Company and each of the Bondholders in respect of all Plan Claims.

2.2   As soon as reasonably practicable following the granting of the Plan Sanction Order by the Court, the Plan Company shall deliver the Plan Sanction Order to the Registrar of Companies for registration in accordance with Part 26A of the Companies Act.

2.3   The terms of this Restructuring Plan shall become effective at the Plan Effective Time and shall be binding on all Bondholders, the Plan Company and each person that has undertaken to be bound by the terms of the Restructuring Plan in accordance with the relevant Undertaking and their respective successors and assigns.

2.4   On and from the Plan Effective Time, all of the right, title and interest of the Bondholders to Plan Claims shall be subject to the compromises and arrangements set out in this Restructuring Plan.

2.5   As soon as reasonably practicable following the Plan Effective Time, the Plan Company shall:

(a)   notify the Bondholders and the Holding Period Trustee that the Plan Effective Time has occurred by instructing the Information Agent to place a copy of the Plan Sanction Order and a notice on the Plan Website which shall state on its face the date and time of the Plan Effective Time;

(b)   notify the Shareholders that the Plan Effective Time has occurred by making an RNS announcement and uploading a copy of that notice with a copy of the Plan Sanction Order to the Plan Company's website https://www.hurricaneenergy.com; and

(c)   separately, give written notice that the Plan Effective Time has occurred to:

(i)   the Trustee and the Security Trustee;

(ii)   AIM; and

(iii)   the OGA.

3   AUTHORISATION TO EXECUTE AND UNDERTAKING TO BE BOUND BY THE RESTRUCTURING DOCUMENTS

3.1   In consideration for the rights accruing to the Bondholders under the Restructuring Plan, including the rights to be acquired by the Bondholders, each Bondholder (on its own behalf and on behalf of any Nominated Recipient) hereby irrevocably authorises, appoints, instructs and empowers the Plan Company as its true and lawful agent and attorney (acting by its directors or other duly authorised representatives) (the **Attorney**) to, on and from the Plan Effective Time:

(a)   sign, enter into, execute and deliver (whether as a deed or otherwise) each Restructuring Document to which it will be a party for and on behalf of that Bondholder, such that each Bondholder will become a party to and be bound by those Restructuring Documents;

(b)   sign, enter into, execute and deliver all such deeds, documents, agreements, instruments, transfers, notices, confirmations, consents, orders, directions or instructions scheduled to, referred to in and/or contemplated by the Restructuring Implementation Deed, including all other Restructuring Documents, in each case which are required to be executed and/or delivered by or on its behalf;

(c)   take any such steps or actions as may be reasonably necessary or desirable to give effect to the terms of the Restructuring Plan, the Restructuring Implementation Deed and the other Restructuring Documents, including, without limitation, giving any instructions to the Holding Period Trustee to the extent required in order to give effect to the terms of the Restructuring Plan, the Restructuring Implementation Deed and those other Restructuring Documents;

(d)   agree on its behalf (and following consultation with the relevant Advisers) to any amendments to the Restructuring Implementation Deed and the other Restructuring Documents, provided that (i) those amendments are not inconsistent with the terms of the Lock-up Agreement or the Restructuring Implementation Deed and (ii) in each case, which the Attorney and (if applicable) the other person(s) to be party to the relevant Restructuring Documents may deem (acting reasonably and in good faith) necessary or desirable in order to:

(i)   ensure that the information and categories of information contained, or referred to, in the Allocation and Entitlement Table, any schedule, annex or similar, signature blocks, lists of parties and parties provisions, notice details, legal entity names or registration numbers or blanks or placeholders in those Restructuring Documents reflect the relevant information and categories of information as at the applicable date (and the elections made in the Account Holder Letters delivered by Account Holders on behalf of the Bondholders);

(ii)   complete any blanks (including, without limitation, any dates, times, bank account details, notice provisions or legal entity name), lists of parties and/or signature blocks;

(iii)   correct any manifest error;

(iv)   ensure that those Restructuring Documents may be duly executed and delivered;

(v)   ensure that those Restructuring Documents are legal, valid, binding and enforceable upon the parties to them in accordance with the terms of this Restructuring Plan and their terms; and/or

(vi)   take into account any modification of, or addition to, this Restructuring Plan and/or any other Restructuring Documents approved or imposed by the Court in accordance with Clause 8 (*Modification of the Restructuring Plan*).

3.2   Each Bondholder irrevocably authorises, empowers and instructs the Trustee on and from the Plan Effective Time to:

(a)   enter into, execute and deliver (whether as a deed or otherwise) each of the following documents:

(i)   the Restructuring Implementation Deed; and

(ii)   each other Restructuring Document to which it is a party;

(b)   provide the waivers and releases expressed to be given by or on behalf of the Trustee in the Trustee Release Letter and each other Restructuring Document;

(c)   take each step under the Restructuring Implementation Deed and other Restructuring Documents expressed to be taken by or on behalf of the Trustee; and

(d)   do or procure to be done all such acts and things as may be reasonably necessary or desirable for the purposes of giving effect to the Restructuring Plan and the Restructuring.

3.3   Each of the Guarantor Subsidiaries, the Information Agent and the Holding Period Trustee have severally agreed to:

(a)   be bound by and to perform their respective obligations under this Restructuring Plan; and

(b)   execute any documents to which they are expressed to be party and to take any steps that are reasonably required of them by the capacity under the terms of the Restructuring Plan,

in each case, on and subject to the terms of their respective Undertakings.

3.4   The Trustee and the prospective Security Trustee have delivered to the Plan Company the Agreement to Deliver Documents.

3.5   The authority granted or conferred by this Clause 3 shall be treated for all purposes as having been granted by deed and the Plan Company shall be entitled to delegate the authority granted or conferred by this Clause 3 to any person it deems necessary or desirable.

3.6   For the avoidance of doubt, and notwithstanding any other provision of this Clause 3, each Bondholder hereby confirms that it agrees to, shall be bound by and shall comply with, each of its obligations under each of the Restructuring Implementation Deed and each of the other

Restructuring Documents at such time as such document shall become effective in accordance with the terms of the Restructuring Implementation Deed or, as applicable, the other relevant Restructuring Document.

3.7   The authorities, appointments and instruction granted in accordance with this Clause 3 shall automatically expire on the earlier of (a) the termination of the Restructuring Plan in accordance with Clause 10 (*Termination*), (b) 10 Business Days after the Restructuring Effective Date and (c) in relation to each Restructuring Document, the date that Restructuring Document is fully executed by the relevant parties to it.

4   RECORD TIME

4.1   All Plan Claims and their resulting entitlements under this Restructuring Plan shall be determined by the Plan Company as at the Record Time on the basis of information provided to it by the Information Agent.

4.2   Any successors, assignees or transferees of a Bondholder after the Record Time shall be bound by the terms of this Restructuring Plan and will be a Bondholder for the purposes of the Restructuring Plan.

5   IMPLEMENTATION OF THE RESTRUCTURING PLAN

5.1   The Plan Company shall:

(a)   as soon as reasonably practicable following the Plan Effective Time:

(i)   enter into the Restructuring Implementation Deed; and

(ii)   use all reasonable endeavours to procure that the Restructuring Implementation Deed shall be entered into by or on behalf of all other persons intended to be party thereto; and

(b)   use all reasonable endeavours to procure that, as soon as reasonably practicable after the Plan Effective Time, each of the Conditions Precedent shall be satisfied (unless waived in accordance with the terms of the Restructuring Implementation Deed).

5.2   Following the Plan Effective Time, the Plan Company and the Bondholders shall take such other steps and/or actions as may be reasonably necessary or desirable to implement the Bonds Exchange and the other transactions contemplated in the Restructuring Implementation Deed and the other Restructuring Documents in accordance with the terms of the Restructuring Implementation Deed and such other Restructuring Documents.

5.3   In consideration of the Bondholders' subscription for the Exchange Shares, the Plan Company shall pay a commission to the Bondholders to the extent that the total number of Exchange Shares is less than 37,845,559,564 Shares. The commission shall be £0.001 for every Share that the total number of Exchange Shares is less than 37,845,559,564 Shares and the Plan Company's obligation to pay such commission shall be satisfied by the issuance of the Commission Shares to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline, the Holding Period Trustee).

6   RECEIVING BONDS EXCHANGE ENTITLEMENTS

6.1   Subject to Clauses 6.2, 6.3 and 7, each Bondholder shall, subject to the provisions of the Restructuring Documents, be entitled to receive its Bonds Exchange Entitlement.

6.2   For a Bondholder (or its Nominated Recipient, as applicable) to receive its Bonds Exchange Entitlement on the Restructuring Effective Date, that Bondholder must have submitted (or procured that its Account Holder submitted on its behalf) a validly completed Account Holder Letter to the Information Agent by the Voting Instructions Deadline.

6.3   If a Bondholder is (i) a Non-Responding Bondholder or (ii) an Ineligible Bondholder who has not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline:

(a)   Clause 7 (*Holding Period Trust in relation to Plan Consideration*) shall apply to all of such Bondholder's Bonds Exchange Entitlement which would otherwise, on the Restructuring Effective Date, have been transferred to that Bondholder (or its Nominated Recipient, if a Nominated Recipient had been appointed); and

(b)   its Bond Exchange Entitlement may be claimed from, or directed to be sold by, the Holding Period Trustee during the Holding Period by submission of such validly completed documentation as is required by the Holding Period Trustee by no later than 10 Business Days prior to the Holding Period Trust Expiry Date (subject to the terms of the Holding Period Trust Deed).

6.4   In the event that a Bondholder wishes to procure that a Nominated Recipient receives all or part of its Bonds Exchange Entitlement it must, in addition to complying with clause 6.2 or 6.3(b), also ensure that the proposed Nominated Recipient

(a)   is an Eligible Person; and

(b)   if that Nominated Recipient is to receive all or part of a Bonds Exchange Entitlement on the Restructuring Effective Date, is nominated in Part 3 (*Nominated Recipients*) of the Bondholder's validly completed Account Holder Letter; or

(c)   if that Nominated Recipient is to receive all or part of a Bonds Exchange Entitlement (or the proceeds of its sale) from the Holding Period Trustee during the Holding Period, is nominated as a Nominated Recipient in such validly completed documentation as is required and received by the Holding Period Trustee by no later than 10 Business Days prior to the Holding Period Trust Expiry Date.

6.5   If a Non-Responding Bondholder or Ineligible Bondholder who has not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline does not claim (or direct the sale of) its Bonds Exchange Entitlement from (or by) the Holding Period Trustee prior to the Holding Period Trust Expiry Date (in accordance with, and subject to, the terms of the Holding Period Trust Deed), its Bonds Exchange Entitlement shall, without further notice, be returned by the Holding Period Trustee to the Plan Company and cancelled, as more particularly described in the Holding Period Trust Deed.

Fractional allocations

6.6   Fractions of Exchange Shares or Commission Shares shall not be allotted or issued by the Plan Company under the Restructuring Plan to Bondholders or, in accordance with Clause 7.3, the Holding Period Trustee. Any Bondholder who would otherwise have been entitled to a fraction of an Exchange Share or Commission Share under the Bonds Exchange shall have its entitlement reduced to the next whole number of Exchange Shares or Commission Shares (as the case may be).

6.7   Following the Restructuring Effective Date, Bondholders will only be able to hold Bonds in integrals (in excess of the minimum denomination of US$150,000) of US$1 of the principal amount, and any fractions shall be rounded down to the next whole US$.

7   HOLDING PERIOD TRUST IN RELATION TO PLAN CONSIDERATION

7.1   No Exchange Shares or Commission Shares will be issued or delivered by the Plan Company to a Bondholder on the Restructuring Effective Date if that Bondholder is a Non-Responding Bondholder.

7.2   No Exchange Shares or Commission Shares will be issued or delivered by the Plan Company to a Bondholder (or its Nominated Recipient, if applicable) on the Restructuring Effective Date where (i) such Bondholder is an Ineligible Bondholder or (ii) an Ineligible Bondholder's Nominated Recipient is not an Eligible Person.

7.3   If Clauses 7.1 or 7.2 apply, the Bonds Exchange Entitlement of the relevant Bondholder will be issued to the Holding Period Trustee on the Restructuring Effective Date who will hold the relevant Exchange Shares or Commission Shares on trust for the relevant Bondholder for the Holding Period or, to the extent that a Bondholder has instructed the Holding Period Trustee to do so at any point during the Holding Period, as soon as practicable sell in the Open Market its Bonds Exchange Entitlement, in each case, in accordance with, and subject to, the provisions of the Holding Period Trust Deed.

8   MODIFICATION OF THE RESTRUCTURING PLAN

8.1   Subject to Clause 8.2 and 8.3 below, each Bondholder hereby agrees that the Plan Company may, at the Sanction Hearing, consent on behalf of itself and each of the Bondholders to any modification of this Restructuring Plan which the Court may think fit to approve or impose (**Court Modification**) which is necessary for the implementation of the Restructuring.

8.2   If a Court Modification could reasonably be expected, directly or indirectly, to (a) have an adverse effect on the rights or interest of a Bondholder or (b) impose any additional or new obligation on a Bondholder, such modification will require the prior written consent of that Bondholder.

8.3   None of the Trustee, Security Trustee, the Principal Paying, Calculation and Transfer Agent or Registrar will be obliged to enter into any Restructuring Document modified by the Court at the Sanction Hearing where the effect of such modification would have the effect of:

(a)   exposing the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent or Registrar to any liability against which they have not been indemnified and/or secured and/or pre-funded to their satisfaction; or

(b)   increasing the obligations or duties, or decreasing the rights or protection, of the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent or Registrar in the Transaction Documents.

9   BONDHOLDER UNDERTAKINGS, RELEASES AND WAIVERS

9.1   In consideration for the Bonds Exchange Entitlements conferred on the Bondholders in accordance with Clause 6 (*Receiving Bonds Exchange Entitlements*), each Bondholder hereby gives the undertakings, releases and waivers in this Clause 9.

Releases

9.2   With effect on and from the Restructuring Effective Date, each Bondholder, subject to Clauses 9.3 and 9.4, irrevocably, unconditionally, fully and absolutely:

(a)   waives, releases and discharges each and every Liability of a Released Party to that Bondholder which each Released Party ever had, may have or hereafter can, shall or may have in relation to or arising out of or in connection with:

(i)   the preparation, negotiation, sanction, execution or implementation of the Restructuring Plan (including, but not limited to, the Restructuring Implementation Deed and each other Restructuring Document) and/or the Restructuring; and/or

(ii)   any event or circumstances arising in the period from 23 September 2020 to the Restructuring Effective Date which caused or contributed to, directly or indirectly, the requirement for the Restructuring;

(b)   discharges and exonerates the Trustee from all Liability which it may have or may become responsible for under the Bond Trust Deed, or the Bonds in respect of any act or omission of it in connection with this Restructuring Plan and/or or any of the Restructuring Documents;

(c)   irrevocably waives any Claim that the Bondholders may have against the Trustee arising as a result of any loss or damage which the Bondholders may suffer or incur as a result of the Trustee acting in accordance with this Restructuring Plan, the Restructuring Implementation Deed and each other Restructuring Document, and further confirms that the Bondholders will not seek to hold the Trustee liable for any such loss or damage; and

(d)   expressly agrees and undertakes to indemnify and hold harmless the Trustee from and against all Liabilities which may be suffered or incurred by it as a result of any Claims (whether or not successful, compromised or settled), actions, demands or proceedings brought against the Trustee and against all Liabilities which the Trustee may suffer or incur which in any case arise as a result of the Trustee acting in accordance with the Restructuring Plan, the Restructuring Implementation Deed, or any other Restructuring Documents.

9.3   Nothing in Clause 9.2 shall release, waive or discharge any Liability:

(a)   in respect of any Released Party's gross negligence, wilful misconduct or fraud; or

(b)   of any Adviser arising under or relating to a duty of care to such Adviser's client or arising under a duty of care to another person which has been specifically accepted or acknowledged in writing by the relevant Adviser.

9.4   Nothing in Clause 9.2 shall waive, release, discharge or reduce the outstanding principal amount of US$230,000,000 of the Bonds other than in accordance with the Restructuring Implementation Deed and other Restructuring Documents and provided that the Restructuring Effective Date occurs.

Waivers

9.5   With effect on and from the Restructuring Effective Date each Bondholder hereby waives any Potential Event of Default or Event of Default (each as defined in (a) the Bond Trust Deed as amended and restated as the "First Amended and Restated Bond Trust Deed" pursuant to, and as defined in, the Amendment and Restatement Agreement relating to the Bond Trust Deed and (b) the Amended and Restated Bond Trust Deed) which may, in each case, have arisen under Condition 8(F) and Condition 8(G) of the applicable terms and conditions of the Bonds from any action taken by the Plan Company or any Group Company in connection with the Restructuring Plan, the Restructuring Documents and/or the Restructuring.

Undertaking

9.6   With effect on and from the Plan Effective Time, each Bondholder irrevocably ratifies and confirms everything which the Plan Company may lawfully do or cause to be done in accordance with the authority conferred by Clause 3 (*Authorisation to Execute and Undertaking to be bound by the Restructuring Documents*) of this Restructuring Plan.

Standstill

9.7   On and from the Plan Effective Time, each of the Bondholders, subject to Clause 9.8, shall not, and shall procure that its respective Affiliates shall not, commence or continue, or instruct, direct or authorise any other person to commence or continue any Proceedings or other judicial, quasi-judicial, administrative or regulatory process in any jurisdiction whatsoever against any Released Party, in each case in relation to or arising out of or in connection with:

(a)   the negotiation, preparation, implementation and/or consummation of this Restructuring Plan and the Restructuring; and

(b)   the execution of the Restructuring Documents or the taking of any steps necessary or desirable to implement the transactions contemplated in this Restructuring Plan and the Restructuring Documents.

9.8   However, Clause 9.7 shall not:

(a)   in any way impair or prejudice any rights of any Bondholder or any other person arising under any Restructuring Document or any remedy in respect of such right;

(b)   apply to any Claim or Liability in respect of fraud, gross negligence or wilful misconduct by any Released Party;

(c)   oblige any Bondholder to take any action whatsoever; and/or

(d)   in any way impair or prejudice any rights of a Bondholder to seek directions from the Court in relation to the terms of this Restructuring Plan.

9.9   A Released Party shall be entitled to enforce and enjoy the benefit of, and rely upon, this Clause 9 whether or not it is a party to this Restructuring Plan. The parties to this Restructuring Plan shall not be entitled to rescind or vary any term of this Clause 9 in a manner prejudicial to a Released Party without the consent of the relevant Released Party.

10   TERMINATION

10.1   If:

(a)   the Restructuring Effective Date does not occur on or before the Long-Stop Date; or

(b)   the Restructuring Implementation Deed terminates in accordance with its terms before the Restructuring Effective Date,

the terms of and obligations on, and rights granted to, the parties under or pursuant to this Restructuring Plan shall lapse and all the compromises and arrangements provided by this Restructuring Plan and any release granted pursuant to this Restructuring Plan shall be of no effect and shall be construed as if it had never become effective, and the rights and obligations of the Bondholders shall not be affected and shall be reinstated and remain in full force and effect.

11   NATURE OF THE RESTRUCTURING IMPLEMENTATION DEED

For the avoidance of doubt, the Restructuring Implementation Deed and each other Restructuring Document, and any actions taken pursuant to the Restructuring Implementation Deed or such Restructuring Document, shall be part of this Restructuring Plan.

12   COSTS AND EXPENSES

The Plan Company shall pay or procure payment in full of all costs, charges, expenses and disbursements incurred by it (including for the avoidance of doubt of all costs, charges, expenses and disbursements reasonably incurred by the Trustee, the Security Trustee, the Principal Paying, Calculation and Transfer Agent and/or Registrar and each other Adviser's fees in accordance with their respective terms of engagement) in connection with the negotiation, preparation and implementation of this Restructuring Plan as and when they arise including, but not limited to, the costs of holding the Plan Meetings, the costs of obtaining the Plan Sanction Order, the costs of placing any notices required by or in connection with this Restructuring Plan. This Clause shall survive termination of this Restructuring Plan.

13   RIGHTS OF THIRD PARTIES

13.1   For the avoidance of doubt, each Released Party may enforce and rely on any provision of this Restructuring Plan in its favour.

13.2   Save for the persons referred to in clause 13.1, unless otherwise expressly provided in this Restructuring Plan, the Restructuring Implementation Deed or any other Restructuring Document, no provision of this Restructuring Plan (whether express or implied) is enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to it.

14   PARTIAL INVALIDITY

If at any time any provision of this Restructuring Plan is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of that provision under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision of this Restructuring Plan under the law of that jurisdiction shall in any way be affected or impaired thereby.

15   GOVERNING LAW AND JURISDICTION

15.1   This Restructuring Plan and any non-contractual obligations arising out of or in connection with this Restructuring Plan shall be governed by and construed in accordance with the laws of England and Wales.

15.2   The Bondholders and the Plan Company hereby agree that the Court shall have exclusive jurisdiction to hear and determine any suit, action or Proceeding and to settle any dispute which arises out of or in connection with the terms of this Restructuring Plan or its implementation or out of any action taken or omitted to be taken under this Restructuring Plan or in connection with the administration of this Restructuring Plan and for such purposes the Bondholders and the Plan Company irrevocably submit to the jurisdiction of the English courts, provided, however, that nothing in this Clause 15 shall affect the validity of other provisions determining governing law and jurisdiction as between the Plan Company and any of the Bondholders, whether contained in contract or otherwise.

15.3   The terms of this Restructuring Plan and the obligations imposed on the Plan Company and the Bondholders (and, for the avoidance of doubt, any terms and obligations which may be construed as being imposed on the Guarantor Subsidiaries and any other member of the Group) under this Restructuring Plan shall take effect subject to any prohibition or condition imposed by applicable law.

16   FUTURE LIQUIDATION OR ADMINISTRATION

This Restructuring Plan shall be unaffected by any liquidation or administration or any analogous proceeding (in any jurisdiction) of the Plan Company after the Restructuring Effective Date and shall, in those circumstances, continue according to its terms.

17   CONFLICT

In the event of a conflict or inconsistency between the provisions of this Restructuring Plan, the Companies Act, the AIM Rules or any other act and/or rule or regulation, for the purposes of Restructuring Plan, and to the extent such acts and/or rules or regulations permit, the provisions of this Restructuring Plan shall prevail.

Dated this [•] day of [•] 2021

Appendix A – Restructuring Implementation Deed

DATED __ June 2021

HURRICANE ENERGY PLC
as the Plan Company

HURRICANE HOLDINGS LIMITED
and
HURRICANE GLA LIMITED
as Guarantor Subsidiaries

LUCID ISSUER SERVICES LIMITED
as Information Agent

LUCID ISSUER SERVICES LIMITED
as Holding Period Trustee

U.S. BANK TRUSTEES LIMITED
as Trustee

ELAVON FINANCIAL SERVICES DAC UK BRANCH
as Paying, Calculation and Transfer Agent

ELAVON FINANCIAL SERVICES DAC
as Registrar

RESTRUCTURING IMPLEMENTATION DEED

Table of Contents

THIS DEED is dated ___ June 2021 and made between:

(1)   **HURRICANE ENERGY PLC**, a company incorporated under the laws of England & Wales with company number 05245689 and its registered address at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN (the "**Plan Company**");

(2)   **HURRICANE HOLDINGS LIMITED**, a company incorporated under the laws of England & Wales with company number 10654801 and its registered address at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN ("**Holdings**");

(3)   **HURRICANE GLA LIMITED**, a company incorporated under the laws of England & Wales with company number 10656211 and its registered address at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN ("**GLA**" and together with Holdings, the "**Guarantor Subsidiaries**" and each a "**Guarantor Subsidiary**");

(4)   **LUCID ISSUER SERVICES LIMITED**, a company incorporated under the laws of England & Wales with company number 5098454 and its registered address at Tankerton Works, 12 Argyle Walk, London WC1H 8HA in its capacity as information agent (the "**Information Agent**");

(5)   **LUCID ISSUER SERVICES LIMITED**, a company incorporated under the laws of England & Wales with company number 5098454 and its registered address at Tankerton Works, 12 Argyle Walk, London WC1H 8HA, in its capacity as holding period trustee (the "**Holding Period Trustee**");

(6)   **U.S. BANK TRUSTEES LIMITED**, a company incorporated under the laws of England & Wales with company number 02379632 and its registered address at 125 Old Broad Street, Fifth Floor, London EC2N 1AR in its capacity as trustee in connection with the Bonds ("**Trustee**");

(7)   **ELAVON FINANCIAL SERVICES DAC,** a Designated Activity Company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, Ireland, acting through its UK Branch from its establishment at 125 Old Broad Street, Fifth Floor, London EC2N 1AR (registered with the Registrar of Companies for England and Wales under Registration No. BR020005) as paying, transfer and calculation agent (the "**Paying, Calculation and Transfer Agent**"); and

(8)   **ELAVON FINANCIAL SERVICES DAC** a Designated Activity Company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, Ireland as registrar (the "**Registrar**").

together, the "**Parties**" and each a "**Party**".

Restructuring Implementation Deed
4815-8465-6613 v12

BACKGROUND

(A)   On 30 April 2021, the Plan Company together with the Guarantor Subsidiaries, GWA, the Information Agent and the members of the Committee at that date entered into the Lock-up Agreement.

(B)   The Restructuring as contemplated by the Lock-up Agreement envisaged that the Plan Company would propose the Restructuring Plan. Accordingly:

        (a)   the Practice Statement Letter was circulated on 30 April 2021;

        (b)   a convening hearing was held on [21] May 2021 at which the Court ordered the convening of the Plan Meeting to vote on the Restructuring Plan;

        (c)   the Plan Meeting was held on [4] June 2021;

        (d)   following approval of the Restructuring Plan at the Plan Meeting, a sanction hearing was held on [11] June 2021 and the Court sanctioned the Restructuring Plan by the Plan Sanction Order; and

        (e)   the Plan Sanction Order was lodged with the Registrar of Companies on [11] June 2021, and the Plan Effective Time occurred.

(C)   The Parties have agreed to enter into this Deed for the purpose of implementing the Restructuring to give effect to the terms of the Restructuring Plan and the Lock-up Agreement and to formalise the consents, instructions, waivers, releases, conditions precedent, steps and timing required to implement the Restructuring, subject to the satisfaction or waiver of the Conditions Precedent, in accordance with the terms of the Restructuring Plan, the Implementation Steps and the Restructuring Implementation Documents.

(D)   It is intended that this document takes effect as a Deed notwithstanding the fact that a Party may only execute this document under hand.

IT IS AGREED as follows:

1.   Definitions and interpretation

1.1   Definitions

Capitalised terms used in this Deed that are not otherwise defined shall have the meanings given to them in the Restructuring Plan:

"**Accruals**" has the meaning given to it in the Holding Period Trust Deed.

"**Admission**" means admission of the Exchange Shares and Commission Shares (if any) to AIM as listed securities, and a reference to admission to listing becoming "effective" is to be construed in accordance with rule 6 of the AIM Rules.

"**Agreed Form**" means as agreed between the Plan Company and the Committee, as confirmed by the Plan Company's Solicitors and the Committee's Solicitors.

"**Agreed Rate**" means either GBP1: US$1.40 being the Sterling:US Dollar rate of exchange quoted by Barclays as at 11.00 a.m. (London Time) on 13 May 2021 or where the Sterling:US Dollar rate of exchange quoted by Barclays as at 5.00 p.m. (London Time) on the day which is two days immediately prior to the Restructuring Effective Time (as ascertained by the Plan Company acting reasonably) is more favourable to the holders of US Dollars, such later rate of exchange.

"**AIM Application**" means an application for Admission to AIM.

"**AIM Application Date**" has the meaning given to in in Clause 6 (*Application for Admission*).

"**AIM Rules**" means the AIM Rules for Companies published by the London Stock Exchange, as in force from time to time.

"**Allocation and Entitlement Table**" means an excel spreadsheet prepared by the Information Agent showing the number of Exchange Shares and Commission Shares (if any) to be issued (i) to or at the instruction of each Eligible Recipient and (ii) to the Holding Period Trustee.

"**Amended and Restated Bond Trust Deed**" means the document set out in Schedule 2 (*Second Amended and Restated Trust Deed*) to the Amendment and Restatement Agreement relating to the Bond Trust Deed.

"**Amended and Restated Global Bond**" means the document set out in Schedule 4 (*Form of Global Bond*) of the Amendment and Restatement Agreement relating to the Bond Trust Deed.

"**Amended and Restated Agency Agreement**" means the document set out in Schedule 1 (*Amended and Restated Agency Agreement*) in the Amendment and Restatement Agreement relating to the Paying, Calculation and Transfer Agency Agreement.

"**Amendment and Restatement Agreement relating to the Bond Trust Deed**" means the document entitled "*Amendment and Restatement Agreement*" to be entered into between the Plan Company, GLA, Holdings, the Trustee and the Security Trustee on the Restructuring Effective Date, in the form filed for the Convening Hearing, with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan.

"**Amendment and Restatement Agreement relating to the Paying, Calculation and Transfer Agency Agreement**" means the document entitled "*Amendment and Restatement Agreement*" to be entered into between the Plan Company, the Trustee, the Security Trustee, the Paying, Calculation and Transfer Agent and the Registrar on the Restructuring Effective Date, in the form filed for the Convening Hearing, with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan.

"**Authorisation**" means any authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"**Bondholder**" means a person with a Book Entry Interest as at the Record Time.

"**Clearing Systems**" means Euroclear and Clearstream and, in each case, any successor thereof.

"**Clearing System Instruction**" means the written order notifying each Clearing System of the amendments to the Bonds pursuant to the Amendment and Restatement Agreement relating to the Bond Trust Deed.

"**Commission Shares**" means the Shares which may be allotted by the Plan Company and issued to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Recipient by the Voting Instructions Deadline, the Holding Period Trustee) as commission under section 553 of the Companies Act and article 11 of the Plan Company's articles of association in an amount (if any) equivalent to the number of Shares equal to the difference between the number of Exchange Shares and 37,845,559,564 Shares pursuant to the operation of Clause 7.7 and Clause 7.14 (*Implementation Steps*).

"**Common Depositary Notice**" means the written notice to the Common Depositary in respect of the amendments to the Global Bond pursuant to the Amendment and Restatement Agreement relating to the Bond Trust Deed.

"**Committee's Solicitors**" means Akin Gump LLP and Akin Gump Strauss Hauer and Feld LLP.

"**Companies Act**" means the Companies Act 2006.

"**Conditions Precedent**" means:

(a)   the Funds Flow has been delivered by the Plan Company to Houlihan as financial adviser to the Committee;

(b)   confirmation from or on behalf of the Plan Company to the Committee's Solicitors that the Plan Company has submitted the AIM Application to AIM in accordance with Clause 6 (*Application for Admission*);

(c)   confirmation from or on behalf of the Plan Company to the Committee's Solicitors that the Allocation and Entitlement Table has been delivered by the Information Agent to the Plan Company;

(d)   confirmation from or on behalf of the Plan Company that the Plan Company and GLA have received OGA Consent; and

(e)   confirmation from or on behalf of the Plan Company to the Committee's Solicitors that the Plan Sanction Order has been delivered to the Registrar of Companies and that the Plan Effective Time has occurred.

"**Convening Hearing**" means the hearing held on 21 May 2021 for an order granting certain directions in relation to the Restructuring Plan.

"**Corporate Governance Board Resolution**" means the Agreed Form written board resolution of the Plan Company adopting the QCA Corporate Governance Code and establishing the Governance Committees.

"**CREST**" means the relevant system, as defined in the CREST Regulations in respect of which Euroclear UK & Ireland Limited (previously CREST Co Limited) is the operator (as defined in the CREST Regulations).

"**CREST Regulations**" means Uncertificated Securities Regulations 2001 (SI 2001 No. 2001/3755)(as amended).

"**Deed Effective Date**" has the meaning given to it in Clause 2.2 (*Effectiveness*).

"**Deed of Charge**" means the deed of charge to be entered into by the Plan Company, Holdings, GLA as Chargors, and the Security Trustee and the Trustee on the Restructuring Effective Date, in the form filed for the Convening Hearing, with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan.

"**Deed Poll**" means the Agreed Form deed poll executed by the Plan Company in favour of each of the Plan Company's shareholders under which the Plan Company shall undertake (i) to maintain the Governance Principles in place unless otherwise approved by ordinary resolution of shareholders in general meeting of the Plan Company and (ii) at the 2022 AGM or the next general meeting (other than the 2021 AGM) of the Plan Company, to propose appropriate resolutions to shareholders of the Plan Company to amend the articles of association of the Plan Company so that the Governance Principles shall be maintained in place unless otherwise approved by ordinary resolution of shareholders of the Plan Company in general meeting .

"**Designated Account**" means, in relation to a Bondholder, the Clearing System account of its Account Holder specified in the relevant Account Holder Letter and, in relation to a Nominated Recipient, the Clearing System or CREST account specified in the relevant Account Holder Letter.

"**Eligible Recipient**" means a Bondholder or a Nominated Recipient who has provided the confirmations, warranties and undertakings in Annexes A and B of Part 4 (*Bondholder Confirmations and Securities Confirmation Form*) in a validly completed Account Holder Letter delivered to the Information Agent by the Voting Instructions Deadline.

"**Enlarged Ordinary Share Capital**" means the issued ordinary share capital of the Plan Company as will be enlarged following the issue of the Exchange Shares and the Commission Shares (if any).

"**Equity Registrar**" means Computershare Investor Services PLC.

"**Evercore**" means Evercore Partners International LLP.

"**Exchange Shares**" means the Shares to be allotted by the Plan Company and issued to the Bondholders (and, where relevant, to the Nominated Recipients and, in the case of (i) Non-Responding Bondholders and (ii) Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Recipient by the Voting Instructions Deadline, the Holding Period Trustee) in consideration for the release of a principal amount of US$50,000,000 of the Bonds pursuant to the Restructuring Plan and the Amendment and Restatement Agreement to the Bond Trust Deed following amendment in accordance with Clause 7.7 and Clause 7.14 (*Implementation Steps*).

"**Existing Documents**" means any existing agreement or other document entered into by any Party in connection with the issue of the Bonds.

"**Explanatory Statement**" means the explanatory statement in relation to the Restructuring Plan issued by the Plan Company on 21 May 2021 pursuant to section 901D of the Companies Act and uploaded to the Plan Website, explaining (among other things) the effect of the compromise or arrangement proposed by the Restructuring Plan.

"**Funds Flow**" means the funds flow statement showing in sufficient detail the flow of funds for the Group on or around the Restructuring Effective Time, in the form agreed between the Plan Company and Houlihan (in its capacity as financial adviser to the Committee).

"**Governance Committees**" means the nomination committee, the audit committee and the remuneration committee created and maintained by the Plan Company.

"**Governance Principles**" means the QCA Corporate Governance Code and the establishment and maintenance of the Governance Committees by the Plan Company.

"**GWA**" means Hurricane GWA Limited, a company incorporated under the laws of England & Wales with company number 10656130 and its registered address at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN.

"**Holding Period Trust Deed**" means a trust deed to be entered into between the Plan Company, the Holding Period Trustee and the Information Agent setting out the terms of the bare trust on which the Holding Period Trustee will hold all Exchange Shares and Commission Shares issued to the Holding Period Trustee in accordance with clause 7.11 (*Holding Period Trust in relation to Plan Consideration*) of the Restructuring Plan, together with the Accruals (as defined in the Holding Period Trust Deed), in the form filed for the Convening Hearing, with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan.

"**Houlihan**" means Houlihan Lokey EMEA LLP.

"**Implementation Steps**" means the steps to implement the Restructuring as set out in sub-paragraphs 7.4 to 7.21 (inclusive) of Clause 7 (*Implementation Steps*) and "**Implementation Step 1, 2, 3, etc.**" shall refer to the relevant step as further described under that heading in Clause 7 (*Implementation Steps*).

"**Interest**" means any cash pay interest on the Bonds that has accrued and has not been paid.

"**Intercompany Loan Capitalisation**" means the partial capitalisation of the unsecured intercompany loan owing by GLA to the Plan Company such that, after the capitalisation, the amount owing by GLA to the Plan Company is US$ 180,000,000 (or such other amount as may be agreed by the Plan Company and the Committee) and otherwise on such terms and implemented in such a manner as approved by the Plan Company and the Committee (with approval confirmed by the Plan Company's Solicitors and the Committee's Solicitors).

"**Lancaster Field FDP**" has the meaning given it in the Amended and Restated Bond Trust Deed.

"**Legal Advisers**" means:

(a)   the Committee's Solicitors;

(b)   the Plan Company's Solicitors; and

(c)   Hogan Lovells International LLP as legal advisers to the Trustee, the Security Trustee, the Paying, Calculation and Transfer Agent and the Registrar.

"**Legal Reservations**" means:

(a)   the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)   the time barring of claims under the Limitation Act 1980 and the Foreign Limitation Periods Act 1984, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)   that any provision requiring a party to indemnify a person in relation to legal costs may not necessarily be enforced by a court;

(d)   that any additional interest or payment of compensation imposed in circumstances of breach or default under any relevant agreement may be held to be unenforceable on the grounds that it is a penalty; and

(e)   similar principles, rights and defences under the laws of any relevant jurisdiction.

 "**Information Agent Undertakings**" means the irrevocable undertaking from the Information Agent to the Plan Company and the Court, to be entered into on or before the date of the Sanction Hearing to, among other things, be bound by the terms of the Restructuring Plan in the form set out at Appendix E(*Form of Information Agent Undertaking*) to the Restructuring Plan.

"**Majority Participant Confirmation**" means confirmation provided by the Majority Participants to the Committee's Solicitors.

"**OGA Consent**" means the consent of the OGA for the Plan Company and GLA to make an amendment to the Lancaster Field FDP to permit production with flowing bottom hole pressure up to 300 psi below the bubble point of the fluid (1605psia at 1240m TVDSS).

"**Original Principal Amount**" means US$230,000,000.00 being the principal amount outstanding under and in respect of the Bonds from issuance to immediately prior to Implementation Step 2, and shall for the avoidance of doubt not include any accrued but unpaid Interest.

"**Paying, Transfer and Conversion Agency Agreement**" means the Paying, Transfer and Conversion Agency Agreement dated 24 July 2017 between the Plan Company as issuer, the Trustee, the Paying, Calculation and Transfer Agent (in its capacity as the Principal Paying, Transfer and Conversion Agent (defined therein)) and the Registrar.

"**Plan Company's Solicitors**" means Dentons UK and Middle East LLP.

"**Plan Documents**" means each of:

(a) the Practice Statement Letter;

(b) the Explanatory Statement;

(c) the Plan Meeting Notice;

(d) the Agreement to Deliver Documents;

(e) the Guarantor Subsidiary Undertakings;

(f) the Information Agent Undertakings;

(g) the Restructuring Plan;

(h) the Plan Sanction Order; and

(i) the Account Holder Letters.

"**Plan Effective Time**" means the date and time on which the Plan Company delivers an office copy of the Plan Sanction Order to the Registrar of Companies for registration.

"**Plan Meeting**" means the meeting convened on [4 June 2021] between the Plan Company and the Bondholders for the purpose of considering and approving the Restructuring Plan proposed by the Plan Company.

"**Plan Meeting Notice**" means the notice of the Plan Meeting appended to the Explanatory Statement at Appendix C (*Plan Meeting Notice*) to the Explanatory Statement.

"**Practice Statement**" means the Practice Statement *(Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006)* issued by the Chancellor of the Court on 26 June 2020.

"**Practice Statement Letter**" means the letter dated 30 April 2021 from the Plan Company to its Bondholders in accordance with the Practice Statement.

8

"**QCA Corporate Governance Code**" means the Corporate Governance Code for Small and Mid-Size Quoted Companies published by the Quoted Companies Alliance.

"**Record Time**" means 5.00 p.m. (London Time) on [2 June] 2021, or if the date of the Plan Meeting changes, 5.00 p.m. (London Time) on the date which is two Business Days before the Plan Meeting.

"**Relevant Amount**" means US$50,000,000.00 of principal amount outstanding (subject to rounding), and shall for the avoidance of doubt not include any accrued but unpaid Interest.

"**Restructuring CP Notice**" has the meaning given to it in Clause 4 (*Satisfaction of Conditions Precedent*).

"**Restructuring Documents**" means the Lock-up Agreement, the Plan Documents and the Restructuring Implementation Documents.

"**Restructuring Effective Date**" means the date on which the Restructuring Effective Time occurs, which is currently expected to be on or before [18] June 2021.

"**Restructuring Effective Time**" means the time at which the Restructuring Effective Time Notice is issued.

"**Restructuring Effective Time Notice**" means the notice to be circulated to the Parties by the Plan Company immediately upon the occurrence of the Restructuring Effective Time pursuant to Clause 7.20 (*Implementation Steps*).

"**Restructuring Implementation Documents**" means the Agreed Form documents listed in Schedule 1 (*Restructuring Implementation Documents*)..

"**Restructuring Plan**" means the restructuring plan under part 26A of the Companies Act 2006 proposed by the Plan Company and sanctioned by the Court on ___ June 2021, in the form set out in Appendix A (*Restructuring Plan*) to the Explanatory Statement (with or subject to any modification, addition or condition approved or imposed by the Court and approved in accordance with the terms of the Restructuring Plan).

"**RNS**" means publication via the London Stock Exchange's Regulatory News Service (RNS).

"**RP Proceedings**" means the proceedings commenced in the Court under part 26A of the Companies Act 2006 in relation the Restructuring Plan.

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Term Sheet**" means the term sheet annexed to the Lock-up Agreement.

"**TISE Announcement**" means an announcement made on the website of The International Stock Exchange.

"**TVDSS**" means True Vertical Depth Sub-Sea.

"**Trustee Release Letter**" means the document entitled "*Trustee Release Letter*" to be entered into by the Trustee, pursuant to which the Trustee grants the releases, waivers and standstill granted by the Bondholders under clause 9.2 to 9.4 (inclusive) (*Releases*), clause 9.6 (*Waivers*) and clauses 9.7 to 9.8 (inclusive) (*Standstill*) of the Restructuring Plan.

"**VAT**" means value added tax as provided under VATA or a similar Tax in any other jurisdiction.

"**VATA**" means the Value Added Tax Act 1994 and references to the VATA shall include all statutes, laws, regulations, notices, directions or similar provisions, relating to value added tax and any value added, turnover, sales, purchase or similar tax of the United Kingdom or of any other jurisdiction and references to value added tax or to VAT shall be construed accordingly.

1.2 Construction

(a) Unless a contrary indication appears, any reference in this Deed to:

 (i) "**Appendix**" and the "**Schedules**" are to each appendix and the schedules to this Deed, which form part of this Deed and have the same force and effect as if set out in the body of this Deed;

 (ii) a "**Clause**" or "**sub-paragraph**" is a reference to a clause or sub-paragraph of this Deed;

 (iii) a "**person**" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality) and shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

 (iv) "**include**" or "**including**" (or any similar term) are not to be construed as implying any limitation;

 (v) "**assets**" includes present and future properties, revenues and rights of every description;

 (vi) an amendment includes a supplement, novation, extension (whether of maturity or otherwise), restatement, re-enactment or replacement, and "**amended**" will be construed accordingly;

 (vii) "**guarantee**" means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(viii) "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent:

(ix) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(x) "**shares**" or "**share capital**" includes equivalent ownership interests (and "**shareholder**" and similar expressions shall be construed accordingly);

(xi) a provision of law is a reference to that provision as amended or re-enacted;

(xii) "**US$**" is to the lawful currency of the United States of America;

(xiii) "**GBP**" or "**£**" is to the lawful currency of the United Kingdom;

(xiv) a document being "**signed**" shall include it being signed electronically; and

(xv) a time of day is a reference to London time.

(b) Section, Clause and Schedule headings are for ease of reference only.

(c) Unless the context otherwise requires, the singular shall include the plural and vice versa.

1.3 Third party rights

Save as otherwise expressly provided in this Deed, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Deed.

1.4 Relationship with other documents

In the case of any conflict between the terms of this Deed and any Existing Document, the terms of this Deed shall prevail.

2. Effectiveness

2.1 This Deed shall be executed and delivered by the Parties as soon as reasonably practicable after the Plan Effective Time.

2.2 This Deed shall become effective and legally binding, as between the signatories hereto, on the date on which it is executed and released by all of the Parties hereto (the "**Deed Effective Date**").

2.3   The Plan Company shall promptly notify the other Parties upon the occurrence of the Deed Effective Date.

3.   Execution, Dating and Delivery of the Restructuring Implementation Documents

3.1   On the Deed Effective Date, each Party shall sign, but leave undated, all Restructuring Implementation Documents to which it is a party and deliver an electronic copy of all such Restructuring Implementation Documents to its Legal Adviser (or, where a Party does not have a legal adviser, to the Plan Company's Solicitors) and, as soon as reasonably practicable thereafter, deliver the original signed Restructuring Implementation Documents physically to its Legal Adviser, or if it does not have a Legal Adviser, the Plan Company's Solicitors, in each case to be held pending release in accordance with Clause 7 (*Implementation Steps*).

3.2   Where an Implementation Step refers to a Restructuring Implementation Document being dated pursuant to the relevant Implementation Step, the Parties (to the extent that they are parties to such Restructuring Implementation Document) undertake to date and agree to the dating of such Restructuring Implementation Document.

3.3   Each:

(a)   Plan Company hereby irrevocably instructs (and the Plan Company confirms that each member of the Group that is party to the Restructuring Implementation Documents has irrevocably instructed) the Plan Company's Solicitors (and their partners and employees); and

(b)   other Party hereby irrevocably instructs the Plan Company's Solicitors (and their partners and employees),

to date and release the Restructuring Implementation Documents to which they are a party (or authorise the same) at the relevant time for dating and release of such Restructuring Implementation Documents as set out in Clause 7 (*Implementation Steps*), without being required to obtain any further Authorisations from any Party or from any other person or entity.

3.4   Each Party acknowledges and agrees that until this Deed is terminated in accordance with Clause 9 (*Termination*), the instructions given by each Party pursuant to Clause 3.3 (*Execution, Dating and Delivery of the Restructuring Implementation Documents*) above may not be revoked, any attempt to revoke such instructions shall be of no effect and the provisions of this Deed shall continue to apply to any action which is the subject of such instructions, notwithstanding any purported revocation. The respective Legal Advisers shall be entitled to rely on any consent, instruction or Authorisation given to them pursuant to Clause 3.3 (*Execution, Dating and Delivery of the Restructuring Implementation Documents*) as if they were a party to this Deed.

4.   Satisfaction of Conditions Precedent

None of the Implementation Steps will occur unless:

(a)   the Plan Company's Solicitors on behalf of the Plan Company; and

(b)   the Committee's Solicitors following a Majority Participant Confirmation, have confirmed to the Information Agent that all of the Conditions Precedent have been satisfied or waived, such confirmation to be provided to the Information Agent promptly upon the satisfaction or waiver of all of those Conditions Precedent (the "**Restructuring CP Notice**").

5.   Allocation

The Plan Company agrees that each Bondholder's Bonds Exchange Entitlement and the Bonds Exchange Entitlement to be issued to the Holding Period Trustee as contemplated in Implementation Step 4 (Issue and allotment of Exchange Shares and Commission Shares) will be the amount set out in the Allocation and Entitlement Table.

6.   Application for Admission

The Plan Company shall submit the AIM Application to AIM no later than one (1) Business Day following the Plan Effective Time (the "**AIM Application Date**").

7.   Implementation Steps

7.1   Each of the Implementation Steps shall be taken on the date, at the time and in the order set out in this Clause 7 (*Implementation Steps*).

7.2   No Implementation Step will take place unless the immediately prior Implementation Step has been completed in full or waived pursuant to Clause 18 (*Amendments and Waivers*).

7.3   Each of the Parties acknowledges and agrees that all of the Implementation Steps are inter-conditional and if any of the Implementation Steps are not completed and have not been waived pursuant to Clause 18 (*Amendments and Waivers*), then any deed, document or agreement executed, delivered or released in accordance with, or pursuant to, the Implementation Steps shall be rescinded (insofar as legally possible) and deemed never to have become effective, and each relevant Party, to the extent legally and practicably possible, shall be put back into the position it was in prior to the date on which such deed, document or agreement was executed delivered or released (as applicable), and each Party (in the case of the Trustee, Paying, Calculation and Transfer Agent and the Registrar, at the request and cost of the Plan Company) shall use reasonable efforts to procure that any necessary other party shall execute such documents and perform such acts and things as may be required to achieve that each relevant Party should be put into the position it was in prior to the date on which such deed, document or agreement was executed, delivered or released (as applicable).

7.4   The Plan Company shall procure that the Exchange Shares and Commission Shares issued and allotted in accordance with Clause 7.14 (*Implementation Steps*) are issued in uncertificated form.

Implementation Step 1: Amendment and Restatement of the Bonds

7.5   On the fourth (4th) Business Day following the AIM Application Date, and provided the Restructuring CP Notice has been issued, Implementation Step 1 shall be effected.

7.6   All conditions precedent under the Amendment and Restatement Agreement relating to the Bond Trust Deed shall be dated (if applicable) and released.

7.7   The following documents will be dated (if applicable) and released:

(a)   the Amendment and Restatement Agreement relating to the Bond Trust Deed;

(b)   the Amendment and Restatement Agreement relating to the Paying, Calculation and Transfer Agency Agreement;

(c)   the Deed of Charge; and

(d)   the Trustee Release Letter,

and following such amendments, it is acknowledged and agreed that (i) the Relevant Amount to be released will be equivalent to the Relevant Amount in GBP at the Agreed Rate and (ii) the Company shall allot and issue the Commission Shares to the Bondholders in accordance with this Deed and the Restructuring Plan to the extent that the total number of Exchange Shares is less than 37,845,559,564 Shares.

Implementation Step 2: Release of the Relevant Amount

7.8   Immediately upon the completion of Implementation Step 1, Implementation Step 2 shall be effected.

7.9   The Trustee (acting on the instructions of the Bondholders pursuant to the Restructuring Plan) irrevocably, unconditionally and absolutely releases the Plan Company from any present and future obligations and Liabilities (whether actual, accrued, contingent or otherwise) in respect of the Original Principal Amount in an amount equal to the Relevant Amount in consideration for the issuance of Exchange Shares in an aggregate nominal amount equal to the Relevant Amount calculated in GBP at the Agreed Rate pursuant to Implementation Step 4 below

7.10   The Amended and Restated Global Bond will be dated and released.

7.11   The Information Agent shall deliver the Clearing System Instruction to the Clearing Systems on behalf of the Plan Company.

7.12   The Plan Company shall send the Common Depositary Notice to the Common Depositary.

Implementation Step 3: Holding Period Trust Deed

7.13   Immediately upon the completion of Implementation Step 2, the Holding Period Trust Deed will be dated and released.

Implementation Step 4: Issue and allotment of Exchange Shares and Commission Shares

7.14   Immediately upon the completion of Implementation Step 3, the Plan Company shall allot and issue that number of Exchange Shares and Commission Shares (where the

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total number of Exchange Shares is less than 37,845,559,564 Shares) that, following their issue, represents 95 per cent. of the Enlarged Ordinary Share Capital as follows:

(a)   to each Eligible Recipient, the aggregate number of Exchange Shares and Commission Shares (if any) which represents their Bonds Exchange Entitlement; and

(b)   to the Holding Period Trustee, the aggregate number of Exchange Shares and Commission Shares (if any) which represent the Bonds Exchange Entitlement of all Ineligible Bondholders who have not appointed a Nominated Recipient which is an Eligible Person by the Voting Instructions Deadline and all Non-Responding Bondholders, which, in either case, the Holding Period Trustee will hold on bare trust for such Bondholders in accordance with the terms of the Restructuring Plan and the Holding Period Trust Deed,

in each case, in the amounts set out in the Allocation and Entitlement Table.

7.15   The Information Agent shall submit to the Equity Registrar a file in the Equity Registrar's prescribed format with CREST delivery details for the Plan Company.

Implementation Step 5: Admission of the Exchange Shares and Commission Shares to AIM

7.16   Immediately upon the completion of Implementation Step 4, and subject to Admission becoming effective, the Plan Company will:

(a)   instruct the Equity Registrar to credit the Exchange Shares and Commission Shares (if any) to the Designated Account of the Eligible Recipient or the Holding Period Trustee, as applicable; and

(b)   take all steps to ensure that the relevant CREST nominee for each Eligible Recipient and the Holding Period Trustee, as applicable, is registered or recorded in the Plan Company's Register.

Implementation Step 6: Governance Principles

7.17   Immediately upon the completion of Implementation Step 5::

(a)   the Corporate Governance Board Resolution shall become effective; and

(b)   the Deed Poll shall be dated and released.

Implementation Step 7: Funds Flow payments

7.18   Immediately upon the completion of Implementation Step 6, the Plan Company shall direct payments to be made of the amounts set out in the Funds Flow and the Plan Company (or the Plan Company's Solicitors on its behalf) shall provide evidence of each payment included in the Funds Flow to each other Party by a SWIFT confirmation.

7.19   All payments made under Clause 7.18 (*Implementation Steps*):

(a)   shall be made in accordance with the Funds Flow;

(b)   must be paid in immediately available freely transferable cleared funds; and

(c)   must be calculated and made without (and free and clear of any deduction for) set-off or counterclaim.

Implementation Step 8: Intercompany Loan Capitalisation

7.20   Immediately upon the completion of Implementation Step 7, the Plan Company and GLA shall take all necessary steps to complete the Intercompany Loan Capitalisation.

Restructuring Effective Time

7.21   Immediately following completion of all the Implementation Steps in this Clause 7, (*Implementation Steps*) the Plan Company (or the Plan Company's Solicitors on its behalf) shall issue a notice (the "**Restructuring Effective Time Notice**") confirming that the Restructuring Effective Time has occurred to:

(a)   the Advisers;

(b)   the Trustee; and

(c)   the Information Agent, for distribution to the Bondholders via the Clearing Systems and the Plan Website.

Post-Completion Steps

7.22   Promptly following the Restructuring Effective Time:

(a)   and in any event no later than the first day after the Restructuring Effective Date on which the relevant market is open, the Plan Company will announce via RNS and TISE Announcements that the Restructuring Effective Time has occurred;

(b)   by no later than the tenth day after the Restructuring Effective Date, the Plan Company will submit a notification in respect of the Deed of Charge to the OGA under the Open Permission regime;

(c)   by no later than the tenth day after the Restructuring Effective Date, the Plan Company and the Plan Company's Solicitors shall take all other actions required to perfect the security under, and in accordance with, the Deed of Charge;

(d)   the Plan Company's Solicitors will submit a Form SH01 to give notice of the allotment of the Exchange Shares and Commission Shares to Companies House, and in any event no later than 14 days following the Restructuring Effective Date; and

(e)   the Committee's Solicitors will submit a form MR01 to register the Deed of Charge with Companies House.

8. Representations

Each Party (other than the Trustee, the Paying, Transfer and Calculation Agent and the Registrar) represents and warrants to the other Parties on the date of this Deed and at the Restructuring Effective Time that:

(a)   it is duly incorporated (if a corporate person) or duly established (in any other case) and validly existing under the law of its jurisdiction of incorporation or formation;

(b)   it has the power to enter into, exercise its rights under, perform and deliver, and has taken all necessary action to authorise its entry into and performance of this Deed and the relevant Restructuring Documents;

(c)   the obligations expressed to be assumed by it under the Restructuring Documents to which it is (or will on the Restructuring Effective Time be) a party are legal, valid, binding and enforceable obligations, subject to any applicable Legal Reservations;

(d)   as far as it is aware, the entry into and performance by it of its obligations under, and the transactions contemplated by, this Deed and the Restructuring Documents to which it is (or will on or before the Restructuring Effective Time be) a party do not and will not conflict with:

        (i)   any agreement, mortgage, bond or other instrument or treaty to which it is a party or which is binding upon it or any of its assets (save as specifically contemplated by the performance of its obligations under this Deed);

        (ii)   its constitutional documents; or

        (iii)   any law, regulation or official or judicial order applicable to it; and

(e)   all acts, conditions and things required to be done, fulfilled and performed in order:

        (i)   to enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in this Deed and the Restructuring Documents to which it is (or will on or before the Restructuring Effective Time be) party to; and

        (ii)   to ensure that the obligations expressed to be assumed by it in this Deed and the Restructuring Documents to which it is (or will on the Restructuring Effective Time be) party to,

have been done, fulfilled and performed and are in full force and effect.

9. Termination

9.1   Subject to the following provisions of this Clause, this Deed will terminate automatically and without the need for any further action by or on behalf of any Party on the earlier to occur of:

(a)   the termination of the Lock-up Agreement (other than under its clauses 10.1(a) (*Automatic Termination*) or 10.4 (*Termination by an individual Participant*) (provided that there then remains at least one Participant in relation to which the Lock-up Agreement has not terminated); or

(b)   after the Restructuring Effective Date once all of the steps in Clause 7.22 (*Post-Completion Steps*) have been completed, effected or implemented.

9.2   In the event of the termination of this Deed in accordance with Clauses 9.1 (*Termination*), this Deed shall cease to have any further force or effect save for the provisions referred to in Clause 10.4 (*Parties' Rights and Obligations and Transfers*).

9.3   Any termination of this Deed in accordance with this Clause 9 (*Termination*) shall be without prejudice to any Claim of any Party which has arisen under this Deed prior to such termination and such Claim, if any, shall survive such termination.

9.4   For the avoidance of doubt, in the event of termination of this Deed otherwise than under Clause 9.1(b) (*Termination*) above, the terms of the Bond Trust Deed in the form as at the date of this Deed shall remain in full force and effect.

10.   Parties' Rights and Obligations and Transfers

10.1   The obligations of each Party under this Deed are separate and independent obligations. Failure by a Party to perform its obligations under this Deed shall not affect the obligations of any other Party under this Deed. No Party is responsible for the obligations of any other Party under this Deed.

10.2   The rights of each Party under or in connection with this Deed are separate and independent rights. Each Party may separately and independently enforce its rights under this Deed.

10.3   No Party shall, nor shall it purport to, assign, transfer, charge, sub-participate (in whole or part) or otherwise deal with all or any of its rights under this Deed nor grant declare, create or dispose of any right or interest in relation to it without the prior written consent of the other Parties.

10.4   The rights and obligations of the Parties under and in connection with Clauses 1 (*Definitions and interpretation*), Clause 7.3 (*Implementation Steps*), 8 (*Representations*), 9 (*Termination*), 10 (*Parties' Rights and Obligations and Transfer*s), 11 (*Remedies and Waivers*), 12 (*Reservation of Rights*), 13 (*Specific Performance*), 16 (*Counterparts*), 17 (*Partial Invalidity*), 19 (*Notices*), and 20 (*Governing Law and Enforcement*) shall continue notwithstanding termination of this Deed in accordance with Clause 9 (*Termination*).

11.   Remedies and Waivers

11.1   No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under this Deed shall operate as a waiver of any such right or remedy or constitute an election to affirm this Deed.

11.2   No election to affirm this Deed on the part of any Party shall be effective unless it is in writing.

11.3   No single or partial exercise of any right or remedy shall prevent any further or other exercise of such right or remedy or of any other right or remedy.

11.4   The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

12.   Reservation of Rights

12.1   Except as expressly provided in this Deed, this Deed does not amend or waive any Party's rights under the Lock-up Agreement or the Existing Documents, or any rights of the Bondholders, which in each case shall remain in full force and effect as between the relevant parties to the Lock-up Agreement and the Existing Documents in accordance with their terms.

12.2   The Parties fully reserve any and all of their rights that are unaffected by this Deed.

13.   Trustee and Agents

13.1   The Trustee is entering into this Deed acting on the instructions of the Bondholders given pursuant to the Restructuring Plan described in this Deed and, in so acting, the Trustee shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on it under and by the Bond Trust Deed.

13.2   The Plan Company hereby instructs the Paying, Calculation and Transfer Agent and the Registrar to enter into this Deed and the other Restructuring Documents to which they are a party and, in so acting, the Paying, Calculation and Transfer Agent and the Registrar shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on them under and by the Paying, Transfer and Conversion Agency Agreement.

14.   Specific Performance

14.1   Each Party agrees and acknowledges for the benefit of each other Party that:

(a)   damages may not be an adequate remedy for any breach of the terms of this Deed by any Party; and

(b)   specific performance and/or relief to compel performance are appropriate remedies for any such breach and any such remedies shall not be exclusive but shall be cumulative and in addition to any other remedies available to any Party.

15.   Further Assurance

Each Party (in the case of the Trustee and Paying, Calculation and Transfer Agent and the Registrar at the request and cost of the Plan Company) undertakes to provide such further assistance as may be reasonably required to implement the Restructuring, provided that any such actions shall be consistent in all material respects with the Restructuring Documents.

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16. Counterparts

This Deed may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature (including, without limitation, (x) any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record and (y) any facsimile, E-pencil or .pdf signature) hereto or to any other certificate, agreement or document related to this transaction, and any contract formation or record-keeping, in each case, through electronic means, shall have the same legal validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Deed.

17. Partial Invalidity

If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction:

(a) neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provisions under the law of any other jurisdiction shall in any way be affected or impaired; and

(b) the invalid provision shall be deemed to be replaced with a legal provision that is as close as possible to the original.

18. Amendments and Waivers

18.1 Subject to Clause 18.2 (*Amendments and Waivers*) below, any term of this Deed may be amended or waived only with the prior written consent of the Plan Company and by Majority Participant Confirmation, and any such amendment or waiver will be binding on all Parties.

18.2 An amendment or waiver of any term of this Deed which:

(a) imposes a more onerous obligation on any particular Party;

(b) reduces a material right of any particular Party; or

(c) affects any Party disproportionally;

(d) relates to the role of the Trustee or the Paying, Calculation and Transfer Agent or the Registrar,

may not be effected without the consent of that Party.

19. Notices

19.1 Addresses

The address, email address and contact name for, each Party for all notices under or in connection with this Deed and, unless otherwise provided for in another Restructuring Document, any other Restructuring Document are:

(a)   those set out in the signature block for that Party on the signature pages of this Deed; or

(b)   any substitute address, email address and/ or contact name as a Party may notify the Information Agent by giving the Information Agent not less than five (5) Business Days' notice, and the Information Agent shall promptly notify the other Parties upon receiving any substitute contact details.

19.2   Communications in writing

All notices or other communications under or in connection with this Deed shall be in English, be given in writing and, unless otherwise stated, may be given in person or by post, or email (in the case of notices to the Bondholders) or uploaded to the Plan Website. Where this Deed provides for a notice or other communication or confirmation to be given "in writing", it is sufficient for that notice or other communication to be given by email.

19.3   Restructuring Effective Time confirmations

Any confirmation or notification required to be given by a Party under this Deed in connection with the Restructuring Effective Time or the Implementation Steps may be given by way of email by the relevant Party or their Legal Adviser to the other Legal Advisers, using the following email addresses:

- The Plan Company's Solicitors: Project.Haven.UK&ME@dentons.com

- The Committee's Solicitors: HavenAkin@akingump.com

- Trustee: Kit.Johnson@hoganlovells.com; megan.james@hoganlovells.com; cdrm@usbank.com

- Common Depositary (for the Common Depositary Notice): cdrm@usbank.com and agency.services.europe@usbank.com

- Information Agent and Holding Period Trustee: hurricane@lucid-is.com

20.   Governing law and Enforcement

20.1   Governing Law

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

20.2   Jurisdiction

(a)   The Parties agree that the English courts have exclusive jurisdiction to settle any dispute in connection with this Deed or any non-contractual obligations arising out of or in connection with it.

21

(b) Each Party irrevocably:

(i) agrees that the courts of England and Wales are the most appropriate and convenient courts to settle any dispute in connection with this Deed;

(ii) waives any right that it may have to object to an action being brought in the courts of England and Wales, to claim that the action has been brought in an inconvenient forum, or to claim that the courts of England and Wales does not have jurisdiction; and

(iii) agrees that the process by which any Proceedings in England and Wales are begun or any document relating to Proceedings may be served in accordance with Clause 19.2 (*Communications in writing*).

This Deed has been executed and delivered as a deed by all the Parties to it on the date specified on the first page.

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Schedule 1

Restructuring Implementation Documents

(a)   this Deed;

(a)   the Amendment and Restatement Agreement relating to the Bond Trust Deed;

(b)   the Amendment and Restatement Agreement relating to the Paying, Calculation and Transfer Agency Agreement;

(c)   the Amended and Restated Global Bond;

(d)   the Deed of Charge;

(e)   the Trustee Release Letter;

(f)   the Corporate Governance Board Resolution;

(g)   such documents as are required to implement the Intercompany Loan Capitalisation;

(h)   the Deed Poll; and

(i)   the Holding Period Trust Deed.

The Plan Company

EXECUTED as a DEED by)
HURRICANE ENERGY PLC)
acting by two directors)   _____
                                   Name:

                                   _____
                                   Name:

| **Notice details:** |
| Address: Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN |
| Email: |
| Richard.Chaffe@hurricaneenergy.com |
| Attention: Richard Chaffe |

Restructuring Implementation Deed

The Guarantor Subsidiaries

EXECUTED as a DEED by)
HURRICANE HOLDINGS LIMITED)
acting by two directors)   _____

                                   Name:

                                   _____
                                   Name:

Notice details:
Address: Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN Email: Richard.Chaffe@hurricaneenergy.com Attention: Richard Chaffe

EXECUTED as a DEED by)
HURRICANE GLA LIMITED)
acting by two directors)   _____

                                   Name:

Notice details:
Address: Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN Email: Richard.Chaffe@hurricaneenergy.com Attention: Richard Chaffe

Restructuring Implementation Deed

The Information Agent

EXECUTED as a DEED by)
LUCID ISSUER SERVICES LIMITED)
acting by a duly authorised signatory) _____
Name:
Title: Director

)
)
) _____
Name:
Title: Director

> **Notice details:**
>
> Address: Tankerton Works, 12 Argyle Works, London WC1H 8HA
> Email: hurricane@lucid-is.com
> Attention: David Shilson / Sunjeeve Patel

The Holding Period Trustee

EXECUTED as a DEED by)
LUCID ISSUER SERVICES LIMITED)
acting by a duly authorised signatory) _____
Name:
Title: Director

)
)
) _____
Name:
Title: Director

> **Notice details:**
>
> Address: Tankerton Works, 12 Argyle Works, London WC1H 8HA
> Email: hurricane@lucid-is.com
> Attention: David Shilson / Sunjeeve Patel

Restructuring Implementation Deed
4815-8465-6613 v12

The Trustee

EXECUTED as a DEED by)
U.S. BANK TRUSTEES LIMITED)
acting by a duly authorised signatory)

_____
Name:
Title:

_____
Name:
Title:

Notice details:

Address: Fifth Floor, 125 Old Broad Street, London EC2N 1AR
Email: cdrm@usbank.com
Attention: Relationship Management Group

The Paying, Calculation and Transfer Agent

EXECUTED as a DEED by   )
ELAVON   FINANCIAL   SERVICES)
DAC, UK BRANCH   )   _____
acting by a duly authorised signatory   Name:
                                                                       Title:

                                                                       Name:
                                                                       Title:

Notice details:
Address: Fifth Floor, 125 Old Broad Street, London EC2N 1AR Email: cdrm@usbank.com Attention: Relationship Management Group

The Registrar

EXECUTED as a DEED by   )
ELAVON   FINANCIAL   SERVICES)
DAC   )   _____
acting by a duly authorised signatory   Name:
                                                                       Title:

                                                                       Name:
                                                                       Title:

Notice details:
Address: Fifth Floor, 125 Old Broad Street, London EC2N 1AR Email: cdrm@usbank.com Attention: Relationship Management Group

Restructuring Implementation Deed
4815-8465-6613 v12

Appendix A

Restructuring Plan

Appendix B - Form of Agreement to Deliver Documents

AGREEMENT TO DELIVER DOCUMENTS

TO: Hurricane Energy Plc (the **Plan Company**)

_____ 2021

Dear Sir / Madam

Agreement to deliver documents

We refer to the explanatory statement dated on 21 May 2021 (the **Explanatory Statement**) relating to the proposed restructuring plan under Part 26A of the Companies Act 2006 between the Plan Company and the Bondholders (as defined in the Explanatory Statement) (the **Restructuring Plan**).

Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Explanatory Statement.

We understand that, if the Restructuring Plan is approved by the Bondholders at the Plan Meeting, sanctioned by the Court at the Sanction Hearing and a copy of the Plan Sanction Order is filed with the Registrar of Companies, the Restructuring Plan will become effective and the Restructuring Documents will be executed.

Subject to the exceptions set out below, we confirm that upon receiving notice of the occurrence of the Plan Effective Time from or on behalf of the Plan Company, (i) the Trustee will execute and deliver the Restructuring Implementation Deed and (ii) the Trustee and, if appointed, the presumptive security trustee (the "Presumptive Security Trustee") will execute and deliver the other Restructuring Documents to which either the Trustee or the Presumptive Security Trustee is a party (as set out in Appendix 1 (Documents) to this letter) and (ii) take any other steps or actions as may be reasonably required by the Plan Company in order to give effect to the terms of the Restructuring Plan.

The foregoing confirmation is subject to (i) in the case of the Presumptive Security Trustee, its appointment as 'Security Trustee' by the Plan Company, (ii) any action proposed to be taken by us not being prevented by any act of force majeure beyond our control (acting reasonably), by the imposition of any sanctions against the Plan Company or its affiliates by any government having jurisdiction over us or by any order of a competent court having jurisdiction over us; and (iii) any modification to the form of the Restructuring Documents after the date of this letter not having the effect of (A) exposing the Trustee and/or the Presumptive Security Trustee to any liability against which the Trustee and/or the Presumptive Security Trustee has not been indemnified and/or secured and/or pre-funded to its satisfaction or (B) increasing the obligations or duties, or decreasing the rights or protections of the Trustee and/or the Presumptive Security Trustee.

This letter and the confirmations set out in this letter are given by us to the Plan Company in good faith upon understanding and consideration of the facts and circumstances currently known to us but without recourse, warranty or liability.

A person who is not party to the Restructuring Plan may not enforce any term of this letter under the

Contracts (Rights of Third Parties) Act 1999.

The Court shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this letter.

This letter may be disclosed to any person in connection with the Restructuring Plan and may also be disclosed to the Court.

This letter and any non-contractual obligations arising out of or in connection with it are governed by the law of England and Wales.

Yours faithfully

_____
for and on behalf of
U.S. BANK TRUSTEES LIMITED
in its capacity as Trustee and as Presumptive Security Trustee

Appendix 1 - Documents

1. The Restructuring Implementation Deed.

2. The Amendment and Restatement Agreement relating to the Amended and Restated Bond Trust Deed.

3. The Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement.

4. The Deed of Charge.

Appendix C – Form of Guarantor Subsidiary Undertaking

DEED OF UNDERTAKING

TO: Hurricane Energy Plc (the **Plan Company**)

TO: The High Court of Justice in England and Wales (the **Court**)

COPY: The Bondholders (as defined by reference below)

_____ 2021

Dear Sir / Madam

Undertaking in respect of the proposed restructuring plan under Part 26A of the Companies Act 2006

We refer to the explanatory statement dated on 21 May 2021 (the **Explanatory Statement**) relating to the proposed restructuring plan under Part 26A of the Companies Act 2006 between the Plan Company and the Bondholders (as defined in the Explanatory Statement) (the **Restructuring Plan**).

Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Explanatory Statement.

Subject to the Restructuring Plan being sanctioned and otherwise becoming effective, we hereby undertake to the Plan Company and to the Court:

(1) to be bound by and to perform our obligations under the Restructuring Plan, on the terms and conditions and in such form as may be sanctioned by the Court, as if it were a party to the Restructuring Plan (including for the avoidance of doubt the Restructuring Implementation Deed);

(2) to execute all documents to be entered into by us under the terms of the Restructuring Plan as set out in Appendix 1 and to execute any documents and to take any other steps that are reasonably required from us by the Plan Company in any capacity in order for the Restructuring Plan to become effective; and

(3) not to challenge any of the releases or waivers granted by any party under the Restructuring Plan.

A person who is not party to the Restructuring Plan may not enforce any term of this undertaking under the Contracts (Rights of Third Parties) Act 1999.

The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this undertaking.

This undertaking is executed and takes effect as a deed and is governed by the law of England and Wales.

Executed as a deed by   )

[Hurricane GLA Limited] / [Hurricane Holdings Limited]   )

Acting by: …………………………..   )   …………………………..

                                                          Director / Authorised Signatory

and

                  …………………………..   )   …………………………..

                                                             Director / Authorised Signatory

Appendix 1 – Documents

1. The Restructuring Implementation Deed.

2. The Deed of Charge.

Appendix D – Form of Holding Period Trustee Undertaking

DEED OF UNDERTAKING

TO: Hurricane Energy Plc (the **Plan Company**)

TO: The High Court of Justice in England and Wales (the **Court**)

COPY: The Bondholders (as defined by reference below)

_____ 2021

Dear Sir / Madam

Undertaking in respect of the proposed restructuring plan under Part 26A of the Companies Act 2006

We refer to the explanatory statement dated on 21 May 2021 (the **Explanatory Statement**) relating to the proposed restructuring plan under Part 26A of the Companies Act 2006 between the Plan Company and the Bondholders (as defined in the Explanatory Statement) (the **Restructuring Plan**).

Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Explanatory Statement.

Subject to the Restructuring Plan being sanctioned and otherwise becoming effective, we hereby undertake to the Plan Company and to the Court:

(1) to be bound by and to perform our obligations under the Restructuring Plan, on the terms and conditions and in such form as may be sanctioned by the Court, as if it were a party to the Restructuring Plan (including for the avoidance of doubt the Restructuring Implementation Deed);

(2) to execute all documents to be entered into by us under the terms of the Restructuring Plan as set out in Appendix 1 and to execute any documents and to take any other steps that are reasonably required from us by the Plan Company in any capacity in order for the Restructuring Plan to become effective; and

(3) not to challenge any of the releases or waivers granted by any party under the Restructuring Plan.

A person who is not party to the Restructuring Plan may not enforce any term of this undertaking under the Contracts (Rights of Third Parties) Act 1999.

The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this undertaking.

This undertaking is executed and takes effect as a deed and is governed by the law of England and Wales.

Executed as a deed by)
Lucid Issuer Services Limited)

Acting by: …………………………..) …………………………..

Director / Authorised Signatory

and

…………………………..) …………………………..

Director / Authorised Signatory

Appendix 1 – Documents

1. The Holding Period Trust Deed.

Appendix E – Form of Information Agent Undertaking

DEED OF UNDERTAKING

TO: Hurricane Energy Plc (the **Plan Company**)

TO: The High Court of Justice in England and Wales (the **Court**)

COPY: The Bondholders (as defined by reference below)

_____ 2021

Dear Sir / Madam

Undertaking in respect of the proposed restructuring plan under Part 26A of the Companies Act 2006

We refer to the explanatory statement dated on 21 May 2021 (the **Explanatory Statement**) relating to the proposed restructuring plan under Part 26A of the Companies Act 2006 between the Plan Company and the Bondholders (as defined in the Explanatory Statement) (the **Restructuring Plan**).

Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Explanatory Statement.

Subject to the Restructuring Plan being sanctioned and otherwise becoming effective, we hereby undertake to the Plan Company and to the Court:

(1) to be bound by and to perform our obligations under the Restructuring Plan, on the terms and conditions and in such form as may be sanctioned by the Court, as if it were a party to the Restructuring Plan (including for the avoidance of doubt the Restructuring Implementation Deed);

(2) to execute all documents to be entered into by us under the terms of the Restructuring Plan as set out in Appendix 1 and to execute any documents and to take any other steps that are reasonably required from us by the Plan Company in any capacity in order for the Restructuring Plan to become effective; and

(3) not to challenge any of the releases or waivers granted by any party under the Restructuring Plan.

A person who is not party to the Restructuring Plan may not enforce any term of this undertaking under the Contracts (Rights of Third Parties) Act 1999.

The English courts have exclusive jurisdiction to settle any dispute arising out of or in connection with this undertaking.

This undertaking is executed and takes effect as a deed and is governed by the law of England and Wales.

Executed as a deed by)
Lucid Issuer Services Limited)

Acting by: …………………………..) …………………………..

Director / Authorised Signatory

and

…………………………..) …………………………..

Director / Authorised Signatory

Appendix 1 – Documents

1. The Restructuring Implementation Deed.

2. The Holding Period Trust Deed.

Appendix G - Form of Holding Period Trust Deed

HOLDING PERIOD TRUST DEED

_____2021

Between

HURRICANE ENERGY PLC
as the Plan Company

AND

LUCID ISSUER SERVICES LIMITED
as Information Agent and
Holding Period Trustee

CONTENTS

THIS DEED is made on _____ 2021

BETWEEN:

(1)   **HURRICANE ENERGY PLC**, a public limited company incorporated in England and Wales with registered address at Ground Floor, The Wharf Abbey Mill Business Park, Lower Eashing, Godalming, Surrey, England, GU7 2QN, and whose registered number is 05245689 (the **Plan Company**);

(2)   **LUCID ISSUER SERVICES LIMITED**, a private limited company incorporated in England and Wales with registered address at Tankerton Works, 12 Argyle Walk, London, England, WC1H 8HA, and whose registered number is 5098454, in its capacity as Information Agent (the **Information Agent**); and

(3)   **LUCID ISSUER SERVICES LIMITED**, a private limited company incorporated in England and Wales with registered address at Tankerton Works, 12 Argyle Walk, London, England, WC1H 8HA, and whose registered number is 5098454, in its capacity as Holding Period Trustee (the **Holding Period Trustee**).

WHEREAS:

(A)   The Plan Company has proposed a restructuring plan under Part 26A of the Companies Act 2006 (the **Restructuring Plan**) between the Plan Company and the Bondholders (as defined therein).

(B)   Pursuant to the terms of the Restructuring Plan, Bondholders are entitled to Exchange Shares and the Commission Shares (if any). Clause 7 (*Holding Period Trust In Relation to Plan Consideration*) of the Restructuring Plan provides for the Exchange Shares and Commission Shares (if any) of certain Bondholders to be withheld and delivered to the Holding Period Trustee, who will hold such Exchange Shares and Commission Shares (if any) on behalf of the Beneficiaries during the Holding Period.

(C)   The Holding Period Trustee is entering into this Deed in order to create, and the Information Agent is entering into this Deed to facilitate, the trust arrangement contemplated in clause 7.3 (*Holding Period Trust In Relation to Plan Consideration*) of the Restructuring Plan. The Holding Period Trustee and the Information Agent have entered into the Appointment Letter in relation to their role as Holding Period Trustee and Information Agent, respectively.

(D)   Each Party intends that this document takes effect as a deed.

1.   DEFINITIONS AND INTERPRETATION

1.1   **Definitions**

Capitalised terms used in this Deed that are not otherwise defined shall have the meanings given to them in the Restructuring Plan.

In this Deed:

Accruals means any interest, dividends, distributions, repayments or prepayments (or any other rights or benefits) paid to the Holding Period Trustee from time to time in respect of the Exchange Shares and/or Commission Shares held by it;

Appointment Letter means the letter dated 4 March 2021, as amended from time to time, including by the letters dated 5 March 2021 and 18 March 2021, between the Plan Company, the Holding Period Trustee and the Information Agent in relation to, among other things, the remuneration and indemnity arrangements in relation to the appointment of Lucid Issuer Services Limited to its roles as the Holding Period Trustee and the Information Agent;

Beneficiaries means the Ineligible Bondholders and the Non-Responding Bondholders which have had their Plan Consideration issued or delivered to the Holding Period Trustee pursuant to the terms of the Restructuring Plan and this Deed;

Cash Account means any cash account established in the name of the Holding Period Trustee (or its nominee) for the purpose of receiving and holding any Cash Entitlements;

Cash Entitlements means (i) any Accruals which are in the form of cash; and (ii) any Bonds Exchange Entitlements and related Accruals which are converted into cash in accordance with the terms of this Deed;

Clearing Systems has the meaning given to it in the Restructuring Implementation Deed;

CREST has the meaning given to it in the Restructuring Implementation Deed;

Instructing Bondholder has the meaning given to it in Clause 4.1(c) of this Deed;

Instruction Letter means a document substantially in the form of the Account Holder Letter, with such modifications as determined by the Information Agent to be necessary for the Holding Period Trustee to carry out its functions set out in this Deed, including to allow for Beneficiaries to provide the instructions contemplated in Clause 4.1 (*Release of Trust Assets during the Holding Period*) and confirmations that the Beneficiary or its Nominated Recipient, as applicable, may, under applicable law, receive the Trust Assets;

Party means a party to this Deed;

Restructuring Plan has the meaning given to it in Recital (A) of this Deed;

Sale Proceeds has the meaning given to it in Clause 4.1(b) of this Deed;

Security means any mortgage, charge, lien, pledge or other security interest;

Trust Asset Distribution has the meaning given to it in Clause 4.1(a) of this Deed;

Trust Asset Sale has the meaning given to it in Clause 4.1(b) of this Deed;

Trust Assets means the Unclaimed Plan Consideration (and any Accruals in respect thereof), and any amounts in any Cash Account (including the proceeds of sale of the Exchange Shares and Commission Shares (if any)) held by the Holding Period Trustee on bare trust (as legal, but not beneficial, owner) for the Beneficiaries on or after the date of this Deed;

Trustee Acts has the meaning given to it in Clause 6.2 of this Deed;

Unclaimed Plan Consideration means the Exchange Shares and Commission Shares (if any) which the Plan Company, in accordance with Clause 7.3 (*Holding Period Trust In Relation to Plan*

Consideration) of the Restructuring Plan, has directed be issued or delivered to the Holding Period Trustee, as contemplated in Clause 3.1(b) (*Bondholders which are Non-Responding Bondholders*) or Clause 3.2(b) (*Bondholders which are Ineligible Bondholders*); and

validly completed shall have the meaning given to it in the relevant Instruction Letter and as determined by the Information Agent.

1.2 **Construction**

In this Deed, except where the context otherwise requires:

(a) a reference to any person includes its successors and assigns

(b) person includes any individual, company, corporation, unincorporated association or body (including a partnership, trust, fund, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality;

(c) references to this Deed includes all schedules and appendices, exhibits and other attachments hereto;

(d) references to any deed (including this Deed), agreement, negotiable instrument, certificate, notice or other document of any kind (including, without limitation, any Restructuring Document), and references to any document (or a provision thereof) shall be construed as a reference to that document or provision as from time to time amended, supplemented, varied or replaced (in whole or in part);

(e) reference to a currency is a reference to the lawful currency for the time being of the relevant country;

(f) references to any statute or other legislative provision shall include any statutory or legislative modification or re-enactment thereof, or any substitution thereof;

(g) "include" or "including" shall mean include or including, without limitation;

(h) Clause and Schedule headings are for ease of reference only and are to be given no effect in the construction or interpretation of this Deed;

(i) a time of day is a reference to London time; and

(j) a month is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that if there is no numerically corresponding day in that month, the period will end on the last day in that month.

1.3 **Third Party Rights**

(a) Unless expressly provided to the contrary in this Deed, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Deed.

(b) Notwithstanding anything to the contrary in this Deed, any Beneficiary may rely on any clause of this Deed which expressly confers rights on it.

(c) No person shall have a right to disturb a prior distribution under the Restructuring Plan or this Deed.

1.4   **Perpetuity Period**

If the rule against perpetuities applies to any trust created by this Deed, the perpetuity period shall be 125 years (as specified by section 5(1) of the Perpetuities and Accumulations Act 2009).

2.   HOLDING PERIOD TRUST

The Holding Period Trustee declares that as soon as it receives the Unclaimed Plan Consideration, it will hold the Trust Assets on bare trust for the Beneficiaries for the Holding Period (or until the sale and distribution of such Trust Assets, if such sale takes place after the Holding Period Trust Expiry Date) on the terms set out in this Deed.

3.   TRUST ASSETS

3.1   **Bondholders which are Non-Responding Bondholders**

(a)   In accordance with Clause 7.1 (*Holding Period Trust In Relation to Plan Consideration*) of the Restructuring Plan, the Plan Company shall not direct the issue or delivery of any Exchange Shares or Commission Shares (if any) in accordance with Clause 6 (*Receiving Bonds Exchange Entitlements*) of the Restructuring Plan to a Non-Responding Bondholder.

(b)   Any Exchange Shares or Commission Shares (if any) which the Plan Company directs to be withheld as contemplated in Clause 3.1(a) of this Deed shall be issued or delivered to the Holding Period Trustee by or on behalf of the Plan Company.

3.2   **Bondholders which are Ineligible Bondholders**

(a)   Pursuant to Clause 7.2 (*Holding Period Trust In Relation to Plan Consideration*) of the Restructuring Plan, the Plan Company shall not direct the issue or delivery of any Exchange Shares or Commission Shares (if any) to (i) an Ineligible Bondholder; or (ii) a Nominated Recipient of an Ineligible Bondholder who is not an Eligible Person.

(b)   Any Exchange Shares or Commission Shares (if any) which the Plan Company directs to be withheld as contemplated in Clause 3.2(a) of this Deed shall be issued or delivered to the Holding Period Trustee by or on behalf of the Plan Company.

4.   RELEASE FROM THE TRUST

4.1   **Release of Trust Assets during the Holding Period**

(a)   During the Holding Period, a Beneficiary may instruct the Holding Period Trustee to distribute to it (or its Nominated Recipient(s), as applicable) all or part of its Bonds Exchange Entitlement and any related Accruals (such distribution its "**Trust Asset Distribution**") by providing a validly completed Instruction Letter to the Information Agent by no later than 10 Business Days prior to the Holding Period Trust Expiry Date.

(b)   During the Holding Period, a Beneficiary may instruct the Holding Period Trustee to sell all or part of its Bonds Exchange Entitlement and any related non-cash Accruals to the Open Market (such sale a "**Trust Asset Sale**") and distribute any cash proceeds therefrom (the "**Sale Proceeds**") to it (or its Nominated Recipient) by providing a validly completed Instruction Letter to the Information Agent by no later than 10 Business Days prior to the Holding Period Trust Expiry Date.

(c)   A Beneficiary which has fulfilled the requirements in Clause 4.1(a) (to the extent that it instructs a Trust Asset Distribution) and/or Clause 4.1(b) (to the extent that it instructs a Trust Asset Sale) to the satisfaction of the Information Agent shall be an "**Instructing Bondholder**".

4.2   **Distributions and sales of Trust Assets during the Holding Period**

(a)   Subject to Clause 4.4, to the extent that the relevant Instruction Letter contains an instruction for a Trust Asset Distribution, the Holding Period Trustee shall promptly distribute to the Instructing Bondholder (or its Nominated Recipient(s), as applicable) its Bonds Exchange Entitlement and any related Accruals through the Clearing Systems to the account or accounts identified in the Instruction Letter.

(b)   Subject to Clause 4.4, to the extent that the relevant Instruction Letter contains an instruction for a Trust Asset Sale, the Holding Period Trustee shall:

(i)   use its reasonable endeavours to sell, or procure the sale of, on behalf of the Instructing Bondholder, such Instructing Bondholder's Bonds Exchange Entitlement and any related non-cash Accruals to the Open Market upon the best terms (including with respect to any sales commission or similar fees) reasonably available at the time of the sale (as determined by the Holding Period Trustee, acting reasonably); and

(ii)   as soon as reasonably practicable following any such sale of Trust Assets, distribute from the Cash Account to the account or accounts identified in the Instruction Letter:

(1)   the Sale Proceeds; and

(2)   any other Cash Entitlements to which the Instructing Bondholder is entitled,

after withholding or deduction for or on account of (i) all applicable taxes that the Holding Period Trustee is required by law to withhold, deduct and or/pay in respect of the Sale Proceeds and/or the Cash Entitlements or the transfer of the Sale Proceeds and/or the Cash Entitlements and (ii) properly documented and reasonably incurred expenses of the Holding Period Trustee.

4.3   **Transfer of Trust Assets at the end of the Holding Period**

(a)   On the Holding Period Trust Expiry Date, the trust constituted under Clause 2 of this Deed shall terminate, unless terminated earlier in accordance with Clause 9 of this Deed and:

(i)   the Holding Period Trustee shall transfer the remaining Unclaimed Plan Consideration and Accruals to the Plan Company for no consideration; and

(ii)   the Plan Company shall promptly thereafter cancel the Unclaimed Plan Consideration and the non-cash Accruals.

(b)   Prior to the Holding Period Trust Expiry Date, the Plan Company must notify the Holding Period Trustee in writing of the details of its account maintained with CREST.

4.4   **General provisions relating to distributions and sales**

(a)   If the amount of Trust Assets to be delivered to an Instructing Bondholder resulting from any calculation is not a whole number, such number shall be rounded down:

(i)   in respect of Exchange Shares or Commission Shares (if any), to the nearest whole number of Exchange Shares or Commission Shares, as applicable; and

(ii)   in respect of Cash Entitlements, to the nearest £0.01.

(b)   The Holding Period Trustee shall provide any Instructing Bondholder in relation to a Trust Asset Sale with (i) the price for which any Trust Assets were sold; and (ii) a breakdown of any applicable taxes and properly documented and reasonably incurred expenses which were deducted from the Sales Proceeds and/or other Cash Entitlements paid to the Instructing Bondholder.

4.5 **Accruals**

(a) The Holding Period Trustee agrees to credit any Accruals that are in the form of cash to the Cash Account until such cash is transferred as instructed by the relevant Beneficiary in accordance with the provisions of this Deed.

(b) The Holding Period Trustee shall not be under any obligation to invest any Accruals that are in cash.

(c) All monies (if any) received by the Holding Period Trustee under or pursuant to any provision of this Deed shall constitute Trust Assets and shall be held separate from any other monies and deposited by the Holding Period Trustee under such conditions as may be prescribed or permitted by law for trust funds, and it is acknowledged that the amounts held in any Cash Account are held by the Holding Period Trustee on bare trust and the Holding Period Trustee shall not be liable for any interest thereon.

5. **UNDERTAKINGS OF THE HOLDING PERIOD TRUSTEE**

5.1 **General**

(a) The duties, responsibilities and obligations of the Holding Period Trustee shall be limited to those expressly set forth in this Deed and no duties, responsibilities or obligations shall be inferred or implied.

(b) The Holding Period Trustee hereby undertakes in favour of the Plan Company, the Information Agent and the Beneficiaries that it shall deal with the Trust Assets as contemplated by this Deed.

(c) The Holding Period Trustee shall administer the trust under this Deed as a separate trust, including maintaining the Trust Assets in such a manner so the assets and liabilities of the trust are separate, identifiable and ascertainable from the assets and liabilities of the Holding Period Trustee and any other person.

(d) The Holding Period Trustee hereby undertakes in favour of the other parties to this Deed and the Beneficiaries that it will act honestly and in good faith and will exercise the diligence expected of a reasonably prudent trustee in the fulfilment and/or exercise of its duties and obligations under this Deed.

5.2 **Restrictions**

The Holding Period Trustee shall not, and shall not purport to:

(a) create or permit to subsist any Security whatsoever (unless arising by operation of law) upon the Trust Assets or any of the assets comprised in the Trust Assets;

(b) save as expressly set out in this Deed or in respect of the trusts created by this Deed, permit any person other than itself to have any interest, estate, right, title or benefit in any of the assets comprised in the Trust Assets;

(c) except as otherwise expressly provided in this Deed, pay, exercise any rights of set-off or transfer any Trust Assets in or towards satisfaction of any of its liabilities to any person;

(d) save as expressly set out in this Deed or as required (and to the extent necessary) to perform its obligations as trustee of the trusts constituted by this Deed, sell, transfer or otherwise dispose of, or deal with, the Trust Assets or any interest, estate, right, title or benefit therein or thereto; or

(e) exercise any rights (including but not limited to any voting rights) conferred by or under any of the Trust Assets or any instruments constituting the Trust Assets (including but not limited to the Exchange Shares or the Commission Shares (if any)). The Holding Period Trustee shall be fully protected and does not incur any liability to anyone for any loss (whether to the Trust Assets or any person) arising directly or indirectly from the non-exercise by the Holding Period Trustee of any such rights.

6. RIGHTS AND OBLIGATIONS OF THE HOLDING PERIOD TRUSTEE

6.1 General

The Holding Period Trustee is authorised to exercise the rights, powers, authorities and discretions specifically given to the Holding Period Trustee under this Deed, or under, or in connection with, the Restructuring Documents, together with any other incidental rights, powers, authorities and discretions.

6.2 Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Holding Period Trustee under or in connection with this Deed shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 (the "**Trustee Acts**") and in addition to any which may be vested in the Holding Period Trustee by law or regulation or otherwise.

6.3 Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Holding Period Trustee in relation to the trusts constituted by this Deed. Where there are any inconsistencies between the Trustee Acts and the provisions of this Deed, the provisions of this Deed shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Deed shall constitute a restriction or exclusion for the purposes of that Act.

6.4 Instructions

(a) The Holding Period Trustee shall be entitled to request instructions, or clarification of any instruction, from the Plan Company or the Information Agent, as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Holding Period Trustee may refrain from acting unless and until it receives those instructions or that clarification, and the Plan Company or the Information Agent (as applicable) shall provide such instructions or clarification as soon as reasonably practicable *provided that*, to the extent that the Holding Period Trustee receives instructions or clarification from a Beneficiary which conflict with the instructions or clarification of the Plan Company and/or the Information Agent, the instructions or clarification of the Beneficiary shall prevail.

(b) In exercising any discretion in the exercise of a right, power or authority under the Restructuring Documents where it has not received any instructions as to the exercise of that discretion, the Holding Period Trustee shall do so having regard to the interests of the Beneficiaries as a whole and shall not be responsible for any loss, liability, cost, claim, action, demand, expense or inconvenience that may result from their exercise or non-exercise, except where any such loss is caused by gross negligence, wilful misconduct or fraud on its part.

(c) Without prejudice to the provisions of this Clause 6.4, in the absence of instructions, the Holding Period Trustee may act (or refrain from acting) as it considers in its discretion to be appropriate and having regard to the interests of the Beneficiaries as a whole and shall not be responsible for any loss, liability, cost, claim, action, demand, expense or inconvenience that may result from their exercise or non-exercise, except where any such loss is caused by gross negligence, wilful misconduct or fraud on its part.

6.5 Duties of the Holding Period Trustee

(a) The Holding Period Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(b) The Holding Period Trustee shall have only those duties, obligation and responsibilities expressly specified in this Deed and the Restructuring Documents to which it is party (and no others shall be implied).

6.6 No fiduciary duties to the Group

Nothing in this Deed constitutes the Holding Period Trustee as an agent, trustee or fiduciary of any member of the Group.

6.7 No duty to account

The Holding Period Trustee shall not be bound to account to any Beneficiary for any sum or the profit element of any sum received by it for its own account.

6.8 Business with the Group

The Holding Period Trustee may generally engage in any kind of other business with any member of the Group, provided it would not place the Holding Period Trustee in a position where it has a conflict of interest with its rights, duties and obligations under this Deed or the Restructuring Documents.

6.9 No duty to invest or insure

(a) The Holding Period Trustee shall not be under any obligation to invest any Trust Assets and shall have the express power to retain the Trust Assets in any form or condition for the duration of the Holding Period.

(b) The Holding Period Trustee shall not have:

(i) any duty to obtain any insurance on the Trust Assets or maintain any such insurance; or

(ii) be responsible for any recording or filing or the maintenance of any such recording or filing with any relevant government agency.

(c) The Holding Period Trustee shall not be required to take any legal action or proceedings unless it has been indemnified and/or provided with security to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing.

6.10 Information and documents

The Holding Period Trustee may:

(a) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised; and

(b) rely on a certificate from any person:

(i) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(ii)   to the effect that such person approves of any particular dealing, transaction, step, action or thing.

6.11   Advice

The Holding Period Trustee may act on the opinion or advice of, or information obtained from any lawyer, accountant, tax advisers, surveyors or other professional advisers or experts and shall not be responsible to anyone for any loss occasioned by so acting whether such advice is obtained or addressed to a member of the Group or to the Holding Period Trustee. Any such opinion, advice or information may be sent or obtained by letter or email and the Holding Period Trustee shall not be liable to anyone for acting in good faith on any opinion, advice, or information purporting to be conveyed by such means, even if it contains some error or is not authentic.

6.12   Agents and employees

The Holding Period Trustee and the Information Agent may act in relation to this Deed, the Restructuring Documents and the Trust Assets through its officers, employees and agents and shall not:

(a)   be liable for any error of judgment made by any such person; or

(b)   be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Holding Period Trustee's or the Information Agent's gross negligence, wilful misconduct or fraud.

6.13   No responsibility to spend own funds

Neither the Holding Period Trustee nor the Information Agent is obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion.

6.14   Custodians and nominees

The Holding Period Trustee may appoint and pay any person to act as a custodian or nominee on any terms in relation to any Trust Asset as the Holding Period Trustee may determine, including for the purpose of depositing with a custodian this Deed, any Trust Asset or any document relating to the trust created under this Deed and the Holding Period Trustee shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Deed or be bound to supervise the proceedings or acts of any person.

6.15   Delegation by the Holding Period Trustee

(a)   The Holding Period Trustee may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)   That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Holding Period Trustee (as the case may be) may, in its discretion, think fit in the interests of the Beneficiaries as a whole.

(c)   The Holding Period Trustee shall not be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

6.16   **No responsibility for documentation**

The Holding Period Trustee is not responsible or liable for:

(a)   the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Holding Period Trustee or any other person in connection with any Restructuring Document or the transactions contemplated in the Restructuring Documents or any other arrangement or document entered into, made or executed in anticipation of, under or in connection with any Restructuring Document save to the extent any liabilities in connection therewith are directly caused by its negligence, wilful misconduct or fraud; or

(b)   the legality, validity, effectiveness, adequacy or enforceability of any Restructuring Document or any other deed, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Restructuring Document or the Trust Assets.

6.17   **No duty to monitor**

The Holding Period Trustee shall not be bound to enquire:

(a)   as to the performance, default or any breach by any Party of its obligations under any Restructuring Documents; or

(b)   whether any other event specified in any Restructuring Document has occurred.

7.   **LIMITATIONS OF LIABILITY**

7.1   **General**

(a)   In accepting its appointment, the Holding Period Trustee acts solely as trustee of the trust constituted under this Deed and not in any other capacity, and all persons having any claim against the Holding Period Trustee by reason of the transactions contemplated in this Deed shall not have any recourse to the Holding Period Trustee except as expressly provided herein.

(b)   The Holding Period Trustee shall be fully protected and not incur any liability to anyone resulting from any actions it takes in reliance on any instructions given pursuant to an Instruction Letter.

(c)   Save as expressly otherwise provided in this Deed, the Holding Period Trustee shall not be responsible for any liability which may result from the exercise or non-exercise of its rights, powers, authorities and discretions under this Deed, save where the same arises as a result of its gross negligence, wilful default or fraud.

(d)   Each of the Parties agrees:

(i)   that it will not take any proceedings, assert or seek to assert any claim, against any officer, employee, director, nominee or affiliate of the Holding Period Trustee (or any officer, employee or director of such nominee or affiliate) in respect of any claim it might have against the Holding Period Trustee in respect of this Deed save where the same arises as a result of the gross negligence, wilful default or fraud of such party; and

(ii)   that any officer, employee, director or affiliate (for as long as it is a group company) of the Holding Period Trustee (or any officer, employee or director of such affiliate (for as long as it is a group company)) may enforce this provision.

7.2   **Acceptance of title**

(a)   The Holding Period Trustee shall not be responsible for the existence, genuineness or value of any of the Trust Assets.

(b) The Holding Period Trustee shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Beneficiary may have to any of the Trust Assets and shall not be liable for, or bound to require any person to remedy, any defect in its right or title.

(c) The Holding Period Trustee shall have no responsibility whatsoever to any person as regards any deficiency which might arise because the Holding Period Trustee or any other person is subject to any tax in respect of the Trust Assets, income therefrom or the proceeds thereof.

7.3 **Exclusion of Liability**

Without limiting Clause 7.4 below (and without prejudice to any other provision of this Deed excluding or limiting the liability of the Holding Period Trustee), the Holding Period Trustee will not be liable for:

(a) any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with this Deed;

(b) exercising or not exercising any right, power, authority or discretion given to it by, or in connection with this Deed or any arrangement or document entered into, made or executed in anticipation of, under or in connection with, this Deed;

(c) any loss or alleged loss arising from the price, terms, manner or timing of any Trust Asset Sale carried out in accordance with Clause 4.2(b) of this Deed;

(d) any change in the price that could reasonably be obtained for the Unclaimed Plan Consideration or when a Trust Asset Sale is completed (the timing of entering into and completing any Trust Asset Sale shall be at the discretion of the Holding Period Trustee);

(e) any damage, costs or loss or diminution in value or any liability which arises on any Trust Asset Sale;

(f) the failure to procure any purchaser for any Trust Assets;

(g) without prejudice to the generality of paragraphs (a) to (f) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(i) any act, event or circumstance not reasonably within its control; or

(ii) the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action and *provided that*, in each case, no liability of the Holding Period Trustee shall be excluded if directly caused by its gross negligence, wilful misconduct or fraud.

7.4 **No liability for consequential loss**

Without prejudice to any provision of this Deed, the liability of the Holding Period Trustee arising under or in connection with this Deed shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered but without reference to any special conditions or circumstances known to the Holding Period Trustee at any time which may increase the amount of that loss. In no event shall the Holding Period Trustee be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Holding Period Trustee has been advised of the possibility of such loss or damages.

7.5 **Action contrary to any law**

Notwithstanding any other provision of this Deed, the Holding Period Trustee is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

7.6 **KYC**

Nothing in this Deed shall oblige the Holding Period Trustee to carry out any "know your customer" or other checks in relation to any person and each other Party confirms to the Holding Period Trustee that each such Party is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Holding Period Trustee.

7.7 **Indemnity**

Nothing in this Deed shall limit the undertaking provided by the Plan Company in the Appointment Letter to indemnify the Holding Period Trustee for amounts that the Holding Period Trustee or any of its directors, officers, employees, agents and controlling persons may reasonably and properly incur arising out of or in relation to or in connection with its appointment or the exercise of its functions as Holding Period Trustee, except such as may result from any breach by it of the terms of the Appointment Letter and this Deed, its own negligence, bad faith or wilful misconduct or default or that of its directors, officers, employees, agents or controlling persons.

7.8 **No liability for fees and expenses**

None of the Beneficiaries shall have any liability or any obligations whatsoever to the Holding Period Trustee or any other person in relation to fees, expenses, claims or otherwise arising from or under this Deed.

8. RESIGNATION OR REMOVAL OF THE HOLDING PERIOD TRUSTEE

8.1 **Resignation by the Holding Period Trustee**

The Holding Period Trustee may resign:

(a) and appoint one of its affiliates as successor by giving written notice to the Plan Company, subject to such a successor agreeing to be bound by the terms of the Restructuring Documents applicable to the Holding Period Trustee, in its capacity as holding period trustee under this Deed; or

(b) at any time, by giving 30 Business Days' prior written notice to the Plan Company, in which case the Plan Company shall appoint a successor trustee and shall use reasonable endeavours to do so before expiry of the notice period.

8.2 **Removal by the Plan Company**

The Plan Company shall be entitled to remove the Holding Period Trustee at any time by giving to the Holding Period Trustee 30 Business Days' prior notice in writing, provided that in addition to the requirements set out in Clause 8.4, such removal shall not be effective until a successor trustee has been appointed by the Plan Company and the Plan Company shall use reasonable endeavours to do so before expiry of the notice period.

8.3 **Appointment by the retiring Holding Period Trustee**

If the Plan Company has not appointed a successor trustee within 30 Business Days after notice was given under Clause 8.1(b) or Clause 8.2, the retiring Holding Period Trustee may appoint a successor Holding Period Trustee.

8.4 **Consequences of notice**

(a) Following the resignation or removal under Clause 8.1 or Clause 8.2, the outgoing Holding Period Trustee's appointment as trustee shall terminate upon the later of:

(i) the date on which the successor trustee agrees in writing to be bound by the terms of this Deed as the Holding Period Trustee; and

(ii) the date on which all of the Trust Assets have been transferred to that successor trustee.

(b) Upon the termination of the outgoing Holding Period Trustee's appointment:

(i) subject to sub-paragraph (ii) below, the outgoing Holding Period Trustee will be discharged from any further liability or obligations under this Deed; and

(ii) any discharge of the outgoing Holding Period Trustee shall be without prejudice to any rights of the outgoing Holding Period Trustee under this Deed or any liabilities which the outgoing Holding Period Trustee may have incurred prior to the termination of its appointment.

(c) The Plan Company shall use reasonable endeavours to promptly enter into an appointment letter in relation to the remuneration and indemnity for the successor trustee.

8.5 **Transition from the outgoing Holding Period Trustee**

(a) The outgoing Holding Period Trustee shall make available to the successor trustee such documents and records and provide such assistance as the successor trustee may reasonably request for the purposes of performing its functions as holding period trustee under the Restructuring Documents.

(b) The Plan Company shall pay or indemnify the outgoing Holding Period Trustee for the amount of all reasonable costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

9. **WINDING UP THE TRUST**

9.1 **Upon distribution of all Trust Assets**

If the Holding Period Trustee determines that all Trust Assets have been distributed or paid or delivered in accordance with the terms of this Deed, then the trust constituted under this Deed shall be wound up and the Holding Period Trustee shall notify the Plan Company in writing.

9.2 **Consequences of termination**

Upon termination of the trust constituted under this Deed, and in accordance with the terms of this Deed, each of the Holding Period Trustee and the Information Agent shall have no further duties, responsibilities or obligations under this Deed save for such obligations as may have arisen prior to such termination and which obligations have not as at the time of such winding up been fulfilled or discharged.

10. **THE ROLE OF THE INFORMATION AGENT**

10.1 The Information Agent shall provide the Holding Period Trustee with details of the Unclaimed Plan Consideration and the Beneficiaries (to the extent known) who it reasonably believes are entitled to such Unclaimed Plan Consideration (based on the aggregate amount of Plan Claims for each Beneficiary at the Record Time) which are to be transferred to the Holding Period Trustee on the Restructuring Effective Date.

10.2   The Information Agent shall as soon as reasonably practicable forward to the Holding Period Trustee any Instruction Letter, together with any information or document, which it receives from a Beneficiary.

10.3   The Information Agent shall supply the Holding Period Trustee with any information that the Holding Period Trustee may reasonably specify as being necessary or desirable to enable the Holding Period Trustee to perform its functions as Holding Period Trustee.

11.   OTHER UNDERTAKINGS AND OBLIGATIONS OF THE INFORMATION AGENT

The Information Agent (in its capacity as such) undertakes in favour of each Beneficiary, the Holding Period Trustee and the Plan Company:

11.1   to ensure that the information provided to the Plan Company and the Holding Period Trustee is true and correct in all respects, and without limitation that any portion of the Trust Assets identified in respect of a Beneficiary, in accordance with Clause 10.1 of this Deed, will be in accordance with that Beneficiary's allocation of and entitlement to the relevant portion of the Trust Assets pursuant to the terms of the Restructuring Plan;

11.2   to liaise with the Beneficiaries during the Holding Period to ensure, where possible, that a validly completed Instruction Letter is delivered during the Holding Period and 10 Business Days prior to the Holding Period Trust Expiry Date;

11.3   to liaise with the relevant Beneficiary to complete any missing information and correct any errors in each Instruction Letter delivered to and received by the Holding Period Trustee or the Information Agent during the Holding Period;

11.4   to maintain records and copies of all Instruction Letters received (whether in hard copy or electronic form) and to make such records (or copies thereof) available to the Plan Company and the Holding Period Trustee promptly upon request;

11.5   to provide the Holding Period Trustee with such details of the Beneficiaries (and/or their nominees (as applicable) as are necessary for the Holding Period Trustee to perform its obligations in this Deed; and

11.6   that it will act honestly and in good faith and will exercise the diligence of a reasonably prudent expert in comparable circumstances in the fulfilment and/or exercise of its duties and obligations under this Deed.

12.   OTHER UNDERTAKINGS AND OBLIGATIONS OF THE PLAN COMPANY

12.1   The Plan Company shall provide the Information Agent and the Holding Period Trustee with any information which the Information Agent or the Holding Period Trustee may reasonably specify as being necessary or desirable to enable the Information Agent or the Holding Period Trustee to perform their respective obligations under this Deed.

12.2   The Holding Period Trustee may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate signed by two authorised signatories of the Plan Company, and the Holding Period Trustee shall not be bound in any such case to investigate or call for further evidence or be responsible for any liability that may be occasioned by it or any other person acting or relying on such certificate.

13. CONFIDENTIAL INFORMATION

13.1 Separate Entity

In acting as trustee under this Deed, the Holding Period Trustee shall be regarded as acting through its trustee division, which shall be treated as a separate entity from any other of its divisions or departments.

13.2 Confidential Information

If information is received by another division or department of the Holding Period Trustee, it may be treated as confidential to that division or department and the Holding Period Trustee shall not be deemed to have notice of it.

13.3 No Duty to Disclose

Notwithstanding any other provision of this Deed or the Restructuring Plan to the contrary, the Holding Period Trustee is not obliged to disclose to any other person:

(a)   any confidential information; or

(b)   any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

13.4 Permitted disclosure

Unless this Deed expressly specifies otherwise:

(a)   the Holding Period Trustee may disclose, to any other Party, or its officer, employee, director, nominee or affiliate, any information it reasonably believes it has received as trustee under this Deed; and

(b)   each of the Parties may share a copy of this Deed with any Beneficiary.

14. NOTICES

14.1 Communications in writing

Each communication to be made under or in connection with this Deed shall be made in writing and, unless otherwise stated, shall be duly given if it is delivered by hand, email, prepaid recorded delivery or international courier to the address or email address set out below.

14.2 Addresses

The addresses and emails (and the department or officer, if any, for whose attention the communication is to be made) of each party for any communication or document to be made or delivered under or in connection with this Deed is:

(a)   in the case of the Plan Company:

Address: Ground Floor, The Wharf Abbey Mill Business Park, Lower Eashing, Godalming, Surrey, England, GU7 2QN

Email: daniel.jankes@hurricaneenergy.com

Attention: Daniel Jankes

(b)   in the case of the Information Agent:

Address: Tankerton Works, 12 Argyle Walk, London, WC1H 8HA for the attention of David Shilson

Email: hurricane@lucid-is.com

(c)   in the case of the Holding Period Trustee:

Address: Tankerton Works, 12 Argyle Walk, London, WC1H 8HA for the attention of Jacek Kusion

Email: hurricane@lucid-is.com

or any substitute address, email or department or officer as each party may notify to the other by not less than five Business Days' written notice.

14.3   **Delivery**

(a)   Any communication or document made or delivered by one person to another under or in connection with this Deed will only be effective:

(i)   at the time of delivery if delivered personally;

(ii)   at the time of transmission if sent by email;

(iii)   two Business Days after the time and date of posting if sent by pre-paid recorded delivery; or

(iv)   three Business Days after the time and date of posting if sent by international courier.

(b)   The accidental omission to send any notice, written communication or other document in accordance with Clause 14.1 or Clause 14.2 or the non-receipt of any such notice by any party, shall not affect the provisions of this Deed.

(c)   In proving service, it shall be sufficient proof, in the case of a notice sent by post, that the envelope was properly stamped, addressed and placed in the post.

(d)   Any communication or document to be made or delivered to the Holding Period Trustee will be effective only when actually received by the Holding Period Trustee and then only if it is expressly marked for the attention of the department or officer identified in Clause 14.2 (or any substitute department or officer as the Holding Period Trustee shall specify in writing for this purpose).

15.   MISCELLANEOUS

15.1   **Assignment**

All rights and benefits under this Deed are personal to the Parties and may not be assigned at law or in equity other than:

(a)   in accordance with the terms of this Deed; or

(b)   with the prior written consent of the other Parties.

15.2   **Counterparts**

This Deed may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute one and the same instrument.

15.3 Severability

If a provision of this Deed is or becomes invalid, illegal or unenforceable, that shall not affect the validity, legality and enforceability of any other provision of this Deed.

15.4 Entire Agreement

This Deed and the Appointment Letter set out the entire agreement between the Parties relating to the subject matter hereof and supersede all prior agreements, representations or understandings among or between any of the Parties relating to the subject matter hereof.

15.5 Governing law

This Deed and any non-contractual obligations arising out of, or in connection with it, shall be governed by and construed in accordance with the laws of England and Wales.

15.6 Jurisdiction

The courts of England and Wales have exclusive jurisdiction to settle any dispute arising out of, or connected with, this Deed (including a dispute regarding the existence, validity or termination of this Deed or the consequences of its nullity).

IN WITNESS of which the Parties have executed and delivered this Deed on the date stated at its beginning.

**SIGNATORIES**

EXECUTED as a **DEED** by   )
HURRICANE ENERGY PLC   )
)
Acting by two directors:)

Name: Name:

SIGNED as a **DEED** by
LUCID ISSUER SERVICES LIMITED
in its capacity as Information Agent

....

Director

....

Director

SIGNED as a **DEED** by
LUCID ISSUER SERVICES LIMITED
in its capacity as Holding
Period Trustee

....

Director

....

Director

Appendix H – Form of Amendment and Restatement Agreement relating to the Bond Trust Deed

AMENDMENT AND RESTATEMENT AGREEMENT

HURRICANE ENERGY PLC

HURRICANE GLA LIMITED

HURRICANE HOLDINGS LIMITED

AND

U.S. BANK TRUSTEES LIMITED

AS THE TRUSTEE AND SECURITY TRUSTEE

THIS DEED is dated _____ 2021 and made

BETWEEN:

(1)   **HURRICANE ENERGY PLC**, a company incorporated in England and Wales with registered number 05245689 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN United Kingdom, (the "**Issuer**");

(2)   **HURRICANE GLA LIMITED**, a company incorporated in England and Wales with registered number 10656211 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN ("**GLA**");

(3)   **HURRICANE HOLDINGS LIMITED**, a company incorporated in England and Wales with registered number 10654801 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN ("**HHL**", together with the Issuer and GLA, the "**Obligors**"); and

(4)   **U.S. BANK TRUSTEES LIMITED** as Trustee under the Trust Deed (the "**Trustee**") and in its capacity as Security Trustee (the "**Security Trustee**") for itself and for the other Secured Creditors.

BACKGROUND:

(A)   The Company and the Trustee entered into the trust deed dated 24 July 2017 (the "**Original Trust Deed**") in respect of the Issuer's U.S.$230,000,000 in aggregate principal amount of 7.50 per cent. convertible bonds due 2022.

(B)   Pursuant to the terms of the Restructuring Implementation Deed, the Bondholders, the Trustee and the Issuer have agreed that, with effect from the Effective Date, the Original Trust Deed and the Bonds constituted thereby will be amended and restated in accordance with the terms of this Deed.

(C)   Following the implementation of the amendments referred to in Recital (B) above, in accordance with, and pursuant to the terms of, the Restructuring Implementation Deed, the Bondholders, the Issuer and the Trustee have agreed that the aggregate outstanding principal amount of the Bonds shall be reduced from U.S.$230,000,000 to U.S.$[180,000,000].

THE PARTIES AGREE AS FOLLOWS:

1.   DEFINITIONS AND INTERPRETATION

1.1   Terms defined in the Second Amended and Restated Trust Deed shall have the same meaning when used in this Deed. In addition:

"**Agreed Rate**" has the meaning given to that term in the Restructuring Implementation Deed.

"**Bond Principal Reduction**" has the meaning given to that term in Clause 3(b) (*Amendment and Restatement*).

"**Committee's Solicitors**" has the meaning given to that term in the Restructuring Implementation Deed.

"**Effective Date**" means the date on which the Effective Time occurs.

"**Effective Time**" means the time that all of the documents, confirmations and other evidence listed in Schedule 3 (*Conditions Precedent*) are unconditionally released and delivered under Clause 2 (*Conditions Precedent*) of this Deed pursuant to and in accordance with the terms of the Restructuring Implementation Deed.

"**First Amended and Restated Trust Deed**" means the Original Trust Deed, as amended and restated in the form set out in Schedule 1 (*First Amended and Restated Trust Deed*).

"**Implementation Steps**" has the meaning given to that term in the Restructuring Implementation Deed.

"**Information**" has the meaning given to that term in Clause 6.7 (*No misleading information*).

"**July 2021 IPD**" means the Interest Payment Date falling on or around 24 July 2021.

"**Original Trust Deed**" has the meaning given to that term in the Recitals.

"**Material Adverse Effect**" means a material adverse effect on (a) the assets, business, operations or financial performance or condition of the Group (taken as a whole); or (b) the ability of the Obligors (taken as a whole) to perform their obligations under this Deed and the other Transaction Documents (as such term is defined in the Second Amended and Restated Trust Deed).

"**Party**" means a party to this Deed.

"**PSC Register**" means "PSC register" within the meaning of Section 790C(10) of the Companies Act 2006.

"**Relevant Amount**" has the meaning given to that term in the Restructuring Implementation Deed.

"**Restructuring**" has the meaning given to that term in the Restructuring Implementation Deed.

"**Restructuring Implementation Deed**" means the deed entered into on or around the date of this Deed between, among others, the Obligors, the Bondholders, the Trustee, and the Security Trustee in respect of the Restructuring.

"**Second Amended and Restated Trust Deed**" means the First Amended and Restated Trust Deed, as amended and restated in the form set out in Schedule 2 (*Second Amended and Restated Trust Deed*).

1.2   The principles of interpretation set out in the Second Amended and Restated Trust Deed shall apply to this Deed as if set out in this Deed save that references in the Second Amended and Restated Trust Deed to "this Deed" shall be construed as references to this Deed.

1.3   In this Deed:

(a)   any reference to a "Clause" or "Schedule" is, unless the context otherwise requires, a reference to a Clause or Schedule of this Deed; and

(b)   Clause and Schedule headings are for ease of reference only.

1.4   This Deed is a Transaction Document (as defined in the Second Amended and Restated Trust Deed).

2.   **CONDITIONS PRECEDENT**

The Issuer shall provide (or shall procure the provision of) each of the documents, confirmations and other evidence listed in Schedule 3 (*Conditions Precedent*) to the Committee's Solicitors on or prior to the date of this Deed (unless such provision of any document, confirmation or other evidence is waived in writing by the Committee's Solicitors).

3.   **AMENDMENT AND RESTATEMENT**

With effect from the Effective Time (and subject to, and in accordance with, the Implementation Steps set out in clause 8 of the Restructuring Implementation Deed):

(a)   at Implementation Step 1 (as defined in the Restructuring Implementation Deed), the terms and provisions of the Original Trust Deed (including the annexes, schedules and exhibits thereto) are hereby amended and restated in full such that the Original Trust Deed in its entirety shall be replaced by the First Amended and Restated Trust Deed, which shall read as set forth in Schedule 1 (*Amended and Restated Trust Deed*); and

(b)   at Implementation Step 2 (as defined in the Restructuring Implementation Deed) the terms and provisions of the First Amended and Restated Trust Deed (including the annexes, schedules and exhibits thereto) are hereby amended and restated in full such that the First Amended and Restated Trust Deed in its entirety shall be replaced by the Second Amended and Restated Trust Deed, which shall read as set forth in Schedule 2 (*Second Amended and Restated Trust Deed*) to reflect that the aggregate outstanding principal amount of the Bonds has been reduced from U.S.\$230,000,000 to U.S.\$[180,000,000] as a consequence of the release of the Relevant Amount (the "**Bond Principal Reduction**").

4.   **RELEASE OF THE RELEVANT AMOUNT**

The Parties agree that, pursuant to and in accordance with the Restructuring Implementation Deed, for the purposes of the Bond Principal Reduction, payment by way of an issue of Exchange Shares in an aggregate nominal amount equal to the Relevant Amount in pounds sterling calculated at the Agreed Rate shall result in the release of the Relevant Amount.

5.   **INTEREST ON JULY 2021 IPD**

All interest which has accrued up to and excluding (and remains unpaid on) the Effective Date in accordance with condition 5 (*Interest*) of the conditions (as set out in schedule 4 (*Terms and Conditions of the Bonds*) to the Original Trust Deed) shall, notwithstanding any term of the Original Trust Deed, the First Amended and Restated Trust Deed, the Second Amended and Restated Trust Deed or any other Transaction Document, be paid in full in cash on the July 2021 IPD together with all other amounts then due and payable under condition 4 (*Interest*) of the conditions (as set out in schedule 4 (*Terms and Conditions of the Bonds*) to the Second Amended and Restated Trust Deed).

6.   **REPRESENTATIONS AND WARRANTIES**

Each Obligor represents and warrants on the date of this Deed that:

6.1 *Status*

    (a)   It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

    (b)   It has the power to own its assets and carry on its business as that business is being conducted.

6.2 *Binding Obligations*

    (a)   Subject to the Legal Reservation, the obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations.

    (b)   Subject to the Legal Reservation, (without limiting the generality of paragraph (a) above) each Transaction Security Document to which it is a party creates the security interest which that Transaction Security Document purports to create and those security interests are valid and effective.

6.3 *Non-conflict*

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents to which it is a party and the granting of the Transaction Security do not and will not conflict with:

    (a)   any law or regulation applicable to it or binding on its assets;

    (b)   its or any of its Subsidiaries' constitutional documents; or

    (c)   any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets.

6.4 *Power and authority*

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is a party and the transactions contemplated by those Transaction Documents.

6.5 *Validity and admissibility in evidence*

All authorisations required:

    (a)   to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party;

    (b)   to make the Transaction Documents to which it is a party admissible in evidence in its jurisdiction of incorporation; and

    (c)   to enable it to carry on its business, trade and ordinary activities, have been obtained or effected and are in full force and effect.

6.6 *Governing law and enforcement*

The choice of English law as the governing law of each Transaction Document to which it is a party will be recognised and enforced in its jurisdiction of incorporation.

6.7 *No misleading information*

(a) To the best of its knowledge having made all enquiries reasonable in the circumstances, any factual information provided to the Bondholders, the Trustee and/or the Security Trustee or any of their respective advisers in respect of the Transaction Documents and the Restructuring (the "**Information**") was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b) To the best of its knowledge having made all enquiries reasonable in the circumstances, nothing has occurred or been omitted from the Information and no information has been given or withheld that results in the Information being untrue or misleading in any material respect.

6.8 *Ranking*

The Transaction Security has or will have the ranking in priority which it is expressed to have in the Transaction Security Documents and it is not subject to any prior ranking or *pari passu* ranking Security.

6.9 *No proceedings pending or threatened*

(a) No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, could reasonably be expected to have a Material Adverse Effect, have (to the best of its knowledge and belief) been started or formally threatened in writing against it or any of its Subsidiaries.

(b) No judgment or order of a court, arbitral body or agency which is reasonably likely to have a Material Adverse Effect has (to the best of its knowledge and belief) been made against it or any of its Subsidiaries.

6.10 *No Security*

There is no Security over the whole or any part of the assets of any member of the Group nor is there in existence any agreement or arrangement under which any such Security may be created other than as permitted by the Second Amended and Restated Trust Deed or the 2021 Deed of Charge.

6.11 *Good title to assets*

It has (subject to any Security permitted under the Second Amended and Restated Trust Deed), a good, valid and marketable title to, or valid leases or licences of, and all necessary authorisations to use, or otherwise has the right to use, the assets necessary to carry on its business as presently conducted.

6.12 *Breach of laws*

It has not breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

6.13 *No default*

No event has occurred and no condition exists that, either before or after giving effect to the amendments herein, constitutes or would constitute a Potential Event of Default or an

Event of Default under the First Amended and Restated Trust Deed or the Second Amended and Restated Trust Deed.

6.14   *Material Adverse Effect*

No event has occurred and no condition exists that, either before or immediately after giving effect to the amendments herein, constitutes or would constitute a Material Adverse Effect (taking into account the Restructuring Business Plan) other than those events or conditions which are directly and solely attributable to the steps required pursuant to the terms of the Restructuring Implementation Deed and to implement the Restructuring.

7.   REPLACEMENT OF GLOBAL BOND

Following the amendment and restatement of the First Amended and Restated Trust Deed set out in Clause 3(b) (*Amendment and Restatement*), the Issuer shall do all acts and execute all such documents required to update, amend or replace the existing Global Bond to reflect the Bond Principal Amount Reduction and the Conditions (as set out in schedule 4 (*Terms and Conditions of the Bonds*) to the Second Amended and Restated Trust Deed) and the form of Global Bond as set out in Schedule 4 (*Form of Global Bond*).

8.   FURTHER ASSURANCE

The Obligors shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Trustee or the Security Trustee may reasonably request for the purpose of giving effect to this Deed and to each and every provision hereof.

9.   THIRD PARTY RIGHTS

A person who is not a party has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Deed.

10.   INCORPORATION OF TERMS

The provisions of clauses 17 (*Communications*) and 19 (*Counterparts*) of the Second Amended and Restated Trust Deed shall be incorporated into this Deed as if set out in full in this Deed and as if references in those sections to "this Trust Deed" are references to this Deed.

11.   SEVERABILITY

If a term of this Deed is or becomes illegal, invalid or unenforceable under any law of any jurisdiction, that shall not affect:

(a)   the legality, validity or enforceability in that jurisdiction of any other term of this Deed; or

(b)   the legality, validity or enforceability in other jurisdictions of that or any other term of this Deed.

12.   GOVERNING LAW

This Deed and any non-contractual obligations arising out of or in connection with it are governed by, and construed in accordance with, English law.

13.   NOTICES

The Issuer shall, as soon as practicable after the date hereof, give notice of the execution of this Deed to the Bondholders in accordance with condition 15 (*Notices*) of the conditions, as set out in schedule 4 (*Terms and Conditions of the Bonds*) to the Second Amended and Restated Trust Deed.

14. DEED

It is intended each Party shall execute this Deed as a deed and is intended to be delivered by each of them as a deed on the date specified above.

15. ELECTRONIC SIGNATURES

The Parties agree to electronic contracting and signatures with respect to this Deed. Delivery of an electronic signature to, or a signed copy of, this Deed by facsimile, email or other electronic transmission shall be fully binding on the Parties to the same extent as the delivery of the signed originals and shall be admissible into evidence for all purposes.

16. TRUSTEE

The Trustee is entering into this Deed acting on the instructions of the Bondholders given pursuant to the Restructuring Plan described in the Restructuring Implementation Deed and, in so acting, the Trustee shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on it under and by the Original Trust Deed.

17. THE SECURITY TRUSTEE

The Security Trustee has agreed to become a party to this Deed solely for the purpose of taking the benefit of contractual provisions expressed to be given in its favour and enabling better preservation and enforcement of its rights under this Deed and the other Transaction Documents. The Security Trustee will exercise its powers, rights, duties and authority under this Deed in the manner provided for in the 2021 Deed of Charge and, in so acting, the Security Trustee shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on it under and by the 2021 Deed of Charge.

In witness whereof this Deed has been executed as a deed and delivered on the date first stated at the beginning of this Deed.

SIGNATURES

The Obligors

EXECUTED AND DELIVERED AS A DEED   )
by   )
HURRICANE ENERGY PLC   )

By:

Address:
Email:
Attention:

By:

Address:
Email:
Attention:

EXECUTED AND DELIVERED AS A DEED   )
by   )
HURRICANE HOLDINGS LIMITED   )

By:

Address:
Email:
Attention:

By:

Address:
Email:
Attention:

EXECUTED AND DELIVERED AS A DEED   )
by   )
HURRICANE GLA LIMITED   )

By:

Address:
Email:
Attention:

By:

Address:
Email:
Attention:

The Trustee

EXECUTED AND DELIVERED AS A DEED   )
by   )
U.S. BANK TRUSTEES LIMITED   )
)
By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

The Security Trustee

EXECUTED AND DELIVERED AS A DEED   )
by   )
U.S. BANK TRUSTEES LIMITED   )
)

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

SCHEDULE 1 – FIRST AMENDED AND RESTATED TRUST DEED

Dated 24 July 2017 as amended and restated on _____ 2021

Trust Deed

between

Hurricane Energy plc
as Issuer

and

U.S. Bank Trustees Limited
as Trustee

relating to

the Issuer's U.S.$230,000,000 14.4% Senior Secured Bonds due 2024

CONTENTS

THIS TRUST DEED is dated 24 July 2017 as amended and restated on _____ 2021 and made **BETWEEN**:

(1)   **HURRICANE ENERGY PLC**, (the "**Issuer**"), a company incorporated in England and Wales with registered number 05245689 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN; and

(2)   **U.S. BANK TRUSTEES LIMITED** (the "**Trustee**"), which expression shall, where the context so admits, include all persons for the time being the trustee or trustees of this Trust Deed), whose principal place of business is at Fifth Floor, 125 Old Broad Street, London EC2N 1AR.

WHEREAS:

(A)   On the Original Closing Date, the Issuer issued U.S.$230,000,000 in aggregate principal amount of 7.50 per cent. convertible bonds due 2022 which were constituted by this Trust Deed on the Original Closing Date.

(B)   In accordance with, and pursuant to the terms of, the 2021 Amendment and Restatement Agreement and the Restructuring Implementation Deed, the Bondholders, the Issuer and the Trustee agreed to amend certain terms of this Trust Deed, the Conditions and the Bonds with effect from the 2021 Effective Date.

(C)   Pursuant to the terms of the 2021 Deed of Charge entered into by the Security Trustee and each of the Obligors, the Bonds have the benefit of certain guarantees from the Guarantors, and the benefit of certain Security Interests granted by the Security Providers.

The Trustee has agreed to act as trustee of this Trust Deed on the following terms and conditions.

NOW THIS TRUST DEED WITNESSES and it is hereby agreed and declared as follows:

1.   **Interpretation**

1.1   **Definitions**: The following expressions shall have the following meanings:

"**2021 Amendment and Restatement Agreement**" means the amendment and restatement agreement entered into on or about _____ 2021 between the Issuer and the Trustee in respect of certain amendments to this Trust Deed and the Bonds.

"**2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement)**" means the amendment and restatement agreement entered into on or about _____ 2021 between the Issuer, the Trustee, the Security Trustee, the Paying, Calculation and Transfer Agent and the Registrar in respect of certain amendments to the Paying, Calculation and Transfer Agency Agreement.

"**2021 Deed of Charge**" means the deed of charge and guarantee entered into by the Trustee, the Security Trustee and each of the Obligors on or around the 2021 Effective Date pursuant to which each of the Guarantors granted the Guarantees and each of the Security Providers granted certain Security Interests in favour of the Secured Creditors.

"**2021 Effective Date**" has the meaning given to the term "Effective Date" in the 2021 Amendment and Restatement Agreement.

"**Accounting Principles**" means, in relation to the Group and the consolidated financial statements of the Issuer, UK GAAP or IFRS to the extent applicable to the relevant financial statements and as applied by the Issuer from time to time.

"**Accounts Test Date**" means the last day in each calendar month.

"**Acquisition**" means the acquisition of any asset, a company, shares, securities, undertaking or business or, in each case, any interest in them (whether by a voluntary or involuntary single transaction or series of transactions).

"**Affiliate**" means, in relation to a person, any person controlling, controlled by or under common control with that person from time to time (and its respective directors, officers, employees and agents from time to time).

"**Agents**" means the Paying, Calculation and Transfer Agent and the Registrar.

"**Agent/Delegate Liabilities**" has the meaning given to that term in Clause 9.5.

"**Alternative Clearing System**" has the meaning given to that term in Schedule 2.

"**Amounts or Claims**" has the meaning given to that term in Clause 9.5.

"**Appointee**" has the meaning given to that term in Clause 10.19.

"**Approved Investment Case**" means an Investment Case which has been (a) submitted to Bondholders in accordance with Clause 8.18 (with the relevant Investment Business Plan) and (b) approved by the Bondholders in accordance with Schedule 3.

"**Approved Investment Case Completion Date**" means the earlier of: (a) the date of completion of the further development, drilling in or sidetracking in the Lancaster Field implementing the first Approved Investment Case following the 2021 Effective Date, and (b) the date the board of directors of the Issuer or GLA determines (acting reasonably) that (i) the development, drilling in or sidetracking in the Lancaster Field to implement the Approved Investment Case is not capable of generating commercial production and/or (ii) there is no reasonable prospect of further progress being made or further actions being taken in respect of such Approved Investment Case.

"**Authorised Denomination**" has the meaning given to that term in Condition 1.1.

"**Available Liquidity**" means the aggregate amount of all Cash and Cash Equivalent Investments of the Group at the time of such determination.

"**Average Forecasted Production**" means, in respect of any month, the total production forecast for that six month period in which that month falls set out in the most recent Production Forecast divided by 6.

"**Average Forecasted Production Event**" means that, over any period of 3 consecutive months, Lancaster Field Production is at a level that is 40 per cent. or more below the Average Forecasted Production applicable for each respective month in that 3 month period.

"**Bareboat Charter**" means the bareboat charter agreement dated 23 June 2017 originally between GLA and Bluewater (Aoka Mizu) N.V., which was then novated from Bluewater (Aoka Mizu) N.V to Bluewater (Aoka Mizu) B.V. pursuant to a deed of novation dated 25 September 2017 (as amended from time to time, including as amended and restated on 8 November 2019), in relation to the hire and use of the Curacao flag floating production storage and offloading vessel with registration number IMO 9190028, and known as the "Aoka Mizu" (the "**Aoka Mizu**").,

"**Bluewater**" means Bluewater (Aoka Mizu) B.V. and/or Bluewater Lancaster Production (UK) Limited (as applicable).

"**Bondholder**" and "**holder**" mean the person in whose name a Bond is registered in the Register, save that, for so long as the Bonds are represented by the Global Bond, each person who has for the time being a particular principal amount of the Bonds credited to his securities account in the records of Clearstream, Luxembourg or Euroclear shall be deemed to be the Bondholder in respect of the principal amount of such Bonds for all purposes hereof other than (a) for the purpose of payments in respect thereof and any other payments in respect of the Bonds (including, without limitation, the Outstanding Redemption Amount), the right to which shall be vested in the registered holder of the Global Bond in accordance with and subject to the terms of this Trust Deed and such Global Bond and (b) in respect of any consultation requirements under Condition 2.9, the ultimate beneficial holders of the Bonds shall be deemed to be the Bondholders.

"**Bonds**" means the 14.4% Senior Secured Bonds due 2024 constituted by this Trust Deed as amended on the 2021 Effective Date and for the time being outstanding, or as the context may require, a specific number of them and includes any replacement Bonds issued pursuant to Condition 11 and (except for the purposes of Clauses 3.1 and 3.2) the Global Bond.

"**BP**" means BP Oil International Limited, a company incorporated in England and Wales with registered number 00322365 whose registered office is at Chertsey Road, Sunbury On Thames, Middlesex, TW16 7BP.

"**BP Sales Agreement**" means the agreement for the supply and purchase and marketing of crude oil from the Lancaster Field dated 12 April 2013 and amended and novated on 18 April 2019 between GLA and BP.

"**Business Day**" means in relation to any place, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London and New York.

"**Capital Expenditure**" means any expenditure or obligation in respect of expenditure which, in accordance with the Accounting Principles, is treated as capital expenditure (and including the capital element of any expenditure or obligation incurred in connection with a Finance Lease) and shall include any obligation to reimburse for such expenditure or obligation.

"**Capital Expenditure Maximum Amount**" has the meaning given to that term in Condition 2.7.

"**Capitalised PIK Interest**" means, as at any date, the aggregate amount outstanding of the PIK Interest which has been capitalised and added to the Outstanding Redemption Amount of the Bonds in accordance with Condition 4.3, less the principal amount of any PIK Notes issued pursuant to Condition 4.4.

"**Cash**" means any credit balance on any deposit, savings, current or other account, and any cash in hand, of the Issuer or any other member of the Group which is: (a) repayable on demand, (b) not subject to any Security Interest (other than the Transaction Security) and to which the Issuer or other member of the Group (as applicable) is beneficially entitled, and (c) freely and immediately available to be applied in repayment or prepayment of the

Bonds (and which, for the avoidance of doubt, is not subject to any escrow arrangement or other similar arrangement with Bluewater in respect of the Bareboat Charter and/or the POSA), provided that amounts standing to the credit of the GWA JV Accounts shall not be treated as Cash for the purposes of this definition.

"**Cash Equivalent Investments**" means (a) securities with a maturity of 12 months or less from the date of acquisition issued or fully guaranteed or fully insured by the Government of the United Kingdom, (b) commercial paper issued by an issuer rated at least A-1 by Standard & Poor's Ratings Group or P-1 by Moody's Investors Service, Inc. and with a maturity of less than 12 months or less; and (c) certificates of deposit or time deposits of any commercial bank or any investment in money market funds (where such bank or money market fund is rated as referred to in (b) above) and with a maturity of less than 12 months, and which are repayable or realisable upon demand, the value of such investments at any time being calculated on a marked-to-market basis, in each case which is (i) beneficially held by the Issuer or any other member of the Group, (ii) not subject to any Security Interest (other than the Transaction Security) and (iii) denominated and payable in a currency freely and immediately available (or convertible) to be applied in repayment or prepayment of the Bonds.

"**Cash Flow Test Date**" means the last Business Day in the month immediately prior to each Interest Payment Date.

"**Cash Pay Interest**" has the meaning given to that term in Condition 4.2.

"**Cash Sweep Threshold**" means, on any date:

(A)   on or prior to the Drop Down Date, an amount equal to the sum of U.S.$105,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability;

(B)   after the Drop Down Date up to but not including the Lancaster Field Production Cessation Date, an amount equal to the sum of U.S.$60,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability; and

(C)   on and after the Lancaster Field Production Cessation Date, an amount equal to the sum of U.S.$45,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability.

"**Clearstream, Luxembourg**" means Clearstream Banking S.A.

"**Companies Act**" means the Companies Act 2006 of the United Kingdom.

"**Compliance Certificate**" has the meaning given to that term in Clause 8.5.

"**Conditions**" means the terms and conditions of the Bonds set out in Schedule 4.

"**Contractual Currency**" has the meaning given to that term in Clause 16.1.

"**Current Payables**" on any date, means an amount which is expected (using reasonable and fair assumptions) to be paid within 30 Business Days of such date.

"**Decommissioning / Abandonment Obligations**" means any payment or performance obligations of the Issuer or any member of the Group in respect of any liabilities imposed on the Group by the Secretary of State or any other applicable regulator in connection with the decommissioning or abandonment of facilities within the areas the subject of the P1368 Licence, the P2294 Licence and the P2308 Licence, including, without limitation, any ordinary course vendor financing or payment arrangements in the amount required to satisfy such liabilities or discharge such obligations.

"**Definitive Bond**" means a definitive bond representing one or more Bonds comprising the entire holding by a Bondholder of his Bonds and being substantially in the form set out in Schedule 1.

"**Disposal**" means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, a company, shares, securities, undertaking or business or, in each case, any interest in them (whether by a voluntary or involuntary single transaction or series of transactions).

"**Drop Down Date**" means:

(A)   in circumstances where an Investment Case has not been approved prior to 30 September 2021, the earlier of (x) if approval in respect of an Investment Case has been sought from Bondholders in accordance with this Trust Deed and Bondholders have not given such consent prior to 30 September 2021, the date that such consent was refused (or not approved) by the Bondholders and (y) if approval in respect of an Investment Case has not been sought from Bondholders prior to 30 September 2021, 30 September 2021; or

(B)   in circumstances where an Investment Case has been approved by the Bondholders in accordance with this Trust Deed prior to 30 September 2021, the Approved Investment Case Completion Date in respect of such Approved Investment Case.

"**DSA**" means the decommissioning security agreement dated 2 July 2018 between, among others, the Issuer, GLA and the Offshore Petroleum Regulator for Environment and Decommissioning.

"**DSA Trust Deed**" has the meaning given to that term in the 2021 Deed of Charge.

"**Electronic Consent**" has the meaning given to that term in Schedule 3.

"**Euroclear**" means Euroclear Bank SA/NV.

"**Event of Default**" means any of the events described in Condition 8.

"**Excess Cash Flow Amount**" means, in respect of any Relevant IPD, an amount equal to Net Free Cash as determined by the Issuer as at the relevant Cash Flow Test Date minus (a) the Cash Sweep Threshold and (b) the amount of Cash Pay Interest to be paid on that Relevant IPD.

"**Excess Cash Flow Amount Certificate**" has the meaning given to that term in Condition 5.4.

"**Extraordinary Resolution**" has the meaning given to that term in paragraph 17 of Schedule 3.

"**Final Maturity Date**" means 31 December 2024.

"**Finance Lease**" means any lease or hire purchase contract, a liability under which would, in accordance with the Accounting Principles, be treated as a balance sheet liability (other than a lease or hire purchase contract which would, in accordance with the Accounting Principles in force as at the Original Closing Date, be treated as an operating lease).

"**Fixed Charge Issuer Account**" has the meaning given to that term in the 2021 Deed of Charge.

"**Floating Charge Accounts**" has the meaning given to that term in the 2021 Deed of Charge.

"**Floating Charge Accounts Available Amount**" has the meaning given to that term in Condition 2.12.

"**Floating Charge Accounts Maximum Amount**" means:

(A)   up to but not including the Lancaster Field Production Cessation Date, U.S.$60,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability; and

(B)   on and after the Lancaster Field Production Cessation Date, U.S.$45,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability,

or, in each case, its equivalent in other currencies determined using the Spot Rate.

"**form of proxy**" has the meaning given to that term in Schedule 3.

"**GLA**" means Hurricane GLA Limited, a company incorporated in England and Wales with registered number 10656211 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN.

"**GLA Guarantee Cap**" has the meaning given to that term in the 2021 Deed of Charge.

"**GLA Shares**" has the meaning given to that term in the 2021 Deed of Charge.

"**Global Bond**" means the global bond representing Bonds and registered in the name of a nominee for the common depositary of Euroclear and Clearstream, Luxembourg, in the form or substantially in the form set out in Schedule 2.

"**Greater Warwick Area**" means the Warwick Area and the Lincoln Sub-Area.

"**Group**" means the Issuer and its Subsidiaries from time to time.

"**Guarantor**" means each of GLA and HHL.

"**Guarantee**" means the guarantee given by each Guarantor pursuant to the 2021 Deed of Charge or any other guarantee given by any Obligor in any other Transaction Document.

"**GWA**" means Hurricane GWA Limited, a company incorporated in England and Wales with registered number 10656130 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN.

"**GWA JV Accounts**" has the meaning given to that term in the 2021 Deed of Charge.

"**GWA Shares**" has the meaning given to that term in the 2021 Deed of Charge.

"**HHL**" means Hurricane Holdings Limited, a company incorporated in England and Wales with registered number 10654801 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN.

"**HHL Shares**" has the meaning given to that term in the 2021 Deed of Charge.

"**IFRS**" means international accounting standards within the meaning of the UK IAS Regulation to the extent applicable to the relevant financial statements.

"**Indebtedness**" has the meaning given to that term in Condition 2.3.

"**Insurance Policies**" has the meaning given to that term in the 2021 Deed of Charge.

"**Intercompany Receivable**" has the meaning given to that term in the 2021 Deed of Charge.

"**Interest Payment Date**" means 24 January, 24 April, 24 July and 24 October in each year and the Final Maturity Date.

"**Interest Period**" has the meaning given to that term in Condition 4.4.

"**Intra-Group Funding Policy**" means the intra-group funding policy in place on the 2021 Effective Date between the Issuer and GLA in the form delivered to Bondholders as a condition precedent to the 2021 Effective Date.

"**Investment Business Plan**" means, in respect of any Investment Case (or Approved Investment Case, as the case may be), a detailed summary of the monthly production profile forecast to be generated from, and the Capital Expenditure projected to be incurred in connection with, that Investment Case (or Approved Investment Case, as the case may be).

"**Investment Case**" means a written proposal to incur Capital Expenditure (or any other expenditure of any nature) to further develop, drill in, or sidetrack in, the Lancaster Field.

"**ISDA Master Agreement**" means the 2002 (or any later) version of the master agreement published by the International Swaps and Derivatives Association together with the schedule to the master agreement and confirmations of any transaction.

"**Issuer Conversion**" has the meaning given to that term in Condition 5.6.

"**Issuer Conversion Event Date**" means the date selected by the Issuer on or after the occurrence of each of (a) the Final Maturity Date and (b) the Lancaster Field Production Cessation Date, provided that:

(A)   if such date is on or prior to 30 June 2025, prior to such date, the Issuer has received written confirmation from the Security Trustee (acting on the instructions of the Trustee, itself acting on the instructions of an Extraordinary Resolution of the Bondholders or if so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) that the Security Trustee does not intend to take any steps or actions or exercise any rights under any of the Transaction Security Documents;

(B)   if such date is after 30 June 2025, the Issuer has requested written confirmation (no earlier than 30 June 2025) from the Security Trustee that the Security Trustee (acting on the instructions of the Trustee, itself acting on the instructions of an Extraordinary Resolution of the Bondholders or if so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) does not intend to take any steps or actions or exercise any rights under any of the Transaction Security Documents and the Security Trustee (a) has not taken any such steps or actions or exercised any rights under any of the Transaction Security

Documents and (b) has not confirmed to the Issuer an intention to do so, in each case by the date falling six months after the date of such request (the "**Longstop Date**"); and

(C)   if the Security Trustee has taken any steps or actions or exercised any rights under any of the Transaction Security Documents prior to the Longstop Date:

(1)   the Security Trustee (acting on the instructions of the Trustee, itself acting on the instructions of an Extraordinary Resolution of the Bondholders or if so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) has confirmed to the Issuer prior to such date in writing no further realisations and proceeds from the enforcement of the Transaction Security are likely to be made or received; or

(2)   the Issuer has requested written confirmation (no earlier than Longstop Date) from the Security Trustee that the Security Trustee (acting on the instructions of the Trustee, itself acting on the instructions of an Extraordinary Resolution of the Bondholders or if so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) does not intend to take any further steps or actions or exercise any further rights under any of the Transaction Security Documents and the Security Trustee (a) has not taken any such steps or actions or exercised any rights under any of the Transaction Security Documents since the Longstop Date and (b) has not confirmed to the Issuer an intention to do so, in each case by the date falling six months after the date of such request,

and on or prior to such date (x) all Cash and Cash Equivalent Investments held by the Issuer, HHL and GLA and (y) in the case of paragraph (C) only, all realisations and proceeds from the enforcement of the Transaction Security, have been applied in full in accordance with the terms of this Trust Deed and, where applicable, the 2021 Deed of Charge.

"**Joint Operating Agreement**" means the joint operating agreement dated 22 August 2018 for UKCS Licence No. P.1368, Block 205/26b P1368 S (South Sub-Area) and UKCS Licence No. P.2294, Blocks 204/30B All and 205/26D All.

"**Joint Venture**" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity which is not a member of the Group.

"**Lancaster Field**" means the Lancaster Oil Field 572, located within Blocks 205/21a, 205/22a and 205/26b within the area the subject of the P1368 Licence.

"**Lancaster Field Activities**" has the meaning given to that term in Condition 2.7.

"**Lancaster Field FDP**" means the Lancaster Early Production System (EPS) Field Development Plan approved by the OGA on 22 September 2017 and any subsequent amendments and addendums as approved by the OGA from time to time.

"**Lancaster Field Production**" means the production of oil from the Lancaster Field.

"**Lancaster Field Production Cessation Date**" means the date on which the Issuer certifies to the Trustee in writing (signed by a director and an authorised signatory on behalf of the Issuer) and notifies the Bondholders that the Group has permanently ceased all commercial production from the Lancaster Field and there is no realistic prospect of further commercial production in accordance with Clause 8.2.

"**Lancaster Sub-Area**" means the central sub-sea area (Block 205/21a and 205/22a and 205/26b) as circumscribed in the P1368 Licence.

"**Legal Reservation**" means, in respect of any asset subject to the Transaction Security that is situated outside of England and Wales, notwithstanding the choice of English law as the governing law of the 2021 Deed of Charge, the fact that an English court may take into account the law of the place where that asset is legally situated or generated and the governing or applicable law of that asset.

"**Lincoln Sub-Area**" means the south sub-sea area (block 205/26b), as circumscribed in the P1368 Licence.

"**Losses**" means any and all claims, losses, liabilities, damages, costs, expenses and judgments (including legal fees and expenses).

"**Material Adverse Effect**" means a material adverse effect on (a) the assets, business, operations or financial performance or condition of the Group (taken as a whole); or (b) the ability of the Obligors (taken as a whole) to perform their obligations under the Transaction Documents; or (c) the validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purporting to be granted pursuant to any of, the Security Transaction Documents.

"**Material Provision**" means any provision set out in each of Conditions 2.3, 2.4(A), 2.4(B), 2.5, 2.6 2.7, 2.10, and 2.11 and Clauses 8.4, 8.16, 8.17, 8.18, 8.19, 8.20, and 8.21.

"**Net Current Receivables**" means, on any date, (a) the amount of receivables which are recognised on such date as being payable to the Issuer or any other member of the Group by a third party (which is not a member of the Group) within 30 Business Days of such date minus (b) the amount of Current Payables which are to be paid by the Issuer or any other member of the Group to a third party (which is not a member of the Group).

"**Net Free Cash**" means, on any date, an amount equal to the sum of: (a) Cash and Cash Equivalent Investments and (b) Net Current Receivables on such date.

"**Obligors**" means the Issuer, each Security Provider and each Guarantor, and "**Obligor**" shall mean any one of them.

"**OGA**" means the Oil and Gas Authority and its successor authorities from time to time.

"**Original Closing Date**" means 24 July 2017.

"**outstanding**" means, in relation to the Bonds, all the Bonds issued other than (i) those which have been redeemed in accordance with the Conditions, (ii) those in respect of which the date for redemption in accordance with the Conditions has occurred and the redemption moneys (including all interest accrued on such Bonds to the date for such redemption and any interest payable under Condition 4 after such date) have been duly paid to the relevant Bondholder or on its behalf or to the Trustee or to the Paying, Calculation and Transfer Agent as provided in Clause 2 and remain available for payment against presentation and surrender of Bonds, (iii) those which have become void or those in respect of which claims have become prescribed under Condition 10, (iv) those mutilated or defaced Definitive Bonds which have been surrendered in exchange for replacement Definitive Bonds pursuant to Condition 11, (v) (for the purpose only of determining how many Bonds are outstanding and without prejudice to their status for any other purpose) those Definitive Bonds alleged to have been lost, stolen or destroyed and in respect of which replacement Definitive Bonds have been issued pursuant to Condition 11, (vi) those which have been purchased and cancelled as provided in Condition 5, (vii) the Global Bond to the extent that it shall have been exchanged for definitive registered Bonds pursuant to its provisions; provided that for the purposes of (a) ascertaining the right to attend and vote at any meeting of the Bondholders or sign a Written Resolution or give Electronic Consent (b) the determination of how many Bonds are outstanding for the purposes of Conditions 8, 12 and 13 and Schedule 3 and (c) the exercise of any discretion, power or authority which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Bondholders, those Bonds (if any) which are beneficially held by or are held on behalf of, the Issuer or any of its Subsidiaries or Affiliates and not yet cancelled shall be deemed not to remain outstanding.

"**Outstanding Redemption Amount**" means, as at any date, the aggregate outstanding principal amount of the Bonds plus any then outstanding Capitalised PIK Interest thereon and less any Excess Cash Flow Amounts applied pursuant to Condition 5.4(C). The Outstanding Redemption Amount may not be reduced below zero.

"**P1368 Licence**" means the United Kingdom Petroleum Production Licence No. P1368 dated 28 February 2006 and effective as of 22 December 2005 issued by the Secretary of State, as amended, supplemented, or extended from time to time.

"**P2294 Licence**" means the United Kingdom Petroleum Production Licence No. P2294 dated 10 November 2015 and effective as of 1 September 2015 issued by the Secretary of State, as amended, supplemented, or extended from time to time.

"**P2308 Licence**" means the United Kingdom Petroleum Production Licence No. P2308 dated 18 November 2016 and effective as of 14 November 2016 issued by the Oil and Gas Authority, as amended, supplemented, or extended from time to time.

"**Paying, Calculation and Transfer Agency Agreement**" means the Paying, Calculation and Transfer Agency Agreement dated 24 July 2017 (originally referred to as the "Paying, Transfer and Conversion Agency Agreement"), as amended and restated pursuant to the terms of the 2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement) and as amended or supplemented from time to time, between the Issuer, the Trustee, the Security Trustee, the Paying, Calculation and Transfer Agent and the Registrar.

"**Paying, Calculation and Transfer Agent**" means, on the 2021 Effective Date, Elavon Financial Services DAC, UK Branch at its specified office, in its capacity as Paying, Calculation and Transfer Agent.

"**Permitted Greater Warwick Area Expenditure**" has the meaning given to that term in Condition 2.8.

"**Permitted Indebtedness**" has the meaning given to that term in Condition 2.3.

"**Permitted Intra-Group Loan**" has the meaning given to that term in Condition 2.3.

"**Permitted Refinancing Indebtedness**" has the meaning given to that term in Condition 2.3.

a "**person**" includes any individual, company, body corporate, corporation sole or aggregate, government, state or agency of a state, firm, partnership, joint venture, association, organisation or trust (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists) and a reference to any of them shall include a reference to the others and shall include successors and assigns.

"**PIK Interest**" has the meaning given to that term in Condition 4.3.

"**PIK Notes**" means the payment-in-kind notes issued pursuant to Condition 4.4.

"**POSA**" means the production, operation and services agreement dated 23 June 2016, (as amended and/ or as amended and restated from time to time, including as amended and restated on 8 November 2019), between Bluewater Lancaster Production (UK) Limited and GLA in relation to the Aoka Mizu.

"**Potential Event of Default**" means an event or circumstance which would, with the giving of notice, lapse of time, issue of a certificate and/or the fulfilment of any other requirement provided for in Condition 8, become an Event of Default.

"**Preceding Month**" has the meaning given to that term in Clause 8.16.

"**Production Announcement**" has the meaning given to that term in Clause 8.21.

"**Production Forecast**" has the meaning given to that term in Clause 8.20.

"**proxy**" has the meaning given to that term in Schedule 3.

"**Public Announcement**" means an announcement published on the regulatory news service of The London Stock Exchange and communicated to Bondholders in accordance with Condition 15.

"**Record Date**" has the meaning given to that term in Condition 6.3.

"**Register**" has the meaning given to that term in Condition 3.1.

"**Registrar**" means Elavon Financial Services DAC at its specified office or any Successor appointed under the Paying, Calculation and Transfer Agency Agreement.

"**Relevant IPD**" has the meaning given to that term in Condition 5.4.

"**Relevant Date**" means, in respect of any Bond, whichever is the later of:

(A)   the date on which payment in respect of it first becomes due; and

(B)   if any amount of the money payable is improperly withheld or refused, the earlier of (1) the date on which payment in full of the amount outstanding is made and (2) the day seven days after the Paying, Calculation and Transfer Agent or the Trustee has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh day (except to the extent that there is failure in the subsequent payment to the relevant holders under the Conditions).

"**Relevant Month**" has the meaning given to that term in Clause 8.16.

"**Relevant Year**" has the meaning given to that term in the DSA.

"**representative**" has the meaning given to that term in Schedule 3.

"**Restructuring Business Plan**" means the final restructuring business plan delivered by the Issuer (including an appropriately detailed summary of the monthly production profile forecast to be generated from, and the capital or investment expenditure projected to be incurred in relation to, the P6 well) as a condition precedent to the 2021 Effective Date.

"**Restructuring Implementation Deed**" means the restructuring implementation deed dated on or around the 2021 Effective Date between, among others, the Obligors, the Bondholders, the Trustee, and the Security Trustee in respect of the restructuring of the Group.

"**Secretary of State**" means the Secretary of State for Business, Energy and Industrial Strategy or any other person for the time being responsible for carrying out the functions at present carried out by him or her.

"**Secured Creditors**" means the Trustee (for its own benefit and for the benefit of Bondholders), the Security Trustee (for its own benefit and for the benefit of Bondholders), the Paying, Calculation and Transfer Agent, and the Registrar.

"**Secured Property**" has the meaning given to that term in Condition 2.2(A).

"**Securities Act**" means the U.S. Securities Act of 1933.

"**Security Interest**" has the meaning given to that term in Condition 2.1.

"**Security Provider**" means the Issuer and each of the Guarantors, and, following the 2021 Effective Date, any other member of the Group providing Transaction Security.

"**Security Trustee**" means U.S. Bank Trustees Limited in its capacity as security trustee under the Transaction Security Documents.

"**Simulation Model**" means the Group's standing mathematical computer-based and/or performance-based analytical model for estimating recoverable quantities of hydrocarbons from the Lancaster Field.

"**Simulation Model Event**" has the meaning given to that term in Clause 8.19.

"**Special Quorum Matter**" has the meaning given to that term in paragraph 15 of Schedule 3.

"**specified office**" means, in relation to any Agent, either the office identified with its name at the end of the Conditions or any other office approved in writing by the Trustee and notified to the Bondholders pursuant to Clause 8.10 and Condition 15.

"**Spot Rate**" means the exchange rate quoted at 11:00 am London time on the relevant date of quotation (or such other time or times as may be required or convenient for giving effect to the transactions contemplated in the Transaction Documents), by such international financial institution selected by the Issuer for the exchange of one currency into another.

"**Staff Incentive / Retention Plan**" means the staff incentive and retention plan of the Issuer on such terms as may be approved by the Bondholders acting by an Extraordinary Resolution which is a Special Quorum Matter.

"**Subsidiary**" means a subsidiary as defined in section 1159 of the Companies Act.

"**Successor**" means, in relation to the Agents, such other or further person as may from time to time be appointed by the Issuer as an Agent with the written approval of, and on terms approved in writing by, the Trustee and notice of whose appointment is given to Bondholders pursuant to Clause 8.10 and Condition 15.

"**Tax Redemption Date**" has the meaning given to that term in Condition 5.2.

"**Tax Redemption Notice**" has the meaning given to that term in Condition 5.2.

"**this Trust Deed**" or "**this Deed**" means this Trust Deed, the Schedules (as amended from time to time altered in accordance with this Trust Deed) and any other document executed in accordance with this Trust Deed (as from time to time so altered) and expressed to be supplemental to this Trust Deed, including, without limitation, the 2021 Amendment and Restatement Agreement.

"**Transaction Documents**" means this Trust Deed, the 2021 Amendment and Restatement Agreement, the Paying, Calculation and Transfer Agency Agreement, the 2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement), each of the Transaction Security Documents, and any other document designated as such by the Issuer and the Trustee.

"**Transaction Security**" has the meaning given to that term in Condition 2.2(A).

"**Transaction Security Documents**" means the 2021 Deed of Charge together with any other document entered into by any Obligor or other member of the Group creating or expressed to create any Transaction Security.

"**Treasury Transactions**" means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price or for the purpose of converting one currency into another.

"**trust corporation**" means a trust corporation (as defined in the Law of Property Act 1925) or a corporation entitled to act as a trustee pursuant to applicable foreign legislation relating to trustees.

"**UK GAAP**" means the accounting standards applicable in the United Kingdom as prescribed by the Financial Reporting Council pursuant to "FRS 102: The Financial Reporting Standard applicable in the UK and Republic of Ireland".

"**UK IAS Regulation**" means Regulation (EU) 1606/2002, as it forms part of the current domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and secondary legislation made under it, in each case, as amended, including by the European Union (Withdrawal Agreement) Act 2020.

"**Unprovisioned Decommissioning and Abandonment Liability**" means:

(A)   in respect of any Relevant Year for which provisioning for decommissioning and abandonment liabilities has been made by GLA under the DSA, an amount equal to any deficit in GLA's Provision Amount (as defined in the DSA) projected to arise with respect to that Relevant Year which requires a supplemental Provision Invoice (as defined in the DSA) to be issued to GLA in accordance with clause 6.3.1 of the DSA; and

(B)   to the extent not covered under (A) above, an amount equal to the applicable member of the Group's participating interest share of the reasonably estimated costs to plug and abandon a well (such well to be in existence as at 13 May 2021) within the areas subject to the P1368 Licence, the P2294 Licence and the P2308 Licence which may be subject to a notice pursuant to paragraph 5 of Section 45A of the Petroleum Act 1998 less any amounts that are subject to a Security Interest permitted under Condition 2.1 for such purpose.

"**U.S.$**" and "**U.S. dollar**" mean the lawful currency for the time being of the United States.

"**Warwick Area**" means the area the subject of the P2294 Licence.

"**Written Resolution**" has the meaning given to that term in Schedule 3.

"**£**" means the lawful currency for the time being of the United Kingdom.

1.2 **Interpretation**: In this Trust Deed, unless the contrary intention appears, a reference to:

(A) costs, charges, remuneration, expenses or amounts payable under this Trust Deed shall include any value added tax, goods and services tax, turnover tax or similar tax charged in respect thereof and the Issuer shall be liable to pay or reimburse the Trustee for any such value added tax, turnover tax or similar tax;

(B) any amount payable to the Trustee pursuant to this Trust Deed shall be made without set-off or counterclaim except as required by law;

(C) any action, remedy or method of judicial proceedings for the enforcement of rights of creditors shall include, in respect of any jurisdiction other than England, references to such action, remedy or method of judicial proceedings for the enforcement of rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate thereto;

(D) a "**Clause**" or "**Schedule**" is a reference to a clause of, or a schedule to, this Trust Deed;

(E) any provision of any treaty, legislation, statute, directive, regulation, judgement, decision, decree, order, regulation, instrument, by-law, or any other law of, or having effect in, any jurisdiction ("**Laws**") shall be construed also as references to all other Laws made under the Law referred to, and to all such Laws as amended, re-enacted, consolidated or replaced, or as their application is modified by other Laws from time to time, and whether before or after the date of this Trust Deed;

(F) Euroclear and/or Clearstream, Luxembourg shall be deemed to include references to any other clearing system as is approved by the Trustee;

(G) unless the context requires otherwise, any reference in this Trust Deed or the Conditions to the Trust Deed, the Conditions, the 2021 Deed of Charge, the Paying, Calculation and Transfer Agency Agreement or any other agreement, deed or document shall be construed as a reference to the relevant agreement, deed or document as the same may have been, or may from time to time be, replaced, extended, amended, varied, novated, restated, supplemented or superseded in accordance with its terms and includes any agreement, deed or other document expressed to be supplemental to it, as from time to time so extended, amended, varied, novated, restated or superseded;

(H) references to "**electronic platforms**" include, without limitation, website addresses and conference call systems or video conferencing platforms (including without limitation, Zoom or Webex), and references to persons attending meetings by **"electronic means"** means attendance at meetings via the electronic platform(s) stated in the notice of such meeting; and

(l) **"reasonable"**, **"unreasonable"**, or like references, when used herein in relation to the Trustee and the exercise by it of any power, discretion, opinion, determination, or other similar matter shall be construed as meaning reasonable by reference to the interests of the Bondholders only and shall be satisfied where the Trustee is acting pursuant to the instructions of the Bondholders.

1.3 **Conditions**: Words and expressions defined in the Conditions and not defined in the main body of this Trust Deed shall when used in this Trust Deed have the same meanings as are given to them in the Conditions.

1.4 **Headings**: Headings shall be ignored in construing this Trust Deed.

1.5 **Schedules**: The Schedules are part of this Trust Deed and shall have effect accordingly.

1.6 **Enforceability**: If at any time any provision of this Trust Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Trust Deed nor the legality, invalidity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

2. **Amount of the Bonds and Covenant to Pay**

2.1 **Amount of the Bonds**: Without prejudice to the Outstanding Redemption Amount from time to time, the aggregate principal amount of the Bonds is limited to an amount not exceeding U.S.$230,000,000.

2.2 **Covenant to Pay**: The Issuer will, on any date on which the Bonds or any of them become due to be redeemed in accordance with this Trust Deed or the Conditions, unconditionally pay to or to the order of the Trustee in U.S. dollars in London in same day funds the Outstanding Redemption Amount of the Bonds becoming due for redemption on that date (together with interest, if any, in accordance with the Conditions) and will (subject to the Conditions) until such payment (both before and after judgment) unconditionally pay or procure to be paid to or to the order of the Trustee as aforesaid interest on the aggregate Outstanding Redemption Amount of the Bonds as set out in Condition 4 provided that (i) every payment of any sum due in respect of the Bonds made to or to the account of the Paying, Calculation and Transfer Agent as provided in the Paying, Calculation and Transfer Agency Agreement shall, to such extent, satisfy such obligation except to the extent that there is failure in its subsequent payment to the relevant Bondholders and (ii) in the event that (following, if so required, due presentation of a Bond) upon redemption, payment of the Outstanding Redemption Amount is improperly withheld or refused such Bond will continue to bear interest as aforesaid until the day after the Bondholders have been or are deemed to have been notified of receipt by the Trustee or the Paying, Calculation and Transfer Agent of all sums due in respect of the Bonds up to that day (except to the extent that there is a failure in the subsequent payment to the relevant holders under the Conditions). The Trustee will hold the benefit of this covenant on trust for the Bondholders.

2.3 **Discharge**: Subject to Clause 2.4, any payment to be made in respect of the Bonds by the Issuer or the Trustee may be made as provided in the Conditions and any payment so made will (subject to Clause 2.4) to such extent be a good discharge to the Issuer or the Trustee, as the case may be.

2.4   **Payment after Default**: At any time after a Potential Event of Default or an Event of Default has occurred, the Trustee may:

(A)   by notice in writing to the Issuer and the Agents, require the Agents, until notified by the Trustee to the contrary, so far as permitted by any applicable law or regulation:

(1)   to act thereafter as agents of the Trustee under this Trust Deed and the Bonds on the terms of the Paying, Calculation and Transfer Agency Agreement (with consequential amendments as necessary and except that the Trustee's liability for the indemnification, remuneration and all other out-of-pocket expenses of the Agents will be limited to the amounts for the time being held by the Trustee in respect of the Bonds (and, where applicable, Secured Property) on the terms of this Trust Deed) and thereafter to hold all Bonds and all moneys, documents and records held by them in respect of Bonds and/or the Secured Property to the order of the Trustee or Security Trustee, as applicable; or

(2)   to deliver all Bonds, all moneys, documents and records held by them in respect of the Bonds and/or the Secured Property to the Trustee or Security Trustee or as the Trustee directs provided that such notice shall be deemed not to apply to any documents or records which the relevant Agent is obliged not to release by any law or regulation; and

(B)   by notice in writing to the Issuer, require it to make all subsequent payments in respect of the Bonds to or to the order of the Trustee and not to the Paying, Calculation and Transfer Agent.

3.   **Form of the Bonds**

3.1   **The Global Bond**: The Bonds are represented by the Global Bond in registered form which shall be registered in the name of a nominee for a common depositary to both Euroclear and Clearstream, Luxembourg. The Global Bond need not be security printed unless otherwise required by applicable stock exchange requirements. The Global Bond will be exchangeable for Definitive Bonds in the limited circumstances set out in the Global Bond.

3.2   **Definitive Bonds**: Definitive Bonds in registered form in Authorised Denominations, if issued, will be delivered upon exchange of the Global Bond as provided therein. Such Definitive Bonds may be printed or typed and need not be security printed unless otherwise required by applicable stock exchange requirements.

3.3   **Form**: The Definitive Bonds, if issued, will be substantially in the form set out in Schedule 1 and endorsed with the Conditions.

3.4   **Signature**: The Global Bond and the Definitive Bonds will be signed manually or in facsimile by one or more authorised directors or officers of the Issuer duly authorised for the purpose or manually by any duly authorised attorney of the Issuer and in any case will be authenticated manually by or on behalf of the Registrar. Definitive Bonds (if issued) will be signed manually or in facsimile by one or more authorised directors of the Issuer and in any case will be authenticated manually by or on behalf of the Registrar. The Issuer may use the facsimile signature of any person who at the date of this Trust Deed is an authorised director of the Issuer even if at the time of issue of any Bond (including the Global Bond) he no longer holds such office or is so authorised. Bonds (including the Global Bond) so executed and authenticated will be binding and valid obligations of the Issuer.

3.5   **Issuance of PIK Notes**

The Issuer may, in its discretion, issue PIK Notes in accordance with Condition 4.4.

4.   **Stamp Duties and Taxes**

4.1   **Stamp Duties**: The Issuer will pay any stamp, issue, registration, documentary or other similar taxes and duties, including any interest and penalties in respect thereof, payable in respect of the creation, issue and offering of the Bonds, and the execution or delivery of this Trust Deed. The Issuer will also indemnify the Trustee and the Bondholders on an after-tax basis from and against all stamp, issue, registration, documentary or other taxes, including any interest and penalties in respect thereof, paid by any of them in any jurisdiction in relation to which the liability to pay arises directly as a result of any action taken, in accordance with the Conditions, this Trust Deed, and the 2021 Amendment and Restatement Agreement by or on behalf of the Trustee or, as the case may be, (where entitled under Condition 13 to do so) the Bondholders to enforce the obligations of the Issuer under this Trust Deed, the Paying, Calculation and Transfer Agency Agreement or the Bonds.

4.2   **Change of Taxing Jurisdiction**: If the Issuer becomes subject generally to the taxing jurisdiction of a territory or a taxing authority of or in that territory with power to tax other than or in addition to the United Kingdom or any such authority of or in such territory then the Issuer will (unless the Trustee otherwise agrees) give the Trustee an undertaking satisfactory to the Trustee in terms corresponding to the terms of Condition 7 with the substitution for, or (as the case may require) the addition to, the references in that Condition to the United Kingdom of references to that other or additional territory or authority to whose taxing jurisdiction the Issuer has become so subject. In such event this Trust Deed, the Bonds (including, without limitation, Condition 5.2 and Condition 7) will be read accordingly.

5.   **Suspense Accounts**

Suspense Accounts: Any amount received or recovered by the Trustee (otherwise than as a result of a payment by the Issuer to the Trustee in accordance with Clause 2) in respect of any sum payable by the Issuer under this Trust Deed or the Bonds may be placed in a suspense account and kept there for so long as the Trustee thinks fit.

6. **Application of Moneys received by the Trustee**

6.1 **Declaration of Trust**: All moneys received by the Trustee in respect of the Bonds or amounts payable under this Trust Deed will, regardless of any appropriation of all or part of them by the Issuer, as the case may be, be held by the Trustee (subject to the provisions of Clause 6.2) upon trust to apply them:

(A) firstly, in payment or satisfaction of the fees, costs, charges, expenses and liabilities incurred by the Trustee, the Security Trustee, or any receiver or Appointee of the Trustee and/or appointee of the Security Trustee in preparing and performing the trusts constituted by, and in carrying out or exercising their respective rights, powers, duties, discretions and authorities in accordance with this Trust Deed, the 2021 Deed of Charge and/or the other Transaction Documents (including, in respect of the Security Trustee, holding and enforcing the Transaction Security and including any taxes required to be paid in connection therewith, the costs of realising any of the Secured Property and the remuneration and expenses of the Security Trustee and any receiver or any appointee appointed by it or the Trustee, including any Appointee);

(B) secondly, in or towards payment or discharge or satisfaction, *pari passu* and pro rata of all amounts due and payable to (i) the Paying, Calculation and Transfer Agent, and (ii) the Registrar (including, in each case, any fees, costs, charges, expenses and liabilities then due and payable to them or any of them under the Paying, Calculation and Transfer Agency Agreement);

(C) thirdly, in or towards payment or discharge or satisfaction *pari passu* and pro rata of all amounts due and payable to the Bondholders in respect of the Bonds, the PIK Notes (if any) and pursuant to the Trust Deed and the other Transaction Documents; and

(D) fourthly, in payment of the balance (if any) to the Issuer or the other Obligors (as applicable).

Without prejudice to this Clause 6.1, if the Trustee holds any moneys which represent principal or interest or other sums in respect of Bonds which have become void or in respect of which claims have become prescribed under Condition 12, the Trustee will hold such moneys upon the trusts set out in this Clause 6.1.

6.2 **Accumulation**: If the amount of the moneys at any time available for payment in respect of the Bonds under Clause 6.1 is less than 10 per cent. of the Outstanding Redemption Amount of the Bonds, the Trustee may, at its absolute discretion, invest such moneys. The Trustee may retain such investments and accumulate the resulting income until the investments and the accumulations, together with any other funds for the time being under the control of the Trustee and available for such payment, amount to at least 10 per cent. of the Outstanding Redemption Amount of the Bonds and then such investments, accumulations and funds (after deduction of, or provision for, any applicable taxes) will be applied as specified in Clause 6.1.

6.3 **Investment**: Any moneys held by the Trustee may be invested in the name or under the control of the Trustee in any investments or other assets in any part of the world, whether or not they produce income, or placed on deposit in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may, in its absolute discretion, think fit. If that bank or institution is the Trustee or a subsidiary, holding or associated company of the Trustee it need only account for an amount of interest equal to the standard amount of interest payable by it on such a deposit to an independent customer. The Trustee may at any time vary or transpose any such investments for or into other such investments or convert any moneys so deposited into any other currency, and will not be responsible for any loss occasioned thereby, whether by depreciation in value, fluctuation in exchange rates or otherwise.

7. **Covenant to Comply with Provisions**

The Issuer hereby covenants with the Trustee that it will comply with and perform and observe all the provisions of this Trust Deed which are expressed to be binding on it. The Conditions shall be binding on each of the Issuer and the Bondholders. The Trustee shall be entitled to enforce the obligations of the Issuer under the Bonds and the Conditions as if the same were set out and contained in this Trust Deed which shall be read and construed as one document with the Bonds. The provisions contained in Schedule 3 shall have effect in the same manner as if set forth herein.

8. **Covenants**

So long as any Bond is outstanding, the Issuer will:

8.1 **Books of Account**: keep, and procure that each of its Subsidiaries keeps, proper books of account and so far as permitted by applicable law, allow, and procure that each of its Subsidiaries will allow, the Trustee and anyone appointed by it to whom the Issuer and/or the relevant Subsidiary has no reasonable objection, access to the books of account of the Issuer and/or the relevant Subsidiary, respectively, at all times during normal business hours for the purpose of the performance and discharge of its functions hereunder;

8.2 **Notice of Events of Default; Proposed Redemption; Lancaster Field Production Cessation Date**: notify the Trustee in writing (a) immediately upon becoming aware of the occurrence of any Event of Default or Potential Event of Default, (b) of any proposed redemption pursuant to Condition 5.2 and (c) immediately upon the Group permanently ceasing all commercial production from the Lancaster Field where at such time there is no realistic prospect of further commercial production and shall notify the Bondholders of the same;

8.3 **Information**: so far as permitted by applicable law, give to the Trustee such information as it reasonably requires and which is necessary for the performance and discharge of its functions hereunder;

8.4 **Financial Statements etc.**: as soon as reasonably practicable after the issue or publication thereof (including through a Public Announcement), and in the case of (a) the Group's consolidated audited annual financial statements in any event within 120 days of the end of each financial year and (b) the Group's consolidated unaudited semi-annual financial statements in any event within 90 days of the end of each financial half-year, send to the Trustee a copy in English of every balance sheet, profit and loss account, report or other notice, statement or circular issued, or that legally or contractually is required to be issued, to the members or creditors (or any class of them) of the Issuer, and the Issuer shall ensure that such financial statements are, save to the extent disclosed therein, prepared in accordance with the Accounting Principles;

8.5 **Certificate of Directors**: send to the Trustee (a) at the same time as its annual audited financial statements being made available pursuant to Clause 8.4, (b) at the same time as its unaudited semi-annual financial statements being made available pursuant to Clause 8.4 and (c) promptly (and in any case within 5 Business Days) following any request by the Trustee (acting on the instructions of Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) a certificate (a "**Compliance Certificate**") of the

Issuer signed by a director and an authorised signatory on behalf of the Issuer (i) to the effect that having made all reasonable enquiries, to the best of the knowledge, information and belief of the Issuer, as at the date of delivery of the relevant financial statements in paragraphs (a) or (b) above, or the date of request by the Trustee under paragraph (c) above, as the case may be, (the "**Certification Date**") no Event of Default or Potential Event of Default or other breach of this Trust Deed by the Issuer has occurred since the 2021 Effective Date or (if later) the Certification Date of the last such Compliance Certificate (if any) or, if such an event has occurred, giving details of it and that during the period from and including the relevant Certification Date of the last such Compliance Certificate (or, in the case of the first such Compliance Certificate, the 2021 Effective Date) to and including the relevant Certification Date of such Compliance Certificate that it has complied with all its obligations contained in this Trust Deed or (if such is not the case) specifying the respects in which it has not complied;

8.6   **Notices to Bondholders**: other than any notice required to be sent to Bondholders or the Trustee and in respect of which a Public Announcement is required pursuant to this Clause 8, send to the Trustee not less than 5 Business Days before the date of publication, for the Trustee's approval, a copy of the draft form of each other notice to the Bondholders to be published in accordance with Condition 15 and (if appropriate) complying with the requirements of any stock exchange on which the Bonds may from time to time be admitted to trading, and upon publication a copy of each notice so published (such approval not to constitute approval for the purposes of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom of any such notice which is an invitation or inducement to engage in investment activity);

8.7   **Further Acts**: so far as permitted by applicable law, do all such further things as may be necessary in the opinion of the Trustee to give effect to this Trust Deed and the 2021 Amendment and Restatement Agreement;

8.8   **Notice of Late Payment**: promptly upon request by the Trustee give notice to the Bondholders of any unconditional payment to the Paying, Calculation and Transfer Agent or the Trustee of any sum due in respect of the Bonds made after the due date for such payment;

8.9   **Listing**: at all times use its reasonable endeavours to maintain the listing and admission to trading of such Bonds on The International Stock Exchange. If, however, it is unable to do so, having used such endeavours, or if the maintenance of such listing and admission to trading is unduly onerous, the Issuer shall instead use all reasonable endeavours to obtain and maintain a listing of the Bonds and admission to trading of the Bonds on such other stock exchange or competent listing authority that in each case constitutes a "recognised stock exchange" as defined in section 1005 of the Income Tax Act 2007, as it may (with the written approval of the Trustee) decide;

8.10   **Change in Agents**: give not less than 14 days' prior notice to the Bondholders of any future appointment or any resignation or removal of any Agent or of any change by any Agent of its specified office and not make any such appointment or removal without the written approval of the Trustee;

8.11   **Register**: deliver or procure the delivery to the Trustee of an up-to-date copy of the Register in respect of the Bonds, certified as being a true, accurate and complete copy, at such times as the Trustee may reasonably require;

8.12   **Corporate formalities**: at all times observe all and any corporate formalities, including paying taxes when due and filing statements and reports as required, and any other formalities as contained in its constitutional documents;

8.13 **Compliance with Transaction Documents**: comply with its obligations under the Transaction Documents and, without prejudice to the generality of the foregoing, at all times maintain (a) a Paying, Calculation and Transfer Agent and (b) a Registrar, in each case as specified in the Conditions;

8.14 **Compliance**: comply and use reasonable endeavours to procure that each of the parties to the Transaction Documents thereto complies with its obligations under such Transaction Documents and use reasonable endeavours to make such amendments to the aforementioned agreements as may be required by the Trustee and notified to the Issuer in writing;

8.15 **Notice of non-payment or late payment**: forthwith give notice, or instruct the Paying, Calculation and Transfer Agent to give notice to the Bondholders and the Trustee in the event that the Paying, Calculation and Transfer Agent does not, on or before the due date for any payment in respect of the Bonds, receive unconditionally pursuant to the Paying, Calculation and Transfer Agency Agreement payment of the full amount in the requisite currency of the moneys payable on such due date on all such Bonds;

8.16 **Production and Revenue Notice, etc.**: within 5 Business Days after the end of each month (each a "**Relevant Month**"), the Issuer shall make a Public Announcement (a) setting out the production, average water cut and bottom hole pressure, split between each producing well for that Relevant Month, (b) setting out the estimated revenue generated and estimated average sales price obtained in the month immediately prior to that Relevant Month (the "**Preceding Month**"), (c) confirming that the Issuer has complied with the financial covenant in Condition 2.11 at all times during the Preceding Month and (d) confirming the amount standing to the credit of the Fixed Charge Issuer Account and the aggregate amount standing to the credit of the Floating Charge Accounts as calculated on the Accounts Test Date falling in that Relevant Month;

8.17 **Excess Cash Flow Amount**: no later than the Business Day prior to each Interest Payment Date, provide the Trustee with the Excess Cash Flow Amount Certificate and make a Public Announcement in respect of (a) the Excess Cash Flow Amount (including a statement of all Unprovisioned Decommissioning and Abandonment Liabilities and Net Free Cash) as calculated on the Cash Flow Test Date, (b) the outstanding principal amount of the Bonds as on such Interest Payment Date and (c) the Outstanding Redemption Amount as on such Interest Payment Date;

8.18 **Investment Case**: in respect of any Investment Case, make a Public Announcement in respect of such Investment Case (and the relevant Investment Business Plan) no later than the date that the notice of meeting at which such Investment Case is to be considered is sent to Bondholders in accordance with Schedule 3;

8.19 **Simulation Model**: if a Simulation Model contains a forecast or other production estimates which could reasonably be expected to result in a breach of the Lancaster Field FDP (or any associated production consent or flare consent) in a manner which could reasonably be expected to:

(A)   result in the Issuer or any other member of the Group requesting amendments in respect of, or waivers under, the Lancaster Field FDP;

(B)   result in the OGA or any other applicable regulatory authority refusing to renew or reissue any associated production consent or flare consent, or issuing any sanction or enforcement or other penalty notice (howsoever defined or described), save where the consequences of such notice (if implemented) is immaterial; or

(C)   have a material impact on the Lancaster Field (including, without limitation, the cessation of production at the Lancaster Field prior to the forecasted date of such cessation of production set out in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case (whichever is the most recent)),

(each a "**Simulation Model Event**") the Issuer shall make a Public Announcement of the occurrence of that Simulation Model Event containing a reasonably detailed summary in respect of the content of, and forecasts contained in, the Simulation Model no later than the date falling two Business Days after the date that the board of directors of the Issuer has considered such Simulation Model together with the estimated date on which such Simulation Model Event could be expected to occur;

8.20   **Production Forecast**: on or prior to the last Business Day in March and September in each year, the Issuer shall make a Public Announcement of the forecast of the Lancaster Field Production for the six month period commencing on (and including) the first day of the immediately following month (April or October, as applicable) and ending on (and including) the last day in the next succeeding March or September (as applicable) (a "**Production Forecast**") and shall use reasonable endeavours to announce the Production Forecast at the same time as the delivery of any applicable Compliance Certificate in respect of the annual or semi-annual financial statements; and

8.21   **Average Forecasted Production Event**: if at any time (a) the Issuer reasonably expects that there will be an Average Forecasted Production Event, the Issuer shall make a Public Announcement setting out its expectations and the basis on which those expectations have been made or (b) (i) there is a pump failure which has not been remedied within 14 days of such failure, (ii) the Lancaster Field Production is flowing under natural flow for 14 days or (iii) there exists any other event or circumstance which has negatively affected production or could reasonably be expected to impact production risk and which has remained unremedied for a period of 14 days, the Issuer shall make a Public Announcement in respect of such event (each announcement under (b) above being a "**Production Announcement**").

9.   **Remuneration and Indemnification of the Trustee**

9.1   **Normal Remuneration**: So long as any Bond is outstanding, the Issuer will pay to the Trustee by way of remuneration for its services as trustee such sum as they may from time to time agree. Such remuneration will accrue from day to day from the date of this Trust Deed and shall be payable on such dates as may be agreed between the Issuer and the Trustee. However, if any payment to a Bondholder of the moneys due in respect of any Bond is improperly withheld or refused, such remuneration will continue to accrue as from the date of such withholding or refusal until payment to such Bondholder is duly made.

9.2   **Extra Remuneration**: At any time after the occurrence of an Event of Default or a Potential Event of Default, or after any allegation of an Event of Default or Potential Event of Default or if the Trustee finds it expedient in the interests of Bondholders or necessary or is requested by the Issuer to undertake duties which the Trustee (acting in the interests of

Bondholders) considers to be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under this Trust Deed, the Issuer will pay such additional remuneration as shall be calculated by reference to the Trustee's normal hourly rates in force from time to time.

9.3 **Expenses**: The Issuer will also on demand by the Trustee pay or discharge all costs and charges properly incurred by, and all liabilities properly incurred by, the Trustee in relation to the preparation and execution of this Trust Deed and the carrying out of its functions under this Trust Deed including, but not limited to, legal and travelling expenses and any capital, stamp, registration, documentary or other similar taxes or duties properly paid by the Trustee in connection with any legal proceedings brought or contemplated by the Trustee against the Issuer to enforce any obligation under this Trust Deed, the Paying, Calculation and Transfer Agency Agreement, or the Bonds.

9.4 **Payment of Expenses**: All such costs and charges properly incurred by, and all liabilities incurred by, the Trustee and payments properly made by the Trustee referred to in Clause 9.3 will be payable or reimbursable by the Issuer within 14 days of demand by the Trustee and:

(A)   in the case of payments made by the Trustee prior to such demand will carry interest from the date on which the demand is made at the rate equal to the Trustee's cost of funding on the date on which such payments were made by the Trustee; and

(B)   in all other cases will carry interest at such rate from 30 days after the date on which the demand is made or (where the demand properly specifies that payment is to be made on an earlier dale) from such earlier date.

9.5 **Indemnity**: The Issuer will, on demand, indemnify the Trustee and each of its agents and delegates, in each case on an after-tax basis, in respect of Amounts or Claims paid or incurred by it or by them in acting as Trustee under this Trust Deed (including (1) any Agent/Delegate Liabilities and (2) in respect of disputing or defending any Amounts or Claims made against the Trustee or any Agent/Delegate Liabilities). In this Clause 9.5, "**Amounts or Claims**" are losses, liabilities, costs, fees, claims, actions, demands or expenses (including, but not limited to, any amounts payable in respect of value-added tax and any other taxes or duties paid or payable by the Trustee) and "**Agent/Delegate Liabilities**" are Amounts or Claims which the Trustee is or would be obliged to pay or reimburse to any of its agents or delegates appointed pursuant to this Trust Deed. The Contracts (Rights of Third Parties) Act 1999 applies to this Clause 9.5.

9.6 **Consequential Loss**: Notwithstanding any provision of this Trust Deed to the contrary, the Trustee shall not in any event be liable for indirect, punitive or consequential loss or special damages or other damage of any kind whatsoever (including but not limited to lost profits, loss of goodwill or reputation or loss of opportunity), whether or not foreseeable, even if the Trustee has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

9.7 **Provisions Continuing**: The provisions of Clauses 9.3, 9.4, 9.5, 9.6, 15 and this Clause 9.7 shall survive the satisfaction and discharge of the terms of this Trust Deed and will continue in full force and effect in relation to the Trustee even if it may have ceased to be Trustee.

10. **Provisions Supplemental to The Trustee Act 1925 and the Trustee Act 2000**

By way of supplement to the Trustee Act 1925 and the Trustee Act 2000 it is expressly declared as follows:

10.1 **Advice**: The Trustee may act on the opinion or advice of, or information obtained from, any expert or a certificate or report or confirmation of any accountants, financial advisers, investment bank, lawyer or expert in each case whether or not addressed to the Trustee and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or by any other person or in any other manner) by reference to a monetary cap, methodology or otherwise, and will not be responsible to anyone for any loss occasioned by so acting.

Any such opinion, advice, certificate, report or information may be sent or obtained by letter, by email or facsimile transmission and the Trustee will not be liable to anyone for acting in good faith on any opinion, advice, certificate, report or information purporting to be conveyed by such means even if it contains some error or is not authentic.

The Trustee shall be entitled to rely without liability on any such report, confirmation or certificate where the Issuer procures delivery of the same pursuant to its obligation to do so under a condition hereof and such report, confirmation or certificate shall be conclusive and binding on the Issuer, the Trustee and the Bondholders in the absence of manifest error.

10.2 **Trustee to Assume Due Performance**: The Trustee need not notify anyone of the execution of this Trust Deed or do anything to ascertain whether any Event of Default or Potential Event of Default has occurred and will not be responsible to Bondholders or any other person for any loss arising from any failure by it to do so and, until it has actual knowledge or express notice to the contrary, the Trustee may assume that no such event has occurred and that the Issuer is performing all its obligations under this Trust Deed and the Bonds and shall not be obliged to monitor whether this is correct.

10.3 **Resolutions of Bondholders**: The Trustee will not be responsible for having acted in good faith upon a resolution purporting to have been passed at a meeting of Bondholders in respect of which minutes have been made and signed or purporting to be a Written Resolution or an Electronic Consent made in accordance with paragraph 18 of Schedule 3 or other direction or request of Bondholders even though it may later be found that there was a defect in the constitution of such meeting or the passing of such resolution or that such resolution or other direction or request of Bondholders was not valid or binding upon the Bondholders.

10.4 **Certificate Signed by Directors**: The Trustee may call for and may accept as sufficient evidence of any fact or matter or of the expediency of any act a certificate (whether or not such certificate is addressed to the Trustee) of the Issuer signed by a director and an authorised signatory on behalf of the Issuer to any fact or matter upon which the Trustee may, in the exercise of any of its functions, require to be satisfied or to have information to the effect that, in the opinion of the person or persons so certifying, any particular act is expedient and the Trustee need not call for further evidence and will not be responsible for any loss that may be occasioned by acting on any such certificate.

10.5 **Deposit of Documents**: The Trustee may appoint as custodian, on any terms, any bank or entity whose business includes the safe custody of documents or any lawyer or firm of lawyers believed by it to be of good repute and may deposit this Trust Deed and any other documents with such custodian and pay all sums due in respect thereof and shall not be responsible for or required to insure against any Loss or liability in connection with any such holding or deposit. The Trustee is not obliged to appoint a custodian of securities payable to bearer.

10.6 **Nominees**: In relation to any asset held by it under this Trust Deed, the Trustee may appoint any person to act as its nominee on any terms.

10.7 **Discretion of Trustee**: Save as expressly provided in this Trust Deed, the Trustee will have absolute and uncontrolled discretion as to the exercise of its functions hereby vested in the Trustee and will not be responsible for the exercise or non-exercise thereof nor for any loss, liability, cost, claim, action, demand, expenses or inconvenience which may result from their exercise or non-exercise, but, whenever the Trustee is under the provisions of this Trust Deed or the Bonds bound to act at the request or direction of the Bondholders, the Trustee shall nevertheless not be so bound unless first indemnified and/or secured and/or prefunded to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing.

10.8 **Agents**: Whenever it considers it expedient in the interests of the Bondholders, the Trustee may, in the conduct of its trust business, instead of acting personally, employ and pay an agent selected by it, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Trustee (including the receipt and payment of money).

10.9 **Delegation:** Whenever it considers it expedient in the interests of the Bondholders, the Trustee may delegate to any person and on any terms (including power to sub-delegate) all or any of its functions. Such delegation may be made on such terms (including power to sub-delegate) and subject to such conditions and regulations as the Trustee may in the interests of the Bondholders thinks fit.

10.10 **Forged Bonds and other documents**: The Trustee will not be liable to the Issuer or any Bondholder by reason of having accepted as valid or not having rejected any entry in the Register or any Bond purporting to be such and later found to be forged or not authentic nor shall it be liable for any action taken or omitted to be taken in reliance on any document, certificate or communication believed by it to be genuine and to have been presented or signed by the proper parties.

10.11 **Confidentiality**: Unless ordered to do so by a court of competent jurisdiction, the Trustee shall not be required to disclose to any Bondholder or any third party any confidential financial or other information made available to the Trustee by the Issuer and no Bondholder shall be entitled to take any action to obtain from the Trustee any such information.

10.12 **Determinations Conclusive**: As between itself and the Bondholders, the Trustee may determine all questions and doubts arising in relation to any of the provisions of this Trust Deed. Every such determination, whether made upon such a question actually raised or implied in the acts or proceedings of the Trustee, will be conclusive in the absence of manifest error and shall bind the Issuer, the Trustee and the Bondholders.

10.13 **Currency Conversion**: Where it is necessary or desirable for any purpose in connection with the terms of this Trust Deed or the Conditions to convert any sum from one currency to another, it will (unless otherwise provided herein or required by law) be converted at such rate or rates, in accordance with such method and as at such date as may be specified by the Trustee but having regard to current rates of exchange, if available. Any rate, method and date so specified will be binding on the Issuer and the Bondholders.

10.14 **Events of Default**: The Trustee may determine whether or not an Event of Default or a Potential Event of Default is in its opinion capable of remedy and/or whether or not any event is in its opinion materially prejudicial to the interests of the Bondholders. Any such determination will be conclusive and binding upon the Issuer and the Bondholders.

10.15 **Payment for and Delivery of Bonds**: The Trustee will not be responsible for the receipt or application by the Issuer of the proceeds of the issue of the Bonds, the exchange of the interests between the Bonds represented by a Global Bond or the delivery of definitive registered Bond to the persons entitled to them.

10.16 **Bonds held by the Issuer etc.**: In the absence of actual knowledge or express notice to the contrary, the Trustee may assume without enquiry (other than requesting a certificate of the Issuer under Clause 8.5) that no Bonds are for the time being held by or on behalf of the Issuer or any Subsidiary of the Issuer.

10.17 **Interests of Bondholders**: In connection with the exercise of its powers, trusts, authorities or discretions (including, but not limited to, those in relation to any proposed modification, waiver or authorisation of any breach or proposed breach of any of the Conditions or any of the provisions of this Trust Deed), the Trustee shall have regard to the interests of the Bondholders as a class and in particular, but without prejudice to the generality of the foregoing, shall not have regard to the consequences of such exercise for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or otherwise to the tax consequences thereof and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Issuer or the Trustee, any indemnification or payment of any tax arising in consequence of any such exercise upon individual Bondholders.

10.18 **Enforcement of Rights**: As referred to in Condition 13, the Trustee need not take any such step, action or proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding and (b) it shall have been indemnified and/or secured and/or prefunded to its satisfaction.

10.19 **Breach of Undertakings**: The Trustee assumes no responsibility for ascertaining whether or not (i) a breach of any of the undertakings in Condition 9 shall have occurred or (ii) any such breach shall have been rectified. The Trustee shall not be liable for any loss arising from any determination or calculation made pursuant to the Conditions or from any failure or delay in making any such determination or calculation.

10.20 **Responsibility for Agents etc.**: If the Trustee exercises due care in selecting any custodian, agent, delegate or nominee appointed under this Clause (an "**Appointee**"), it will not have any obligation to supervise the Appointee or be responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of the Appointee's misconduct or default or misconduct or default of any substitute appointed by the Appointee.

10.21 **Incurrence of Financial Liability**: Nothing contained in this Trust Deed shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties or the exercise of any power, rights, authority or discretion hereunder if it determines in its sole discretion that the repayment or prepayment of the funds or the provision of an indemnity satisfactory to it against, or security and/or prefunding for, such risk or liability is not assured to it and the Trustee shall have no obligation to take any such action or exercise any such power, right, authority or discretion unless so indemnified or holding such security or in receipt of such prefunding.

10.22 **Independent Financial Adviser**: The Trustee has no responsibility for the accuracy or otherwise of any determination made by an independent financial adviser pursuant to the Conditions.

10.23 **Reliance on Certification of Clearing System**: The Trustee may call for and shall be at liberty to accept and place full reliance on as sufficient evidence thereof and shall not be liable to the Issuer or any Bondholder by reason only of either having accepted as valid or not having rejected any certificate or other document issued by any clearing system as to the nominal amount of the Bonds beneficially owned by any person or any other matter (and any such certificate or other document so accepted by the Trustee shall, in the absence of manifest error, be conclusive and binding for all purposes) and any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system in accordance with its usual procedures and in which the holder of a particular nominal amount of the Bonds is clearly identified together with the amount of such holding.

10.24 **Legal Opinions**: The Trustee shall not be responsible to any person for failing to request, require or receive any legal opinion relating to any Bonds or for checking or commenting upon the content of any such legal opinion.

10.25 **Trustee not Responsible**: The Trustee shall not be responsible for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of this Trust Deed or any other document relating thereto, any licence, consent or other authority for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of this Trust Deed or any other document relating thereto. In addition the Trustee shall not be responsible for the effect of the exercise of any of its powers, duties and discretions hereunder.

10.26 **Right to Deduct or Withhold**: Notwithstanding anything contained in this Trust Deed, to the extent required by any applicable law, if the Trustee is or will be required to make any deduction or withholding from any distribution or payment made by it hereunder or if the Trustee is or will be otherwise charged to, or is or may become liable to, tax as a consequence of performing its duties hereunder whether as principal, agent or otherwise, and whether by reason of any assessment, prospective assessment or other imposition of liability to taxation of whatsoever nature and whensoever made upon the Trustee, and whether in connection with or arising from any sums received or distributed by it or to which it may be entitled under this Trust Deed (other than in connection with its remuneration as provided for herein) or any investments or deposits from time to time representing the same, including any income or gains arising therefrom or any action of the Trustee in connection with the trusts of this Trust Deed (other than the remuneration herein specified) or otherwise, then the Trustee shall be entitled to make such deduction or withholding or, as the case may be, to retain out of sums received by it an amount sufficient to discharge any liability to tax which relates to sums so received or distributed or to discharge any such other liability of the Trustee to tax from the funds held by the Trustee upon the trusts of this Trust Deed.

10.27 **Responsibility for Statements etc.**: The Trustee shall not be responsible for, or for investigating any matter which is the subject of, any recital, statement, representation, warranty or covenant of any person contained in this Trust Deed, or any other agreement or document relating to the transactions contemplated in this Trust Deed or under such other agreement or document.

10.28 **Not bound to act**: The Trustee shall not be bound to take any action in connection with this Trust Deed or any obligations arising hereunder, including without prejudice to the generality of the foregoing, forming any opinion or employing any financial adviser, where it is not reasonably satisfied that the Issuer will be able to indemnify and/or secure and/or prefund it against all liabilities which may be properly incurred in connection with such action and may demand prior to taking any such action that there be paid to it in advance such sums as it reasonably considers (without prejudice to any further demand) shall be sufficient so to indemnify and/or secure and/or prefund it and on such demand being made the Issuer shall be obliged to make payment of all such sums in full.

10.29 **Illegality**: Notwithstanding anything else herein contained, the Trustee may refrain from doing anything that would or might in its opinion be illegal or contrary to any law of any jurisdiction or any directive or regulation of any agency of any state or which would or might otherwise render it liable to any person or cause it to act in a manner which might prejudice its interests and may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

10.30 **No responsibility for Rating**: The Trustee will have no responsibility for the obtaining or maintenance of any rating of the Bonds by the rating agencies or any other person.

10.31 **Communications**: In no event shall the Trustee be liable for any Losses arising to the Trustee as a result of receiving or transmitting any data from the Issuer, any authorised person appointed by the Issuer or any party to the transaction via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or email.

10.32 **Error of judgement**: The Trustee shall not be in any way responsible for any liability incurred by reason of any error of judgement made in good faith by any of its employees or agents.

10.33 **Reports**: The Trustee is entitled to accept and rely without liability on any report, confirmation or certificate or any advice of any accountants, financial advisers or financial institution, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise, and if so relied upon such report, confirmation or certificate or advice shall be conclusive and binding on the Issuer, the Trustee and the Bondholders.

10.34 **No duty to monitor**: The Trustee shall not have any duty to monitor the performance by the Agents or other party to a Transaction Document of their obligations to the Issuer nor is it obliged (unless indemnified and/or secured and/or pre-funded to its satisfaction) to take any other action, step or proceeding which may involve the Trustee in any personal liability or expense.

10.35 **Duty**:

   (A)   In acting as Trustee under the Trust Deed, the Trustee does not assume any duty or responsibility to an Appointee, any of the parties to the Transaction Documents or to a Secured Creditor (other than to pay to any such party any moneys received and payable to it and to act in accordance with the provisions of the Conditions and the Trust Deed) and shall have regard solely to the interests of the Bondholders.

   (B)   Except as explicitly provided in the Conditions or the Trust Deed, the Trustee shall not be obliged to act on any directions of any Secured Creditor or any of the parties to the Transaction Documents. In addition, the Trustee need not make any investigation into the validity of any such party's obligations in respect of any of the Secured Property.

10.36 **No Responsibility for Transaction Documents**: The Trustee assumes no responsibility for, and shall not by the execution of the Global Bond and the Definitive Bonds (as may be applicable) or any other Transaction Document relating to the Bonds be deemed to make any representation as to, the adequacy, sufficiency, validity or enforceability of such Transaction Documents or any agreement constituted by the execution thereof.

10.37 **No Responsibility for calculations**: except where expressly provided otherwise in the Transaction Documents, any information, statements, certificate or report provided to the

Trustee under the terms of the Transaction Documents (including, without limitation, any Excess Cash Flow Amount Certificate) are provided to the Trustee for information purposes only and the Trustee will not and is under no duty to routinely review or monitor such information and makes no representation with respect thereto. The Trustee assumes no responsibility for any calculations made by any other party in relation to the Bonds and shall have no responsibility for monitoring, assessing, verifying, or re-calculating any such amount, including (without limitation) any amount set out in an Excess Cash Flow Amount Certificate.

11. **Trustee liable for negligence**

Section 1 of the Trustee Act 2000 shall not apply to any function of the Trustee. Where there are any inconsistencies between the Trustee Act 1925, the Trustee Act 2000 and the provisions of this Trust Deed, the provisions of this Trust Deed shall, to the extent allowed by law, prevail and, in the case of any such inconsistency with the Trustee Act 2000, the provisions of this Trust Deed shall constitute a restriction or exclusion for the purposes of that Act.

The Trustee shall not be liable to any person for any matter or thing done or omitted in any way in connection with or in relation to this Trust Deed, the Bonds or the other Transaction Documents (including directing the Security Trustee) save in relation to its own gross negligence, wilful default or fraud.

12. **Waiver, Enforcement and Proof of Default**

12.1 **Waiver**: The Trustee may, without the consent of the Bondholders and without prejudice to its rights in respect of any subsequent breach, from time to time and at any time, if in its opinion the interests of the Bondholders will not be materially prejudiced thereby, waive or authorise, on such terms and conditions as seem expedient to it, any breach, continuing breach or proposed breach by the Issuer of any of the provisions of this Trust Deed, any trust deed supplemental to the Trust Deed, the Paying, Calculation and Transfer Agency Agreement, any agreement supplemental to the Paying, Calculation and Transfer Agency Agreement or any other Transaction Document to which it is party, or the Bonds or determine that any Event of Default or Potential Event of Default will not be treated as such for the purposes of this Trust Deed provided that the Trustee will not do so in contravention of any express direction given by an Extraordinary Resolution or a request made pursuant to Condition 8 but so that no such direction or request will affect any previous waiver, authorisation or determination. Any such waiver, authorisation or determination will be binding on the Bondholders and, if the Trustee so requires, will be notified to the Bondholders promptly in accordance with Condition 15.

12.2 **Proof of Default**: If it is proved that as regards any specified Bond the Issuer has failed to pay any sum due to the relevant Bondholder such proof will (unless the contrary be proved) be sufficient evidence that the same default has been made as regards all other Bonds which are then payable.

13. **Trustee not Precluded from Entering into Contracts**

Neither the Trustee nor any director, entities associated with the Trustee, or officer of a corporation acting as a Trustee, whether acting for itself or in any other capacity, will be precluded from becoming the owner of, or acquiring any interest in, or holding, or disposing of, any Bonds or any securities of the Issuer or any of its Subsidiaries, holding or associated companies with the same rights as it would have had if the Trustee were not the Trustee or from entering into or being interested in any contracts or transactions with the Issuer or any of its Subsidiaries, holding or associated companies or from acting on, or as depositary or agent for, any committee or body of holders of any securities of the Issuer or any of its Subsidiaries, holding or associated companies and will not be liable to account for any profit resulting therefrom.

14. **Modification**

The Trustee may agree with the Issuer, without the consent of the Bondholders, to (a) any modification of any of the provisions of this Trust Deed, any trust deed supplemental to this Trust Deed (or the Conditions), the Paying, Calculation and Transfer Agency Agreement, any agreement supplemental to the Paying, Calculation and Transfer Agency Agreement, the Bonds or any other Transaction Document which is, in the Trustee's opinion, of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law, and (b) any other modification to this Trust Deed (or the Conditions), any trust deed supplemental to this Trust Deed, the Paying, Calculation and Transfer Agency Agreement, any agreement supplemental to the Paying, Calculation and Transfer Agency Agreement, the Bonds, or any other Transaction Document which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. Any such modification or authorisation shall be binding on the Bondholders and, if the Trustee so requires, such modification shall be notified to the Bondholders promptly in accordance with Condition 15.

15. **Appointment, Retirement and Removal of the Trustee**

15.1 **Appointment**: The Issuer will have the power of appointing new trustees but no person will be so appointed unless previously approved by an Extraordinary Resolution. A trust corporation will at all times be a Trustee and may be the sole Trustee. Any appointment of a new Trustee will be notified by the Issuer to the Bondholders in accordance with Condition 15 as soon as practicable.

15.2 **Retirement and Removal**: Any Trustee may retire at any time on giving not less than three months' prior notice in writing to the Issuer without giving any reason and without being responsible for any costs occasioned by such retirement and the Bondholders may by Extraordinary Resolution remove any Trustee provided that the retirement or removal of any sole trustee or sole trust corporation will not become effective until a trust corporation is appointed as successor Trustee. If a sole trustee or sole trust corporation gives notice of retirement or an Extraordinary Resolution is passed for its removal under this Clause 15.2, the Issuer will use all reasonable endeavours to procure that another trust corporation be appointed as Trustee, but if the Issuer has failed to do so within three months of such notice being given or since the date of such Extraordinary Resolution, the Trustee may exercise the power of appointing a successor trustee.

15.3 **Co-Trustees**: The Trustee may, despite Clause 15.1, by notice in writing to the Issuer appoint any one to act as an additional Trustee jointly with the Trustee:

(A)   if the Trustee considers such appointment to be in the interests of the Bondholders;

(B)   for the purpose of conforming with any legal requirement, restriction or condition in any jurisdiction in which any particular act is to be performed; or

(C)   for the purpose of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction against the Issuer of either a judgment already obtained or any of the provisions of this Trust Deed.

Subject to the provisions of this Trust Deed the Trustee may confer on any person so appointed such functions as it thinks fit. The Trustee may by notice in writing to the Issuer and such person remove any person so appointed. At the request of the Trustee, the Issuer will do all things as may be required to perfect such appointment or removal and irrevocably appoints the Trustee to be its attorney in its name and on its behalf to do so.

15.4 **Competence of a Majority of Trustees**: If there are more than two Trustees the majority of such Trustees will (provided such majority includes a trust corporation) be competent to carry out all or any of the Trustee's functions.

16. **Currency Indemnity**

16.1 **Currency of Account and Payment**: U.S. dollars (the "**Contractual Currency**") is the sole currency of account and payment for all sums payable by the Issuer under or in connection with this Trust Deed and the Bonds, including damages.

16.2 **Extent of discharge**: An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the insolvency, winding-up or dissolution of the Issuer or otherwise), by the Trustee or any Bondholder in respect of any sum expressed to be due to it from the Issuer will only discharge the Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

16.3 **Indemnity**: If that Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under this Trust Deed or the Bonds, the Issuer will indemnify it against any loss sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any purchase referred to in Clause 16.2.

16.4 **Indemnity separate**: The indemnities in this Clause 16 and in Clause 9.5 constitute separate and independent obligations from the other obligations in this Trust Deed, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Trustee and/or any Bondholder and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Trust Deed and/or the Bonds or any other judgment or order.

17. **Communications**

Any communication shall be by letter delivered personally or facsimile transmission in the English language, or by email to the email address set out below:

in the case of the Issuer, to it at:

Hurricane Energy plc
Ground Floor
The Wharf
Abbey Mill Business Park
Lower Eashing
Godalming
Surrey GU7 2QN

Email: Daniel.Jankes@hurricaneenergy.com
Attention: Daniel Jankes

and in the case of the Trustee, to it at:

U.S. Bank Trustees Limited
Fifth Floor
125 Old Broad Street
London EC2N 1AR

Fax no.:   +44 (0)20 7365 2577
Email: cdrm@usbank.com
Attention: Relationship Management Group

Any such communication will take effect, in the case of delivery, at the time of delivery or, in the case of facsimile transmission, at the time of despatch, or in the case of email, when actually received (or made available) in readable form.

18. **Governing Law and Jurisdiction**

18.1 **Governing Law**: This Trust Deed and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

18.2 **Jurisdiction**: The courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Trust Deed and the Bonds and accordingly any legal action or proceedings arising out of or in connection with this Trust Deed or the Bonds (for the purposes of this Clause 18.2, "**Proceedings**") may be brought in such courts. The Issuer irrevocably submits to the jurisdiction of such courts and waives any objections to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This Clause 18.2 is for the benefit of each of the Trustee and the Bondholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

19. **Counterparts**

This Trust Deed and any trust deed supplemental hereto may be executed and delivered in any number of counterparts, all of which, taken together, shall constitute one and the same deed and any party to this Trust Deed or any Trust Deed supplemental hereto may enter into the same by executing and delivering a counterpart.

20. **Contracts (Rights of Third Parties) Act 1999**

A person who is not a party to this Trust Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Trust Deed except and to the extent (if any) that this Trust Deed expressly provides for such Act to apply to any of its terms. The parties to this Trust Deed shall have the right to amend, vary or rescind any provision of this Trust Deed without the consent of any such third party.

21. **Assignment**

The Issuer shall not be entitled to assign or transfer all or any of its own rights or obligations hereunder.

SCHEDULE 1 : FORM OF DEFINITIVE BOND

On the front

Common Code: 164146227

ISIN: XS1641462277

THE BONDS REPRESENTED BY THIS DEFINITIVE BOND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNDER THE SECURITIES ACT EXCEPT IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATIONS UNDER THE SECURITIES ACT

HURRICANE ENERGY PLC

(incorporated under the laws of England and Wales as company number 05245689)

U.S.$230,000,000 14.4% Senior Secured Bonds due 2024

The Bonds represented by this definitive bond form part of a series designated as specified in the title (the "**Bonds**") of Hurricane Energy plc (the "**Issuer**"). The Bonds are constituted by a trust deed dated 24 July 2017 between the Issuer and U.S. Bank Trustees Limited as Trustee (the "**Trustee**") as amended and restated on or around _________ 2021 and as further supplemented or amended from time to time (the "**Trust Deed**"). The Bonds are subject to, and have the benefit of, that Trust Deed and the terms and conditions (the "**Conditions**") endorsed hereon. Terms defined in the Trust Deed have the same meanings when used herein.

The Issuer hereby certifies that [•] of [•] is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in the principal amount of U.S.$ [•]. For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Definitive Bond is issued such amount or amounts as shall become due and payable from time to time in respect of such Bonds and otherwise to comply with the Conditions.

The statements set forth in the legend above are an integral part of the Bond or Bonds in respect of which this Definitive Bond is issued and by acceptance thereof each holder agrees to be subject to and bound by the terms and provisions set forth in such legend.

This Definitive Bond is evidence of entitlement only. Title to the Bonds passes only on due registration on the register of Bondholders and only the duly registered holder is entitled to payments in respect of this Definitive Bond.

This Definitive Bond shall not be valid for any purpose until authenticated by or on behalf of the Registrar.

This Definitive Bond, and any non-contractual obligations arising out of or in connection with it, shall be governed by, and shall be construed in accordance with, English law.

Issued as of [•]

HURRICANE ENERGY PLC

By:

Certificate of Authentication

Certified by or on behalf of the Registrar that the above-named holder is at the date hereof entered in the register of Bondholders as holder of the above-mentioned principal amount of Bonds.

ELAVON FINANCIAL SERVICES DAC (as Registrar) (without warranty, recourse or liability)

By:

Authorised Signatory

Dated:

On the back:

[The Terms and Conditions of the Bonds will be inserted]

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby transfers to

[   ]

[   ]

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF TRANSFEREE)

U.S.$[•] principal amount of the Bond(s) in respect of which this Definitive Bond is issued, and all rights under it or them, and irrevocably constitutes and appoints [ ] as attorney to transfer such principal amount on the books kept for registration thereof, with full power of substitution.

Dated [   ] [   ].

Signed [   ]   Certifying Signature

Note:

1.   The signature to this transfer must correspond with the name as it appears on the face of this Definitive Bonds.

2.   A representative of the registered Bondholder should state the capacity in which he signs e.g. executor.

3.   The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered Bondholder or be certified by a recognised bank, notary public or in such other manner as the relevant Paying, Calculation and Transfer Agent may require.

4.   This form should be dated the date on which it was deposited with the relevant Paying, Calculation and Transfer Agent.

5.   The transferor will be deemed to have represented, acknowledged and agreed that any Bond (or beneficial interest therein) may be sold, pledged or otherwise transferred only:

(A)   in an offshore transaction meeting the requirements of Rule 903 and 904 of Regulation S; or

(B)   pursuant to an exemption from registration under the Securities Act, if available

SCHEDULE 2 : FORM OF GLOBAL BOND

THE BONDS REPRESENTED BY THIS GLOBAL BOND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNDER THE SECURITIES ACT EXCEPT IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Common Code: 164146227

ISIN: XS1641462277

HURRICANE ENERGY PLC
(incorporated under the laws of England and Wales as company number 05245689)

U.S.$230,000,000 14.4% Senior Secured Bonds due 2024

The Bonds in respect of which this Global Bond is issued form part of the series designated as specified in the title (the "**Bonds**") of Hurricane Energy plc (the "**Issuer**").

The Issuer hereby certifies that USB Nominees (UK) Limited is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in the principal amount of

U.S.$ 230,000,000

(TWO HUNDRED AND THIRTY MILLION U.S. DOLLARS)

or such other amount as is shown on the register of Bondholders as being represented by this Global Bond and is duly endorsed (for information purposes only) in the third column of Schedule A to this Global Bond. For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Global Bond is issued, such amount or amounts as shall become due and payable from time to time in respect of such Bonds and otherwise to comply with the Conditions referred to below.

The Bonds were constituted by a Trust Deed dated 24 July 2017 as amended and restated pursuant to and in accordance with the terms of 2021 Amendment and Restatement Agreement and as further supplemented or amended from time to time (the "**Trust Deed**") made between the Issuer and U.S. Bank Trustees Limited as trustee (the "**Trustee**") and are subject to the Trust Deed and the terms and conditions (the "**Conditions**") set out in Schedule 4 to the Trust Deed, and as modified by the provisions of this Global Bond from time to time. Terms defined in the Trust Deed have the same meaning when used herein.

This Global Bond was amended and restated pursuant to and in accordance with the terms of the 2021 Amendment and Restatement Agreement and replaces the Global Bond originally issued on 24 July 2017.

This Global Bond is evidence of entitlement only.

Title to the Bonds passes only on due registration of Bondholders and only the duly registered holder is entitled to payments on Bonds in respect of which this Global Bond is issued.

Amendments to Conditions

The Conditions are modified as follows in so far as they apply to the Bonds represented by this Global Bond as issued.

Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear Bank SA/NV ("**Euroclear**"), Clearstream Banking S.A. ("**Clearstream, Luxembourg**") or any other clearing system ("**Alternative Clearing System**") as the holder of a Bond represented by this Global Bond must look solely to Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System (as the case may be) for his share of each payment made by the Issuer to the holder of this Global Bond and in relation to all other rights arising under the Global Bond, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or such Alternative Clearing System (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Bonds for so long as the Bonds are represented by this Global Bond and such obligations of the Issuer will be discharged by payment to the holder of this Global Bond in respect of each amount so paid.

Exchange

Owners of beneficial interests in the Bonds in respect of which this Global Bond is issued will be entitled to have title to the Bonds registered in their names and to receive individual Definitive Bonds if (1) either Euroclear or Clearstream, Luxembourg (or any such Alternative Clearing System) is closed for business for a continuous period of 14 clear days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so or (2) there shall have occurred and be continuing an Event of Default.

The issue of the Definitive Bonds will be announced on such stock exchange as the Bonds may be listed or admitted to trading from time to time (as long as the Bonds are listed or admitted to trading thereon and the rules of such stock exchange so require, and such announcement will include all material information with respect to the issue and delivery of the Definitive Bonds).

In such circumstances, the Issuer will cause sufficient individual Definitive Bonds to be executed and delivered to the Registrar for completion, authentication and despatch to the relevant Bondholders within 21 clear days following a request therefor by the holder of this Global Bond. A person with an interest in the Bonds represented by this Global Bond must provide the Registrar with (a) a written order containing instructions and other such information as the Issuer and the Registrar may require to complete, execute and deliver such individual definitive registered Bonds and (b) a certificate to the effect that such person is not transferring its interest in this Global Bond.

In the case of Definitive Bonds issued in exchange for any Global Bond, such Definitive Bonds shall bear, and be subject to, such legends, as the Issuer requires in order to ensure compliance with any applicable securities law. The holder of such Definitive Bond may transfer the Bonds represented by such Definitive Bonds subject to compliance with the provisions of such legend. Upon transfer, exchange or replacement of Definitive Bonds bearing the legend, or upon specific request for removal of the legend, the Issuer will deliver only Definitive Bonds which bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may be required by the Issuer at its discretion that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

Meetings

The holder hereof shall be treated as having one vote in respect of each U.S.$150,000 principal amount of Bonds represented by this Global Bond. The Trustee may allow to attend and speak (but not to vote) at any meeting of Bondholders any accountholder (or the representative of any such person) of a clearing system with an interest in the Bonds represented by this Global Bond on confirmation of entitlement and proof of his identity.

Redemption at the Option of the Issuer

The option of the Issuer provided for in Condition 5.2 shall be exercised by the Issuer giving notice to the Bondholders within the time limits and in accordance with the requirements set out in, and containing the information required by, that Condition.

Issuer Conversion following an Issuer Conversion Event Date

The option of the Issuer provided for in Condition 5.6 may be exercised by the Issuer in accordance with the requirements set out in that Condition.

Tax Election Option of the Bondholders

The option of the Bondholders provided for in Condition 5.2 may be exercised by the holder of this Global Bond by giving notice to the Registrar within the time limits relating to the deposit of Bonds in Condition 5.2 and substantially in the form of the Bondholders Tax Election Notice as set out in Schedule 2 to the Paying, Calculation and Transfer Agency Agreement. Such notice shall be obtainable from the specified office of any Paying, Calculation and Transfer Agent and shall state the number of Bonds in respect of which the option is exercised. Upon exercise of the option the relevant Bondholder shall present this Global Bond to the Registrar for annotation in Schedule A hereto accordingly.

Trustee's Powers

In considering the interests of Bondholders the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of Bonds and (b) consider such interests on the basis that such accountholders were the holders of the Bonds represented by this Global Bond.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds represented by this Global Bond shall be recognised as the beneficiaries of the trusts set out in the Trust Deed to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder as if they were themselves the holders of Bonds in such principal amounts.

Payments

Payments of principal in respect of Bonds represented by this Global Bond will be made against presentation and, if no further payment falls to be made in respect of the Bonds, surrender of this Global Bond to or to the order of the Paying, Calculation and Transfer Agent or such other Agent as shall have been notified to the holder of this Global Bond for such purpose.

Electronic Consent and Written Resolution

While any Global Bond is registered in the name of any nominee for Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, then:

(1) where the terms of the proposed resolution have been notified to the Bondholders through the relevant clearing system(s), each of the Issuer and the Trustee shall be entitled to rely upon approval of such resolution proposed by the Issuer or the Trustee (as the case may be) given by way of electronic consents communicated through the electronic communications systems of the relevant clearing system(s) in accordance with their operating rules and procedures by or on behalf of the holders of not less than (a) two-thirds in principal amount of the Bonds in respect of an Extraordinary Resolution other than in respect of a Special Quorum Matter, or (b) 75 per cent. in principal amount of the Bonds in respect of an Extraordinary Resolution which is a Special Quorum Matter (an "**Electronic Consent**"). An Electronic Consent shall, for all purposes (including in respect of a Special Quorum Matter), take effect as an Extraordinary Resolution passed at a meeting of Bondholders duly convened and held, and shall be binding on all Bondholders whether or not they participated in such Electronic Consent. The Paying, Calculation and Transfer Agent shall confirm the result of voting on any Electronic Consent in writing to the Issuer and the Trustee (in a form satisfactory to the Trustee) (which confirmation may be given by e-mail), specifying (as of the deadline for the Electronic Consent): (A) the outstanding principal amount of the Bonds and (B) the outstanding principal amount of the Bonds in respect of which consent to the resolution has been given in accordance with this provision. The Issuer and the Trustee may rely and act without further enquiry on any such confirmation from the Paying, Calculation and Transfer Agent and shall have no liability or responsibility to anyone as a result of such reliance or action. The Trustee shall not be bound to act on any Electronic Consent in the absence of such a confirmation from the Paying, Calculation and Transfer Agent in a form satisfactory to it; and

(2) where Electronic Consent is not being sought, for the purpose of determining whether a Written Resolution has been validly passed, the Issuer and the Trustee shall be entitled to rely on consent or instructions given in writing directly to the Issuer and/or the Trustee, as the case may be, by accountholders in the clearing system with entitlements to such Global Bond or, where the accountholders hold any such entitlement on behalf of another person, on written consent from or written instruction by the person for whom such entitlement is ultimately beneficially held, whether such beneficiary holds directly with the accountholder or via one or more intermediaries and provided that, in each case, the Issuer and the Trustee have obtained commercially reasonable evidence to ascertain the validity of such holding and have taken reasonable steps to ensure that such holding does not alter following the giving of such consent or instruction and prior to the effecting of such amendment. Any resolution passed in such manner shall be binding on all Bondholders, even if the relevant consent or instruction proves to be defective. For the purposes of this paragraph, "commercially reasonable evidence" includes any certificate or other document issued by Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, or issued by an accountholder of them or an intermediary in a holding chain, in relation to the holding of interests in the Bonds. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream, Luxembourg's CreationOnline system) in accordance with its usual procedures and in which the accountholder of a particular principal or nominal amount of the Bonds is clearly identified together with the amount of such holding. Neither the Issuer nor the Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by any such person and subsequently found to be forged or not authentic.

Notices

So long as Bonds are represented by this Global Bond and this Global Bond is held on behalf of Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, notices to the holders of such Bonds shall be given by delivery of the relevant notice to the relevant clearing system for communication by it to entitled accountholders.

This Global Bond shall not be valid for any purpose until authenticated by or on behalf of the Registrar.

This Global Bond and any non-contractual obligations arising out of or in connection with it shall be governed by, and shall be construed in accordance with, English law.

IN WITNESS WHEREOF the Issuer has caused this Global Bond to be signed on its behalf.

Dated

HURRICANE ENERGY PLC

By: By:

Authorised Director   Authorised Director

Certificate of Authentication

Certified that the above-named holder is at the date hereof entered in the register of Bondholders as holder of the above-mentioned principal amount of Bonds.

ELAVON FINANCIAL SERVICES DAC (as Registrar) (without warranty, recourse or liability)

By:

Authorised Signatory

Dated

SCHEDULE A

SCHEDULE SHOWING CHANGES IN THE PRINCIPAL AMOUNT OF THE BONDS REPRESENTED BY THIS GLOBAL BOND

The following shows the principal amount of the Bonds represented by this Global Bond as a result of (a) redemption of Bonds or (b) transfer of Bonds:

Date of Transfer/ Redemption/ Purchase and cancellation (stating which)	Amount of change in principal amount of Bonds represented by this Global Bond	Principal amount of Bonds represented by this Global Bond following such change	Notation made by or on behalf of the Paying, Calculation and Transfer Agent

SCHEDULE 3 : PROVISIONS FOR MEETINGS OF BONDHOLDERS

1.

    (A)

        (1)   A holder of a Bond may by an instrument in writing (a "**form of proxy**") in the form available from the specified office of any Agent in English signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the Agent not later than 24 hours before the time fixed for any meeting, appoint any person (a "**proxy**") to act on his or its behalf in connection with any meeting or proposed meeting of Bondholders.

        (2)   A holder of a Bond which is a corporation may by delivering to any Agent not later than 24 hours before the time fixed for any meeting a resolution of its Directors or other governing body in English authorise any person to act as its representative (a "**representative**") in connection with any meeting or proposed meeting of Bondholders.

        (3)   Any proxy appointed pursuant to sub-paragraph 1(A)(1) above or representative appointed pursuant to sub-paragraph 1(A)(2) above shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder. The Issuer and the Trustee shall be entitled to assume that any proxy has been validly appointed and that such appointment remains in effect unless notice of revocation is given to the Issuer at its registered office not less than 24 hours prior to the time fixed for the meeting or, thereafter, to the Chairman of the meeting.

    (B)   Forms of proxy shall be valid for so long as the relevant Bonds shall be duly registered in the name(s) of the registered holder(s) certified in the name of the appointor but not otherwise and notwithstanding any other provision of this Schedule and during the validity thereof the proxy shall, for all purposes in connection with any meeting of holders of Bonds, be deemed to be the holder of the Bonds of the relevant series to which such form of proxy relates.

2.   Each of the Issuer and the Trustee at any time may, and the Trustee (subject to its being indemnified and/or secured and/or prefunded to its satisfaction against all costs and expenses thereby occasioned) upon a request in writing of Bondholders holding not less than 10 per cent. in principal amount of the Bonds for the time being outstanding shall, convene a meeting of Bondholders. Whenever any such party is about to convene any such meeting it shall forthwith give notice in writing to each other party of the day, time and place (including electronic platforms) of the meeting and of the nature of the business to be transacted at it. Every such meeting shall be held at such time and place (including electronic platforms) as the Trustee may approve. A meeting hosted on an electronic platform may be held provided that the Bondholders may attend simultaneously by electronic means and if the chairman of the meeting is satisfied that adequate facilities are available throughout the electronic meeting to ensure that those persons attending the electronic meeting who are not present together at the same place may, by electronic means, attend and speak and vote at it.

3.   At least 10 clear days' notice (exclusive of the day on which the notice is given and of the day on which the meeting is held) specifying the day, time and place of meeting shall be given to the Bondholders, and whether the meeting shall be a physical or an electronic meeting (and, in respect of an electronic meeting, the time, date and electronic platform for the meeting). A copy of the notice shall in all cases be given by the party convening the meeting to each of the other parties. Such notice shall also specify, unless in any particular case the Trustee otherwise agrees, the nature of the resolutions to be proposed and shall explain how Bondholders may appoint proxies or representatives, and the details of the time limits applicable.

4.   A person (who may, but need not, be a Bondholder) nominated in writing by the Trustee may take the chair at every such meeting but if no such nomination is made or if at any meeting the person nominated shall not be present within 15 minutes after the time fixed for the meeting the Bondholders present shall choose one of their number to be chairman, failing which the Issuer may appoint a chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

5.   At any such meeting any one or more persons present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than one tenth in principal amount of the Bonds for the time being outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below) be one or more persons present holding Bonds or being proxies or representatives and holding or representing in the aggregate a clear majority in principal amount of the Bonds for the time being outstanding provided that at any meeting the business of which includes any of the Special Quorum Matters specified in paragraph 15, the quorum shall be one or more persons present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than two-thirds in principal amount of the Bonds for the time being outstanding.

6.   If within 15 minutes from the time fixed for any such meeting a quorum is not present the meeting shall stand adjourned (unless the Issuer and the Trustee agree that it be dissolved) for such period, not being less than 10 clear days nor more than 42 clear days, and to such place, as may be decided by the chairman. At such adjourned meeting one or more persons present holding Bonds or being proxies or representatives (whatever the principal amount of the Bonds so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting provided that at any adjourned meeting at which is to be proposed an Extraordinary Resolution for the purpose of effecting any Special Quorum Matter, the quorum shall be one or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than one-third in principal amount of the Bonds for the time being outstanding.

7.   The chairman may with the consent of (and shall if directed by) any meeting adjourn such meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. If a quorum is not present within 15 minutes from the time fixed for a meeting so adjourned, the meeting shall be dissolved.

8.   At least 10 clear days' notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum

required at such adjourned meeting. It shall not, however, otherwise be necessary to give any notice of an adjourned meeting.

9. Every question submitted to a meeting shall be decided in the first instance by a show of hands.

10. At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman, the Issuer, the Trustee or by one or more persons holding one or more Bonds or being proxies or representatives and holding or representing in the aggregate not less than one-fiftieth in principal amount of the Bonds for the time being outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by any particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

11. If at any meeting a poll is so demanded, it shall be taken in such manner and (subject as provided below) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

12. Any poll demanded at any meeting on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

13. The Issuer and the Trustee (through their respective representatives) and their respective financial and legal advisers may attend and speak at any meeting of Bondholders. No one else may attend at any meeting of Bondholders or join with others in requesting the convening of such a meeting unless he is the holder of a Bond or is a proxy or a representative.

14. At any meeting on a show of hands every person who is present and who produces a Bond or is a proxy or a representative shall have one vote and on a poll every person who is so present shall have one vote in respect of each U.S.$150,000 (or, in the case of meetings of holders of Bonds denominated in another currency, as the Trustee in its absolute discretion may decide) in principal amount of the Bonds so produced or in respect of which he is a proxy or a representative. Without prejudice to the obligations of proxies any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

15. A meeting of Bondholders shall, subject to the Conditions, in addition to the powers given above, but without prejudice to any powers conferred on other persons by this Trust Deed, have power exercisable by Extraordinary Resolution:

15.1 to sanction any proposal by the Issuer or the Trustee for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Bondholders against the Issuer or against any of its property whether such rights shall arise under this Trust Deed or otherwise;

15.2 to assent to any modification of this Trust Deed, the Conditions, the 2021 Deed of Charge or any other Transaction Document that relates to the rights appertaining to the Bonds which shall be proposed by the Issuer or the Trustee;

15.3   to authorise anyone to concur in and do all such things as may be necessary to carry out and to give any authority, direction or sanction which under this Trust Deed or the Bonds is required to be given by Extraordinary Resolution;

15.4   to appoint any persons (whether Bondholders or not) as a committee or committees to represent the interests of the Bondholders and to confer upon such committee or committees any powers or discretions which the Bondholders could themselves exercise by Extraordinary Resolution;

15.5   to approve a person proposed to be appointed as a new Trustee and to remove any Trustee;

15.6   to approve the incurrence of any Capital Expenditure by any member of the Group in excess of the Capital Expenditure Maximum Amount; or

15.7   to discharge or exonerate the Trustee from any liability in respect of any act or omission for which it may become responsible under this Trust Deed or the Bonds,

provided that the provisions in respect of the special quorum matters contained in the proviso to paragraph 5 and, in the case of an adjourned meeting, in the proviso to paragraph 6 shall apply in relation to any Extraordinary Resolution for the purpose of making any modification to the provisions contained in this Trust Deed or the Bonds or any other Transaction Document which would have the effect of:

(A)   changing the Final Maturity Date or the dates on which interest or other amounts are payable in respect of the Bonds;

(B)   modifying the circumstances in which the Issuer is entitled to redeem the Bonds pursuant to Condition 5.2;

(C)   reducing or cancelling the principal amount of, the Outstanding Redemption Amount of, or interest on, the Bonds or reducing the amount payable on redemption of the Bonds;

(D)   modifying the basis for calculating the interest payable or application of Excess Cash Flow Amounts in respect of the Bonds;

(E)   changing the currency of the Bonds or any payment in respect of the Bonds;

(F)   modifying the provisions relating to, or release of, the Transaction Security (including, without limitation, the amount of any Guarantee and the increase in the GLA Guarantee Cap);

(G)   changing the governing law of the Bonds, the Trust Deed or any other Transaction Document;

(H)   modifying the provisions contained in this Schedule concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution (including, without limitation, in respect of a Special Quorum Matter);

(I)   to sanction any scheme or proposal for the exchange, substitution or sale of the Bonds for, or the conversion of the Bonds into, or the cancellation of the Bonds in consideration of, shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other body corporate formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash (other than pursuant to the Issuer Conversion);

(J)   to approve the incurrence of any Indebtedness other than Permitted Indebtedness;

(K)   to approve an amendment or variation to the Restructuring Business Plan;

(L)   to approve any Investment Case proposed by the Issuer or approve an amendment or variation to any Approved Investment Case;

(M)   to approve any amendments, variations, consents, waivers or extensions in respect of the Bareboat Charter or the POSA;

(N)   to approve the incurrence of any Capital Expenditure by any member of the Group in respect of any Lancaster Field Activities;

(O)   to approve or modify the terms of any Staff Incentive / Retention Plan;

(P)   modifying the provisions relating to an Issuer Conversion; or

(Q)   amending this proviso,

each such matter, a "**Special Quorum Matter**".

16.   An Extraordinary Resolution passed at a meeting of Bondholders duly convened and held in accordance with this Trust Deed shall be binding upon all the Bondholders, whether or not present at such meeting and whether or not they vote in favour, and each of the Bondholders shall be bound to give effect to it accordingly. The passing of any such resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it.

17.   The expression "**Extraordinary Resolution**" means a resolution passed (a) at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than three-quarters of the votes cast, (b) by a Written Resolution or (c) by an Electronic Consent.

18.   Subject to the following sentence, a resolution in writing signed by or on behalf of the holders of not less than (a) two-thirds in principal amount of the Bonds in respect of an Extraordinary Resolution other than in respect of a Special Quorum Matter, or (b) 75 per cent. in principal amount of the Bonds in respect of an Extraordinary Resolution which is a Special Quorum Matter (each a "**Written Resolution**") may be contained in one document or in several documents in like form, each signed by or on behalf of one or more of the Bondholders.

For so long as the Bonds are in the form of a Global Bond held on behalf of one or more of Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, then, in respect of any resolution proposed by the Issuer or the Trustee:

(A)   where the terms of the proposed resolution have been notified to the Bondholders through the relevant clearing system(s), each of the Issuer and the Trustee shall be entitled to rely upon approval of such resolution proposed by the Issuer or the Trustee (as the case may be) given by way of electronic consents communicated through the electronic communications systems of the relevant clearing system(s) in accordance with their operating rules and procedures by or on behalf of the holders of not less than (a) two-thirds in principal amount of the Bonds in respect of an Extraordinary Resolution other than in respect of a Special Quorum Matter, or (b) 75 per cent. in principal amount of the Bonds in respect of an Extraordinary Resolution which is a Special Quorum Matter (an "**Electronic Consent**"). An Electronic Consent shall, for all purposes (including in respect of a Special Quorum Matter), take effect as an Extraordinary Resolution passed at a meeting of Bondholders duly convened and held, and shall be binding on all Bondholders whether or not they participated in such Electronic Consent. The Paying, Calculation and Transfer Agent shall confirm the result of voting on any Electronic Consent in writing to the Issuer and the Trustee (in a form satisfactory to the Trustee) (which confirmation may be given by e-mail), specifying (as of the deadline for the Electronic Consent): (A) the outstanding principal amount of the Bonds and (B) the outstanding principal amount of the Bonds in respect of which consent to the resolution has been given in accordance with this provision. The Issuer and the Trustee may rely and act without further enquiry on any such confirmation from the Paying, Calculation and Transfer Agent and shall have no liability or responsibility to anyone as a result of such reliance or action. The Trustee shall not be bound to act on any Electronic Consent in the absence of such a confirmation from the Paying, Calculation and Transfer Agent in a form satisfactory to it; and

(B)   where Electronic Consent is not being sought, for the purpose of determining whether a Written Resolution has been validly passed, the Issuer and the Trustee shall be entitled to rely on consent or instructions given in writing directly to the Issuer and/or the Trustee, as the case may be, by accountholders in the clearing system with entitlements to such Global Bond or, where the accountholders hold any such entitlement on behalf of another person, on written consent from or written instruction by the person for whom such entitlement is ultimately beneficially held, whether such beneficiary holds directly with the accountholder or via one or more intermediaries and provided that, in each case, the Issuer and the Trustee have obtained commercially reasonable evidence to ascertain the validity of such holding and have taken reasonable steps to ensure that such holding does not alter following the giving of such consent or instruction and prior to the effecting of such amendment. Any resolution passed in such manner shall be binding on all Bondholders, even if the relevant consent or instruction proves to be defective. For the purposes of this paragraph, "**commercially reasonable evidence**" includes any certificate or other document issued by Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, or issued by an accountholder of them or an intermediary in a holding chain, in relation to the holding of interests in the Bonds. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream, Luxembourg's CreationOnline system) in accordance with its usual procedures and in which the accountholder of a particular principal or nominal amount of the Bonds is clearly identified together with the amount of such holding. Neither the Issuer nor the Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by any such person and subsequently found to be forged or not authentic.

A Written Resolution and/or Electronic Consent shall take effect as an Extraordinary Resolution. A Written Resolution and/or Electronic Consent will be binding on all Bondholders, whether or not they participated in such Written Resolution and/or Electronic Consent.

19.   Minutes of all resolutions and proceedings at every such meeting shall be made and entered in the books to be from time to time provided for that purpose by the Issuer or the Trustee and any such minutes, if purporting to be signed by the chairman of the meeting at which such resolutions were passed or proceedings transacted or by the chairman of the next

succeeding meeting of Bondholders, shall be conclusive evidence of the matters contained in them and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

20.   Subject to all other provisions contained in this Trust Deed, the Trustee may without the consent of the Bondholders prescribe such further regulations regarding the holding of meetings of Bondholders and attendance and voting at them as the Trustee may in its sole discretion determine including particularly (but without prejudice to the generality of the foregoing) such regulations and requirements as the Trustee thinks reasonable so as to satisfy itself that persons who purport to requisition a meeting in accordance with paragraph 3 or who purport to make any requisition to the Trustee in accordance with this Trust Deed are in fact Bondholders or any further regulations regarding the use of electronic platforms or the attendance at a meeting by electronic means.

21.   Nothing in this Trust Deed shall prevent any of the proxies named in any form of proxy from being a director, managing director, officer or representative of, or otherwise connected with, the Issuer or any of the Issuer's subsidiaries.

22.   References in this Schedule to Agents shall, where the context requires, be taken to be references to the Paying, Calculation and Transfer Agent.

SCHEDULE 4 : TERMS AND CONDITIONS OF THE BONDS

1. **Form, Denomination, Title and Status**

1.1 *Form and Denomination*

The Bonds are in registered form, serially numbered, in principal amounts of U.S.$150,000 each and integral multiples of U.S.$1 in excess thereof (an "**Authorised Denomination**").

1.2 *Title*

Title to the Bonds will pass by transfer and registration as described in Condition 3. The holder of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss (or that of the related certificate, as applicable) or anything written on it or on the certificate representing it (other than a duly executed transfer thereof)) and no person will be liable for so treating the holder.

1.3 *Status*

The Bonds constitute direct, unconditional and unsubordinated obligations of the Issuer, secured in the manner provided in Condition 2.2. The Bonds will rank *pari passu* and rateably, without any preference among themselves.

1.4 *Definitions*

Capitalised terms used but not defined in these Conditions shall have the meanings provided in the Trust Deed, unless, in any case, the context otherwise requires or unless otherwise stated.

2. **Covenants**

2.1 *Negative Pledge*

So long as any Bond remains outstanding, the Issuer will not, and it will ensure that no other member of the Group will create, or have outstanding, any mortgage, charge, lien, pledge or other security interest securing any obligation of any person or any other agreement or arrangement in any jurisdiction having a similar effect upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) (each a "**Security Interest**").

This Condition 2.1 does not apply to:

(1) the Transaction Security and any other Security Interest which may at any time be created under a Transaction Security Document;

(2) any Security Interest in relation to any Decommissioning / Abandonment Obligations;

(3) any Security Interest which is provided for in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case;

(4)   any Security Interest arising by operation of law and in the ordinary course of its business;

(5)   any rent deposit arrangements in an aggregate amount of not more than U.S.$300,000;

(6)   any Security Interest existing on the 2021 Effective Date in respect of any escrow account arrangements disclosed pursuant to the terms of the 2021 Amendment and Restatement Agreement on or prior to the 2021 Effective Date, provided that at all times the amount subject to such escrow arrangements does not exceed the amount of such escrow arrangements on the 2021 Effective Date;

(7)   in respect of any Permitted Refinancing Indebtedness, provided that the Outstanding Redemption Amount is repaid in full concurrently with, or prior to, the granting of such Security Interest; or

(8)   any Security Interest in respect of any PIK Notes issued in accordance with Condition 4.4.

2.2   *Security and Guarantees*

(A)   Pursuant to and subject to the terms of the 2021 Deed of Charge, the obligations of the Obligors under, or in connection with, the Transaction Documents and the Bonds are secured for the benefit of the Secured Creditors as follows:

(1)   by a first priority floating charge in favour of the Security Trustee over all of the Issuer's, HHL's and GLA's undertaking and, without limitation, all their respective property rights and assets, both present and future (including assets expressed to be charged by way of fixed charge or assigned by way of security), including, without limitation, the Floating Charge Accounts;

(2)   by a first priority fixed charge in favour of the Security Trustee over the Issuer's right, title and interest and benefit present and future in or in respect of (a) the Fixed Charge Issuer Account (and all amounts (if any) standing to the credit of the Fixed Charge Issuer Account) and (b) the HHL Shares;

(3)   by a first priority fixed charge and an assignment by way of security in favour of the Security Trustee over all the Issuer's rights, title and interest in and to any sums held by the Paying, Calculation and Transfer Agent under or pursuant to the Paying, Calculation and Transfer Agency Agreement, including in respect of all moneys held by the Paying, Calculation and Transfer Agent to meet payments of principal and interest and any other amounts due in respect of the Bonds;

(4)   by a first priority fixed charge in favour of the Security Trustee over GLA's right, title and interest and benefit present and future in or in respect of (a) subject to OGA consent, the P1368 Licence to the extent it relates to the Lancaster Sub-Area, (b) the BP Sales Agreement, (c) the Bareboat Charter, (d) the POSA, (e) the Insurance Policies and (f) any surplus amount which is paid or may be paid to

GLA or any other member of the Group under or in connection with the DSA;

(5) subject to required third party consents, by an assignment by way of security in favour of the Security Trustee of all of GLA's right, title and interest and benefit present and future in or in respect of (a) the BP Sales Agreement, (b) the Bareboat Charter, (c) the POSA, and (d) the Insurance Policies;

(6) by a first priority fixed charge in favour of the Security Trustee over HHL's right, title and interest and benefit present and future in or in respect of (a) the GLA Shares and (b) the GWA Shares; and

(7) by an assignment by way of security or fixed charge in favour of the Security Trustee of all of each Security Provider's right, title and interest and benefit present and future in or in respect of all Intercompany Receivables (including all Permitted Intra-Group Loans),

in each case, pursuant to and in accordance with the terms of the 2021 Deed of Charge.

The property specified in (1) to (7) (inclusive)) above (together with any other property secured in favour of the Secured Creditors pursuant to any Transaction Security Document is referred to in these Conditions as the "**Secured Property**", and the security created thereby is referred to as the "**Transaction Security**".

(B) The discharge of, and provision for, all reasonable obligations of the Issuer properly incurred in the ordinary course of business shall be permitted in accordance with the terms of the 2021 Deed of Charge and the Group may use amounts standing to the credit of the Floating Charge Accounts for such purposes. Neither the Issuer, nor any member of the Group may use amounts standing to the credit of the Fixed Charge Issuer Account other than to make any payments in respect of the Bonds in respect of Cash Pay Interest under Condition 4.2 or in respect of Excess Cash Flow Amounts under Condition 5.4. The GWA JV Accounts are not subject to the Transaction Security.

(C) Subject to the terms of the 2021 Deed of Charge, following the occurrence of an Event of Default that is continuing, and upon delivery of notice to the Issuer that the Bonds are immediately due and repayable in accordance with Condition 8, the Trustee may at its discretion and without further notice or formality and shall (if so requested by Bondholders holding at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution (subject in each case to being indemnified and/or secured and/or pre-funded to its satisfaction)) direct the Security Trustee to enforce all or any of the Transaction Security. To do this, pursuant to the terms of the 2021 Deed of Charge, the Security Trustee may (at its discretion) take possession of and/or realise the Secured Property and take any action or proceedings provided for in or pursuant, and/or subject, to the Transaction Security Documents, but without any liability to any person as to the consequences of such action or proceedings and without having regard to the effect of such action or proceedings on the Issuer and/or individual Bondholders, and provided that neither the Trustee nor the Security Trustee shall be required to take any action, step or proceedings without first being indemnified and/or secured and/or pre-funded to its satisfaction.

(D)   Pursuant to and subject to the terms of the 2021 Deed of Charge, the obligations of the Obligors under, or in connection with, the Transaction Documents and the Bonds are guaranteed by each of the Guarantors for the benefit of the Secured Creditors (subject to, in the case of GLA only, the GLA Guarantee Cap).

(E)   Pursuant to the terms of the 2021 Deed of Charge, the Security Trustee shall hold all moneys and other property received by it under the Transaction Security Documents in connection with the realisation and enforcement of the Secured Property on trust for and on behalf of the Trustee for application in accordance with this Condition 2.2(E) and the Trustee shall apply them as follows:

(1)   firstly, in payment or satisfaction of the fees, costs, charges, expenses and liabilities incurred by the Trustee, the Security Trustee, or any receiver or Appointee of the Trustee and/or appointee of the Security Trustee under the 2021 Deed of Charge in preparing and performing the trusts constituted by, and in carrying out or exercising their respective rights, powers, duties, discretions and authorities in accordance with the Trust Deed and/or the other Transaction Documents (including, in respect of the Security Trustee, holding and enforcing the Transaction Security and including any taxes required to be paid in connection therewith, the costs of realising any of the Secured Property and the remuneration and expenses of the Security Trustee and any receiver or any appointee appointed by it or the Trustee including any Appointee));

(2)   secondly, in or towards payment or discharge or satisfaction, *pari passu* and *pro rata* of all amounts due and payable to (1) the Paying, Calculation and Transfer Agent and (2) the Registrar (including in each case any fees, costs, charges, expenses and liabilities then due and payable to them or any of them under the Paying, Calculation and Transfer Agency Agreement);

(3)   thirdly, in or towards payment or discharge or satisfaction *pari passu* and *pro rata* of all amounts due and payable to the Bondholders in respect of the Bonds, the PIK Notes (if any), and pursuant to the Trust Deed and the other Transaction Documents; and

(4)   fourthly, in payment of the balance (if any) to the Issuer or the other Obligors (as applicable).

2.3   *Restriction on Incurrence of Indebtedness*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall, incur, assume or permit to exist any Indebtedness, provided that the restriction in this Condition 2.3 shall not apply in respect of any Permitted Indebtedness.

"**Indebtedness**" means, with respect to any member of the Group at any date of determination (without duplication) all indebtedness of such member of the Group for or in respect of:

(A)   moneys borrowed and debit balances at banks or other financial institutions;

(B)   any amount raised by acceptance under any acceptance credit or bill discounting facility or dematerialised equivalent;

(C)   any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(D)   any Finance Lease;

(E)   receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(F)   any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of borrowing;

(G)   any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked-to-market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount), as at the relevant date on which Indebtedness is calculated, shall be taken into account);

(H)   any counter-indemnity obligation in respect of (a) a guarantee, indemnity, bond, standby or documentary letter of credit or (b) any other instrument, in each case issued by a bank or financial institution;

(I)   any arrangement pursuant to which an asset sold or otherwise disposed of by that person may be re-acquired by a member of the Group (whether following the exercise of an option or otherwise) where the primary purpose of such transaction is to raise finance;

(J)   any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing; and

(K)   the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (A) to (J) above.

For the purpose of determining the dollar-equivalent of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness pursuant thereto shall be calculated based on the relevant Spot Rate on the date of determination thereof.

"**Permitted Indebtedness**" means, with respect to any member of the Group at any date of determination (without duplication) all Indebtedness of such member of the Group for or in respect of:

(A)   the amount of any liability (or any guarantee or indemnity in respect thereof) under any Finance Lease:

(i)   in respect of the lease of a platform supply vessel or emergency response and rescue vessel necessary for the operations of the Group, provided that the applicable member of the Group can terminate such Finance Lease without restriction and without any liability to pay an early termination fee or similar; and

(iii) in respect of the leasehold interests in respect of the following properties: (a) Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Surrey, GU7 2QN, (b) First Floor, The Mill, Abbey Mill Business Park, Lower Eashing, Surrey, GU7 2QN, and (c) 6th Floor, Consort House, Stell Road, Aberdeen, AB11 5QR, including, in each case, any amendments or extensions in respect of such leases in the ordinary course of business,

provided that the aggregate amount of such Indebtedness incurred in respect of such Finance Leases does not exceed U.S.$20,000,000 at any time;

(B) the amount of any liability (or any guarantee or indemnity in respect thereof) under any Finance Lease in respect of the Aoka Mizu pursuant to the terms of the Bareboat Charter or any agreement ancillary thereto or contemplated therein;

(C) moneys borrowed, or any amount raised under any other transaction (including, without limitation, by means of any letter of credit, guarantee, indemnity, forward sale or purchase agreement or other borrowing) having the commercial effect of borrowing, or any guarantee or indemnity given with respect to any security, in each case solely to the extent required by the Secretary of State or any other applicable regulator in relation to Decommissioning / Abandonment Obligations;

(D) any Indebtedness in respect of the Bonds or PIK Notes (if any);

(E) any Indebtedness between:

(i) the Issuer and GLA or the Issuer and GWA, provided that such Indebtedness is (a) advanced pursuant to and in compliance with the terms of the Intra-Group Funding Policy or (b) provided for in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case; or

(ii) the Issuer and GWA, provided that such Indebtedness is being incurred by GWA in respect of Permitted Greater Warwick Area Expenditure,

and in each case, such Indebtedness (and the rights in respect of such Indebtedness) is subject to the Transaction Security (each a "**Permitted Intra-Group Loan**");

(F) any Indebtedness in respect of any Treasury Transaction permitted under Condition 2.10; and

(G) any Indebtedness entered into to refinance or replace the Bonds in an amount not less than the Outstanding Redemption Amount, provided that the proceeds of such Indebtedness are applied to repay the Outstanding Redemption Amount in full ("**Permitted Refinancing Indebtedness**").

2.4   *Restrictions in respect of the P1368 Licence and Material Contracts*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall:

(A)   take any steps or action (or omit to take any steps or action) which could reasonably be expected to result in a breach by GLA of any of the terms of:

    (i)   the P1368 Licence or constitute conduct or grounds which could enable the OGA to terminate, rescind or revoke the terms of the P1368 Licence;

    (ii)   the Lancaster Field FDP;

    (iii)   the Bareboat Charter or the POSA or constitute conduct or grounds which could enable Bluewater or any of its affiliates to terminate, rescind or revoke the Bareboat Charter or the POSA; or

    (iv)   the BP Sales Agreement or constitute conduct or grounds which could enable BP to terminate, rescind or revoke the BP Sales Agreement;

(B)   agree to any amendments, variations, consents, waivers or extensions in respect of the Bareboat Charter, the POSA or any of the related escrow or other similar arrangements, other than where such amendments, variations, consents or waivers are (a) to reduce or waive the amounts payable by, or reduce, waive or release the amount of any other liabilities or claims against, the Issuer or any other member of the Group, (b) of a formal, minor, or technical nature or to correct a manifest error or (c) approved by an Extraordinary Resolution which is a Special Quorum Matter;

(C)   agree to any amendments in respect of the Intra-Group Funding Policy (other than where such amendments are of a formal, minor or technical nature or to correct a manifest error); or

(D)   agree to any amendments in respect of the provisions of the DSA and DSA Trust Deed (other than where such amendments are of a formal, minor or technical nature or to correct a manifest error).

2.5   *Restriction on Disposals and Acquisitions*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall make any Disposals or Acquisitions, save for those Disposals or Acquisitions which are:

(A)   required in the ordinary course of business of the disposing entity (including in respect of surplus inventory not required by the disposing entity as provided for in (i) the Restructuring Business Plan or (ii) any Investment Business Plan in respect of an Approved Investment Case)); or

(B)   expressly set out and described in (i) the Restructuring Business Plan or (ii) any Investment Business Plan in respect of an Approved Investment Case.

2.6   *Restrictions on Joint Ventures*

Subject to Condition 2.8, so long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall enter into, invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint Venture or (ii) transfer any assets or lend to or guarantee or give an indemnity for or give a Security Interest for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing), save where such actions are expressly set out in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case.

2.7   *Restriction on Capital Expenditure*

Subject to Condition 2.8, so long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall incur any Capital Expenditure:

(A)   in relation to any activities to further develop, drill, sidetrack or in respect of any similar action or steps in the Lancaster Field ("**Lancaster Field Activities**") other than where such Capital Expenditure (and the amount thereof) is (x) expressly set out and described in any Investment Business Plan in respect of an Approved Investment Case or (y) has been approved in advance by an Extraordinary Resolution which is a Special Quorum Matter; and

(B)   in relation to any activities which are not Lancaster Field Activities, other than where (a) the aggregate amount of such Capital Expenditure does not exceed U.S.$2,000,000 over the life of the Bonds (the "**Capital Expenditure Maximum Amount**") or (b) the incurrence of such Capital Expenditure is (i) expressly set out and described in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case or (ii) has been approved in advance by an Extraordinary Resolution.

2.8   *Restriction on expenditure in respect of the Greater Warwick Area*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall incur any expenditure (including without limitation, any Capital Expenditure) or costs and expenses (including, without limitation, any reimbursements for such expenditure, costs or expenses) in respect of or in connection with the Greater Warwick Area other than:

(A)   ordinary course operating expenses where the aggregate amount of such expenditure does not exceed U.S.$1,000,000 per financial year ("**Permitted Greater Warwick Area Expenditure**");

(B)   where such expenditure, costs or expense is expressly set out and described in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case; or

(C)   where such expenditure, costs or expense is financed through new limited recourse Indebtedness, the proceeds of an equity issuance or from other sources, in each case as approved in advance by an Extraordinary Resolution.

2.9   *Consultation following a Production Announcement*

Following a Production Announcement, the Issuer shall (so far as permitted by, and in accordance with, any applicable law), as soon as reasonably practicable, and in any event within 3 Business Days of such Production Announcement:

(A)   consult in good faith with the Bondholders in respect of the event which is the subject of such Production Announcement;

(B)   provide such information to the Bondholders as they may reasonably request in connection with the content of the Production Announcement; and

(C)   discuss with the Bondholders any plans for appropriate remedial action and the timetable for implementing such action.

2.10   *Restrictions on Treasury Transactions*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall, enter into any Treasury Transactions other than ordinary course currency hedging transactions which (a) do not involve any ongoing scheduled payments or payments of premium by any member of the Group, (b) are entered into to hedge against the Group's Sterling exchange exposure and not for speculative purposes, (c) are documented using an ISDA Master Agreement and entered into on market standard terms, (d) have a term of not longer than 6 months, (e) are entered into on an unsecured basis and (f) (when aggregated with all other Treasury Transactions of the Group permitted under this Condition 2.10), the aggregate notional amount hedged does not, at any time, exceed £30,000,000 (or its equivalent in any other currency or currencies).

2.11   *Financial Covenant*

During the period from and including the 2021 Effective Date to and including the Lancaster Field Production Cessation Date, the Issuer shall ensure that Available Liquidity at all times is not less than U.S.$45,000,000.

2.12   *Fixed Charge Issuer Account and Floating Charge Accounts*

So long as any Bond remains outstanding, the Issuer shall, within 10 Business Days after each Accounts Test Date determine the aggregate amount of Net Free Cash standing to the credit of the Floating Charge Accounts (the "**Floating Charge Accounts Available Amount**") and the Fixed Charge Issuer Account as on such Accounts Test Date. If, on such determination, the Floating Charge Accounts Available Amount exceeds the Floating Charge Accounts Maximum Amount, the Floating Charge Accounts Available Amount in excess of the Floating Charge Accounts Maximum Amount shall, within 3 Business Days of such determination, be transferred to the Fixed Charge Issuer Account.

2.13   *Intra-Group Funding Policy*

So long as any Bond remains outstanding, the Issuer shall ensure that (and shall procure that each other member of the Group shall ensure that) each member of the Group complies with the terms of the Intra-Group Funding Policy.

2.14   *Simulation Model*

So long as any Bond remains outstanding, the Issuer shall ensure that the Simulation Model is maintained and updated in accordance with good oil field practice and updated no less frequently than was the case prior to the 2021 Effective Date.

3.   **Registration and Transfer of Bonds**

3.1   *Registration*

The Issuer will cause a register (the "**Register**") to be kept at (and only at) the specified office of the Registrar outside the United Kingdom on which will be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers, redemptions and conversions of Bonds.

3.2   *Transfer*

Bonds may, subject to the terms of the Paying, Calculation and Transfer Agency Agreement and to Conditions 3.3, 3.4 and 3.5, be transferred in whole or in part in an Authorised Denomination by lodging the relevant Bond (with the form of application for transfer in respect thereof duly executed and duly stamped where applicable) at the specified office of the Registrar or any Paying, Calculation and Transfer Agent.

No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

The Registrar will within seven business days, in the place of the specified office of the Registrar, of any duly made application for the transfer of a Bond, register the relevant transfer in the Register and deliver a new Bond to the transferee (and, in the case of a transfer of part only of a Bond, deliver a Bond for the untransferred balance to the transferor) at the specified office of the Registrar or (at the risk and, if mailed at the request of the transferee or, as the case may be, the transferor otherwise than by ordinary mail, at the expense of the transferee or, as the case may be, the transferor) mail the Bond by uninsured mail to such address as the transferee or, as the case may be, the transferor may request.

3.3   *Formalities Free of Charge*

Any such transfer will be effected without charge subject to (A) the person making such application for transfer paying or procuring the payment of any taxes, duties and other governmental charges in connection therewith, (B) the Registrar being satisfied with the documents of title and/or identity of the person making the application and (C) such reasonable regulations as the Issuer may from time to time agree with the Registrar and the Trustee (and as initially set out in Paying, Calculation and Transfer Agency Agreement).

3.4   *Closed Periods*

Neither the Issuer nor the Registrar will be required to register the transfer of any Bond (or part thereof) (A) during the period of 15 days ending on and including the day immediately prior to the Final Maturity Date or any earlier date fixed for redemption of the Bonds pursuant to Condition 5.2 or (B) during the period of 15 days ending on (and including) any Record Date in respect of any payment of interest on the Bonds.

4.   **Interest**

4.1 *Interest Rate*

Subject to and in accordance with Conditions 4.2, 4.3, 4,4 and 4.5, from the 2021 Effective Date, the Bonds will bear interest at an aggregate rate that is equal to 14.4 per cent. per annum.

4.2 *Cash Pay Interest*

From the 2021 Effective Date, the Bonds bear cash pay interest ("**Cash Pay Interest**") on the Outstanding Redemption Amount of the Bonds from and including the 2021 Effective Date at the rate of 9.40 per cent. per annum payable quarterly in arrear in equal instalments on each Interest Payment Date, commencing with the first Interest Payment Date falling after the 2021 Effective Date.

4.3 *Payment in Kind Interest*

(i)   The Bonds shall bear payment in kind interest on the Outstanding Redemption Amount of the Bonds from and including the 2021 Effective Date at the rate of 5.0 per cent. per annum payable quarterly in arrear on each Interest Payment Date, starting with the first Interest Payment Date falling after the 2021 Effective Date in accordance with and subject to the immediately following paragraph.

(ii)   On each Interest Payment Date, an amount equal to the interest that has accrued in accordance with this Condition 4.3 (the "**PIK Interest**") shall be capitalised by being added to the Outstanding Redemption Amount instead of being paid in cash.

4.4 *Issuance of PIK Notes*

(i)   The Issuer may, in its discretion, issue PIK Notes on any Interest Payment Date in an aggregate principal amount up to the aggregate amount of Capitalised PIK Interest arising up to and including such Interest Payment Date.

(ii)   The delivery of any PIK Notes will be made to the persons shown in the Register at the close of business on the Record Date for the relevant Interest Payment Date on which such PIK Notes are issued.

(iii)   Any PIK Notes created and issued pursuant to this Condition 4.4 shall (i) have the same maturity date as the Bonds and rank *pari passu* with the Bonds, (ii) bear interest at the same rate and in the same manner as the Bonds (other than that this Condition 4.4 shall not be included in the terms and conditions of any PIK Note), (iii) benefit from the Transaction Security and the Guarantees in the same manner and on the same terms as the Bonds, (iv) be admitted to listing and trading on a recognised stock exchange (as such term is defined in Section 1005 of the Income Tax Act 2007) and (v) otherwise be subject to substantially the same terms and conditions as the Bonds, *mutatis mutandis*, other than: (a) the PIK Notes shall have a minimum denomination of U.S.$1.00 and (b) the PIK Notes will have no voting rights.

(iv)   The Issuer shall give the Trustee not less than thirty days' notice in writing (with a copy to the Paying, Calculation and Transfer Agent) of its intention to issue any PIK Notes, stating the aggregate principal amount of any PIK Notes to be created and issued on the relevant Interest Payment Date.

4.5 *Interest (miscellaneous)*

(i) Where interest is required to be calculated for a period of less than a complete Interest Period (as defined below), the relevant day-count fraction will be determined on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

(ii) In these Conditions, each of the following is an "**Interest Period**": (a) the period beginning on and including the 2021 Effective Date and ending on but excluding the first Interest Payment Date falling after the 2021 Effective Date and (b) each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

(iii) Each Bond will cease to bear interest where such Bond is redeemed or repaid pursuant to Condition 5 or Condition 8, from the due date for redemption or repayment thereof unless payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the rate specified in Condition 4.1 (both before and after judgment) up to, but excluding, the Relevant Date.

(iv) Interest which has accrued on the Bonds in respect of the period up to the 2021 Effective Date shall be paid in accordance with the terms of the 2021 Amendment and Restatement Agreement.

5. **Redemption**

5.1 *Final Redemption*

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their Outstanding Redemption Amount on the Final Maturity Date. The Bonds may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with Condition 5.2.

5.2 *Redemption for Taxation Reasons*

Subject as provided in Condition 5.3 and provided the Bonds have been (even if they no longer remain) admitted to listing and trading on a recognised stock exchange (as such term is defined in Section 1005 of the Income Tax Act 2007) the Issuer may, at any time, having given not less than 45 nor more than 60 days' notice (a "**Tax Redemption Notice**") to the Bondholders redeem (subject to the second following paragraph) all but not some only of the Bonds for the time being outstanding on the date (the "**Tax Redemption Date**") specified in the Tax Redemption Notice at their Outstanding Redemption Amount, together with accrued but unpaid interest up to (but excluding) the Tax Redemption Date, if the Issuer satisfies the Trustee immediately prior to the giving of the Tax Redemption Notice that:

(A) the Issuer has or will become obliged to pay additional amounts pursuant to Condition 7 as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the 2021 Effective Date; and

(B)   such obligation cannot be avoided by the Issuer taking reasonable measures available to it (and in respect of which the Trustee may rely solely on an opinion of tax counsel provided by the Issuer),

provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Bonds. Prior to the publication of any notice of redemption pursuant to this Condition 5.2, the Issuer shall deliver to the Trustee (a) a certificate signed by a director and an authorised signatory on behalf of the Issuer stating that the obligation referred to in paragraph (A) above has arisen and cannot be avoided by the Issuer taking reasonable measures available to it and (b) an opinion of independent legal or tax advisers of recognised international standing to the effect that such change or amendment has occurred and that the Issuer has or will be obliged to pay such additional amounts as a result thereof (irrespective of whether such amendment or change is then effective) and the Trustee shall be entitled to accept without any liability for so doing such certificate and opinion as sufficient evidence of the matters set out in paragraphs (A) and (B) above in which event such certificate shall be conclusive and binding on the Bondholders.

On the Tax Redemption Date the Issuer shall (subject to the next following paragraph) redeem the Bonds at their Outstanding Redemption Amount, together with accrued but unpaid interest up to (but excluding) the Tax Redemption Date.

If the Issuer gives a Tax Redemption Notice, each Bondholder will have the right to elect that its Bonds shall not be redeemed pursuant to such Tax Redemption Notice and that the provisions of Condition 7 shall not apply in respect of any payment in respect of principal or interest to be made on such Bonds by the Issuer which falls due after the relevant Tax Redemption Date, whereupon no additional amounts shall be payable by the Issuer or in respect thereof pursuant to Condition 7 and payment in respect of all amounts of principal and interest on such Bonds shall be made subject to the deduction or withholding of any United Kingdom taxation required to be withheld or deducted. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying, Calculation and Transfer Agent a duly completed and signed notice of election, in the form for the time being current, obtainable from the specified office of any Paying, Calculation and Transfer Agent together with the relevant Bonds on or before the day falling 10 days prior to the Tax Redemption Date.

References in this Condition 5.2 to the United Kingdom shall be deemed also to refer to any jurisdiction in respect of which any undertaking or covenant equivalent to that in Condition 7 is given pursuant to the Trust Deed, (except that as regards such jurisdiction the words "becomes effective on or after the 2021 Effective Date" at Condition 5.2(A) above shall be replaced with the words "becomes effective after, and has not been announced on or before, the date on which any undertaking or covenant equivalent to that in Condition 7 was given pursuant to the Trust Deed)" and references in this Condition 5.2 to additional amounts payable under Condition 7 shall be deemed also to refer to additional amounts payable under any such undertaking or covenant.

5.3   *Tax Redemption Notices*

Any Tax Redemption Notice shall be irrevocable. Any such notice shall specify (a) the Tax Redemption Date, which shall be a London business day and (b) the aggregate Outstanding Redemption Amount of the Bonds, in each case as at the latest practicable date prior to the publication of the Tax Redemption Notice.

5.4   *Excess Cash Flow Amount*

(A)   Following each Cash Flow Test Date, the Issuer shall (a) determine the Excess Cash Flow Amount as at that Cash Flow Test Date and (b) so far as is practicable and to the extent necessary to effect the payments set out in paragraph (C) below, sell or procure the sale of any Cash Equivalent Investments for Cash and/or convert any Cash Equivalent Investments or Cash held in a currency other than U.S.$ into U.S.$ at the then prevailing Spot Rate.

(B)   No later than the Business Day prior to each Interest Payment Date (each such Interest Payment Date, a "**Relevant IPD**"), the Issuer shall provide the Trustee with a certificate signed by a director and an authorised signatory on behalf of the Issuer setting out, in sufficient detail, the calculations and supporting evidence used to determine the Excess Cash Flow Amount as at the relevant Cash Flow Test Date (the "**Excess Cash Flow Amount Certificate**").

(C)   On each Relevant IPD, the Issuer shall apply the applicable Excess Cash Flow Amount in the following order:

(i)   first, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in July 2021;

(ii)   second, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in October 2021;

(iii)   third, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in January 2022;

(iv)   fourth, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in April 2022;

(v)   fifth, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in July 2022;

(vi)   sixth, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in October 2022;

(vii)   seventh, in or towards payment of any other Capitalised PIK Interest in respect of any subsequent Interest Periods, including in respect of the Interest Period ending on such Relevant IPD; and

(viii)   eighth, in or towards payment of the principal amount of any PIK Notes then outstanding in accordance with the terms of the documents relating to such PIK Notes; and

(ix)   ninth, in repayment of the Outstanding Redemption Amount,

until the Outstanding Redemption Amount of the Bonds has been redeemed in full.

5.5 *Cancellation*

All Bonds which are redeemed or converted will be cancelled and may not be reissued or resold.

5.6 *Issuer Conversion*

On the Issuer Conversion Event Date, the Issuer may elect to convert all (but not part of) the Outstanding Redemption Amount of the Bonds together with any accrued but unpaid interest up to (but excluding) the Issuer Conversion Event Date into freely transferable ordinary shares of the Issuer (an "**Issuer Conversion**") on the basis of 1 ordinary share per U.S.$150,000 principal amount of Bonds.

6. **Payments**

6.1 *Principal and interest*

Payment of principal and interest in respect of the Bonds in respect of any Outstanding Redemption Amount or otherwise, will be made to the persons shown in the Register at the close of business on the Record Date.

6.2 *Other amounts*

Payments of all amounts other than as provided in Condition 6.1 will be made as provided in these Conditions.

6.3 *Record Date*

"**Record Date**" means the fifth business day, in the place of the specified office of the Registrar, before the due date for the relevant payment.

6.4 *Payments*

Each payment in respect of the Bonds pursuant to Conditions 6.1 and 6.2 will be made by transfer to a U.S. dollar account maintained by the payee with a bank in New York City.

6.5 *Payments subject to fiscal laws*

All payments in respect of the Bonds are subject in all cases to (A) any applicable fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to Condition 7; and (B) any withholding or deduction required pursuant to an agreement described in Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended (for the purposes of this Condition 6.5, the "**Code**"), or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations or agreements thereunder or official interpretations thereof (for the purposes of this Condition 6.5, "**FATCA**") or any law implementing an intergovernmental approach to FATCA.

6.6 *Delay in payment*

If any date for payment in respect of any Bond is not a Business Day, Bondholders shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment

6.7 *Paying, Calculation and Transfer Agent, etc.*

The Issuer reserves the right under the Paying, Calculation and Transfer Agency Agreement at any time, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying, Calculation and Transfer Agent or Registrar and appoint additional or other Paying, Calculation and Transfer Agent or another Registrar, provided that they will (A) maintain a Paying, Calculation and Transfer Agent and (B) maintain a Registrar with a specified office outside the United Kingdom. Notice of any change in the Paying, Calculation and Transfer Agent or the Registrar or their specified offices will promptly be given by the Issuer to the Bondholders in accordance with Condition 15.

6.8 *No charges*

Neither the Registrar nor the Paying, Calculation and Transfer Agent shall make or impose on a Bondholder any charge or commission in relation to any payment, exchange, or transfer in respect of the Bonds.

6.9 *Fractions*

When making payments to Bondholders, if the relevant payment is not of an amount which is a whole multiple of the smallest unit of the relevant currency in which such payment is to be made, such payment will be rounded down to the nearest unit.

*All payments in respect of Bonds represented by a Global Bond will be made to, or to the order of, the person whose name is entered in the Register at the close of business on the Clearing System Business Day immediately prior to the date of payment, where "**Clearing System Business Day**" in this paragraph means Monday to Friday inclusive except 25 December and 1 January.*

7. **Taxation**

All payments made by or on behalf of the Issuer or in respect of the Bonds) will be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is required to be made by law. In the event that any such withholding or deduction is required to be made, the Issuer will pay such additional amounts as will result in the receipt by the Bondholders of the amounts which would otherwise have been received by them had no such withholding or deduction been required, except that no such additional amount shall be payable in respect of interest on any Bond to a Bondholder (or to a third party on behalf of a Bondholder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with the United Kingdom otherwise than merely by holding the Bond or receiving amounts in respect of the Bond.

References in these Conditions to principal (including Outstanding Redemption Amounts) and/or interest and/or any other amounts payable in respect of the Bonds shall be deemed also to refer to any additional amounts which may be payable under this Condition 7 or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

The provisions of this Condition 7 shall not apply in respect of any payments of principal (including Outstanding Redemption Amounts) or interest which fall due after the relevant Tax Redemption Date in respect of any Bonds which are the subject of a Bondholder election pursuant to Condition 5.2.

Where a withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature is imposed or levied by or on behalf of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, the exclusion from the Issuer's obligation to pay additional amounts in Condition 7 will only apply if the Bonds have been (even if they no longer remain) admitted to listing and trading on a recognised stock exchange (as such term is defined in Section 1005 of the Income Tax Act 2007).

8.   **Events of Default**

If any of the following events (each an "**Event of Default**") occurs, and is continuing the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the Bondholders shall (subject in each case to being indemnified and/or secured and/or pre-funded to its satisfaction), give notice to the Issuer that the Bonds are, and they shall therefore immediately become, due and repayable at their Outstanding Redemption Amount together with accrued interest (as provided in the Trust Deed):

(A)   the Issuer fails to pay when due (and in the currency and at the place where it is expressed to be payable) any principal, interest or other amount in respect of any Bond unless such failure to pay is caused by an administrative or a technical error which is not its fault and such payment is made within 5 Business Days of its due date;

(B)   the Issuer fails to comply with any provision of Condition 2.11 or (subject to Condition 8(R) below) any other Material Provision;

(C)   the Issuer or any other Obligor fails to perform or comply with one or more of its other obligations in the Bonds, the Trust Deed or any of the other Transaction Documents (other than those obligations referred to in Condition 8(B) above) or any event occurs or any action is taken or failed to be taken which is (or but for the provisions of any applicable law would be) a breach of any such obligations, and (except where in any such case the Trustee considers such failure to be incapable of remedy) such failure continues for a period of 14 days of the earlier of the Trustee giving notice to the Issuer or the Issuer or such other Obligor becoming aware of the failure to comply;

(D)   subject to Condition 8(B) above, any representation or statement made or deemed to be made by the Issuer or any other Obligor in any Transaction Document or any other document delivered by or on behalf of the Issuer or such other Obligor under or in connection with any Transaction Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be repeated, unless the circumstances giving rise to the misrepresentation are capable of remedy and are remedied within 14 days of the earlier of the Trustee giving notice to the Issuer or the Issuer or such other Obligor becoming aware of the misrepresentation;

(E) (1) any other present or future indebtedness of the Issuer or any Subsidiary for or in respect of moneys borrowed or raised is declared to be or otherwise becomes due and payable (or any creditor in respect of such indebtedness becomes entitled to declare such indebtedness due and payable) prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), (2) any such indebtedness is not paid when due or, as the case may be, within any originally applicable grace period, or (3) the Issuer or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 8(E) have occurred equals or exceeds £15,000,000 (or its equivalent in any other currency or currencies);

(F) (1) the Issuer or any Subsidiary is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (other than any Bondholder in its capacity as such) with a view to rescheduling any of its indebtedness, (2) the value of the assets of the Issuer or any Subsidiary is less than its liabilities (taking into account contingent and prospective liabilities), or (3) a moratorium or other protection from its creditors is declared or imposed in respect of any indebtedness of the Issuer or any Subsidiary; or

(G) any corporate action, legal proceedings or other procedure or step is taken in relation to:

(1) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Issuer or any Subsidiary;

(2) a composition, compromise, assignment or arrangement with any creditor (other than a Bondholder in its capacity as such) of the Issuer or any Subsidiary having an aggregate value of at least £5,000,000;

(3) the appointment of a liquidator, supervisor, receiver, administrative receiver, administrator, compulsory manager, trustee or other similar officer in respect of the Issuer or any Subsidiary or any of their respective assets; or

(4) enforcement of any Security Interest over any assets of the Issuer or any Subsidiary having an aggregate value of at least £5,000,000,

or any analogous procedure or step is taken in any jurisdiction.

This Condition 8(G) shall not apply to a solvent liquidation or reorganisation, the terms of which are expressly set out and described in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case;

(H) (a) any process or other action for expropriation, termination or revocation is commenced by the OGA or any other applicable regulatory authority in respect of the P1368 Licence, or (b) any sanction or enforcement or other penalty notices (howsoever defined or described) are issued by the OGA or any other applicable regulatory authority in respect of the P1368 Licence, save where the consequence of such a notice (if implemented) is immaterial;

(I) any expropriation, distress, sequestration, attachment, execution or other legal process is levied, enforced or sued on or against any property, assets or revenues of the Issuer or any Subsidiary or any analogous procedure having an aggregate value of at least £15,000,000 or analogous step is taken in any jurisdiction and is not discharged or stayed within 30 days;

(J) the Issuer or any Subsidiary suspends or ceases or threatens to suspend or cease to carry on all or a substantial part of its business;

(K) it is or becomes unlawful for the Issuer or any other Obligor that is a party to any Transaction Document to perform any of its obligations under such Transaction Documents or, subject to the Legal Reservation, any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective;

(L) subject to the Legal Reservation, any obligation or obligations of the Issuer or any other Obligor under any Transaction Document ceases to be legal, valid, binding and enforceable;

(M) any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced in relation to the Transaction Documents or the transactions contemplated in the Transaction Documents or against any member of the Group or its assets which are reasonably likely to be adversely determined and, if so adversely determined, are reasonably likely to have a Material Adverse Effect;

(N) any event or circumstance occurs which has a Material Adverse Effect (taking into account the Restructuring Business Plan or, if more recent, any Investment Business Plan in respect of an Approved Investment Case);

(O) the occurrence of an Average Forecasted Production Event;

(P) the occurrence of the Lancaster Field Production Cessation Date prior to the date forecasted for such cessation of commercial production from the Lancaster Field as set out in the Restructuring Business Plan or, if more recent, any Investment Business Plan in respect of an Approved Investment Case; provided that it shall not be an Event of Default under this Condition 8(P) where the occurrence of the Lancaster Field Production Cessation Date is (a) not in respect or as a result of any event or circumstance which is the subject of a Production Announcement, and (b) is less than 3 months prior to the date forecasted for such cessation of commercial production from the Lancaster Field as set out in the Restructuring Business Plan or, if more recent, any Investment Business Plan in respect of an Approved Investment Case;

(Q) a Public Announcement is made in respect of a Simulation Model which contains a forecast or other production estimates which could reasonably be expected to result in a breach of the Lancaster Field FDP (or any associated production consent or flare consent) within 6 months of the date of such Simulation Model in a manner which could reasonably be expected to:

(1) result in the Issuer or any other member of the Group requesting amendments in respect of, or waivers under, the Lancaster Field FDP provided that it shall not be an Event of Default under this Condition 8(Q) where: (a) the Issuer certifies to the Trustee in writing (signed by a director and an authorised signatory on behalf of the Issuer) on the date of the Public Announcement that the Issuer or other relevant member of the Group intends to seek the consent of the OGA to such required amendments, (b) the Issuer or other relevant member of the Group has sought the consent of the OGA to such required amendments within 30 Business Days of the date of the Simulation Model and (c) the OGA has consented to such amendments within 3 months of the date of the Simulation Model;

(2) result in the OGA or any other applicable regulatory authority refusing to renew or reissue any associated production consent or flare consent, or issuing any sanction or enforcement or other penalty notice (howsoever defined or described), save where the consequences of such notice (if implemented) would be immaterial; or

(3) have a material impact on the Lancaster Field (including, without limitation, the cessation of production at the Lancaster Field (subject to the proviso (if applicable) to Condition 8(P) above) prior to the forecasted date of such cessation of production set out in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case (whichever is the most recent)); or

(R)   the Issuer or GLA breaches any term of the P1368 Licence or Lancaster Field FDP unless such breach is capable of remedy and is remedied within 30 days of the Issuer or GLA becoming aware of such breach.

The Events of Default (a) set out in each of Condition 8(F), 8(G), 8(J) and 8(O) above shall not apply to events or circumstances which arise as a direct result of those matters expressly described and set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case or (b) shall not apply to events or circumstances which arise solely in respect of GWA in respect of any default by GWA under the Joint Operating Agreement.

The Event of Default described in Condition 8(F) above shall not apply to (a) events or circumstances which arise as a direct result of the Issuer's inability to pay the Bonds on the Final Maturity Date or (b) in relation to the Issuer or any member of the Group by reason of the relevant entity's liabilities exceeding its assets (i) as at the 2021 Effective Date, due to asset write-downs undertaken before such time (as reflected in the relevant audited accounts) or (ii) as a result of asset write-downs undertaken as a direct result of adopting the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case, as the case may be.

For the avoidance of doubt, the prospective conversion of the Bonds after the Final Maturity Date described in Condition 5.6 shall be taken into account (where applicable) when assessing the prospective and contingent liabilities of the Issuer.

9.   **Undertakings**

For so long as any Bond remains outstanding, the Issuer will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval, use all reasonable endeavours to maintain the listing and admission to trading on

The International Stock Exchange for so long as any of the Bonds remain outstanding, save that if the Issuer is unable to maintain such listing and admission to trading as aforesaid having used such endeavours, or if the maintenance of such listing and admission to trading is unduly onerous the Issuer undertakes to use all reasonable endeavours to promptly obtain and maintain a listing and admission to trading for the Bonds on such other recognised stock exchange (as such term is defined in Section 1005 of the Income Tax Act 2007) as the Issuer may from time to time determine and as may be approved by the Trustee and the Issuer will forthwith give notice to the Bondholders and the Trustee of any such listing or delisting of the Bonds by any of such stock exchanges.

The Issuer has undertaken in the Trust Deed to deliver to the Trustee annually and otherwise on request of the Trustee a certificate signed by a director and an authorised signatory on behalf of the Issuer as to there not having occurred an Event of Default or Potential Event of Default (as defined in the Trust Deed) since the date of the last such certificate or, if such event has occurred, as to the details of such event. The Trustee will be entitled to rely without liability on such certificate and shall not be obliged to independently monitor whether an Event of Default or Potential Event of Default has occurred or monitor compliance by the Issuer with the undertakings set forth in these Conditions (including in this Condition 9) or the Trust Deed, nor be liable to any person for not so doing.

10. **Prescription**

Claims against the Issuer for payment in respect of the Bonds shall be prescribed and become void unless made within 10 years (in the case of principal) or 5 years (in the case of interest) from the appropriate Relevant Date in respect of such payment.

Claims in respect of any other amounts payable in respect of the Bonds shall be prescribed and become void unless made within 10 years following the due date for payment thereof.

11. **Replacement of Bonds**

If any Bond is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of any Paying, Calculation and Transfer Agent subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.

12. **Meetings of Bondholders, Modification and Waiver**

12.1 *Meetings of Bondholders*

The Trust Deed contains provisions for convening meetings of Bondholders to consider matters affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if requested in writing by Bondholders holding not less than 10 per cent. in principal amount of the Bonds for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented, unless the business of such meeting includes consideration of proposals in respect of Special Quorum Matters, *inter alia*:

(A)   to change the Final Maturity Date or the dates on which interest or other amounts are payable in respect of the Bonds;

(B)   to modify the circumstances in which the Issuer is entitled to redeem the Bonds pursuant to Condition 5.2;

(C)   to reduce or cancel the principal amount of, the Outstanding Redemption Amount of, or interest on, the Bonds or to reduce the amount payable on redemption of the Bonds;

(D)   to modify the basis for calculating the interest payable or application of Excess Cash Flow Amounts in respect of the Bonds;

(E)   to change the currency of the Bonds or any payment in respect of the Bonds;

(F)   to modify the provisions relating to, or release of, the Transaction Security (including, without limitation, the amount of any Guarantee and the increase in the GLA Guarantee Cap);

(G)   to change the governing law of the Bonds, the Trust Deed or any other Transaction Document;

(H)   to approve the incurrence of Indebtedness other than Permitted Indebtedness;

(I)   to approve the incurrence of any Capital Expenditure by any member of the Group in respect of any Lancaster Field Activities;

(J)   to approve an amendment or variation to the Restructuring Business Plan;

(K)   to approve any Investment Case proposed by the Issuer or approve an amendment or variation to any Approved Investment Case;

(L)   to approve any amendments, variations, consents or waivers in respect of the Bareboat Charter or the POSA;

(M)   to modify the provisions concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution (including, without limitation, in respect of any Special Quorum Matter);

(N)   to sanction any scheme or proposal for the exchange, substitution or sale of the Bonds for, or the conversion of the Bonds into, or the cancellation of the Bonds in consideration of, shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other body corporate formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash (other than pursuant to the Issuer Conversion);

(O)   to approve or modify the terms of any Staff Incentive / Retention Plan;

(P)   to modify the provisions relating to an Issuer Conversion; and

(Q)   amending the proviso to paragraph 15 of Schedule 3 to the Trust Deed in respect of any Special Quorum Matters,

in which case the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned meeting not less than one-third, in principal amount of the Bonds for the time being outstanding. Any Extraordinary Resolution duly passed by the Bondholders shall be binding on all of the Bondholders (whether or not they were present at any meeting at which such resolution was passed and whether or not they voted on such resolution).

The Trust Deed provides that (a) a resolution passed at a meeting duly convened and held by or on behalf of the holder(s) of not less than 75 per cent. of the persons eligible to vote at such meeting, (b) a resolution in writing signed by or on behalf of the holders of not less than two-thirds (or 75 per cent. in respect of a Special Quorum Matter) in principal amount of the Bonds for the time being outstanding or (c) consents given by way of electronic consents through the relevant clearing system(s) (in a form satisfactory to the Trustee) by or on behalf of the holder(s) of not less than two-thirds (or 75 per cent. in respect of a Special Quorum Matter) in principal amount of the Bonds for the time being outstanding, shall, in each case, be effective as an Extraordinary Resolution of the Bondholders.

12.2   *Modification and Waiver*

The Trustee may agree, without the consent of the Bondholders, to (a) any modification of any of the provisions of the Trust Deed or any other Transaction Document, any trust deed supplemental to the Trust Deed or any agreement supplemental to any other Transaction Document, the Bonds or these Conditions, which in the Trustee's opinion is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law, and (b) any other modification to the Trust Deed, any other Transaction Document, any trust deed supplemental to the Trust Deed or any agreement supplemental to any other Transaction Document, the Bonds or these Conditions (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed or any other Transaction Document, any trust deed supplemental to the Trust Deed or any agreement supplemental to any other Transaction Document, the Bonds or these Conditions, which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. The Trustee may, without the consent of the Bondholders, determine that any Event of Default or Potential Event of Default (as defined in the Trust Deed) should not be treated as such, provided that in the opinion of the Trustee, the interests of Bondholders are not materially prejudiced thereby. Any such modification, authorisation, waiver or determination shall be binding on the Bondholders and, if the Trustee so requires, shall be notified to the Bondholders promptly in accordance with Condition 15.

12.3   *Entitlement of the Trustee*

In connection with the exercise of its functions (including but not limited to those referred to in this Condition) the Trustee shall have regard to the interests of the Bondholders as a class but shall not have regard to any interests arising from circumstances particular to individual Bondholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers or discretions for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory, and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders, except to the extent provided for in these Conditions or the Trust Deed.

13. **Enforcement**

The Trustee may at any time, at its discretion and without notice, take such proceedings, actions or steps against the Issuer as it may think fit to enforce the provisions of the Trust Deed and the Bonds, but it shall not be bound to take any such proceedings or any other action or step in relation to the Trust Deed or the Bonds unless (a) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-fifth in principal amount of the Bonds then outstanding, and (b) it shall have been indemnified and/or secured and/or prefunded to its satisfaction. No Bondholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

14. **The Trustee**

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including:

(A)   provisions relieving it from taking steps, actions or proceedings unless indemnified and/or secured and/or prefunded to its satisfaction; and

(B)   provisions limiting or excluding its liability in certain circumstances.

The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit. The Trust Deed provides that, when determining whether an indemnity or any security or pre-funding is satisfactory to it, the Trustee shall be entitled (1) to evaluate its risk in any given circumstance by considering the worst-case scenario and (2) to require that any indemnity or security given to it by the Bondholders or any of them be given on a joint and several basis and be supported by evidence satisfactory to it as to the financial standing and creditworthiness of each counterparty and/or as to the value of the security and an opinion as to the capacity, power and authority of each counterparty and/or the validity and effectiveness of the security.

The Trustee may rely without liability to Bondholders on a report, confirmation or certificate or opinion or any advice of any accountants, financial advisers, financial institution or other expert, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee may accept and shall be entitled to rely on any such report, opinion, confirmation or certificate or advice and such report, opinion, confirmation, or certificate or advice shall be binding on the Issuer, the Trustee and the Bondholders.

15. **Notices**

All notices regarding the Bonds will be valid if published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Bonds are for the time being listed and/or admitted to trading. Any such notice shall be deemed to have been given on the date of such notice. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

For so long as the Bonds are represented by a Global Bond and such Global Bond is registered in the name of, and held by a nominee on behalf of, a common depositary for Euroclear or Clearstream, Luxembourg, notices to Bondholders shall be given by the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg, as the case may be. Any such notice shall be deemed to have been given on the day on which such notice is delivered to Euroclear and/or Clearstream, Luxembourg.

The Issuer shall send a copy of all notices given by it to Bondholders pursuant to these Conditions simultaneously to the Security Trustee.

16. **Contracts (Rights of Third Parties) Act 1999**

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

17. **Governing Law and Jurisdiction**

17.1 *Governing Law*

The Trust Deed, these Conditions, the Bonds, the Paying, Calculation and Transfer Agency Agreement and each other Transaction Document and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, English law.

17.2 *Jurisdiction*

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed or the Bonds (and any non-contractual obligations arising out of or in connection with them) and accordingly any legal action or proceedings arising out of or in connection with the Trust Deed or the Bonds ("**Proceedings**") may be brought in such courts. The Issuer has in the Trust Deed irrevocably submitted to the jurisdiction of such courts and have waived any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of the Trustee and each of the Bondholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

[Signatures not restated]

SCHEDULE 2 – SECOND AMENDED AND RESTATED TRUST DEED

Dated 24 July 2017 as amended and restated on _____ 2021

Trust Deed

between

Hurricane Energy plc
as Issuer

and

U.S. Bank Trustees Limited
as Trustee

relating to

the Issuer's U.S.$[180,000,000] 14.4% Senior Secured Bonds due 2024

CONTENTS

THIS TRUST DEED is dated 24 July 2017 as amended and restated on _____ 2021 and made **BETWEEN**:

(1) **HURRICANE ENERGY PLC**, (the "**Issuer**"), a company incorporated in England and Wales with registered number 05245689 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN; and

(2) **U.S. BANK TRUSTEES LIMITED** (the "**Trustee**"), which expression shall, where the context so admits, include all persons for the time being the trustee or trustees of this Trust Deed), whose principal place of business is at Fifth Floor, 125 Old Broad Street, London EC2N 1AR.

WHEREAS:

(A) On the Original Closing Date, the Issuer issued U.S.$230,000,000 in aggregate principal amount of 7.50 per cent. convertible bonds due 2022 which were constituted by this Trust Deed on the Original Closing Date.

(B) In accordance with, and pursuant to the terms of, the 2021 Amendment and Restatement Agreement and the Restructuring Implementation Deed, the Bondholders, the Issuer and the Trustee agreed to amend certain terms of this Trust Deed, the Conditions and the Bonds with effect from the 2021 Effective Date.

(C) Following the implementation of the amendments referred to in Recital (B) above, in accordance with, and pursuant to the terms of, the Restructuring Implementation Deed, the Bondholders, the Issuer and the Trustee agreed that the aggregate outstanding principal amount of the Bonds shall be reduced from U.S.$230,000,000 to U.S.$[180,000,000].

(D) Pursuant to the terms of the 2021 Deed of Charge entered into by the Security Trustee and each of the Obligors, the Bonds have the benefit of certain guarantees from the Guarantors, and the benefit of certain Security Interests granted by the Security Providers.

The Trustee has agreed to act as trustee of this Trust Deed on the following terms and conditions.

NOW THIS TRUST DEED WITNESSES and it is hereby agreed and declared as follows:

1. **Interpretation**

1.1 **Definitions**: The following expressions shall have the following meanings:

"**2021 Amendment and Restatement Agreement**" means the amendment and restatement agreement entered into on or about _____ 2021 between the Issuer and the Trustee in respect of certain amendments to this Trust Deed and the Bonds.

"**2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement)**" means the amendment and restatement agreement entered into on or about _____ 2021 between the Issuer, the Trustee, the Security Trustee, the Paying, Calculation and Transfer Agent and the Registrar in respect of certain amendments to the Paying, Calculation and Transfer Agency Agreement.

"**2021 Deed of Charge**" means the deed of charge and guarantee entered into by the Trustee, the Security Trustee and each of the Obligors on or around the 2021 Effective Date pursuant to which each of the Guarantors granted the Guarantees and each of the Security Providers granted certain Security Interests in favour of the Secured Creditors.

"**2021 Effective Date**" has the meaning given to the term "Effective Date" in the 2021 Amendment and Restatement Agreement.

"**Accounting Principles**" means, in relation to the Group and the consolidated financial statements of the Issuer, UK GAAP or IFRS to the extent applicable to the relevant financial statements and as applied by the Issuer from time to time.

"**Accounts Test Date**" means the last day in each calendar month.

"**Acquisition**" means the acquisition of any asset, a company, shares, securities, undertaking or business or, in each case, any interest in them (whether by a voluntary or involuntary single transaction or series of transactions).

"**Affiliate**" means, in relation to a person, any person controlling, controlled by or under common control with that person from time to time (and its respective directors, officers, employees and agents from time to time).

"**Agents**" means the Paying, Calculation and Transfer Agent and the Registrar.

"**Agent/Delegate Liabilities**" has the meaning given to that term in Clause 9.5.

"**Alternative Clearing System**" has the meaning given to that term in Schedule 2.

"**Amounts or Claims**" has the meaning given to that term in Clause 9.5.

"**Appointee**" has the meaning given to that term in Clause 10.19.

"**Approved Investment Case**" means an Investment Case which has been (a) submitted to Bondholders in accordance with Clause 8.18 (with the relevant Investment Business Plan) and (b) approved by the Bondholders in accordance with Schedule 3.

"**Approved Investment Case Completion Date**" means the earlier of: (a) the date of completion of the further development, drilling in or sidetracking in the Lancaster Field implementing the first Approved Investment Case following the 2021 Effective Date, and (b) the date the board of directors of the Issuer or GLA determines (acting reasonably) that (i) the development, drilling in or sidetracking in the Lancaster Field to implement the Approved Investment Case is not capable of generating commercial production and/or (ii) there is no reasonable prospect of further progress being made or further actions being taken in respect of such Approved Investment Case.

"**Authorised Denomination**" has the meaning given to that term in Condition 1.1.

"**Available Liquidity**" means the aggregate amount of all Cash and Cash Equivalent Investments of the Group at the time of such determination.

"**Average Forecasted Production**" means, in respect of any month, the total production forecast for that six month period in which that month falls set out in the most recent Production Forecast divided by 6.

"**Average Forecasted Production Event**" means that, over any period of 3 consecutive months, Lancaster Field Production is at a level that is 40 per cent. or more below the Average Forecasted Production applicable for each respective month in that 3 month period.

"**Bareboat Charter**" means the bareboat charter agreement dated 23 June 2017 originally between GLA and Bluewater (Aoka Mizu) N.V., which was then novated from Bluewater

(Aoka Mizu) N.V to Bluewater (Aoka Mizu) B.V. pursuant to a deed of novation dated 25 September 2017 (as amended from time to time, including as amended and restated on 8 November 2019), in relation to the hire and use of the Curacao flag floating production storage and offloading vessel with registration number IMO 9190028, and known as the "Aoka Mizu" (the "**Aoka Mizu**").,

"**Bluewater**" means Bluewater (Aoka Mizu) B.V. and/or Bluewater Lancaster Production (UK) Limited (as applicable).

"**Bondholder**" and "**holder**" mean the person in whose name a Bond is registered in the Register, save that, for so long as the Bonds are represented by the Global Bond, each person who has for the time being a particular principal amount of the Bonds credited to his securities account in the records of Clearstream, Luxembourg or Euroclear shall be deemed to be the Bondholder in respect of the principal amount of such Bonds for all purposes hereof other than (a) for the purpose of payments in respect thereof and any other payments in respect of the Bonds (including, without limitation, the Outstanding Redemption Amount), the right to which shall be vested in the registered holder of the Global Bond in accordance with and subject to the terms of this Trust Deed and such Global Bond and (b) in respect of any consultation requirements under Condition 2.9, the ultimate beneficial holders of the Bonds shall be deemed to be the Bondholders.

"**Bonds**" means the 14.4% Senior Secured Bonds due 2024 constituted by this Trust Deed as amended on the 2021 Effective Date and for the time being outstanding, or as the context may require, a specific number of them and includes any replacement Bonds issued pursuant to Condition 11 and (except for the purposes of Clauses 3.1 and 3.2) the Global Bond.

"**BP**" means BP Oil International Limited, a company incorporated in England and Wales with registered number 00322365 whose registered office is at Chertsey Road, Sunbury On Thames, Middlesex, TW16 7BP.

"**BP Sales Agreement**" means the agreement for the supply and purchase and marketing of crude oil from the Lancaster Field dated 12 April 2013 and amended and novated on 18 April 2019 between GLA and BP.

"**Business Day**" means in relation to any place, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in London and New York.

"**Capital Expenditure**" means any expenditure or obligation in respect of expenditure which, in accordance with the Accounting Principles, is treated as capital expenditure (and including the capital element of any expenditure or obligation incurred in connection with a Finance Lease) and shall include any obligation to reimburse for such expenditure or obligation.

"**Capital Expenditure Maximum Amount**" has the meaning given to that term in Condition 2.7.

"**Capitalised PIK Interest**" means, as at any date, the aggregate amount outstanding of the PIK Interest which has been capitalised and added to the Outstanding Redemption Amount of the Bonds in accordance with Condition 4.3, less the principal amount of any PIK Notes issued pursuant to Condition 4.4.

"**Cash**" means any credit balance on any deposit, savings, current or other account, and any cash in hand, of the Issuer or any other member of the Group which is: (a) repayable on demand, (b) not subject to any Security Interest (other than the Transaction Security) and to which the Issuer or other member of the Group (as applicable) is beneficially entitled, and (c) freely and immediately available to be applied in repayment or prepayment of the Bonds (and which, for the avoidance of doubt, is not subject to any escrow arrangement or other similar arrangement with Bluewater in respect of the Bareboat Charter and/or the POSA), provided that amounts standing to the credit of the GWA JV Accounts shall not be treated as Cash for the purposes of this definition.

"**Cash Equivalent Investments**" means (a) securities with a maturity of 12 months or less from the date of acquisition issued or fully guaranteed or fully insured by the Government of the United Kingdom, (b) commercial paper issued by an issuer rated at least A-1 by Standard & Poor's Ratings Group or P-1 by Moody's Investors Service, Inc. and with a maturity of less than 12 months or less; and (c) certificates of deposit or time deposits of any commercial bank or any investment in money market funds (where such bank or money market fund is rated as referred to in (b) above) and with a maturity of less than 12 months, and which are repayable or realisable upon demand, the value of such investments at any time being calculated on a marked-to-market basis, in each case which is (i) beneficially held by the Issuer or any other member of the Group, (ii) not subject to any Security Interest (other than the Transaction Security) and (iii) denominated and payable in a currency freely and immediately available (or convertible) to be applied in repayment or prepayment of the Bonds.

"**Cash Flow Test Date**" means the last Business Day in the month immediately prior to each Interest Payment Date.

"**Cash Pay Interest**" has the meaning given to that term in Condition 4.2.

"**Cash Sweep Threshold**" means, on any date:

(A)   on or prior to the Drop Down Date, an amount equal to the sum of U.S.$105,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability;

(B)   after the Drop Down Date up to but not including the Lancaster Field Production Cessation Date, an amount equal to the sum of U.S.$60,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability; and

(C)   on and after the Lancaster Field Production Cessation Date, an amount equal to the sum of U.S.$45,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability.

"**Clearstream, Luxembourg**" means Clearstream Banking S.A.

"**Companies Act**" means the Companies Act 2006 of the United Kingdom.

"**Compliance Certificate**" has the meaning given to that term in Clause 8.5.

"**Conditions**" means the terms and conditions of the Bonds set out in Schedule 4.

"**Contractual Currency**" has the meaning given to that term in Clause 16.1.

"**Current Payables**" on any date, means an amount which is expected (using reasonable and fair assumptions) to be paid within 30 Business Days of such date.

"**Decommissioning / Abandonment Obligations**" means any payment or performance obligations of the Issuer or any member of the Group in respect of any liabilities imposed on the Group by the Secretary of State or any other applicable regulator in connection with the decommissioning or abandonment of facilities within the areas the subject of the P1368 Licence, the P2294 Licence and the P2308 Licence, including, without limitation, any ordinary course vendor financing or payment arrangements in the amount required to satisfy such liabilities or discharge such obligations.

"**Definitive Bond**" means a definitive bond representing one or more Bonds comprising the entire holding by a Bondholder of his Bonds and being substantially in the form set out in Schedule 1.

"**Disposal**" means a sale, lease, licence, transfer, loan or other disposal by a person of any asset, a company, shares, securities, undertaking or business or, in each case, any interest in them (whether by a voluntary or involuntary single transaction or series of transactions).

"**Drop Down Date**" means:

(A)   in circumstances where an Investment Case has not been approved prior to 30 September 2021, the earlier of (x) if approval in respect of an Investment Case has been sought from Bondholders in accordance with this Trust Deed and Bondholders have not given such consent prior to 30 September 2021, the date that such consent was refused (or not approved) by the Bondholders and (y) if approval in respect of an Investment Case has not been sought from Bondholders prior to 30 September 2021, 30 September 2021; or

(B)   in circumstances where an Investment Case has been approved by the Bondholders in accordance with this Trust Deed prior to 30 September 2021, the Approved Investment Case Completion Date in respect of such Approved Investment Case.

"**DSA**" means the decommissioning security agreement dated 2 July 2018 between, among others, the Issuer, GLA and the Offshore Petroleum Regulator for Environment and Decommissioning.

"**DSA Trust Deed**" has the meaning given to that term in the 2021 Deed of Charge.

"**Electronic Consent**" has the meaning given to that term in Schedule 3.

"**Euroclear**" means Euroclear Bank SA/NV.

"**Event of Default**" means any of the events described in Condition 8.

"**Excess Cash Flow Amount**" means, in respect of any Relevant IPD, an amount equal to Net Free Cash as determined by the Issuer as at the relevant Cash Flow Test Date minus (a) the Cash Sweep Threshold and (b) the amount of Cash Pay Interest to be paid on that Relevant IPD.

"**Excess Cash Flow Amount Certificate**" has the meaning given to that term in Condition 5.4.

"**Extraordinary Resolution**" has the meaning given to that term in paragraph 17 of Schedule 3.

"**Final Maturity Date**" means 31 December 2024.

"**Finance Lease**" means any lease or hire purchase contract, a liability under which would, in accordance with the Accounting Principles, be treated as a balance sheet liability (other than a lease or hire purchase contract which would, in accordance with the Accounting Principles in force as at the Original Closing Date, be treated as an operating lease).

"**Fixed Charge Issuer Account**" has the meaning given to that term in the 2021 Deed of Charge.

"**Floating Charge Accounts**" has the meaning given to that term in the 2021 Deed of Charge.

"**Floating Charge Accounts Available Amount**" has the meaning given to that term in Condition 2.12.

"**Floating Charge Accounts Maximum Amount**" means:

(A)   up to but not including the Lancaster Field Production Cessation Date, U.S.$60,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability; and

(B)   on and after the Lancaster Field Production Cessation Date, U.S.$45,000,000 and the amount of any Unprovisioned Decommissioning and Abandonment Liability,

or, in each case, its equivalent in other currencies determined using the Spot Rate.

"**form of proxy**" has the meaning given to that term in Schedule 3.

"**GLA**" means Hurricane GLA Limited, a company incorporated in England and Wales with registered number 10656211 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN.

"**GLA Guarantee Cap**" has the meaning given to that term in the 2021 Deed of Charge.

"**GLA Shares**" has the meaning given to that term in the 2021 Deed of Charge.

"**Global Bond**" means the global bond representing Bonds and registered in the name of a nominee for the common depositary of Euroclear and Clearstream, Luxembourg, in the form or substantially in the form set out in Schedule 2.

"**Greater Warwick Area**" means the Warwick Area and the Lincoln Sub-Area.

"**Group**" means the Issuer and its Subsidiaries from time to time.

"**Guarantor**" means each of GLA and HHL.

"**Guarantee**" means the guarantee given by each Guarantor pursuant to the 2021 Deed of Charge or any other guarantee given by any Obligor in any other Transaction Document.

"**GWA**" means Hurricane GWA Limited, a company incorporated in England and Wales with registered number 10656130 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN.

"**GWA JV Accounts**" has the meaning given to that term in the 2021 Deed of Charge.

"**GWA Shares**" has the meaning given to that term in the 2021 Deed of Charge.

"**HHL**" means Hurricane Holdings Limited, a company incorporated in England and Wales with registered number 10654801 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN.

"**HHL Shares**" has the meaning given to that term in the 2021 Deed of Charge.

"**IFRS**" means international accounting standards within the meaning of the UK IAS Regulation to the extent applicable to the relevant financial statements.

"**Indebtedness**" has the meaning given to that term in Condition 2.3.

"**Insurance Policies**" has the meaning given to that term in the 2021 Deed of Charge.

"**Intercompany Receivable**" has the meaning given to that term in the 2021 Deed of Charge.

"**Interest Payment Date**" means 24 January, 24 April, 24 July and 24 October in each year and the Final Maturity Date.

"**Interest Period**" has the meaning given to that term in Condition 4.4.

"**Intra-Group Funding Policy**" means the intra-group funding policy in place on the 2021 Effective Date between the Issuer and GLA in the form delivered to Bondholders as a condition precedent to the 2021 Effective Date.

"**Investment Business Plan**" means, in respect of any Investment Case (or Approved Investment Case, as the case may be), a detailed summary of the monthly production profile forecast to be generated from, and the Capital Expenditure projected to be incurred in connection with, that Investment Case (or Approved Investment Case, as the case may be).

"**Investment Case**" means a written proposal to incur Capital Expenditure (or any other expenditure of any nature) to further develop, drill in, or sidetrack in, the Lancaster Field.

"**ISDA Master Agreement**" means the 2002 (or any later) version of the master agreement published by the International Swaps and Derivatives Association together with the schedule to the master agreement and confirmations of any transaction.

"**Issuer Conversion**" has the meaning given to that term in Condition 5.6.

"**Issuer Conversion Event Date**" means the date selected by the Issuer on or after the occurrence of each of (a) the Final Maturity Date and (b) the Lancaster Field Production Cessation Date, provided that:

(A)   if such date is on or prior to 30 June 2025, prior to such date, the Issuer has received written confirmation from the Security Trustee (acting on the instructions of the Trustee, itself acting on the instructions of an Extraordinary Resolution of the Bondholders or if so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) that the Security Trustee does not intend to take any steps or actions or exercise any rights under any of the Transaction Security Documents;

(B)   if such date is after 30 June 2025, the Issuer has requested written confirmation (no earlier than 30 June 2025) from the Security Trustee that the Security Trustee (acting on the instructions of the Trustee, itself acting on the instructions of an Extraordinary Resolution of the Bondholders or if so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) does not intend to take any steps or actions or exercise any rights under any of the Transaction Security Documents and the Security Trustee (a) has not taken any such steps or actions or exercised any rights under any of the Transaction Security Documents and (b) has not confirmed to the Issuer an intention to do so, in each case by the date falling six months after the date of such request (the "**Longstop Date**"); and

(C)   if the Security Trustee has taken any steps or actions or exercised any rights under any of the Transaction Security Documents prior to the Longstop Date:

    (1)   the Security Trustee (acting on the instructions of the Trustee, itself acting on the instructions of an Extraordinary Resolution of the Bondholders or if so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) has confirmed to the Issuer prior to such date in writing no further realisations and proceeds from the enforcement of the Transaction Security are likely to be made or received; or

    (2)   the Issuer has requested written confirmation (no earlier than Longstop Date) from the Security Trustee that the Security Trustee (acting on the instructions of the Trustee, itself acting on the instructions of an Extraordinary Resolution of the Bondholders or if so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) does not intend to take any further steps or actions or exercise any further rights under any of the Transaction Security Documents and the Security Trustee (a) has not taken any such steps or actions or exercised any rights under any of the Transaction Security Documents since the Longstop Date and (b) has not confirmed to the Issuer an intention to do so, in each case by the date falling six months after the date of such request,

and on or prior to such date (x) all Cash and Cash Equivalent Investments held by the Issuer, HHL and GLA and (y) in the case of paragraph (C) only, all realisations and proceeds from the enforcement of the Transaction Security, have been applied in full in accordance with the terms of this Trust Deed and, where applicable, the 2021 Deed of Charge.

"**Joint Operating Agreement**" means the joint operating agreement dated 22 August 2018 for UKCS Licence No. P.1368, Block 205/26b P1368 S (South Sub-Area) and UKCS Licence No. P.2294, Blocks 204/30B All and 205/26D All.

"**Joint Venture**" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity which is not a member of the Group.

"**Lancaster Field**" means the Lancaster Oil Field 572, located within Blocks 205/21a, 205/22a and 205/26b within the area the subject of the P1368 Licence.

"**Lancaster Field Activities**" has the meaning given to that term in Condition 2.7.

"**Lancaster Field FDP**" means the Lancaster Early Production System (EPS) Field Development Plan approved by the OGA on 22 September 2017 and any subsequent amendments and addendums as approved by the OGA from time to time.

"**Lancaster Field Production**" means the production of oil from the Lancaster Field.

"**Lancaster Field Production Cessation Date**" means the date on which the Issuer certifies to the Trustee in writing (signed by a director and an authorised signatory on behalf of the Issuer) and notifies the Bondholders that the Group has permanently ceased all commercial production from the Lancaster Field and there is no realistic prospect of further commercial production in accordance with Clause 8.2.

"**Lancaster Sub-Area**" means the central sub-sea area (Block 205/21a and 205/22a and 205/26b) as circumscribed in the P1368 Licence.

"**Legal Reservation**" means, in respect of any asset subject to the Transaction Security that is situated outside of England and Wales, notwithstanding the choice of English law as the governing law of the 2021 Deed of Charge, the fact that an English court may take into account the law of the place where that asset is legally situated or generated and the governing or applicable law of that asset.

"**Lincoln Sub-Area**" means the south sub-sea area (block 205/26b), as circumscribed in the P1368 Licence.

"**Losses**" means any and all claims, losses, liabilities, damages, costs, expenses and judgments (including legal fees and expenses).

"**Material Adverse Effect**" means a material adverse effect on (a) the assets, business, operations or financial performance or condition of the Group (taken as a whole); or (b) the ability of the Obligors (taken as a whole) to perform their obligations under the Transaction Documents; or (c) the validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purporting to be granted pursuant to any of, the Security Transaction Documents.

"**Material Provision**" means any provision set out in each of Conditions 2.3, 2.4(A), 2.4(B), 2.5, 2.6 2.7, 2.10, and 2.11 and Clauses 8.4, 8.16, 8.17, 8.18, 8.19, 8.20, and 8.21.

"**Net Current Receivables**" means, on any date, (a) the amount of receivables which are recognised on such date as being payable to the Issuer or any other member of the Group by a third party (which is not a member of the Group) within 30 Business Days of such date minus (b) the amount of Current Payables which are to be paid by the Issuer or any other member of the Group to a third party (which is not a member of the Group).

"**Net Free Cash**" means, on any date, an amount equal to the sum of: (a) Cash and Cash Equivalent Investments and (b) Net Current Receivables on such date.

"**Obligors**" means the Issuer, each Security Provider and each Guarantor, and "**Obligor**" shall mean any one of them.

"**OGA**" means the Oil and Gas Authority and its successor authorities from time to time.

"**Original Closing Date**" means 24 July 2017.

"**outstanding**" means, in relation to the Bonds, all the Bonds issued other than (i) those which have been redeemed in accordance with the Conditions, (ii) those in respect of which the date for redemption in accordance with the Conditions has occurred and the redemption moneys (including all interest accrued on such Bonds to the date for such redemption and any interest payable under Condition 4 after such date) have been duly paid to the relevant Bondholder or on its behalf or to the Trustee or to the Paying, Calculation and Transfer Agent as provided in Clause 2 and remain available for payment against presentation and surrender of Bonds, (iii) those which have become void or those in respect of which claims have become prescribed under Condition 10, (iv) those mutilated or defaced Definitive Bonds which have been surrendered in exchange for replacement Definitive Bonds pursuant to Condition 11, (v) (for the purpose only of determining how many Bonds are outstanding and without prejudice to their status for any other purpose) those Definitive Bonds alleged to have been lost, stolen or destroyed and in respect of which replacement Definitive Bonds have been issued pursuant to Condition 11, (vi) those which have been purchased and cancelled as provided in Condition 5, (vii) the Global Bond to the extent that it shall have been exchanged for definitive registered Bonds pursuant to its provisions; provided that for the purposes of (a) ascertaining the right to attend and vote at any meeting of the Bondholders or sign a Written Resolution or give Electronic Consent (b) the determination of how many Bonds are outstanding for the purposes of Conditions 8, 12 and 13 and Schedule 3 and (c) the exercise of any discretion, power or authority which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Bondholders, those Bonds (if any) which are beneficially held by or are held on behalf of, the Issuer or any of its Subsidiaries or Affiliates and not yet cancelled shall be deemed not to remain outstanding.

"**Outstanding Redemption Amount**" means, as at any date, the aggregate outstanding principal amount of the Bonds plus any then outstanding Capitalised PIK Interest thereon and less any Excess Cash Flow Amounts applied pursuant to Condition 5.4(C). The Outstanding Redemption Amount may not be reduced below zero.

"**P1368 Licence**" means the United Kingdom Petroleum Production Licence No. P1368 dated 28 February 2006 and effective as of 22 December 2005 issued by the Secretary of State, as amended, supplemented, or extended from time to time.

"**P2294 Licence**" means the United Kingdom Petroleum Production Licence No. P2294 dated 10 November 2015 and effective as of 1 September 2015 issued by the Secretary of State, as amended, supplemented, or extended from time to time.

"**P2308 Licence**" means the United Kingdom Petroleum Production Licence No. P2308 dated 18 November 2016 and effective as of 14 November 2016 issued by the Oil and Gas Authority, as amended, supplemented, or extended from time to time.

"**Paying, Calculation and Transfer Agency Agreement**" means the Paying, Calculation and Transfer Agency Agreement dated 24 July 2017 (originally referred to as the "Paying, Transfer and Conversion Agency Agreement"), as amended and restated pursuant to the terms of the 2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement) and as amended or supplemented from time to time, between the Issuer, the Trustee, the Security Trustee, the Paying, Calculation and Transfer Agent and the Registrar.

"**Paying, Calculation and Transfer Agent**" means, on the 2021 Effective Date, Elavon Financial Services DAC, UK Branch at its specified office, in its capacity as Paying, Calculation and Transfer Agent.

"**Permitted Greater Warwick Area Expenditure**" has the meaning given to that term in Condition 2.8.

"**Permitted Indebtedness**" has the meaning given to that term in Condition 2.3.

"**Permitted Intra-Group Loan**" has the meaning given to that term in Condition 2.3.

"**Permitted Refinancing Indebtedness**" has the meaning given to that term in Condition 2.3.

a "**person**" includes any individual, company, body corporate, corporation sole or aggregate, government, state or agency of a state, firm, partnership, joint venture, association, organisation or trust (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists) and a reference to any of them shall include a reference to the others and shall include successors and assigns.

"**PIK Interest**" has the meaning given to that term in Condition 4.3.

"**PIK Notes**" means the payment-in-kind notes issued pursuant to Condition 4.4.

"**POSA**" means the production, operation and services agreement dated 23 June 2016, (as amended and/ or as amended and restated from time to time, including as amended and restated on 8 November 2019), between Bluewater Lancaster Production (UK) Limited and GLA in relation to the Aoka Mizu.

"**Potential Event of Default**" means an event or circumstance which would, with the giving of notice, lapse of time, issue of a certificate and/or the fulfilment of any other requirement provided for in Condition 8, become an Event of Default.

"**Preceding Month**" has the meaning given to that term in Clause 8.16.

"**Production Announcement**" has the meaning given to that term in Clause 8.21.

"**Production Forecast**" has the meaning given to that term in Clause 8.20.

"**proxy**" has the meaning given to that term in Schedule 3.

"**Public Announcement**" means an announcement published on the regulatory news service of The London Stock Exchange and communicated to Bondholders in accordance with Condition 15.

"**Record Date**" has the meaning given to that term in Condition 6.3.

"**Register**" has the meaning given to that term in Condition 3.1.

"**Registrar**" means Elavon Financial Services DAC at its specified office or any Successor appointed under the Paying, Calculation and Transfer Agency Agreement.

"**Relevant IPD**" has the meaning given to that term in Condition 5.4.

"**Relevant Date**" means, in respect of any Bond, whichever is the later of:

(A)   the date on which payment in respect of it first becomes due; and

(B)   if any amount of the money payable is improperly withheld or refused, the earlier of (1) the date on which payment in full of the amount outstanding is made and (2) the day seven days after the Paying, Calculation and Transfer Agent or the Trustee has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh day (except to the extent that there is failure in the subsequent payment to the relevant holders under the Conditions).

"**Relevant Month**" has the meaning given to that term in Clause 8.16.

"**Relevant Year**" has the meaning given to that term in the DSA.

"**representative**" has the meaning given to that term in Schedule 3.

"**Restructuring Business Plan**" means the final restructuring business plan delivered by the Issuer (including an appropriately detailed summary of the monthly production profile forecast to be generated from, and the capital or investment expenditure projected to be incurred in relation to, the P6 well) as a condition precedent to the 2021 Effective Date.

"**Restructuring Implementation Deed**" means the restructuring implementation deed dated on or around the 2021 Effective Date between, among others, the Obligors, the Bondholders, the Trustee, and the Security Trustee in respect of the restructuring of the Group.

"**Secretary of State**" means the Secretary of State for Business, Energy and Industrial Strategy or any other person for the time being responsible for carrying out the functions at present carried out by him or her.

"**Secured Creditors**" means the Trustee (for its own benefit and for the benefit of Bondholders), the Security Trustee (for its own benefit and for the benefit of Bondholders), the Paying, Calculation and Transfer Agent, and the Registrar.

"**Secured Property**" has the meaning given to that term in Condition 2.2(A).

"**Securities Act**" means the U.S. Securities Act of 1933.

"**Security Interest**" has the meaning given to that term in Condition 2.1.

"**Security Provider**" means the Issuer and each of the Guarantors, and, following the 2021 Effective Date, any other member of the Group providing Transaction Security.

"**Security Trustee**" means U.S. Bank Trustees Limited in its capacity as security trustee under the Transaction Security Documents.

"**Simulation Model**" means the Group's standing mathematical computer-based and/or performance-based analytical model for estimating recoverable quantities of hydrocarbons from the Lancaster Field.

"**Simulation Model Event**" has the meaning given to that term in Clause 8.19.

"**Special Quorum Matter**" has the meaning given to that term in paragraph 15 of Schedule 3.

"**specified office**" means, in relation to any Agent, either the office identified with its name at the end of the Conditions or any other office approved in writing by the Trustee and notified to the Bondholders pursuant to Clause 8.10 and Condition 15.

"**Spot Rate**" means the exchange rate quoted at 11:00 am London time on the relevant date of quotation (or such other time or times as may be required or convenient for giving effect to the transactions contemplated in the Transaction Documents), by such international financial institution selected by the Issuer for the exchange of one currency into another.

"**Staff Incentive / Retention Plan**" means the staff incentive and retention plan of the Issuer on such terms as may be approved by the Bondholders acting by an Extraordinary Resolution which is a Special Quorum Matter.

"**Subsidiary**" means a subsidiary as defined in section 1159 of the Companies Act.

"**Successor**" means, in relation to the Agents, such other or further person as may from time to time be appointed by the Issuer as an Agent with the written approval of, and on terms approved in writing by, the Trustee and notice of whose appointment is given to Bondholders pursuant to Clause 8.10 and Condition 15.

"**Tax Redemption Date**" has the meaning given to that term in Condition 5.2.

"**Tax Redemption Notice**" has the meaning given to that term in Condition 5.2.

"**this Trust Deed**" or "**this Deed**" means this Trust Deed, the Schedules (as amended from time to time altered in accordance with this Trust Deed) and any other document executed in accordance with this Trust Deed (as from time to time so altered) and expressed to be supplemental to this Trust Deed, including, without limitation, the 2021 Amendment and Restatement Agreement.

"**Transaction Documents**" means this Trust Deed, the 2021 Amendment and Restatement Agreement, the Paying, Calculation and Transfer Agency Agreement, the 2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement), each of the Transaction Security Documents, and any other document designated as such by the Issuer and the Trustee.

"**Transaction Security**" has the meaning given to that term in Condition 2.2(A).

"**Transaction Security Documents**" means the 2021 Deed of Charge together with any other document entered into by any Obligor or other member of the Group creating or expressed to create any Transaction Security.

"**Treasury Transactions**" means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price or for the purpose of converting one currency into another.

"**trust corporation**" means a trust corporation (as defined in the Law of Property Act 1925) or a corporation entitled to act as a trustee pursuant to applicable foreign legislation relating to trustees.

"**UK GAAP**" means the accounting standards applicable in the United Kingdom as prescribed by the Financial Reporting Council pursuant to "FRS 102: The Financial Reporting Standard applicable in the UK and Republic of Ireland".

"**UK IAS Regulation**" means Regulation (EU) 1606/2002, as it forms part of the current domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and secondary legislation made under it, in each case, as amended, including by the European Union (Withdrawal Agreement) Act 2020.

"**Unprovisioned Decommissioning and Abandonment Liability**" means:

(A)   in respect of any Relevant Year for which provisioning for decommissioning and abandonment liabilities has been made by GLA under the DSA, an amount equal to any deficit in GLA's Provision Amount (as defined in the DSA) projected to arise with respect to that Relevant Year which requires a supplemental Provision Invoice (as defined in the DSA) to be issued to GLA in accordance with clause 6.3.1 of the DSA; and

(B)   to the extent not covered under (A) above, an amount equal to the applicable member of the Group's participating interest share of the reasonably estimated costs to plug and abandon a well (such well to be in existence as at 13 May 2021) within the areas subject to the P1368 Licence, the P2294 Licence and the P2308 Licence which may be subject to a notice pursuant to paragraph 5 of Section 45A of the Petroleum Act 1998 less any amounts that are subject to a Security Interest permitted under Condition 2.1 for such purpose.

"**U.S.$**" and "**U.S. dollar**" mean the lawful currency for the time being of the United States.

"**Warwick Area**" means the area the subject of the P2294 Licence.

"**Written Resolution**" has the meaning given to that term in Schedule 3.

"**£**" means the lawful currency for the time being of the United Kingdom.

1.2   **Interpretation**: In this Trust Deed, unless the contrary intention appears, a reference to:

(A)   costs, charges, remuneration, expenses or amounts payable under this Trust Deed shall include any value added tax, goods and services tax, turnover tax or similar tax charged in respect thereof and the Issuer shall be liable to pay or reimburse the Trustee for any such value added tax, turnover tax or similar tax;

(B)   any amount payable to the Trustee pursuant to this Trust Deed shall be made without set-off or counterclaim except as required by law;

(C)   any action, remedy or method of judicial proceedings for the enforcement of rights of creditors shall include, in respect of any jurisdiction other than England, references to such action, remedy or method of judicial proceedings for the enforcement of rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate thereto;

(D)   a "**Clause**" or "**Schedule**" is a reference to a clause of, or a schedule to, this Trust Deed;

(E)   any provision of any treaty, legislation, statute, directive, regulation, judgement, decision, decree, order, regulation, instrument, by-law, or any other law of, or having effect in, any jurisdiction ("**Laws**") shall be construed also as references to all other Laws made under the Law referred to, and to all such Laws as amended, re-enacted, consolidated or replaced, or as their application is modified by other Laws from time to time, and whether before or after the date of this Trust Deed;

(F)   Euroclear and/or Clearstream, Luxembourg shall be deemed to include references to any other clearing system as is approved by the Trustee;

(G)   unless the context requires otherwise, any reference in this Trust Deed or the Conditions to the Trust Deed, the Conditions, the 2021 Deed of Charge, the Paying, Calculation and Transfer Agency Agreement or any other agreement, deed or document shall be construed as a reference to the relevant agreement, deed or document as the same may have been, or may from time to time be, replaced, extended, amended, varied, novated, restated, supplemented or superseded in accordance with its terms and includes any agreement, deed or other document expressed to be supplemental to it, as from time to time so extended, amended, varied, novated, restated or superseded;

(H)   references to "**electronic platforms**" include, without limitation, website addresses and conference call systems or video conferencing platforms (including without limitation, Zoom or Webex), and references to persons attending meetings by **"electronic means"** means attendance at meetings via the electronic platform(s) stated in the notice of such meeting; and

(l) **"reasonable"**, **"unreasonable"**, or like references, when used herein in relation to the Trustee and the exercise by it of any power, discretion, opinion, determination, or other similar matter shall be construed as meaning reasonable by reference to the interests of the Bondholders only and shall be satisfied where the Trustee is acting pursuant to the instructions of the Bondholders.

1.3 **Conditions**: Words and expressions defined in the Conditions and not defined in the main body of this Trust Deed shall when used in this Trust Deed have the same meanings as are given to them in the Conditions.

1.4 **Headings**: Headings shall be ignored in construing this Trust Deed.

1.5 **Schedules**: The Schedules are part of this Trust Deed and shall have effect accordingly.

1.6 **Enforceability**: If at any time any provision of this Trust Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Trust Deed nor the legality, invalidity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

2. **Amount of the Bonds and Covenant to Pay**

2.1 **Amount of the Bonds**: Without prejudice to the Outstanding Redemption Amount from time to time, the aggregate principal amount of the Bonds is limited to an amount not exceeding U.S.$[180,000,000].

2.2 **Covenant to Pay**: The Issuer will, on any date on which the Bonds or any of them become due to be redeemed in accordance with this Trust Deed or the Conditions, unconditionally pay to or to the order of the Trustee in U.S. dollars in London in same day funds the Outstanding Redemption Amount of the Bonds becoming due for redemption on that date (together with interest, if any, in accordance with the Conditions) and will (subject to the Conditions) until such payment (both before and after judgment) unconditionally pay or procure to be paid to or to the order of the Trustee as aforesaid interest on the aggregate Outstanding Redemption Amount of the Bonds as set out in Condition 4 provided that (i) every payment of any sum due in respect of the Bonds made to or to the account of the Paying, Calculation and Transfer Agent as provided in the Paying, Calculation and Transfer Agency Agreement shall, to such extent, satisfy such obligation except to the extent that there is failure in its subsequent payment to the relevant Bondholders and (ii) in the event that (following, if so required, due presentation of a Bond) upon redemption, payment of the Outstanding Redemption Amount is improperly withheld or refused such Bond will continue to bear interest as aforesaid until the day after the Bondholders have been or are deemed to have been notified of receipt by the Trustee or the Paying, Calculation and Transfer Agent of all sums due in respect of the Bonds up to that day (except to the extent that there is a failure in the subsequent payment to the relevant holders under the Conditions). The Trustee will hold the benefit of this covenant on trust for the Bondholders.

2.3 **Discharge**: Subject to Clause 2.4, any payment to be made in respect of the Bonds by the Issuer or the Trustee may be made as provided in the Conditions and any payment so made will (subject to Clause 2.4) to such extent be a good discharge to the Issuer or the Trustee, as the case may be.

2.4   **Payment after Default**: At any time after a Potential Event of Default or an Event of Default has occurred, the Trustee may:

(A)   by notice in writing to the Issuer and the Agents, require the Agents, until notified by the Trustee to the contrary, so far as permitted by any applicable law or regulation:

(1)   to act thereafter as agents of the Trustee under this Trust Deed and the Bonds on the terms of the Paying, Calculation and Transfer Agency Agreement (with consequential amendments as necessary and except that the Trustee's liability for the indemnification, remuneration and all other out-of-pocket expenses of the Agents will be limited to the amounts for the time being held by the Trustee in respect of the Bonds (and, where applicable, Secured Property) on the terms of this Trust Deed) and thereafter to hold all Bonds and all moneys, documents and records held by them in respect of Bonds and/or the Secured Property to the order of the Trustee or Security Trustee, as applicable; or

(2)   to deliver all Bonds, all moneys, documents and records held by them in respect of the Bonds and/or the Secured Property to the Trustee or Security Trustee or as the Trustee directs provided that such notice shall be deemed not to apply to any documents or records which the relevant Agent is obliged not to release by any law or regulation; and

(B)   by notice in writing to the Issuer, require it to make all subsequent payments in respect of the Bonds to or to the order of the Trustee and not to the Paying, Calculation and Transfer Agent.

3.   **Form of the Bonds**

3.1   **The Global Bond**: The Bonds are represented by the Global Bond in registered form which shall be registered in the name of a nominee for a common depositary to both Euroclear and Clearstream, Luxembourg. The Global Bond need not be security printed unless otherwise required by applicable stock exchange requirements. The Global Bond will be exchangeable for Definitive Bonds in the limited circumstances set out in the Global Bond.

3.2   **Definitive Bonds**: Definitive Bonds in registered form in Authorised Denominations, if issued, will be delivered upon exchange of the Global Bond as provided therein. Such Definitive Bonds may be printed or typed and need not be security printed unless otherwise required by applicable stock exchange requirements.

3.3   **Form**: The Definitive Bonds, if issued, will be substantially in the form set out in Schedule 1 and endorsed with the Conditions.

3.4   **Signature**: The Global Bond and the Definitive Bonds will be signed manually or in facsimile by one or more authorised directors or officers of the Issuer duly authorised for the purpose or manually by any duly authorised attorney of the Issuer and in any case will be authenticated manually by or on behalf of the Registrar. Definitive Bonds (if issued) will be signed manually or in facsimile by one or more authorised directors of the Issuer and in any case will be authenticated manually by or on behalf of the Registrar. The Issuer may use the facsimile signature of any person who at the date of this Trust Deed is an authorised director of the Issuer even if at the time of issue of any Bond (including the Global Bond) he no longer holds such office or is so authorised. Bonds (including the Global Bond) so executed and authenticated will be binding and valid obligations of the Issuer.

3.5 **Issuance of PIK Notes**

The Issuer may, in its discretion, issue PIK Notes in accordance with Condition 4.4.

4. **Stamp Duties and Taxes**

4.1 **Stamp Duties**: The Issuer will pay any stamp, issue, registration, documentary or other similar taxes and duties, including any interest and penalties in respect thereof, payable in respect of the creation, issue and offering of the Bonds, and the execution or delivery of this Trust Deed. The Issuer will also indemnify the Trustee and the Bondholders on an after-tax basis from and against all stamp, issue, registration, documentary or other taxes, including any interest and penalties in respect thereof, paid by any of them in any jurisdiction in relation to which the liability to pay arises directly as a result of any action taken, in accordance with the Conditions, this Trust Deed, and the 2021 Amendment and Restatement Agreement by or on behalf of the Trustee or, as the case may be, (where entitled under Condition 13 to do so) the Bondholders to enforce the obligations of the Issuer under this Trust Deed, the Paying, Calculation and Transfer Agency Agreement or the Bonds.

4.2 **Change of Taxing Jurisdiction**: If the Issuer becomes subject generally to the taxing jurisdiction of a territory or a taxing authority of or in that territory with power to tax other than or in addition to the United Kingdom or any such authority of or in such territory then the Issuer will (unless the Trustee otherwise agrees) give the Trustee an undertaking satisfactory to the Trustee in terms corresponding to the terms of Condition 7 with the substitution for, or (as the case may require) the addition to, the references in that Condition to the United Kingdom of references to that other or additional territory or authority to whose taxing jurisdiction the Issuer has become so subject. In such event this Trust Deed, the Bonds (including, without limitation, Condition 5.2 and Condition 7) will be read accordingly.

5. **Suspense Accounts**

Suspense Accounts: Any amount received or recovered by the Trustee (otherwise than as a result of a payment by the Issuer to the Trustee in accordance with Clause 2) in respect of any sum payable by the Issuer under this Trust Deed or the Bonds may be placed in a suspense account and kept there for so long as the Trustee thinks fit.

6. **Application of Moneys received by the Trustee**

6.1 **Declaration of Trust**: All moneys received by the Trustee in respect of the Bonds or amounts payable under this Trust Deed will, regardless of any appropriation of all or part of them by the Issuer, as the case may be, be held by the Trustee (subject to the provisions of Clause 6.2) upon trust to apply them:

(A) firstly, in payment or satisfaction of the fees, costs, charges, expenses and liabilities incurred by the Trustee, the Security Trustee, or any receiver or Appointee of the Trustee and/or appointee of the Security Trustee in preparing and performing the trusts constituted by, and in carrying out or exercising their respective rights, powers, duties, discretions and authorities in accordance with this Trust Deed, the 2021 Deed of Charge and/or the other Transaction Documents (including, in respect of the Security Trustee, holding and enforcing the Transaction Security and including any taxes required to be paid in connection therewith, the costs of realising any of the Secured Property and the remuneration and expenses of the Security Trustee and any receiver or any appointee appointed by it or the Trustee, including any Appointee);

(B) secondly, in or towards payment or discharge or satisfaction, *pari passu* and pro rata of all amounts due and payable to (i) the Paying, Calculation and Transfer Agent, and (ii) the Registrar (including, in each case, any fees, costs, charges, expenses and liabilities then due and payable to them or any of them under the Paying, Calculation and Transfer Agency Agreement);

(C) thirdly, in or towards payment or discharge or satisfaction *pari passu* and pro rata of all amounts due and payable to the Bondholders in respect of the Bonds, the PIK Notes (if any) and pursuant to the Trust Deed and the other Transaction Documents; and

(D) fourthly, in payment of the balance (if any) to the Issuer or the other Obligors (as applicable).

Without prejudice to this Clause 6.1, if the Trustee holds any moneys which represent principal or interest or other sums in respect of Bonds which have become void or in respect of which claims have become prescribed under Condition 12, the Trustee will hold such moneys upon the trusts set out in this Clause 6.1.

6.2 **Accumulation**: If the amount of the moneys at any time available for payment in respect of the Bonds under Clause 6.1 is less than 10 per cent. of the Outstanding Redemption Amount of the Bonds, the Trustee may, at its absolute discretion, invest such moneys. The Trustee may retain such investments and accumulate the resulting income until the investments and the accumulations, together with any other funds for the time being under the control of the Trustee and available for such payment, amount to at least 10 per cent. of the Outstanding Redemption Amount of the Bonds and then such investments, accumulations and funds (after deduction of, or provision for, any applicable taxes) will be applied as specified in Clause 6.1.

6.3 **Investment**: Any moneys held by the Trustee may be invested in the name or under the control of the Trustee in any investments or other assets in any part of the world, whether or not they produce income, or placed on deposit in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may, in its absolute discretion, think fit. If that bank or institution is the Trustee or a subsidiary, holding or associated company of the Trustee it need only account for an amount of interest equal to the standard amount of interest payable by it on such a deposit to an independent customer. The Trustee may at any time vary or transpose any such investments for or into other such investments or convert any moneys so deposited into any other currency, and will not be responsible for any loss occasioned thereby, whether by depreciation in value, fluctuation in exchange rates or otherwise.

7. **Covenant to Comply with Provisions**

The Issuer hereby covenants with the Trustee that it will comply with and perform and observe all the provisions of this Trust Deed which are expressed to be binding on it. The Conditions shall be binding on each of the Issuer and the Bondholders. The Trustee shall be entitled to enforce the obligations of the Issuer under the Bonds and the Conditions as if the same were set out and contained in this Trust Deed which shall be read and construed as one document with the Bonds. The provisions contained in Schedule 3 shall have effect in the same manner as if set forth herein.

8. **Covenants**

So long as any Bond is outstanding, the Issuer will:

8.1 **Books of Account**: keep, and procure that each of its Subsidiaries keeps, proper books of account and so far as permitted by applicable law, allow, and procure that each of its Subsidiaries will allow, the Trustee and anyone appointed by it to whom the Issuer and/or the relevant Subsidiary has no reasonable objection, access to the books of account of the Issuer and/or the relevant Subsidiary, respectively, at all times during normal business hours for the purpose of the performance and discharge of its functions hereunder;

8.2 **Notice of Events of Default; Proposed Redemption; Lancaster Field Production Cessation Date**: notify the Trustee in writing (a) immediately upon becoming aware of the occurrence of any Event of Default or Potential Event of Default, (b) of any proposed redemption pursuant to Condition 5.2 and (c) immediately upon the Group permanently ceasing all commercial production from the Lancaster Field where at such time there is no realistic prospect of further commercial production and shall notify the Bondholders of the same;

8.3 **Information**: so far as permitted by applicable law, give to the Trustee such information as it reasonably requires and which is necessary for the performance and discharge of its functions hereunder;

8.4 **Financial Statements etc.**: as soon as reasonably practicable after the issue or publication thereof (including through a Public Announcement), and in the case of (a) the Group's consolidated audited annual financial statements in any event within 120 days of the end of each financial year and (b) the Group's consolidated unaudited semi-annual financial statements in any event within 90 days of the end of each financial half-year, send to the Trustee a copy in English of every balance sheet, profit and loss account, report or other notice, statement or circular issued, or that legally or contractually is required to be issued, to the members or creditors (or any class of them) of the Issuer, and the Issuer shall ensure that such financial statements are, save to the extent disclosed therein, prepared in accordance with the Accounting Principles;

8.5 **Certificate of Directors**: send to the Trustee (a) at the same time as its annual audited financial statements being made available pursuant to Clause 8.4, (b) at the same time as its unaudited semi-annual financial statements being made available pursuant to Clause 8.4 and (c) promptly (and in any case within 5 Business Days) following any request by the Trustee (acting on the instructions of Bondholders holding at least one quarter in principal amount of the Bonds then outstanding) a certificate (a "**Compliance Certificate**") of the

Issuer signed by a director and an authorised signatory on behalf of the Issuer (i) to the effect that having made all reasonable enquiries, to the best of the knowledge, information and belief of the Issuer, as at the date of delivery of the relevant financial statements in paragraphs (a) or (b) above, or the date of request by the Trustee under paragraph (c) above, as the case may be, (the "**Certification Date**") no Event of Default or Potential Event of Default or other breach of this Trust Deed by the Issuer has occurred since the 2021 Effective Date or (if later) the Certification Date of the last such Compliance Certificate (if any) or, if such an event has occurred, giving details of it and that during the period from and including the relevant Certification Date of the last such Compliance Certificate (or, in the case of the first such Compliance Certificate, the 2021 Effective Date) to and including the relevant Certification Date of such Compliance Certificate that it has complied with all its obligations contained in this Trust Deed or (if such is not the case) specifying the respects in which it has not complied;

8.6 **Notices to Bondholders**: other than any notice required to be sent to Bondholders or the Trustee and in respect of which a Public Announcement is required pursuant to this Clause 8, send to the Trustee not less than 5 Business Days before the date of publication, for the Trustee's approval, a copy of the draft form of each other notice to the Bondholders to be published in accordance with Condition 15 and (if appropriate) complying with the requirements of any stock exchange on which the Bonds may from time to time be admitted to trading, and upon publication a copy of each notice so published (such approval not to constitute approval for the purposes of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom of any such notice which is an invitation or inducement to engage in investment activity);

8.7 **Further Acts**: so far as permitted by applicable law, do all such further things as may be necessary in the opinion of the Trustee to give effect to this Trust Deed and the 2021 Amendment and Restatement Agreement;

8.8 **Notice of Late Payment**: promptly upon request by the Trustee give notice to the Bondholders of any unconditional payment to the Paying, Calculation and Transfer Agent or the Trustee of any sum due in respect of the Bonds made after the due date for such payment;

8.9 **Listing**: at all times use its reasonable endeavours to maintain the listing and admission to trading of such Bonds on The International Stock Exchange. If, however, it is unable to do so, having used such endeavours, or if the maintenance of such listing and admission to trading is unduly onerous, the Issuer shall instead use all reasonable endeavours to obtain and maintain a listing of the Bonds and admission to trading of the Bonds on such other stock exchange or competent listing authority that in each case constitutes a "recognised stock exchange" as defined in section 1005 of the Income Tax Act 2007, as it may (with the written approval of the Trustee) decide;

8.10 **Change in Agents**: give not less than 14 days' prior notice to the Bondholders of any future appointment or any resignation or removal of any Agent or of any change by any Agent of its specified office and not make any such appointment or removal without the written approval of the Trustee;

8.11 **Register**: deliver or procure the delivery to the Trustee of an up-to-date copy of the Register in respect of the Bonds, certified as being a true, accurate and complete copy, at such times as the Trustee may reasonably require;

8.12 **Corporate formalities**: at all times observe all and any corporate formalities, including paying taxes when due and filing statements and reports as required, and any other formalities as contained in its constitutional documents;

8.13 **Compliance with Transaction Documents**: comply with its obligations under the Transaction Documents and, without prejudice to the generality of the foregoing, at all times maintain (a) a Paying, Calculation and Transfer Agent and (b) a Registrar, in each case as specified in the Conditions;

8.14 **Compliance**: comply and use reasonable endeavours to procure that each of the parties to the Transaction Documents thereto complies with its obligations under such Transaction Documents and use reasonable endeavours to make such amendments to the aforementioned agreements as may be required by the Trustee and notified to the Issuer in writing;

8.15 **Notice of non-payment or late payment**: forthwith give notice, or instruct the Paying, Calculation and Transfer Agent to give notice to the Bondholders and the Trustee in the event that the Paying, Calculation and Transfer Agent does not, on or before the due date for any payment in respect of the Bonds, receive unconditionally pursuant to the Paying, Calculation and Transfer Agency Agreement payment of the full amount in the requisite currency of the moneys payable on such due date on all such Bonds;

8.16 **Production and Revenue Notice, etc.**: within 5 Business Days after the end of each month (each a "**Relevant Month**"), the Issuer shall make a Public Announcement (a) setting out the production, average water cut and bottom hole pressure, split between each producing well for that Relevant Month, (b) setting out the estimated revenue generated and estimated average sales price obtained in the month immediately prior to that Relevant Month (the "**Preceding Month**"), (c) confirming that the Issuer has complied with the financial covenant in Condition 2.11 at all times during the Preceding Month and (d) confirming the amount standing to the credit of the Fixed Charge Issuer Account and the aggregate amount standing to the credit of the Floating Charge Accounts as calculated on the Accounts Test Date falling in that Relevant Month;

8.17 **Excess Cash Flow Amount**: no later than the Business Day prior to each Interest Payment Date, provide the Trustee with the Excess Cash Flow Amount Certificate and make a Public Announcement in respect of (a) the Excess Cash Flow Amount (including a statement of all Unprovisioned Decommissioning and Abandonment Liabilities and Net Free Cash) as calculated on the Cash Flow Test Date, (b) the outstanding principal amount of the Bonds as on such Interest Payment Date and (c) the Outstanding Redemption Amount as on such Interest Payment Date;

8.18 **Investment Case**: in respect of any Investment Case, make a Public Announcement in respect of such Investment Case (and the relevant Investment Business Plan) no later than the date that the notice of meeting at which such Investment Case is to be considered is sent to Bondholders in accordance with Schedule 3;

8.19 **Simulation Model**: if a Simulation Model contains a forecast or other production estimates which could reasonably be expected to result in a breach of the Lancaster Field FDP (or any associated production consent or flare consent) in a manner which could reasonably be expected to:

(A)   result in the Issuer or any other member of the Group requesting amendments in respect of, or waivers under, the Lancaster Field FDP;

(B)   result in the OGA or any other applicable regulatory authority refusing to renew or reissue any associated production consent or flare consent, or issuing any sanction or enforcement or other penalty notice (howsoever defined or described), save where the consequences of such notice (if implemented) is immaterial; or

(C)   have a material impact on the Lancaster Field (including, without limitation, the cessation of production at the Lancaster Field prior to the forecasted date of such cessation of production set out in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case (whichever is the most recent)),

(each a "**Simulation Model Event**") the Issuer shall make a Public Announcement of the occurrence of that Simulation Model Event containing a reasonably detailed summary in respect of the content of, and forecasts contained in, the Simulation Model no later than the date falling two Business Days after the date that the board of directors of the Issuer has considered such Simulation Model together with the estimated date on which such Simulation Model Event could be expected to occur;

8.20   **Production Forecast**: on or prior to the last Business Day in March and September in each year, the Issuer shall make a Public Announcement of the forecast of the Lancaster Field Production for the six month period commencing on (and including) the first day of the immediately following month (April or October, as applicable) and ending on (and including) the last day in the next succeeding March or September (as applicable) (a "**Production Forecast**") and shall use reasonable endeavours to announce the Production Forecast at the same time as the delivery of any applicable Compliance Certificate in respect of the annual or semi-annual financial statements; and

8.21   **Average Forecasted Production Event**: if at any time (a) the Issuer reasonably expects that there will be an Average Forecasted Production Event, the Issuer shall make a Public Announcement setting out its expectations and the basis on which those expectations have been made or (b) (i) there is a pump failure which has not been remedied within 14 days of such failure, (ii) the Lancaster Field Production is flowing under natural flow for 14 days or (iii) there exists any other event or circumstance which has negatively affected production or could reasonably be expected to impact production risk and which has remained unremedied for a period of 14 days, the Issuer shall make a Public Announcement in respect of such event (each announcement under (b) above being a "**Production Announcement**").

9.   **Remuneration and Indemnification of the Trustee**

9.1   **Normal Remuneration**: So long as any Bond is outstanding, the Issuer will pay to the Trustee by way of remuneration for its services as trustee such sum as they may from time to time agree. Such remuneration will accrue from day to day from the date of this Trust Deed and shall be payable on such dates as may be agreed between the Issuer and the Trustee. However, if any payment to a Bondholder of the moneys due in respect of any Bond is improperly withheld or refused, such remuneration will continue to accrue as from the date of such withholding or refusal until payment to such Bondholder is duly made.

9.2   **Extra Remuneration**: At any time after the occurrence of an Event of Default or a Potential Event of Default, or after any allegation of an Event of Default or Potential Event of Default or if the Trustee finds it expedient in the interests of Bondholders or necessary or is requested by the Issuer to undertake duties which the Trustee (acting in the interests of

Bondholders) considers to be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under this Trust Deed, the Issuer will pay such additional remuneration as shall be calculated by reference to the Trustee's normal hourly rates in force from time to time.

9.3   **Expenses**: The Issuer will also on demand by the Trustee pay or discharge all costs and charges properly incurred by, and all liabilities properly incurred by, the Trustee in relation to the preparation and execution of this Trust Deed and the carrying out of its functions under this Trust Deed including, but not limited to, legal and travelling expenses and any capital, stamp, registration, documentary or other similar taxes or duties properly paid by the Trustee in connection with any legal proceedings brought or contemplated by the Trustee against the Issuer to enforce any obligation under this Trust Deed, the Paying, Calculation and Transfer Agency Agreement, or the Bonds.

9.4   **Payment of Expenses**: All such costs and charges properly incurred by, and all liabilities incurred by, the Trustee and payments properly made by the Trustee referred to in Clause 9.3 will be payable or reimbursable by the Issuer within 14 days of demand by the Trustee and:

(A)   in the case of payments made by the Trustee prior to such demand will carry interest from the date on which the demand is made at the rate equal to the Trustee's cost of funding on the date on which such payments were made by the Trustee; and

(B)   in all other cases will carry interest at such rate from 30 days after the date on which the demand is made or (where the demand properly specifies that payment is to be made on an earlier dale) from such earlier date.

9.5   **Indemnity**: The Issuer will, on demand, indemnify the Trustee and each of its agents and delegates, in each case on an after-tax basis, in respect of Amounts or Claims paid or incurred by it or by them in acting as Trustee under this Trust Deed (including (1) any Agent/Delegate Liabilities and (2) in respect of disputing or defending any Amounts or Claims made against the Trustee or any Agent/Delegate Liabilities). In this Clause 9.5, "**Amounts or Claims**" are losses, liabilities, costs, fees, claims, actions, demands or expenses (including, but not limited to, any amounts payable in respect of value-added tax and any other taxes or duties paid or payable by the Trustee) and "**Agent/Delegate Liabilities**" are Amounts or Claims which the Trustee is or would be obliged to pay or reimburse to any of its agents or delegates appointed pursuant to this Trust Deed. The Contracts (Rights of Third Parties) Act 1999 applies to this Clause 9.5.

9.6   **Consequential Loss**: Notwithstanding any provision of this Trust Deed to the contrary, the Trustee shall not in any event be liable for indirect, punitive or consequential loss or special damages or other damage of any kind whatsoever (including but not limited to lost profits, loss of goodwill or reputation or loss of opportunity), whether or not foreseeable, even if the Trustee has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

9.7   **Provisions Continuing**: The provisions of Clauses 9.3, 9.4, 9.5, 9.6, 15 and this Clause 9.7 shall survive the satisfaction and discharge of the terms of this Trust Deed and will continue in full force and effect in relation to the Trustee even if it may have ceased to be Trustee.

10.   **Provisions Supplemental to The Trustee Act 1925 and the Trustee Act 2000**

By way of supplement to the Trustee Act 1925 and the Trustee Act 2000 it is expressly declared as follows:

10.1 **Advice**: The Trustee may act on the opinion or advice of, or information obtained from, any expert or a certificate or report or confirmation of any accountants, financial advisers, investment bank, lawyer or expert in each case whether or not addressed to the Trustee and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or by any other person or in any other manner) by reference to a monetary cap, methodology or otherwise, and will not be responsible to anyone for any loss occasioned by so acting.

Any such opinion, advice, certificate, report or information may be sent or obtained by letter, by email or facsimile transmission and the Trustee will not be liable to anyone for acting in good faith on any opinion, advice, certificate, report or information purporting to be conveyed by such means even if it contains some error or is not authentic.

The Trustee shall be entitled to rely without liability on any such report, confirmation or certificate where the Issuer procures delivery of the same pursuant to its obligation to do so under a condition hereof and such report, confirmation or certificate shall be conclusive and binding on the Issuer, the Trustee and the Bondholders in the absence of manifest error.

10.2 **Trustee to Assume Due Performance**: The Trustee need not notify anyone of the execution of this Trust Deed or do anything to ascertain whether any Event of Default or Potential Event of Default has occurred and will not be responsible to Bondholders or any other person for any loss arising from any failure by it to do so and, until it has actual knowledge or express notice to the contrary, the Trustee may assume that no such event has occurred and that the Issuer is performing all its obligations under this Trust Deed and the Bonds and shall not be obliged to monitor whether this is correct.

10.3 **Resolutions of Bondholders**: The Trustee will not be responsible for having acted in good faith upon a resolution purporting to have been passed at a meeting of Bondholders in respect of which minutes have been made and signed or purporting to be a Written Resolution or an Electronic Consent made in accordance with paragraph 18 of Schedule 3 or other direction or request of Bondholders even though it may later be found that there was a defect in the constitution of such meeting or the passing of such resolution or that such resolution or other direction or request of Bondholders was not valid or binding upon the Bondholders.

10.4 **Certificate Signed by Directors**: The Trustee may call for and may accept as sufficient evidence of any fact or matter or of the expediency of any act a certificate (whether or not such certificate is addressed to the Trustee) of the Issuer signed by a director and an authorised signatory on behalf of the Issuer to any fact or matter upon which the Trustee may, in the exercise of any of its functions, require to be satisfied or to have information to the effect that, in the opinion of the person or persons so certifying, any particular act is expedient and the Trustee need not call for further evidence and will not be responsible for any loss that may be occasioned by acting on any such certificate.

10.5 **Deposit of Documents**: The Trustee may appoint as custodian, on any terms, any bank or entity whose business includes the safe custody of documents or any lawyer or firm of lawyers believed by it to be of good repute and may deposit this Trust Deed and any other documents with such custodian and pay all sums due in respect thereof and shall not be responsible for or required to insure against any Loss or liability in connection with any such holding or deposit. The Trustee is not obliged to appoint a custodian of securities payable to bearer.

10.6 **Nominees**: In relation to any asset held by it under this Trust Deed, the Trustee may appoint any person to act as its nominee on any terms.

10.7 **Discretion of Trustee**: Save as expressly provided in this Trust Deed, the Trustee will have absolute and uncontrolled discretion as to the exercise of its functions hereby vested in the Trustee and will not be responsible for the exercise or non-exercise thereof nor for any loss, liability, cost, claim, action, demand, expenses or inconvenience which may result from their exercise or non-exercise, but, whenever the Trustee is under the provisions of this Trust Deed or the Bonds bound to act at the request or direction of the Bondholders, the Trustee shall nevertheless not be so bound unless first indemnified and/or secured and/or prefunded to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing.

10.8 **Agents**: Whenever it considers it expedient in the interests of the Bondholders, the Trustee may, in the conduct of its trust business, instead of acting personally, employ and pay an agent selected by it, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Trustee (including the receipt and payment of money).

10.9 **Delegation:** Whenever it considers it expedient in the interests of the Bondholders, the Trustee may delegate to any person and on any terms (including power to sub-delegate) all or any of its functions. Such delegation may be made on such terms (including power to sub-delegate) and subject to such conditions and regulations as the Trustee may in the interests of the Bondholders thinks fit.

10.10 **Forged Bonds and other documents**: The Trustee will not be liable to the Issuer or any Bondholder by reason of having accepted as valid or not having rejected any entry in the Register or any Bond purporting to be such and later found to be forged or not authentic nor shall it be liable for any action taken or omitted to be taken in reliance on any document, certificate or communication believed by it to be genuine and to have been presented or signed by the proper parties.

10.11 **Confidentiality**: Unless ordered to do so by a court of competent jurisdiction, the Trustee shall not be required to disclose to any Bondholder or any third party any confidential financial or other information made available to the Trustee by the Issuer and no Bondholder shall be entitled to take any action to obtain from the Trustee any such information.

10.12 **Determinations Conclusive**: As between itself and the Bondholders, the Trustee may determine all questions and doubts arising in relation to any of the provisions of this Trust Deed. Every such determination, whether made upon such a question actually raised or implied in the acts or proceedings of the Trustee, will be conclusive in the absence of manifest error and shall bind the Issuer, the Trustee and the Bondholders.

10.13 **Currency Conversion**: Where it is necessary or desirable for any purpose in connection with the terms of this Trust Deed or the Conditions to convert any sum from one currency to another, it will (unless otherwise provided herein or required by law) be converted at such rate or rates, in accordance with such method and as at such date as may be specified by the Trustee but having regard to current rates of exchange, if available. Any rate, method and date so specified will be binding on the Issuer and the Bondholders.

10.14 **Events of Default**: The Trustee may determine whether or not an Event of Default or a Potential Event of Default is in its opinion capable of remedy and/or whether or not any event is in its opinion materially prejudicial to the interests of the Bondholders. Any such determination will be conclusive and binding upon the Issuer and the Bondholders.

10.15 **Payment for and Delivery of Bonds**: The Trustee will not be responsible for the receipt or application by the Issuer of the proceeds of the issue of the Bonds, the exchange of the interests between the Bonds represented by a Global Bond or the delivery of definitive registered Bond to the persons entitled to them.

10.16 **Bonds held by the Issuer etc.**: In the absence of actual knowledge or express notice to the contrary, the Trustee may assume without enquiry (other than requesting a certificate of the Issuer under Clause 8.5) that no Bonds are for the time being held by or on behalf of the Issuer or any Subsidiary of the Issuer.

10.17 **Interests of Bondholders**: In connection with the exercise of its powers, trusts, authorities or discretions (including, but not limited to, those in relation to any proposed modification, waiver or authorisation of any breach or proposed breach of any of the Conditions or any of the provisions of this Trust Deed), the Trustee shall have regard to the interests of the Bondholders as a class and in particular, but without prejudice to the generality of the foregoing, shall not have regard to the consequences of such exercise for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or otherwise to the tax consequences thereof and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Issuer or the Trustee, any indemnification or payment of any tax arising in consequence of any such exercise upon individual Bondholders.

10.18 **Enforcement of Rights**: As referred to in Condition 13, the Trustee need not take any such step, action or proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Bondholders holding at least one quarter in principal amount of the Bonds then outstanding and (b) it shall have been indemnified and/or secured and/or prefunded to its satisfaction.

10.19 **Breach of Undertakings**: The Trustee assumes no responsibility for ascertaining whether or not (i) a breach of any of the undertakings in Condition 9 shall have occurred or (ii) any such breach shall have been rectified. The Trustee shall not be liable for any loss arising from any determination or calculation made pursuant to the Conditions or from any failure or delay in making any such determination or calculation.

10.20 **Responsibility for Agents etc.**: If the Trustee exercises due care in selecting any custodian, agent, delegate or nominee appointed under this Clause (an "**Appointee**"), it will not have any obligation to supervise the Appointee or be responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of the Appointee's misconduct or default or misconduct or default of any substitute appointed by the Appointee.

10.21 **Incurrence of Financial Liability**: Nothing contained in this Trust Deed shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties or the exercise of any power, rights, authority or discretion hereunder if it determines in its sole discretion that the repayment or prepayment of the funds or the provision of an indemnity satisfactory to it against, or security and/or prefunding for, such risk or liability is not assured to it and the Trustee shall have no obligation to take any such action or exercise any such power, right, authority or discretion unless so indemnified or holding such security or in receipt of such prefunding.

10.22 **Independent Financial Adviser**: The Trustee has no responsibility for the accuracy or otherwise of any determination made by an independent financial adviser pursuant to the Conditions.

10.23 **Reliance on Certification of Clearing System**: The Trustee may call for and shall be at liberty to accept and place full reliance on as sufficient evidence thereof and shall not be liable to the Issuer or any Bondholder by reason only of either having accepted as valid or not having rejected any certificate or other document issued by any clearing system as to the nominal amount of the Bonds beneficially owned by any person or any other matter (and any such certificate or other document so accepted by the Trustee shall, in the absence of manifest error, be conclusive and binding for all purposes) and any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system in accordance with its usual procedures and in which the holder of a particular nominal amount of the Bonds is clearly identified together with the amount of such holding.

10.24 **Legal Opinions**: The Trustee shall not be responsible to any person for failing to request, require or receive any legal opinion relating to any Bonds or for checking or commenting upon the content of any such legal opinion.

10.25 **Trustee not Responsible**: The Trustee shall not be responsible for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of this Trust Deed or any other document relating thereto, any licence, consent or other authority for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of this Trust Deed or any other document relating thereto. In addition the Trustee shall not be responsible for the effect of the exercise of any of its powers, duties and discretions hereunder.

10.26 **Right to Deduct or Withhold**: Notwithstanding anything contained in this Trust Deed, to the extent required by any applicable law, if the Trustee is or will be required to make any deduction or withholding from any distribution or payment made by it hereunder or if the Trustee is or will be otherwise charged to, or is or may become liable to, tax as a consequence of performing its duties hereunder whether as principal, agent or otherwise, and whether by reason of any assessment, prospective assessment or other imposition of liability to taxation of whatsoever nature and whensoever made upon the Trustee, and whether in connection with or arising from any sums received or distributed by it or to which it may be entitled under this Trust Deed (other than in connection with its remuneration as provided for herein) or any investments or deposits from time to time representing the same, including any income or gains arising therefrom or any action of the Trustee in connection with the trusts of this Trust Deed (other than the remuneration herein specified) or otherwise, then the Trustee shall be entitled to make such deduction or withholding or, as the case may be, to retain out of sums received by it an amount sufficient to discharge any liability to tax which relates to sums so received or distributed or to discharge any such other liability of the Trustee to tax from the funds held by the Trustee upon the trusts of this Trust Deed.

10.27 **Responsibility for Statements etc.**: The Trustee shall not be responsible for, or for investigating any matter which is the subject of, any recital, statement, representation, warranty or covenant of any person contained in this Trust Deed, or any other agreement or document relating to the transactions contemplated in this Trust Deed or under such other agreement or document.

10.28 **Not bound to act**: The Trustee shall not be bound to take any action in connection with this Trust Deed or any obligations arising hereunder, including without prejudice to the generality of the foregoing, forming any opinion or employing any financial adviser, where it is not reasonably satisfied that the Issuer will be able to indemnify and/or secure and/or prefund it against all liabilities which may be properly incurred in connection with such action and may demand prior to taking any such action that there be paid to it in advance such sums as it reasonably considers (without prejudice to any further demand) shall be sufficient so to indemnify and/or secure and/or prefund it and on such demand being made the Issuer shall be obliged to make payment of all such sums in full.

10.29 **Illegality**: Notwithstanding anything else herein contained, the Trustee may refrain from doing anything that would or might in its opinion be illegal or contrary to any law of any jurisdiction or any directive or regulation of any agency of any state or which would or might otherwise render it liable to any person or cause it to act in a manner which might prejudice its interests and may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

10.30 **No responsibility for Rating**: The Trustee will have no responsibility for the obtaining or maintenance of any rating of the Bonds by the rating agencies or any other person.

10.31 **Communications**: In no event shall the Trustee be liable for any Losses arising to the Trustee as a result of receiving or transmitting any data from the Issuer, any authorised person appointed by the Issuer or any party to the transaction via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or email.

10.32 **Error of judgement**: The Trustee shall not be in any way responsible for any liability incurred by reason of any error of judgement made in good faith by any of its employees or agents.

10.33 **Reports**: The Trustee is entitled to accept and rely without liability on any report, confirmation or certificate or any advice of any accountants, financial advisers or financial institution, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise, and if so relied upon such report, confirmation or certificate or advice shall be conclusive and binding on the Issuer, the Trustee and the Bondholders.

10.34 **No duty to monitor**: The Trustee shall not have any duty to monitor the performance by the Agents or other party to a Transaction Document of their obligations to the Issuer nor is it obliged (unless indemnified and/or secured and/or pre-funded to its satisfaction) to take any other action, step or proceeding which may involve the Trustee in any personal liability or expense.

10.35 **Duty**:

(A) In acting as Trustee under the Trust Deed, the Trustee does not assume any duty or responsibility to an Appointee, any of the parties to the Transaction Documents or to a Secured Creditor (other than to pay to any such party any moneys received and payable to it and to act in accordance with the provisions of the Conditions and the Trust Deed) and shall have regard solely to the interests of the Bondholders.

(B) Except as explicitly provided in the Conditions or the Trust Deed, the Trustee shall not be obliged to act on any directions of any Secured Creditor or any of the parties to the Transaction Documents. In addition, the Trustee need not make any investigation into the validity of any such party's obligations in respect of any of the Secured Property.

10.36 **No Responsibility for Transaction Documents**: The Trustee assumes no responsibility for, and shall not by the execution of the Global Bond and the Definitive Bonds (as may be applicable) or any other Transaction Document relating to the Bonds be deemed to make any representation as to, the adequacy, sufficiency, validity or enforceability of such Transaction Documents or any agreement constituted by the execution thereof.

10.37 **No Responsibility for calculations**: except where expressly provided otherwise in the Transaction Documents, any information, statements, certificate or report provided to the

Trustee under the terms of the Transaction Documents (including, without limitation, any Excess Cash Flow Amount Certificate) are provided to the Trustee for information purposes only and the Trustee will not and is under no duty to routinely review or monitor such information and makes no representation with respect thereto. The Trustee assumes no responsibility for any calculations made by any other party in relation to the Bonds and shall have no responsibility for monitoring, assessing, verifying, or re-calculating any such amount, including (without limitation) any amount set out in an Excess Cash Flow Amount Certificate.

11.   **Trustee liable for negligence**

Section 1 of the Trustee Act 2000 shall not apply to any function of the Trustee. Where there are any inconsistencies between the Trustee Act 1925, the Trustee Act 2000 and the provisions of this Trust Deed, the provisions of this Trust Deed shall, to the extent allowed by law, prevail and, in the case of any such inconsistency with the Trustee Act 2000, the provisions of this Trust Deed shall constitute a restriction or exclusion for the purposes of that Act.

The Trustee shall not be liable to any person for any matter or thing done or omitted in any way in connection with or in relation to this Trust Deed, the Bonds or the other Transaction Documents (including directing the Security Trustee) save in relation to its own gross negligence, wilful default or fraud.

12.   **Waiver, Enforcement and Proof of Default**

12.1   **Waiver**: The Trustee may, without the consent of the Bondholders and without prejudice to its rights in respect of any subsequent breach, from time to time and at any time, if in its opinion the interests of the Bondholders will not be materially prejudiced thereby, waive or authorise, on such terms and conditions as seem expedient to it, any breach, continuing breach or proposed breach by the Issuer of any of the provisions of this Trust Deed, any trust deed supplemental to the Trust Deed, the Paying, Calculation and Transfer Agency Agreement, any agreement supplemental to the Paying, Calculation and Transfer Agency Agreement or any other Transaction Document to which it is party, or the Bonds or determine that any Event of Default or Potential Event of Default will not be treated as such for the purposes of this Trust Deed provided that the Trustee will not do so in contravention of any express direction given by an Extraordinary Resolution or a request made pursuant to Condition 8 but so that no such direction or request will affect any previous waiver, authorisation or determination. Any such waiver, authorisation or determination will be binding on the Bondholders and, if the Trustee so requires, will be notified to the Bondholders promptly in accordance with Condition 15.

12.2   **Proof of Default**: If it is proved that as regards any specified Bond the Issuer has failed to pay any sum due to the relevant Bondholder such proof will (unless the contrary be proved) be sufficient evidence that the same default has been made as regards all other Bonds which are then payable.

13.   **Trustee not Precluded from Entering into Contracts**

Neither the Trustee nor any director, entities associated with the Trustee, or officer of a corporation acting as a Trustee, whether acting for itself or in any other capacity, will be precluded from becoming the owner of, or acquiring any interest in, or holding, or disposing of, any Bonds or any securities of the Issuer or any of its Subsidiaries, holding or associated companies with the same rights as it would have had if the Trustee were not the Trustee or from entering into or being interested in any contracts or transactions with the Issuer or any of its Subsidiaries, holding or associated companies or from acting on, or as depositary or agent for, any committee or body of holders of any securities of the Issuer or any of its Subsidiaries, holding or associated companies and will not be liable to account for any profit resulting therefrom.

14. **Modification**

The Trustee may agree with the Issuer, without the consent of the Bondholders, to (a) any modification of any of the provisions of this Trust Deed, any trust deed supplemental to this Trust Deed (or the Conditions), the Paying, Calculation and Transfer Agency Agreement, any agreement supplemental to the Paying, Calculation and Transfer Agency Agreement, the Bonds or any other Transaction Document which is, in the Trustee's opinion, of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law, and (b) any other modification to this Trust Deed (or the Conditions), any trust deed supplemental to this Trust Deed, the Paying, Calculation and Transfer Agency Agreement, any agreement supplemental to the Paying, Calculation and Transfer Agency Agreement, the Bonds, or any other Transaction Document which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. Any such modification or authorisation shall be binding on the Bondholders and, if the Trustee so requires, such modification shall be notified to the Bondholders promptly in accordance with Condition 15.

15. **Appointment, Retirement and Removal of the Trustee**

15.1 **Appointment**: The Issuer will have the power of appointing new trustees but no person will be so appointed unless previously approved by an Extraordinary Resolution. A trust corporation will at all times be a Trustee and may be the sole Trustee. Any appointment of a new Trustee will be notified by the Issuer to the Bondholders in accordance with Condition 15 as soon as practicable.

15.2 **Retirement and Removal**: Any Trustee may retire at any time on giving not less than three months' prior notice in writing to the Issuer without giving any reason and without being responsible for any costs occasioned by such retirement and the Bondholders may by Extraordinary Resolution remove any Trustee provided that the retirement or removal of any sole trustee or sole trust corporation will not become effective until a trust corporation is appointed as successor Trustee. If a sole trustee or sole trust corporation gives notice of retirement or an Extraordinary Resolution is passed for its removal under this Clause 15.2, the Issuer will use all reasonable endeavours to procure that another trust corporation be appointed as Trustee, but if the Issuer has failed to do so within three months of such notice being given or since the date of such Extraordinary Resolution, the Trustee may exercise the power of appointing a successor trustee.

15.3 **Co-Trustees**: The Trustee may, despite Clause 15.1, by notice in writing to the Issuer appoint any one to act as an additional Trustee jointly with the Trustee:

(A)   if the Trustee considers such appointment to be in the interests of the Bondholders;

(B)   for the purpose of conforming with any legal requirement, restriction or condition in any jurisdiction in which any particular act is to be performed; or

(C)   for the purpose of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction against the Issuer of either a judgment already obtained or any of the provisions of this Trust Deed.

Subject to the provisions of this Trust Deed the Trustee may confer on any person so appointed such functions as it thinks fit. The Trustee may by notice in writing to the Issuer and such person remove any person so appointed. At the request of the Trustee, the Issuer will do all things as may be required to perfect such appointment or removal and irrevocably appoints the Trustee to be its attorney in its name and on its behalf to do so.

15.4 **Competence of a Majority of Trustees**: If there are more than two Trustees the majority of such Trustees will (provided such majority includes a trust corporation) be competent to carry out all or any of the Trustee's functions.

16. **Currency Indemnity**

16.1 **Currency of Account and Payment**: U.S. dollars (the "**Contractual Currency**") is the sole currency of account and payment for all sums payable by the Issuer under or in connection with this Trust Deed and the Bonds, including damages.

16.2 **Extent of discharge**: An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the insolvency, winding-up or dissolution of the Issuer or otherwise), by the Trustee or any Bondholder in respect of any sum expressed to be due to it from the Issuer will only discharge the Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

16.3 **Indemnity**: If that Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under this Trust Deed or the Bonds, the Issuer will indemnify it against any loss sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any purchase referred to in Clause 16.2.

16.4 **Indemnity separate**: The indemnities in this Clause 16 and in Clause 9.5 constitute separate and independent obligations from the other obligations in this Trust Deed, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Trustee and/or any Bondholder and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Trust Deed and/or the Bonds or any other judgment or order.

17. **Communications**

Any communication shall be by letter delivered personally or facsimile transmission in the English language, or by email to the email address set out below:

in the case of the Issuer, to it at:

Hurricane Energy plc
Ground Floor
The Wharf
Abbey Mill Business Park
Lower Eashing
Godalming
Surrey GU7 2QN

Email: Daniel.Jankes@hurricaneenergy.com
Attention: Daniel Jankes

and in the case of the Trustee, to it at:

U.S. Bank Trustees Limited
Fifth Floor
125 Old Broad Street
London EC2N 1AR

Fax no.:   +44 (0)20 7365 2577
Email: cdrm@usbank.com
Attention: Relationship Management Group

Any such communication will take effect, in the case of delivery, at the time of delivery or, in the case of facsimile transmission, at the time of despatch, or in the case of email, when actually received (or made available) in readable form.

18. **Governing Law and Jurisdiction**

18.1 **Governing Law**: This Trust Deed and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

18.2 **Jurisdiction**: The courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Trust Deed and the Bonds and accordingly any legal action or proceedings arising out of or in connection with this Trust Deed or the Bonds (for the purposes of this Clause 18.2, "**Proceedings**") may be brought in such courts. The Issuer irrevocably submits to the jurisdiction of such courts and waives any objections to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This Clause 18.2 is for the benefit of each of the Trustee and the Bondholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

19. **Counterparts**

This Trust Deed and any trust deed supplemental hereto may be executed and delivered in any number of counterparts, all of which, taken together, shall constitute one and the same deed and any party to this Trust Deed or any Trust Deed supplemental hereto may enter into the same by executing and delivering a counterpart.

20. **Contracts (Rights of Third Parties) Act 1999**

A person who is not a party to this Trust Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Trust Deed except and to the extent (if any) that this Trust Deed expressly provides for such Act to apply to any of its terms. The parties to this Trust Deed shall have the right to amend, vary or rescind any provision of this Trust Deed without the consent of any such third party.

21. **Assignment**

The Issuer shall not be entitled to assign or transfer all or any of its own rights or obligations hereunder.

SCHEDULE 1 : FORM OF DEFINITIVE BOND

On the front

Common Code: 164146227

ISIN: XS1641462277

THE BONDS REPRESENTED BY THIS DEFINITIVE BOND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNDER THE SECURITIES ACT EXCEPT IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATIONS UNDER THE SECURITIES ACT

HURRICANE ENERGY PLC

(incorporated under the laws of England and Wales as company number 05245689)

U.S.$[180,000,000] 14.4% Senior Secured Bonds due 2024

The Bonds represented by this definitive bond form part of a series designated as specified in the title (the "**Bonds**") of Hurricane Energy plc (the "**Issuer**"). The Bonds are constituted by a trust deed dated 24 July 2017 between the Issuer and U.S. Bank Trustees Limited as Trustee (the "**Trustee**") as amended and restated on or around _____ 2021 and as further supplemented or amended from time to time (the "**Trust Deed**"). The Bonds are subject to, and have the benefit of, that Trust Deed and the terms and conditions (the "**Conditions**") endorsed hereon. Terms defined in the Trust Deed have the same meanings when used herein.

The Issuer hereby certifies that [●] of [●] is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in the principal amount of U.S.$ [●]. For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Definitive Bond is issued such amount or amounts as shall become due and payable from time to time in respect of such Bonds and otherwise to comply with the Conditions.

The statements set forth in the legend above are an integral part of the Bond or Bonds in respect of which this Definitive Bond is issued and by acceptance thereof each holder agrees to be subject to and bound by the terms and provisions set forth in such legend.

This Definitive Bond is evidence of entitlement only. Title to the Bonds passes only on due registration on the register of Bondholders and only the duly registered holder is entitled to payments in respect of this Definitive Bond.

This Definitive Bond shall not be valid for any purpose until authenticated by or on behalf of the Registrar.

This Definitive Bond, and any non-contractual obligations arising out of or in connection with it, shall be governed by, and shall be construed in accordance with, English law.

Issued as of [●]

HURRICANE ENERGY PLC

By:

Certificate of Authentication

Certified by or on behalf of the Registrar that the above-named holder is at the date hereof entered in the register of Bondholders as holder of the above-mentioned principal amount of Bonds.

ELAVON FINANCIAL SERVICES DAC (as Registrar) (without warranty, recourse or liability)

By:

Authorised Signatory

Dated:

On the back:

[The Terms and Conditions of the Bonds will be inserted]

FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby transfers to

[   ]

[   ]

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF TRANSFEREE)

U.S.$[•] principal amount of the Bond(s) in respect of which this Definitive Bond is issued, and all rights under it or them, and irrevocably constitutes and appoints [ ] as attorney to transfer such principal amount on the books kept for registration thereof, with full power of substitution.

Dated [ ] [ ].

Signed [ ]   Certifying Signature

Note:

1.   The signature to this transfer must correspond with the name as it appears on the face of this Definitive Bonds.

2.   A representative of the registered Bondholder should state the capacity in which he signs e.g. executor.

3.   The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered Bondholder or be certified by a recognised bank, notary public or in such other manner as the relevant Paying, Calculation and Transfer Agent may require.

4.   This form should be dated the date on which it was deposited with the relevant Paying, Calculation and Transfer Agent.

5.   The transferor will be deemed to have represented, acknowledged and agreed that any Bond (or beneficial interest therein) may be sold, pledged or otherwise transferred only:

    (A)   in an offshore transaction meeting the requirements of Rule 903 and 904 of Regulation S; or

    (B)   pursuant to an exemption from registration under the Securities Act, if available

SCHEDULE 2 : FORM OF GLOBAL BOND

THE BONDS REPRESENTED BY THIS GLOBAL BOND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNDER THE SECURITIES ACT EXCEPT IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Common Code: 164146227

ISIN: XS1641462277

HURRICANE ENERGY PLC
(incorporated under the laws of England and Wales as company number 05245689)

U.S.$[180,000,000] 14.4% Senior Secured Bonds due 2024

The Bonds in respect of which this Global Bond is issued form part of the series designated as specified in the title (the "**Bonds**") of Hurricane Energy plc (the "**Issuer**").

The Issuer hereby certifies that USB Nominees (UK) Limited is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in the principal amount of

U.S.$ [180,000,000]

([ONE HUNDRED AND EIGHTY MILLION] U.S. DOLLARS)

or such other amount as is shown on the register of Bondholders as being represented by this Global Bond and is duly endorsed (for information purposes only) in the third column of Schedule A to this Global Bond. For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Global Bond is issued, such amount or amounts as shall become due and payable from time to time in respect of such Bonds and otherwise to comply with the Conditions referred to below.

The Bonds were constituted by a Trust Deed dated 24 July 2017 as amended and restated pursuant to and in accordance with the terms of 2021 Amendment and Restatement Agreement and as further supplemented or amended from time to time (the "**Trust Deed**") made between the Issuer and U.S. Bank Trustees Limited as trustee (the "**Trustee**") and are subject to the Trust Deed and the terms and conditions (the "**Conditions**") set out in Schedule 4 to the Trust Deed, and as modified by the provisions of this Global Bond from time to time. Terms defined in the Trust Deed have the same meaning when used herein.

This Global Bond was amended and restated pursuant to and in accordance with the terms of the 2021 Amendment and Restatement Agreement and replaces the Global Bond originally issued on 24 July 2017.

This Global Bond is evidence of entitlement only.

Title to the Bonds passes only on due registration of Bondholders and only the duly registered holder is entitled to payments on Bonds in respect of which this Global Bond is issued.

Amendments to Conditions

The Conditions are modified as follows in so far as they apply to the Bonds represented by this Global Bond as issued.

Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear Bank SA/NV ("**Euroclear**"), Clearstream Banking S.A. ("**Clearstream, Luxembourg**") or any other clearing system ("**Alternative Clearing System**") as the holder of a Bond represented by this Global Bond must look solely to Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System (as the case may be) for his share of each payment made by the Issuer to the holder of this Global Bond and in relation to all other rights arising under the Global Bond, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or such Alternative Clearing System (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Bonds for so long as the Bonds are represented by this Global Bond and such obligations of the Issuer will be discharged by payment to the holder of this Global Bond in respect of each amount so paid.

Exchange

Owners of beneficial interests in the Bonds in respect of which this Global Bond is issued will be entitled to have title to the Bonds registered in their names and to receive individual Definitive Bonds if (1) either Euroclear or Clearstream, Luxembourg (or any such Alternative Clearing System) is closed for business for a continuous period of 14 clear days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so or (2) there shall have occurred and be continuing an Event of Default.

The issue of the Definitive Bonds will be announced on such stock exchange as the Bonds may be listed or admitted to trading from time to time (as long as the Bonds are listed or admitted to trading thereon and the rules of such stock exchange so require, and such announcement will include all material information with respect to the issue and delivery of the Definitive Bonds).

In such circumstances, the Issuer will cause sufficient individual Definitive Bonds to be executed and delivered to the Registrar for completion, authentication and despatch to the relevant Bondholders within 21 clear days following a request therefor by the holder of this Global Bond. A person with an interest in the Bonds represented by this Global Bond must provide the Registrar with (a) a written order containing instructions and other such information as the Issuer and the Registrar may require to complete, execute and deliver such individual definitive registered Bonds and (b) a certificate to the effect that such person is not transferring its interest in this Global Bond.

In the case of Definitive Bonds issued in exchange for any Global Bond, such Definitive Bonds shall bear, and be subject to, such legends, as the Issuer requires in order to ensure compliance with any applicable securities law. The holder of such Definitive Bond may transfer the Bonds represented by such Definitive Bonds subject to compliance with the provisions of such legend. Upon transfer, exchange or replacement of Definitive Bonds bearing the legend, or upon specific request for removal of the legend, the Issuer will deliver only Definitive Bonds which bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may be required by the Issuer at its discretion that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

Meetings

The holder hereof shall be treated as having one vote in respect of each U.S.$150,000 principal amount of Bonds represented by this Global Bond. The Trustee may allow to attend and speak (but not to vote) at any meeting of Bondholders any accountholder (or the representative of any such person) of a clearing system with an interest in the Bonds represented by this Global Bond on confirmation of entitlement and proof of his identity.

Redemption at the Option of the Issuer

The option of the Issuer provided for in Condition 5.2 shall be exercised by the Issuer giving notice to the Bondholders within the time limits and in accordance with the requirements set out in, and containing the information required by, that Condition.

Issuer Conversion following an Issuer Conversion Event Date

The option of the Issuer provided for in Condition 5.6 may be exercised by the Issuer in accordance with the requirements set out in that Condition.

Tax Election Option of the Bondholders

The option of the Bondholders provided for in Condition 5.2 may be exercised by the holder of this Global Bond by giving notice to the Registrar within the time limits relating to the deposit of Bonds in Condition 5.2 and substantially in the form of the Bondholders Tax Election Notice as set out in Schedule 2 to the Paying, Calculation and Transfer Agency Agreement. Such notice shall be obtainable from the specified office of any Paying, Calculation and Transfer Agent and shall state the number of Bonds in respect of which the option is exercised. Upon exercise of the option the relevant Bondholder shall present this Global Bond to the Registrar for annotation in Schedule A hereto accordingly.

Trustee's Powers

In considering the interests of Bondholders the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of Bonds and (b) consider such interests on the basis that such accountholders were the holders of the Bonds represented by this Global Bond.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds represented by this Global Bond shall be recognised as the beneficiaries of the trusts set out in the Trust Deed to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder as if they were themselves the holders of Bonds in such principal amounts.

Payments

Payments of principal in respect of Bonds represented by this Global Bond will be made against presentation and, if no further payment falls to be made in respect of the Bonds, surrender of this Global Bond to or to the order of the Paying, Calculation and Transfer Agent or such other Agent as shall have been notified to the holder of this Global Bond for such purpose.

Electronic Consent and Written Resolution

While any Global Bond is registered in the name of any nominee for Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, then:

(1) where the terms of the proposed resolution have been notified to the Bondholders through the relevant clearing system(s), each of the Issuer and the Trustee shall be entitled to rely upon approval of such resolution proposed by the Issuer or the Trustee (as the case may be) given by way of electronic consents communicated through the electronic communications systems of the relevant clearing system(s) in accordance with their operating rules and procedures by or on behalf of the holders of not less than (a) two-thirds in principal amount of the Bonds in respect of an Extraordinary Resolution other than in respect of a Special Quorum Matter, or (b) 75 per cent. in principal amount of the Bonds in respect of an Extraordinary Resolution which is a Special Quorum Matter (an "**Electronic Consent**"). An Electronic Consent shall, for all purposes (including in respect of a Special Quorum Matter), take effect as an Extraordinary Resolution passed at a meeting of Bondholders duly convened and held, and shall be binding on all Bondholders whether or not they participated in such Electronic Consent. The Paying, Calculation and Transfer Agent shall confirm the result of voting on any Electronic Consent in writing to the Issuer and the Trustee (in a form satisfactory to the Trustee) (which confirmation may be given by e-mail), specifying (as of the deadline for the Electronic Consent): (A) the outstanding principal amount of the Bonds and (B) the outstanding principal amount of the Bonds in respect of which consent to the resolution has been given in accordance with this provision. The Issuer and the Trustee may rely and act without further enquiry on any such confirmation from the Paying, Calculation and Transfer Agent and shall have no liability or responsibility to anyone as a result of such reliance or action. The Trustee shall not be bound to act on any Electronic Consent in the absence of such a confirmation from the Paying, Calculation and Transfer Agent in a form satisfactory to it; and

(2) where Electronic Consent is not being sought, for the purpose of determining whether a Written Resolution has been validly passed, the Issuer and the Trustee shall be entitled to rely on consent or instructions given in writing directly to the Issuer and/or the Trustee, as the case may be, by accountholders in the clearing system with entitlements to such Global Bond or, where the accountholders hold any such entitlement on behalf of another person, on written consent from or written instruction by the person for whom such entitlement is ultimately beneficially held, whether such beneficiary holds directly with the accountholder or via one or more intermediaries and provided that, in each case, the Issuer and the Trustee have obtained commercially reasonable evidence to ascertain the validity of such holding and have taken reasonable steps to ensure that such holding does not alter following the giving of such consent or instruction and prior to the effecting of such amendment. Any resolution passed in such manner shall be binding on all Bondholders, even if the relevant consent or instruction proves to be defective. For the purposes of this paragraph, "commercially reasonable evidence" includes any certificate or other document issued by Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, or issued by an accountholder of them or an intermediary in a holding chain, in relation to the holding of interests in the Bonds. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream, Luxembourg's CreationOnline system) in accordance with its usual procedures and in which the accountholder of a particular principal or nominal amount of the Bonds is clearly identified together with the amount of such holding. Neither the Issuer nor the Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by any such person and subsequently found to be forged or not authentic.

Notices

So long as Bonds are represented by this Global Bond and this Global Bond is held on behalf of Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, notices to the holders of such Bonds shall be given by delivery of the relevant notice to the relevant clearing system for communication by it to entitled accountholders.

This Global Bond shall not be valid for any purpose until authenticated by or on behalf of the Registrar.

This Global Bond and any non-contractual obligations arising out of or in connection with it shall be governed by, and shall be construed in accordance with, English law.

IN WITNESS WHEREOF the Issuer has caused this Global Bond to be signed on its behalf.

Dated

HURRICANE ENERGY PLC

By: By:

Authorised Director   Authorised Director

Certificate of Authentication

Certified that the above-named holder is at the date hereof entered in the register of Bondholders as holder of the above-mentioned principal amount of Bonds.

ELAVON FINANCIAL SERVICES DAC (as Registrar) (without warranty, recourse or liability)

By:

Authorised Signatory

Dated

SCHEDULE A

SCHEDULE SHOWING CHANGES IN THE PRINCIPAL AMOUNT OF THE BONDS REPRESENTED BY THIS GLOBAL BOND

The following shows the principal amount of the Bonds represented by this Global Bond as a result of (a) redemption of Bonds or (b) transfer of Bonds:

Date of Transfer/ Redemption/ Purchase and cancellation (stating which)	Amount of change in principal amount of Bonds represented by this Global Bond	Principal amount of Bonds represented by this Global Bond following such change	Notation made by or on behalf of the Paying, Calculation and Transfer Agent

SCHEDULE 3 : PROVISIONS FOR MEETINGS OF BONDHOLDERS

1.

    (A)

        (1)   A holder of a Bond may by an instrument in writing (a "**form of proxy**") in the form available from the specified office of any Agent in English signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to the Agent not later than 24 hours before the time fixed for any meeting, appoint any person (a "**proxy**") to act on his or its behalf in connection with any meeting or proposed meeting of Bondholders.

        (2)   A holder of a Bond which is a corporation may by delivering to any Agent not later than 24 hours before the time fixed for any meeting a resolution of its Directors or other governing body in English authorise any person to act as its representative (a "**representative**") in connection with any meeting or proposed meeting of Bondholders.

        (3)   Any proxy appointed pursuant to sub-paragraph 1(A)(1) above or representative appointed pursuant to sub-paragraph 1(A)(2) above shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Bondholders specified in such appointment, to be the holder of the Bonds to which such appointment relates and the holder of the Bond shall be deemed for such purposes not to be the holder. The Issuer and the Trustee shall be entitled to assume that any proxy has been validly appointed and that such appointment remains in effect unless notice of revocation is given to the Issuer at its registered office not less than 24 hours prior to the time fixed for the meeting or, thereafter, to the Chairman of the meeting.

    (B)   Forms of proxy shall be valid for so long as the relevant Bonds shall be duly registered in the name(s) of the registered holder(s) certified in the name of the appointor but not otherwise and notwithstanding any other provision of this Schedule and during the validity thereof the proxy shall, for all purposes in connection with any meeting of holders of Bonds, be deemed to be the holder of the Bonds of the relevant series to which such form of proxy relates.

2.   Each of the Issuer and the Trustee at any time may, and the Trustee (subject to its being indemnified and/or secured and/or prefunded to its satisfaction against all costs and expenses thereby occasioned) upon a request in writing of Bondholders holding not less than 10 per cent. in principal amount of the Bonds for the time being outstanding shall, convene a meeting of Bondholders. Whenever any such party is about to convene any such meeting it shall forthwith give notice in writing to each other party of the day, time and place (including electronic platforms) of the meeting and of the nature of the business to be transacted at it. Every such meeting shall be held at such time and place (including electronic platforms) as the Trustee may approve. A meeting hosted on an electronic platform may be held provided that the Bondholders may attend simultaneously by electronic means and if the chairman of the meeting is satisfied that adequate facilities are available throughout the electronic meeting to ensure that those persons attending the electronic meeting who are not present together at the same place may, by electronic means, attend and speak and vote at it.

3.   At least 10 clear days' notice (exclusive of the day on which the notice is given and of the day on which the meeting is held) specifying the day, time and place of meeting shall be given to the Bondholders, and whether the meeting shall be a physical or an electronic meeting (and, in respect of an electronic meeting, the time, date and electronic platform for the meeting). A copy of the notice shall in all cases be given by the party convening the meeting to each of the other parties. Such notice shall also specify, unless in any particular case the Trustee otherwise agrees, the nature of the resolutions to be proposed and shall explain how Bondholders may appoint proxies or representatives, and the details of the time limits applicable.

4.   A person (who may, but need not, be a Bondholder) nominated in writing by the Trustee may take the chair at every such meeting but if no such nomination is made or if at any meeting the person nominated shall not be present within 15 minutes after the time fixed for the meeting the Bondholders present shall choose one of their number to be chairman, failing which the Issuer may appoint a chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

5.   At any such meeting any one or more persons present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than one tenth in principal amount of the Bonds for the time being outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below) be one or more persons present holding Bonds or being proxies or representatives and holding or representing in the aggregate a clear majority in principal amount of the Bonds for the time being outstanding provided that at any meeting the business of which includes any of the Special Quorum Matters specified in paragraph 15, the quorum shall be one or more persons present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than two-thirds in principal amount of the Bonds for the time being outstanding.

6.   If within 15 minutes from the time fixed for any such meeting a quorum is not present the meeting shall stand adjourned (unless the Issuer and the Trustee agree that it be dissolved) for such period, not being less than 10 clear days nor more than 42 clear days, and to such place, as may be decided by the chairman. At such adjourned meeting one or more persons present holding Bonds or being proxies or representatives (whatever the principal amount of the Bonds so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting provided that at any adjourned meeting at which is to be proposed an Extraordinary Resolution for the purpose of effecting any Special Quorum Matter, the quorum shall be one or more persons so present holding Bonds or being proxies or representatives and holding or representing in the aggregate not less than one-third in principal amount of the Bonds for the time being outstanding.

7.   The chairman may with the consent of (and shall if directed by) any meeting adjourn such meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. If a quorum is not present within 15 minutes from the time fixed for a meeting so adjourned, the meeting shall be dissolved.

8.   At least 10 clear days' notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum

required at such adjourned meeting. It shall not, however, otherwise be necessary to give any notice of an adjourned meeting.

9.   Every question submitted to a meeting shall be decided in the first instance by a show of hands.

10.   At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman, the Issuer, the Trustee or by one or more persons holding one or more Bonds or being proxies or representatives and holding or representing in the aggregate not less than one-fiftieth in principal amount of the Bonds for the time being outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by any particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

11.   If at any meeting a poll is so demanded, it shall be taken in such manner and (subject as provided below) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

12.   Any poll demanded at any meeting on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

13.   The Issuer and the Trustee (through their respective representatives) and their respective financial and legal advisers may attend and speak at any meeting of Bondholders. No one else may attend at any meeting of Bondholders or join with others in requesting the convening of such a meeting unless he is the holder of a Bond or is a proxy or a representative.

14.   At any meeting on a show of hands every person who is present and who produces a Bond or is a proxy or a representative shall have one vote and on a poll every person who is so present shall have one vote in respect of each U.S.$150,000 (or, in the case of meetings of holders of Bonds denominated in another currency, as the Trustee in its absolute discretion may decide) in principal amount of the Bonds so produced or in respect of which he is a proxy or a representative. Without prejudice to the obligations of proxies any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

15.   A meeting of Bondholders shall, subject to the Conditions, in addition to the powers given above, but without prejudice to any powers conferred on other persons by this Trust Deed, have power exercisable by Extraordinary Resolution:

15.1   to sanction any proposal by the Issuer or the Trustee for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Bondholders against the Issuer or against any of its property whether such rights shall arise under this Trust Deed or otherwise;

15.2   to assent to any modification of this Trust Deed, the Conditions, the 2021 Deed of Charge or any other Transaction Document that relates to the rights appertaining to the Bonds which shall be proposed by the Issuer or the Trustee;

15.3   to authorise anyone to concur in and do all such things as may be necessary to carry out and to give any authority, direction or sanction which under this Trust Deed or the Bonds is required to be given by Extraordinary Resolution;

15.4   to appoint any persons (whether Bondholders or not) as a committee or committees to represent the interests of the Bondholders and to confer upon such committee or committees any powers or discretions which the Bondholders could themselves exercise by Extraordinary Resolution;

15.5   to approve a person proposed to be appointed as a new Trustee and to remove any Trustee;

15.6   to approve the incurrence of any Capital Expenditure by any member of the Group in excess of the Capital Expenditure Maximum Amount; or

15.7   to discharge or exonerate the Trustee from any liability in respect of any act or omission for which it may become responsible under this Trust Deed or the Bonds,

provided that the provisions in respect of the special quorum matters contained in the proviso to paragraph 5 and, in the case of an adjourned meeting, in the proviso to paragraph 6 shall apply in relation to any Extraordinary Resolution for the purpose of making any modification to the provisions contained in this Trust Deed or the Bonds or any other Transaction Document which would have the effect of:

(A)   changing the Final Maturity Date or the dates on which interest or other amounts are payable in respect of the Bonds;

(B)   modifying the circumstances in which the Issuer is entitled to redeem the Bonds pursuant to Condition 5.2;

(C)   reducing or cancelling the principal amount of, the Outstanding Redemption Amount of, or interest on, the Bonds or reducing the amount payable on redemption of the Bonds;

(D)   modifying the basis for calculating the interest payable or application of Excess Cash Flow Amounts in respect of the Bonds;

(E)   changing the currency of the Bonds or any payment in respect of the Bonds;

(F)   modifying the provisions relating to, or release of, the Transaction Security (including, without limitation, the amount of any Guarantee and the increase in the GLA Guarantee Cap);

(G)   changing the governing law of the Bonds, the Trust Deed or any other Transaction Document;

(H)   modifying the provisions contained in this Schedule concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution (including, without limitation, in respect of a Special Quorum Matter);

(I)   to sanction any scheme or proposal for the exchange, substitution or sale of the Bonds for, or the conversion of the Bonds into, or the cancellation of the Bonds in consideration of, shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other body corporate formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash (other than pursuant to the Issuer Conversion);

(J)   to approve the incurrence of any Indebtedness other than Permitted Indebtedness;

(K)   to approve an amendment or variation to the Restructuring Business Plan;

(L)   to approve any Investment Case proposed by the Issuer or approve an amendment or variation to any Approved Investment Case;

(M)   to approve any amendments, variations, consents, waivers or extensions in respect of the Bareboat Charter or the POSA;

(N)   to approve the incurrence of any Capital Expenditure by any member of the Group in respect of any Lancaster Field Activities;

(O)   to approve or modify the terms of any Staff Incentive / Retention Plan;

(P)   modifying the provisions relating to an Issuer Conversion; or

(Q)   amending this proviso,

each such matter, a "**Special Quorum Matter**".

16.   An Extraordinary Resolution passed at a meeting of Bondholders duly convened and held in accordance with this Trust Deed shall be binding upon all the Bondholders, whether or not present at such meeting and whether or not they vote in favour, and each of the Bondholders shall be bound to give effect to it accordingly. The passing of any such resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it.

17.   The expression "**Extraordinary Resolution**" means a resolution passed (a) at a meeting of Bondholders duly convened and held in accordance with these provisions by a majority consisting of not less than three-quarters of the votes cast, (b) by a Written Resolution or (c) by an Electronic Consent.

18.   Subject to the following sentence, a resolution in writing signed by or on behalf of the holders of not less than (a) two-thirds in principal amount of the Bonds in respect of an Extraordinary Resolution other than in respect of a Special Quorum Matter, or (b) 75 per cent. in principal amount of the Bonds in respect of an Extraordinary Resolution which is a Special Quorum Matter (each a "**Written Resolution**") may be contained in one document or in several documents in like form, each signed by or on behalf of one or more of the Bondholders.

For so long as the Bonds are in the form of a Global Bond held on behalf of one or more of Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, then, in respect of any resolution proposed by the Issuer or the Trustee:

(A)   where the terms of the proposed resolution have been notified to the Bondholders through the relevant clearing system(s), each of the Issuer and the Trustee shall be entitled to rely upon approval of such resolution proposed by the Issuer or the Trustee (as the case may be) given by way of electronic consents communicated through the electronic communications systems of the relevant clearing system(s) in accordance with their operating rules and procedures by or on behalf of the holders of not less than (a) two-thirds in principal amount of the Bonds in respect of an Extraordinary Resolution other than in respect of a Special Quorum Matter, or (b) 75 per cent. in principal amount of the Bonds in respect of an Extraordinary Resolution which is a Special Quorum Matter (an "**Electronic Consent**"). An Electronic Consent shall, for all purposes (including in respect of a Special Quorum Matter), take effect as an Extraordinary Resolution passed at a meeting of Bondholders duly convened and held, and shall be binding on all Bondholders whether or not they participated in such Electronic Consent. The Paying, Calculation and Transfer Agent shall confirm the result of voting on any Electronic Consent in writing to the Issuer and the Trustee (in a form satisfactory to the Trustee) (which confirmation may be given by e-mail), specifying (as of the deadline for the Electronic Consent): (A) the outstanding principal amount of the Bonds and (B) the outstanding principal amount of the Bonds in respect of which consent to the resolution has been given in accordance with this provision. The Issuer and the Trustee may rely and act without further enquiry on any such confirmation from the Paying, Calculation and Transfer Agent and shall have no liability or responsibility to anyone as a result of such reliance or action. The Trustee shall not be bound to act on any Electronic Consent in the absence of such a confirmation from the Paying, Calculation and Transfer Agent in a form satisfactory to it; and

(B) where Electronic Consent is not being sought, for the purpose of determining whether a Written Resolution has been validly passed, the Issuer and the Trustee shall be entitled to rely on consent or instructions given in writing directly to the Issuer and/or the Trustee, as the case may be, by accountholders in the clearing system with entitlements to such Global Bond or, where the accountholders hold any such entitlement on behalf of another person, on written consent from or written instruction by the person for whom such entitlement is ultimately beneficially held, whether such beneficiary holds directly with the accountholder or via one or more intermediaries and provided that, in each case, the Issuer and the Trustee have obtained commercially reasonable evidence to ascertain the validity of such holding and have taken reasonable steps to ensure that such holding does not alter following the giving of such consent or instruction and prior to the effecting of such amendment. Any resolution passed in such manner shall be binding on all Bondholders, even if the relevant consent or instruction proves to be defective. For the purposes of this paragraph, "**commercially reasonable evidence**" includes any certificate or other document issued by Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, or issued by an accountholder of them or an intermediary in a holding chain, in relation to the holding of interests in the Bonds. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream, Luxembourg's CreationOnline system) in accordance with its usual procedures and in which the accountholder of a particular principal or nominal amount of the Bonds is clearly identified together with the amount of such holding. Neither the Issuer nor the Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by any such person and subsequently found to be forged or not authentic.

A Written Resolution and/or Electronic Consent shall take effect as an Extraordinary Resolution. A Written Resolution and/or Electronic Consent will be binding on all Bondholders, whether or not they participated in such Written Resolution and/or Electronic Consent.

19. Minutes of all resolutions and proceedings at every such meeting shall be made and entered in the books to be from time to time provided for that purpose by the Issuer or the Trustee and any such minutes, if purporting to be signed by the chairman of the meeting at which such resolutions were passed or proceedings transacted or by the chairman of the next

succeeding meeting of Bondholders, shall be conclusive evidence of the matters contained in them and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

20. Subject to all other provisions contained in this Trust Deed, the Trustee may without the consent of the Bondholders prescribe such further regulations regarding the holding of meetings of Bondholders and attendance and voting at them as the Trustee may in its sole discretion determine including particularly (but without prejudice to the generality of the foregoing) such regulations and requirements as the Trustee thinks reasonable so as to satisfy itself that persons who purport to requisition a meeting in accordance with paragraph 3 or who purport to make any requisition to the Trustee in accordance with this Trust Deed are in fact Bondholders or any further regulations regarding the use of electronic platforms or the attendance at a meeting by electronic means.

21. Nothing in this Trust Deed shall prevent any of the proxies named in any form of proxy from being a director, managing director, officer or representative of, or otherwise connected with, the Issuer or any of the Issuer's subsidiaries.

22. References in this Schedule to Agents shall, where the context requires, be taken to be references to the Paying, Calculation and Transfer Agent.

SCHEDULE 4 : TERMS AND CONDITIONS OF THE BONDS

1. **Form, Denomination, Title and Status**

   1.1 *Form and Denomination*

   The Bonds are in registered form, serially numbered, in principal amounts of U.S.$150,000 each and integral multiples of U.S.$1 in excess thereof (an "**Authorised Denomination**").

   1.2 *Title*

   Title to the Bonds will pass by transfer and registration as described in Condition 3. The holder of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss (or that of the related certificate, as applicable) or anything written on it or on the certificate representing it (other than a duly executed transfer thereof)) and no person will be liable for so treating the holder.

   1.3 *Status*

   The Bonds constitute direct, unconditional and unsubordinated obligations of the Issuer, secured in the manner provided in Condition 2.2. The Bonds will rank *pari passu* and rateably, without any preference among themselves.

   1.4 *Definitions*

   Capitalised terms used but not defined in these Conditions shall have the meanings provided in the Trust Deed, unless, in any case, the context otherwise requires or unless otherwise stated.

2. **Covenants**

   2.1 *Negative Pledge*

   So long as any Bond remains outstanding, the Issuer will not, and it will ensure that no other member of the Group will create, or have outstanding, any mortgage, charge, lien, pledge or other security interest securing any obligation of any person or any other agreement or arrangement in any jurisdiction having a similar effect upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) (each a "**Security Interest**").

   This Condition 2.1 does not apply to:

   (1)   the Transaction Security and any other Security Interest which may at any time be created under a Transaction Security Document;

   (2)   any Security Interest in relation to any Decommissioning / Abandonment Obligations;

   (3)   any Security Interest which is provided for in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case;

(4)   any Security Interest arising by operation of law and in the ordinary course of its business;

(5)   any rent deposit arrangements in an aggregate amount of not more than U.S.$300,000;

(6)   any Security Interest existing on the 2021 Effective Date in respect of any escrow account arrangements disclosed pursuant to the terms of the 2021 Amendment and Restatement Agreement on or prior to the 2021 Effective Date, provided that at all times the amount subject to such escrow arrangements does not exceed the amount of such escrow arrangements on the 2021 Effective Date;

(7)   in respect of any Permitted Refinancing Indebtedness, provided that the Outstanding Redemption Amount is repaid in full concurrently with, or prior to, the granting of such Security Interest; or

(8)   any Security Interest in respect of any PIK Notes issued in accordance with Condition 4.4.

2.2   *Security and Guarantees*

(A)   Pursuant to and subject to the terms of the 2021 Deed of Charge, the obligations of the Obligors under, or in connection with, the Transaction Documents and the Bonds are secured for the benefit of the Secured Creditors as follows:

(1)   by a first priority floating charge in favour of the Security Trustee over all of the Issuer's, HHL's and GLA's undertaking and, without limitation, all their respective property rights and assets, both present and future (including assets expressed to be charged by way of fixed charge or assigned by way of security), including, without limitation, the Floating Charge Accounts;

(2)   by a first priority fixed charge in favour of the Security Trustee over the Issuer's right, title and interest and benefit present and future in or in respect of (a) the Fixed Charge Issuer Account (and all amounts (if any) standing to the credit of the Fixed Charge Issuer Account) and (b) the HHL Shares;

(3)   by a first priority fixed charge and an assignment by way of security in favour of the Security Trustee over all the Issuer's rights, title and interest in and to any sums held by the Paying, Calculation and Transfer Agent under or pursuant to the Paying, Calculation and Transfer Agency Agreement, including in respect of all moneys held by the Paying, Calculation and Transfer Agent to meet payments of principal and interest and any other amounts due in respect of the Bonds;

(4)   by a first priority fixed charge in favour of the Security Trustee over GLA's right, title and interest and benefit present and future in or in respect of (a) subject to OGA consent, the P1368 Licence to the extent it relates to the Lancaster Sub-Area, (b) the BP Sales Agreement, (c) the Bareboat Charter, (d) the POSA, (e) the Insurance Policies and (f) any surplus amount which is paid or may be paid to

GLA or any other member of the Group under or in connection with the DSA;

(5) subject to required third party consents, by an assignment by way of security in favour of the Security Trustee of all of GLA's right, title and interest and benefit present and future in or in respect of (a) the BP Sales Agreement, (b) the Bareboat Charter, (c) the POSA, and (d) the Insurance Policies;

(6) by a first priority fixed charge in favour of the Security Trustee over HHL's right, title and interest and benefit present and future in or in respect of (a) the GLA Shares and (b) the GWA Shares; and

(7) by an assignment by way of security or fixed charge in favour of the Security Trustee of all of each Security Provider's right, title and interest and benefit present and future in or in respect of all Intercompany Receivables (including all Permitted Intra-Group Loans),

in each case, pursuant to and in accordance with the terms of the 2021 Deed of Charge.

The property specified in (1) to (7) (inclusive)) above (together with any other property secured in favour of the Secured Creditors pursuant to any Transaction Security Document is referred to in these Conditions as the "**Secured Property**", and the security created thereby is referred to as the "**Transaction Security**".

(B) The discharge of, and provision for, all reasonable obligations of the Issuer properly incurred in the ordinary course of business shall be permitted in accordance with the terms of the 2021 Deed of Charge and the Group may use amounts standing to the credit of the Floating Charge Accounts for such purposes. Neither the Issuer, nor any member of the Group may use amounts standing to the credit of the Fixed Charge Issuer Account other than to make any payments in respect of the Bonds in respect of Cash Pay Interest under Condition 4.2 or in respect of Excess Cash Flow Amounts under Condition 5.4. The GWA JV Accounts are not subject to the Transaction Security.

(C) Subject to the terms of the 2021 Deed of Charge, following the occurrence of an Event of Default that is continuing, and upon delivery of notice to the Issuer that the Bonds are immediately due and repayable in accordance with Condition 8, the Trustee may at its discretion and without further notice or formality and shall (if so requested by Bondholders holding at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution (subject in each case to being indemnified and/or secured and/or pre-funded to its satisfaction)) direct the Security Trustee to enforce all or any of the Transaction Security. To do this, pursuant to the terms of the 2021 Deed of Charge, the Security Trustee may (at its discretion) take possession of and/or realise the Secured Property and take any action or proceedings provided for in or pursuant, and/or subject, to the Transaction Security Documents, but without any liability to any person as to the consequences of such action or proceedings and without having regard to the effect of such action or proceedings on the Issuer and/or individual Bondholders, and provided that neither the Trustee nor the Security Trustee shall be required to take any action, step or proceedings without first being indemnified and/or secured and/or pre-funded to its satisfaction.

(D)   Pursuant to and subject to the terms of the 2021 Deed of Charge, the obligations of the Obligors under, or in connection with, the Transaction Documents and the Bonds are guaranteed by each of the Guarantors for the benefit of the Secured Creditors (subject to, in the case of GLA only, the GLA Guarantee Cap).

(E)   Pursuant to the terms of the 2021 Deed of Charge, the Security Trustee shall hold all moneys and other property received by it under the Transaction Security Documents in connection with the realisation and enforcement of the Secured Property on trust for and on behalf of the Trustee for application in accordance with this Condition 2.2(E) and the Trustee shall apply them as follows:

(1)   firstly, in payment or satisfaction of the fees, costs, charges, expenses and liabilities incurred by the Trustee, the Security Trustee, or any receiver or Appointee of the Trustee and/or appointee of the Security Trustee under the 2021 Deed of Charge in preparing and performing the trusts constituted by, and in carrying out or exercising their respective rights, powers, duties, discretions and authorities in accordance with the Trust Deed and/or the other Transaction Documents (including, in respect of the Security Trustee, holding and enforcing the Transaction Security and including any taxes required to be paid in connection therewith, the costs of realising any of the Secured Property and the remuneration and expenses of the Security Trustee and any receiver or any appointee appointed by it or the Trustee including any Appointee));

(2)   secondly, in or towards payment or discharge or satisfaction, *pari passu* and *pro rata* of all amounts due and payable to (1) the Paying, Calculation and Transfer Agent and (2) the Registrar (including in each case any fees, costs, charges, expenses and liabilities then due and payable to them or any of them under the Paying, Calculation and Transfer Agency Agreement);

(3)   thirdly, in or towards payment or discharge or satisfaction *pari passu* and *pro rata* of all amounts due and payable to the Bondholders in respect of the Bonds, the PIK Notes (if any), and pursuant to the Trust Deed and the other Transaction Documents; and

(4)   fourthly, in payment of the balance (if any) to the Issuer or the other Obligors (as applicable).

2.3   *Restriction on Incurrence of Indebtedness*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall, incur, assume or permit to exist any Indebtedness, provided that the restriction in this Condition 2.3 shall not apply in respect of any Permitted Indebtedness.

"**Indebtedness**" means, with respect to any member of the Group at any date of determination (without duplication) all indebtedness of such member of the Group for or in respect of:

(A)   moneys borrowed and debit balances at banks or other financial institutions;

(B)   any amount raised by acceptance under any acceptance credit or bill discounting facility or dematerialised equivalent;

(C)   any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(D)   any Finance Lease;

(E)   receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(F)   any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of borrowing;

(G)   any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked-to-market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount), as at the relevant date on which Indebtedness is calculated, shall be taken into account);

(H)   any counter-indemnity obligation in respect of (a) a guarantee, indemnity, bond, standby or documentary letter of credit or (b) any other instrument, in each case issued by a bank or financial institution;

(I)   any arrangement pursuant to which an asset sold or otherwise disposed of by that person may be re-acquired by a member of the Group (whether following the exercise of an option or otherwise) where the primary purpose of such transaction is to raise finance;

(J)   any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing; and

(K)   the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (A) to (J) above.

For the purpose of determining the dollar-equivalent of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness pursuant thereto shall be calculated based on the relevant Spot Rate on the date of determination thereof.

"**Permitted Indebtedness**" means, with respect to any member of the Group at any date of determination (without duplication) all Indebtedness of such member of the Group for or in respect of:

(A)   the amount of any liability (or any guarantee or indemnity in respect thereof) under any Finance Lease:

(i)   in respect of the lease of a platform supply vessel or emergency response and rescue vessel necessary for the operations of the Group, provided that the applicable member of the Group can terminate such Finance Lease without restriction and without any liability to pay an early termination fee or similar; and

(iii) in respect of the leasehold interests in respect of the following properties: (a) Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Surrey, GU7 2QN, (b) First Floor, The Mill, Abbey Mill Business Park, Lower Eashing, Surrey, GU7 2QN, and (c) 6th Floor, Consort House, Stell Road, Aberdeen, AB11 5QR, including, in each case, any amendments or extensions in respect of such leases in the ordinary course of business,

provided that the aggregate amount of such Indebtedness incurred in respect of such Finance Leases does not exceed U.S.$20,000,000 at any time;

(B) the amount of any liability (or any guarantee or indemnity in respect thereof) under any Finance Lease in respect of the Aoka Mizu pursuant to the terms of the Bareboat Charter or any agreement ancillary thereto or contemplated therein;

(C) moneys borrowed, or any amount raised under any other transaction (including, without limitation, by means of any letter of credit, guarantee, indemnity, forward sale or purchase agreement or other borrowing) having the commercial effect of borrowing, or any guarantee or indemnity given with respect to any security, in each case solely to the extent required by the Secretary of State or any other applicable regulator in relation to Decommissioning / Abandonment Obligations;

(D) any Indebtedness in respect of the Bonds or PIK Notes (if any);

(E) any Indebtedness between:

(i) the Issuer and GLA or the Issuer and GWA, provided that such Indebtedness is (a) advanced pursuant to and in compliance with the terms of the Intra-Group Funding Policy or (b) provided for in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case; or

(ii) the Issuer and GWA, provided that such Indebtedness is being incurred by GWA in respect of Permitted Greater Warwick Area Expenditure,

and in each case, such Indebtedness (and the rights in respect of such Indebtedness) is subject to the Transaction Security (each a "**Permitted Intra-Group Loan**");

(F) any Indebtedness in respect of any Treasury Transaction permitted under Condition 2.10; and

(G) any Indebtedness entered into to refinance or replace the Bonds in an amount not less than the Outstanding Redemption Amount, provided that the proceeds of such Indebtedness are applied to repay the Outstanding Redemption Amount in full ("**Permitted Refinancing Indebtedness**").

2.4 *Restrictions in respect of the P1368 Licence and Material Contracts*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall:

(A)   take any steps or action (or omit to take any steps or action) which could reasonably be expected to result in a breach by GLA of any of the terms of:

(i)   the P1368 Licence or constitute conduct or grounds which could enable the OGA to terminate, rescind or revoke the terms of the P1368 Licence;

(ii)   the Lancaster Field FDP;

(iii)   the Bareboat Charter or the POSA or constitute conduct or grounds which could enable Bluewater or any of its affiliates to terminate, rescind or revoke the Bareboat Charter or the POSA; or

(iv)   the BP Sales Agreement or constitute conduct or grounds which could enable BP to terminate, rescind or revoke the BP Sales Agreement;

(B)   agree to any amendments, variations, consents, waivers or extensions in respect of the Bareboat Charter, the POSA or any of the related escrow or other similar arrangements, other than where such amendments, variations, consents or waivers are (a) to reduce or waive the amounts payable by, or reduce, waive or release the amount of any other liabilities or claims against, the Issuer or any other member of the Group, (b) of a formal, minor, or technical nature or to correct a manifest error or (c) approved by an Extraordinary Resolution which is a Special Quorum Matter;

(C)   agree to any amendments in respect of the Intra-Group Funding Policy (other than where such amendments are of a formal, minor or technical nature or to correct a manifest error); or

(D)   agree to any amendments in respect of the provisions of the DSA and DSA Trust Deed (other than where such amendments are of a formal, minor or technical nature or to correct a manifest error).

2.5   *Restriction on Disposals and Acquisitions*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall make any Disposals or Acquisitions, save for those Disposals or Acquisitions which are:

(A)   required in the ordinary course of business of the disposing entity (including in respect of surplus inventory not required by the disposing entity as provided for in (i) the Restructuring Business Plan or (ii) any Investment Business Plan in respect of an Approved Investment Case)); or

(B)   expressly set out and described in (i) the Restructuring Business Plan or (ii) any Investment Business Plan in respect of an Approved Investment Case.

2.6   *Restrictions on Joint Ventures*

Subject to Condition 2.8, so long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall enter into, invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint Venture or (ii) transfer any assets or lend to or guarantee or give an indemnity for or give a Security Interest for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing), save where such actions are expressly set out in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case.

2.7   *Restriction on Capital Expenditure*

Subject to Condition 2.8, so long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall incur any Capital Expenditure:

(A)   in relation to any activities to further develop, drill, sidetrack or in respect of any similar action or steps in the Lancaster Field ("**Lancaster Field Activities**") other than where such Capital Expenditure (and the amount thereof) is (x) expressly set out and described in any Investment Business Plan in respect of an Approved Investment Case or (y) has been approved in advance by an Extraordinary Resolution which is a Special Quorum Matter; and

(B)   in relation to any activities which are not Lancaster Field Activities, other than where (a) the aggregate amount of such Capital Expenditure does not exceed U.S.$2,000,000 over the life of the Bonds (the "**Capital Expenditure Maximum Amount**") or (b) the incurrence of such Capital Expenditure is (i) expressly set out and described in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case or (ii) has been approved in advance by an Extraordinary Resolution.

2.8   *Restriction on expenditure in respect of the Greater Warwick Area*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall incur any expenditure (including without limitation, any Capital Expenditure) or costs and expenses (including, without limitation, any reimbursements for such expenditure, costs or expenses) in respect of or in connection with the Greater Warwick Area other than:

(A)   ordinary course operating expenses where the aggregate amount of such expenditure does not exceed U.S.$1,000,000 per financial year ("**Permitted Greater Warwick Area Expenditure**");

(B)   where such expenditure, costs or expense is expressly set out and described in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case; or

(C)   where such expenditure, costs or expense is financed through new limited recourse Indebtedness, the proceeds of an equity issuance or from other sources, in each case as approved in advance by an Extraordinary Resolution.

2.9   *Consultation following a Production Announcement*

Following a Production Announcement, the Issuer shall (so far as permitted by, and in accordance with, any applicable law), as soon as reasonably practicable, and in any event within 3 Business Days of such Production Announcement:

(A)   consult in good faith with the Bondholders in respect of the event which is the subject of such Production Announcement;

(B)   provide such information to the Bondholders as they may reasonably request in connection with the content of the Production Announcement; and

(C)   discuss with the Bondholders any plans for appropriate remedial action and the timetable for implementing such action.

2.10   *Restrictions on Treasury Transactions*

So long as any Bond remains outstanding, the Issuer undertakes that it shall not, and shall procure that no member of the Group shall, enter into any Treasury Transactions other than ordinary course currency hedging transactions which (a) do not involve any ongoing scheduled payments or payments of premium by any member of the Group, (b) are entered into to hedge against the Group's Sterling exchange exposure and not for speculative purposes, (c) are documented using an ISDA Master Agreement and entered into on market standard terms, (d) have a term of not longer than 6 months, (e) are entered into on an unsecured basis and (f) (when aggregated with all other Treasury Transactions of the Group permitted under this Condition 2.10), the aggregate notional amount hedged does not, at any time, exceed £30,000,000 (or its equivalent in any other currency or currencies).

2.11   *Financial Covenant*

During the period from and including the 2021 Effective Date to and including the Lancaster Field Production Cessation Date, the Issuer shall ensure that Available Liquidity at all times is not less than U.S.$45,000,000.

2.12   *Fixed Charge Issuer Account and Floating Charge Accounts*

So long as any Bond remains outstanding, the Issuer shall, within 10 Business Days after each Accounts Test Date determine the aggregate amount of Net Free Cash standing to the credit of the Floating Charge Accounts (the "**Floating Charge Accounts Available Amount**") and the Fixed Charge Issuer Account as on such Accounts Test Date. If, on such determination, the Floating Charge Accounts Available Amount exceeds the Floating Charge Accounts Maximum Amount, the Floating Charge Accounts Available Amount in excess of the Floating Charge Accounts Maximum Amount shall, within 3 Business Days of such determination, be transferred to the Fixed Charge Issuer Account.

2.13   *Intra-Group Funding Policy*

So long as any Bond remains outstanding, the Issuer shall ensure that (and shall procure that each other member of the Group shall ensure that) each member of the Group complies with the terms of the Intra-Group Funding Policy.

2.14   *Simulation Model*

So long as any Bond remains outstanding, the Issuer shall ensure that the Simulation Model is maintained and updated in accordance with good oil field practice and updated no less frequently than was the case prior to the 2021 Effective Date.

3.   **Registration and Transfer of Bonds**

3.1 *Registration*

The Issuer will cause a register (the "**Register**") to be kept at (and only at) the specified office of the Registrar outside the United Kingdom on which will be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers, redemptions and conversions of Bonds.

3.2 *Transfer*

Bonds may, subject to the terms of the Paying, Calculation and Transfer Agency Agreement and to Conditions 3.3, 3.4 and 3.5, be transferred in whole or in part in an Authorised Denomination by lodging the relevant Bond (with the form of application for transfer in respect thereof duly executed and duly stamped where applicable) at the specified office of the Registrar or any Paying, Calculation and Transfer Agent.

No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

The Registrar will within seven business days, in the place of the specified office of the Registrar, of any duly made application for the transfer of a Bond, register the relevant transfer in the Register and deliver a new Bond to the transferee (and, in the case of a transfer of part only of a Bond, deliver a Bond for the untransferred balance to the transferor) at the specified office of the Registrar or (at the risk and, if mailed at the request of the transferee or, as the case may be, the transferor otherwise than by ordinary mail, at the expense of the transferee or, as the case may be, the transferor) mail the Bond by uninsured mail to such address as the transferee or, as the case may be, the transferor may request.

3.3 *Formalities Free of Charge*

Any such transfer will be effected without charge subject to (A) the person making such application for transfer paying or procuring the payment of any taxes, duties and other governmental charges in connection therewith, (B) the Registrar being satisfied with the documents of title and/or identity of the person making the application and (C) such reasonable regulations as the Issuer may from time to time agree with the Registrar and the Trustee (and as initially set out in Paying, Calculation and Transfer Agency Agreement).

3.4 *Closed Periods*

Neither the Issuer nor the Registrar will be required to register the transfer of any Bond (or part thereof) (A) during the period of 15 days ending on and including the day immediately prior to the Final Maturity Date or any earlier date fixed for redemption of the Bonds pursuant to Condition 5.2 or (B) during the period of 15 days ending on (and including) any Record Date in respect of any payment of interest on the Bonds.

4.   **Interest**

4.1 *Interest Rate*

Subject to and in accordance with Conditions 4.2, 4.3, 4,4 and 4.5, from the 2021 Effective Date, the Bonds will bear interest at an aggregate rate that is equal to 14.4 per cent. per annum.

4.2 *Cash Pay Interest*

From the 2021 Effective Date, the Bonds bear cash pay interest ("**Cash Pay Interest**") on the Outstanding Redemption Amount of the Bonds from and including the 2021 Effective Date at the rate of 9.40 per cent. per annum payable quarterly in arrear in equal instalments on each Interest Payment Date, commencing with the first Interest Payment Date falling after the 2021 Effective Date.

4.3 *Payment in Kind Interest*

(i) The Bonds shall bear payment in kind interest on the Outstanding Redemption Amount of the Bonds from and including the 2021 Effective Date at the rate of 5.0 per cent. per annum payable quarterly in arrear on each Interest Payment Date, starting with the first Interest Payment Date falling after the 2021 Effective Date in accordance with and subject to the immediately following paragraph.

(ii) On each Interest Payment Date, an amount equal to the interest that has accrued in accordance with this Condition 4.3 (the "**PIK Interest**") shall be capitalised by being added to the Outstanding Redemption Amount instead of being paid in cash.

4.4 *Issuance of PIK Notes*

(i) The Issuer may, in its discretion, issue PIK Notes on any Interest Payment Date in an aggregate principal amount up to the aggregate amount of Capitalised PIK Interest arising up to and including such Interest Payment Date.

(ii) The delivery of any PIK Notes will be made to the persons shown in the Register at the close of business on the Record Date for the relevant Interest Payment Date on which such PIK Notes are issued.

(iii) Any PIK Notes created and issued pursuant to this Condition 4.4 shall (i) have the same maturity date as the Bonds and rank *pari passu* with the Bonds, (ii) bear interest at the same rate and in the same manner as the Bonds (other than that this Condition 4.4 shall not be included in the terms and conditions of any PIK Note), (iii) benefit from the Transaction Security and the Guarantees in the same manner and on the same terms as the Bonds, (iv) be admitted to listing and trading on a recognised stock exchange (as such term is defined in Section 1005 of the Income Tax Act 2007) and (v) otherwise be subject to substantially the same terms and conditions as the Bonds, *mutatis mutandis*, other than: (a) the PIK Notes shall have a minimum denomination of U.S.$1.00 and (b) the PIK Notes will have no voting rights.

(iv) The Issuer shall give the Trustee not less than thirty days' notice in writing (with a copy to the Paying, Calculation and Transfer Agent) of its intention to issue any PIK Notes, stating the aggregate principal amount of any PIK Notes to be created and issued on the relevant Interest Payment Date.

4.5 *Interest (miscellaneous)*

(i) Where interest is required to be calculated for a period of less than a complete Interest Period (as defined below), the relevant day-count fraction will be determined on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

(ii) In these Conditions, each of the following is an "**Interest Period**": (a) the period beginning on and including the 2021 Effective Date and ending on but excluding the first Interest Payment Date falling after the 2021 Effective Date and (b) each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

(iii) Each Bond will cease to bear interest where such Bond is redeemed or repaid pursuant to Condition 5 or Condition 8, from the due date for redemption or repayment thereof unless payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the rate specified in Condition 4.1 (both before and after judgment) up to, but excluding, the Relevant Date.

(iv) Interest which has accrued on the Bonds in respect of the period up to the 2021 Effective Date shall be paid in accordance with the terms of the 2021 Amendment and Restatement Agreement.

5. **Redemption**

5.1 *Final Redemption*

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their Outstanding Redemption Amount on the Final Maturity Date. The Bonds may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with Condition 5.2.

5.2 *Redemption for Taxation Reasons*

Subject as provided in Condition 5.3 and provided the Bonds have been (even if they no longer remain) admitted to listing and trading on a recognised stock exchange (as such term is defined in Section 1005 of the Income Tax Act 2007) the Issuer may, at any time, having given not less than 45 nor more than 60 days' notice (a "**Tax Redemption Notice**") to the Bondholders redeem (subject to the second following paragraph) all but not some only of the Bonds for the time being outstanding on the date (the "**Tax Redemption Date**") specified in the Tax Redemption Notice at their Outstanding Redemption Amount, together with accrued but unpaid interest up to (but excluding) the Tax Redemption Date, if the Issuer satisfies the Trustee immediately prior to the giving of the Tax Redemption Notice that:

(A) the Issuer has or will become obliged to pay additional amounts pursuant to Condition 7 as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the 2021 Effective Date; and

(B)   such obligation cannot be avoided by the Issuer taking reasonable measures available to it (and in respect of which the Trustee may rely solely on an opinion of tax counsel provided by the Issuer),

provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Bonds. Prior to the publication of any notice of redemption pursuant to this Condition 5.2, the Issuer shall deliver to the Trustee (a) a certificate signed by a director and an authorised signatory on behalf of the Issuer stating that the obligation referred to in paragraph (A) above has arisen and cannot be avoided by the Issuer taking reasonable measures available to it and (b) an opinion of independent legal or tax advisers of recognised international standing to the effect that such change or amendment has occurred and that the Issuer has or will be obliged to pay such additional amounts as a result thereof (irrespective of whether such amendment or change is then effective) and the Trustee shall be entitled to accept without any liability for so doing such certificate and opinion as sufficient evidence of the matters set out in paragraphs (A) and (B) above in which event such certificate shall be conclusive and binding on the Bondholders.

On the Tax Redemption Date the Issuer shall (subject to the next following paragraph) redeem the Bonds at their Outstanding Redemption Amount, together with accrued but unpaid interest up to (but excluding) the Tax Redemption Date.

If the Issuer gives a Tax Redemption Notice, each Bondholder will have the right to elect that its Bonds shall not be redeemed pursuant to such Tax Redemption Notice and that the provisions of Condition 7 shall not apply in respect of any payment in respect of principal or interest to be made on such Bonds by the Issuer which falls due after the relevant Tax Redemption Date, whereupon no additional amounts shall be payable by the Issuer or in respect thereof pursuant to Condition 7 and payment in respect of all amounts of principal and interest on such Bonds shall be made subject to the deduction or withholding of any United Kingdom taxation required to be withheld or deducted. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying, Calculation and Transfer Agent a duly completed and signed notice of election, in the form for the time being current, obtainable from the specified office of any Paying, Calculation and Transfer Agent together with the relevant Bonds on or before the day falling 10 days prior to the Tax Redemption Date.

References in this Condition 5.2 to the United Kingdom shall be deemed also to refer to any jurisdiction in respect of which any undertaking or covenant equivalent to that in Condition 7 is given pursuant to the Trust Deed, (except that as regards such jurisdiction the words "becomes effective on or after the 2021 Effective Date" at Condition 5.2(A) above shall be replaced with the words "becomes effective after, and has not been announced on or before, the date on which any undertaking or covenant equivalent to that in Condition 7 was given pursuant to the Trust Deed)" and references in this Condition 5.2 to additional amounts payable under Condition 7 shall be deemed also to refer to additional amounts payable under any such undertaking or covenant.

5.3   *Tax Redemption Notices*

Any Tax Redemption Notice shall be irrevocable. Any such notice shall specify (a) the Tax Redemption Date, which shall be a London business day and (b) the aggregate Outstanding Redemption Amount of the Bonds, in each case as at the latest practicable date prior to the publication of the Tax Redemption Notice.

5.4   *Excess Cash Flow Amount*

(A)   Following each Cash Flow Test Date, the Issuer shall (a) determine the Excess Cash Flow Amount as at that Cash Flow Test Date and (b) so far as is practicable and to the extent necessary to effect the payments set out in paragraph (C) below, sell or procure the sale of any Cash Equivalent Investments for Cash and/or convert any Cash Equivalent Investments or Cash held in a currency other than U.S.$ into U.S.$ at the then prevailing Spot Rate.

(B)   No later than the Business Day prior to each Interest Payment Date (each such Interest Payment Date, a "**Relevant IPD**"), the Issuer shall provide the Trustee with a certificate signed by a director and an authorised signatory on behalf of the Issuer setting out, in sufficient detail, the calculations and supporting evidence used to determine the Excess Cash Flow Amount as at the relevant Cash Flow Test Date (the "**Excess Cash Flow Amount Certificate**").

(C)   On each Relevant IPD, the Issuer shall apply the applicable Excess Cash Flow Amount in the following order:

(i)   first, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in July 2021;

(ii)   second, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in October 2021;

(iii)   third, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in January 2022;

(iv)   fourth, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in April 2022;

(v)   fifth, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in July 2022;

(vi)   sixth, in or towards payment of any Capitalised PIK Interest in respect of the Interest Period ending on the Interest Payment Date falling in October 2022;

(vii)   seventh, in or towards payment of any other Capitalised PIK Interest in respect of any subsequent Interest Periods, including in respect of the Interest Period ending on such Relevant IPD; and

(viii)   eighth, in or towards payment of the principal amount of any PIK Notes then outstanding in accordance with the terms of the documents relating to such PIK Notes; and

(ix)   ninth, in repayment of the Outstanding Redemption Amount,

until the Outstanding Redemption Amount of the Bonds has been redeemed in full.

5.5   *Cancellation*

All Bonds which are redeemed or converted will be cancelled and may not be reissued or resold.

5.6   *Issuer Conversion*

On the Issuer Conversion Event Date, the Issuer may elect to convert all (but not part of) the Outstanding Redemption Amount of the Bonds together with any accrued but unpaid interest up to (but excluding) the Issuer Conversion Event Date into freely transferable ordinary shares of the Issuer (an "**Issuer Conversion**") on the basis of 1 ordinary share per U.S.$150,000 principal amount of Bonds.

6.   **Payments**

6.1   *Principal and interest*

Payment of principal and interest in respect of the Bonds in respect of any Outstanding Redemption Amount or otherwise, will be made to the persons shown in the Register at the close of business on the Record Date.

6.2   *Other amounts*

Payments of all amounts other than as provided in Condition 6.1 will be made as provided in these Conditions.

6.3   *Record Date*

"**Record Date**" means the fifth business day, in the place of the specified office of the Registrar, before the due date for the relevant payment.

6.4   *Payments*

Each payment in respect of the Bonds pursuant to Conditions 6.1 and 6.2 will be made by transfer to a U.S. dollar account maintained by the payee with a bank in New York City.

6.5   *Payments subject to fiscal laws*

All payments in respect of the Bonds are subject in all cases to (A) any applicable fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to Condition 7; and (B) any withholding or deduction required pursuant to an agreement described in Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended (for the purposes of this Condition 6.5, the "**Code**"), or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations or agreements thereunder or official interpretations thereof (for the purposes of this Condition 6.5, "**FATCA**") or any law implementing an intergovernmental approach to FATCA.

6.6   *Delay in payment*

If any date for payment in respect of any Bond is not a Business Day, Bondholders shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment

6.7   *Paying, Calculation and Transfer Agent, etc.*

The Issuer reserves the right under the Paying, Calculation and Transfer Agency Agreement at any time, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying, Calculation and Transfer Agent or Registrar and appoint additional or other Paying, Calculation and Transfer Agent or another Registrar, provided that they will (A) maintain a Paying, Calculation and Transfer Agent and (B) maintain a Registrar with a specified office outside the United Kingdom. Notice of any change in the Paying, Calculation and Transfer Agent or the Registrar or their specified offices will promptly be given by the Issuer to the Bondholders in accordance with Condition 15.

6.8   *No charges*

Neither the Registrar nor the Paying, Calculation and Transfer Agent shall make or impose on a Bondholder any charge or commission in relation to any payment, exchange, or transfer in respect of the Bonds.

6.9   *Fractions*

When making payments to Bondholders, if the relevant payment is not of an amount which is a whole multiple of the smallest unit of the relevant currency in which such payment is to be made, such payment will be rounded down to the nearest unit.

*All payments in respect of Bonds represented by a Global Bond will be made to, or to the order of, the person whose name is entered in the Register at the close of business on the Clearing System Business Day immediately prior to the date of payment, where "**Clearing System Business Day**" in this paragraph means Monday to Friday inclusive except 25 December and 1 January.*

7.   **Taxation**

All payments made by or on behalf of the Issuer or in respect of the Bonds) will be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is required to be made by law. In the event that any such withholding or deduction is required to be made, the Issuer will pay such additional amounts as will result in the receipt by the Bondholders of the amounts which would otherwise have been received by them had no such withholding or deduction been required, except that no such additional amount shall be payable in respect of interest on any Bond to a Bondholder (or to a third party on behalf of a Bondholder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with the United Kingdom otherwise than merely by holding the Bond or receiving amounts in respect of the Bond.

References in these Conditions to principal (including Outstanding Redemption Amounts) and/or interest and/or any other amounts payable in respect of the Bonds shall be deemed also to refer to any additional amounts which may be payable under this Condition 7 or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

The provisions of this Condition 7 shall not apply in respect of any payments of principal (including Outstanding Redemption Amounts) or interest which fall due after the relevant Tax Redemption Date in respect of any Bonds which are the subject of a Bondholder election pursuant to Condition 5.2.

Where a withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature is imposed or levied by or on behalf of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, the exclusion from the Issuer's obligation to pay additional amounts in Condition 7 will only apply if the Bonds have been (even if they no longer remain) admitted to listing and trading on a recognised stock exchange (as such term is defined in Section 1005 of the Income Tax Act 2007).

8. **Events of Default**

If any of the following events (each an "**Event of Default**") occurs, and is continuing the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the Bondholders shall (subject in each case to being indemnified and/or secured and/or pre-funded to its satisfaction), give notice to the Issuer that the Bonds are, and they shall therefore immediately become, due and repayable at their Outstanding Redemption Amount together with accrued interest (as provided in the Trust Deed):

(A)   the Issuer fails to pay when due (and in the currency and at the place where it is expressed to be payable) any principal, interest or other amount in respect of any Bond unless such failure to pay is caused by an administrative or a technical error which is not its fault and such payment is made within 5 Business Days of its due date;

(B)   the Issuer fails to comply with any provision of Condition 2.11 or (subject to Condition 8(R) below) any other Material Provision;

(C)   the Issuer or any other Obligor fails to perform or comply with one or more of its other obligations in the Bonds, the Trust Deed or any of the other Transaction Documents (other than those obligations referred to in Condition 8(B) above) or any event occurs or any action is taken or failed to be taken which is (or but for the provisions of any applicable law would be) a breach of any such obligations, and (except where in any such case the Trustee considers such failure to be incapable of remedy) such failure continues for a period of 14 days of the earlier of the Trustee giving notice to the Issuer or the Issuer or such other Obligor becoming aware of the failure to comply;

(D)   subject to Condition 8(B) above, any representation or statement made or deemed to be made by the Issuer or any other Obligor in any Transaction Document or any other document delivered by or on behalf of the Issuer or such other Obligor under or in connection with any Transaction Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be repeated, unless the circumstances giving rise to the misrepresentation are capable of remedy and are remedied within 14 days of the earlier of the Trustee giving notice to the Issuer or the Issuer or such other Obligor becoming aware of the misrepresentation;

(E)   (1) any other present or future indebtedness of the Issuer or any Subsidiary for or in respect of moneys borrowed or raised is declared to be or otherwise becomes due and payable (or any creditor in respect of such indebtedness becomes entitled to declare such indebtedness due and payable) prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), (2) any such indebtedness is not paid when due or, as the case may be, within any originally applicable grace period, or (3) the Issuer or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 8(E) have occurred equals or exceeds £15,000,000 (or its equivalent in any other currency or currencies);

(F)   (1) the Issuer or any Subsidiary is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (other than any Bondholder in its capacity as such) with a view to rescheduling any of its indebtedness, (2) the value of the assets of the Issuer or any Subsidiary is less than its liabilities (taking into account contingent and prospective liabilities), or (3) a moratorium or other protection from its creditors is declared or imposed in respect of any indebtedness of the Issuer or any Subsidiary; or

(G)   any corporate action, legal proceedings or other procedure or step is taken in relation to:

   (1)   the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Issuer or any Subsidiary;

   (2)   a composition, compromise, assignment or arrangement with any creditor (other than a Bondholder in its capacity as such) of the Issuer or any Subsidiary having an aggregate value of at least £5,000,000;

   (3)   the appointment of a liquidator, supervisor, receiver, administrative receiver, administrator, compulsory manager, trustee or other similar officer in respect of the Issuer or any Subsidiary or any of their respective assets; or

   (4)   enforcement of any Security Interest over any assets of the Issuer or any Subsidiary having an aggregate value of at least £5,000,000,

   or any analogous procedure or step is taken in any jurisdiction.

   This Condition 8(G) shall not apply to a solvent liquidation or reorganisation, the terms of which are expressly set out and described in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case;

(H)   (a) any process or other action for expropriation, termination or revocation is commenced by the OGA or any other applicable regulatory authority in respect of the P1368 Licence, or (b) any sanction or enforcement or other penalty notices (howsoever defined or described) are issued by the OGA or any other applicable regulatory authority in respect of the P1368 Licence, save where the consequence of such a notice (if implemented) is immaterial;

(I)   any expropriation, distress, sequestration, attachment, execution or other legal process is levied, enforced or sued on or against any property, assets or revenues of the Issuer or any Subsidiary or any analogous procedure having an aggregate value of at least £15,000,000 or analogous step is taken in any jurisdiction and is not discharged or stayed within 30 days;

(J)   the Issuer or any Subsidiary suspends or ceases or threatens to suspend or cease to carry on all or a substantial part of its business;

(K)   it is or becomes unlawful for the Issuer or any other Obligor that is a party to any Transaction Document to perform any of its obligations under such Transaction Documents or, subject to the Legal Reservation, any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective;

(L)   subject to the Legal Reservation, any obligation or obligations of the Issuer or any other Obligor under any Transaction Document ceases to be legal, valid, binding and enforceable;

(M)   any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced in relation to the Transaction Documents or the transactions contemplated in the Transaction Documents or against any member of the Group or its assets which are reasonably likely to be adversely determined and, if so adversely determined, are reasonably likely to have a Material Adverse Effect;

(N)   any event or circumstance occurs which has a Material Adverse Effect (taking into account the Restructuring Business Plan or, if more recent, any Investment Business Plan in respect of an Approved Investment Case);

(O)   the occurrence of an Average Forecasted Production Event;

(P)   the occurrence of the Lancaster Field Production Cessation Date prior to the date forecasted for such cessation of commercial production from the Lancaster Field as set out in the Restructuring Business Plan or, if more recent, any Investment Business Plan in respect of an Approved Investment Case; provided that it shall not be an Event of Default under this Condition 8(P) where the occurrence of the Lancaster Field Production Cessation Date is (a) not in respect or as a result of any event or circumstance which is the subject of a Production Announcement, and (b) is less than 3 months prior to the date forecasted for such cessation of commercial production from the Lancaster Field as set out in the Restructuring Business Plan or, if more recent, any Investment Business Plan in respect of an Approved Investment Case;

(Q)   a Public Announcement is made in respect of a Simulation Model which contains a forecast or other production estimates which could reasonably be expected to result in a breach of the Lancaster Field FDP (or any associated production consent or flare consent) within 6 months of the date of such Simulation Model in a manner which could reasonably be expected to:

(1)   result in the Issuer or any other member of the Group requesting amendments in respect of, or waivers under, the Lancaster Field FDP provided that it shall not be an Event of Default under this Condition 8(Q) where: (a) the Issuer certifies to the Trustee in writing (signed by a director and an authorised signatory on behalf of the Issuer) on the date of the Public Announcement that the Issuer or other relevant member of the Group intends to seek the consent of the OGA to such required amendments, (b) the Issuer or other relevant member of the Group has sought the consent of the OGA to such required amendments within 30 Business Days of the date of the Simulation Model and (c) the OGA has consented to such amendments within 3 months of the date of the Simulation Model;

(2)   result in the OGA or any other applicable regulatory authority refusing to renew or reissue any associated production consent or flare consent, or issuing any sanction or enforcement or other penalty notice (howsoever defined or described), save where the consequences of such notice (if implemented) would be immaterial; or

(3)   have a material impact on the Lancaster Field (including, without limitation, the cessation of production at the Lancaster Field (subject to the proviso (if applicable) to Condition 8(P) above) prior to the forecasted date of such cessation of production set out in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case (whichever is the most recent)); or

(R)   the Issuer or GLA breaches any term of the P1368 Licence or Lancaster Field FDP unless such breach is capable of remedy and is remedied within 30 days of the Issuer or GLA becoming aware of such breach.

The Events of Default (a) set out in each of Condition 8(F), 8(G), 8(J) and 8(O) above shall not apply to events or circumstances which arise as a direct result of those matters expressly described and set out in the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case or (b) shall not apply to events or circumstances which arise solely in respect of GWA in respect of any default by GWA under the Joint Operating Agreement.

The Event of Default described in Condition 8(F) above shall not apply to (a) events or circumstances which arise as a direct result of the Issuer's inability to pay the Bonds on the Final Maturity Date or (b) in relation to the Issuer or any member of the Group by reason of the relevant entity's liabilities exceeding its assets (i) as at the 2021 Effective Date, due to asset write-downs undertaken before such time (as reflected in the relevant audited accounts) or (ii) as a result of asset write-downs undertaken as a direct result of adopting the Restructuring Business Plan or any Investment Business Plan in respect of an Approved Investment Case, as the case may be.

For the avoidance of doubt, the prospective conversion of the Bonds after the Final Maturity Date described in Condition 5.6 shall be taken into account (where applicable) when assessing the prospective and contingent liabilities of the Issuer.

9.   **Undertakings**

For so long as any Bond remains outstanding, the Issuer will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval, use all reasonable endeavours to maintain the listing and admission to trading on

The International Stock Exchange for so long as any of the Bonds remain outstanding, save that if the Issuer is unable to maintain such listing and admission to trading as aforesaid having used such endeavours, or if the maintenance of such listing and admission to trading is unduly onerous the Issuer undertakes to use all reasonable endeavours to promptly obtain and maintain a listing and admission to trading for the Bonds on such other recognised stock exchange (as such term is defined in Section 1005 of the Income Tax Act 2007) as the Issuer may from time to time determine and as may be approved by the Trustee and the Issuer will forthwith give notice to the Bondholders and the Trustee of any such listing or delisting of the Bonds by any of such stock exchanges.

The Issuer has undertaken in the Trust Deed to deliver to the Trustee annually and otherwise on request of the Trustee a certificate signed by a director and an authorised signatory on behalf of the Issuer as to there not having occurred an Event of Default or Potential Event of Default (as defined in the Trust Deed) since the date of the last such certificate or, if such event has occurred, as to the details of such event. The Trustee will be entitled to rely without liability on such certificate and shall not be obliged to independently monitor whether an Event of Default or Potential Event of Default has occurred or monitor compliance by the Issuer with the undertakings set forth in these Conditions (including in this Condition 9) or the Trust Deed, nor be liable to any person for not so doing.

10. **Prescription**

Claims against the Issuer for payment in respect of the Bonds shall be prescribed and become void unless made within 10 years (in the case of principal) or 5 years (in the case of interest) from the appropriate Relevant Date in respect of such payment.

Claims in respect of any other amounts payable in respect of the Bonds shall be prescribed and become void unless made within 10 years following the due date for payment thereof.

11. **Replacement of Bonds**

If any Bond is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of any Paying, Calculation and Transfer Agent subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Bonds must be surrendered before replacements will be issued.

12. **Meetings of Bondholders, Modification and Waiver**

12.1 *Meetings of Bondholders*

The Trust Deed contains provisions for convening meetings of Bondholders to consider matters affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if requested in writing by Bondholders holding not less than 10 per cent. in principal amount of the Bonds for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented, unless the business of such meeting includes consideration of proposals in respect of Special Quorum Matters, *inter alia*:

(A) to change the Final Maturity Date or the dates on which interest or other amounts are payable in respect of the Bonds;

(B) to modify the circumstances in which the Issuer is entitled to redeem the Bonds pursuant to Condition 5.2;

(C) to reduce or cancel the principal amount of, the Outstanding Redemption Amount of, or interest on, the Bonds or to reduce the amount payable on redemption of the Bonds;

(D) to modify the basis for calculating the interest payable or application of Excess Cash Flow Amounts in respect of the Bonds;

(E) to change the currency of the Bonds or any payment in respect of the Bonds;

(F) to modify the provisions relating to, or release of, the Transaction Security (including, without limitation, the amount of any Guarantee and the increase in the GLA Guarantee Cap);

(G) to change the governing law of the Bonds, the Trust Deed or any other Transaction Document;

(H) to approve the incurrence of Indebtedness other than Permitted Indebtedness;

(I) to approve the incurrence of any Capital Expenditure by any member of the Group in respect of any Lancaster Field Activities;

(J) to approve an amendment or variation to the Restructuring Business Plan;

(K) to approve any Investment Case proposed by the Issuer or approve an amendment or variation to any Approved Investment Case;

(L) to approve any amendments, variations, consents or waivers in respect of the Bareboat Charter or the POSA;

(M) to modify the provisions concerning the quorum required at any meeting of Bondholders or the majority required to pass an Extraordinary Resolution (including, without limitation, in respect of any Special Quorum Matter);

(N) to sanction any scheme or proposal for the exchange, substitution or sale of the Bonds for, or the conversion of the Bonds into, or the cancellation of the Bonds in consideration of, shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other body corporate formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash (other than pursuant to the Issuer Conversion);

(O) to approve or modify the terms of any Staff Incentive / Retention Plan;

(P) to modify the provisions relating to an Issuer Conversion; and

(Q) amending the proviso to paragraph 15 of Schedule 3 to the Trust Deed in respect of any Special Quorum Matters,

in which case the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned meeting not less than one-third, in principal amount of the Bonds for the time being outstanding. Any Extraordinary Resolution duly passed by the Bondholders shall be binding on all of the Bondholders (whether or not they were present at any meeting at which such resolution was passed and whether or not they voted on such resolution).

The Trust Deed provides that (a) a resolution passed at a meeting duly convened and held by or on behalf of the holder(s) of not less than 75 per cent. of the persons eligible to vote at such meeting, (b) a resolution in writing signed by or on behalf of the holders of not less than two-thirds (or 75 per cent. in respect of a Special Quorum Matter) in principal amount of the Bonds for the time being outstanding or (c) consents given by way of electronic consents through the relevant clearing system(s) (in a form satisfactory to the Trustee) by or on behalf of the holder(s) of not less than two-thirds (or 75 per cent. in respect of a Special Quorum Matter) in principal amount of the Bonds for the time being outstanding, shall, in each case, be effective as an Extraordinary Resolution of the Bondholders.

12.2   *Modification and Waiver*

The Trustee may agree, without the consent of the Bondholders, to (a) any modification of any of the provisions of the Trust Deed or any other Transaction Document, any trust deed supplemental to the Trust Deed or any agreement supplemental to any other Transaction Document, the Bonds or these Conditions, which in the Trustee's opinion is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law, and (b) any other modification to the Trust Deed, any other Transaction Document, any trust deed supplemental to the Trust Deed or any agreement supplemental to any other Transaction Document, the Bonds or these Conditions (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed or any other Transaction Document, any trust deed supplemental to the Trust Deed or any agreement supplemental to any other Transaction Document, the Bonds or these Conditions, which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. The Trustee may, without the consent of the Bondholders, determine that any Event of Default or Potential Event of Default (as defined in the Trust Deed) should not be treated as such, provided that in the opinion of the Trustee, the interests of Bondholders are not materially prejudiced thereby. Any such modification, authorisation, waiver or determination shall be binding on the Bondholders and, if the Trustee so requires, shall be notified to the Bondholders promptly in accordance with Condition 15.

12.3   *Entitlement of the Trustee*

In connection with the exercise of its functions (including but not limited to those referred to in this Condition) the Trustee shall have regard to the interests of the Bondholders as a class but shall not have regard to any interests arising from circumstances particular to individual Bondholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers or discretions for individual Bondholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory, and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders, except to the extent provided for in these Conditions or the Trust Deed.

13. **Enforcement**

The Trustee may at any time, at its discretion and without notice, take such proceedings, actions or steps against the Issuer as it may think fit to enforce the provisions of the Trust Deed and the Bonds, but it shall not be bound to take any such proceedings or any other action or step in relation to the Trust Deed or the Bonds unless (a) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by the holders of at least one-fifth in principal amount of the Bonds then outstanding, and (b) it shall have been indemnified and/or secured and/or prefunded to its satisfaction. No Bondholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

14. **The Trustee**

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including:

(A)   provisions relieving it from taking steps, actions or proceedings unless indemnified and/or secured and/or prefunded to its satisfaction; and

(B)   provisions limiting or excluding its liability in certain circumstances.

The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit. The Trust Deed provides that, when determining whether an indemnity or any security or pre-funding is satisfactory to it, the Trustee shall be entitled (1) to evaluate its risk in any given circumstance by considering the worst-case scenario and (2) to require that any indemnity or security given to it by the Bondholders or any of them be given on a joint and several basis and be supported by evidence satisfactory to it as to the financial standing and creditworthiness of each counterparty and/or as to the value of the security and an opinion as to the capacity, power and authority of each counterparty and/or the validity and effectiveness of the security.

The Trustee may rely without liability to Bondholders on a report, confirmation or certificate or opinion or any advice of any accountants, financial advisers, financial institution or other expert, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee may accept and shall be entitled to rely on any such report, opinion, confirmation or certificate or advice and such report, opinion, confirmation, or certificate or advice shall be binding on the Issuer, the Trustee and the Bondholders.

15. **Notices**

All notices regarding the Bonds will be valid if published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Bonds are for the time being listed and/or admitted to trading. Any such notice shall be deemed to have been given on the date of such notice. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve.

For so long as the Bonds are represented by a Global Bond and such Global Bond is registered in the name of, and held by a nominee on behalf of, a common depositary for Euroclear or Clearstream, Luxembourg, notices to Bondholders shall be given by the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg, as the case may be. Any such notice shall be deemed to have been given on the day on which such notice is delivered to Euroclear and/or Clearstream, Luxembourg.

The Issuer shall send a copy of all notices given by it to Bondholders pursuant to these Conditions simultaneously to the Security Trustee.

16.   **Contracts (Rights of Third Parties) Act 1999**

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

17.   **Governing Law and Jurisdiction**

17.1   *Governing Law*

The Trust Deed, these Conditions, the Bonds, the Paying, Calculation and Transfer Agency Agreement and each other Transaction Document and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, English law.

17.2   *Jurisdiction*

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed or the Bonds (and any non-contractual obligations arising out of or in connection with them) and accordingly any legal action or proceedings arising out of or in connection with the Trust Deed or the Bonds ("**Proceedings**") may be brought in such courts. The Issuer has in the Trust Deed irrevocably submitted to the jurisdiction of such courts and have waived any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of the Trustee and each of the Bondholders and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

[Signatures not restated]

SCHEDULE 3 – CONDITIONS PRECEDENT

1. **Authorisations and certificates**

   (a)   A copy of the constitutional documents and PSC Register of each Obligor.

   (b)   A copy of a resolution of the board of directors of each Obligor:

       (i)   approving the terms of, and the transactions contemplated by, the Transaction Documents (as defined in the Second Amended and Restated Trust Deed) to which it is a party and resolving that it execute the Transaction Documents (as defined in the Second Amended and Restated Trust Deed) to which it is a party;

       (ii)   authorising a specified person or persons to execute the Transaction Documents (as defined in the Second Amended and Restated Trust Deed) to which it is a party on its behalf; and

       (iii)   (if applicable) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Transaction Documents (as defined in the Second Amended and Restated Trust Deed) to which it is a party.

   (c)   A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

   (d)   A certificate of each Obligor confirming that guaranteeing or securing, as appropriate, the Bonds (as defined in the Second Amended and Restated Trust Deed) would not cause any borrowing, guaranteeing, security or similar limit binding on any Obligor to be exceeded.

   (e)   A certificate of an authorised signatory of the relevant Obligor certifying that each copy document relating to it specified in Part 1 of this Schedule 3 is correct, complete and in full force and effect as at the date of this Deed.

2. **Transaction Documents**

   (a)   A copy of this Deed, duly executed by all the parties thereto.

   (b)   A copy of the 2021 Deed of Charge duly executed by each of the parties thereto.

   (c)   A copy of the Global Bond in the form set out in Schedule 4 (*Form of Global Bond*), duly executed by the Issuer.

   (d)   Any notices, documents and registrations required to be given, completed or executed on the Effective Date under the terms of the 2021 Deed of Charge.

   (e)   A copy of the 2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement) executed by all the parties thereto.

   (f)   Confirmation that each of the Trustee and the Security Trustee has received all other documents, evidence, authorisations and other information as the

Security Trustee and/or the Trustee reasonably considers to be necessary or desirable in order for it to discharge the functions as Security Trustee and/or the Trustee.

3. **Other documents and deliverables**

    (a)   A copy of the Intra-Group Funding Policy in place on the date of this Deed.

    (b)   A copy of the BP Sales Agreement executed by the parties thereto.

    (c)   A copy of the Bluewater Bareboat Charter executed by the parties thereto.

    (d)   A copy of the POSA executed by the parties thereto.

    (e)   A copy of the DSA executed by the parties thereto.

    (f)   A copy of the DSA Trust Deed executed by the parties thereto.

    (g)   A copy of the P1368 Licence.

    (h)   A copy of the P1368 Licence Trust Deed and the P1368 Licence Umbrella Agreement (each defined in the 2021 Deed of Charge).

    (i)   Copies of each of the Insurance Policies.

    (j)   The information (if any) to be disclosed by the Issuer in writing under Condition 2.1(6).

4. **Legal opinions**

    (a)   A legal opinion of Akin Gump LLP, addressed to the Trustee and the Security Trustee, as to certain matters of English law, substantially in the form distributed to the Trustee prior to signing this Deed.

    (b)   A legal opinion of Dentons UK and Middle East LLP, addressed to the Trustee and the Security Trustee, as to certain matters of English law, substantially in the form distributed to the Trustee prior to signing this Deed.

5. **Restructuring**

    (a)   Confirmation from the Information Agent of its receipt of the Restructuring CP Notice (pursuant to clause 4 of, and as defined in, the Restructuring Implementation Deed).

    (b)   A copy of the Restructuring Business Plan.

SCHEDULE 4 – FORM OF GLOBAL BOND

Common Code: 164146227

ISIN: XS1641462277

HURRICANE ENERGY PLC
(incorporated under the laws of England and Wales as company number 05245689)

U.S.$[180,000,000] 14.4% Senior Secured Bonds due 2024

The Bonds in respect of which this Global Bond is issued form part of the series designated as specified in the title (the "**Bonds**") of Hurricane Energy plc (the "**Issuer**").

The Issuer hereby certifies that USB Nominees (UK) Limited is, at the date hereof, entered in the register of Bondholders as the holder of Bonds in the principal amount of

U.S.$ [180,000,000]

([ONE HUNDRED AND EIGHTY MILLION] U.S. DOLLARS)

or such other amount as is shown on the register of Bondholders as being represented by this Global Bond and is duly endorsed (for information purposes only) in the third column of Schedule A to this Global Bond. For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Bondholders as holder of the Bonds in respect of which this Global Bond is issued, such amount or amounts as shall become due and payable from time to time in respect of such Bonds and otherwise to comply with the Conditions referred to below.

The Bonds were constituted by a Trust Deed dated 24 July 2017 as amended and restated pursuant to and in accordance with the terms of 2021 Amendment and Restatement Agreement and as further supplemented or amended from time to time (the "**Trust Deed**") made between the Issuer and U.S. Bank Trustees Limited as trustee (the "**Trustee**") and are subject to the Trust Deed and the terms and conditions (the "**Conditions**") set out in Schedule 4 to the Trust Deed, and as modified by the provisions of this Global Bond from time to time. Terms defined in the Trust Deed have the same meaning when used herein.

This Global Bond was amended and restated pursuant to and in accordance with the terms of the 2021 Amendment and Restatement Agreement and replaces the Global Bond originally issued on 24 July 2017.

This Global Bond is evidence of entitlement only.

Title to the Bonds passes only on due registration of Bondholders and only the duly registered holder is entitled to payments on Bonds in respect of which this Global Bond is issued.

Amendments to Conditions

The Conditions are modified as follows in so far as they apply to the Bonds represented by this Global Bond as issued.

Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear Bank SA/NV ("**Euroclear**"), Clearstream Banking S.A. ("**Clearstream, Luxembourg**") or any other clearing system ("**Alternative Clearing System**") as the holder of a Bond represented by this Global Bond must look solely to Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System (as the case may be) for his share of each payment made by the Issuer to the holder of this Global Bond and in relation to all other rights arising under the Global Bond, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or such Alternative Clearing System (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Bonds for so long as the Bonds are represented by this Global Bond and such obligations of the Issuer will be discharged by payment to the holder of this Global Bond in respect of each amount so paid.

Exchange

Owners of beneficial interests in the Bonds in respect of which this Global Bond is issued will be entitled to have title to the Bonds registered in their names and to receive individual Definitive Bonds if (1) either Euroclear or Clearstream, Luxembourg (or any such Alternative Clearing System) is closed for business for a continuous period of 14 clear days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so or (2) there shall have occurred and be continuing an Event of Default.

The issue of the Definitive Bonds will be announced on such stock exchange as the Bonds may be listed or admitted to trading from time to time (as long as the Bonds are listed or admitted to trading thereon and the rules of such stock exchange so require, and such announcement will include all material information with respect to the issue and delivery of the Definitive Bonds).

In such circumstances, the Issuer will cause sufficient individual Definitive Bonds to be executed and delivered to the Registrar for completion, authentication and despatch to the relevant Bondholders within 21 clear days following a request therefor by the holder of this Global Bond. A person with an interest in the Bonds represented by this Global Bond must provide the Registrar with (a) a written order containing instructions and other such information as the Issuer and the Registrar may require to complete, execute and deliver such individual definitive registered Bonds and (b) a certificate to the effect that such person is not transferring its interest in this Global Bond.

In the case of Definitive Bonds issued in exchange for any Global Bond, such Definitive Bonds shall bear, and be subject to, such legends, as the Issuer requires in order to ensure compliance with any applicable securities law. The holder of such Definitive Bond may transfer the Bonds represented by such Definitive Bonds subject to compliance with the provisions of such legend. Upon transfer, exchange or replacement of Definitive Bonds bearing the legend, or upon specific request for removal of the legend, the Issuer will deliver only Definitive Bonds which bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may be required by the Issuer at its discretion that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

Meetings

The holder hereof shall be treated as having one vote in respect of each U.S.$150,000 principal amount of Bonds represented by this Global Bond. The Trustee may allow to attend and speak (but not to vote) at any meeting of Bondholders any accountholder (or the representative of any such person) of a clearing system with an interest in the Bonds represented by this Global Bond on confirmation of entitlement and proof of his identity.

Redemption at the Option of the Issuer

The option of the Issuer provided for in Condition 5.2 shall be exercised by the Issuer giving notice to the Bondholders within the time limits and in accordance with the requirements set out in, and containing the information required by, that Condition.

Issuer Conversion following an Issuer Conversion Event Date

The option of the Issuer provided for in Condition 5.6 may be exercised by the Issuer in accordance with the requirements set out in that Condition.

Tax Election Option of the Bondholders

The option of the Bondholders provided for in Condition 5.2 may be exercised by the holder of this Global Bond by giving notice to the Registrar within the time limits relating to the deposit of Bonds in Condition 5.2 and substantially in the form of the Bondholders Tax Election Notice as set out in Schedule 2 to the Paying, Calculation and Transfer Agency Agreement. Such notice shall be obtainable from the specified office of any Paying, Calculation and Transfer Agent and shall state the number of Bonds in respect of which the option is exercised. Upon exercise of the option the relevant Bondholder shall present this Global Bond to the Registrar for annotation in Schedule A hereto accordingly.

Trustee's Powers

In considering the interests of Bondholders the Trustee may, to the extent it considers it appropriate to do so in the circumstances, (a) have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of Bonds and (b) consider such interests on the basis that such accountholders were the holders of the Bonds represented by this Global Bond.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds represented by this Global Bond shall be recognised as the beneficiaries of the trusts set out in the Trust Deed to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder as if they were themselves the holders of Bonds in such principal amounts.

Payments

Payments of principal in respect of Bonds represented by this Global Bond will be made against presentation and, if no further payment falls to be made in respect of the Bonds, surrender of this Global Bond to or to the order of the Paying, Calculation and Transfer Agent or such other Agent as shall have been notified to the holder of this Global Bond for such purpose.

Electronic Consent and Written Resolution

While any Global Bond is registered in the name of any nominee for Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, then:

(1) where the terms of the proposed resolution have been notified to the Bondholders through the relevant clearing system(s), each of the Issuer and the Trustee shall be entitled to rely upon approval of such resolution proposed by the Issuer or the Trustee (as the case may be) given by way of electronic consents communicated through the electronic communications systems of the relevant clearing system(s) in accordance with their operating rules and procedures by or on behalf of the holders of not less than (a) two-thirds in principal amount of the Bonds in respect of an Extraordinary Resolution other than in respect of a Special Quorum Matter, or (b) 75 per cent. in principal amount of the Bonds in respect of an Extraordinary Resolution which is a Special Quorum Matter (an "**Electronic Consent**"). An Electronic Consent shall, for all purposes (including in respect of a Special Quorum Matter), take effect as an Extraordinary Resolution passed at a meeting of Bondholders duly convened and held, and shall be binding on all Bondholders whether or not they participated in such Electronic Consent. The Paying, Calculation and Transfer Agent shall confirm the result of voting on any Electronic Consent in writing to the Issuer and the Trustee (in a form satisfactory to the Trustee) (which confirmation may be given by e-mail), specifying (as of the deadline for the Electronic Consent): (A) the outstanding principal amount of the Bonds and (B) the outstanding principal amount of the Bonds in respect of which consent to the resolution has been given in accordance with this provision. The Issuer and the Trustee may rely and act without further enquiry on any such confirmation from the Paying, Calculation and Transfer Agent and shall have no liability or responsibility to anyone as a result of such reliance or action. The Trustee shall not be bound to act on any Electronic Consent in the absence of such a confirmation from the Paying, Calculation and Transfer Agent in a form satisfactory to it; and

(2) where Electronic Consent is not being sought, for the purpose of determining whether a Written Resolution has been validly passed, the Issuer and the Trustee shall be entitled to rely on consent or instructions given in writing directly to the Issuer and/or the Trustee, as the case may be, by accountholders in the clearing system with entitlements to such Global Bond or, where the accountholders hold any such entitlement on behalf of another person, on written consent from or written instruction by the person for whom such entitlement is ultimately beneficially held, whether such beneficiary holds directly with the accountholder or via one or more intermediaries and provided that, in each case, the Issuer and the Trustee have obtained commercially reasonable evidence to ascertain the validity of such holding and have taken reasonable steps to ensure that such holding does not alter following the giving of such consent or instruction and prior to the effecting of such amendment. Any resolution passed in such manner shall be binding on all Bondholders, even if the relevant consent or instruction proves to be defective. For the purposes of this paragraph, "commercially reasonable evidence" includes any certificate or other document issued by Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, or issued by an accountholder of them or an intermediary in a holding chain, in relation to the holding of interests in the Bonds. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream, Luxembourg's CreationOnline system) in accordance with its usual procedures and in which the accountholder of a particular principal or nominal amount of the Bonds is clearly identified together with the amount of such holding.

Neither the Issuer nor the Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by any such person and subsequently found to be forged or not authentic.

Notices

So long as Bonds are represented by this Global Bond and this Global Bond is held on behalf of Euroclear, Clearstream, Luxembourg or any such Alternative Clearing System, notices to the holders of such Bonds shall be given by delivery of the relevant notice to the relevant clearing system for communication by it to entitled accountholders.

This Global Bond shall not be valid for any purpose until authenticated by or on behalf of the Registrar.

This Global Bond and any non-contractual obligations arising out of or in connection with it shall be governed by, and shall be construed in accordance with, English law.

IN WITNESS WHEREOF the Issuer has caused this Global Bond to be signed on its behalf.

Dated

HURRICANE ENERGY PLC

By: By:

Authorised Director   Authorised Director

Certificate of Authentication

Certified that the above-named holder is at the date hereof entered in the register of Bondholders as holder of the above-mentioned principal amount of Bonds.

ELAVON FINANCIAL SERVICES DAC (as Registrar) (without warranty, recourse or liability)

By:

Authorised Signatory

Dated

SCHEDULE A

SCHEDULE SHOWING CHANGES IN THE PRINCIPAL AMOUNT OF THE BONDS REPRESENTED BY THIS GLOBAL BOND

The following shows the principal amount of the Bonds represented by this Global Bond as a result of (a) redemption of Bonds or (b) transfer of Bonds:

Date of Transfer/ Redemption/ Purchase and cancellation (stating which)	Amount of change in principal amount of Bonds represented by this Global Bond	Principal amount of Bonds represented by this Global Bond following such change	Notation made by or on behalf of the Paying, Calculation and Transfer Agent

Appendix I – Form of Amendment and Restatement Agreement relating to the Bond Paying, Calculation and Transfer Agency Agreement

AMENDMENT AND RESTATEMENT AGREEMENT

HURRICANE ENERGY PLC

AS THE ISSUER

U.S. BANK TRUSTEES LIMITED

AS THE TRUSTEE AND SECURITY TRUSTEE

ELAVON FINANCIAL SERVICES DAC, UK BRANCH

AS PRINCIPAL PAYING, CALCULATION AND TRANSFER AGENT

AND

ELAVON FINANCIAL SERVICES DAC

AS REGISTRAR

THIS DEED is dated _____ 2021 and made

BETWEEN:

(1)   **HURRICANE ENERGY PLC**, registered in England as company number 05245689 and having its registered office at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN (the "**Issuer**");

(2)   **U.S. BANK TRUSTEES LIMITED**, whose principal place of business is at Fifth Floor, 125 Old Broad Street, London EC2N 1AR (the "**Trustee**" and the "**Security Trustee**");

(3)   **ELAVON FINANCIAL SERVICES DAC**, a Designated Activity Company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, Ireland, acting through its UK Branch from its establishment at 125 Old Broad Street, Fifth Floor, London EC2N 1AR (registered with the Registrar of Companies for England and Wales under Registration No. BR020005) as principal Paying, Calculation and Transfer Agent for the Bonds (previously referred to as the principal Paying, Transfer and Conversion Agent) (the "**Principal Paying, Calculation and Transfer Agent**"); and

(4)   **ELAVON FINANCIAL SERVICES DAC**, a Designated Activity Company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, Ireland as registrar for the Bonds described below (the "**Registrar**").

BACKGROUND:

(A)   The Issuer, the Registrar, the Principal Paying, Calculation and Transfer Agent (in its capacity as principal Paying, Calculation and Transfer Agent) and the Trustee entered into the paying, transfer and conversion agency agreement dated 24 July 2017 (the "**Original Agreement**").

(B)   Pursuant to the terms of the Restructuring Implementation Deed, the Parties have agreed that, with effect from the Effective Time, the Original Agreement will be amended and restated on the terms of this Deed.

THE PARTIES AGREE AS FOLLOWS:

1.   DEFINITIONS AND INTERPRETATION

1.1   Terms defined in the Amended and Restated Agency Agreement shall have the same meaning when used in this Deed. In addition:

"**2021 Amendment and Restatement Agreement**" means the amendment and restatement agreement made, among others, between the Trustee and the Issuer in respect of the Trust Deed and the Conditions dated on or around the date of this Deed.

"**Amended and Restated Agency Agreement**" means the Original Agreement, as amended and restated in the form set out in Schedule 1 (*Form of Amended and Restated Agency Agreement*).

"**Amended and Restated Trust Deed**" has the meaning given to that term in the 2021 Amendment and Restatement Agreement.

"**Effective Time**" has the meaning given to that term in the 2021 Amendment and Restatement Agreement.

"**Implementation Steps**" has the meaning given to that term in the Restructuring Implementation Deed.

"**Original Agreement**" has the meaning given to that term in the Recitals.

"**Party**" means a party to this Deed.

"**Restructuring**" has the meaning given to that term in the Restructuring Implementation Deed.

"**Restructuring Implementation Deed**" means the deed entered into on or around the date of this Deed between, among others, the Issuer, the Bondholders, the Trustee, and the Security Trustee in respect of the Restructuring.

1.2 The principles of interpretation set out in the Amended and Restated Agency Agreement shall apply to this Deed as if set out in this Deed save that references in the Amended and Restated Agency Agreement to "this Agreement" shall be construed as references to this Deed.

1.3 In this Deed:

(a) any reference to a "Clause" or "Schedule" is, unless the context otherwise requires, a reference to a Clause or Schedule of this Deed; and

(b) Clause and Schedule headings are for ease of reference only.

1.4 This Deed is a Transaction Document (as defined in the Amended and Restated Trust Deed).

2. AMENDMENT AND RESTATEMENT

With effect from the Effective Time (and subject to, and in accordance with, the Implementation Steps set out in clause 8 of the Restructuring Implementation Deed), the terms and provisions of the Original Agreement (including the annexes, schedules and exhibits thereto) are hereby amended and restated in full such that the Original Agreement in its entirety shall be replaced by the Amended and Restated Agency Agreement, which shall read as set forth in Schedule 1 (*Amended and Restated Agency Agreement*).

3. THIRD PARTY RIGHTS

A person who is not a party has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Deed.

4. INCORPORATION OF TERMS

The provisions of clauses 22 (*Notices and communications*) and 24 (*Counterparts*) of the Amended and Restated Agency Agreement shall be incorporated into this Deed as if set out in full in this Deed and as if references in those sections to "this Agreement" are references to this Deed.

5. SEVERABILITY

If a term of this Deed is or becomes illegal, invalid or unenforceable under any law of any jurisdiction, that shall not affect:

(a) the legality, validity or enforceability in that jurisdiction of any other term of this Deed; or

(b) the legality, validity or enforceability in other jurisdictions of that or any other term of this Deed.

6. GOVERNING LAW

This Deed and any non-contractual obligations arising out of or in connection with it are governed by, and construed in accordance with, English law.

7. DEED

It is intended each Party shall execute this Deed as a deed and is intended to be delivered by each of them as a deed on the date specified above.

8. TRUSTEE, SECURITY TRUSTEE AND AGENTS

The Trustee is entering into this Deed acting on the instructions of the Bondholders given pursuant to the Restructuring Plan described in the Restructuring Implementation Deed and, in so acting, the Trustee shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on it under and by the Original Trust Deed.

The Principal Paying, Calculation and Transfer Agent and the Registrar are entering into this Deed acting on the instructions of the Issuer given pursuant to the Restructuring Plan described in the Restructuring Implementation Deed and, in so acting, the Principal Paying, Calculation and Transfer Agent and the Registrar shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on them under and by the Original Agreement.

The Security Trustee has agreed to become a party to this Deed solely for the purpose of taking the benefit of contractual provisions expressed to be given in its favour and enabling better preservation and enforcement of its rights under this Deed and the other Transaction Documents. The Security Trustee will exercise its powers, rights, duties and authority under this Deed in the manner provided for in the 2021 Deed of Charge and, in so acting, the Security Trustee shall have the protections, immunities, rights, powers, authorisations, indemnities, limitations of liability and benefits conferred on it under and by the 2021 Deed of Charge.

9. ELECTRONIC SIGNATURES

The Parties agree to electronic contracting and signatures with respect to this Deed. Delivery of an electronic signature to, or a signed copy of, this Deed by facsimile, email or other electronic transmission shall be fully binding on the Parties to the same extent as the delivery of the signed originals and shall be admissible into evidence for all purposes.

In witness whereof this Deed has been executed as a deed and delivered on the date first stated at the beginning of this Deed.

SIGNATURES

The Issuer

EXECUTED AND DELIVERED AS A DEED)
by)
HURRICANE ENERGY PLC)

By:

Address:
Email:
Attention:

By:

Address:
Email:
Attention:

The Principal Paying, Calculation and Transfer Agent

EXECUTED AND DELIVERED AS A DEED	)
by	)
ELAVON FINANCIAL SERVICES DAC, UK BRANCH	)

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

The Registrar

EXECUTED AND DELIVERED AS A DEED	)
by	)
ELAVON FINANCIAL SERVICES DAC	)

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

The Trustee and Security Trustee

EXECUTED AND DELIVERED AS A DEED   )
by   )
U.S. BANK TRUSTEES LIMITED   )
)

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

By:

Address: 125 Old Broad Street, Fifth Floor, London, EC2N 1AR, United Kingdom
Email: cdrm@usbank.com
Attention: Relationship Management Group

SCHEDULE 1 – AMENDED AND RESTATED AGENCY AGREEMENT

Dated 24 July 2017 as amended and restated on _____ 2021

Paying, Calculation and Transfer Agency Agreement

between

Hurricane Energy plc
as Issuer

U.S. Bank Trustees Limited
as Trustee and Security Trustee

Elavon Financial Services DAC, UK Branch
as Principal Paying, Calculation and Transfer Agent

and

Elavon Financial Services DAC
as Registrar

relating to

the Issuer's 14.4% Senior Secured Bonds due 2024

CONTENTS

THIS AGREEMENT is dated 24 July 2017 as amended and restated on _____ 2021 and made **BETWEEN**:

(1)   **HURRICANE ENERGY PLC**, registered in England as company number 05245689 and having its registered office at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN (the "**Issuer**");

(2)   **U.S. BANK TRUSTEES LIMITED**, whose principal place of business is at Fifth Floor, 125 Old Broad Street, London EC2N 1AR (the "**Trustee**", which expression shall include any other trustee for the time being of the Trust Deed referred to below and the "**Security Trustee**", which expression shall include any other trustee for the time being under the 2021 Deed of Charge);

(3)   **ELAVON FINANCIAL SERVICES DAC**, a Designated Activity Company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, Ireland, acting through its UK Branch from its establishment at 125 Old Broad Street, Fifth Floor, London EC2N 1AR (registered with the Registrar of Companies for England and Wales under Registration No. BR020005) as principal Paying, Calculation and Transfer Agent for the Bonds described below (the "**Principal Paying, Calculation and Transfer Agent**" and together with any other paying, calculation and transfer agents appointed from time to time in accordance with this Agreement, the "**Paying, Calculation and Transfer Agents**", which expression shall wherever the context so admits include any successor principal paying, calculation and transfer agent for the time being so appointed); and

(4)   **ELAVON FINANCIAL SERVICES DAC**, a Designated Activity Company registered in Ireland with the Companies Registration Office, registered number 418442, with its registered office at Building 8, Cherrywood Business Park, Loughlinstown, Dublin 18, Ireland as registrar for the Bonds described below (the "**Registrar**" which expression shall wherever the context so admits include any successor or additional Registrar for the time being so appointed).

BACKGROUND:

(A)   On the Original Closing Date, the Issuer issued U.S.$230,000,000 in aggregate principal amount of 7.50 per cent. convertible bonds due 2022 which were constituted on the Original Closing Date by the trust deed originally dated 24 July 2017 and as amended and restated on the 2021 Effective Date and otherwise amended from time to time (the "**Trust Deed**") between the Issuer and the Trustee and were issued subject to the conditions (the "**Conditions**") set out in Schedule 4 to the Trust Deed.

(B)   In accordance with, and pursuant to the terms of, the 2021 Amendment and Restatement Agreement and the Restructuring Implementation Deed, the Bondholders, the Issuer and the Trustee agreed to amend certain terms of the Trust Deed and the Conditions with effect from the 2021 Effective Date.

(C)   Each of the parties to this Agreement has agreed to amend and restate this Agreement pursuant to the terms of the 2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement).

NOW IT IS HEREBY AGREED AND DECLARED as follows:

1. **Definitions**

1.1 Terms used but not defined in this Agreement but defined or construed in the Conditions or the Trust Deed shall, unless the context otherwise requires, have the same meanings when used herein. Reference herein to amounts payable in respect of the Bonds shall include all principal, redemption moneys and/or interest and/or any additional amounts expressed to be payable in respect thereof pursuant to the Conditions. In addition:

"**2021 Amendment and Restatement Agreement (Paying, Calculation and Transfer Agency Agreement)**" means the amendment and restatement agreement entered into on or about _____ 2021 between the parties hereto.

"**Agents**" means the Principal Paying, Calculation and Transfer Agent and the Registrar and any other Agent appointed pursuant to Clause 19.1 below and "**Agent**" means any of them.

"**Applicable Law**" means any law or regulation.

"**Authorised Person**" means any person who is designated in writing by the Issuer from time to time to give Instructions to the Agents under the terms of this Agreement.

"**Authority**" means any competent regulatory, prosecuting, Tax or governmental authority in any jurisdiction.

"**Bondholders Tax Election Notice**" means a notice substantially in the form for the time being current and which initially shall be in the form appearing in Schedule 2.

"**Business Day**" means in relation to any place any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business in that place.

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended.

"**FATCA Withholding**" means any withholding or deduction required pursuant to an agreement described in section 1471(b) of the Code, or otherwise imposed pursuant to sections 1471 through 1474 of the Code, any regulations or agreements thereunder, any official interpretations thereof, or any law implementing an intergovernmental approach thereto.

"**Instructions**" means any written notices, directions or instructions received by the Agents from an Authorised Person or from a person reasonably believed by the Agents to be an Authorised Person.

"**Losses**" means any and all claims, losses, liabilities, damages, costs, expenses and judgments (including legal fees and expenses which have been properly incurred).

"**Tax**" means any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any Authority having power to tax.

1.2 In this Agreement, unless the contrary intention appears, a reference to:

(A) costs, charges, remuneration, expenses or amounts payable under this Agreement shall include any value added tax, turnover tax or similar tax charged in respect thereof and the Issuer shall be liable to pay or reimburse the relevant Agent, the

Trustee or, where applicable, the Security Trustee for any such value added tax, turnover tax or similar tax;

(B) any amount payable to an Agent, the Trustee or, where applicable, the Security Trustee pursuant to this Agreement shall be made without set-off or counterclaim except as required by law;

(C) any action, remedy or method of judicial proceedings for the enforcement of rights of creditors shall include, in respect of any jurisdiction other than England, references to such action, remedy or method of judicial proceedings for the enforcement of rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate thereto;

(D) a "**Clause**" or "**Schedule**" is a reference to a clause of, or a schedule to, this Agreement;

(E) a person includes any individual, company, body corporate, corporation sole or aggregate, government, state or agency of a state, firm, partnership, joint venture, association, organisation or trust (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists) and a reference to any of them shall include a reference to the others;

(F) a person includes its successors and assigns;

(G) any provision of any treaty, legislation, statute, directive, regulation, judgement, decision, decree, order, regulation, instrument, by-law, or any other law of, or having effect in, any jurisdiction ("**Laws**") shall be construed also as references to all other Laws made under the Law referred to, and to all such Laws as amended, re-enacted, consolidated or replaced, or as their application is modified by other Laws from time to time, and whether before or after the date of this Agreement;

(H) Euroclear and/or Clearstream, Luxembourg shall be deemed to include references to any other clearing system as is approved by the Trustee and for which the Principal Paying, Calculation and Transfer Agent is a direct participant;

(I) unless the context requires otherwise, any reference in this Agreement to this Agreement, the Trust Deed, the Conditions, or any other agreement, deed or document shall be construed as a reference to the relevant agreement, deed or document as the same may have been, or may from time to time be, replaced, extended, amended, varied, novated, restated, supplemented or superseded in accordance with its terms and includes any agreement, deed or other document expressed to be supplemental to it, as from time to time so extended, amended, varied, novated, restated or superseded; and

(J) a time of day is a reference to London time.

1.3 Words denoting the singular number only shall include the plural number also and vice versa, words denoting one gender only shall include the other gender and words denoting persons shall include firms and corporations and vice versa.

2. **Appointment**

2.1 Upon and subject to the terms of this Agreement and the Conditions, the Issuer hereby appoints (i) the Principal Paying, Calculation and Transfer Agent as its agent for making payments in respect of the Bonds and making certain determinations and calculations in respect of the Bonds and (ii) all of the Agents as its agents in relation to any transfer of the Bonds at their respective offices specified above, and the Agents hereby accept such appointments. Except where the context otherwise requires, references hereafter in this Agreement to the Agents are to them acting solely through their respective specified offices.

2.2   Each Agent accepts its appointment as agent of the Issuer in respect of the Bonds and shall perform all matters expressed to be performed by it in, and otherwise comply with, the Conditions and the provisions of this Agreement and, in connection therewith, shall take all such action as may be incidental thereto.

2.3   The obligations of the Agents hereunder are several and not joint.

3.   **Authentication; Transfer and Exchange of Bonds**

3.1   On the 2021 Effective Date, the Issuer shall deliver to the Registrar a duly executed Global Bond in the form set out in schedule 4 (*Form of Global Bond*) to the 2021 Amendment and Restatement Agreement. The Registrar (or its agent on its behalf) shall authenticate the Global Bond and return it to, or to the order of, the Issuer for delivery to a depositary common to Euroclear and Clearstream, Luxembourg.

3.2

(A)   If the Global Bond is, pursuant to its provisions, to be exchanged for Definitive Bonds, the Issuer will cause sufficient Definitive Bonds to be executed and delivered to the Registrar in sufficient quantities and in sufficient time for such Definitive Bonds to be issued as provided in the Global Bond, and the Registrar will authenticate the same.

(B)   To receive such individual Definitive Bonds, a person with an interest in the Bonds represented by the Global Bond must provide the Registrar with:

(1)   a written order containing instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such individual Definitive Bonds; and

(2)   a certificate to the effect that such person is not transferring its interest at the time of such exchange.

(C)   Upon receipt of the documents referred to in Clause 3.2(B), the Registrar shall arrange for the execution and delivery to or upon the order of the person named in such order referred to in Clause 3.2(B)(1) of a Definitive Bond registered in the name or names requested by such person or persons and the Registrar shall alter the entries in the Register in respect of the Bonds accordingly.

3.3   Subject to the provisions of Schedule 1 hereto, the Regulations referred to in Clause 13.3, and the Conditions, no other restrictions shall apply with respect to the transfer of Bonds.

4.   **Payment**

4.1   The Issuer will by 10.00 a.m. on the Business Day in London immediately preceding each date on which any payment in cash in respect of the Bonds becomes due, transfer to the Principal Paying, Calculation and Transfer Agent such amount as may be required for the purposes of such payment. The Issuer shall procure that the bank through which the payment to the Principal Paying, Calculation and Transfer Agent is to be made shall irrevocably confirm to the Principal Paying, Calculation and Transfer Agent by fax or authenticated SWIFT not later than 10.00 a.m. on the second Business Day in London immediately prior to the due date for any such payment that such transfer will be made. In this Clause 4, the date on which a payment in respect of the Bonds becomes due means the date on which the relevant payment becomes due under the Conditions.

4.2   The Principal Paying, Calculation and Transfer Agent will as soon as reasonably practicable notify by facsimile transmission or in writing each of the other Agents, the Trustee and the Issuer if it has not by the due date for any payment due in respect of the Bonds received the full amount so payable on such date referred to in Clause 4.1.

4.3   If it has received by the due date for any payment in respect of the Bonds the full amount so payable in cash on such date, the Principal Paying, Calculation and Transfer Agent, subject to and in accordance with the Conditions, shall pay on behalf of the Issuer the relevant amounts due in cash in respect of the Bonds on the due date therefor. If any payment provided for in Clause 4.1 is made late but otherwise in accordance with the provisions of this Agreement, the Principal Paying, Calculation and Transfer Agent, may nevertheless pay such amounts. However, unless and until the full amount of any such payment has been received in cash by the Principal Paying, Calculation and Transfer Agent it will not be bound (but shall be entitled) to make such payments. If the Principal Paying, Calculation and Transfer Agent pays any amounts to Bondholders at a time when it has not received payment in full in respect of the Bonds (the excess of the amounts so paid over the amounts so received being, for the purposes of this Clause 4.3, the "**Shortfall**" and certified by it to be such), the Issuer will, in addition to paying amounts due under Clause 4.1, pay to the Principal Paying, Calculation and Transfer Agent on demand interest (at a rate per annum determined by the Principal Paying, Calculation and Transfer Agent to represent the cost to it of funding the Shortfall (and certified by it as such)) on the Shortfall (or the unreimbursed portion thereof) until the receipt in full by the Principal Paying, Calculation and Transfer Agent of the Shortfall.

4.4   Subject to receipt of funds pursuant to Clause 4.1, the Principal Paying, Calculation and Transfer Agent will on demand promptly reimburse the Agents for payments in respect of the Bonds properly made by them in accordance with the Conditions, this Agreement and each other Transaction Document. If the Principal Paying, Calculation and Transfer Agent pays out on or after the due date therefor, or becomes liable to pay out funds on the assumption that the corresponding payment by the Issuer has been or will be made and such payment has in fact not been so made by the Issuer, then the Issuer shall on demand reimburse the Principal Paying, Calculation and Transfer Agent for the relevant amount, and pay interest to the Principal Paying, Calculation and Transfer Agent on such amount from the date on which it is paid out to the date of reimbursement at a rate per annum equal to the cost to the Principal Paying, Calculation and Transfer Agent of funding the amount paid out, as certified by the Principal Paying, Calculation and Transfer Agent.

For the avoidance of doubt, no amounts will be payable by the Issuer in respect of interest under this Clause 4.4 to the extent that interest has already been paid or is payable under Clause 4.3 in respect of the relevant amount.

4.5   If the Principal Paying, Calculation and Transfer Agent has not received by the due date for any payment in respect of the Bonds the full amount payable on such date but receives such full amount later it will as soon as reasonably practicable:

(A)   so notify the other Agents, the Trustee and the Security Trustee; and

(B)   upon request by the Trustee, give notice to the Bondholders in accordance with the Conditions that it has received such full amount.

4.6   With the exception of fees and expenses payable under Clause 20, all sums payable to the Principal Paying, Calculation and Transfer Agent hereunder will be paid in U.S. dollars in immediately available funds to such account and with such bank as the Principal Paying, Calculation and Transfer Agent may from time to time notify to the Issuer.

4.7   The Principal Paying, Calculation and Transfer Agent may deal with moneys paid to it under this Agreement in the same manner as other moneys paid to it as a banker by its customers except that (1) it may not exercise any lien, right of set-off or similar claim in respect of them; (2) it shall not be liable to any person for interest on any sums held by it under this Agreement and (3) any funds held are not subject to the United Kingdom Financial Conduct Authority's Client Money Rules.

4.8   The Principal Paying, Calculation and Transfer Agent shall account to each of the other Agents for their fees and expenses in respect of the services performed by them under this Agreement promptly after receipt thereof from the Issuer and the Issuer shall have no responsibility for any such payments by the Principal Paying, Calculation and Transfer Agent.

5.   **Calculations and determinations under the Trust Deed**

5.1   On or prior to the date falling at least 5 Business Days prior to each Interest Payment Date, the Issuer shall notify the Principal Paying, Calculation and Transfer Agent of the Excess Cash Flow Amount relating to such Interest Payment Date.

5.2   The Principal Paying, Calculation and Transfer Agent shall promptly on receipt of such notification calculate and determine (i) the PIK Interest to be capitalised on the relevant Interest Payment Date, and (ii) the Outstanding Redemption Amount as at such Interest Payment Date (after the capitalisation of the relevant PIK Interest and after the application of the Excess Cash Flow Amount (if any)), in each case in accordance with the Conditions.

5.3   The Principal Paying, Calculation and Transfer Agent shall on or prior to the date falling at least 3 Business Days prior to each Interest Payment Date notify the Issuer of the relevant PIK Interest and Outstanding Redemption Amount as determined in accordance with Clause 5.2 above.

5.4   The calculation or determination by the Principal Paying, Calculation and Transfer Agent of any amount under this Agreement shall (in the absence of manifest error) be final and binding on the Issuer, the Agents, the Trustee, the Security Trustee and the Bondholders.

6.   **Repayment and Early Redemption**

6.1   As soon as practicable after any Bond being deposited with the Principal Paying, Calculation and Transfer Agent upon being redeemed by the Issuer, or being redeemed at the option of the relevant Bondholder, or becoming void by prescription (or any claim for the payment of principal or other sums becoming prescribed) pursuant to the Conditions, the Principal Paying, Calculation and Transfer Agent shall repay to the Issuer any amount held by the Principal Paying, Calculation and Transfer Agent in respect of such Bond (or such claim as the case may be) (other than any amount required to be paid to a Bondholder upon such redemption). Notwithstanding the foregoing, the Principal Paying, Calculation and Transfer Agent shall not be obliged to make any repayment to the Issuer so long as any amounts which under this Agreement should have been paid to or to the order of the Principal Paying, Calculation and Transfer Agent by the Issuer shall remain unpaid in respect of such Bond. The Principal Paying, Calculation and Transfer Agent shall not, however, be otherwise required or entitled to repay any sums received by it under this Agreement.

6.2   If the Issuer intends to redeem the Bonds pursuant to Condition 5.2, it shall, at least 14 days before the latest date for publication of the notice of redemption required to be given to Bondholders, give written notice of its intention to the Agents and the Trustee stating the date on which such Bonds are to be redeemed.

6.3   Following receipt of (i) written notices from the Issuer pursuant to Clause 6.2 and (ii) written instructions from the Issuer, the Principal Paying, Calculation and Transfer Agent shall publish the notice required in connection with such redemption, specifying those matters set out in Condition 5.2.

6.4   Each Agent will keep a stock of notices in form similar to that set out in Schedule 2 ("**Bondholders Tax Election Notice**") and will make such notice available on demand to Bondholders. At the end of the period for exercising the option in Condition 5.2, each Agent shall promptly notify the Principal Paying, Calculation and Transfer Agent of the principal amount of Bonds in respect of which Bondholders Tax Election Notices have been deposited with it and will forward such Bondholders Tax Election Notices to the Principal Paying, Calculation and Transfer Agent. The Principal Paying, Calculation and Transfer Agent shall promptly notify such details and details of the principal amount of Bonds in respect of which the option in Condition 5.2 has been exercised to the Issuer, the Registrar and the Trustee.

7.   **Trustee**

7.1   At any time after a Potential Event of Default or an Event of Default has occurred, the Trustee may:

(A)   by notice in writing to the Issuer and the Agents, require the Agents until notified by the Trustee to the contrary, so far as permitted by any Applicable Law:

(1)   to act thereafter as agents of the Trustee in relation to payments to be made by or on behalf of the Trustee under the provisions of the Trust Deed and the Bonds *mutatis mutandis* on the terms of this Agreement (with such consequential amendments as necessary and except that the Trustee's liability under any provision hereof for the indemnification, remuneration and all other out-of-pocket expenses of the Agents will be limited to the amounts for the time being held by the Trustee in respect of the Bonds on the terms of the Trust Deed) and thereafter to hold all Bonds and/or the Secured Property and all moneys, documents and records held by them in respect of Bonds to the order of the Trustee or the Security Trustee (as applicable); or

(2)   to deliver all Bonds, all moneys, documents and records held by them in respect of the Bonds and/or the Secured Property to the Trustee or Security Trustee or as the Trustee directs provided that such notice shall be deemed not to apply to any documents or records which the relevant Agent is obliged not to release by any law or regulation; and

(B)   by notice in writing to the Issuer, pursuant to Clause 2.4 of the Trust Deed, require it to make all subsequent payments in respect of the Bonds to or to the order of the Trustee and not to the Principal Paying, Calculation and Transfer Agent.

7

7.2   The Issuer shall forthwith notify the Principal Paying, Calculation and Transfer Agent of any change in the person or persons comprising the Trustee.

8.   **Cancellation, Destruction and Records**

8.1   All Definitive Bonds which are presented or surrendered for redemption and in respect of which payment has been made in full shall be cancelled by the removal of the relevant Bondholder's name from the Register by the Registrar and cancellation of the relevant Definitive Bonds (or appropriate amendment of the Global Bond if the Bonds are represented thereby) by the Agent to whom such Bonds were surrendered or deposited. Such Agent shall promptly give to the Principal Paying, Calculation and Transfer Agent all details of the cancelled Bonds required by the Principal Paying, Calculation and Transfer Agent for the purposes of this Clause (unless the Paying, Calculation and Transfer Agent is itself the Principal Paying, Calculation and Transfer Agent).

8.2   The Principal Paying, Calculation and Transfer Agent shall, if requested to do so, as soon as possible and in any event within one month after the month in which the date of any such redemption or payment in full occurred furnish to each of the Issuer and the Trustee a Definitive Bond stating (i) the aggregate number and aggregate principal amount of Bonds which have been redeemed or cancelled, (ii) the aggregate amounts paid in respect of the Bonds redeemed and cancelled and the serial numbers of such cancelled Bonds.

8.3   The Agent by or through which Bonds are presented for redemption and in respect of which payment has been made in full shall (in the case of Bonds represented by a Definitive Bond) destroy the cancelled Bonds in its possession and, upon request, shall furnish each of the Issuer and the Trustee with a destruction certificate which shall list the serial numbers of the relevant Definitive Bonds in numerical sequence.

8.4   The Principal Paying, Calculation and Transfer Agent shall keep a full and complete record of all Bonds issued, of the redemption of the Bonds and the payments made in respect thereof and of the cancellation, payment, surrender for replacement and destruction of Definitive Bonds and make such records available at all reasonable times to the Issuer and the Trustee.

9.   **Issue of Replacement Bonds**

9.1   Following the exchange of the Global Bond for Definitive Bonds, the Issuer shall cause a sufficient quantity of additional forms of Definitive Bonds to be made available, upon request by the Registrar or the Principal Paying, Calculation and Transfer Agent (each in such capacity, the "**Replacement Agent**") for the purposes of issuing replacement Definitive Bonds.

9.2   The Replacement Agent will, subject to and in accordance with the Conditions and the following provisions of this Clause, authenticate and deliver or cause to be authenticated and delivered any replacement Definitive Bonds which the Issuer may determine to issue or deliver in place of Definitive Bonds which have been mutilated, defaced, lost, stolen or destroyed.

9.3   The Replacement Agent will verify, in the case of an allegedly lost, stolen or destroyed Definitive Bond in respect of which the identifying number is known or believed to be known, that the Definitive Bond has not been redeemed or cancelled and the Replacement Agent shall not deliver or cause to be delivered any replacement Definitive Bond unless and until the applicant therefor shall have:

(A)   paid such costs as may be incurred in connection therewith;

(B)   furnished the Replacement Agent with such evidence (including evidence as to the identifying number of the Definitive Bond in question if known) and indemnity as the Issuer and the Replacement Agent may reasonably require; and

(C)   surrendered to the Replacement Agent any mutilated or defaced Bond to be replaced.

9.4   The Replacement Agent shall cancel or procure the cancellation of any mutilated or defaced Definitive Bonds replaced by it pursuant to this Clause and shall, upon request, furnish the Issuer, the Trustee, and (if not itself the Registrar) the Registrar with a certificate stating the identifying numbers of the Definitive Bonds so cancelled and, unless otherwise instructed in writing by the Issuer, may destroy or procure the destruction of such cancelled Definitive Bonds and furnish the Issuer, the Trustee, and the Registrar with a certificate confirming such destruction.

9.5   The Replacement Agent shall, on delivering any replacement Definitive Bond, forthwith inform the Issuer, the Trustee and each of the other Agents, of the certificate number of the replacement Definitive Bonds.

9.6   The Registrar shall keep a full and complete record of all replacement Definitive Bonds delivered and shall make such record available at all reasonable times to the Issuer, the Trustee and the Principal Paying, Calculation and Transfer Agent.

9.7   Whenever any Definitive Bonds alleged to have been lost, stolen or destroyed in replacement for which a new Definitive Bond has been issued shall be surrendered or delivered to an Agent prior to payment, the relevant Agent shall immediately send notice thereof to the Issuer and the Principal Paying, Calculation and Transfer Agent.

10.   **Duties of the Agents in respect of Transfers**

Each Agent will:

(A)   receive requests for the transfer of Bonds, inform the Registrar, forward the deposited Definitive Bonds (in the case of Bonds in definitive registered form) to the Registrar and assist in the issue of a new Definitive Bond in accordance with the Regulations referred to in Clause 13.3 and in particular forthwith notify the Registrar of (1) the name and address of the holder of the Bonds, (2) the certificate number of the relevant Bonds, (3) (where the full principal amount of the Bond in respect of which a Bond was issued is not to be transferred) the principal amount (which must be in an Authorised Denomination) transferred and (4) the name, address and account for payments (if any) of the transferee to be entered on the Register;

(B)   keep the Registrar informed of all requests for transfers; and

(C)   carry out such other reasonable acts as may be necessary to give effect to the Conditions and the other provisions of this Agreement.

11.   **Duties of the Registrar**

11.1   The Registrar shall maintain a register (the "**Register**") outside the United Kingdom in accordance with the Conditions and the Regulations referred to in Clause 13.3. The Register shall show the principal amount and certificate number(s) of the Bonds and the dates of issue and all subsequent transfers and changes of ownership in respect thereof and the names and addresses of the holders of the Bonds. The Paying, Calculation and Transfer Agents shall maintain a record of the date on which the Bonds are redeemed or cancelled, and shall make such information available to the Registrar as appropriate. The Registrar shall at all reasonable times during office hours make the Register available to the Issuer, the Trustee, the Security Trustee, the other Agents or any person authorised by any of them for inspection and for the taking of copies thereof or extracts therefrom and the Registrar shall deliver to such persons all such lists of holders of Bonds, their addresses, holdings and other details as they may request. The Register will include a record of the certificate number of each Definitive Bond which is issued. The Registrar shall deliver or procure the delivery to the Issuer of an up-to-date copy of the Register certified as being a true, accurate and complete copy at such times as the Trustee or the Security Trustee may require.

11.2   The Registrar will receive requests for the transfer of Bonds and will also receive Definitive Bonds deposited with the Agents for transfer, effect the necessary entries, authenticate and issue new Definitive Bonds in accordance with the Regulations referred to in Clause 13.3 and deliver the new Definitive Bonds to or as may be directed by the relevant Agent.

11.3   The Registrar will carry out such other reasonable acts requested by the Issuer, the Trustee, the Security Trustee or the Principal Paying, Calculation and Transfer Agent as may be necessary to give effect to the Conditions and the other provisions of this Agreement.

11.4   The Registrar shall:

(A)   provide to the Issuer, the Trustee and the Security Trustee notice of any change in the place where the Register is kept or of any discontinuance of the Register within five Business Days in London of such discontinuance (as the case may be); and

(B)   transmit to the Issuer a copy of every entry in the Register as soon as practicable after the entry is made.

12.   Documents and Forms for the Registrar

12.1   If the Global Bond is pursuant to its provisions to be exchanged for Definitive Bonds, the Issuer will deliver to the Registrar for the performance of its duties hereunder:

(A)   a supply of duly executed Definitive Bonds sufficient to meet the Registrar's anticipated requirements for Definitive Bonds in reasonably sufficient time for the issue of the Definitive Bonds; and

(B)   from time to time thereafter so long as any Bonds are outstanding, sufficient additional duly executed Definitive Bonds as may be required for the performance of the Registrar's duties.

12.2   The Registrar shall maintain in safe custody all Definitive Bonds delivered to and held by it and shall ensure that Definitive Bonds are issued only in accordance with the Conditions (including the provisions of the Global Bond) and the provisions of this Agreement.

12.3   Within seven days of any request therefor by the Issuer or the Principal Paying, Calculation and Transfer Agent, so long as any of the Bonds are outstanding, the Registrar shall certify to the Issuer and the Principal Paying, Calculation and Transfer Agent the number of Definitive Bonds held by it hereunder.

13. **Information and Regulations concerning the Bonds**

13.1 The Agents will give to the other Agents such further information with regard to their activities hereunder as may reasonably be required by them for the proper carrying out of their respective duties.

13.2 Each party shall provide promptly on request to any Agent such information as it shall reasonably require for the purpose of the discharge or exercise of its duties herein.

13.3 The Issuer may, subject to the Conditions, from time to time with the approval of the Registrar and the Trustee promulgate regulations ("**Regulations**") concerning the carrying out of transfers and the forms and evidence to be provided. All such transfers will be made subject to the Regulations. The initial Regulations are set out in Schedule 1.

14. **Documents and Forms**

The Issuer shall send to the Paying, Calculation and Transfer Agents:

14.1 sufficient copies of all documents required by the Bonds, the Conditions, The International Stock Exchange or any stock exchange on which the Bonds are listed from time to time to be available for issue or inspection (and the Paying, Calculation and Transfer Agents shall make them so available to Bondholders);

14.2 at the same time as forwarding copies to the Trustee, copies of every balance sheet, profit and loss account, report or other notice, statement or circular issued to the members or creditors (or any class of them) of the Issuer which are required to be delivered to the Trustee pursuant to the Trust Deed; and

14.3 as required, forms of proxy, together with instructions as to how to complete, deal with and record the issue of such forms (and the Paying, Calculation and Transfer Agents shall make such documents available to Bondholders and perform their other functions as set out in schedule 3 to the Trust Deed).

The Paying, Calculation and Transfer Agents agree that the documents which they shall make available for inspection shall include the documents listed in Clauses 14.2 and 14.3.

15. **Notices in respect of the Bonds**

15.1 On behalf of and at the expense of the Issuer, the Principal Paying, Calculation and Transfer Agent shall arrange for publication of all notices (in a form approved by the Trustee and the Issuer) required to be given to Bondholders in accordance with Condition 15.

15.2 The Principal Paying, Calculation and Transfer Agent shall promptly send to the Issuer, the Trustee and the Registrar a copy of the form of every notice given to Bondholders in accordance with the Conditions.

16. **Indemnities**

16.1 The Issuer shall indemnify each of the Agents and each of its officers, directors and employees (each an "**Indemnified Party**") on an after-tax basis against any Losses which such Agent may properly incur or which may be made against it as a result of or in connection with its appointment or the exercise of its powers and performance of its duties hereunder except for such as may result from its own wilful default, gross negligence, or fraud or that of its directors, officers, employees or agents promptly upon receipt from the

Principal Paying, Calculation and Transfer Agent of notification of the amount of such expenses together with the relevant invoices and/or receipts. The Contracts (Rights of Third Parties) Act 1999 shall apply to this Clause 16.

16.2   Each Agent will only be liable to the Issuer for losses, liabilities, costs, expenses and demands arising directly from the performance of its obligations under this Agreement suffered by or occasioned to the Issuer ("**Liabilities**") to the extent that the Agent has been grossly negligent, fraudulent or in wilful default in respect of its obligations under this Agreement. An Agent shall not otherwise be liable or responsible for any Liabilities or inconvenience which may result from anything done or omitted to be done by it in connection with this Agreement.

16.3   Under no circumstances will the Agents be liable to the Issuer or any other party to this Agreement for any indirect or consequential loss (being loss of business, goodwill, opportunity, profit or such loss as found judicially by an English court as constituting consequential loss) or any special or punitive damages of any kind whatsoever in each case however caused or arising and whether or not foreseeable, even if advised as to the possibility of such loss or damage.

16.4   The indemnity in this Clause 16 shall survive the termination or expiry of this Agreement.

17.   **General**

17.1   In the event of a meeting of Bondholders, the Agents shall act as provided in the Conditions and the Trust Deed.

17.2   Subject as otherwise provided herein, the Agents shall act solely for and as agents of the Issuer and shall not have any obligations towards or relationship of agency or trust for any Bondholder and shall be responsible only for the performance of the duties and obligations expressly imposed upon them in this Agreement and the Conditions and any duties necessarily incidental to them and no implied duties or obligations of any kind (including without limitation duties or obligations of a fiduciary or equitable nature) shall be read into this Agreement against any Agent.

17.3   The Agents shall (except as ordered by a court of competent jurisdiction or as required by law or otherwise instructed by the Issuer, with the approval of the Trustee) be entitled to treat the registered holder of any Bond as the absolute owner or owners of such Bond for all purposes (whether or not overdue and notwithstanding any notice of ownership or writing thereon or any notice of previous loss or theft or of trust or other interest therein) and shall not be liable for so doing.

17.4   No Agent shall exercise any right of set-off or lien against the Issuer, the Trustee, the Security Trustee or the holder of any Bond in respect of any moneys payable to or by it under the terms of this Agreement.

17.5   Each Agent may at the properly incurred expense of the Issuer consult on any legal matter any legal adviser, financial advisers or other experts selected by it, who may be an employee of or adviser to the Issuer and it shall not be liable in respect of anything done, or omitted to be done, relating to that matter in good faith in accordance with that adviser's opinion.

17.6   No Agent shall have any responsibility to take any action or to do anything to find out if an Event of Default or Potential Event of Default has occurred and until it receives express notice in writing to the contrary, each Agent may assume that no such event has occurred and that the Issuer is performing all its obligations under the Trust Deed, this Agreement and the Conditions.

17.7 No party shall be obliged to do anything that would or might in its opinion be contrary to any law of any jurisdiction or any directive or regulation of any agency of any state or which would or might otherwise render it liable to any person or cause it to act in a manner which might prejudice its interests and may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

17.8 No Agent shall be under any obligation to monitor or supervise, enquire about or satisfy itself as to the functions or acts of any other party to this Agreement or the Trust Deed and shall be entitled to assume, in the absence of express notice in writing to the contrary, that each other party is properly performing and complying with its obligations under this Agreement and the Trust Deed and no Agent shall be liable for any loss or liability incurred as a result of any failure by any such party.

17.9 Whenever in the performance of its duties under this Agreement or the Conditions, an Agent shall deem it desirable that any matter be established by the Issuer prior to taking any action or refraining from any action or suffering any action under this Agreement, the matter shall be deemed to be conclusively established by a certificate signed by a director and an authorised signatory of the Issuer or, if applicable, the Trustee and delivered to the relevant Agent and the certificate shall be a full authorisation to such Agent for any action taken or not taken or suffered in good faith by it under the provisions of this Agreement in reliance upon the certificate.

17.10 Each Agent shall be protected and shall incur no liability for or in respect of any action taken, omitted or suffered by it in reliance upon any instruction, request or order from the Issuer or in reliance upon any Definitive Bond, notice, resolution, direction, consent, certificate, affidavit, statement or other paper or document reasonably believed by it to be genuine and to have been delivered, signed or sent by the proper party or parties.

17.11 No Agent nor any of such Agent's officers, directors and employees shall be precluded from acquiring, holding or dealing with any Bond or from engaging or being interested in any contract or other financial or other transaction with the Issuer or any of their respective subsidiaries or from acting on, or as depositary, trustee or agent for, any committee or body of Bondholders or other obligations of the Issuer or any of its subsidiaries as freely as if it were not an Agent hereunder and in no event whatsoever shall any Agent be liable to account to the Issuer or any Bondholder for any profit made or fees or commissions received in connection therewith.

17.12 Except pursuant to any express obligations under this Agreement, no Agent shall be under any duty to monitor compliance with U.S. federal or state securities or other laws, or any laws of any other jurisdiction.

17.13 No provision of this Agreement shall require any Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in exercise of any of its rights or powers.

17.14 The Principal Paying, Calculation and Transfer Agent is entitled to do nothing, without liability, if conflicting, unclear or equivocal instructions are received.

17.15 The Issuer shall provide the Trustee, the Security Trustee, the Registrar and the Principal Paying, Calculation and Transfer Agent (for itself and for delivery to each other Agent) with a copy of the certified list of persons authorised to take action on behalf of it in connection with this Agreement and shall notify the Trustee, the Security Trustee, the Registrar, the

Principal Paying, Calculation and Transfer Agent and each other Agent immediately in writing if any of such persons cease to be so authorised or if any additional person becomes so authorised. Unless and until notified of any such change, each Agent may rely on the certificate(s) most recently delivered to it and all instructions given in accordance with such certificate(s) shall be binding on the Issuer.

17.16 The Agents may at the properly incurred expense of the Issuer consult with and may rely and act on the advice, opinion or report of or any information obtained from any lawyer, accountant (including the auditors of the Issuer), banker, valuer, surveyor, broker, auctioneer or other relevant expert (whether obtained by the Issuer, the relevant Agent, the Trustee or otherwise, whether or not addressed to the relevant Agent, and whether or not the advice, opinion, report or information, or any engagement letter or other related document, contains a monetary or other limit on liability or limits the scope and/or basis of such advice, opinion, report or information). Each of the Agents may also rely and act upon certificates and/or information addressed to it from, or delivered by, the Issuer, or any one or more directors or authorised signatories of the Issuer or any of its auditors, liquidators, administrators or other insolvency officials and the Issuer will provide any such certificate or information if requested to do so by any Agent. No Agent will be responsible to anyone for any liability occasioned by so acting. Any such advice, opinion or information may be sent or obtained by letter, e-mail or fax and no Agent shall be liable for acting in good faith on any advice, opinion, report or information purporting to be conveyed by such means even if it contains an error or is not authentic. The Agents shall be obliged to accept and be entitled to rely without liability on any such report, confirmation or certificate where the Issuer procures delivery of the same pursuant to an obligation to do so under the Conditions or this Agreement and such report, confirmation or certificate shall be conclusive and binding on the Issuer, the Agents, the Trustee and the Bondholders. The Agents may assume that any clearance, consent or approval which may be required, or any condition which has to be satisfied, before any payment can be made by the Issuer under or in respect of the Bonds or this Agreement has been so obtained or satisfied unless it has actual written notice to the contrary and it shall have no liability to any person for any payment incorrectly made nor any obligation to reimburse any person in respect of any such payment already made if it subsequently becomes apparent that the relevant clearance, consent or approval had not been obtained or the relevant condition has not been satisfied.

17.17 Each party shall, within ten Business Days in London of a written request by another party, supply to that other party such forms, documentation and other information relating to it, its operations, or the Bonds as that other party reasonably requests for the purposes of that other party's compliance with Applicable Law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party shall be required to provide any forms, documentation or other information pursuant to this Clause 17.17 to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) Applicable Law; (b) fiduciary duty; or (c) duty of confidentiality.

17.18 The Issuer shall notify each Agent in the event that it determines that any payment to be made by an Agent under the Bonds is a payment which could be subject to FATCA Withholding if such payment were made to a recipient that is generally unable to receive payments free from FATCA Withholding, and the extent to which the relevant payment is so treated, provided, however, that the Issuer's obligation under this Clause 17.18 shall apply only to the extent that such payments are so treated by virtue of characteristics of the Issuer, the Bonds, or both.

17.19 Notwithstanding any other provision of this Agreement, each Agent shall be entitled to make a deduction or withholding from any payment which it makes under the Bonds for or on account of any Tax, if and only to the extent so required by Applicable Law, in which event the Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant Authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Issuer the amount so deducted or withheld, in which case, the Issuer shall so account to the relevant Authority for such amount. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Clause 17.19.

17.20 If the Issuer determines in its sole discretion that any deduction or withholding for or on account of any Tax will be required by Applicable Law in connection with any payment due to any of the Agents on any Bonds, then the Issuer will be entitled to redirect or reorganise any such payment in any way that it sees fit in order that the payment may be made without such deduction or withholding provided that, any such redirected or reorganised payment is made through a recognised institution of international standing and otherwise made in accordance with this Agreement and the Trust Deed. The Issuer will promptly notify the Agents and the Trustee of any such redirection or reorganisation. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Clause 17.20.

17.21 Any Agent may delegate to any person on any terms (including power to sub-delegate) all or any of its functions. Such Agent will not have any obligation to supervise any delegate or be responsible for any loss, liability, cost, claim, action, demand or expense incurred by reason of the delegate's misconduct or default or the misconduct or default of any substitute appointed by the delegate to the extent that it has exercised reasonable care in selecting such delegate.

17.22 Whenever it considers it expedient, an Agent may, in the conduct of its business, instead of acting personally, employ and pay an agent selected by it, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Agent (including the receipt and payment of money).

18. **Bail-in**

18.1 Notwithstanding anything to the contrary in this Agreement or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any party arising under this Agreement or any such other document, to the extent such liability is unsecured or not otherwise exempted, may be subject to the write-down and conversion powers of a Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(A) the application of any Write-Down and Conversion Powers by a Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto; and

(B) the effects of any Bail-in Action on any such liability, including, if applicable:

(1) a reduction in full or in part or cancellation of any such liability;

(2) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such party, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such

shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other agreement; or

(3)   the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any Resolution Authority.

18.2   For the purpose of this Clause 18 the following terms shall have the following meanings:

"**Bail-In Action**" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority.

"**Bail-In Legislation**" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

"**EEA Member Country**" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"**EU Bail-In Legislation Schedule**" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"**Resolution Authority**" means any public administrative authority or any person entrusted with public administrative authority to exercise any Write-down and Conversion Powers.

"**Write-Down and Conversion Powers**" means:

(A)   in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(B)   any powers under the Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and any similar or analogous powers under that Bail-In Legislation.

19.   **Changes in Agents**

19.1   The Issuer may at any time with the prior written consent of the Trustee:

(A)   appoint additional Agents; and/or

(B)   terminate the appointment of any Agent by giving to the Principal Paying, Calculation and Transfer Agent and (if not the Principal Paying, Calculation and Transfer Agent) to the relevant Agent whose appointment is to be terminated not less than 60 days' written notice to that effect, which notice shall expire not less than 30 days before or after any due date for any payment in respect of Bonds provided that termination may take immediate effect in case of insolvency of any Agent, in accordance with Clause 19.3 below, provided that, subject to Clause 19.3, there will at all times be Agents complying with the requirements of the Conditions.

19.2 Subject to Clause 19.3 below, any Agent may resign its appointment hereunder at any time without giving any reason and without being responsible for any liabilities incurred by such resignation by giving to the Issuer and the Trustee and (except in the case of the Principal Paying, Calculation and Transfer Agent) the Principal Paying, Calculation and Transfer Agent not less than 60 days' written notice to that effect, which notice shall expire not less than 30 days before or after any due date for any payment in respect of Bonds.

19.3 Notwithstanding the foregoing Clauses:

(A) no resignation by or (subject to Clause 19.3(C)) termination of the appointment of the Principal Paying, Calculation and Transfer Agent or Registrar shall take effect until a replacement Principal Paying, Calculation and Transfer Agent or Registrar approved by the Trustee has been appointed on terms approved by the Trustee. If, however, ten days before the expiry of the notice period referred to in Clause 19.2 above the Issuer has not appointed a replacement Principal Paying, Calculation and Transfer Agent or Registrar, the resigning Principal Paying, Calculation and Transfer Agent or Registrar may select a replacement Principal Paying, Calculation and Transfer Agent or Registrar which shall be a bank or financial institution of international reputation with experience of performing such a role and which upon the expiry of the aforementioned notice period (but only if the Trustee approves such selection) the Issuer shall appoint as Principal Paying, Calculation and Transfer Agent or Registrar unless in the meantime the Issuer shall have appointed a replacement Principal Paying, Calculation and Transfer Agent or Registrar approved by the Trustee as aforesaid;

(B) no appointment or termination of the appointment of any Agent shall take effect unless and until notice thereof shall have been given to the Bondholders where required by, and in accordance with, the Conditions;

(C) notwithstanding any other provision of this Clause 19, the appointment of any Agent shall forthwith terminate if such Agent becomes incapable of acting, is adjudged bankrupt or insolvent, files a voluntary petition in bankruptcy, makes an assignment for the benefit of its creditors, consents to the appointment of a receiver, administrator or other similar official of all or a substantial part of its property or assets or admits in writing its inability to pay or meet its debts as they mature or suspends payment thereof, or if a resolution is passed or an order made for the winding-up or dissolution of such Agent or any analogous event under any Applicable Law;

(D) if the appointment of the Principal Paying, Calculation and Transfer Agent hereunder is terminated, the Principal Paying, Calculation and Transfer Agent shall, on the date on which such termination takes effect, pay to the successor Principal Paying, Calculation and Transfer Agent any amount held by it for payment in respect of Bonds and pay to the Issuer any amounts held by it due to the Issuer and shall deliver to the successor Principal Paying, Calculation and Transfer Agent all Definitive Bonds held by it, and all records maintained by it concerning the Bonds hereunder;

(E)   if the appointment of any Agent other than the Principal Paying, Calculation and Transfer Agent hereunder is terminated or any Agent other than the Principal Paying, Calculation and Transfer Agent resigns its appointment hereunder, it shall, on the date on which such termination takes effect deliver to the Principal Paying, Calculation and Transfer Agent all Definitive Bonds held by it, all records maintained by it hereunder and shall pay to the Principal Paying, Calculation and Transfer Agent any amounts held by it for payment in respect of Bonds; and

(F)   the termination of appointment under this Agreement shall not entitle any Agent to any amount by way of compensation but shall be without prejudice to any payment then accrued due pursuant to this Agreement which shall be paid as soon as possible and prior to such termination becoming effective.

19.4   Upon the execution by the Issuer, the Trustee and any successor Principal Paying, Calculation and Transfer Agent of an instrument effecting the appointment of such successor Principal Paying, Calculation and Transfer Agent, such successor Principal Paying, Calculation and Transfer Agent shall, without any further act, deed or conveyance, become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as Principal Paying, Calculation and Transfer Agent herein and such predecessor shall, subject to its having been paid all amounts due and payable to it, thereupon become obliged to transfer, deliver and pay over, and such successor Principal Paying, Calculation and Transfer Agent shall be entitled to receive, all moneys, records, and Definitive Bonds held by such predecessor as Principal Paying, Calculation and Transfer Agent hereunder.

19.5   Any corporation into which any Agent may be merged, or any corporation with which any Agent may be consolidated, shall on the date when such merger or consolidation becomes effective, and to the extent permitted by Applicable Law, become the successor Agent under this Agreement without the execution or filing of any paper or any further act on the part of the parties hereto, unless otherwise required by the Issuer or the Trustee, and after the said effective date all references in this Agreement to such Agent shall be deemed to be references to such corporation. Notice of any such merger or consolidation shall forthwith be given to the Issuer, the Trustee and the Security Trustee.

19.6   The Issuer shall, not less than 30 days prior to the termination of the appointment of any Agent, the appointment of any new Agent or the resignation of any Agent taking effect, or, if later, as soon as it is aware that such appointment or registration will take effect, give to the Bondholders notice thereof in accordance with Condition 15.

19.7   If any Agent shall determine to change its specified office, it shall give to the Issuer, the Trustee, the Security Trustee and (unless the Agent is itself the Principal Paying, Calculation and Transfer Agent) the Principal Paying, Calculation and Transfer Agent written notice of such determination giving the address of the new specified office and stating the date on which such change is to take effect, which date shall not be less than 60 days after the date of such notice if such change would result in the proviso to Clause 19.1 not being satisfied, provided that no such notice shall take effect within the period of 30 days before or after any due date for any payment in respect of Bonds.

20.   **Fees and Expenses**

20.1   The Issuer shall pay to the Principal Paying, Calculation and Transfer Agent such fees and expenses in respect of the services of the Agents under this Agreement as shall be agreed between the Issuer and the Principal Paying, Calculation and Transfer Agent. The Issuer shall not be concerned with the apportionment of payment among the other Agents.

20.2 The parties to this Agreement agree that, at the request of any Agent, the fees and expenses payable under Clause 20.1 may be reviewed and with the prior written consent of the Issuer increased from time to time in accordance with such Agent's then current fee levels. In addition, the Agents reserve the right at any time and from time to time to charge the Issuer properly incurred additional fees and expenses in respect of the performance by such Agents of services hereunder in respect of any exercise by the Issuer or any other process that requires communication with Bondholders.

21. **Confidentiality**

Each Agent will treat information relating to the Issuer as confidential, but (unless consent is prohibited by law) the Issuer consents to the transfer and disclosure by any Agent of any information relating to the Issuer to and between its branches subsidiaries, representative offices, affiliates, legal advisers and agents of each Agent and third parties selected by them, wherever situated, for confidential use (including as the Agent deems necessary to carry out its duties or enforce its rights under this Agreement or in connection with the provision of any service and for date processing, statistical and risk analysis purposes). Each Agent and any branch, subsidiary, representative office, affiliate, legal adviser and agent or third party may transfer and disclose such information as required by Applicable Law, court, regulator or legal process.

22. **Notices and Communications**

22.1 Any notice, demand, certificate or other document required to be given, made or served hereunder to any of the parties hereto shall be in the English language and shall only be given, by letter, email or fax as follows:

in the case of the Issuer, to it at:

Hurricane Energy plc
Ground Floor
The Wharf
Abbey Mill Business Park
Lower Eashing
Godalming
Surrey GU7 2QN

Email: Daniel.Jankes@hurricaneenergy.com
Attention: Daniel Jankes

in the case of the Trustee or the Security Trustee, to it at:

U.S. Bank Trustees Limited
Fifth Floor
125 Old Broad Street
London EC2N 1AR

Email: cdrm@usbank.com
Fax no.:   +44 (0)20 7365 2577
Attention: Relationship Management Group

in the case of the Principal Paying, Calculation and Transfer Agent, to it at:

Elavon Financial Services DAC, UK Branch
Fifth Floor

125 Old Broad Street
London EC2N 1AR

Email: cdrm@usbank.com
Fax no.:   +44 (0)20 7365 2577
Attention: Relationship Management Group

and in the case of the Registrar, to it at:

Elavon Financial Services DAC
Building 8, Cherrywood Business Park
Loughlinstown, Dublin 18

Email: cdrm@usbank.com
Fax no.:   +44 (0)20 7365 2577
Attention: Relationship Management Group

or at such other address, email or fax number of which notice in writing has been given to the parties hereto in accordance with the provisions of this Clause 22.1. Any notice given as provided in this Clause 22.1 shall be deemed to have been given at the time of delivering such letter by hand or despatching such other written communication.

22.2 All communications relating to this Agreement between the Issuer, the Trustee and any of the Agents and between the Agents themselves shall, save as otherwise herein provided, be made through the Principal Paying, Calculation and Transfer Agent.

22.3 In no event shall the Agents be liable for any Losses arising to the Agents as a result of receiving or transmitting any data from the Issuer, any Authorised Person or any party to the transaction via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or email.

22.4 The parties hereto accept that some methods of communication are not secure and the Agents shall incur no liability for receiving Instructions via any such non-secure method. The Agents are authorised to comply with and rely upon any such notice, Instructions or other communications believed by it to have been sent or given by an Authorised Person or an appropriate party to the transaction (or authorised representative thereof) without any obligation to verify if this is correct, save in the case of gross negligence or wilful default on the part of the receiving Agent. The Issuer or any authorised officer of the Issuer shall use all reasonable endeavours to ensure that Instructions transmitted to the Agents pursuant to this Agreement are complete and correct. Any Instructions shall be conclusively deemed to be valid Instructions from the Issuer or any authorised officer of the Issuer to the Agents for the purposes of this Agreement.

23. **Amendments**

This Agreement may be amended only by an agreement in writing between the parties hereto.

24. **Counterparts**

This Agreement or any agreement supplemental to it may be executed and delivered in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party to this Agreement or any agreement supplemental hereto may enter into the same by executing and delivering a counterpart.

25.   **Contracts (Rights of Third Parties) Act 1999**

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement other than pursuant to Clause 16.

26.   **Governing Law and Jurisdiction**

26.1   **Governing Law**

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England.

26.2   **Jurisdiction**

In relation to any legal action or proceedings arising out of or in connection with this Agreement ("**Proceedings**"), each of the Issuer and the Agents irrevocably submits to the exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This Clause is made for the benefit of Trustee and Agents and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude any of them from taking Proceedings in any other court of competent jurisdiction (whether concurrently or not).

27.   **Whole Agreement**

27.1   This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and have been expressly excluded by this Agreement and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

27.2   Each party acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

27.3   So far as is permitted by law and except in the case of fraud, each party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

27.4   In Clauses 27.1 to 27.3, "**this Agreement**" includes all documents (including, without limitation, any fee side letters or agreements) entered into pursuant to this Agreement.

[SIGNATURES NOT RESTATED]

SCHEDULE 1 : REGULATIONS CONCERNING THE TRANSFER AND REGISTRATION OF BONDS

1.   Each Bond shall be in an Authorised Denomination.

2.   Subject to the provisions of the regulations set forth herein and in this Agreement, the Bonds are transferable by execution of the form of transfer endorsed under the hand of the transferor and the transferee or, where the transferor or the transferee is a corporation, under its common seal or under the hand of two of its officers duly authorised in writing. In this Schedule "**transferor**" and "**transferee**" shall where the context permits or requires include joint transferors and joint transferees and be construed accordingly.

3.   The Bond to be transferred must be delivered for registration to the office of any Paying, Calculation and Transfer Agent or the Registrar together with the form of transfer in respect thereof duly executed and stamped, where applicable, and accompanied by such other evidence (including legal opinions) as the Registrar may reasonably require to prove the title of the transferor or his right to transfer the Bond and his identity and, if the form of transfer is executed by some other person on his behalf or in the case of the execution of a form of transfer on behalf of a corporation by its officers, the authority of that person or those persons to do so. The signature of the person effecting a transfer of a Bond shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar or the relevant Paying, Calculation and Transfer Agent may require.

4.   The duly appointed executors or administrators of a deceased holder of Bonds (not being one of several joint holders) and in the case of the death of one or more of joint holders the survivor or survivors of such joint holders shall be the only persons recognised by the Issuer as having any title to such Bonds.

5.   Any person becoming entitled to Bonds in consequence of the death or bankruptcy of the holder of such Bonds may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Issuer and the Registrar shall require (including legal opinions), be registered himself as the holder of such Bonds or, subject to the preceding paragraphs as to transfer and the provisions in the regulations set forth herein and in this Agreement, may transfer such Bonds. The Issuer and the Registrar may retain any amount payable upon the Bonds to which any person is so entitled until such person shall be so registered or shall duly transfer the Bonds.

6.   Unless otherwise requested by the relevant holder and agreed by the Issuer, a holder of Bonds shall be entitled to receive only one Definitive Bond in respect of his holding.

7.   The joint holders of a Bond shall be entitled to one Definitive Bond only in respect of their joint holding which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the Register in respect of the joint holding.

8.   Neither the Issuer nor the Registrar shall, save in the case of the issue of replacement Definitive Bonds, make any charge to the holders for the registration of any holding of Bonds or any transfer of Bonds at the specified office of the Registrar to whom the request for registration, transfer or delivery was delivered or by uninsured post to the address specified by the holder. If any holder entitled to receive a Bond wishes to have it delivered to him otherwise than at the specified office of the Registrar, such delivery shall be made upon his written request to such Agent or the Registrar, at his risk and (except where sent by uninsured post to the address specified by the holder) at his expense.

9.   Notwithstanding any other provisions of this Agreement, the Registrar shall register the transfer of any Bond only upon presentation of an executed and duly completed form of transfer (including, where appropriate, with the form of certificate set out therein duly completed) as set forth on the Definitive Bond together with any other documents thereby required.

11.   The Registrar and the Principal Paying, Calculation and Transfer Agent may promulgate any other regulations that they may deem necessary for the registration and transfer of the Bonds.

SCHEDULE 2 : FORM OF BONDHOLDERS TAX ELECTION NOTICE

HURRICANE ENERGY PLC

U.S.$[●] 14.4 per cent.

Bonds due 2024 (the "Bonds")

By depositing this duly completed Notice with a Paying, Calculation and Transfer Agent for the Bonds the undersigned holder of such of the Bonds as are presented with this Notice and referred to below/of a beneficial interest in such principal amount of the Global Bond as is referred to below irrevocably exercises its option under Condition 5.2 of the Bonds.

1   This Notice relates to Bonds in the aggregate principal amount of U.S.$....................*

2   The identifying numbers of such Bonds are as follows**:

....

....

....

....

....

....

This Bondholders Tax Election Notice is not valid unless all of the paragraphs requiring completion

are duly completed.

* must be an Authorised Denomination.

** not required for Bonds represented by a Global Bond.

***where the Bonds are represented by a Global Bond, this notice need not be signed. In such a case, delivery of this notice will constitute confirmation by the beneficial owner of the relevant Bonds that the information in this notice is true and accurate on the date of delivery.

Dated: Signature***

Name:

[To be completed by recipient Paying, Calculation and Transfer Agent]

Received by:...

[Signature and stamp of Paying, Calculation and Transfer Agent]

At its office at:...

On: ....

Appendix J – Form of Deed of Charge

Dated _____ 2021

HURRICANE ENERGY PLC

HURRICANE GLA LIMITED

HURRICANE HOLDINGS LIMITED

as Chargors

HURRICANE GLA LIMITED

HURRICANE HOLDINGS LIMITED

as Guarantors

and

U.S. BANK TRUSTEES LIMITED

as the Security Trustee and the Trustee

DEED OF CHARGE

CONTENTS

THIS DEED OF CHARGE (the "**Deed**") is dated _____ 2021 and made between:

(1)   **HURRICANE ENERGY PLC**, a company incorporated in England and Wales with registered number 05245689 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN United Kingdom, (the "**Company**");

(2)   **HURRICANE GLA LIMITED**, a company incorporated in England and Wales with registered number 01656211 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN ("**GLA**");

(3)   **HURRICANE HOLDINGS LIMITED**, a company incorporated in England and Wales with registered number 01656211 whose registered office is at Ground Floor, The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey GU7 2QN ("**HHL**", and together with GLA, the "**Guarantors**"),

(the Company and the Guarantors, the "**Chargors**"); and

(4)   **U.S. BANK TRUSTEES LIMITED** as Security Trustee for itself and for the Secured Creditors (as such term is defined in the Trust Deed (as defined below)) (the "**Security Trustee**") and in its capacity as the Trustee under the Trust Deed,

each a "**Party**" and together the "**Parties**" to this Deed.

BACKGROUND

(A)   On or about the date hereof, the Company entered into an amendment and restatement agreement (the "**2021 Amendment and Restatement Agreement**") in respect of the trust deed dated 24 July 2017 (and as amended and restated by the 2021 Amendment and Restatement Agreement, the "**Trust Deed**"), pursuant to which the Bondholders, the Company and U.S. Bank Trustees Limited (in its capacity as trustee under the Trust Deed (the "**Trustee**")) agreed to amend certain terms of the Trust Deed, the Conditions and the Bonds with effect from the 2021 Effective Date (as defined therein).

(B)   Each of the Chargors desires to enter into this Deed in order to set out certain provisions regarding the grant by the Chargors of certain Security in favour of the Security Trustee.

(C)   Each of the Guarantors desires to enter into this Deed in order to set out certain provisions regarding the grant by the Guarantors of the Guarantees in favour of the Security Trustee.

(D)   This Deed is the 2021 Deed of Charge referred to in the Trust Deed. Pursuant to the terms of the 2021 Amendment and Restatement Agreement, it is a condition precedent to the 2021 Effective Date that the Chargors enter into this Deed.

(E)   It is intended that this document takes effect as a deed.

IT IS AGREED as follows:

1. **DEFINITIONS AND INTERPRETATION**

1.1 **Definitions**

Terms defined in the Trust Deed shall, unless otherwise defined in this Deed or unless a contrary intention appears, bear the same meaning when used in this Deed (including the Recitals) and the following terms shall have the following meanings:

"**Account Bank**" means a bank or financial institution with which a Charged Account is maintained, which shall be a bank or financial institution (a) which has a rating for its long-term unsecured and non credit-enhanced debt obligations of BBB- or higher by S&P or Fitch or Baa3 or higher by Moody's or a comparable rating from an internationally recognised credit rating agency or (b) otherwise with the consent of the Security Trustee.

"**Administrator**" means a person appointed under Schedule B1 to the Insolvency Act to manage the affairs, business and property of the Company or any other Chargor.

"**Authorisation**" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"**Charged Account**" means each Fixed Charge Account and each Floating Charge Account.

"**Charged Company**" means each Subsidiary of a Chargor from time to time the shares in which are secured under this Deed or any other Transaction Security Document and, at the date of this Deed, includes each company listed in the third column of the table in Schedule 1 (*Shares*).

"**Collateral Rights**" means all rights, powers and remedies of the Security Trustee provided by or pursuant to this Deed or by law.

"**Confidentiality Undertaking**" means a confidentiality undertaking substantially in a form from time to time recommended by the Loan Market Association or in any other form agreed between the Company and the Security Trustee.

"**Counterparty**" means any counterparty to a Relevant Contract.

"**DSA**" means the decommissioning security agreement dated 2 July 2018 between, among others, the Issuer, GLA and the Offshore Petroleum Regulator for Environment and Decommissioning.

"**DSA Surplus**" means any surplus DSA Trust Assets which are not required to be applied towards Decommissioning/Abandonment Obligations or any other costs and/or expenses pursuant to the terms of and in accordance with the DSA and/or the DSA Trust Deed which are paid or may be paid to GLA or any other member of the Group under or in connection with the DSA and/or the DSA Trust Deed.

"**DSA Trust Assets**" means the Trust Assets (as defined in the DSA Trust Deed).

"**DSA Trust Deed**" means the trust deed in respect of the DSA for Lancaster Field P1368 Licence dated 2 July 2018 between the Company, GLA and the DSA Trustee.

"**DSA Trustee**" means The Law Debenture Trust Corporation P.L.C.

"**Enforcement Date**" means the date on which the Trustee gives notice to the Company under the Trust Deed that the Bonds are immediately due and repayable, following the occurrence of an Event of Default.

"**Fixed Charge Account**" means the Fixed Charge Issuer Account (and any replacement account or subdivision or sub-account of that account), together with all amounts from time to time standing to the credit of, or accrued or accruing on, such account and any monies, proceeds or income paid or payable in respect of such account and all Related Rights.

"**Fixed Charge Issuer Account**" means the bank account of the Company set out in Part 1 of Schedule 5 (*Accounts*).

"**Floating Charge Accounts**" means each of the bank accounts held by the Chargors set out in Part 2 of Schedule 5 (*Accounts*) and other than the GWA JV Accounts, each other bank account now or in the future opened or maintained by a Chargor with a bank or other financial institution (and any replacement account or subdivision or sub-account of that account), together with all amounts from time to time standing to the credit of, or accrued or accruing on, such account and any monies, proceeds or income paid or payable in respect of such account and all Related Rights and any other bank account subject to the floating charge created by Clause 3.3 (*Floating charge*).

"**GLA Guarantee Cap**" means an amount equal to U.S.$155,000,000 minus (i) any amounts paid in respect of Cash Pay Interest in accordance with Condition 4 or (ii) any amounts paid in respect of Condition 5.4 and applied in repayment of the Outstanding Redemption Amount after the date of this Deed.

"**GLA Shares**" means the shares in GLA set out in the second column of the table in Schedule 1 (*Shares*) and all other shares in GLA issued to a Chargor or held by, to the order of or on behalf of a Chargor at any time and any Related Rights.

"**Group**" means the Company and its Subsidiaries from time to time.

"**Guarantee**" means a guarantee granted by a Guarantor under Clause 5 (*Guarantee*).

"**GWA JV Accounts**" means each of the bank accounts held by the Company set out in Part 3 of Schedule 5 (*Accounts*) and each other account now or in the future opened or maintained with a bank or other financial institution (and any replacement account or subdivision or sub-account of that account) in respect of a Joint Venture permitted by the terms of the Trust Deed, together with all amounts from time to time standing to the credit of, or accrued or accruing on, such account and any monies, proceeds or income paid or payable to such Joint Venture undertaking in respect of such account and all Related Rights of such Joint Venture undertaking.

"**GWA Shares**" means the shares in GWA set out in the second column of the table in Schedule 1 (*Shares*) and all other shares in GWA issued to a Chargor or held by, to the order of or on behalf of a Chargor at any time and any Related Rights.

"**HHL Shares**" means the shares in HHL set out in the second column of the table in Schedule 1 (*Shares*) and all other shares in HHL issued to a Chargor or held by, to the order of or on behalf of a Chargor at any time and any Related Rights.

"**Insurance Policies**" means each policy of insurance listed in Schedule 3 (*Insurance Policies*) and any other policy of insurance in which a Chargor has an interest from time to time, and any renewal, supplement or extension in respect of the same.

"**Intercompany Receivable**" means all amounts owing to a Chargor from time to time from any member of the Group (including any other Chargor), including the amounts owing to the Chargors from the debtors listed in Schedule 4 (*Intercompany Receivables*) as on the date of this Deed.

"**Lancaster Sub-Area Licence Interest**" means GLA's undivided legal interest in the P1368 Licence and GLA's undivided beneficial right, title and interest in the P1368 Licence to the extent relating to the Lancaster Sub-Area.

"**P1368 Licence Trust Deed**" means the trust deed in respect of the United Kingdom Petroleum Production Licence No P.1368, Blocks 205/21a (Central), 205/22a (Central), 205/26b (Central), 205/21a (North), 205/22a (North), 205/26b (South) and 204/30a (Southwest) dated 22 August 2018.

"**P1368 Licence Umbrella Agreement**" means the Licence No. P1368 Licence umbrella agreement dated 22 August 2018.

"**PSC Register**" means "PSC register" within the meaning of Section 790C(10) of the Companies Act 2006.

"**Receiver**" means a receiver or receiver and manager or, where permitted by law, an administrative receiver of the whole or any part of the Secured Property and that term will include any appointee made under a joint and/or several appointment.

"**Related Rights**" means, in relation to any asset:

(a)   the proceeds of sale of all or any part of that asset;

(b)   all rights under any licence, agreement for sale or agreement for lease in respect of that asset;

(c)   all rights, powers, benefits, claims, contracts, warranties, remedies, security, guarantees, indemnities or covenants for title in respect of that asset; and

(d)   any monies and proceeds paid or payable in respect of that asset,

in each case, whether actual or contingent, present or future.

4

"**Relevant Amounts**" means all amounts held by any Paying, Calculation and Transfer Agent pursuant to the terms of the Paying, Calculation and Transfer Agency Agreement, including, without limitation, all amounts held by any Paying, Calculation and Transfer Agent to meet payments of principal (including any Outstanding Redemption Amount) and interest in respect of the Bonds.

"**Relevant Contract**" means each of the contracts, agreements and documents listed in Schedule 2 (*Relevant Contracts*) together with all Related Rights and all documents which are supplemental to, or are expressed to be collateral with, or are entered into pursuant to or in connection with, any such contracts, agreements and documents.

"**Relevant Licence Interests**" means the Lancaster Sub-Area Licence Interest together with all Related Rights and all documents which are supplemental to, or are expressed to be collateral with, or are entered into pursuant to or in connection with the Lancaster Sub-Area Licence Interest, including without limitation (i) the P1368 Licence Trust Deed and (ii) the P1368 Licence Umbrella Agreement, each to the extent relating to the Lancaster Sub-Area.

"**Secured Obligations**" means all liabilities and all other present and future obligations (whether actual or contingent or owed jointly or severally in any other capacity whatsoever) at any time due, owing, or incurred by the Company or any other Chargor (including under the Guarantees):

(a)   to the Security Trustee and/or any Receiver under or in connection with the Transaction Documents (including this Deed) and any other documents evidencing or securing such liabilities in respect of the Bonds;

(b)   to, or to the order of, the Trustee, the Paying, Calculation and Transfer Agent, the Registrar or any other Agent under or in connection with the Transaction Documents;

(c)   to the Bondholders under, or in respect of, the Bonds and under or in connection with the Transaction Documents; and

(d)   to any other Secured Creditor under the Transaction Documents,

it being acknowledged that the Secured Obligations shall include any extensions of credit or increase in liabilities whether outstanding on the date of this Deed or extended or increased from time to time thereafter (and in each case whether actual or contingent or owed jointly or severally in any other capacity whatsoever), including, without limitation, in respect of any PIK Notes issued in accordance with Condition 4.4. A reference to "Secured Obligations" includes any liabilities which would be treated as such but for the liquidation or dissolution or similar event affecting any Chargor.

"**Secured Property**" means all the actual and contingent, present and future assets and undertaking of each Chargor which from time to time are the subject of the security created or expressed to be created in favour of the Security Trustee by or pursuant to this Deed or any other Transaction Security Document (and references to the Secured Property shall include references to any part of it).

"**Security**" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"**Security Period**" means the period from (and including) the date of this Deed up to (and including) the date on which the Security Trustee is satisfied that all of the Secured Obligations (whether actual or contingent) have been irrevocably and unconditionally paid and discharged in full and no further Secured Obligations are capable of being outstanding.

"**Shares**" means, the HHL Shares, the GWA Shares and the GLA Shares specified in Schedule 1 (*Shares*) and all other shares in a Charged Company issued to a Chargor or held by, to the order of or on behalf of a Chargor at any time and any Related Rights.

1.2   **Interpretation**

(a)   Unless a contrary indication appears, any reference in this Deed to:

(i)   the "**Trustee**", a "**Bondholder**", a "**Chargor**", the "**Company**", the "**DSA Trustee**", a "**Guarantor**", the "**Paying, Calculation and Transfer Agent**" a "**Secured Creditor**", or the "**Security Trustee**" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)   "**assets**" includes present and future properties, revenues and rights of every description;

(iii)   "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(iv)   a "**person**" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality) or two or more of the foregoing;

(v)   a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, being of a kind that is normally complied with by those to whom it is addressed) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(vi)   a "**guarantee**" includes any form of indemnity or other assurance against financial loss (including any obligation to pay, purchase or provide funds for the purchase of any liability) (and the verb "**to guarantee**" shall be construed accordingly);

(vii)   a provision of law is a reference to that provision as amended or re-enacted;

<p style="margin-left: 2em">(viii)   any matter "**including**" specific instances or examples of such matter shall be construed without limitation to the generality of that matter (and "**include**" shall be construed accordingly);</p>

<p style="margin-left: 2em">(ix)   "**losses**" includes losses, actions, damages, claims, proceedings, costs, demands, expenses (including fees) and liabilities (and "**loss**" shall be construed accordingly);</p>

<p style="margin-left: 2em">(x)   a "**modification**" includes an amendment, supplement, novation, re-enactment, restatement, variation, extension, replacement, modification or waiver or the giving of any waiver, release, consent having the same commercial effect of any of the foregoing, (and "**modify**" shall be construed accordingly);</p>

<p style="margin-left: 2em">(xi)   "**reasonable**", "**unreasonable**", or like references, when used herein in relation to the Security Trustee or the Trustee and the exercise by them of any power, discretion, opinion, determination, or other similar matter shall be construed as meaning reasonable by reference to the interests of the Secured Creditors or the Bondholders (respectively) only and shall be satisfied in respect of the Security Trustee where it is acting pursuant to the instructions of the Trustee and in respect of the Trustee where it is acting pursuant to the instructions of the Bondholders; and</p>

<p style="margin-left: 2em">(xii)   any Transaction Document or other agreement or instrument is to be construed as a reference to that agreement or instrument as amended, modified or novated, including by way of increase of the facilities or other obligations or addition of new liabilities or other obligations made available under them or accession or retirement of the parties to these agreements but excluding any amendment, modification or novation made contrary to any provision of any Transaction Document.</p>

(b)   Section, Clause and Schedule headings are for ease of reference only.

(c)   Unless a contrary indication appears, a term used in any notice given under or in connection with this Deed has the same meaning in that notice as in this Deed.

(d)   Any reference to the security constituted by this Deed becoming, "enforceable" shall mean that the security created under this Deed has become enforceable under Clause 19 (*Enforcement of Security*).

1.3 Third party rights

Save where provided otherwise in this Deed, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Deed.

2. PAYMENT OF SECURED OBLIGATIONS

Each Chargor shall, on demand, pay or discharge the Secured Obligations when they become due for payment in the manner provided for in the Transaction Documents.

3. **FIXED SECURITY AND FLOATING CHARGE**

3.1 **Fixed security**

The Company

(a) As continuing security for the payment and discharge of the Secured Obligations, the Company, with full title guarantee in favour of the Security Trustee (for itself and on trust for the Secured Creditors) charges by way of first fixed charge all its rights, title and interest from time to time in and to:

(i) its Shares together with all Related Rights in respect thereof;

(ii) the Fixed Charge Account together with all Related Rights in respect thereof;

(iii) the Intercompany Receivables together with all Related Rights in respect thereof, to the extent not effectively assigned under Clause 3.2 (*Assignment*); and

(iv) all Relevant Amounts held by any Paying, Calculation and Transfer Agent under or pursuant to the Paying, Calculation and Transfer Agency Agreement and all Related Rights in respect thereof, to the extent not effectively assigned under Clause 3.2 (*Assignment*).

GLA

(b) As continuing security for the payment and discharge of the Secured Obligations, GLA, with full title guarantee in favour of the Security Trustee (for itself and on trust for the Secured Creditors) charges by way of first fixed charge all its rights, title and interest from time to time in and to:

(i) the Intercompany Receivables together with all Related Rights in respect thereof, to the extent not effectively assigned under Clause 3.2 (*Assignment*);

(ii) the Relevant Contracts together with all Related Rights in respect thereof, to the extent not effectively assigned under Clause 3.2 (*Assignment*);

(iii) subject to the terms of the P1368 Licence Trust Deed, the Relevant Licence Interests together with all Related Rights in respect thereof;

(iv) the Insurance Policies, together with any and all proceeds of claim and Related Rights in respect thereof, to the extent not effectively assigned under Clause 3.2 (*Assignment*); and

(v) subject to the terms of the DSA Trust Deed, any DSA Surplus which may be paid or transferred to GLA, the Company or any other member of the Group, or to which GLA, the Company or any other member of the Group may be beneficially entitled, in each case under or in connection with the DSA and/or the DSA Trust Deed together with all Related Rights in respect of thereof.

HHL

(c)   As continuing security for the payment and discharge of the Secured Obligations, HHL, with full title guarantee in favour of the Security Trustee (for itself and on trust for the Secured Creditors) charges by way of first fixed charge all its rights, title and interest from time to time in and to

(i)   its Shares together with all Related Rights in respect thereof; and

(ii)   the Intercompany Receivables together with all Related Rights in respect thereof, to the extent not effectively assigned under Clause 3.2 (*Assignment*).

3.2   **Assignment**

As continuing security for the payment and discharge of the Secured Obligations, each Chargor, with full title guarantee in favour of the Security Trustee assigns to the Security Trustee (for itself and on trust for the Secured Creditors) absolutely, subject to a proviso for reassignment on irrevocable discharge in full of the Secured Obligations:

(a)   each Intercompany Receivable together with all Related Rights in respect thereof to which it is a party;

(b)   each Relevant Contract together with all Related Rights in respect thereof to which it is a party;

(c)   the Insurance Policies, together with any and all proceeds of claim and all Related Rights in respect thereof; and

(d)   all Relevant Amounts held by any Paying, Calculation and Transfer Agent under or pursuant to the Paying, Calculation and Transfer Agency Agreement and all Related Rights in respect thereof.

3.3   **Floating charge**

(a)   Each Chargor charges with full title guarantee in favour of the Security Trustee (for itself and on trust for the Secured Creditors) as continuing security for the payment and discharge of the Secured Obligations by way of first floating charge all of its present and future assets, property, rights and undertaking (including, without limitation, each of the Charged Accounts).

(b)   The floating charge created by each Chargor under Clause 3.3(a) above shall be deferred in point of priority to all fixed security or assignments validly and effectively created by that Chargor under the Transaction Documents in favour of the Security Trustee as security for the Secured Obligations.

(c)   Paragraph 14 of Schedule BI to the Insolvency Act 1986 applies to the floating charge created pursuant to this Clause 3.3 (*Floating charge*).

3.4   **Crystallisation of floating charge**

(a)   **Notice**

Subject to Clause 3.6 (*Effect of moratorium on floating charge*) the Security Trustee may at any time during the Security Period by notice in writing to a Chargor convert the floating charge created by Clause 3.3 (*Floating charge*) into a fixed charge as regards any of the Secured Property if:

(i)   an Event of Default is continuing; or

(ii)   the Security Trustee considers, acting reasonably, the Secured Property to be in danger of being seized, attached, charged, taken possession of or sold under any form of distress, sequestration, execution or other process or otherwise to be in jeopardy.

(b)   **Automatic**

Subject to Clause 3.6 (*Effect of moratorium on floating charge*), the floating charge created by Clause 3.3 (*Floating charge*) will automatically be converted (without notice) with immediate effect into a fixed charge, in the case of paragraphs (i) or (ii) below, over such assets as satisfy the description in paragraph (i) or (ii) below (as applicable) and in the case of paragraph (iii) below, over all the assets of the relevant Chargor subject to the floating charge, if:

(i)   a Chargor creates or attempts to create any Security (other than where permitted pursuant the terms of the Trust Deed) over all or any of its Secured Property;

(ii)   any person levies or attempts to levy any distress, execution or other process against any of the Secured Property to the extent that such action would lead to an Event of Default following the expiry of any grace period; or

(iii)   any event or circumstance as set out in Condition 8(E), (F), or (G) (*Events of Default*).

3.5   **Re-conversion**

Any charge which has crystallised under Clause 3.4 *(Crystallisation of floating charge)* may by notice in writing given at any time by the Security Trustee (in its absolute discretion) be reconverted into a floating charge in relation to the assets specified in such notice.

3.6   **Effect of moratorium on floating charge**

For as long as such action is prohibited under the Insolvency Act 1986 or otherwise at law, any floating charge created under this Deed may not be converted into a fixed charge solely by reason of the obtaining of a moratorium or anything done with a view to obtaining a moratorium under Part A1, or paragraph 1 of Schedule ZA1 to, the Insolvency Act 1986.

4. **FURTHER ASSURANCE**

4.1 **General**

(a) The covenant set out in Section 2(1)(b) of the Law of Property (Miscellaneous Provisions) Act 1994 shall extend to include the obligations set out in Clauses 4.1(b) and 4.1(c) below.

(b) Each Chargor shall (and the Company shall procure that each other member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Trustee may reasonably specify (and in such form as the Security Trustee may reasonably require in favour of the Security Trustee or its nominee(s)):

(i) to perfect the Security or Guarantees created or intended to be created under or evidenced by this Deed (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security or the Guarantees) or for the exercise of any rights, powers and remedies of the Security Trustee or the Secured Creditors provided by or pursuant to the Transaction Documents or by law;

(ii) to confer on the Security Trustee or confer on the Secured Creditors Security over any property and assets of that Chargor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to this Deed; and/or

(iii) to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(c) Each Chargor shall (and the Company shall procure that each other member of the Group will) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security or the Guarantees conferred or intended to be conferred on the Security Trustee or the Secured Creditors by or pursuant to this Deed.

4.2 **Consents**

If a Chargor is not entitled to grant any Security over its rights and/or interests or assign its rights and/or interests in respect of any document or asset which is intended to be subject to the Security constituted under this Deed without the consent of a party to that document or asset, or, in respect of any Relevant Licence Interest, the OGA:

(a) the Company must notify the Security Trustee as soon as it becomes aware of the same;

(b)   the Security constituted under this Deed will include and extend to all amounts which the Company or any other Chargor may receive, or has received, in respect of such Chargor's rights and/or interests under that document or in respect of that asset which is intended to be subject to the Security constituted under this Deed but shall, until the date on which the relevant consent is obtained by the Company or the relevant Chargor, not extend to and exclude the document itself and its rights and/or interests under such document or in respect of such asset;

(c)   the Chargors must use all reasonable endeavours to obtain the consent of the relevant party to enable the Company or the relevant Chargor to grant Security over that document under this Deed; and

(d)   on and from the date on which such consent is obtained, the Security constituted under this Deed shall extend to and include the relevant Chargor's rights and/or interests under that document or in that asset.

4.3   Implied covenants for title

The obligations of each Chargor under this Deed shall be in addition to the covenants for title deemed to be included in this Deed by virtue of Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994.

5.   GUARANTEE

5.1   Guarantee

Subject to Clause 5.4 (*GLA Guarantee Cap*) in respect of GLA, each Guarantor unconditionally and irrevocably, jointly and severally:

(a)   guarantees to the Secured Creditors the due and punctual payment of the Secured Obligations: and

(b)   undertakes that, if at any time or from time to time the Secured Obligations are not paid in full on their due date (whether at their stated date of payment, by acceleration, on demand or otherwise), it will immediately upon demand unconditionally pay to the Secured Creditors the Secured Obligations which have not been so paid as if it were the principal obligor.

5.2   Indemnity

Subject to Clause 5.4 (*GLA Guarantee Cap*) below and without prejudice to the provisions of Clause 5.1 (*Guarantee*), as an independent and primary obligation, each Guarantor hereby agrees to indemnify and keep indemnified the Secured Creditors in full and on demand and to hold the Secured Creditors harmless against all and any Losses suffered or incurred by the Secured Creditors arising out of, or in connection with, the failure of any Guarantor to make due and punctual payment of any of the Secured Obligations or resulting from any of the obligations under the Transaction Documents not being recoverable for any reason and to pay on demand the amount of such Losses when they would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this

Clause 5 (including, with respect to GLA, the GLA Guarantor Cap) if the amount claimed had been recoverable on the basis of a guarantee.

5.3 Continuing Guarantee

The guarantee given herein shall be a continuing guarantee and shall cover the ultimate balance from time to time owing to any of Secured Creditors by any Guarantor in respect of the Secured Obligations and shall not be discharged by any intermediate payment, settlement of account or discharge in whole or in part.

5.4 GLA Guarantee Cap

GLA's liability as a Guarantor under this Clause 5 (*Guarantees*) shall, at all times, be limited to an amount equal to the GLA Guarantee Cap. Subject to the terms of the Trust Deed and the other Transaction Documents, the GLA Guarantee Cap may be increased by GLA by way of an Extraordinary Resolution of the Bondholders which is a Special Quorum Matter.

5.5 Liability under Guarantee

Without prejudice to Clause 5.4 (*GLA Guarantee Cap*), each Guarantor's liability under its Guarantee shall not be reduced, discharged or otherwise affected by:

(a)   any variation, extension, discharge, compromise, dealing with, exchange or renewal of any right or remedy which any Secured Creditor may now or after the date of this Deed have from or against any of the Guarantors and any other person in connection with the Secured Obligations;

(b)   any act or omission by any Secured Creditor or any other person in taking up, perfecting or enforcing any Security, indemnity, or guarantee from or against any Guarantor or any other person;

(c)   any termination, amendment, variation, novation, replacement or supplement of or to any of the Secured Obligations including without limitation any change in the purpose of, any increase in or extension of the Secured Obligations and any addition of new Secured Obligations;

(d)   any indulgence granted or made by any Secured Creditor to or with any Guarantor;

(e)   any insolvency, bankruptcy, liquidation, administration, winding up, judicial management, incapacity, limitation, disability, the discharge by operation of law, or any change in the constitution, name or style of any Guarantor, any Secured Creditor, or any other person;

(f)   any invalidity, illegality, unenforceability, irregularity or frustration of any actual or purported obligation of, or Security held from, any Guarantor or any other person in connection with the Secured Obligations;

(g)   any claim or enforcement of payment from any Guarantor or any other person; or

(h)   any act or omission which would not have discharged or affected the liability of any Guarantor had it been a principal debtor instead of a guarantor, or indemnifier or by anything done or omitted by any person which but for this provision might operate to exonerate or discharge that Guarantor or otherwise reduce or extinguish its liability under this Guarantee,

and each Guarantor shall be liable hereunder in every respect as principal debtor.

5.6   Additional security

The Guarantee set out in this Clause 5 is in addition to, and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Secured Creditor (including the Security created under this Deed).

6.   REPRESENTATIONS AND WARRANTIES

As at the date of this Deed, each relevant Chargor represents and warrants to the Security Trustee, the Trustee and each other Secured Creditor:

Accuracy of information

(a)   Schedule 1 (*Shares*) identifies all of the Shares in which it has any interest (whether direct or indirect);

(b)   Schedule 3 (*Insurance Policies*) identifies all of the Insurance Policies in which GLA has any interest (whether direct or indirect);

(c)   it has no bank accounts other than (as applicable) the Fixed Charge Issuer Account, the Floating Charge Accounts set out in Part 2 of Schedule 5 (*Accounts*) and the GWA JV Accounts;

(d)   that the Relevant Contracts listed in Schedule 2 (*Relevant Contracts*) and the Relevant Licence Interests represent all of the material agreements and/or licences (as applicable) to which any Chargor is a party constituting either:

(i)   petroleum production licences for material oil and gas reserves of the Company or any other member of the Group; or

(ii)   joint operating agreements or unitisation or unit operating agreements, in each case relating to such petroleum production licences;

Fixed Charge Issuer Account and Floating Charge Accounts

(e)   it is the sole legal and beneficial owner of the credit balances from time to time in the Fixed Charge Account and the Floating Charge Accounts;

(f)   the Fixed Charge Account and the Floating Charge Accounts (and any amounts standing to the credit of such accounts) are free from any Security and any other rights or interests in favour of third parties;

Shares

(g) it is the sole legal and beneficial owner of the Shares which it purports to mortgage or assign under this Deed and such Shares are duly authorised and validly issued;

(h) the Shares which it purports to mortgage or assign under this Deed constitute 100% of the issued share capital of the relevant Charged Company, are fully paid, no calls have been made in respect of the Shares and remain unpaid, and the Shares are not subject to any obligation to make additional contributions, or any option to purchase or similar rights;

(i) the constitutional documents of the relevant Charged Company whose Shares it purports to mortgage or assign under this Deed do not restrict or inhibit any transfer of those Shares on creation or enforcement of the Transaction Security;

(j) there is no agreement in force which provides for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any share or loan capital of the Shares (including any option or right of pre-emption or conversion) other than pursuant to the terms of the Trust Deed;

(k) it has not nominated any person to enjoy or exercise any right relating to the Shares pursuant to Part 9 of the Companies Act 2006 or otherwise;

(l) it is in compliance with its obligations under the Companies Act 2006 and any associated law (and has complied with those obligations within any required timeframe) and has complied with the terms of any notice that it has received under Section 790D or Section 790E of the Companies Act 2006 within the timeframe specified in that notice;

(m) it has not received a Warning Notice or Restrictions Notice under paragraph 1 of Schedule 1B of the Companies Act 2006 in respect of any "relevant interest"(within the meaning of paragraph 2 of Schedule 1B to the Companies Act 2006) of any Chargor;

(n) it has not issued a Warning Notice or Restrictions Notice under paragraph 1 of Schedule 1B of the Companies Act 2006 in respect of any "relevant interest"(within the meaning of paragraph 2 of Schedule 1B to the Companies Act 2006) of any Chargor;

(o) the PSC Register that was delivered as a condition precedent to the 2021 Effective Date is correct, complete and in full force and effect and:

(i) has not been amended or superseded since that date;

(ii) sets out the "required particulars" (within the meaning of section 790K of (iii) the Companies Act 2006) and any other information prescribed under Part 21A of the Companies Act 2006 (including section 790M) and/or any associated law, in each case, in relation to all of the Relevant Legal Entities and Persons with Significant Control that are "registrable" (within the meaning of section 790C(4) or section 790C(8), as applicable) in respect of that Chargor (or that other member of the Group) in accordance with Part 21A of the Companies Act 2006;

Relevant Contracts

(p)   its obligations under each Relevant Contract to which it is a party are valid, legally binding and enforceable in accordance with their terms;

(q)   other than any consents which it is obligated to obtain or use all reasonable endeavours to obtain (as applicable) under this Deed, there is no prohibition on the creation of Security by it over, or the assignment of its rights and/or interests in respect of, the Relevant Contracts;

(r)   the entry into, and performance by it of, this Deed and each other Transaction Document to which it is a party does not conflict with any term of any Relevant Contract to which it is party or constitute a default or termination event (howsoever described) under any such Relevant Contract;

Relevant Licence Interests

(s)   the P1368 Licence is in full force and effect and is valid, legally binding and enforceable in accordance with its terms;

(t)   other than any governmental or regulatory body consents which it is obligated to obtain or use all reasonable endeavours to obtain (as applicable) under this Deed, there is no prohibition on the creation of Security by it over, the Relevant Licence Interests;

Secured Property

(u)   it is the sole legal and beneficial owner of, and absolutely entitled to, the assets it purports to mortgage, charge or assign under this Deed and each other Transaction Security Document;

(v)   other than as expressly permitted under the Trust Deed, it has not mortgaged, charged assigned or otherwise encumbered or disposed of any of the assets that it purports to mortgage, charge or assign under this Deed and each other Transaction Security Document; and

(w)   the assets which it purports to mortgage, charge or assign under this Deed and each other Transaction Security Document are free from any Security or option to purchase or similar right or comprised in any trust, in each case other than any Security expressly permitted under the Trust Deed.

6.2   Trust Deed representations and warranties

Each Chargor represents and warrants to the Security Trustee that each of the representations and warranties set out in clause 6 (*Representations and Warranties*) of the 2021 Amendment and Restatement Agreement are true and correct as at the date of this Deed.

7.   **UNDERTAKINGS**

7.1   **Negative pledge**

Except as permitted by the Trust Deed, each Chargor undertakes to the Security Trustee that it shall:

(a)   not create or agree to create or allow to exist any Security on, over, or affecting, all or any of its assets; and

(b)   procure that no member of the Group creates, agrees to create or allows to exist any Security on, over, or affecting, any of its assets.

7.2   **No disposal of interests**

Each Chargor undertakes that it shall not (and shall not agree to) at any time during the Security Period sell, transfer, lease, licence, assign or otherwise dispose or purport or agree to dispose of, all or any part of the Secured Property where, in each case, to do so is prohibited under the terms of the Transaction Documents.

7.3   **Subsequent charge**

Subject to Clause 7.1 (*Negative pledge*), each Chargor undertakes to the Security Trustee that any Security created by any Chargor after the date of this Deed (otherwise than in favour of the Security Trustee) shall be expressed to be subject to this Deed.

7.4   **Supplemental debenture**

At any time, subject to any prohibitions or restrictions under the terms of the DSA, the DSA Trust Deed, the Relevant Licence Interests, any Relevant Contract and insofar as otherwise lawfully permitted, each Chargor shall, promptly upon request on or after the Enforcement Date, execute over all or any of the Secured Property a charge by way of legal mortgage or legal sub-mortgage or legal assignment, as the case may be, in favour of the Security Trustee in such form as the Security Trustee shall reasonably require.

7.5   **Further assignments**

Subject to any prohibitions or restrictions under the terms of the DSA Trust Deed, the Relevant Licence Interests, any Relevant Contract and insofar as otherwise lawfully permitted, each Chargor shall, if requested by any of the Security Trustee or the Trustee (in each case, acting reasonably), promptly execute any document and do all such acts (including seeking any consents, making any filings or registrations or otherwise recording the interests of the Security Trustee in any registers relevant to the Security) as the Security Trustee or the Trustee may reasonably require:

(a)   to give effect to the Security and/or Guarantees intended to be created by this Deed;

(b)   to record the interests of the Security Trustee in any registers relevant to such Security;

(c) for the exercise of any rights, powers and remedies of the Security Trustee, any Receiver or the other Secured Creditors provided by or pursuant to this Deed or by law; and/or

(d) to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security created under this Deed.

7.6 **Prejudicial action**

Each Chargor undertakes that it shall not (and shall not agree to) do or cause or permit to be done anything which may in any way reduce, jeopardise or otherwise prejudice the value of the Secured Property or prejudice the Guarantees.

8. **SHARES**

8.1 **Delivery of share certificates**

Each Chargor shall deposit with the Security Trustee (or procure the deposit of) all certificates or other documents of title (including without limitation any stocks, warrants or other securities) in respect of the Shares held by it, and stock transfer forms or other instruments of transfer (executed in blank by or on behalf of that Chargor and undated) on the date of this Deed and (if later) promptly and in any event within five Business Days following the date of acquisition of any further Shares, stocks, warrants or other securities by any Chargor, in respect of Shares in a Charged Company.

8.2 **Shares: before an Event of Default**

Prior to the occurrence of an Event of Default (which is continuing), a Chargor shall:

(a) be entitled to receive, retain and pay all dividends, interest and other monies arising from its Shares as permitted by the terms of the Transaction Documents; and

(b) be entitled to exercise all voting rights in relation to its Shares provided that a Chargor shall not exercise such voting rights in any manner, or otherwise permit or agree to any (i) variation of the rights attaching to or conferred by any of the Shares or (ii) increase in the issued share capital of a Chargor whose shares are charged pursuant to this Deed, which would adversely prejudice the value of, or the ability of the Security Trustee to realise, the Security created by this Deed.

8.3 **Shares: after the Enforcement Date**

On or after the Enforcement Date, the Security Trustee may (acting on the instructions of the Trustee itself acting on the instructions of the Bondholders) (in the name of a Chargor or otherwise and without any further consent or authority from any Chargor), or may direct a Chargor (and that Chargor shall, and shall procure that it or its nominees shall, comply with such direction) to:

(a) exercise (or refrain from exercising) any voting rights in respect of the Shares;

(b)   pay all dividends, interest and other monies arising from the Shares to the Security Trustee for application in accordance with Clause 23 (*Application of proceeds*);

(c)   transfer the Shares into the name of such nominee(s) of the Security Trustee as it shall require; and

(d)   exercise (or refrain from exercising) the powers and rights conferred on or exercisable by the legal or beneficial owner of the Shares,

in such manner and on such terms as the Security Trustee may think fit, and the proceeds of any such action shall form part of the Secured Property.

8.4   Shares: payment of calls

Each Chargor shall pay when due all calls or other payments which may be or become due in respect of any of the Shares, and in any case of default by a Chargor in such payment, the Security Trustee may, if it thinks fit (but for the avoidance of doubt shall not be obliged to), make such payment on behalf of that Chargor in which case any sums paid by the Security Trustee shall be reimbursed by the Chargors to the Security Trustee on demand.

8.5   Shares: exercise of rights

No Chargor shall exercise any of its rights and powers in relation to any of the Shares in any manner which in the reasonable opinion of the Security Trustee would adversely prejudice the value of, or the ability of the Security Trustee to realise, the security created by this Deed.

9.   FIXED CHARGE ACCOUNT AND FLOATING CHARGE ACCOUNTS

9.1   Notices of charge of Fixed Charge Account

On the date of this Deed in respect of the Fixed Charge Account, the Company shall promptly deliver to the Account Bank (with a copy to the Security Trustee) a notice of charge in the form set out in Schedule 6 (*Form of Notice of Charge of Fixed Charge Account*) duly executed by, or on behalf of, the Company, in respect of the Fixed Charge Account and use reasonable endeavours for a period of 20 Business Days following delivery of the notice to procure an acknowledgement by the Account Bank in the form set out in Schedule 7 (*Form of Acknowledgement of Notice of Charge of Fixed Charge Account*) which shall promptly be delivered to the Security Trustee upon receipt.

9.2   Fixed Charge Account: Account Bank

(a)   At all times during the Security Period, the Fixed Charge Account must be maintained at a branch of an Account Bank.

(b)   No Chargor shall, during the Security Period, without the Security Trustee's prior written consent, agree to any variation of the rights attaching to the Fixed Charge Account or close the Fixed Charge Account.

9.3 **Floating Charge Accounts: Account Bank**

(a) At all times during the Security Period, each Floating Charge Account must be maintained at a branch of an Account Bank.

(b) Prior to the occurrence of an Event of Default (which is continuing), a Chargor may agree any variation of the rights attaching to any Floating Charge Account or close any Floating Charge Account.

9.4 **Other accounts**

At all times during the Security Period, no Chargor may open or maintain a bank account other than the Fixed Charge Account, the Floating Charge Accounts and the GWA JV Accounts.

9.5 **Fixed Charge Account: operation**

At all times during the Security Period, no Chargor shall be entitled to receive, withdraw or otherwise transfer any credit balance from time to time on the Fixed Charge Account, save that withdrawals or transfers may be made from the Fixed Charge Account:

(a) to pay amounts due on an Interest Payment Date in respect of the Bonds, provided that the Company shall certify to each of the Security Trustee and the Trustee in writing (such certification to be signed by a director and an authorised signatory and delivered at the time of each withdrawal under this Clause 9.5(a) and copied to the relevant Account Bank) that the stated purpose of such withdrawal or transfer is that the amounts withdrawn are to be applied (in full) to pay amounts due on an Interest Payment Date in respect of Cash Pay Interest under Condition 4.2 or in respect of Excess Cash Flow Amounts under Condition 5.4 and such amounts are applied accordingly; or

(b) where the Security Trustee has given its prior written consent.

9.6 **Floating Charge Accounts: operation**

Each Chargor shall, subject to the Conditions and prior to the occurrence of an Event of Default (which is continuing), be entitled to receive, withdraw or otherwise transfer any credit balance from time to time on any Floating Charge Account to discharge all reasonable obligations of that Chargor and any other member of the Group which are properly incurred in the ordinary course of business.

9.7 **GLA: transfer of Excess Cash Flow Amount**

GLA shall ensure that all amounts required to be transferred by it to the Company to enable the Company to make the payments in respect of the Excess Cash Flow Amount set out in Condition 5.4 are transferred to the Company no later than the Business Day prior to each Relevant IPD.

9.8 **Accounts: application of proceeds**

The Security Trustee shall, on or after the Enforcement Date, be entitled without notice to apply, transfer or set-off any or all of the credit balances from time to time on the Fixed Charge Account in or towards the payment or other satisfaction of all or part of the Secured Obligations in accordance with Clause 23 (*Application of proceeds*)*.*

10. **INTERCOMPANY RECEIVABLES**

10.1 **Notice of charge of Intercompany Receivable**

Within two Business Days of the date of this Deed and (if later) within five Business Days of any Chargor becoming a lender under a Intercompany Receivable, each Chargor shall promptly deliver to (or procure delivery of the same to) each member of the Group which is a debtor in respect of such Intercompany Receivable (with a copy to the Security Trustee) notices of charge in the form set out in Schedule 8 (*Form of Notice of Charge of Intercompany Receivable*) duly executed by, or on behalf of, that Chargor, in respect of each Intercompany Receivable together with a written agreement in respect of such Intercompany Receivable on such terms as required by the Intra-Group Funding Policy , and within 20 Business Days following delivery of the notice procure acknowledgements by the relevant debtor in the form set out in Schedule 9 (*Form of Acknowledgement of Charge of Intercompany Receivable*) which shall promptly be delivered to the Security Trustee upon receipt.

10.2 **Dealing with Intercompany Receivables**

Each Chargor shall, prior to the occurrence of an Event of Default (which is continuing), be entitled to receive, withdraw or otherwise deal with any Intercompany Receivable in accordance with the Intra Group Funding Policy to discharge all reasonable obligations of that Chargor, the Company or any other member of the Group which are properly incurred in the ordinary course of business as provided for in (a) the Restructuring Business Plan or (b) any Investment Business Plan in respect of an Approved Investment Case.

11. **RELEVANT CONTRACTS**

11.1 **Notices of charge of Relevant Contracts**

Within two Business Days of the date of this Deed and (if later) within five Business Days of any Chargor's entry into a Relevant Contract, each Chargor shall deliver to the relevant Counterparty (with a copy to the Security Trustee) (or procure delivery of) notices of assignment in the form set out at Schedule 10 (*Counterparty's Notice of Charge and Acknowledgement of Relevant Contract*) duly executed by that Chargor, in respect of each Relevant Contract and use its reasonable endeavours for a period of 20 Business Days following delivery of the notice to procure acknowledgements by the relevant Counterparty.

11.2 **Preservation of Relevant Contracts**

Each Chargor must promptly perform its obligations and pursue its rights, under each Relevant Contract to which it is party (but only to the extent that the exercise of such rights in the manner proposed would not result in a Potential Event of Default or an Event of Default under the Trust Deed).

12. **INSURANCE POLICIES**

12.1 **Notice of charge of Insurance Policies**

Within two Business Days of the date of this Deed and (if later) within five Business Days of any Chargor entering into or obtaining an interest in an Insurance Policy, each Chargor shall promptly deliver to (or procure delivery of the same to) the relevant insurance provider in respect of each Insurance Policy sending a notice of charge in the form set out at Schedule 11 (*Counterparty's Notice of Charge and Acknowledgement of Insurance Policies*) duly executed by that Chargor, and within 20 Business Days following delivery of the notice use reasonable endeavours to ensure that the relevant insurance provider delivers an acknowledgement which shall promptly be delivered to the Security Trustee upon receipt.

12.2 **Insurance: undertakings**

Each relevant Chargor shall during the Security Period:

(a) within 20 Business Days of the date of this Deed and (if later) promptly following the date on which a Chargor enters into or obtains an interest in an Insurance Policy, cause each Insurance Policy (other than any Insurance Policy in respect of third party liability if the proceeds of a claim made thereunder would not be paid to a Chargor) relating to the Secured Property to contain (in form and substance reasonably satisfactory to the Security Trustee) an endorsement naming the Security Trustee as first loss payee in respect of all claims;

(b) ensure that each Insurance Policy is entered into on market standard terms and in accordance with good industry practice;

(c) pursue its rights under each of the Insurance Policies (but only to the extent that the exercise of such rights in the manner proposed would not result in a Potential Event of Default or an Event of Default under the Trust Deed) and take such steps (at its own cost) as the Security Trustee may require to enforce those rights (including initiating and pursuing legal proceedings in the name of that Chargor);

(d) promptly pay all premiums and other monies payable under all its Insurance Policies and promptly upon request, produce to the Security Trustee a copy of each Insurance Policy and evidence (reasonably acceptable to the Security Trustee) of the payment of such sums;

(e) following the Enforcement Date, hold all payments received by it under any Insurance Policy on trust for the Security Trustee;

(f) following the Enforcement Date, if required by the Security Trustee (but subject to the provisions of any lease of the Secured Property), deposit all Insurance Policies with the Security Trustee; and

(g) not knowingly do or omit to do or permit to be done or omitted anything which is reasonably likely to render any such Insurance Policy void, voidable or unenforceable.

12.3 **Insurance: default**

(a) If any Chargor defaults in complying with Clause 12.2 (*Insurance: undertakings*), the Security Trustee may (but shall not be obliged to) effect or renew any such insurance on such terms, in such name(s) and in such amount(s) as it reasonably considers appropriate, and all monies expended by the Security Trustee in doing so shall be reimbursed by that Chargor to the Security Trustee on demand.

(b) On or after the Enforcement Date, each relevant Chargor shall hold all monies received under any Insurance Policies upon trust for the Security Trustee pending payment to the Security Trustee for application in accordance with Clause 23 (*Application of proceeds*) and each Chargor waives any right it may have to require that any such monies are applied in reinstatement of any part of the insured assets.

13. **RELEVANT LICENCE INTERESTS**

Each Chargor must promptly serve a notice of charge (with a copy to the Security Trustee) to the OGA (as required pursuant to the terms of the Open Permission (Creation of Security Rights over Licences) granted by the Secretary of State on 6 February 2012) in relation to the Relevant Licence Interests to which it is party.

14. **THE SECURITY TRUSTEE**

14.1 **The Security Trustee**

(a) The powers conferred upon the Security Trustee by the Transaction Documents shall be in addition to any powers which may from time to time be vested in trustees by the general law.

(b) If there is any conflict between the provisions of this Deed and any other Transaction Document with regard to instructions to or the matters affecting the Security Trustee, this Deed will prevail.

14.2 **Trust**

(a) The Security Trustee shall hold the benefit of the Transaction Documents in its capacity as Security Trustee on trust for the Secured Creditors. Save as expressly specified in any Transaction Document, the Security Trustee:

(i) shall not be liable to any party for any breach by any other party of any Transaction Document;

(ii) shall have only those duties which are expressly specified in the Transaction Documents;

(iii) will apply all payments and other benefits received by it under the Transaction Documents in accordance with the terms of this Deed; and

(iv)   shall exercise its rights, powers and duties under the Transaction Documents and/or this Deed for the benefit of the Secured Creditors.

(b)   Section 1 of the Trustee Act 2000 shall not apply to any function of the Security Trustee under or in connection with the Transaction Documents; *provided that* nothing in this Deed shall exempt the Security Trustee from any liability for gross negligence or wilful default or fraud (as determined by a court of competent jurisdiction in a final non-appealable decision). In performing its duties, obligations and responsibilities, the Security Trustee shall be considered to be acting only in a mechanical and administrative capacity or as expressly provided in this Deed, the other Transaction Security Documents and the other Transaction Documents. Where there are any inconsistencies between the Trustee Acts and the provisions of this Deed, the provisions of this Deed shall, to the extent allowed by law, prevail and, in the case of any such inconsistency with the Trustee Act 2000 the provisions of this Deed shall constitute a restriction or exclusion for the purposes of that Act.

(c)   Save as set out in paragraph (a) above, the Security Trustee's duties under the Transaction Documents are of a mechanical and administrative nature. Nothing in the Transaction Documents shall constitute a partnership between any Party and the Security Trustee.

(d)   The perpetuity period for the security trust established in relation to the Transaction Documents shall be one hundred and twenty five years from the date of this Deed.

(e)   By way of supplement to the Trustee Act 2000 it is expressly declared as follows:

(i)   the Security Trustee may in relation to this Deed or any of the other Transaction Documents rely or act on the opinion or advice of, or a certificate or any information obtained from, any lawyer, banker, valuer, surveyor, securities company, broker, auctioneer, accountant or other expert in the United Kingdom or elsewhere, whether obtained by the Security Trustee, any Receiver or any other party and shall not be responsible for any Losses occasioned by so acting or relying (notwithstanding that such opinion, advice, certificate or information may contain a cap or other limitation (monetary or otherwise) on the liability of any person or limits the scope and/or basis of such advice, report, opinion or information);

(ii)   any such opinion, advice, certificate or information may be sent or obtained by letter, facsimile reproduction, electronic mail or in any other form and the Security Trustee shall not be liable for acting in good faith on any opinion, advice, certificate or information purporting to be so conveyed although the same shall contain some error or shall not be authentic;

(iii)   the Security Trustee (i) shall (save as expressly otherwise provided in this Deed or any of the other Transaction Documents) as regards all rights, powers, authorities and

discretions vested in it by this Deed or any of the other Transaction Documents, or by operation of law, have absolute and uncontrolled discretion as to the exercise or non-exercise thereof and (ii) may at its discretion and without notice, take such proceedings and/or other steps as it may think fit against any Chargor or any other person or party to any of the Transaction Documents to enforce the provisions of the Bonds and any of its rights under this Deed or any other Transaction Document in such manner as it thinks fit;

(iv)   the Security Trustee shall be at liberty to place this Deed and all deeds and other documents relating to this Deed with any bank or banking company, or lawyer or firm of lawyers believed by it to be of good repute, and the Security Trustee shall not be responsible for or be required to insure against any loss incurred in connection with any such deposit and the Company shall pay all sums required to be paid on account of or in respect of any such deposit;

(v)   the Security Trustee may, in the conduct of its trust business, instead of acting personally, employ and pay an agent to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Security Trustee (including the receipt and payment of money). Subject to Clause 15.2 (*Delegation*), the Security Trustee (except where such agent is an affiliate or associated company of, the Security Trustee) shall not be responsible for any misconduct, omission or default on the part of any person appointed by it in good faith hereunder or be bound to supervise the proceedings or acts of any such persons;

(vi)   any consent or approval given by the Security Trustee for the purposes of this Deed or any of the other Transaction Documents may be given on such terms and subject to such conditions (if any) as the Security Trustee thinks fit and, notwithstanding anything to the contrary contained in this Deed or any of the other Transaction Documents, may be given retrospectively;

(vii)   the Security Trustee may call and shall be entitled to rely upon a certificate, believed by it to be genuine, signed by a director and an authorised signatory of any Chargor or any other person in respect of every matter and circumstance for which a certificate is expressly provided for under this Deed or the other Transaction Documents and to call for and rely upon a certificate of any Chargor or any other person reasonably believed by it to be genuine as to any other fact or matter prima facie within the knowledge of such Chargor or such person as sufficient evidence thereof and the Security Trustee shall not be bound in any such case to call for further evidence or be responsible for Losses or inconvenience that may be caused by it failing to do so;

(viii)   the Security Trustee shall not be responsible for acting upon any resolution in writing or resolution purporting to have been passed at any meeting of the Bondholders in respect whereof minutes have been made and purporting to have been signed by the chairman thereof, even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or that for any reason the resolution was not valid or binding upon the Bondholders;

(ix)   the Security Trustee may call for any certificate or other document to be issued by Euroclear or Clearstream, Luxembourg as to the Outstanding Redemption Amount of Bonds standing to the account of any person. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear's EUCLID or Clearstream, Luxembourg's CreationOnline system or any successor system) in accordance with its usual procedures and in which the holder of a particular Outstanding Redemption Amount of Bonds is clearly identified together with the amount of such holding. The Security Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by Euroclear or Clearstream, Luxembourg and subsequently found to be forged or not authentic;

(x)   the Security Trustee shall have no responsibility for the maintenance of or failure to maintain any rating of the Bonds by the rating agencies or any other person;

(xi)   the Security Trustee shall not be liable for any error of judgment made in good faith by any officer or employee of the Security Trustee assigned by the Security Trustee to administer its corporate trust matters;

(xii)   no provision of this Deed or any other Transaction Document shall require the Security Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers or otherwise in connection with this Deed or any other Transaction Document (including forming any opinion or employing any legal, financial or other adviser), if it shall believe that repayment of such funds or adequate indemnity against such risk or liability is not assured to it;

(xiii)   notwithstanding anything else contained in this Deed or the other Transaction Documents, the Security Trustee may refrain from doing anything which would or might in its opinion be contrary to any law of any jurisdiction or any directive or regulation of any agency of any state or which would or might otherwise render it liable to any person and may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation;

(xiv)   the Security Trustee shall not (unless and to the extent ordered to do so by a court of competent jurisdiction) be required to disclose to any Secured Creditor any information made available to the Security Trustee by any Chargor in connection with the trusts of this Deed or the other Transaction Documents and no Secured Creditor shall be entitled to take any action to obtain from the Security Trustee any such information;

(xv)   the Security Trustee may appoint and pay any person to act as a custodian or nominee on any terms in relation to such assets of the trust as the Security Trustee may determine, including for the purpose of depositing with a custodian this Deed or any documents relating to the trusts created hereunder. The Security Trustee shall not be responsible for any misconduct, omission or default on the part of any person appointed by it in good faith hereunder or be bound to supervise the proceedings or acts of any such persons;

(xvi)   unless notified to the contrary, the Security Trustee shall be entitled to assume without enquiry that no Bonds are held by, for the benefit of, or on behalf of any Chargor;

(xvii) the Security Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any Bond purporting to be such and subsequently found to be forged or not authentic;

(xviii) the Security Trustee shall not be responsible for any Losses or inconvenience occasioned to the Security constituted by this Deed however caused, whether by an act or omission of any Chargor or any other party to the Transaction Documents or any other person (including any bank, broker, depositary, or other intermediary or any clearing system or operator thereof) acting in accordance with or contrary to the provisions of any Transaction Documents or otherwise and irrespective of whether the Security is held by or to the order of any such persons;

(xix)   the Security Trustee shall not be under any obligation to insure any of the Security or any deeds or documents of title or other evidence in respect of the Security or to require any other person to maintain any such insurance or monitor the adequacy of any such insurance and shall not be responsible for any Losses or inconvenience which may be suffered by any person as a result of the lack of or inadequacy of any such insurance;

(xx)   the Security Trustee will not be liable for any decline in value nor any loss realised upon any sale or other disposition pursuant to this Deed of, any of the Secured Property. In particular and without limitation, the Security Trustee shall not be liable for any such decline or Losses directly or indirectly arising from its acting or failing to act as a consequence of an opinion reached by it in good faith based on advice received by it in accordance with this Deed and the Conditions;

(xxi) the Security Trustee shall have no responsibility whatsoever to any Chargor or any of the Secured Creditors as regards any deficiency which might arise because the Security Trustee is subject to any Tax in respect of all or any of the Secured Property, the income therefrom or the proceeds thereof;

(xxii) it is a term of the trust created in this Deed, that, except where expressly provided otherwise in the Transaction Documents, any information provided to the Security Trustee under the terms of the Transaction Documents is for information purposes only and the Security Trustee will not and is not expected to routinely review or monitor such information;

(xxiii) any liability of the Security Trustee arising under the Transaction Documents shall be limited to the amount of actual loss suffered (such loss shall be determined as at the date of default of the Security Trustee or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Trustee at the time of entering into the Transaction Documents, or at the time of accepting any relevant instructions, which increase the amount of the loss. In no event shall the Security Trustee be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive or consequential damages, whether or not the Security Trustee has been advised of the possibility of such loss or damages and regardless of whether the claim for damages is made in negligence, for breach of contract or otherwise;

(xxiv) any reference in any Transaction Document to the Security Trustee taking any action, granting any consent or waiver, refraining from acting or any other analogous term is a reference to the Security Trustee acting on the instructions of the Trustee, itself acting on the instructions of the Bondholders in accordance with the Trust Deed; and

(xxv) in no event shall the Security Trustee be liable for any Losses arising to any party solely as a result of the Security Trustee receiving or transmitting any data from or to any party via a non-secure method of transmission or communication, such as facsimile or email.

14.3 **Instructions**

(a) Unless a contrary indication appears in the Transaction Documents, the Security Trustee shall (a) exercise any right, power, authority or discretion vested in it as Security Trustee in accordance with any instructions given to it by the Trustee (itself acting on the instructions of the Bondholders in accordance with the terms of the Trust Deed) (or, if so instructed by the Trustee (acting on the instructions of the Bondholders in accordance with the terms of the Trust Deed), refrain from exercising any right, power, authority or discretion vested in it as Security Trustee), and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Trustee (acting on the instructions of Bondholders in accordance with the terms of the Trust Deed).

(b)   Unless a contrary indication appears in the Transaction Documents, any instructions given by the Trustee (acting on the instructions of Bondholders in accordance with the terms of the Trust Deed) shall be binding on all Bondholders.

(c)   In the absence of instructions from the Trustee (acting on the instructions of the Bondholders in accordance with the terms of the Trust Deed), the Security Trustee may act (or refrain from taking action) as it considers to be in the best interests of the Secured Creditors.

(d)   Notwithstanding any other provision of this Deed or the other Transaction Documents, the Security Trustee may refrain from taking any action unless and until it has received indemnification and/or security and/or pre-funding to its satisfaction in respect of all Losses to which it may thereby render itself liable or which it may incur by so acting.

14.4   **Representations and Warranties**

The Security Trustee shall not be responsible for any recitals or statements or warranties or representations of any party (other than the Security Trustee) contained herein or in any other Transaction Document or any other document entered into in connection therewith and may assume the accuracy and correctness thereof and shall not be responsible for the execution, legality, effectiveness, adequacy, genuineness, validity or enforceability or admissibility in evidence of any such agreement or other document or any trust or security thereby constituted or evidenced. The Security Trustee may accept without enquiry, requisition or objection such title as they may have to the Secured Property or any part thereof from time to time and shall not be required to investigate or make any enquiry into the title of any Chargor to the Secured Property or any part thereof from time to time whether or not any default or failure is or was known to the Security Trustee or might be, or might have been, discovered upon examination, inquiry or investigation and whether or not capable of remedy.

14.5   **Perfection**

The Security Trustee shall not be bound to give notice to any person of the execution of this Deed nor shall it be liable for any failure, omission or defect in registering or perfecting the Security intended to be constituted hereby including, without prejudice to the generality of the foregoing:

(a)   failure to obtain any licence, consent or other authority for the execution of the same (other than by the Security Trustee);

(b)   failure to register the same in accordance with the provisions of any of the documents of title of the Chargors to any of the Secured Property; and

(c)   failure to effect or procure registration of or otherwise protect any of the Transaction Documents by registering the same under any registration laws in any territory, or by registering any notice, caution or other entry prescribed by or pursuant to the provisions of the said laws.

14.6 **Enforceability**

The Security Trustee shall not be responsible for the genuineness, validity or effectiveness of any of the Transaction Documents or any other documents entered into in connection therewith or any other document or any obligations or rights created or purported to be created thereby or pursuant thereto or any Security or the priority thereof constituted or purported to be constituted by or pursuant to this Deed or any of the Transaction Documents, nor shall it be responsible or liable to any person because of any invalidity of any provision of such documents or the unenforceability thereof, whether arising from statute, law or decision of any court and (without prejudice to the generality of the foregoing) the Security Trustee shall not have any responsibility for or have any duty to make any investigation in respect of or in any way be liable whatsoever for:

(a) the nature, status, creditworthiness or solvency of any Chargor;

(b) the title, ownership, value, sufficiency, enforceability, unsuitability, inadequacy, unfitness or existence of any Secured Property or any security (howsoever described) relating thereto as security for the Secured Obligations;

(c) the execution, legality, validity, adequacy, admissibility in evidence or enforceability of this Deed or any other Transaction Document comprised within the Secured Property or any other document entered into in connection therewith;

(d) the registration, recording, filing, protection or perfection of any security relating to this Deed or the other Transaction Documents relating to the Secured Property or the priority of the security thereby created whether in respect of any initial advance or any subsequent advance or any other sums or liabilities;

(e) the scope or accuracy of any representations, warranties or statements made by or on behalf of any Chargor or any other person or entity who has at any time provided any Transaction Document comprised within the Secured Property or in any document entered into in connection therewith;

(f) the performance or observance by any Chargor or any other person with any provisions of this Deed or any other Transaction Document comprised within the Secured Property or in any document entered into in connection therewith or the fulfilment or satisfaction of any conditions contained therein or relating thereto or as to the existence or occurrence at any time of any default, event of default or similar event contained therein or any waiver or consent which has at any time been granted in relation to any of the foregoing;

(g) the existence, accuracy or sufficiency of any legal or other opinions, searches, reports, certificates, valuations or investigations delivered or obtained or required to be delivered or obtained at any time in connection with the Secured Property;

(h)   the title of any Chargor to any of the Secured Property;

(i)   the failure to effect or procure registration of or to give notice to any person in relation to or otherwise protect the security created or purported to be created by or pursuant to this Deed or other documents entered into in connection therewith;

(j)   the failure to call for delivery of documents of title to or require any transfers, assignments, legal mortgages, charges or other further assurances in relation to any of the assets the subject matter of any of this Deed or any other document; or

(k)   any other matter or thing relating to or in any way connected with this Deed or the Secured Property or any document entered into in connection therewith whether or not similar to the foregoing.

14.7   **No Supervision**

Subject to the provisions allowing the Security Trustee to appoint agents and delegates, the Security Trustee shall be under no obligation to monitor or supervise the respective functions of any Account Bank or of any other person under or pursuant to any of the other Transaction Documents. In the absence of actual knowledge of a breach of obligation, the Security Trustee shall be entitled to assume that each such person is properly performing and complying with its obligations.

14.8   **No Liability**

The Security Trustee shall not be liable to any person for any matter or thing done or omitted in any way in connection with or in relation to this Deed, the Bonds or the other Transaction Documents save in relation to its own gross negligence, wilful default or fraud.

14.9   **Conclusive and Binding Determinations**

The Security Trustee as between itself and the Secured Creditors shall have full power to determine all questions and doubts arising in relation to any of the provisions of this Deed and the other Transaction Documents and every such determination, whether made upon a question actually raised or implied in the acts or proceedings of the Security Trustee, shall be conclusive and shall bind the Security Trustee and the Secured Creditors.

14.10   **Insurance Policies**

For the avoidance of doubt, in no circumstances (including where the Security Trustee is named on Insurance Policies as loss payee) shall the Security Trustee:

(i)   have any responsibility or be liable to any person for any Losses arising as a result of any failure in notifying the insurers of any facts relating to the risk assumed by such insurers; and

(ii)   be liable for any premium under or in respect of any Insurance Policies.

14.11 Relevant Licence Interests

For the avoidance of doubt, the Security Trustee shall not in any circumstances be required to accept the transfer or assignment of, or to take possession or hold any Relevant Licence Interest in the name of the Security Trustee or to otherwise become the named licensee or operator of any Relevant Licence Interest.

15. SUPPLEMENTAL PROVISIONS REGARDING THE SECURITY TRUSTEE

15.1 Assumption of No Default

Except as otherwise expressly provided in this Deed, the Security Trustee shall be and is hereby authorised to assume without enquiry, and it is hereby declared to be the intention of the Security Trustee that it shall assume without enquiry, that the Chargors are each duly performing and observing all the covenants, undertakings and provisions contained in this Deed, the other Transaction Documents and the Relevant Contracts to be performed and observed on their parts and that no event has occurred which constitutes an Event of Default or which would cause a right or remedy to become exercisable, whether by any Chargor or the Security Trustee, under or in respect of any of the Transaction Documents.

15.2 Delegation

The Security Trustee may, in the execution of all or any of the trusts, powers, authorities and discretions vested in it by this Deed or any of the other Transaction Documents, act by responsible officers or a responsible officer for the time being of the Security Trustee. The Security Trustee may also, whenever it thinks expedient in the interests of the Secured Creditors, whether by power of attorney or otherwise, delegate to any person or persons all or any of the trusts, rights, powers, duties, authorities and discretions vested in it by this Deed or any of the other Transaction Documents. Any such delegation may be made upon such terms and conditions and subject to such regulations (including power to sub delegate) as the Security Trustee may think fit in the interests of the Secured Creditors or any of them and, provided that the Security Trustee shall have exercised reasonable care in the selection of such delegate and, where a power to sub delegate has been given, to request that the delegate exercise reasonable care in the selection of any sub delegate, the Security Trustee shall not be bound to supervise the proceedings of, or be responsible for any Losses incurred as a result of misconduct, omission or default on the part of, such delegate or sub-delegate.

15.3 Commercial Transactions

The Security Trustee shall not, and no director, officer or employee of any corporation being a trustee hereof shall, by reason of the fiduciary position of the Security Trustee, be in any way precluded from making any contracts or entering into any transactions in the ordinary course of business with the Chargors or any other party to the Transaction Documents or from accepting the trusteeship of any stock, shares, debenture stock, debentures or securities of any such person. Without prejudice to the generality of the foregoing, it is expressly declared that such contracts and transactions include any contract or transaction in relation to the placing, underwriting, purchasing, subscribing for or dealing with or lending money upon or making payments in respect of any stock, shares, debenture stock, debentures or other securities of the Chargors or any other party to the Transaction Documents or any contract of banking or insurance with the Company or any other party to the Transaction Documents. Neither the Security Trustee nor any such director or officer of the Security Trustee shall be accountable to any of the Secured Creditors or the Chargors for any profit, fees, commissions, interest, discounts or share of brokerage earned, arising or resulting from any such contracts or transactions. The Security Trustee and any such director, officer or employee shall be at liberty to retain the same for its or his own benefit.

16. **REMUNERATION AND INDEMNIFICATION OF THE SECURITY TRUSTEE**

16.1 **Remuneration**

The Company shall (subject as hereinafter provided) pay to the Security Trustee annually a fee of such amount and payable on such dates as shall from time to time be agreed in a separate fee letter by the Company and the Security Trustee. All such remuneration shall be payable in accordance with the Condition 2.2(E). Such remuneration shall accrue from day to day from the date of this Deed and be payable up to and including the date when all of the Secured Obligations have been paid or discharged and the Security Trustee has released, reassigned and/or discharged the Secured Property as provided in Clause 27 (*Release of Security*).

16.2 **Additional Remuneration**

In the event of the occurrence of an Event of Default (which is continuing) or the Security Trustee considering it expedient in the interests of the Secured Parties or necessary or being requested by the Company to undertake any duties which the Security Trustee and the Company agree to be of an exceptional nature or otherwise outside the scope of the normal duties of the Security Trustee under this Deed or the other Transaction Documents, the Company shall pay to the Security Trustee at the Security Trustee's then applicable hourly rate such additional remuneration as shall be agreed between the Security Trustee and the Company at the relevant time.

16.3 **Disputes**

In the event of the Security Trustee and the Company failing to agree:

(a)   (in a case to which Clause 16.1 (*Remuneration*) applies) upon the amount of any remuneration; or

(b)   (in a case to which Clause 16.2 (*Additional Remuneration*) applies) upon whether such duties are of an exceptional nature or otherwise outside the scope of the normal duties of the Security Trustee under this Deed or the other Transaction Documents or upon the amount of such additional remuneration,

such matters shall be determined by an independent third party (acting as an expert and not as an arbitrator) selected by the Security Trustee and approved by the Company or, failing such approval, nominated (on the application of the Security Trustee) by the President for the time being of the Law Society of England and Wales, (the expenses being involved in such nomination and the fees of such independent third party being payable by the Company), and the determination of any such independent third party shall be final and binding on the Company and the Security Trustee.

16.4 **Expenses**

The Company shall also pay or discharge all Losses, including legal fees, which the Security Trustee or the Receiver of the Chargors may properly incur in relation to the negotiation, preparation and execution of, the exercise or attempted exercise of its powers and the performance of its duties under, and in any other manner in relation to, this Deed, the Security and any of the other Transaction Documents to which the Security Trustee is a party including but not limited to travelling and legal expenses and any stamp, issue, registration, documentary and other similar taxes or duties paid or payable by the Security Trustee or the Receiver of the Chargors in connection with any action taken or contemplated by or on behalf of the Security Trustee for enforcing, or resolving any doubt concerning, or for any other purpose in relation to, this Deed, the Security or any of the other Transaction Documents (including, in each case, any amounts representing VAT in respect thereof).

16.5 **Indemnity**

(a) Without prejudice to the right of indemnity by law given to trustees, the Chargors shall indemnify on demand the Security Trustee and the Receiver of the Chargors, on an after tax basis, in respect of all Losses whether in contract, tort or otherwise now or hereafter to which it (or any appointee) may be or become liable or which may be properly incurred by it (or any such person as aforesaid) in the execution or purported execution of any of its trusts, duties, rights, powers, authorities and discretions hereunder or its functions under any such appointment or in respect of any other matter or thing done or omitted in any way relating to this Deed and any of the other Transaction Documents, or any such appointment (including, in each case, any amounts representing VAT in respect thereof but, for the avoidance of doubt, excluding tax on income, profits or gains) and the Security Trustee (and any appointee) and the Receiver of the Chargors shall be entitled to be indemnified out of the Secured Property in respect thereof save where the same arises directly as the result of the fraud, gross negligence, or wilful default of the Security Trustee (or the Receiver, as applicable). After the Enforcement Date, the Security Trustee may retain any part of any monies in its hands arising from the trusts under this Deed or the other Transaction Documents necessary to effect any indemnity and also to meet the remuneration of the Security Trustee hereinbefore provided and the Security Trustee shall have a lien on the Secured Property for all monies payable to it under or in connection with this Deed or the other Transaction Documents or howsoever otherwise. The Security Trustee shall not be entitled to be paid twice in respect of the same matter pursuant to this Clause 16.5.

(b) The indemnity contained within this Clause 16.5 shall survive the discharge and release of the whole or any part of the Secured Property from the Security created by or pursuant to this Deed and the replacement or removal of the Security Trustee.

16.6   **Interest**

All sums payable by the Company under Clauses 16.3 (*Disputes*), 16.4 (*Expenses*) and 16.5 (*Indemnity*) shall be payable on the Interest Payment Date following a demand by the Security Trustee and:

(a)   in the case of payments actually made by the Security Trustee prior to the demand, shall (if not paid within fourteen days of such demand) carry interest from the date on which the demand is made at the rate equal to the Security Trustee's cost of funding on the date on which such payments were made by the Security Trustee; and

(b)   in all other cases, shall carry interest at such rate from the date 30 days after the date of the same being demanded or (where the demand properly specifies that payment is to be made on an earlier date) from such earlier date.

Any amounts payable pursuant to Clauses 16.1 (*Remuneration*) and 16.2 (*Additional Remuneration*) shall carry interest at the aforesaid rate from the due date thereof to the date of actual payment.

16.7   **Stamp Duties**

Each Chargor shall, to the extent not prohibited by English law, pay all stamp duties and other similar duties or taxes (including interest and penalties thereon), including any tax levied under the Stamp Act 1891 as amended and supplemented, (if any) payable on or arising out of or in consequence of:

(a)   the creation of the Security constituted by or pursuant to this Deed; and

(b)   the execution and delivery of this Deed and enforcement of its provisions or the Security and documents executed pursuant hereto and the other Transaction Documents.

16.8   **Survival**

Unless otherwise specifically stated in any discharge of this Deed, the provisions of this Clause 16 shall continue in full force and effect notwithstanding such discharge and whether or not the Security Trustee is then the Security Trustee or notwithstanding the termination or expiry of this Deed.

17.   **APPOINTMENT OF NEW SECURITY TRUSTEE AND REMOVAL OF SECURITY TRUSTEE**

17.1   **Power of the Company**

The power of appointing a new security trustee shall be vested in the Company, provided that such appointment must be approved by an Extraordinary Resolution of the Bondholders and in writing by each Secured Creditor (such approval not to be unreasonably withheld or delayed). A trust corporation may be appointed sole security trustee hereof. Any appointment of a new security trustee and any retirement or removal of an existing Security Trustee hereof shall as soon as practicable thereafter be notified by the Company to the Secured Creditors.

17.2 **Power of Security Trustee**

Notwithstanding the provisions of Clause 17.1 (*Power of the Company*), the Security Trustee may (as attorney for each of the Chargors) upon giving prior notice to the Company but without the consent of the Chargors appoint any person established or resident in any jurisdiction (whether a trust corporation or not) to act either as a separate security trustee or as a co-trustee jointly with the Security Trustee:

(a)   if the Security Trustee considers such appointment to be in the interests of the Secured Creditors (or any of them);

(b)   for the purposes of conforming to any legal requirement, restrictions or conditions in any jurisdiction in which any particular act or acts are to be performed or any Secured Property is or is to be located;

(c)   for the purposes of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction of either a judgment already obtained or any of the provisions of this Deed or any of the other Transaction Documents to which the Security Trustee is a party or obligations arising pursuant thereto or any of the security constituted by or pursuant to this Deed; or

(d)   the Security Trustee in its absolute discretion determines that such appointment is necessary or desirable to avoid any potential conflicts of interests.

Each of the Chargors hereby irrevocably appoint the Security Trustee to be its attorney in its name and on its behalf to execute any such instrument of appointment. Such a person shall (subject always to the provisions of this Deed or any of the other Transaction Documents to which the Security Trustee is a party) have such trusts, powers, authorities and discretions (not exceeding those conferred on the Security Trustee by this Deed or any of the other Transaction Documents to which the Security Trustee is a party) and such duties and obligations as shall be conferred or imposed on it by the instrument of appointment. The Security Trustee shall have power in like manner to remove any such person. Such proper remuneration as the Security Trustee may pay to any such person, together with any attributable costs, charges and expenses incurred by it in performing its function as such separate trustee or co trustee, shall for the purposes of this Deed be treated as costs, charges and expenses incurred by the Security Trustee.

17.3 **Multiple Trustees**

Whenever there shall be more than two security trustees hereof, the majority of such security trustees shall (provided such majority includes a trust corporation) be competent to execute and exercise all the trusts, powers, authorities and discretions vested by this Deed and any of the other Transaction Documents in the Security Trustee generally.

18. **RETIREMENT OF SECURITY TRUSTEE**

The Security Trustee or any security trustee for the time being of this Deed may retire at any time upon giving not less than 3 months prior notice in writing to the Company without assigning any reason therefor and without being responsible for any costs resulting from such retirement. The Bondholders may, by Extraordinary Resolution, remove all trustee or trustees (but not some only) for the time being of this Deed and the Trust Deed. The retirement or removal of any security trustee shall not become effective unless there remains at least one security trustee hereof being a trust corporation in office upon such retirement or removal. The Company covenants that, in the event of a security trustee (being a sole security trustee or the only trust corporation) giving notice under this Clause 18 or being removed as referred to in Clause 17.1 (*Power of Company*), it shall use its best endeavours to procure a new security trustee of this Deed (being a trust corporation) to be appointed as soon as reasonably practicable thereafter. If the Company has not appointed a new security trustee prior to the expiry of the notice period given by the Security Trustee, the Security Trustee shall be entitled to nominate a replacement, being a trust corporation provided such appointment will not take effect unless approved by Extraordinary Resolution of the Bondholders.

19. ENFORCEMENT OF SECURITY

19.1 Enforcement

At any time on or after the Enforcement Date, the Security created by or pursuant to this Deed shall be immediately enforceable and the Security Trustee may, in its absolute discretion, and shall if so instructed in accordance with Clause 14.3 (*Instructions*) and subject to the Security Trustee having been indemnified and/or secured and/or prefunded to its satisfaction against all Losses to which it may thereby render itself liable or which it may incur by so doing, in each case without notice to any Chargor or prior authorisation from any court:

(a) enforce all or any part of the Security or Guarantees created by or pursuant to this Deed (at the times, in the manner and on the terms it thinks fit) and take possession of and hold or dispose of all or any part of the Secured Property; or

(b) whether or not it has appointed a Receiver, exercise all or any of the powers, authorities and discretions conferred by the Law of Property Act 1925 (as varied or extended by this Deed) on mortgagees and by this Deed on any Receiver or otherwise conferred by law on mortgagees or receivers.

19.2 No liability as mortgagee in possession

Neither the Security Trustee nor any Receiver by reason of it entering into possession of the Secured Property or any part thereof shall be liable to account as a mortgagee in possession in respect of all or any part of the Secured Property or be liable for any Losses upon realisation or for any neglect, default or omission in connection with the Secured Property to which a mortgagee or mortgagee in possession might otherwise be liable. If and whenever the Security Trustee or the Receiver enters into possession of the Secured Property, it shall be entitled at any time to go out of such possession.

19.3 Right of appropriation

At any time on or after the Enforcement Date, to the extent that any of the Secured Property constitutes "financial collateral" and this Deed constitutes a "security financial collateral arrangement" (in each case as defined in, and for the purposes of, the Financial Collateral Arrangements (No. 2) Regulations 2003 (SI 2003 No. 3226) (the "**Regulations**") the Security Trustee shall have the right to appropriate all or any part of such financial collateral in or towards discharge of the Secured Obligations. The value of such financial collateral so appropriated shall be (a) in the case of cash, the amount standing to the credit of each of the Fixed Charge Account (and the Floating Charge Accounts), together with any accrued but unposted interest, at the time the right of appropriation is exercised; and (b) in the case of Shares, the market price of such Shares determined by the Security Trustee by reference such method or source of valuation as the Security Trustee (acting reasonably) may select, including independent valuation. In each case, the method of valuation is a commercially reasonable method of valuation for the purposes of the Regulations. Any such Secured Property which constitutes financial collateral is delivered, transferred, held, registered or otherwise designated so as to be in the possession or under the control of the Security Trustee or a person acting on its behalf.

19.4 Conversion

All monies received or held by the Security Trustee or any Receiver under this Deed may be converted into any other currency which the Security Trustee considers necessary to cover the obligations and liabilities comprised in the Secured Obligations in that other currency at the Security Trustee's spot rate of exchange then prevailing for purchasing that other currency with the existing currency.

20. EXTENSION AND VARIATION OF THE LAW OF PROPERTY ACT 1925

20.1 Extension of powers

The power of sale or other disposal conferred on the Security Trustee and on any Receiver by this Deed shall operate as a variation and extension of the statutory power of sale under Section 101 of the Law of Property Act 1925 and such power shall arise (and the Secured Obligations shall be deemed due and payable for that purpose) on execution of this Deed.

20.2 Restrictions

The restrictions contained in Sections 93 and 103 of the Law of Property Act 1925 shall not apply to this Deed or to the exercise by the Security Trustee of its right to consolidate all or any of the security created by or pursuant to this Deed with any other security in existence at any time or to its power of sale, which powers may be exercised by the Security Trustee without notice to any Chargor on or at any time after the Enforcement Date.

20.3 Power of leasing

The statutory powers of leasing may be exercised by the Security Trustee at any time on or after the Enforcement Date and the Security Trustee and any Receiver may make any lease or agreement for lease, accept surrenders of leases and grant options on such terms as it shall think fit, without the need to comply with any restrictions imposed by Sections 99 and 100 of the Law of Property Act 1925.

21. **APPOINTMENT OF RECEIVER OR ADMINISTRATOR**

21.1 **Appointment and removal**

(a) Upon the security created by or pursuant to this Deed becoming enforceable in accordance with Clause 19.1 (*Enforcement*) the Security Trustee may (subject to being indemnified and/or secured and/or prefunded to its satisfaction), at its absolute discretion, by deed or otherwise immediately or at any time thereafter without prior notice to any Chargor:

    (i) appoint one or more persons to be a Receiver of the whole or any part of the Secured Property of a Chargor;

    (ii) appoint two or more Receivers of separate parts of the Secured Property of any Chargor;

    (iii) remove (so far as it is lawfully able) any Receiver so appointed;

    (iv) appoint another person(s) as an additional or replacement Receiver(s); or

    (v) appoint one or more persons to be an Administrator of any Chargor.

21.2 **Capacity of Receivers**

Each person appointed to be a Receiver pursuant to Clause 21.1 *(Appointment and removal)* shall be:

(a) entitled to act individually or together with any other person appointed or substituted as Receiver;

(b) for all purposes deemed to be the agent of the Chargor in respect of which he was appointed and which shall be solely responsible for his acts, defaults and liabilities and for the payment of his remuneration and no Receiver shall at any time act as agent for the Security Trustee; and

(c) entitled to remuneration for his services at a rate to be fixed by the Security Trustee from time to time (without being limited to the maximum rate specified by the Law of Property Act 1925).

21.3 **Statutory Powers of Appointment**

The powers of appointment of a Receiver shall be in addition to all statutory and other powers of appointment of the Security Trustee under the Law of Property Act 1925 (as extended by this Deed) or otherwise and such powers shall remain exercisable from time to time by the Security Trustee in respect of any part of the Secured Property.

22. **POWERS OF RECEIVER**

Every Receiver shall (subject to any restrictions in the instrument appointing him but notwithstanding any winding-up or dissolution of the Chargor in respect of which he was appointed) have and be entitled to exercise, in relation to the Secured Property of that Chargor (and any assets of that Chargor which, when got in, would be Secured Property) in respect of which he was appointed, and as varied and extended by the provisions of this Deed (in the name of or on behalf of that Chargor or in his own name and, in each case, at the cost of that Chargor):

(a)   all the powers conferred by the Law of Property Act 1925 on mortgagors and on mortgagees in possession and on receivers appointed under that Act;

(b)   all the powers of an administrative receiver set out in Schedule 1 to the Insolvency Act 1986 (whether or not the Receiver is an administrative receiver);

(c)   all the powers and rights of an absolute owner and power to do or omit to do anything which that Chargor itself could do or omit to do; and

(d)   the power to do all things (including bringing or defending proceedings in the name or on behalf of that Chargor in respect of which he was appointed) which seem to the Receiver to be incidental or conducive to (i) any of the functions, powers, authorities or discretions conferred on or vested in him or (ii) the exercise of the Collateral Rights (including realisation of all or any part of the Secured Property) or (iii) bringing to his hands any assets of that Chargor forming part of, or which when got in would be, the Secured Property.

23.   **APPLICATION OF PROCEEDS**

All amounts received or recovered by the Security Trustee or any Receiver pursuant to this Deed or the powers conferred by it shall (subject to the claims of any person having prior rights thereto and by way of variation of the provisions of the Law of Property Act 1925) be held on trust for and on behalf of the Trustee and the Trustee shall apply them in accordance with Condition 2.2(E) and as set forth below:

(a)   firstly, in payment or satisfaction of the fees, costs, charges, expenses and liabilities incurred by the Trustee, the Security Trustee, or any Receiver or Appointee of the Trustee and/or appointee of the Security Trustee in preparing and performing the trusts constituted by, and in carrying out or exercising their respective rights, powers, duties, discretions and authorities in accordance with the Trust Deed, this Deed and/or the other Transaction Documents (including, in respect of the Security Trustee, holding and enforcing the Transaction Security and including any taxes required to be paid in connection therewith, the costs of realising any of the Secured Property and the remuneration and expenses of the Security Trustee and any receiver or any appointee appointed by it or the Trustee including any Appointee));

(b)   secondly, in or towards payment or discharge or satisfaction, *pari passu* and pro rata of all amounts due and payable to (1) the Paying, Calculation and Transfer Agent and (2) the Registrar (including in each case any fees, costs, charges, expenses and liabilities then due and payable to them or any of them under the Paying, Calculation and Transfer Agency Agreement);

(c) thirdly, in or towards payment or discharge or satisfaction *pari passu* and pro rata of all amounts due and payable to the Bondholders in respect of the Bonds, the PIK Notes (if any) and pursuant to the Trust Deed and the other Transaction Documents; and

(d) fourthly, in payment of the balance (if any) to the Company and the other Chargors (as applicable).

24. PROTECTION OF PURCHASERS

24.1 Consideration

The receipt of the Security Trustee or any Receiver shall be conclusive discharge to a purchaser and, in making any sale or disposal of any of the Secured Property or making any acquisition, the Security Trustee or any Receiver may do so for such consideration, in such manner and on such terms as it thinks fit.

24.2 Protection of purchasers

No purchaser or other person dealing with the Security Trustee or any Receiver shall be bound to inquire whether the right of the Security Trustee or such Receiver to exercise any of its powers has arisen or become exercisable or be concerned with any propriety or regularity on the part of the Security Trustee or such Receiver in such dealings.

25. POWER OF ATTORNEY

25.1 Appointment and powers

On or after the Enforcement Date, or if a Chargor has failed to perform its obligations under Clause 4 (*Further Assurance*) for a period of five Business Days after receiving notice from the Security Trustee requiring it to do so, each Chargor by way of security irrevocably appoints the Security Trustee and any Receiver severally to be its attorney and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents and do all things which the attorney may consider to be required or desirable (acting reasonably) for:

(a) carrying out any obligation imposed on that Chargor by this Deed or any other agreement binding on that Chargor to which the Security Trustee is party (including the execution and delivery of any mortgages, deeds, charges, assignments or other security and any transfers of the Secured Property); and

(b) enabling the Security Trustee and any Receiver to exercise, or delegate the exercise of, any of the rights, powers and authorities conferred on them by or pursuant to this Deed or by law (including, from the Enforcement Date, the exercise of any right of a legal or beneficial owner of the Secured Property).

25.2 Ratification

Each Chargor shall ratify and confirm all things done and all documents executed by any attorney in the exercise or purported exercise of all or any of his powers.

26. EFFECTIVENESS OF SECURITY

26.1 Continuing security

(a) The Security created by or pursuant to this Deed shall remain in full force and effect as a continuing security for the Secured Obligations until the end of the Security Period.

(b) No part of the Security from time to time intended to be constituted by the Deed will be considered satisfied or discharged by any intermediate payment, discharge or satisfaction of the whole or any part of the Secured Obligations.

26.2 Cumulative rights

The Security created by or pursuant to this Deed and the Collateral Rights shall be cumulative, in addition to and independent of every other security which the Security Trustee or any Secured Creditor may at any time hold for the Secured Obligations or any other obligations or any rights, powers and remedies provided by law. No prior security held by the Security Trustee (whether in its capacity as trustee or otherwise) or any of the other Secured Creditors over the whole or any part of the Secured Property shall merge into the security created by or pursuant to this Deed.

26.3 No prejudice

The Security created by or pursuant to this Deed and the Collateral Rights shall not be prejudiced by any unenforceability or invalidity of any other agreement or document or by any time or indulgence granted to a Chargor or any other person, or the Security Trustee (whether in its capacity as trustee or otherwise) or any of the other Secured Creditors or by any variation of the terms of the trust upon which the Security Trustee holds the security or by any other thing which might otherwise prejudice that security or any Collateral Right.

26.4 Remedies and waivers

No failure on the part of the Security Trustee to exercise, or any delay on its part in exercising, any Collateral Right shall operate as a waiver of that Collateral Right, nor shall any single or partial exercise of any Collateral Right preclude any further or other exercise of that or any other Collateral Right.

26.5 No liability

None of the Security Trustee, its nominee(s) or any Receiver shall be liable by reason of (a) taking any action permitted by this Deed or (b) any neglect or default in connection with the Secured Property or (c) taking possession of or realising all or any part of the Secured Property, except in the case of gross negligence, fraud or wilful default upon its part.

26.6 Partial Invalidity

If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Deed nor of such provision under the laws of any other jurisdiction shall in any way be affected or impaired thereby and, if any part of the Security or Guarantees intended to be created by or pursuant to this Deed is invalid, unenforceable or ineffective for any reason, that shall not affect or impair any other part of the security.

26.7 **Waiver of Defences**

The obligations of each Chargor under this Deed and the Collateral Rights will not be affected by an act, omission, matter or thing which, but for this Clause 26.7, would reduce, release or prejudice any of its obligations under this Deed (without limitation and whether or not known to it or any Secured Creditor) including:

(a)   any time, waiver or consent granted to, or composition with, any Chargor or other person;

(b)   the release of any other Chargor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)   the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Chargor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)   any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Chargor or any other person;

(e)   any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Transaction Document or any other document or security including, without limitation, any change in the purpose of, any extension of the term of any liability or increase in amounts payable under any Transaction Document, under any Transaction Document or other document or security;

(f)   any unenforceability, illegality or invalidity of any obligation of any person under any Transaction Document or any other document or security; or

(g)   any insolvency or similar proceedings.

26.8 **Immediate recourse**

Each Chargor waives any right it may have of first requiring the Security Trustee to proceed against or enforce any other rights or security or claim payment from any person before claiming from it under this Deed. This waiver applies irrespective of any law or any provision of a Tansaction Document to the contrary.

26.9 **Deferral of Rights**

During the Security Period, each Chargor will not exercise any rights which it may have by reason of performance by it of its obligations under this Deed:

(a)   to be indemnified by any Chargor;

(b)   to claim any contribution from any Guarantor of any Chargor's obligations under this Deed;

(c)   to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Creditors under the Transaction Documents or of any other guarantee or security taken pursuant to, or in connection with, this Deed by any Secured Creditor;

(d)   to exercise any right of set-off against any Chargor; and/or

(e)   to claim or prove as a creditor of any Chargor in competition with any Secured Creditor.

If any Chargor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Secured Creditors by the Chargors (or any of them) under or in connection with the Transaction Documents to be repaid in full on trust for the Secured Creditors and shall promptly pay or transfer the same to the Security Trustee or as the Security Trustee may direct for application in accordance with Clause 23 (*Application of proceeds*).

27. **RELEASE OF SECURITY**

27.1 **Redemption of security**

After the end of the Security Period, or otherwise in accordance with the Trust Deed and the other Transaction Documents, the Security Trustee shall, at the request and cost of a Chargor, release and cancel the Security and Guarantees created by or pursuant to this Deed and, in each case, subject to Clause 27.2 (*Avoidance of payments*) and without recourse to, or any representation or warranty by, the Security Trustee or any of its nominees.

27.2 **Avoidance of payments**

If any amount paid or credited to any Secured Creditor is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws, the liability of each Chargor under this Deed and the Security and Guarantees created by or pursuant to this Deed shall continue and such amount shall not be considered to have been irrevocably paid.

28. **SET-OFF**

(a)   If an Event of Default has occurred, the Security Trustee may set off any matured obligation due from a Chargor under the Transaction Documents against any matured obligation owed by the Security Trustee (whether in its capacity as trustee or otherwise) to that Chargor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Security Trustee may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

(b)   The Chargors will pay all amounts payable under this Deed without any set-off, counterclaim or deduction whatsoever unless required by law, in which event the relevant Chargor will pay an additional amount to ensure that the recipient receives the amount which would have been payable had no deduction been required to have been made.

29.   SUBSEQUENT SECURITY INTERESTS

If the Security Trustee (acting in its capacity as trustee or otherwise) or any of the other Secured Creditors at any time receives or is deemed to have received notice of any subsequent security affecting all or any part of the Secured Property or any assignment or transfer of the Secured Property which is prohibited by the terms of this Deed or any other Transaction Document, all payments thereafter by or on behalf of a Chargor to the Security Trustee (whether in its capacity as trustee or otherwise) or any of the other Secured Creditors shall be treated as having been credited to a new account of that Chargor and not as having been applied in reduction of the Secured Obligations as at the time when the Security Trustee received such notice.

30.   ASSIGNMENT

(a)   The Security Trustee may assign and transfer all or any of its rights and obligations under this Deed to any persons who become a successor Security Trustee in accordance with the terms of the Trust Deed and the other Transaction Documents. The Security Trustee shall be entitled to disclose such information concerning the Chargors and this Deed as the Security Trustee considers appropriate to any actual or proposed direct or indirect successor or to any person to whom information may be required to be disclosed by any applicable law.

(b)   A Chargor may not assign or transfer all or any of its rights and obligations under this Deed.

31.   DISCRETION AND DELEGATION

31.1   Discretion

Any liberty or power which may be exercised or any determination which may be made under this Deed by the Security Trustee or any Receiver may, subject to the terms and conditions of the Trust Deed, be exercised or made in its absolute and unfettered discretion without any obligation to give reasons.

31.2   Delegation

Each of the Security Trustee and any Receiver shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Deed (including the power of attorney pursuant to Clause 25 (*Power of Attorney*)) on such terms and conditions as it shall see fit which delegation shall not preclude either the subsequent exercise, any subsequent delegation or any revocation of such power, authority or discretion by the Security Trustee or the Receiver itself.

31.3 Protection of third parties

No person (including a purchaser) dealing with the Security Trustee or a Receiver or its or his agents will be concerned to enquire:

(a) whether the Secured Obligations have become payable;

(b) whether any power which the Security Trustee or a Receiver is purporting to exercise has become exercisable or is being properly exercised;

(c) whether any money remains due under the Transaction Documents; or

(d) how any money paid to the Security Trustee or to that Receiver is to be applied.

31.4 Disclosure

The Security Trustee may disclose to any of its Affiliates and any other person:

(a) which is one of its professional advisers;

(b) which is a Secured Creditor or to (or through) whom a Secured Creditor assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Deed and/or any Transaction Document;

(c) which is a Receiver, prospective Receiver or Administrator;

(d) (together with professional advisers) who may have an interest in the benefits arising under this Deed;

(e) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

any information about the Chargors, the Transaction Documents or this Deed as the Security Trustee shall consider appropriate if, in relation to Clause 31.4(c), the person to whom the information is to be given has entered into a Confidentiality Undertaking.

32. NOTICES

32.1 Communications in writing

Any communication to be made under or in connection with this Deed shall be made in writing and, unless otherwise stated, may be made by fax, email or letter.

32.2 Addresses

The address, email address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of the Chargors and the Security Trustee for any communication or document to be made or delivered under or in connection with this Deed is that identified with its name below:

Company/Chargors

Address: Hurricane Energy plc
            Ground Floor
            The Wharf
            Abbey Mill Business Park
            Lower Eashing
            Godalming
            Surrey GU7 2QN

            Email: Daniel.Jankes@hurricaneenergy.com
            Attention: Daniel Jankes

Security Trustee
Address: U.S. Bank Trustees Limited
            Fifth Floor
            125 Old Broad Street
            London EC2N 1AR

Fax no.:   +44 (0)20 7365 2577
Email: cdrm@usbank.com
Attention: Relationship Management Group

or any substitute address, email address, fax number or department or officer as the Company may notify to the Security Trustee or, as the case may be, the Security Trustee may notify to the Company and the other Chargors, in each case by not less than five (5) Business Days' notice.

32.3   **Delivery**

(e)   Any communication or document made or delivered by one person to another under or in connection with this Deed will only be effective:

(i)   if by way of fax, when received in legible form; or

(ii)   if by way of email, when actually received (or made available) in readable form; or

(iii)   if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 32.2 (*Addresses*), if addressed to that department or officer.

(f)   Any communication or document to be made or delivered to the Security Trustee will be effective only when actually received by it and then only if it is expressly marked for the attention of the department or officer identified with the Security Trustee's name in Clause 32.2 (*Addresses*) (or any substitute department or officer as it shall specify for this purpose).

33.   **COUNTERPARTS**

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

34.   **GOVERNING LAW**

This Deed and any non-contractual obligations arising out of or in connection with it are governed by, and construed in accordance with, English law.

35.   **JURISDICTION**

35.1   **English Courts**

The courts of England have exclusive jurisdiction to settle any dispute arising out of, or connected with this Deed (including a dispute regarding the existence, validity or termination of this Deed or the consequences of its nullity or any disputes arising out of or in connection with any non-contractual obligations) (a "**Dispute**").

35.2   **Convenient Forum**

The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

35.3   **Exclusive Jurisdiction**

This Clause 35 (*Jurisdiction*) is for the benefit of the Security Trustee only. As a result and notwithstanding Clause 35.1 (*English Courts*), it does not prevent the Security Trustee from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law the Security Trustee may take concurrent proceedings in any number of jurisdictions.

THIS DEED has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it

SCHEDULE 1
SHARES

Name of Chargor	Description of Shares	Charged Company
Hurricane Energy plc	[●]	Hurricane Holdings Limited (10654801)
Hurricane Holdings Limited	[●]	Hurricane GLA Limited (10656211)
Hurricane Holdings Limited	[●]	Hurricane GWA Limited (10656130)

SCHEDULE 2
RELEVANT CONTRACTS

1. The Bareboat Charter
2. The POSA
3. The BP Sales Agreement

SCHEDULE 3
INSURANCE POLICIES

Policy Number	Insurer	Expiry Date
[●]	[●]	[●]
[●]	[●]	[●]
[●]	[●]	[●]

SCHEDULE 4
INTERCOMPANY RECEIVABLES

No.	Chargor / lender	Intercompany debtor	Details of Intercompany Receivable
1.	[●]	[●]	[●]

SCHEDULE 5
ACCOUNTS

Chargor	Account Bank	Description	Bank Account Details (Sort Code / Account Number)	Address of Account Bank
PART 1 – FIXED CHARGE ISSUER ACCOUNT				
[●]	[●]	[●]	[●]	[●]
PART 2 – FLOATING CHARGE ACCOUNTS				
[●]	[●]	[●]	[●]	[●]
PART 3 – GWA JV ACCOUNTS				
[●]	[●]	[●]	[●]	[●]

SCHEDULE 6
FORM OF NOTICE OF CHARGE OF FIXED CHARGE ACCOUNT

[On letterhead of Chargor]

[Date]

[Bank]
[Branch]

Attention: [   ]

Copy:

[*Security Trustee address details*]

Attention: [●]

Dear Sirs,

1   We hereby give you notice that by a deed of charge dated _____ 2021 (the "**Deed of Charge**"), we have charged to U.S Bank Trustees Limited, in its capacity as Security Trustee (the "**Security Trustee**") all our present and future, actual and contingent, rights, title, interest and benefit in and to the following account held with yourselves and all amounts standing to the credit of such account from time to time:

Account No. [●], sort code [●]

Account No. [●], sort code [●]

[*Repeat as necessary*]

(the "**Fixed Charge Account**").

2   Please acknowledge receipt of this letter by returning a copy of the attached letter on your letterhead with a receipted copy of this notice, to the Security Trustee at [ ].

Yours faithfully

....
for and on behalf of
[Chargor]

SCHEDULE 7
FORM OF ACKNOWLEDGEMENT OF NOTICE OF CHARGE OF FIXED CHARGE ACCOUNT

[On letterhead of Bank]

[Date]

U.S. Bank Trustees Limited (the "**Security Trustee**")
[*Security Trustee address details*]

Dear Sirs,

[●] (the "Chargor")

We refer to the notice dated [●] received from the Chargor with respect to the charge which it has granted to you over the Fixed Charge Account (the "**Notice**").

Terms not defined in this letter shall have the meanings given to them in the Notice.

We hereby acknowledge that the Chargor has charged to you all of its present and future, actual and contingent, rights, title, interest and benefit in and to the Fixed Charge Account and to all amounts standing to the credit of such Fixed Charge Account.

We hereby irrevocably undertake to you that until receipt by us of notice from you confirming that you no longer have any interest in the Fixed Charge Account we shall:

(a)   not exercise any right of combination, consolidation, merger or set-off which we may have in respect of, or otherwise exercise any other right which we may have to apply any monies from time to time standing or accruing to the credit of the Fixed Charge Account save for fees and charges payable to us for the operation of the Fixed Charge Account;

(b)   not permit or effect any withdrawal or transfer from the Fixed Charge Account in accordance with the Chargor's mandate with us without your prior written consent or if the Chargor has certified (such certification to be signed by a director and an authorised signatory of the Chargor) that such withdrawal or transfer will be accordance with Clause 9.5(a) of the Deed of Charge;

(c)   following receipt of the consent referred to in paragraph (b) above, comply only with instructions received by us from you from time to time with respect to the movement of funds from the Fixed Charge Account provided that:

(i)   all instructions are received in writing, by [facsimile], to us at [   ][London time]; and

(ii)   all instructions must be received by 2pm [London time] if they are to be complied with on the same Business Day. Instructions received outside such hours will be complied with on the next Business Day following such receipt. [Facsimile instructions will be deemed received at the time of transmission]; and

(iii)   to the extent that an instruction is given which would in our opinion cause any Fixed Charge Account to become overdrawn we will transfer the cleared balance in the Fixed Charge Account;

(d) we shall not be obliged to comply with any instructions received from you where to comply with such instructions will breach a court order or be contrary to applicable law, and we shall give notice thereof to you and the Chargor as well as reasons why we cannot comply with such instructions; and

(e) in the event that we are unable to comply with any instructions due to circumstances set out in paragraph (d) we shall not be responsible for any loss caused to you or to the Chargor and in any event we shall not be liable for any consequential, special, secondary or indirect loss of or damage to goodwill, profits or anticipated savings (however caused).

We are irrevocably authorised by you to follow any instructions received from you in relation to the Fixed Charge Account from any person that we reasonably believe is an authorised officer of the Security Trustee, without further inquiry as to the Security Trustee's right or authority to give such instructions and we shall be fully protected in acting in accordance with such instructions.

This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

Yours faithfully

....
for and on behalf of
[Bank]

SCHEDULE 8
FORM OF NOTICE OF CHARGE OF INTERCOMPANY RECEIVABLE

To: [Debtor]

Copy: U.S. Bank Trustees Limited (the "**Security Trustee**")

From: [Chargor]

Dated:

Receivables owing by [Debtor] to [Chargor] from time to time (the "Intercompany Receivables")

We give you notice that by a deed of charge dated _____ 2021, we have assigned by way of security to the Security Trustee all our rights in respect of the Intercompany Receivables.

We confirm that, if so directed by the Security Trustee, you must pay any Intercompany Receivables to the Security Trustee or as it may direct. The instructions in this letter and any directions by the Security Trustee may not be revoked or amended without the prior written consent of the Security Trustee, and you should comply with them without further permission from us or enquiry by you.

Until you receive any direction to the contrary from the Security Trustee, you should continue to make any payments in respect of the Intercompany Receivables to us.

This letter and any non-contractual obligations arising out of it or in connection with it are governed by English law.

Yours faithfully

....

for and on behalf of **[Chargor]**

SCHEDULE 9
FORM OF ACKNOWLEDGEMENT OF CHARGE OF INTERCOMPANY RECEIVABLE

To: U.S. Bank Trustees Limited (the "**Security Trustee**")

Copy: [Chargor]

From: [Debtor]

Dated:

Receivables owing by [Debtor] to [Chargor] from time to time (the "Receivables")

We confirm receipt from the Chargor of a notice (the "**Notice**"), a copy of which is attached.

We confirm that we:

      (a)   have not received notice of the interest of any third party in any Intercompany Receivables; and

      (b)   will, if so directed by the Security Trustee, pay any amounts due in respect of the Intercompany Receivables to the Security Trustee or as it may direct.

This letter and any non-contractual obligations arising out of it or in connection with it are governed by English law.

Yours faithfully

....

for and on behalf of **[Debtor]**

SCHEDULE 10
COUNTERPARTY'S NOTICE OF CHARGE AND ACKNOWLEDGEMENT OF RELEVANT CONTRACT

To: **[COUNTERPARTY]**

From: **[CHARGOR]** (the "**Chargor**")

Address: [   ]

Copied to: U.S. Bank Trustees Limited (the "**Security Trustee**")

Date: [   ]

Dear Sirs,

Deed dated [   ] between [   ] as the Chargor and U.S. Bank Trustees Limited as Security Trustee and Trustee (the "Deed")

1.   We give you notice that we have charged to the Security Trustee pursuant to a deed of charge (the "**Deed of Charge**") entered into by us in favour of the Security Trustee dated _____ 2021 all of our right, title and interest in and to the following documents:

         [*Details of Relevant Contract(s)*] (the "**Relevant Contract(s)**") including all monies which may be payable in respect of the Relevant Contracts.

With effect from your receipt of this notice:

2   All payments by you to us under or arising from the Relevant Contract should be made to us until such time as you receive notice from the Security Trustee instructing you otherwise ("**Payment Notice**"). Upon receipt of a Payment Notice, we instruct you to comply with all payment instructions in respect of any payments to be made under or arising from the Relevant Contract as set out in the Payment Notice.

3.   Upon your receipt of notice from the Security Trustee the security interests under the Deed of Charge have become enforceable:

         (a)   all remedies provided for in the Relevant Contract or available at law or in equity are exercisable by the Security Trustee (provided that the Security Trustee shall have no greater rights under this letter than we have under the Relevant Contract);

         (b)   all rights to compel performance of the Relevant Contract are exercisable by the Security Trustee (or any receiver or designee notified by the Security Trustee) although the Chargor shall remain liable to perform all the obligations assumed by it under the Relevant Contract and in no circumstances shall the Security Trustee have any obligations pursuant to the Relevant Contract or be obliged to perform any obligations of the Chargor; and

         (c)   all rights, interests and benefits whatsoever accruing to or for the benefit of ourselves arising from the Relevant Contract belong to the Security Trustee to the exclusion of the Chargor and no changes may be made to the terms of the Relevant Contract otherwise than as provided for in the Trust Deed (as defined in the Deed).

4.   You are authorised and instructed, without requiring further approval from us, to provide the Security Trustee with such information relating to the Relevant Contract as it may from time to time request.

These instructions may not be revoked, nor may the terms of the Relevant Contract be amended, varied or waived without the prior written consent of the Security Trustee.

Please acknowledge receipt of this notice by signing the acknowledgement on the enclosed copy letter and returning it to the Security Trustee at [●] marked for the attention of [●].

Yours faithfully

………………………………….
for and on behalf of

[CHARGOR]

Acknowledged and agreed by:

………………………………….
for and on behalf of
[COUNTERPARTY]

SCHEDULE 11
COUNTERPARTY'S NOTICE OF CHARGE AND ACKNOWLEDGEMENT OF INSURANCE POLICIES

To: [COUNTERPARTY]

From: [Chargor] (the "**Chargor**")

Address: [   ]

Copied to: U.S. Bank Trustees Limited (the "**Security Trustee**")

Date: [   ]

Dear Sirs,

Deed dated [   ] between [   ] as the Chargor and U.S. Bank Trustees Limited as Security Trustee and Trustee (the "Deed")

Dear Sirs,

1.   We give you notice that we have charged to the Security Trustee pursuant to a deed of charge (the "**Deed of Charge**") entered into by us in favour of the Security Trustee dated _____ 2021 all of our right, title and interest in and to the following documents:

       [ ] (the "**Assigned Insurance Policies**")

2.   We will remain liable under the Assigned Policies to perform all obligations imposed on us under the Assigned Insurance Policies and none of the Security Trustee, its agents, any receiver, administrator or any other person will at any time be under any obligation or liability to you, including (without limitation) with respect to any premium or notification obligations under or in respect of the Assigned Insurance Policies.

3.   We will remain entitled to exercise all or our rights under the Assigned Insurance Policies and you should continue to give notices under the Assigned Insurance Policies to us, until such time as the Security Trustee provides written notification to the contrary. Thereafter, all rights in respect of the Assigned Insurance Policies will be exercisable by the Security Trustee and notices under the Assigned Insurance Policies should be given to the Security Trustee or as it directs.

4.   Following notice from the Security Trustee that the security interests created under the Deed of Charge have become enforceable, you must hold all sums from time to time due and payable by you to us under the Assigned Insurance Policies to the order of the Security Trustee (in each case subject to the terms of the Assigned Insurance Policies).

5.   You are authorised and instructed (without requiring further approval from us) to provide the Security Trustee with such information relating to the Assigned Insurance Policies as it may from time to time request.

6.   These instructions may not be revoked without the prior written consent of the Security Trustee.

7.   Please sign and return the enclosed copy of this notice to the Security Trustee (with a copy to us) to confirm (by way of undertaking in favour of the Security Trustee) that:

(a)   you agree to the terms set out in this notice and to act in accordance with its provisions;

(b)   you have not received notice that we have assigned our rights under the Assigned Insurance Policies to a third party or created any other interest (whether by way of security or otherwise) in the Assigned Insurance Policies in favour of a third party (other than the Security Trustee); and

(c)   you will notify the Security Trustee of any breach by us of the terms of any of the Assigned Insurance Policies and will allow the Security Trustee to remedy that breach.

8.   This notice and any non-contractual obligations arising out of or in relation to this notice shall be governed by, and interpreted in accordance with, English law.

Please acknowledge receipt of this notice by signing the acknowledgement on the enclosed copy letter and returning it to the Security Trustee at [●] marked for the attention of [●].

Yours faithfully

………………………………….
for and on behalf of

[CHARGOR]

Acknowledged and agreed by:

………………………………….
for and on behalf of
[COUNTERPARTY]

[on acknowledgement copy]

SIGNATURES

EXECUTED AND DELIVERED AS A DEED)
for and on behalf of:)
HURRICANE ENERGY PLC)
acting by two directors)

………………………………………….
Director
Name:

………………………………………….
Director
Name:

EXECUTED AND DELIVERED AS A DEED)
for and on behalf of:)
HURRICANE HOLDINGS LIMITED)
acting by two directors)

………………………………………….
Director
Name:

………………………………………….
Director
Name:

EXECUTED AND DELIVERED AS A DEED   )
for and on behalf of:)
HURRICANE GLA LIMITED   )
acting by two directors   )

…………………………………………………
Director
Name:

………………………………………….
Director
Name:

TRUSTEE AND SECURITY TRUSTEE   )
EXECUTED AND DELIVERED AS A DEED)
BY   )
U.S. BANK TRUSTEES LIMITED   )
)

Name: _____

Title: _____

Name: _____

Title: _____

Appendix K – Articles of Association

Company Number: 05245689

THE COMPANIES ACT 2006

————————————————————

PUBLIC COMPANY LIMITED BY SHARES
————————————————————

ARTICLES OF ASSOCIATION

of

HURRICANE ENERGY PLC

Adopted on 6 June 2018

————————————————————

CONTENTS

Company number: 05245689

THE COMPANIES ACT 2006

_____

PUBLIC COMPANY LIMITED BY SHARES
_____

ARTICLES OF ASSOCIATION

of

HURRICANE ENERGY PLC

(As adopted by a special resolution passed on 6 June 2018)

_____

PRELIMINARY

1.   Exclusion of **Model Articles**

The Model Articles for Public Companies contained in Schedule 3 to the Companies (Model Articles) Regulations 2008, and any similar regulations in any other legislation concerning companies shall not apply to the Company.

2.   **LIABILITY OF MEMBERS**

The liability of each member is limited to the amount, if any, unpaid on the shares in the Company held by them.

3.   Definitions and interpretation

3.1   In these Articles, unless the context otherwise requires:-

3.1.1   the following words and expressions shall have the following meanings:-

"2006 Act" means the Companies Act 2006 including any statutory modification, amendment or re-enactment thereof being in force from time to time, insofar as they apply to the Company;

"AIM" means the AIM market of the London Stock Exchange;

"Articles" means these articles of association, as from time to time altered;

"auditors" means the auditors for the time being of the Company;

"Board" means the board of directors for the time being of the Company or the Directors present at a duly convened meeting of the Directors at which a quorum is present;

"Company" means Hurricane Energy plc;

"Director" means a director for the time being of the Company;

"electronic communication" means any communication by electronic means or in electronic form.

"electronic form" and **"electronic means"** has the meaning given to it in Section 1168 of the 2006 Act;

"employees' share scheme" means employees' share scheme as defined in Section 1166 of the 2006 Act;

"FSMA" means the Financial Services and Markets Act 2000, as amended;

"hard copy form" and **"hard copy"** has the meaning given to it in Section 1168 of the 2006 Act;

"holder" means in relation to any shares, the member whose name is entered in the register as the holder of those shares;

"market nominee" means a financial institution within the meaning of Section 778(2) of the 2006 Act;

"month" means calendar month;

"Office" means the registered office for the time being of the Company;

"Official List" means the list of securities that have been admitted to listing which is maintained by the Financial Conduct Authority in accordance with section 74(1) of FSMA;

"Operator" Euroclear UK and Ireland Limited or such other person as may for the time being be approved by HM Treasury as Operator under the uncertificated securities rules;

"paid" means paid or credited as paid;

"parent undertaking" means parent undertaking as defined in Section 1162 of the 2006 Act;

"Register" means the register of members to be kept under Section 113 of the 2006 Act and regulation 20 of the Uncertificated Securities Regulations;

"relevant system" means a computer-based system which allows units of securities without written instruments to be transferred and endorsed pursuant to the Uncertificated Securities Regulations;

"seal" means any common or official seal that the Company may be permitted to have under the Statutes;

"Secretary" means the secretary of the Company or (where there are joint secretaries) any of the joint secretaries, and includes any deputy secretary, assistance secretary and any other person appointed by the Board to perform any of the duties of the secretary;

"securities seal" means an official seal kept by the Company by virtue of Section 50 of the 2006 Act;

"Statutes" means the Companies Act 1985, the Companies Act 1989, the 2006 Act, the Uncertificated Securities Regulations and every other act, statute, statutory instrument, regulation or order being in force from time to time concerning companies and affecting the Company;

"transmission event" means death, bankruptcy or any other event giving rise to the transmission of a person's entitlement to a share by operation of law;

"Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001 as amended from time to time and any Statutes which supplement or replace such Regulations;

"undertaking" means undertaking as defined in Sections 1161 of the 2006 Act;

"United Kingdom" means Great Britain and Northern Ireland;

"UK Listing Authority" means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000; and

"year" means calendar year.

3.1.2   any reference to an "**uncertificated share**", or to a share being held in "**uncertificated form**" shall (subject to regulation 42(11)(a) of the Uncertificated Securities Regulations) mean a share in the capital of the Company which is for the time being recorded on the Operator Register of Members (as defined in regulation 20(1) of the Uncertificated Securities Regulations) and any reference to a "**certificated share**", or to a share being held in "**certificated form**", shall mean any share other than an uncertificated share;

3.1.3   the expressions "**debenture**" and "**debenture-holder**" shall include debenture stock and debenture stockholder respectively;

3.1.4   the expression "**member present in person**" shall be deemed to include a member present by proxy or, in the case of a corporate member, by a duly authorised representative or by proxy, and cognate expressions shall be construed accordingly;

3.1.5   any reference to "**days**" of notice shall be construed as meaning clear days;

3.1.6   words denoting the singular shall include the plural and vice versa, words denoting one gender shall include the other gender and words denoting persons shall be construed as including bodies corporate and unincorporated associations;

3.1.7   any other words or expressions defined in the 2006 Act or the Uncertificated Securities Regulations or, if not defined in that Act or those Regulations, in any other Statute (in each case as in force on the date of the adoption of these Articles or any part of these Articles), shall bear the same meaning in these Articles or that part (as the case may be) except that the word company includes any body corporate;

3.1.8   subject to Article 3.1.7, references to any provision of any enactment or of any subordinate legislation (as defined by Section 21(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force;

3.1.9   Any reference to:

3.1.9.1   a "**document**" includes reference to an electronic communication;

3.1.9.2   a document being "**executed**" includes references to it being executed under hand or seal or, in the case of an electronic communication, by electronic signature or such other means of verifying the authenticity of the communication that the Board may from time to time approve;

3.1.9.3   an "**instrument**" means a written document having tangible form (e.g. on paper) and not comprised in an electronic communication;

3.1.9.4   "**in writing**" and "**written**" means the representation or reproduction of words, numbers or symbols in a legible and non-transitory form by any method or combination of methods whether comprised in an electronic communication or otherwise and including (without limitation) by telex, telegram, facsimile and e-mail;

3.1.9.5   "**address**" in relation to electronic communications includes a number or address used for the purposes of sending or receiving notices, documents or information by electronic means (including, in the case of any Uncertificated Proxy Instruction permitted by Article 56.2, an identification number or a participant in the relevant system concerned);

3.1.10   references to a "**meeting**" shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person;

3.1.11   in relation to a share, any reference to a "**relevant system**" is a reference to the relevant system in which that share is a participating security.

3.2   A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under these Articles.

3.3   Headings are inserted for convenience only and shall not affect construction of these Articles.

SHARE CAPITAL

4.   Authorised share capital

The Company shall not have an authorised share capital.

5.   Shares with special rights

Subject to the Statutes and without prejudice to any rights attached to any existing shares any shares may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if no such resolution is in effect or so far as it does not make specific provision, as the Board may determine), and, subject to the Statutes, shares may be issued on the terms that they are, or are to be liable, to be redeemed at the option of the Company or the holder.

6. Uncertificated shares

6.1 Subject to the Statutes, the Board may permit any class or classes of shares to be held and transferred in uncertificated form by means of a relevant system and may determine that any class of shares shall cease to be held and transferred in this way.

6.2 In relation to any share which is for the time being held in uncertificated form:-

6.2.1 the Company may utilise the relevant system in which it is held to the fullest extent possible from time to time in the exercise of any of its powers or functions under the Statutes or these Articles or otherwise in effecting any actions and the Board may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;

6.2.2 any provision in these Articles which is inconsistent with:-

6.2.2.1 the holding of and transfer of title to that share in uncertificated form by means of a relevant system;

6.2.2.2 the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system; or

6.2.2.3 any other provisions of the Statutes relating to the shares held in uncertificated form

shall not apply.

6.3 Where any share is for the time being held in uncertificated form and the Company is entitled under the Statutes or these Articles to sell, transfer or otherwise dispose of, reallot, accept the surrender of, forfeit, or enforce a lien over that share, the Company shall be entitled, subject to the Statutes, these Articles and the facilities and requirements of the relevant system to:-

6.3.1 require the holder of that share by notice to convert that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company;

6.3.2 require the Operator to convert that share into certificated form in accordance with regulation 32(2)(c) of the Uncertificated Securities Regulations;

6.3.3 require the holder of that share by notice to give any instructions necessary to transfer title to that share by means of the relevant system within the period specified in the notice;

6.3.4 require the holder of that share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the relevant system, necessary to transfer that share within the period specified in the notice; and

6.3.5 take any other action that the Board considers necessary or expedient to achieve the sale, transfer, disposal, reallotment, forfeiture or surrender of that share or otherwise to enforce a lien in respect of that share.

6.4 Subject to the Statutes, for the purpose of effecting any action by the Company the Board may determine that shares held by a person in uncertificated form shall be treated as a separate holding from shares held by that person in certificated form.

ALTERATION OF CAPITAL

7. Consolidation, cancellation and subdivision

7.1 The Company may by ordinary resolution:-

7.1.1 consolidate, or consolidate and then divide, all or any of its share capital into shares of larger amount than its existing shares;

7.1.2 cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

7.1.3 sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association or these Articles (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

7.2 If as a result of a consolidation or sub-division of shares any members would be become entitled to fractions of a share, the Board may on behalf of those members deal with the fractions as they think fit. In particular, without limitation, the Board may aggregate and sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members (except that any proceeds in respect of any holding less than a sum fixed by the Board may be retained for the benefit of the Company). For the purposes of any such sale, the Board may appoint some person to transfer the shares to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.

8. Power to purchase own shares

8.1 Subject to the Statutes and any rights attached to any class of shares, the Company may purchase any of its own shares (including any redeemable shares).

8.2 If there are in issue any shares convertible into share capital of the Company of the class proposed to be purchased, then the Company shall not purchase, or enter into a contract under which it may purchase, such shares unless either:-

8.2.1   the terms of issue of such convertible shares include provisions permitting the Company to purchase its own shares or providing for adjustment to the conversion terms upon such a purchase; or

8.2.2   the purchase, or the contract, has first been approved by a special resolution passed at a separate meeting of the holders of such convertible shares.

8.3   The Company may not exercise any right in respect of any shares which it holds as treasury shares, including any right to attend or vote at meetings, to participate in any offer by the Company to shareholders or to receive any distribution (including in a winding up), but without prejudice to its right to sell or transfer the treasury shares, to receive an allotment of shares as fully paid bonus shares in respect of the treasury shares or to receive any amount payable on redemption of any redeemable treasury shares.

9.   Power to reduce capital

Subject to the Statutes and to any rights attached to any class of shares, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner.

SHARES

10.   Allotment

Subject to the Statutes relating to authority, pre-emption rights and otherwise, these Articles and any resolution of the Company, all unissued shares in the Company, together with all shares held by the Company as treasury shares, shall be at the disposal of the Board and they may allot (with or without conferring a right of renunciation), grant options over or otherwise deal with or dispose of them to such persons, at such times and on such terms as the Board may decide.

11.   Commissions

The Company may exercise all powers of paying commission and brokerage conferred by the Statutes or otherwise vested in the Company. Any such commission may be paid in cash or in fully or partly paid shares, or other securities or the grant of an option to call for an allotment of shares, or any combination of such methods.

12.   Renunciation

The Board may at any time after the allotment of any share but before any person has been entered in the register as the holder, recognise a renunciation of that share by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board may think fit.

13.   Interests and trusts

13.1   Except as required by law or by these Articles, the Company shall not be bound by or compelled in any way to recognise (even when having notice of it) any interest in or in respect of any share, or any other right in respect of any share, except an absolute right to the entirety of that share in the holder or, in the case of a share warrant, in the bearer of the warrant for the time being.

13.2 The Company shall be entitled, but except as required by law shall not be bound, to recognise in such manner and to such extent as it may think fit any trusts in respect of any of the shares of the Company. Notwithstanding any such recognition, the Company shall not be bound to see to the execution, administration or observance of any trust, whether express, implied or constructive, in respect of any shares of the Company and shall be entitled to recognise and give effect to the acts and deeds of the holders of such shares as if they were the absolute owners of those shares. For these purposes, trust includes any right in respect of any share other than an absolute right to that share vested in the holder of it for the time being or any other right in case of a transmission of that share as are mentioned in these Articles.

14. Variation of class rights

14.1 Whenever the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated in such manner as those rights may provide for or (if no such provision is made) with:-

14.1.1 the consent of the holders of not less than three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) and such consent shall be by one or more instruments or contained in one or more electronic communications sent to such address (if any) for the time being notified by or on behalf of the Company for that purpose or a combination of both; or

14.1.2 the authority of a special resolution passed at a separate meeting of the holders of the shares of the class

(but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up.

14.2 Subject to any rights for the time being attached to any class of shares, all the provisions of these Articles relating to general meetings of the Company and to the proceedings at those meetings shall apply, mutatis mutandis, to every such separate meeting except that:-

14.2.1 the quorum at any such meeting shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares);

14.2.2 at any adjourned meeting any one holder of shares of the class present in person shall be a quorum;

14.2.3 any holder of shares of the class present in person may demand a poll; and

14.2.4 every such holder shall on a poll have one vote for every share of the class held by him.

14.3 Article 14.1 shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if the shares concerned and the remaining shares of such class formed separate classes.

14.4   Unless otherwise expressly provided by the rights attached to any class of shares those rights shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with, or subsequent to, that class of shares or by the purchase or redemption by the Company of any of its own shares.

TRANSFER OF SHARES

15.   Form of transfers

15.1   Subject to the restrictions in these Articles, a member may transfer all or any of his shares in any manner which is permitted by the Statutes and is from time to time approved by the Board.

15.2   All transfers of uncertificated shares shall be effected in accordance with the Statutes and the facilities and requirements of the relevant system and otherwise in accordance with any arrangements made by the Board under Article 6.

15.3   All transfers of certificated shares shall be effected by instrument in any usual or common form, or in any other form acceptable to the Board. The instrument of transfer shall be executed by or on behalf of, the transferor and (except in the case of fully paid shares) by or on behalf of the transferee.

16.   Refusal to register a transfer

16.1   The Board may, in its absolute discretion, refuse to register:-

16.1.1   any transfer of a certificated share which is not a fully paid share; and

16.1.2   any transfer of a share on which the Company has a lien,

        provided that the refusal does not prevent dealings in those shares from taking place on an open and proper basis.

16.2   The Board may, in its absolute discretion, decline to register the transfer of a certificated share unless the instrument of transfer:-

16.2.1   is in respect of only one class of share;

16.2.2   is duly stamped, or adjudged or certified as not chargeable to stamp duty, and is deposited at the office, or at such other place as the Board may from time to time determine; and

16.2.3   (except where the shares are registered in the name of a market nominee and no certificate has been issued for them) is accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

16.3 The Board shall not refuse to register any transfer or renunciation of partly paid shares which are admitted to AIM or the Official List (or any other recognised securities exchange) on the grounds that they are partly paid shares in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

16.4 The Board may refuse to register a transfer of uncertificated shares in any circumstances that are allowed or required by the Uncertificated Securities Regulations and the relevant system.

17. Notice of refusal to register

If the Board refuses to register a transfer of a share, it shall send the transferee notice of its refusal within two months after (in the case of certificated shares) the date on which the instrument of transfer was lodged with the Company or (in the case of uncertificated shares) the date on which the appropriate instruction was received by or on behalf of the Company in accordance with the facilities and requirements of the relevant system concerned.

18. Retention of transfers

All instruments of transfer which are registered may be retained by the Company, but any instrument of transfer which the Board refuses to register shall (except in any case where fraud or any other crime involving dishonesty is suspected) be returned to the person lodging it.

19. Suspension of registration

The registration of transfers may be suspended and the register closed at such times and for such periods (not exceeding 30 days in any year) as the Board may from time to time determine and either generally or in respect of any class of shares, except that the registration of the transfer of any participating security may only be suspended as permitted by the Statutes.

20. Further provisions relating to transfers

20.1 No fee will be charged by the Company for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any shares or otherwise for making any entry in the register affecting the title to any shares.

20.2 The transferor shall be deemed to remain the holder of the shares concerned until the name of the transferee is entered in the register in respect of them.

20.3 Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

20.4 Unless otherwise agreed by the Board in any particular case, the maximum number of persons that may be entered on the register as joint holders of a share is four.

DESTRUCTION OF DOCUMENTS

21.   Destruction of documents

21.1   The Board may arrange the destruction of the following documents held by the Company:-

21.1.1   all share certificates which have been cancelled at any time after the expiration of one year from the date of such cancellation;

21.1.2   all notifications of change of name and address and all dividend mandates which have been cancelled or have ceased to have effect at any time after the expiration of two years from the date of the recording of the change or, as the case may be, the date of such cancellation or cessation;

21.1.3   all instruments of transfer of shares and all other documents representing or purporting to represent the right to be registered as the holder of shares on the basis of which entries have been made in the Register at any time after the expiration of six years from the date of the entry on the register;

21.1.4   all paid dividend warrants and cheques at any time after the expiration of two years from the date of actual payment;

21.1.5   all appointments of (or records of appointment) proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of use;

21.1.6   all appointments (or records of appointment) of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the appointment of proxy relates and at which no poll was demanded.

21.2   It shall conclusively be presumed in favour of the Company that:

21.2.1   every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

21.2.2   every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

21.2.3   every share certificate so destroyed was a valid certificate duly and properly cancelled;

21.2.4   every paid dividend warrant and cheque so destroyed was duly paid; and

21.2.5   every other document mentioned in Article 21.1 so destroyed was a valid and effective document in accordance with the recorded particulars of it in the books or records of the Company,

provided that this Article shall apply only to the destruction of a document in good faith and without express notice of any claim (regardless of the parties to it) to which the document might be relevant.

21.3   Nothing in this Article shall be construed as imposing upon the Company or the Board any liability in respect of the destruction of any such document earlier than stated in Article 21.1, or in any other circumstances, which would not attach to the Company or the Board in the absence of this Article.

21.4 References in this Article to the destruction of any document include references to its disposal in any manner.

TRANSMISSION OF SHARES

22. Transmission

If a member dies, the survivors or survivor where the deceased was a joint holder, or the personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares, but nothing in these Articles shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him solely or jointly.

23. Election of persons entitled by transmission

23.1 Any person becoming entitled to a share in consequence of a transmission event may, on producing such evidence as may be required by the Board (and subject to the following provisions of this Article), elect either to be registered as the holder of the share or to have another person nominated by him registered as the holder of the share.

23.2 If a person becoming entitled by transmission to a share elects to be registered as the holder he shall give notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the Board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share.

23.3 All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall apply to any such notice or transfer or other action as if it were a transfer effected by the person from whom the title by transmission is derived and as if the transmission event had not occurred.

24. Rights of persons entitled by transmission

24.1 Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a registered share in consequence of a transmission event (upon supplying to the Company such evidence as the Board may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the holder of the share. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not be entitled to attend or vote at meetings of the Company or to exercise any other rights or privileges of a member in relation to meetings of the Company unless and until he shall have become a member in respect of the share.

24.2   The Board may at any time give notice requiring a person becoming entitled to a share on a transmission event either to elect to be registered himself or to transfer the share and, if the notice is not complied with within sixty days, the Board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

DISCLOSURE OF INTERESTS IN SHARES

25.   Disenfranchisement

25.1   If the holder of, or any other person appearing to be interested in, any share has been given notice under Section 793 of the 2006 Act (a "**Section 793 notice**") and has failed in relation to that share (the "**default share**") to give the Company the information required by that notice within the prescribed period, such prescribed period being no less than 14 days from the date of service of the notice, the restrictions referred to below shall apply (provided that the Board may waive those restrictions in whole or in part at any time).

25.2   If, while any of the restrictions referred to below apply to a share, another share is allotted in right of it (or in right of any share to which this Article applies), the same restrictions shall apply to that other share as if it were a default share.

25.3   The restrictions referred to above are as follows:-

25.3.1 the holder of the default shares shall not be entitled in respect of those shares to attend or vote at any general meeting or at any separate meeting of the holders of that class of shares or on a poll;

25.3.2 in addition, where the default shares in which any one person is interested or appears to the Company to be interested represent 0.25% or more in nominal value of the issued shares of their class (excluding any shares of that class held as treasury shares):-

        25.3.2.1 any dividend or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest on it when such dividend or other money is finally paid to the member and the member shall not be entitled to receive shares in lieu of any dividend;

        25.3.2.2 no transfer of any shares held by the member shall be registered unless: (a) the holder is not himself in default as regards supplying the information required and the holder provides evidence to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares which are the subject of the transfer, or (b) the transfer is an approved transfer (as defined below), or (c) registration of the transfer is required by the Uncertificated Securities Regulations.

25.4   For the purposes of this Article:

25.4.1 a person other than the member holding a share shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained under any Section 793 notice and any other relevant information) knows or has reasonable cause to believe that the person is, or may be, so interested;

25.4.2 an "**approved transfer**" in relation to any shares is a transfer under:-

25.4.2.1 a takeover offer (within the meaning of Section 974 of the 2006 Act which relates to the shares); or

25.4.2.2 a sale made through a recognised investment exchange (as defined in Section 285 of the Financial Services and Markets Act 2000) or any other stock exchange or market outside the United Kingdom on which shares of that class are normally traded; or

25.4.2.3 a bona fide sale of the whole of the beneficial interest in the shares to a person whom the Board is satisfied is unconnected with the member or with any other person appearing to be interested in the share.

25.4.3 the percentage of issued shares of a class represented by a particular holding shall be calculated by reference to the shares in issue at the time that the Section 793 notice is served.

26. Service of notices on non-members

If a Section 793 notice is given by the company to a person appearing to be interested in any share, a copy of the notice shall be given to the holder at the same time, but the failure or omission to do so, or the non-receipt by that person of the copy, shall not prejudice the operation of this Article.

27. Cessation of disenfranchisement

27.1 The sanctions under Article 25 shall have effect for the period determined by the Board being a period expiring not more than seven days after the earlier of:-

27.1.1 the Company being notified that the default shares have been transferred under an approved transfer or otherwise in accordance with Article 25.3.2.2; or

27.1.2 the information required by the Section 793 notice has been received in electronic form or in writing by the Company to the satisfaction of the Board at the address supplied by the Company in the Section 793 notice or otherwise expressly supplied by the Company for the purpose of receiving such information.

27.2 If any dividend or other distribution is withheld under Article 25.3.2.1 above, the member shall be entitled to receive it as soon as practicable after the sanction ceases to apply.

28. Conversion of uncertificated shares

The Company may exercise any of its powers under Article 6.3 in respect of any default share that is held in uncertificated form.

29.   Section 794 of the 2006 Act

The provisions of Articles 25 to 28 are without prejudice to the provisions of Section 794 of the 2006 Act, and in particular the Company may apply to the court under Section 794(1) whether or not these provisions apply or have been applied.

GENERAL MEETINGS

30.   Annual general meetings

The Board shall convene and the Company shall hold annual general meetings in accordance with the Statutes.

31.   General meetings

31.1   All general meetings other than annual general meetings shall be called general meetings.

31.2   The Board may convene a general meeting whenever it thinks fit. A general meeting shall also be convened by the Board on a requisition by members in accordance with the Statutes, or in default may be convened by such requisitionists in accordance with the Statutes. A general meeting may also be convened in accordance with Article 91.

32.   General meetings at more than one place

32.1   A general meeting may be held at more than one place if:-

32.1.1   the notice convening the meeting specifies that it shall be held at more than one place; or

32.1.2   the Board resolves, after the notice convening the meeting has been given, that the meeting shall be held at more than one place; or

32.1.3   it appears to the chairman of the meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend.

32.2   A general meeting held at more than one place shall be duly constituted and its proceedings valid if (in addition to the other provisions in these Articles relating to meetings) the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that each person present at each place is able to:-

32.2.1   participate in the business for which the meeting has been convened;

32.2.2   hear and see all persons who speak (by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise, whether such equipment is in use when these Articles are adopted or developed subsequently) in each meeting place, and be heard and seen by all other persons so present in the same way;

32.2.3   have access to all documents which are required by the Statutes or these Articles to be made available at the meeting; and

32.2.4 (in accordance with his rights under the Statutes and these Articles) vote on a show of hands and on a poll and be represented by a proxy.

32.3 The meeting shall be deemed to take place at the place at which the chairman is present (the "**principal venue**" and any other place where that meeting takes place is referred to in these Articles as a "**satellite venue**").

32.4 A person (the "**satellite chairman**") appointed by the Board shall preside at each satellite meeting. Every satellite chairman shall carry out all requests made of him by the chairman of the meeting in the principal venue, may take such action as he thinks necessary to maintain the proper and orderly conduct of the satellite meeting and shall have all powers necessary or desirable for such purposes.

32.5 Article 42 shall apply to any interruption or adjournment of a meeting which is being held in more than one place, including where there is a failure of communication equipment or any other failure in the arrangements for participation in the meeting at more than one place. Any such adjournment will not affect the validity of such meeting, or any business conducted at such meeting up to the point of adjournment, or any action taken pursuant to such meeting.

32.6 Each member present in person at each meeting place shall be counted in the quorum for, and be entitled to vote at, the general meeting.

33. Other arrangements for viewing/hearing proceedings

The Board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of, and to speak at, that meeting (in the manner set out in Article 32) from a location which is not classified as a meeting place. The persons attending at any such location shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting. The inability for any reason of any person present at such a location to view or hear all or any of the proceedings of, or to speak at, the meeting shall not affect the validity of the proceedings of the meeting.

34. Arrangements regarding level of attendance

The Board may from time to time make such arrangements for limiting the level of attendance at any location for which arrangements have been made under Articles 32 and 33 as it considers appropriate. These arrangements may include the issue of tickets (on a basis intended to afford all members and proxies entitled to attend the meeting an equal opportunity of being admitted to any specific venue) or the imposition of some random means of selection for admission to that venue. In this case, the arrangements must allow any members and proxies excluded from attendance at the principal venue to attend at one of the other venues.

35. Change in place and/or time of meeting

35.1 If, after the giving of notice of a meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable for reasons beyond its control to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 32 applies) and/or time, it may change the place (or as appropriate any of the places) and/or postpone the time at which the meeting is to be held.

35.2   If such a decision is made, the Board may then change the place (or as appropriate any of the places) and/or postpone the time again if they decide that it is reasonable to do so.

35.3   In either case:-

35.3.1   no new notice of the meeting need be given, but the Board shall:

35.3.1.1   take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place; and

35.3.1.2   if practicable, advertise the new place, date and/or time of the meeting in at least one leading national daily newspaper and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

35.3.1.3   notwithstanding Article 56, an appointment of proxy in relation to the meeting may be deposited or delivered in any manner permitted by Article 56.1.1 or 56.1.2 at any time not less than 48 hours before any new time fixed for holding the meeting.

36.   Security

The Board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a meeting including, without limitation, requirements for evidence of identity to be produced by any person attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. A Director or the Secretary may refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions. They may also arrange for persons to be removed from a meeting.

NOTICE OF GENERAL MEETINGS

37.   Recipients of notice

Notice of a general meeting shall be given to all members listed on the Company's register of members at the close of business on the day prior to day the general meeting is called (other than any who, under these Articles or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company), and to each of the Directors and to the auditors.

38.   Period of notice

38.1   An annual general meeting shall be called by not less than 20 working days' notice, and any general meeting by 21 clear days' notice or, subject to the Statutes, 14 clear days' notice provided that a general meeting, notwithstanding that it has been called by shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:-

38.1.1 in the case of an annual general meeting, by all the members entitled to attend and vote at that meeting; and

38.1.2 in the case of a general meeting, by a majority in number of the members having a right to attend and vote at that meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right (excluding any shares in the Company held as treasury shares).

39. Contents of notice

39.1 Every notice calling a general meeting shall specify the place (or places, in the case of a meeting to which Article 32 applies), day and time of the meeting and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend, speak and, on a show of hands and on a poll, vote instead of him and that a proxy need not be a member of the Company.

39.2 The notice shall specify the general nature of the business to be transacted at the meeting, and if any resolution is to be proposed as a special resolution, the notice shall contain a statement to that effect.

39.3 In the case of an annual general meeting, the notice shall also specify the meeting as such.

39.4 The accidental omission to give notice of a general meeting to, or the non-receipt of notice by, any person entitled to receive such notice, shall not invalidate the proceedings at any general meeting. In cases where appointments of proxy are sent out with notices, the accidental omission to send such appointments of proxy to, or the non-receipt of such appointments of proxy by, any person entitled to receive notice shall not invalidate the proceedings at any general meeting.

39.5 The notice shall include details of any arrangements made for the purpose of Article 34 (making clear that participation in these arrangements will not amount to attendance at the meeting to which the notice relates).

39.6 Where the Company has given an electronic address in any notice of a general meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

39.7 The Board shall comply with the Statutes regarding the giving and circulation, on the requisition of members, of notices of resolutions and of statements with respect to any matters relating to any resolution to be proposed or business to be dealt with at any general meeting of the Company.

PROCEEDINGS AT GENERAL MEETINGS

40. Quorum

40.1 No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business and during the transaction of business. Two persons entitled to vote upon the business to be transacted on a poll, each being a member, the proxy of a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

40.2 If within 15 minutes from the time fixed for a general meeting (or such longer time as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, the meeting shall stand adjourned to such day, place and time as the chairman may determine.

40.3 If at such adjourned meeting a quorum is not present within 15 minutes from the time fixed for holding the meeting, the meeting shall be dissolved.

41. Chairman

41.1 The chairman of the Board (if any), failing whom a deputy chairman (if any), shall preside as chairman at a general meeting. If there is no such chairman or deputy chairman or if at any meeting neither is present and willing to act within 15 minutes after the time fixed for holding the meeting, the Directors present shall choose one of their number (or, if no Director is present and willing to act, the members present and entitled to vote shall choose one of their number) to be chairman of the meeting.

41.2 The chairman of the meeting may take any action he considers appropriate for the proper and orderly conduct of the business to be carried out at the general meeting. The chairman's decision on matter of procedure or arising incidentally from the business of the meeting (including whether or not a matter falls in these categories) shall be final.

42. Adjournments

42.1 The chairman of any general meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or for an indefinite period) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

42.2 In addition, the chairman may without such consent adjourn the meeting to another time and/or place if in his opinion:-

42.2.1 it is or is likely to be impracticable to hold or continue the meeting because of the number of members wishing to attend; or

42.2.2 the conduct of any persons attending the meeting prevents or is likely to prevent the orderly conduct of the business of the meeting; or

42.2.3 (where a general meeting is being held at more than one place) the facilities at any such place have become inadequate for the purposes referred to in Article 32.2; or

42.2.4 an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

42.3   Nothing in this Article shall limit any other power vested in the chairman to adjourn the meeting.

43.   Place and time of adjourned meetings

        If a meeting is adjourned for 30 days or more, or for an indefinite period, at least seven days' notice shall be given specifying the time and place (or places, in the case of a meeting to which Article 32 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

44.   Directors' entitlement to attend and speak

        A Director shall be entitled to attend and speak at any general meeting or class meeting of the Company notwithstanding that he is not a member of the Company.

45.   Resolutions and amendments

45.1   Subject to the Statutes, a resolution may only be put to the vote at a general meeting if the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

45.2   No amendment to a resolution to be proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either:-

45.2.1 at least 48 hours before the time fixed for the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the Office or such other place as may be specified by or on behalf of the Company for that purpose, or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose; or

45.2.2 the chairman in his absolute discretion decides that the amendment may be considered and voted on.

45.3   In the case of a resolution to be proposed as a special resolution no amendment may be considered or voted upon, other than a mere clerical amendment to correct a patent error.

45.4   If the chairman rules an amendment to any resolution admissible or out of order (as the case may be), the proceedings on the resolution shall not be invalidated by any error in his ruling. Any ruling by the chairman in relation to a resolution or an amendment to a resolution shall be final and conclusive.

45.5   With the consent of the chairman, a person who proposes an amendment to a resolution may withdraw it before it is put to the vote.

46.   Methods of voting and demand for a poll

        At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or immediately after the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:-

46.1   the chairman of the meeting; or

46.2   not less than five members present in person having the right to vote on the resolution;

46.3   a member or members present in person representing in aggregate not less than 10% of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

46.4   a member or members present in person holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right (excluding any shares in the Company held as treasury shares).

46.5   The chairman of the meeting may also demand a poll before a resolution is put to the vote on a show of hands.

46.6   At general meetings, resolutions shall be put to the vote by the chairman of the meeting and there shall be no requirement for the resolution to be proposed or seconded by any person.

47.   Conduct of poll and declaration of result

47.1   If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made. A demand for a poll may be withdrawn with the consent of the chairman at any time before the poll is taken.

47.2   Unless a poll is demanded (and the demand is not withdrawn) a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against the resolution.

47.3   If a poll is demanded (and the demand is not withdrawn), it shall be taken in such manner as the chairman may direct. A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either immediately or at such subsequent time (being not more than 30 days after the date of the meeting at which the poll was demanded) and place as the chairman may direct. No notice need be given of a poll whether taken at or after the meeting at which it was demanded. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

47.4   The chairman may appoint scrutineers (who need not be members).

47.5   On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he used in the same way.

48.   Continuance of meeting

The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

49.   Voting rights

Subject to these Articles and to any special rights or restrictions as to voting for the time being attached to any class of shares in the Company, on a show of hands every member present in person or by proxy shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every share held by him.

50.   Corporations acting by representatives

Any corporation which is a member of the Company may (by resolution of its board or other governing body) authorise any person to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. A person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member at such meeting, including (without limitation) a power to vote on a show of hands or on a poll and to demand or concur in demanding a poll. The Board or any Director or the Secretary may (but shall not be bound to) require evidence of the authority of any representative.

51.   Votes of joint holders

In the case of joint holders of a share the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the relevant share.

52.   Members incapable of managing their affairs

A member who is a patient for any purpose of any statute relating to mental health or in respect of whom an order has been made by any court having jurisdiction (anywhere in the world) in matters concerning the protection or management of the affairs of persons incapable of managing their own affairs, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may, on a show of hands and a poll, vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be deposited at the office, or at such other place (if any) as is specified for the delivery or receipt of appointments of a proxy in accordance with these Articles, not later than the last time by which the appointment of a proxy must be delivered or received in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which the person proposes to vote and in default the right shall not be exercisable.

53.   Calls in arrears

        Unless the Board otherwise decides, a member shall not be entitled to vote at a
        general meeting either personally or by proxy or (if the member is a corporation)
        by authorised representative in respect of any share held by him or to exercise
        any other right conferred by membership in relation to meetings of the Company
        if any call or other sum presently payable by him to the Company in respect of
        that share remains unpaid.

54.   Objections to voting

        No objection shall be raised as to the qualification of any person to vote or as to
        the admissibility of (or exclusion of) any vote except at the meeting or adjourned
        meeting or poll at which that vote is given or tendered. Any objection shall be
        referred in due time to the chairman of the meeting and shall only vitiate the
        decision of the meeting or poll on any resolution if the chairman decides that the
        same may have affected that decision. The decision of the chairman on such
        matters shall be final and conclusive.

PROXIES

55.   Appointment and form of proxy

55.1   A member may appoint another person as his proxy to exercise all or any of his
        rights to attend and to speak and to vote (both on a show of hands and on a poll)
        on a resolution or amendment of a resolution, or on other business arising, at a
        meeting or meetings of the Company. Unless the contrary is stated in it, the
        appointment of a proxy shall be deemed to confer authority to exercise all such
        rights as the proxy thinks fit.

55.2   A proxy need not be a member of the Company. A member may appoint more
        than one proxy in relation to a meeting, provided that each proxy is appointed to
        exercise the rights attached to different shares held by the member.

55.3   The appointment of a proxy shall not preclude a member from attending and
        voting in person at the meeting or on the poll concerned.

55.4   An appointment of proxy shall be:-

55.4.1 by means of an instrument or contained in an electronic communication;

55.4.2 in any usual or common form or in any other form which the Board may from
        time to time approve; and

55.4.3 executed by the appointor or his agent or, if the appointor is a corporation, by a
        duly authorised officer, attorney or other authorised person or under its common
        seal.

        For the purpose of this Article and Article 56, where the Company has given an
        electronic address in any instrument of proxy or invitation to appoint a proxy, any
        document or information relating to proxies for the meeting (including any
        document to show the validity of, or otherwise relating to, the appointment of a
        proxy, or notice of the termination of the authority of a proxy) may be sent by
        electronic means to that address, subject to any conditions or limitations
        specified in the relevant notice of meeting.

55.5   For the purposes of Article 55.4, the Board may require such reasonable evidence it considers necessary to determine the identity of the member and the proxy, and where the proxy is appointed by a person acting on behalf of the member, the authority of that person to make the appointment.

56.   Deposit of proxy

56.1   Without prejudice to Article 35.3.1.3 the appointment of a proxy shall:-

56.1.1   in the case of an instrument, be delivered personally or by post to the office or such other place within the United Kingdom as may be specified by or on behalf of the Company for that purpose:-

56.1.1.1   in the notice convening the meeting; or

56.1.1.2   in any form of proxy sent by or on behalf of the Company in relation to the meeting,

at least 48 hours before the time fixed for holding the meeting at which the person named in the appointment proposes to vote; or

56.1.2   in the case of an appointment contained in an electronic communication, where an electronic address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:-

56.1.2.1   in the notice convening the meeting;

56.1.2.2   in any form of proxy sent by or on behalf of the Company in relation to the meeting;

56.1.2.3   in any invitation contained in an electronic communication to appoint a proxy issued by or on behalf of the Company in relation to the meeting; or

56.1.2.4   on a website maintained by or on behalf of the Company on which any information relating to the meeting is required by Statute to be kept,

be received at that address not less than 48 hours before the time appointed for holding the meeting at which the person named in the appointment proposes to vote; or

56.1.3   in either case, where a poll is taken more than 48 hours after it is demanded, or in the case of an adjourned meeting to be held more than 48 hours after the time fixed for the original meeting, be delivered or received as set out in Article 56.1.1 or 56.1.2 at least 24 hours before the time appointed for the taking of the poll or (as the case may be) the time fixed for the holding of the adjourned meeting; or

56.1.4   in the case of an instrument, where a poll is not taken at the meeting at which it is demanded but is taken 48 hours or less after it was demanded, or in the case of an adjourned meeting to be held 48 hours or less after the time fixed for the original meeting, be delivered at the meeting at which the poll was demanded or (as the case may be) at the original meeting to the chairman or to the Secretary or to any Director or as directed at the meeting by the chairman, and any appointment of proxy which is not so delivered or received shall be invalid.

56.1.5   In calculating the periods mentioned in this Article 56.1, no account shall be taken of any part of a day that is not a working day.

56.2   Notwithstanding Articles 55 and 56.1, in relation to any shares which are held in uncertificated form the Board may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction (as defined below). The Board may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Board may in addition prescribe the method of determining the time at which any such Uncertificated Proxy Instruction (and/or any related supplement, amendment or revocation) is to be treated as received by the Company or such participant. Notwithstanding any other provision in these Articles, the Board may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of the holder. For the purpose of this Article, "**Uncertificated Proxy Instruction"** means a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Board may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Board (subject always to the facilities and requirements of the relevant system concerned).

56.3   In the case of an appointment executed by an agent of a member who is not a corporation, there shall also be delivered or received, in the manner set out in Article 56.1, the authority under which the appointment is executed or a copy of it certified in accordance with Section 3 of the Powers of Attorney Act 1971. In the case of an appointment signed by an officer or other agent of a corporation, the Board may also require there to be delivered or received, in the manner set out in Article 56.1, the authority under which the appointment is signed, or a notarially certified copy of it, or such other authorities or documents as shall be specified in the notice of the relevant meeting or in any appointment of proxy issued by the Company in connection with the relevant meeting.

56.4   If the appointment of proxy is not delivered or received in the manner required above, the appointment shall not be treated as valid and the person named in the appointment of proxy shall not be entitled to vote in respect of the shares in question.

56.5   No appointment of proxy shall be valid after the expiration of 12 months from the date stated in it as the date of its execution, except a power of attorney containing a power to act and vote for a member at meetings of the Company, and such a power, if duly notified to the Company once, shall not need to be delivered to or received by the Company again.

56.6   If two or more valid appointments of proxy are received in respect of the same share for use at the same meeting or on the same poll, the one which was executed last shall be treated as replacing and revoking the others. If the Company is unable to determine which was executed last, none of them shall be treated as valid in respect of that share.

56.7   An appointment of a proxy shall, unless the contrary is stated on the proxy, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment of a meeting) which has been duly delivered for the purposes of any meeting shall not require to be delivered again in relation to any subsequent meetings to which it relates.

56.8   An appointment of proxy shall be deemed to include the right to speak, to demand or join in demanding a poll and to vote at the meeting for which the proxy is given as the proxy thinks fit.

56.9   Notwithstanding any other provision of these Articles, an appointment of proxy sent by electronic communications will not be taken as being validly delivered or received where the electronic communication cannot be read or opened or contains a computer virus.

57.   Termination of authority of proxy

A vote given or poll demanded by proxy or by an authorised representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll or (until entered in the Register) the transfer of the share in respect of which the appointment of the relevant person was made unless notice of the termination or transfer shall have been received as mentioned in the next sentence at least 24 hours before the time fixed for the meeting or adjourned meeting or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time fixed for the taking of the poll at which the vote is cast. Such notice of termination shall be either by means of an instrument delivered to the Office or to such other place within the United Kingdom as may be specified by or on behalf of the Company in accordance with Article 56.1 or contained in an electronic communication received at the address (if any) specified by or on behalf of the Company in accordance with Article 56.2 regardless of whether any relevant proxy appointment was effected by means of an instrument or contained in an electronic communication. For the purpose of this Article, an electronic communication which contains such notice of determination need not comprise writing if the Board has determined that the electronic communication which contains the relevant proxy appointment need not comprise writing.

DIRECTORS

58.   Number of Directors

Unless otherwise determined by ordinary resolution, the number of Directors (other than alternate Directors) shall not be subject to any maximum. The minimum number of Directors shall be two.

59.   Directors shareholding qualification

A Director shall not be required to hold any shares of the Company by way of qualification.

APPOINTMENT AND RETIREMENT OF DIRECTORS

60.   Age limit

Any provisions of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate the office of Director on account of his having reached the age of 70 or any other age or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age shall not apply to the Company.

61.   Eligibility for election

No person other than a Director retiring at the meeting shall be eligible for appointment as a Director at any general meeting unless he is recommended by the Board for election, or unless not less than seven nor more than 42 days before the day appointed for the meeting there shall have been given to the Company notice in an instrument, executed by a member (other than the person to be proposed) entitled to attend and vote at the meeting, of his intention to propose such person for appointment, and also notice in writing signed by the person to be proposed of his willingness to be appointed. The notice to be lodged by the proposing member shall state the particulars of the nominee which would, if he were appointed, be required to be included in the Company's register of Directors.

62.   Appointment by ordinary resolution or by Directors

Subject to these Articles, the Company may by ordinary resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. In addition, the Board may at any time appoint any person to be a Director either to fill a casual vacancy or as an additional Director. In either case, the total number of Directors shall not at any time exceed the maximum number (if any) fixed by, or in accordance with, these Articles. Any person so appointed by the Board shall hold office only until the next annual general meeting and shall then be eligible for re-appointment, but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

63.   Separate resolutions for appointment of each Director

A resolution of a general meeting for the appointment of a Director shall relate to one named person and a single resolution for the appointment of two or more persons as Directors shall be void, unless a resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.

64.   Retirement of Directors by rotation

At each annual general meeting at least one-third of the Directors (excluding those required to retire at that annual general meeting under Article 62) or, if their number is not three or an integral multiple of three, the number nearest to but not exceeding one-third, shall retire from office but so that if there are fewer than three Directors who are subject to retire by rotation, one shall retire from office. Notwithstanding anything else in these Articles, each Director must retire at the third annual general meeting following his last appointment or re-appointment in a general meeting.

65. Selection of Directors to retire

65.1 Subject to the Statutes and these Articles, the Directors to retire by rotation shall include (so far as necessary to obtain the number required) any Director who wishes to retire and not to offer himself for re-appointment. Any further Directors to retire by rotation shall be those of the other Directors who have been longest in office since their last appointment or re-appointment, but as between persons who were last appointed or re-appointed Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

65.2 The Directors to retire on each occasion shall be determined by the composition of the Board at the date of the notice convening the annual general meeting and no Director shall be required to retire, or be relieved from retiring, by reason of any change in the number or identity of the Directors after the date of such notice but before the close of the meeting. The names of the Directors to retire by rotation shall be stated in the notice of the annual general meeting or in any document accompanying it.

65.3 A Director retiring under Article 62 or 64 shall be eligible for re-appointment

66. When Directors deemed to be re-appointed

The Company may at the meeting at which a Director retires under any provision of these Articles, by ordinary resolution fill the office being vacated by electing to that office the retiring Director or some other person eligible for appointment. In the absence of such a resolution, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost. If the Director is not re-appointed or deemed to have been re-appointed, he shall retain office until the meeting resolves to appoint another person in his place or not to fill the vacancy, or the resolution to appoint him is put to the meeting and lost, or otherwise until the end of the meeting.

67. Additional powers of the Company

The Company may by special resolution remove any Director from office notwithstanding any provision of these Articles or of any contract between the Company and such Director (but without prejudice to any claim he may have for damages for breach of any such contract) and by ordinary resolution appoint another person in place of a Director so removed from office, and any person so appointed shall be treated, for the purpose of determining the time at which he or any other Director is to retire by rotation, as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment, the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

68. Disqualification of a Director

The office of a Director shall be vacated if:-

68.1 he is removed as, ceases to be or is prohibited from being a Director under any provisions of the Statutes or these Articles;

68.2   he resigns by notice delivered to the Secretary at the Office or tendered at a Board meeting, in which event he shall vacate that office on the delivery of that notice or at such later time as is specified in the notice;

68.3   he becomes bankrupt or insolvent, has an interim receiving order made against him, makes any arrangement or composition with his creditors generally or applies to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

68.4   he is, or may be, suffering from mental disorder and/or either he is admitted to hospital for treatment, or an order is made by a court (whether in the United Kingdom or elsewhere) having jurisdiction in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs and, in either case, the Board resolves that his office be vacated; or

68.5   having been appointed for a fixed term, the term expires; or

68.6   he is absent from meetings of the Board for six consecutive months without leave and his alternate Director (if any) has not, during such period, attended in his place and the Board resolves that his office be vacated; or

68.7   he is removed from office by notice in an instrument given to him and executed by all his co-Directors (or their alternates), but so that in the case of a Director holding an executive office which automatically determines on his ceasing to be a Director such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages in respect of the consequent termination of his executive office.

68.8   If the office of a Director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the Board.

69.   Executive office

69.1   The Board may appoint one or more Directors to hold any employment or executive office (including that of chairman, managing director or chief executive) on such terms and for such period (subject to the Statutes) as it may determine and may at any time revoke or terminate any such appointment, without prejudice to any claim under any contract entered into in any particular case.

69.2   The appointment of any Director to any executive office shall automatically terminate if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

ALTERNATE DIRECTORS

70.   Power to appoint alternate Directors

        Any Director (other than an alternate Director) may appoint any person (including another Director) to be his alternate Director, and may remove him from that office. The appointment as an alternate Director of any person who is not himself a Director shall be subject to the approval of the majority of the other Directors or a resolution of the Board. Any of the Directors may appoint the same alternate Director.

71.   Formalities for appointment and termination

71.1   Every appointment and removal of an alternate Director shall be made by notice to the Company executed by the Director making the appointment or removal (or in any other manner approved by the Board) and shall, be effective (subject to Article 70) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the Office or at a Board meeting or in the case of a notice contained in an electronic communication be at such address (if any) for the time being notified by or on behalf of the Company for the purpose.

71.2   The appointment of an alternate Director shall determine on the happening of any event which, if he were a Director, would cause him to vacate such office or if his appointor ceases to be a Director (otherwise than by retirement by rotation or otherwise at a general meeting at which he is re-appointed or deemed to be re-appointed) or if the approval of the Directors to his appointment is withdrawn.

71.3   An alternate Director may, by giving notice to the Company, executed by him, resign such appointment.

72.   Alternate to receive notices

An alternate Director shall be entitled to receive notices of Board meetings and of all meetings of committees of which the Director appointing him is a member to the same extent as the Director appointing him and shall be entitled to attend and vote as a Director and be counted for the purposes of a quorum at any such meeting at which the Director appointing him is not personally present, and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director. For the purposes of the proceedings at such meeting, these Articles shall apply as if he (instead of his appointor) were a Director. If he shall himself be a Director, or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall count as only one for the purpose of determining whether a quorum is present. If his appointor is for the time being absent from the United Kingdom, or temporarily unable to act through ill-health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

73.   Alternate may be paid expenses but not remuneration

An alternate Director shall be entitled to be repaid expenses, and to be indemnified, by the Company to the same extent as if he were a Director, but he shall not be entitled to receive from the Company any remuneration in respect of his services as an alternate Director, except such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct.

74.   Alternate not an agent of appointor

Except as otherwise expressly provided in these Articles, an alternate Director shall be subject in all respects to these Articles relating to Directors. Accordingly, except where the context otherwise requires, a reference to a Director shall be deemed to include a reference to an alternate Director. An alternate Director shall be responsible to the Company for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him.

REMUNERATION, EXPENSES AND PENSIONS

75.   Directors' fees

The fees of the Directors for their services as Directors shall not exceed in aggregate £600,000 per annum (or such higher amount as the Company may from to time by ordinary resolution determine). Subject to this limit, each such Director shall be paid a fee (to accrue from day to day) at such rate as is from time to time determined by the Board. Any fee payable under this Article shall be distinct from any remuneration or other amounts payable to a Director under other provisions of these Articles.

76.   Directors' remuneration

Any Director who holds any executive office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity) or who serves on any committee or who acts as trustee of a retirement benefits scheme or employees' share scheme or who otherwise performs services which, in the opinion of the Board are beyond the ordinary duties of a Director may be paid such extra remuneration by way of salary, commission or otherwise as the Board may determine.

77.   Expenses

The Company will pay to any Director all proper and reasonable expenses incurred by him in attending and returning from meetings of the Directors or of any committee or general meetings or otherwise in connection with the business of the Company or in the performance of his duties as a Director.

78.   Pensions and other benefits

The Board shall have power to pay, provide or procure the grant of retirement, death or disability benefits, annuities or other allowances, emoluments, benefits or gratuities to any person who is or has been at any time Director of, or in the employment or service of, the Company or of any other undertaking which is or was at some time:-

78.1   the parent undertaking of the Company; or

78.2   a subsidiary undertaking of the Company or of such parent undertaking; or

78.3   otherwise associated with the Company or any such parent or subsidiary undertaking,

or of any predecessor in business of the Company or of any such parent or subsidiary undertaking or associate and to the families and other relatives or dependants of any such person. For that purpose the Board may establish and maintain or participate in or contribute to any trust, scheme, association, arrangement or fund or pay premiums.

GENERAL POWERS OF DIRECTORS

79.   Business to be managed by the Directors

The business and affairs of the Company shall be managed by the Board which, subject to the Statutes, the memorandum of association of the Company and these Articles and any directions (not being inconsistent with the Statutes, memorandum or these Articles) given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these Articles and no such resolution shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that resolution had not been passed. The general powers given by this Article shall not be limited by any special authority or power given to the Board by these Articles or any resolution of the Company.

80.   Provision for employees

The Board may exercise any of the powers conferred by the Statutes to make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiaries.

81.   Local boards

81.1   The Board may make such arrangements as it thinks fit for the management and transaction of the Company's affairs in any specified locality, whether in the United Kingdom or elsewhere, and, without prejudice to the generality of the foregoing, may:-

81.1.1 establish any divisional or local boards, committees or agencies for managing any of the affairs of the Company and may appoint any one or more of the Directors, or any other persons, to be members of such boards, committees, or agencies, or to be managers or agents, and may fix their remuneration;

81.1.2 delegate to any divisional or local board or committee, manager or agent any of its powers, authorities and discretions (with power to sub-delegate);

81.1.3 authorise the members of any divisional or local boards or committees or any of them to fill any vacancies in them, and to act notwithstanding vacancies.

81.2   Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any such delegation, but no person dealing in good faith shall be affected by the revocation or variation.

82.   Powers of attorney and agents

The Board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in the Board) and on such terms as the Board determines and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). Any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit. The Board may revoke or vary such appointment, but no person dealing in good faith shall be affected by the revocation or variation.

83.   Signature on cheques, etc

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Board (or any duly authorised committee of the Board) shall from time to time determine.

DIRECTORS' INTERESTS

84.   Directors' interests and voting

84.1   Subject to the Statutes, a Director shall not be disqualified by his office from entering into any contract or other arrangement with the Company or in which the Company is interested, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company or as vendor, purchaser or otherwise; nor shall a contract entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so interested be liable to account to the Company for any benefit resulting from the contract, by reason of the Director holding that office or of the fiduciary relationship established by his holding that office.

84.2   A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period (subject to the Statutes) and upon such terms as the Board may decide and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the Board may decide, either in addition to or in lieu of any remuneration under any other provision of these Articles.

84.3   A Director may be or become a member or director of, or hold any other office or place of profit under, or otherwise be interested in, any other company in which the Company may be interested and shall not be liable to account to the Company for any benefit received by him as a member or director of, or holder of any other office or place of profit under, or his other interest in, that company.

84.4   The Board may cause the voting rights conferred by the shares in any company held or owned by the Company to be exercised in such manner in all respects as they think fit (including, without limitation, the exercise of that power in favour of any resolution appointing the Directors or any of them as directors or officers of (or to any other position in) such company, or voting or providing for the payment of any benefit to the directors or officers of, or holders of any other position in, such company).

84.5   A Director may act by himself or his firm in a professional capacity for the Company (except as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

85.   Directors' interests

85.1   A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company or any subsidiary undertaking of the Company shall declare the nature of his interest at the Board meeting at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists or, in any other case, at the first Board meeting after he knows that he is or his become so interested.

85.2   For the purposes of this Article, a general notice given to the Board that a Director is:-

85.2.1 a member of a specified company or firm and is to be regarded as interested in any other contract which may after the date of the notice be made with that company or firm; or

85.2.2 to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected (within the meaning of Section 252 of the 2006 Act) with him,

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contracts or arrangements, provided that no such notice shall be effective unless either it is given at a Board meeting or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

85.3   For the purpose of this Article and Article 86:-

85.3.1 an interest of a person who is connected with a Director (within the meaning of Section 252 of the 2006 Act) shall be treated as an interest of the Director and, in relation to an alternate, an interest of his appointor shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has;

85.3.2 an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

85.3.3 references to a contract includes any proposed contract and any transaction or arrangement whether or not constituting a contract.

86.   Director's entitlement to vote

86.1   A Director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying the terms of appointment), or the termination of the appointment, or as the holder of any office or place of profit with the Company or any undertaking in which the Company is interested. Where proposals for such resolutions relate to two or more Directors, those proposals may be divided and a resolution may be put in relation to each Director separately and in such case each of the Directors concerned (if not otherwise debarred from voting) shall be entitled to vote (and be counted in the quorum) in respect of each resolution, except that concerning him.

86.2   Without limiting Article 86.1 (and save as provided in Article 86.5), a Director shall not vote (or be counted in the quorum) in respect of any contract or arrangement or any other proposal in which he has an interest which (together with any interest of any person connected with him) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company.

86.3   If any question arises at any meeting as to the materiality of a Director's interest, or as to the entitlement of any Director to vote or be counted in a quorum, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting (or, if the Director concerned is the chairman, to the other Directors at the meeting) and his ruling in relation to any Director other than himself (or, as the case may be, the ruling of the majority of the other Directors in relation to the chairman) shall be final and conclusive, except in a case where the nature or extent of the interests of the Director concerned, so far as known to him, has not been fairly disclosed.

86.4   Subject to the Statutes, the Company may by ordinary resolution suspend or relax the restrictions in Articles 86.1 and 86.2 to any extent or ratify any contract or other arrangement not duly authorised by reason of a contravention of those Articles.

86.5   The prohibition in Articles 86.1 and 86.2 shall not apply and a Director may (in the absence of some other material interest) vote and be counted in the quorum in respect of any resolution concerning any of the following matters:-

86.5.1   the giving of any guarantee, security or indemnity in respect of:-

86.5.1.1   money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

86.5.1.2   a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

86.5.2   any contract concerning the subscription or purchase by him of shares, debentures or other securities of the Company under an offer or invitation to members or debenture holders of the Company, or any class of them, or to the public or any section of the public;

86.5.3   any contract concerning any issue or offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase, in respect of which he is or may be entitled to a participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

86.5.4   any contract concerning another company in which he is interested, directly or indirectly, and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him) does not hold an interest in shares (as that term is used in Sections 791 to 828 of the 2006 Act) representing one per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purposes of this Article to be a material interest in all circumstances);

86.5.5   any contract for the benefit of employees of the Company or of any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the contract or arrangement relates; and

86.5.6   any contract concerning the purchase or maintenance of insurance either for or for the benefit of any Director or for persons who include Directors.

87.   Directors' interests other than in relation to transactions or arrangements with the Company

87.1   The Directors may authorise any matter proposed to them which would, if not so authorised, involve a breach of duty by a Director under section 175 of the 2006 Act.

87.2   Any authorisation under Article 87.1 will be effective only if:

87.2.1   any requirement as to the quorum at the meeting or part of the meeting at which the matter is considered is met without counting the Director in question or any other Director interested in the matter under consideration; and

87.2.2   the matter was agreed to without such Directors voting or would have been agreed to if such Directors' votes had not been counted.

87.3   The Directors may give any authorisation under Article 87.1 upon such terms and conditions as they think fit.

87.4   For the purposes of Article 87.1 a conflict of interest includes a conflict of interest and duty and a conflict of duties, and "**interest**" includes both direct and indirect interests.

88.   Confidential information and attendance at Directors' meetings

88.1   A Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director of the Company and in respect of which he owes a duty of confidentiality to another person. In particular the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the 2006 Act because he:

88.1.1   fails to disclose any such information to the Directors or to any Director or other officer or employee of the Company; and/or

88.1.2   does not use or apply any such information in performing his duties as a Director of the Company.

However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this Article 88.1 applies only if the existence of that relationship has been authorised by the Directors under Article 86A.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given).

88.2   Where the existence of a Director's relationship with another person has been authorised by the Directors under Article 88.1 and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company by virtue of Sections 171 to 177 of the 2006 Act because he:

88.2.1   absents himself from meetings of the Directors or a committee of Directors at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

88.2.2 makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company,

for so long as he reasonably believes such conflict of interest (or possible conflict of interest) subsists.

88.3 The provisions of Articles 88.1 and 88.2 are without prejudice to any equitable principle or rule of law which may excuse the Director from:

88.3.1 disclosing information, in circumstances where disclosure would otherwise be required under these Articles; and/or

88.3.2 attending meetings or discussions or receiving documents and information as referred to in Article 88.2, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.

PROCEEDINGS OF THE BOARD

89. Board meetings

89.1 Subject to the provisions of these Articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A Director may, and the secretary at the request of a Director shall, at any time summon a Board meeting.

89.2 Notice of a Board meeting shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent by instrument to him at his last known address or any other address given by him to the Company for this purpose or given using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose. A Director absent or intending to be absent from the United Kingdom may request that notices of Board meetings shall, during his absence, be sent by instrument or using electronic communication to him at an address given by him to the Company for this purpose but, in the absence of any such request, it shall not be necessary to give notice of a Board meeting to any Director for the time being absent from the United Kingdom. A Director may waive notice of any meeting either prospectively or retrospectively. Any electronic communication given under this Article need not comprise writing if the Board so determines.

89.3 Notwithstanding the first sentence of Article 89.1, a Board meeting may consist of a conference between Directors who are not all in one place, provided that each Director who participates is able, directly or by telephonic or other communication (whether in use when these Articles are adopted or developed subsequently), to speak to each of the others and to be heard by each of the others simultaneously. A Director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating in the conference is assembled, or, if there is no such group, at the place from where the chairman of the meeting participates.

90.   Quorum, competence and voting

90.1   The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two. A Board meeting at which a quorum is present shall be competent to exercise all powers and discretions for the time being vested in or exercisable by the Board.

90.2   Questions arising at any meeting shall be determined by a majority of votes. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

91.   Powers of Directors if number falls below minimum

The continuing Directors or Director at any time may act notwithstanding any vacancies in their number, but if, and so long as, the number of Directors is less than the number fixed as the necessary quorum for Board meetings, the continuing Directors or Director may act for the purpose of filling up such vacancies or calling general meetings of the Company, but not for any other purpose. If there are no Directors or Director able or willing to act, then any two members may call a general meeting for the purpose of appointing Directors.

92.   Chairman

The Board may appoint a chairman and one or more deputy chairmen and determine the period for which each is to hold office. The Board may also revoke any such appointment. The chairman or, in his absence, any deputy chairman (determined as between the deputy chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Board) shall preside at Board meetings. If no chairman or deputy chairman shall have been appointed, or if at any meeting none of them be present within five minutes after the time fixed for holding the meeting or is willing to act as chairman of the meeting, the Directors present may choose one of their number to be chairman of the meeting.

93.   Resolutions in writing

A resolution in writing, executed by all the Directors entitled to notice of and to vote at a Board meeting (provided that their number is sufficient to constitute a quorum) shall be as valid and effective as a resolution passed at a Board meeting duly convened and held. For this purpose:-

93.1   a resolution may be by means of an instrument or contained in an electronic communication sent to such address (if any) for the time being notified by the Company for that purpose;

93.2   a resolution may consist of several instruments, each executed by one or more Directors, or several electronic communications or a combination of both;

93.3   a resolution executed by an alternate Director need not also be executed by his appointor; and

93.4 a resolution executed by a Director who has appointed an alternate Director need not also be executed by the alternate Director in that capacity.

94. Delegation of powers

94.1 The Board may entrust to and confer upon any Director any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion, of its own powers, and may revoke, withdraw or vary all or any of such powers.

94.2 The Board may delegate any of its powers, authorities or discretions to a committee. Any such committee shall, unless the Board otherwise resolves, have power to sub-delegate to any sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more of the Directors and (if thought fit, and subject to Article 94.3) one or more other persons co-opted to the committee. Any such delegation shall be made on such terms and conditions as the Board thinks fit and either collaterally with, or to the exclusion of, the Board's own powers, and may be revoked or altered.

94.3 Any committee or sub-committee so formed shall, in the exercise of the powers so delegated, conform to any regulations which may be imposed on it by the Board. Any such regulations may provide for, or authorise, the co-option to the committee or sub-committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee or sub-committee provided that the majority of the members of the committee are Directors, and no resolution of the committee shall be effective unless a majority of the members of the committee present at the meeting are Directors or alternates of Directors.

95. Proceedings of committees

The meetings and proceedings of any such committee with two or more members shall be governed by any regulations made by the Board under Article 94.3 and (subject to any such regulations) such of the provisions of these Articles regulating the meetings and proceedings of the Board as are capable of applying.

96. Validity of proceedings in spite of formal defect

All acts done by a meeting of the Board or of any committee or by a person acting as a Director or a member of a committee shall, as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment or continuance in office of any member of the Board or committee or person so acting, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified to be, and had continued to be, a Director or member of the committee and had been entitled to vote.

BORROWING POWERS

97.   General power to borrow

Subject as provided in these Articles, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property, assets (present and future) and uncalled capital and, subject to and in accordance with the Statutes, to issue debentures and other securities, whether outright or as collateral security for any guarantee, debt, liability or obligation of the Company or of any third party.

98.   Maximum limit on borrowings

The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount of all borrowings by the Group (as defined in Article 99.1) outstanding at any time (exclusive of any borrowings which are owed by any Group company (as so defined) to another Group company and subject to Articles 99.2 and 99.5 below) shall not without the previous sanction of an ordinary resolution of the Company exceed an amount equal to four times the Adjusted Capital and Reserves (as so defined).

99.   Interpretation of Articles 98 to 103

99.1   For the purposes of the provisions of these Articles relating to borrowing powers:-

99.1.1 **Adjusted Capital and Reserves** shall mean the aggregate of:-

99.1.1.1   the amount paid up or credited as paid up on the issued share capital of the Company and on any share capital that has been unconditionally allotted but not issued; and

99.1.1.2   the amounts standing to the credit of the reserves of the Group (including any share premium account, capital redemption reserve and revaluation reserve) after adding any credit balance or deducting any debit balance on the profit and loss account,

in each case as shown in the Latest Accounts but after:-

99.1.1.3   making such adjustments as may be appropriate to reflect any variations since the date of the Latest Accounts in such share capital or reserves and so that for this purpose if the Company proposes to issue or has issued any shares for cash and the issue has been underwritten or agreed to be subscribed or taken up then these shares shall be deemed to have been allotted and the amount (including any premium) of the subscription moneys or consideration payable (not being moneys payable later than six months after the date of allotment) shall be deemed to have been paid up on the date when the issue of such shares was underwritten or agreed to be subscribed or taken (or, if such underwriting or subscription or purchase was conditional, on the date when it becomes unconditional);

99.1.1.4 making such adjustments as may be appropriate to reflect any variations since the date of the Latest Accounts in the interests of the Company in its subsidiary undertakings (including any undertaking which was not a subsidiary undertaking at that date but which is so as at the relevant time) and any undertaking which was a subsidiary undertaking at the date of the latest accounts but which is no longer so at the relevant time and any variations as a result of the transaction in relation to which the calculation falls to be made;

99.1.1.5 excluding any sums attributable to outside interests in any subsidiary undertaking;

99.1.1.6 deducting any distributions declared, recommended or made by a Group company (to a person other than another Group company) out of profits earned up to and including the date of the Latest Accounts (to the extent that any such distributions are not provided for in such Accounts);

99.1.1.7 making such other adjustments (if any) as the auditors may consider appropriate.

99.1.2 **Borrowings** shall, subject to Articles 99.1.2.8 to 99.1.2.12, be deemed to include the following:-

99.1.2.1 the principal amount for the time being outstanding and owing by a Group company in respect of any loan capital (whether secured or unsecured and whether issued for cash or otherwise) owned otherwise than by a Group company;

99.1.2.2 the principal amount raised by any Group company by acceptances under any acceptance credit opened on its behalf and in its favour by any bank or accepting house (not being acceptances in respect of the purchase or sale of goods or the provision of services in the ordinary course of business which are outstanding for six months or less);

99.1.2.3 the nominal amount of any share capital and the principal amount of any debenture or borrowings of any person to the extent that the payment or redemption or repayment is the subject of a guarantee or indemnity or security given by a Group company or which any Group company may be required to purchase but excluding any such share capital which is for the time being beneficially owned by, and any such borrowings which are for the time being owed to, a Group company;

99.1.2.4 the nominal amount of any share capital (other than equity share capital) of any subsidiary undertaking owned otherwise than by any Group company;

99.1.2.5 any fixed or minimum premium payable on final redemption or repayment of any debentures, share capital or other borrowing or deemed borrowings falling to be taken into account;

99.1.2.6 any amount in respect of a finance lease payable by a Group company which would be shown as being so payable in a balance sheet prepared in accordance with the accounting principles used in the preparation of the Latest Accounts, and so that for these purposes finance lease means a contract between a lessor and a Group company as lessee or sub-lessee where substantially all the risks and rewards of the ownership of the asset leased or sub-leased are to be borne by the lessee or sub-lessee; and

99.1.2.7   any part of the purchase price of any asset acquired by any Group company, the payment of which is deferred beyond the date of completion of the conveyance, assignment or transfer of the legal title to such assets, or, if no such conveyance, assignment or transfer is to take place within six months after the date on which the contract for such purchase is entered into or (if later) becomes unconditional, beyond that date,

but to exclude the following:-

99.1.2.8   borrowings by a Group company to finance any contract in respect of which any part of the price receivable under the contract by that or any other Group company is guaranteed or insured by any government, governmental agency or body or by a person (not being a Group company) carrying on the business of providing credit insurance, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;

99.1.2.9   borrowings by a Group company before, and outstanding after, it becomes a subsidiary undertaking of the Company and amounts secured on an asset before, and remaining so secured after, it is acquired by a Group company until six months after the undertaking becomes a subsidiary undertaking or the asset is acquired, as the case may be;

99.1.2.10   any guarantee or indemnity given by any Group company in respect of any amount or obligation deemed not to be moneys borrowed under this Article; and

99.1.2.11   any amount payable under any hire purchase agreement, credit sale agreement, operating lease or similar agreement which is not a finance lease for the purposes of Article 99.1.2.6 above; and

99.1.2.12   borrowings incurred by a Group company for the purposes of repaying within six months of the borrowing all or any part of any borrowing made by it or another Group company, pending their application for that purpose during the period;

99.1.3   "**Excepted Foreign Currency Borrowings**" means borrowings denominated or repayable in a currency other than sterling which have the benefit of an HM Treasury exchange cover scheme, forward currency contract, currency option, back-to-back loan, swap or other arrangement taken out or entered into to reduce the risks associated with fluctuations in the exchange rates;

99.1.4   "**Group**" means the Company and its subsidiary undertakings from time to time and "**Group company**" means any undertaking in the Group;

99.1.5 "**Latest Accounts**" means:-

99.1.5.1 the latest audited balance sheet of the Company; or

99.1.5.2 (where the Company prepares an audited consolidated balance sheet in respect of the Group), the latest audited consolidated balance sheet of the Group

together, in either case, with the latest audited balance sheet of any subsidiary undertaking of the Company which is not included above (and so that if the Company prepares its main audited consolidated balance sheet in accordance with one accounting convention and a supplementary balance sheet in accordance with another convention the main one shall be taken as the audited consolidated balance sheet for the purposes of this Article);

99.1.6 "**outside interests**" means the proportion of the nominal amount of the issued equity share capital of a partly owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company;

99.1.7 "**subsidiary undertaking**" means a subsidiary undertaking of the Company.

99.2 For the purposes of any calculation under this Article:-

99.2.1 borrowings by a partly owned subsidiary undertaking and not owing to another Group company shall (notwithstanding Article 99.1.2) be taken into account subject to the exclusion of a proportionate amount of such borrowings corresponding to the outside interests;

99.2.2 borrowings owing to a partly owned subsidiary undertaking by another Group company shall, subject to Articles 99.1.2 and 99.2.3, be taken into account to the extent of the proportionate amount of such borrowings corresponding to the outside interests; and

99.2.3 in the case of borrowings and moneys owing to a partly owned subsidiary undertaking by another partly owned subsidiary undertaking, the proportion which would otherwise be taken into account under Article 99.2.2 shall be reduced by the exclusion of a proportionate amount of such borrowings corresponding to the outside interests in the borrowing subsidiary undertaking;

99.2.4 no amount shall be taken into account more than once in any calculation of moneys borrowed; and

99.2.5 any borrowing denominated or repayable, or any cash deposited, in a currency other than sterling shall:-

99.2.5.1 with the exception of Excepted Foreign Currency Borrowings, be translated into sterling at the rate of exchange in London at the close of business on the last business day before the date on which the calculation is made or, if it would result in a lower figure, at the rate of exchange in London at the close of business on the date of the Latest Accounts and so that, for these purposes, the rate of exchange in London shall be taken as the spot rate quoted by a London clearing bank selected by the Board for the purchase by the Company of the currency and amount in question for sterling; and

99.2.5.2 in the case of any Excepted Foreign Currency Borrowings, at the rate of exchange applicable to such borrowings on their repayment to the extent that such rate is fixed under the scheme or other arrangement in connection with which the borrowing arises, provided that, where it is not possible to determine such rate, the borrowing shall be translated into sterling on such basis as may be agreed with, or determined by, the auditors or otherwise in accordance with the provisions of Article 99.2.5.1.

99.3 In determining the amount of any borrowings or debentures or of any share capital for the purpose of this Article there shall be taken into account the nominal or principal amount thereof (or, in the case of partly-paid debentures or shares, the amount for the time being paid up thereon) together with any fixed or minimum premium payable on final repayment or redemption.

99.4 If moneys are borrowed or debentures or shares are issued on terms that they may be repayable or redeemable (or that any Group company may be required to purchase them) earlier than their final maturity date (whether by exercise of an option on the part of the issuer or the creditor (or a trustee for the creditor) or the shareholder, by reason of a default or for any other reason) at a premium or discount to their nominal or principal amount then there shall be taken into account the amount (or the greater or greatest of two or more alternative amounts) which would, if those circumstances occurred, be payable on such repayment, redemption or purchase at the date as at which the calculation is being made.

99.5 There shall be offset against the amount of the borrowings any amounts beneficially owned by a Group company which represent the value of cash deposited and which would be shown as a current asset in a balance sheet prepared in accordance with the accounting principles used in the preparation of the Latest Accounts, subject, in the case of any such items which are beneficially owned by a partly owned subsidiary undertaking, to the exclusion of a proportionate amount of those items corresponding to outside interests in that subsidiary undertaking. For these purposes, cash deposited means an amount equal to the aggregate for the time being of all cash deposits with any bank or other person (not being a Group company), the realisable value of any certificates issued by governments and companies and other readily realisable deposits.

100. Fluctuating rates of exchange

The Company shall not be in breach of the borrowing limit under these Articles by reason of the limit being exceeded as a result only of any fluctuation in rates of exchange provided that within six months of the Board becoming aware of any such fluctuation or change which would but for this provision have caused such a breach, the aggregate principal amount of all borrowings by the Group in accordance with this Article is reduced to an amount not exceeding the said limit.

101. Changes in legislation

If as a result of any change in legislation relating to or affecting taxation matters, any amount payable by a Group company in respect of any finance lease shall increase and, if in consequence the borrowing limit under these Articles is exceeded, an amount of moneys borrowed equal to the excess may be disregarded until the expiration of six months after the date on which the Board becomes aware that such a situation has arisen.

102.   Validity of borrowing arrangements

No person dealing with the Company or any of its subsidiary undertakings shall be concerned to see or inquire whether the borrowing limit imposed under these Articles is observed, and no debt incurred or security given in excess of such limit shall be void or voidable at the instance of the Company or any other Group company unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the limit had been or would thereby be exceeded.

103.   Certification of auditors

A certificate or report by the auditors as to the amount of Adjusted Capital and Reserves or the amount of borrowings or to the effect that the limit imposed by these Articles has or has not been or will or will not be exceeded at any particular time or times shall be conclusive evidence of the amount or of that fact.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

104.   Secretary

The Secretary shall be appointed by the Board on such terms and for such period as it thinks fit. Any Secretary so appointed may be removed from office by the Board at any time, but without prejudice to any claim for damages for breach of any contract between him and the Company. If thought fit, the Board may appoint two or more persons as joint secretaries, and may also appoint one or more deputy and/or assistant secretaries, in each case on such terms as it thinks fit.

105.   Authentication of documents

Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any document affecting the constitution of the Company (including its memorandum and the Articles) and any resolution passed by the Company or the holders of any class of shares or the Board or a committee of the Board and any books, records, documents and accounts relating to the business of the Company, and to certify copies of them or extracts from them as true copies or extracts and any such authentication or certification shall be conclusive and binding on all concerned.

SEALS

106.   Seals

106.1   The Board shall provide for the safe custody of the seal and any securities seal and neither shall be used without the authority of the Board.

106.2   The Board may determine who shall sign any instrument to which the seal is affixed, either generally or in relation to a particular instrument or type of instrument, and may also determine, either generally or in any particular case, that such signatures shall be dispensed with.

106.3 Unless otherwise decided by the Board:-

106.3.1 certificates for shares, debentures or other securities of the Company issued under seal need not be signed; and

106.3.2 every other instrument to which a seal is affixed shall be signed autographically or manually on behalf of the Company by two of the Directors, or by a Director and the Secretary.

106.4 Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document.

106.5 A document signed, with the authority of the Board, by a Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under seal.

107. Official seal for use abroad

The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and those powers shall be vested in the Board.

MINUTES AND BOOKS

108. Minutes and books

108.1 The Board shall cause minutes to be made in books kept for the purpose of:-

108.1.1 all appointments of officers made by the Board;

108.1.2 the names of the Directors (or their alternates) and any other persons present at each meeting of the Board and of any committee of the Board; and

108.1.3 all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the Board and of any committee of the Board.

108.2 Any such minutes shall be conclusive evidence of any such proceedings if signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting.

DIVIDENDS

109. Declaration of dividends

The Company may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, and may fix the time for payment of such dividends, but no dividend shall exceed the amount recommended by the Directors.

110.   Interim dividends

Subject to the Statutes, the Board may pay interim dividends (including any dividend payable at a fixed rate) if it appears to the Board that they are justified by the financial position of the Company. If at any time the share capital of the Company is divided into different classes, the Board may pay interim dividends on shares which rank after shares conferring preferred rights with regard to dividends as well as on shares with preferred rights unless at the time of a payment a preferential dividend is in arrears. If the Board acts in good faith, none of the Directors shall incur any liability to the holders of any shares for any loss they may suffer by the lawful payment of any dividend on any shares with rights ranking after or pari passu with those shares.

111.   Calculation and currency of dividends

111.1   Unless and to the extent that the rights attached to, or the terms of issue of, any share otherwise provide:-

111.1.1 all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid (provided that, in accordance with Article 131, no amount paid on a share in advance of calls shall be treated as paid on that share); and

111.1.2 dividends may be declared or paid in any currency.

111.2   The Board may agree with any member that dividends which may at any time or from time to time be declared or become due on his share in one currency shall be paid or satisfied in another, and may agree the basis for conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

112.   Dividends not to bear interest

No dividend or other moneys payable by the Company on or in respect of a share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

113.   Permitted deductions

The Board may deduct from any dividend or other moneys payable to any member (either alone or jointly with another), on or in respect of a share all such sums (if any) presently payable by him (either alone or jointly with another), to the Company on account of calls or otherwise in relation to shares of the Company.

114.   Waiver of dividends

The waiver, in whole or in part, of any dividend on any share by any document shall be effective only if such document is executed by the holder (or the person entitled to the share in consequence of a transmission event) and delivered to the Company and if, or to the extent that, the same is accepted as such or acted upon by the Company.

115.   Manner of payment of dividends

115.1   Any dividend or other moneys payable in respect of a share may be paid to the member or to such other person as the member (or, in the case of joint holders of a share, all of them) may direct by notice given to the Company. Such dividend or other moneys may be paid:-

115.1.1 by cheque or warrant made payable to the payee or (where there is more than one payee) to any one of them; or

115.1.2 by any direct debit, bank or other funds transfer system (including, without limitation, payment through a relevant system) to such account as the payee or payees shall direct by notice given to the Company; or

115.1.3 by any other method approved by the Board and agreed by the member (or, in the case of joint holders of a share, all of them).

115.2   A cheque or warrant may be sent by post:-

115.2.1 to the registered address of the holder of the share or, in the case of joint holders, to the registered address of the person whose name stands first in the register; or

115.2.2 if a person is entitled by transmission to the share, as if it were a notice to be given under Article 152; or

115.2.3 in any case, to such person and to such address as the holder or joint holders may direct by notice given to the Company.

116.   Risk

Every cheque or warrant sent in accordance with these Articles shall be sent at risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with Article 115. Payment of a cheque or warrant by the bank on which it was drawn or the transfer of funds by a bank or other funds transfer system shall be a good discharge to the Company.

117.   Receipts of joint holders

Any person registered as a joint holder of any share or who is entitled jointly to a share in consequence of a transmission event may give an effective receipt for any dividend or other moneys payable or property distributable in respect of the share.

118.   Scrip dividends

118.1   The Board may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive further ordinary shares, credited as fully paid, instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution (a "**scrip dividend**") in accordance with the following provisions of this Article, and subject to such terms and conditions as the Board may determine.

118.2   The ordinary resolution may specify a particular dividend (whether or not declared) or may specify all or any dividends payable within a specified period expiring no later than three years after the date of the ordinary resolution. Any such offer shall, where practicable, be made prior to or contemporaneously with the announcement of the dividend in question and any related information as to the Company's profits for the relevant financial period or part of it.

118.3   The basis of allotment shall be determined by the Board so that, as nearly as possible, the value of the further ordinary shares (including any fractional entitlement) is equal to the amount of the cash dividend which would otherwise have been paid (disregarding any associated tax credit).

118.4   For such purpose the value of the further ordinary share shall be the average of the middle market quotations of a share of that class as derived from the Daily Official List of the London Stock Exchange plc on each of the first five consecutive business days on which such shares are quoted "ex dividend" or shall be calculated in such other manner as may be determined by the ordinary resolution.

118.5   The Board shall, after determining the basis of allotment, give notice to the members of the right of election accorded to them and shall specify the procedure to be followed in order to make the election. The Board is not required to give notice to a shareholder who has previously made, and has not revoked, an earlier election to receive ordinary shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the dividend then proposed to be paid. The accidental omission to give notice of any right of election to, or the non-receipt (even if the Company becomes aware of such non-receipt) of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action.

118.6   The Board shall not proceed with any election unless the Company has sufficient reserves or funds that may be capitalised, and the Board has authority to allot sufficient shares, to give effect to it after the basis of the allotment is determined.

118.7   The Board may exclude from any offer or make other arrangements in relation to any holders of ordinary shares where the Board considers that the making of the offer to them or in respect of such shares would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them or in respect of such shares.

118.8   The dividend (or that part of it) in respect of which an election for a scrip dividend has been made shall not be paid and instead further ordinary shares shall be allotted in accordance with the election; for such purpose the Board shall capitalise a sum equal to the aggregate nominal amount of the shares to be allotted out of such sums as are available for the purpose as the Board may consider appropriate and shall apply the same in paying up in full the shares for such allotment.

118.9   The further ordinary shares so allotted shall rank pari passu in all respects with the fully paid shares then in issue, save only as regards participation in the relevant dividend.

118.10 The Board may do all acts and things as it considers necessary or expedient to give effect to any such capitalisation, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into, on behalf of all the members interested, an agreement with the Company providing for such capitalisation and incidental matters and any agreement made under such authority shall be effective and binding on all concerned.

118.11 To the extent that the entitlement of the holder of ordinary shares in respect of any dividend is less than the value of one new ordinary share (as determined for the basis of any scrip dividend) the Board may also from time to time establish or vary a procedure for such entitlement to be accrued and aggregated with any similar entitlement for the purposes of any subsequent scrip dividend.

118.12 Notwithstanding the foregoing, the Board may at any time prior to payment of any specific dividend determine that the dividend shall be payable wholly in cash after all and that all elections made in respect of that dividend shall be disregarded. The dividend shall be payable wholly in cash if the ordinary share capital of the Company ceases to be listed on the Official List or AIM at any time prior to the due date of issue of the additional shares or if the listing is suspended and not reinstated by the date immediately preceding the due date of such issue.

118.13 The Board may determine that the right of election shall not be made available to any members with registered addresses in any territory where, in the opinion of the Board, this would be unlawful or compliance with local laws or regulations would be unduly onerous.

119. Retention and forfeiture of dividends

119.1 The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or other obligations in respect of which the lien exists.

119.2 The Board may retain dividends payable upon shares in respect of which any person is, under the provisions as to the transmission of shares contained above, entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

119.3 Without prejudice to Article 119.5, all unclaimed dividends or other moneys payable on, or in respect of, a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The payment of any unclaimed dividend or other moneys payable on, or in respect of, a share into a separate account shall not constitute the Company a trustee in respect of it.

119.4 The Company shall not be obliged to send any dividends or other sums payable in respect of a share to the holder of that share if such a payment sent by the Company to that person in accordance with Article 115 is returned undelivered or left uncashed on at least two consecutive occasions, or, following one such occasion, if reasonable enquiries have failed to establish the new address for that person or, with respect to a payment to be made by a funds transfer system, a new account for that purpose. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member notifies the Company of an address or, where payment is to be made by a funds transfer system, details of the account, to be used for that purpose.

119.5   Any dividend unclaimed after a period of 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and shall cease to remain owing by the Company.

120.   Dividends in specie

120.1   The Company may, upon the recommendation of the Board, by ordinary resolution direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

120.2   Where any difficulty arises with respect to such distribution, the Board may settle the same as it thinks fit and, in particular, may:-

120.2.1   issue fractional certificates or may appoint any person to sell and transfer any fractions or disregard fractions altogether;

120.2.2   fix the value for distribution of such specific assets or any part of them;

120.2.3   determine that cash payments shall be made to any members on the basis of the value so fixed in order to ensure equality of distribution; and

120.2.4   vest any such specific assets in trustees on such trusts for the persons entitled to the dividend as the Board may think fit.

RECORD DATES

121.   Fixing of record dates

121.1   Notwithstanding any other of these Articles, but without prejudice to any rights attached to any shares, the Company or the Board may by resolution specify a date (the "**record date**") by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

121.2   In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made.

CAPITALISATION OF PROFITS AND RESERVES

122.   Capitalisation of profits and reserves

122.1   The Board may, with the authority of an ordinary resolution of the Company:-

122.1.1   resolve to capitalise any sum standing to the credit of any reserve or other fund of the Company (including share premium account and capital redemption reserve) or any sum standing to the credit of the profit and loss account not required for paying any preferential dividend (whether or not it is available for distribution); and

122.1.2 appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum (in which case for the purposes of this Article the restrictions under the Statutes on the payment of dividends and the making of distributions in respect of shares held as treasury shares shall be deemed not to apply), and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, or otherwise deal with such sum as directed by the resolution, provided that the share premium account, the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued shares to be allotted credited as fully paid;

122.1.3 resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that the latter shares rank for dividend.

122.2 The Board may do all acts and things it considers necessary or expedient to give effect to such capitalisation. Where any difficulty arises in respect of any distribution of any capitalised reserve or other sum, the Board may settle the difficulty as it thinks fit and in particular may make such provisions as it thinks fit in the case of shares or debentures becoming distributable in fractions (including provisions for payment in cash or otherwise or whereby fractional entitlements are disregarded or under which the benefit of fractional entitlements accrues to the Company rather than the member concerned).

122.3 The Board may also authorise any person to sign, on behalf of all the persons entitled to share in the distribution, an agreement with the Company providing for such capitalisation and any matters incidental to it, and any such agreement shall be binding on all such persons.

CERTIFICATES

123. Issue of share certificates

123.1 Except as provided in Article 123.3, every person whose name is entered in the register as the holder of any certificated shares shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him and, if he transfers a part of his holding of the shares represented by a certificate, or elects to hold part in uncertificated form, to a certificate for the balance of his holding of certificated shares.

123.2 Subject to the Statutes, every share certificate shall be issued by the Company in such manner as the Board may decide (which may include use of the seal or securities seal or, in the case of shares on a branch register, an official seal for use in the relevant territory and/or facsimile signatures by one or more Directors or the Secretary or other person authorised to sign the certificate on behalf of the

Company). Each certificate shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares. No certificate shall be issued representing shares of more than one class.

123.3 The Company shall not be bound to issue more than one certificate for shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. No certificate shall be issued in respect of any shares held by a market nominee.

124. Cancellation and replacement of certificates

124.1 Any two or more certificates representing shares of any one class held by any member may, at his request, be cancelled and a single new certificate for all such shares issued in lieu without charge.

124.2 If any member shall surrender a share certificate representing shares held by him for cancellation and request the Company to issue in lieu two or more certificates representing such shares in such proportions as he may specify, the Board may, if it thinks fit, comply with such request on payment of such fee (if any) as the Board may decide.

124.3 If a share certificate is damaged, defaced, worn out, or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the holder on request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions (if any) as to evidence, indemnity and security for such indemnity, and the payment of any expenses of the Company in connection with the request, as the Board thinks fit.

124.4 In the case of joint holders of a share any such request may be made by any one of the joint holders.

CALLS ON SHARES

125. Power to make calls

The Board may, from time to time, make calls upon the members in respect of any moneys unpaid on their shares, whether in respect of the nominal value of the shares or any premium (subject always to the terms of allotment of those shares). Each member shall (subject to being given at least 14 days' notice specifying the time or times and place of payment) pay to the Company, the amount called on his shares as required by the notice. A call may be required to be paid in instalments and may be revoked or postponed by the Board in whole or in part at any time before receipt by the Company of the payment due under it. A person upon whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call was made.

126. Time when call made

A call shall be deemed to have been made at the time when the resolution of the Board authorising that call is passed.

127. Liability of joint holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of that share.

128. Failure to pay call

128.1 If a sum called in respect of a share is not paid before or on the due date for payment, the person from whom the sum is due shall pay interest on the sum from the due date for payment to the date of actual payment at the rate fixed by the terms of the allotment of the share or, if no rate is fixed, the rate determined by the Board, not exceeding 15% per annum or, if higher, the appropriate rate (as defined in, by whichever is the higher appropriate rate of, section 592 or 609 of the 2006 Act), and all costs, charges and expenses incurred by the Company by reason of such non-payment, but the Board may, in any case or cases, waive payment of such interest, costs, charges and expenses, wholly or in part.

128.2 No dividend, or other payment or distribution, in respect of any such share shall be paid or distributed and no other rights, which would otherwise normally be exercisable in accordance with these Articles by a holder of fully paid shares, may be exercised by the holder of any share so long as any such amount, or any interest, costs, charges or expenses payable in accordance with this Article in relation thereto, remains unpaid.

129. Other sums due on shares

Any sum which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall, for the purposes of these Articles, be deemed to be a call duly made and payable on the date fixed for payment. In the case of non-payment, the provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become due and payable by virtue of a call.

130. Power to differentiate

On any issue of shares the Board may make arrangements to differentiate between the holders of the shares as to the amount of calls to be paid and the times of payment.

131. Payments of calls in advance

The Board may, if it thinks fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on the shares held by him, and such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made. The Company may pay interest upon the moneys so received (until they would but for such advance become payable) at such rate as may be agreed between the member paying such sum and the Board. No sum paid up in advance of calls shall entitle the holder of the share in respect of which that sum has been paid to any portion of a dividend, or other payment or distribution, declared in respect of any period prior to the date upon which such sum would, but for such payment, become payable.

FORFEITURE, SURRENDER AND LIEN

132.   Notice on failure to pay a call

132.1   If the whole or any part of any call or instalment of a call remains unpaid after the due date for payment, the Board may give notice to the person from whom it is due requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued on it and any costs, charges and expenses incurred by the Company by reason of such non-payment.

132.2   The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment in accordance with the notice, the share on which the call was made or instalment is payable will be liable to be forfeited.

133.   Forfeiture for non-compliance

133.1   If a notice given under Article 132 is not complied with, any share to which that notice relates may, at any time before the payment required by that notice has been made, be forfeited by a resolution of the Board (and so that such forfeiture shall be deemed to occur at the time of the passing of such resolution). The forfeiture shall include all dividends and other payments or distributions declared in respect of the forfeited share and not actually paid or distributed before forfeiture. The Board may accept a surrender of any share liable to be forfeited.

133.2   A person all or any of whose shares have been forfeited or surrendered shall cease to be a member in respect of those shares and shall surrender any certificate for those shares to the Company for cancellation.

134.   Notice of forfeiture

When any share has been forfeited, notice of the forfeiture shall be given to the holder of the share or, as the case may be, the person entitled to the share by transmission, and an entry of such notice having been given, and of the date of the forfeiture, shall be made in the Register but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

135.   Annulment of forfeiture

The Board may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon the terms of payment of all calls and interest due upon and expenses incurred in connection with the call and forfeiture proceedings and upon any further terms it may think fit.

136.   Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may (subject to the Statutes) be sold, re-allotted or otherwise disposed of, either to the person who was before such forfeiture or surrender the holder of the share or to any other person upon such terms and in such manner as the Board shall think fit and whether with or without all or any part of the amount previously paid on the share being credited as paid. Where, for the purposes of its disposal, a forfeited or surrendered share held in certificated form is to be transferred to any person, the Board may appoint any person to execute an instrument of transfer of the share to or in accordance with the directions of that person. Where, for the purpose of its disposal, a forfeited or surrendered share held in uncertificated form is to be transferred to any person, the Board may exercise any of the Company's powers under Article 6.3. The Company may receive the consideration given for the share on its disposal.

137.   Liabilities on forfeiture

A person any of whose shares have been forfeited or surrendered shall remain liable to pay to the Company all moneys which, at the date of forfeiture or surrender, were presently payable by him to the Company in respect of the shares, with interest on such moneys on the rate at which interest was payable on those moneys before the forfeiture or surrender or, if no interest was payable, at the rate determined by the Board, not exceeding 15% per annum or, if higher, the appropriate rate (as defined in, by whichever is the higher appropriate rate of, section 592 or 609 of the 2006 Act), from the date of forfeiture or surrender until payment. The Board may at its absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

138.   Lien on partly paid shares

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable (whether or not due) in respect of that share. The lien shall extend to all dividends and other payments or distributions payable or distributable in respect of the relevant share. The Board may waive any lien which has arisen and may declare any share to be exempt, wholly or partially, from the provisions of this Article.

139.   Enforcement of lien by sale

139.1   The Company may sell any share on which it has a lien in such manner as the Board thinks fit, but no sale shall be made unless an amount payable on the share in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice demanding payment of the amount presently payable, and giving notice of the intention to sell in default, has been given to the holder for the time being of the share or the person entitled to it by reason of a transmission event.

139.2   To give effect to that sale, in the case of:

139.2.1 a certificated share, the Board may appoint any person to transfer the share sold to, or in accordance with the directions of, the buyer; and

139.2.2 an uncertificated share, the Board may require the Operator to convert the share into certificated form and after such conversion, appoint any person to transfer the share sold to, or in accordance with the directions of, the buyer.

140.   Application of proceeds of sale

The net proceeds of the sale, after payment of the Company's costs associated with the sale, shall be applied in or towards satisfaction of the amount in respect of which the lien exists, and any residue shall (subject to a like lien for debts or liabilities not presently payable but which existed on the share prior to the sale), on surrender to the Company for cancellation of the certificate (if any) in respect of the share sold, be paid to the person entitled to the share immediately before the sale.

141.   Evidence of forfeiture or lien

A statutory declaration by a Director or the Secretary of the Company that a share has been forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated in the declaration as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the relevant transfer being made) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share, and shall not be bound to see to the application of the purchase money (if any), nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share. The remedy of any person aggrieved in respect of the proceedings shall be in damages only and against the Company exclusively.

UNTRACEABLE MEMBERS

142.   Power to dispose of shares of untraced members

142.1   The Company may sell, in such manner as the Board sees fit and at the best price reasonably obtainable, any share held by a member or to which a person is entitled by transmission if:-

142.1.1   the share has been in issue for at least the previous 12 years and during that period at least three cash dividends have become payable in respect of the share and have been sent by the Company in a manner authorised by these Articles;

142.1.2   during that period of 12 years no cash dividend payable in respect of the share has been claimed, no cheque or warrant or other payment for an amount payable in respect of the share has been cashed or otherwise paid and no communication has been received by the Company from the member or person;

142.1.3   the Company has, after the expiration of that period, published advertisements in at least one leading national newspaper and one newspaper circulating in the area in which the last known address of the member (or person entitled by transmission to the share) or the address at which notices may be given under these Articles is located, in each case giving notice of its intention to sell the share;

142.1.4   the Company has not, during a further period of three months after the publication of those advertisements and prior to the sale of the share, received any communication in respect of the share from the member or person entitled by transmission; and

142.1.5   the Company has given notice to the UK Listing Authority of its intention to make such sale, if shares of the class concerned are listed on the Official List or dealt in on the London Stock Exchange.

142.2   The Company shall also be entitled to sell, in the manner provided for in Article 142.1, any share (an "**additional share**") issued on or before the date of publication of the first of any advertisements under Article 142.1 in right of any share to which that Article applies (or in right of any share to which this Article 142.2 applies) if the conditions in Article 142.1.2 to 142.1.4 are satisfied in relation to the additional share (but as if references to a period of 12 years were references to a period beginning on the date of allotment of the share and ending on the date of publication of the first advertisements referred to above).

142.3   To give effect to any sales under this Article the Board may:-

142.3.1   where the shares are held in certificated form, appoint any person to execute, as transferor, an instrument of transfer of the shares to, or in accordance with the directions of, the buyer;

142.3.2   where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to or in accordance with the directions of the buyer.

142.4   The buyer shall not be bound to see the application of the purchase money; nor shall the title of the new holder to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

143.   Sale procedure and application of proceeds

143.1   The Company shall be indebted to the person entitled to the share at the date of sale for an amount equal to the net proceeds of sale, but no trust shall be created and, pending payment of the net proceeds of sale to such person, the proceeds may be used in the Company's business or invested in such a way as the Board may from time to time think fit.

143.2   No interest shall be payable in respect of the net proceeds and the Company shall not be required to account for any money earned on the net proceeds.

ACCOUNTS

144.   Accounts

144.1   Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office or, subject to the Statutes, at such other place or places as the Board thinks fit and shall always be open to the inspection by the Company's officers. No member (as such) shall have any right of inspecting any account or book or document of the Company except as conferred by law or ordered by a court of competent jurisdiction or authorised by the Board.

145.   Summary financial statements

Where permitted by the Statutes, the Company may send a summary financial statement in the form specified by the Statutes to the persons who would otherwise be entitled to be sent a copy of the Company's full annual accounts and reports.

AUDITORS

146.   Validity of acts of auditors

Subject to the provisions of the Statutes, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

147.   Rights of auditors

The auditors shall be entitled to attend any general meeting and to be given all notices of, and other communications relating to, any general meeting which any member is entitled to receive and to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors.

SERVICE OF NOTICES AND OTHER DOCUMENTS

148.   Notices

148.1   Any notice, document or information to be given, sent or supplied to or by any person under these Articles may be given, sent or supplied to any member by the Company either:-

148.1.1   personally;

148.1.2   by sending it by post in a prepaid envelop addressed to the member at his registered address, or by leaving it at that address;

148.1.3   by using electronic means or in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be given, sent or delivered in that form (and has not revoked that agreement);

148.1.4   subject to the provisions of the 2006 Act, by making it available on a website provided that the requirements in Article 148.4 are satisfied;

148.1.5   in accordance with Article 148.2; or

148.1.6   subject to the Statutes, by any other method approved by the Board.

148.2   Where the notice, document or information is given, sent or supplied in electronic form by hand or by post, it must be handed to the intended recipient, or sent to an address to which it could validly be sent if it were in hard copy form in accordance with Article 148.1.2.

148.3   A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him or an address to which notices may be sent by electronic means shall be entitled to receive notices and other documents from the Company at that address, but, unless he does so, shall not be entitled to receive any notice from the Company.

148.4   Any notice, document or information may be given, sent or supplied by the Company to any member by making it available on a website provided that:-

148.4.1   the member has agreed (generally or specifically) that the notice, document or information may be given, sent or delivered to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may give, send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

148.4.2   the member is sent a written notification in accordance with the 2006 Act of the presence of the document or information on a website, the address of that website, the place on the website where the document or information may be accessed, and how to access the document or information. Such notification will be made by post unless the recipient has agreed to receive the notification by electronic means and has supplied the Company with an appropriate address;

148.4.3   the notice, document or information is available on the website throughout the period specified by any applicable provisions of the Statutes, or, if no such period is specified, the period of 28 days beginning with the date on which the notification required by Article 148.4.2 is sent to the person in question, provided that, if the notice, document or information is published on that website for a part, but not all, such period, the notice, document or information shall be treated as being published throughout that period if the failure to publish that notice, document or information throughout that period is wholly attributable to circumstances that it would not be reasonable to have expected the Company to prevent or avoid.

148.5   Where the document posted on the website of the Company is a notice of a meeting of the Company, the notification must state that the document concerns a notice of a company meeting, specify the place, date and time of the meeting, and state whether it will be an annual general meeting.

148.6   Any notice, document or information given, sent or supplied by the Company to the members or any of them:-

148.6.1   by post shall be deemed to have been given, sent, supplied or delivered 48 hours after posting and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post;

148.6.2   by leaving it at a registered address otherwise than by post shall be deemed to have been given, sent or supplied 48 hours after having been left;

148.6.3   by electronic means shall be deemed to have been received 48 hours after it was sent;

148.6.4   by making it available on a website shall be deemed to have been delivered when it was first made available on the website if the shareholder was notified in advance of the availability on the website, or if later, when the shareholder received notice of the fact that the material was available on the website in accordance with the 2006 Act.

148.7   The Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the giving of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

148.8   If the Company gives, sends or supplies any notice, document or information to a member by electronic means and subsequently becomes aware that the member has failed to receive the relevant notice or other document for any reason, the Company shall send a hard copy of the relevant notice or other document by post to the member's last known postal address within 48 hours of the original attempt of sending the notice or other document.

149.   Notice by members

Unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall give, send or supply any notice, information or document under these Articles to the Company either:-

149.1   by posting the notice or other document in a prepaid envelope addressed to the Office; or

149.2   by leaving the notice or other document at the Office; or

149.3   by using electronic means to an address specified (generally or specifically) for that purpose by the Company or deemed by a provision of the 2006 Act to have been so specified.

149.4   A notice, document or information may be given, sent or supplied by a member to the Company in electronic form if the Company has notified the members that the notice, document or information may be given, sent or supplied in that form (and not revoked that agreement).

149.5   Subject to Article 149.4 above, where a notice, document or information is given, sent or supplied in electronic form by hand or by post, it must be given, sent or supplied to an address to which it could validly be sent if it were in hard copy form in accordance with Article 149.1.

150.   Notice to joint holders

In the case of joint holdings, all notices and other documents shall be given or sent to the joint holder whose name appears first in the Register and this shall be sufficient delivery to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having given an address within the United Kingdom at which notices may be given to him or an address to which notices may be sent using electronic communications shall be disregarded.

151.   Notice to persons entitled by transmission

A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred whether or not the Company has notice of the transmission event.

152.   Deemed notice

A member present in person at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

153.   Successors in title bound by notice to predecessor

Every person who becomes entitled to a share shall be bound by any notice (other than a notice given under Section 793 of the 2006 Act) in respect of that share which, before his name is entered in the Register, was given to the person from whom he derives his title.

154.   Notifications relating to publication on a website

Except when the subject or context otherwise requires, in these Articles references to a notice include, without limitation, references to any notification required by the Statutes or these Articles in relation to the publication of any notices or other documents on a website.

155.   Statutory requirements

Nothing in these Articles shall affect any requirement of the Statutes that any particular offer, notice or other document be served in any particular manner.

156.   Record date for delivery

156.1   For the purposes of giving notices of meetings or other documents, whether under these Articles or under Section 310(1) of the 2006 Act, any other Statute or any other statutory instrument, the Company may determine that persons entitled to receive such notices or other documents are those persons entered on the Register at the close of business on a day determined by it, being a day not be more that 15 days before the day that the notice of the meeting or other document is sent.

156.2   For the purposes of determining which persons are entitled to attend and/or vote at a meeting, and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend and/or vote at the meeting.

WINDING UP

157.   Liquidator may distribute in specie

If the Company is being wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may, with the authority of a special resolution and any other sanction required by law:-

157.1   divide among the members in specie the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how such division shall be carried out as between the members or different classes of members; and/or

157.2 vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit but so that no member shall be compelled to accept any assets in respect of which there is any liability.

INDEMNITY

158. Indemnity

Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes and subject as mentioned below, every person who is or was a Director or other officer of the Company (other than any person (whether or not an officer of the Company) engaged by the Company as auditor) shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 256 of the 2006 Act) and (ii) any liability of the kind referred to in Section 234(3) and (6) of the 2006 Act; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Such indemnity shall not, however, extend to any liability incurred by or attaching to such person as a result of his own fraud or wilful default. Where a person is indemnified against any liability in accordance with this Article, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

159. Insurance

To the extent permitted by the Statutes, the Board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:-

159.1 a director, alternate director, secretary, other officer or auditor of the Company or a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); and

159.2 a trustee of a retirement benefits scheme or other trust in which a person referred to in the preceding paragraph is or has been interested,

indemnifying him against liability for negligence, default, breach of duty or breach of trust in relation to the Company or other liability which may lawfully be insured against by the Company.

Appendix L - Shareholder Plan Meeting Notice

NOTICE OF THE PLAN MEETING

IN THE HIGH COURT OF JUSTICE   Claim No. CR-2021-000852
BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES
COMPANIES COURT (ChD)

IN THE MATTER OF
HURRICANE ENERGY P.L.C.
(the Plan Company)
AND
IN THE MATTER OF THE COMPANIES ACT 2006

―――――――――――――――――――――――――

NOTICE OF RESTRUCTURING PLAN MEETING

―――――――――――――――――――――――――

NOTICE IS HEREBY GIVEN that by an order dated 21 May 2021 (**Order**) made in the above matter, the High Court of Justice of England and Wales (the **Court**) has directed that meetings of the Plan Company's members (the **Shareholders**) and the beneficial holders of the bonds specified therein (the **Bondholders**) shall be convened for the purpose of considering and, if thought fit, approving (with or without modification) the restructuring plan proposed by the Plan Company pursuant to Part 26A of the Companies Act 2006 (the **Restructuring Plan**) as set out at Appendix F of the explanatory statement dated 24 May 2021 in relation to the Restructuring Plan (the **Explanatory Statement**).

NOTICE IS HEREBY GIVEN that such meeting of Shareholders will be held via videoconference on 11 June 2021 at or about 12:00 p.m. (London time) or, if later, as soon as possible thereafter as the Bondholder Plan Meeting (as defined below) shall have been concluded or adjourned (the **Shareholder Plan Meeting**). It is noted that a meeting of the Bondholders has been convened for the same date at 11.00 a.m. (the **Bondholder Plan Meeting**).

> **THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**
>
> If you are in doubt about the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all your shares in Hurricane Energy plc, please forward this document and the accompanying proxy form to the person through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

In light of the current social distancing measures aimed at reducing the transmission of the COVID-19 virus in the United Kingdom, please note that attendance at the Shareholder Plan Meeting in person will not be possible. The Shareholder Plan Meeting will be held by videoconference as per the Order. Further information on how Shareholders will be able to access, vote at and participate in the Shareholder Plan Meeting will be announced by the Company via RNS and on its website in advance of the Shareholder Plan Meeting.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Shareholders must comply with all applicable laws and regulations in force in any jurisdiction in which they purchase, offer or sell shares in Hurricane Energy plc or possess or distribute this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.



HURRICANE ENERGY PLC

Notice of Shareholder Plan Meeting

Part I

Directors:

Steven McTiernan	(Chairman)
Antony Maris	(Chief Executive Officer)
Richard Chaffe	(Chief Financial Officer)
Dr David Jenkins	(Senior Independent Director)
John van der Welle	(Non-Executive Director)
Sandy Shaw	(Non-Executive Director)
Beverley Smith	(Non-Executive Director)

24 May 2021

Dear Shareholder,

Hurricane Energy plc: Shareholder Plan Meeting

On or about 21 May 2021, the Court directed that a meeting of the Shareholders shall be convened for the purpose of considering and, if thought fit, approving (with or without modification) the Restructuring Plan as set out at Appendix F of the Explanatory Statement.

The purpose of this document is to provide you with the details of this Shareholder Plan Meeting which is being held by videoconference on 11 June 2021 at or about 12:00 p.m. (London time), or, if later, as soon as possible thereafter as the Bondholder Plan Meeting which has been convened for the same day at 11:00 a.m. (London time) shall have been concluded or adjourned.

The Shareholder Plan Meeting

The formal notice of the Shareholder Plan Meeting can be found in Part II on page 5 of this document and a form of proxy for use in connection with the Shareholder Plan Meeting will be enclosed when hard copies are posted to Shareholders. The notes to the notice of the Shareholder Plan Meeting can be found in Part III on pages 6 to 8. A copy of this notice will be available on the Company's website - www.hurricaneenergy.com. Defined terms used in this letter have the meanings given to them in the formal notice.

Further information on how Shareholders will be able to access, vote at and participate in the Shareholder Plan Meeting will be announced by the Company via RNS and on its website in advance of the Shareholder Plan Meeting.

All Shareholders are able to lodge their vote via proxy well in advance of the Shareholder Plan Meeting. To vote by proxy, please fill in the form of proxy sent to you with this document and return it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY as soon as possible. Proxy votes must be received by 5.00 p.m. on 9 June 2021.

You may also register your proxy vote electronically by going to www.investorcentre.co.uk/eproxy and following the online instructions. For an electronic proxy appointment to be valid, your appointment must be logged on the website using the details contained in your hard-copy proxy form no later than 5.00 p.m. on 9 June 2021.

An explanation of the business to be considered at the Shareholder Plan Meeting appears in Part II on page 5 of this document. By the said order, the Court has directed Antony Maris to act as Chairperson of the Shareholder Plan Meeting, or if, for any reason, he is unable to act, Richard Chaffe, and has directed the Chairperson to report the result of the Shareholder Plan Meeting to the Court.

A copy of the Order and the Plan Documents (as contemplated in the Order) will be available on the Company's website - www.hurricaneenergy.com. A Shareholder may also request a paper copy of the Explanatory Statement (which includes the Restructuring Plan and certain key documents referred to in the Restructuring Plan) free of charge from the Company. Requests should be made by email to communications@hurricaneenergy.com.

The Directors' Recommendation

As set out in more detail in the Explanatory Statement, the Plan Company is constrained by future cash flows from lower than expected and declining oil production rates, and in the context of the July 2022 maturity date for the Plan Company's $230 million convertible bonds, the Plan Company entered into a period of substantive discussions with certain key stakeholders, the outcome of which was the proposed financial restructuring announced on 30 April 2021.

The Plan Company is likely to be unable to repay the amount due on the convertible bonds at maturity. The primary aim of the proposed financial restructuring is to reduce, mitigate the effect of, and/or eliminate, the Plan Company's financial difficulties. The Board and the Plan Company believe that the proposed financial restructuring will enable the Plan Company to avoid breaching its repayment obligations upon the maturity of the convertible bonds by extending the maturity date of the convertible bonds and reduce the amount due upon maturity of the convertible bonds so that the Plan Company possesses a strengthened balance sheet and a more appropriate debt service profile.

The Board and the Plan Company have, since July 2020, carefully and thoroughly considered a number of alternatives, including: a consensual deal with bondholders; further investment by existing shareholders; M&A and asset sales; an investment by Spirit Energy; a company voluntary arrangement; a pre-pack sale via administration; and refinancing. No such alternative transaction exists and it is not considered likely that there would be any such alternative transaction available up to the maturity date of the convertible bonds.

Having considered the relevant alternatives, including that the likely consequence of the proposed financial restructuring not being implemented would be a controlled wind-down of operations followed by an insolvent liquidation, the Plan Company believes that the outcome of implementing the proposed financial restructuring is likely to be better for the Plan Company, its business and its operations and employees than in the event of the relevant alternative, and is in the best interests of the Plan Company's stakeholders taken as a whole.

While the proposed financial restructuring entails significant dilution for existing equity investors, it would delever the Plan Company's balance sheet, enhance its liquidity position, extend its debt maturity profile, provide a stable platform upon which the Plan Company can continue to operate its business over a more extended period of time and thereby provide the possibility of enhanced returns for Bondholders and a possibility of some returns for Shareholders.

Based on financial forecasts, utilising the Plan Company's technical cases and financial model, which take into account a number of market variables as well as the Plan Company's ordinary course of business, the Plan Company considers that the proposed financial restructuring is likely to maximise value for its creditors whilst preserving an equity interest for Shareholders. The Plan Company considers that no stakeholder is likely to be worse off as a result of the Restructuring Plan than in the relevant alternative.

The Directors therefore consider that the Restructuring Plan is in the best interest of the Company's stakeholders, including Shareholders. The Directors will be voting their shareholdings FOR the Restructuring Plan (to the extent permitted) and unanimously recommend that you do so as well.

Yours faithfully,

Steven McTiernan
Chairman

Registered office:

Ground Floor, The Wharf
Abbey Mill Business Park
Lower Eashing, Godalming
Surrey GU7 2QN

Notice of Shareholder Plan Meeting

Part II

NOTICE IS HEREBY GIVEN that by an order dated 21 May 2021 made in the above matter, the Court has directed that a meeting of the Shareholders shall be convened for the purpose of considering and, if thought fit, approving (with or without modification) the Restructuring Plan as set out at Appendix F of the Explanatory Statement.

NOTICE IS HEREBY GIVEN that the Shareholder Plan Meeting will be held via videoconference on 11 June 2021 at or about 12:00 p.m. (London time), or, if later, as soon as possible thereafter as the Bondholder Plan Meeting which has been convened for the same day at 11:00 a.m. (London time) shall have been concluded or adjourned, for the following purposes:

Special resolution

To consider and, if thought fit, to pass the following resolution, which will be proposed as a special resolution:

1. That the Restructuring Plan as set out at Appendix F of the Explanatory Statement is approved.

By order of the Board
Steven McTiernan
Chairman

Registered office:

Ground Floor, The Wharf
Abbey Mill Business Park
Lower Eashing, Godalming
Surrey GU7 2QN

Explanatory notes to the resolution

Resolution 1 is proposed as a special resolution. This means that for the resolution to be passed, more than 75 per cent. in value of all Shareholders present and voting either in person or by proxy at the Shareholder Plan Meeting must be in favour of the resolution. For the purposes of voting at the Shareholder Plan Meeting, to determine whether the Restructuring Plan is approved by Shareholders representing 75% in value of the Shareholders present and voting, each Shareholder shall have one vote for each share held by such Shareholder as determined by the Chairman. The Chairman will retain overall discretion in this regard, and will act on information available to him from the Plan Company and its registrar. The determination will be for voting purposes only and will not in itself constitute an admission of the existence or amount of any shareholding and will not bind the Plan Company or the Shareholder concerned for any other purpose.

The Restructuring Plan will be binding on all Shareholders if:

1. One or more of the Shareholder Plan Meeting and the Bondholder Plan Meeting approve the Restructuring Plan by the requisite majority;
2. The Court sanctions the Restructuring Plan; and
3. An office copy of the Plan Sanction Order is delivered to the Registrar of Companies.

Notes to the notice of the Shareholder Plan Meeting

Part III

Your attention is drawn to the notes below. Pursuant to the Order, the Plan Meeting will be held by videoconference. You are able to participate in the meeting remotely via a live video cast which you can access by logging on to the general meeting website or appoint a proxy to vote on your behalf in accordance with the procedure set out in the notes below. Further information on how Shareholders will be able to access, vote at and participate in the Shareholder Plan Meeting will be announced by the Company via RNS and on its website in advance of the Shareholder Plan Meeting.

1. Shareholders are to attend and participate in the meeting electronically, should they wish to do so.

2. Only those Shareholders who are entered in the register of members of the Plan Company as at 5.00 p.m. on 9 June 2021, or, in the event the Shareholder Plan Meeting is adjourned, at 5.00 p.m. two days before the adjourned Shareholder Plan Meeting shall be entitled to vote at the Shareholder Plan Meeting in respect of the number of shares registered in their names at that time. Changes to entries in the register of members of the Plan Company after 5.00 p.m. on 9 June 2021, or, in the event that the Shareholder Plan Meeting is adjourned, after 5.00 p.m. on the second day before the adjourned meeting, shall be disregarded in determining the rights of any person to vote at the Shareholder Plan Meeting. This is the time specified by the Plan Company for the purposes of Regulation 41 of the Uncertificated Securities Regulations 2001.

3. Neither you nor any other person you might appoint as your proxy will be able to attend the Shareholder Plan Meeting and vote in person. You are still entitled to participate electronically in the Shareholder Plan Meeting. A member will also still be entitled to appoint a proxy to exercise all or any of its, his or her rights to attend and vote instead of it, him or her at the meeting via live video cast. A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. A proxy need not be a member of the Plan Company. A proxy form which may be used to make such appointment and give proxy instructions accompanies this Notice of Shareholder Plan Meeting. The person you appoint as proxy must vote in accordance with your instructions. If you do not give them any instructions, a proxy may vote or not vote as he or she sees fit on any business of the general meeting. Appointing a proxy in this way will not prevent you from attending and voting at the general meeting electronically using the means described at Note 1 above.

4. To appoint the Chairman of the Shareholder Plan Meeting or another person as your proxy using the proxy form, the form must be:

   - completed and signed;
   - sent or delivered to the Plan Company's registrars at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY; and
   - received by the Plan Company's registrars no later than 5.00 p.m. on 9 June 2021.

   In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

   Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

5. Members are encouraged to appoint a proxy electronically by going to www.investorcentre.co.uk/eproxy and following the online instructions. For an electronic proxy appointment to be valid, your appointment must be logged on the website using the details contained in your proxy form no later than 5.00 p.m. on 9 June 2021.

6. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Shareholder Plan Meeting and any adjournment(s) of it by

using the procedures described in the CREST Manual (available from https://www.euroclear.com/site/public/EUI). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited's (EUI) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID number 3RA50) by not later than 48 hours (excluding non-working days) before the time appointed for holding the Shareholder Plan Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Plan Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Plan Company's register of members in respect of the joint holding (the first-named being the most senior).

8. Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers to vote by proxy as a member provided that they do not do so in relation to the same shares.

9. To change your proxy voting instructions, the cut-off time for receipt of proxy appointments (see Notes 4 to 6) also applies in relation to amended instructions; any amended proxy instruction received after the relevant cut-off time will be disregarded. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

10. The Chairman will be responsible for determining, in accordance with the relevant provisions in the Plan Documents, the entitlement of any Shareholder to vote at the Shareholder Plan Meeting. The Chairman will have discretion to accept a Form of Proxy submitted after 5.00 p.m on 9 June 2021 but prior to the Shareholder Plan Meeting.

11. The Chairman will be at liberty to adjourn the Shareholder Plan Meeting for such period as he shall deem appropriate, provided that if adjourned, the Shareholder Plan Meeting recommences as soon as reasonably practicable thereafter.

12. The Chairman shall be entitled to rely on the signature of a completed Form of Proxy submitted to the Plan Company, including one sent online or by email, as a warranty that the signature has been duly authorised by the relevant Shareholder without further investigation.

13. The Chairman shall be at liberty to permit, at his discretion, the attendance of persons who are not otherwise entitled to attend and vote at the Shareholder Plan Meeting, provided that such a person shall not be entitled to speak at the Plan Meeting without the permission of the Chairman.

14. The Chairperson and the Plan Company shall have permission to apply to the Court for such further directions on this matter as is considered necessary or appropriate.

15. Duly appointed proxies and corporate representatives are encouraged to please contact the Company's registrar before 5.00 p.m. on 9 June 2021 on 0370 707 1733 UK +44(0) 370 7071733 if you are calling from outside the UK for your unique username and password. Lines are open 9.00am to 5.00pm Monday to Friday (excluding public holidays in England & Wales).

16. A copy of this Notice of Meeting can be found on our website at www.hurricaneenergy.com.

17. **Further information on how Shareholders will be able to access, vote at and participate in the Shareholder Plan Meeting will be announced by the Company via RNS and on its website in advance of the Shareholder Plan Meeting.**

Registered office:
Ground Floor, The Wharf
Abbey Mill Business Park
Lower Eashing, Godalming, Surrey
GU7 2QN